Exhibit C-6

A Plan to Grow Our Economy and Make Life More Affordable

A Plan to Grow Our Economy

and Make Life More Affordable

©Her Majesty the Queen in Right of Canada (2022)

All rights reserved

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or any part thereof shall be addressed to the Department of Finance Canada.

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Foreword

Taken individually, the events of the last two years have not been without precedent. Canada has endured previous recessions and even pandemics. We have been buffeted by European wars and fought in them, too. We have experienced crises big and small, and we have always prevailed.

But in this country’s nearly 155 years, Canadians have never been through a time like the one we have been living through these past 25 months.

On that Thursday in March of 2020—when travel plans were hastily cancelled and lines suddenly formed at our grocery stores—we knew that this virus would disrupt our lives. But few imagined quite how much and for quite how long.

Yet here we are. We bent but we did not break.

Canadians have done everything that has been asked of them, and more.

And so, to all of them—to all of you—I want to say thank you!

I now have the honour of tabling my second federal Budget.

I tabled my first in April of 2021.

In the year preceding it, the Canadian economy had teetered on the brink.

Our economy contracted by 17 per cent—the deepest recession since the 1930s. Three million Canadians lost their jobs.

It was a shattering economic blow. The Great Depression scarred this country for a generation or more. It was entirely reasonable to fear that the COVID recession would likewise hamstring us for years; that millions of Canadians would still today be without jobs; and that the task of rebuilding our country would be the work of decades.

We knew we could not let that happen. And so we provided unprecedented emergency support to Canadian families and Canadian businesses. Our relentless focus was on jobs—on keeping Canadians employed, and on keeping their employers afloat.

It was an audacious plan. And it worked.

Our economy has recovered 112 per cent of the jobs that were lost during those awful first months, compared to just 90 per cent in the United States. Our unemployment rate is down to just 5.5 per cent—close to the 5.4 per cent low in 2019 that was Canada’s best in five decades.

Our real GDP is a full 1.2 per cent above where it was before the pandemic. Just think about that: After a devastating recession—after wave after wave and lockdown after lockdown—our economy has not just recovered. It is booming.

Today, Canada has come roaring back.

Foreword   v

But Canadians know that fighting COVID and the COVID recession came at a high price.

Snarled supply chains are driving prices higher at the checkout counter. Buying a house is out of reach for far too many Canadians.

Inflation—a global phenomenon—is making things more expensive in Canada, too.

The money that rescued Canadians and the Canadian economy—deployed chiefly and rightly by the federal government to the tune of eight of every ten dollars invested—has depleted our treasury.

Our COVID response came at a significant cost, and our ability to spend is not infinite. We will review and reduce government spending, because that is the responsible thing to do.

And on this next point, let me be very clear: We are absolutely determined that our debt-to-GDP ratio must continue to decline. Our pandemic deficits are and must continue to be reduced. The extraordinary debts we incurred to keep Canadians safe and solvent must be paid down.

This is our fiscal anchor—a line we shall not cross, and that will ensure that our finances remain sustainable so long as it remains unbreached.

Canada has a proud tradition of fiscal responsibility. It is my duty to maintain it—and I will.

So now is the time for us to focus—with smart investments and a clarity of purpose—on growing our economy.

That is what our government proposes to do. And this is how we propose to do it.

Pillar one of our plan is investing in the backbone of a strong and growing country: our people.

Let me start with housing.

Housing is a basic human need, but it is also an economic imperative. Our economy is built by people, and people need homes in which to live.

But Canada does not have enough homes. We need more of them, fast.

This Budget represents perhaps the most ambitious plan that Canada has ever had to solve that fundamental problem.

Over the next ten years, we will double the number of new homes we build. This must become a great national effort, and it will demand a new spirit of collaboration—provinces and territories; cities and towns; the private sector and non-profits all working together with us to build the homes that Canadians need.

We will invest in building more homes and in bringing down the barriers that keep them from being built. We will invest in the rental housing that so many count on. We will make it easier for our young people to get those first keys of their own.

And we will do everything we can to make the market fairer for Canadians. We will prevent foreign buyers from parking their money in Canada by buying up homes. We will make sure that houses are being used as homes, rather than as commodities to be traded.

But on housing, I would like to offer one caution: There is no silver bullet which will immediately, once and forever, make every Canadian a homeowner in the neighbourhood where they want to live.

As Canada grows—and as a growing Canada becomes more and more prosperous—we will need to continue to invest, year after year after year, in building more homes for a growing country.

A growing country and a growing economy also demand a growing workforce. A lack of workers—and of workers with the right skills—is constraining the industrialized economies around the world.

But there is good news.

In 2020, Canada had the fastest population growth in the G7. At a time when the world is starved for workers and talent, our country’s unique enthusiasm for welcoming new Canadians is a powerful—and particularly Canadian—driver of economic prosperity.

This Budget will make it easier for the skilled immigrants that our economy needs to make Canada their home.

It will also invest in the determined and talented workers who are already here.

We will make it more affordable for our workers to move to where the jobs are. Programs like the Canada Worker’s Benefit will make it more worthwhile for people to work.

We will invest in the skills that Canadian workers will need to fill the good-paying jobs of today and tomorrow, and we will break down barriers and ensure that everyone is able to roll up their sleeves and get to work if they want to.

And yes: One of those barriers is affordable childcare.

When we promised—less than a year ago—to make high quality, affordable childcare a reality for all Canadians, our plan was certainly welcomed. But the cheers were muted by justifiable skepticism. After all, similar promises had been made and broken for decades—five of them in fact!

That’s why, as I stand here today, I am so proud to say we have delivered. We have signed agreements on early learning and child care with every single province and territory.

Foreword   vii

This is women’s liberation. It will mean more women no longer need to choose between motherhood and a career. And it will make life more affordable for middle class Canadian families.

Fees are already being slashed across the country. By the end of this year, they will be reduced by an average of 50 per cent.

And by 2025-26, child care will average just $10-a-day, from coast-to-coast-to-coast.

This is feminist economic policy in action.

Housing and immigration and skills and child care. These are social policies, to be sure. But just as importantly, they are economic policies, too.

This strategy, which our government has been pursuing for the past seven years, is what the US Secretary of the Treasury, Janet Yellen, has recently dubbed “Modern Supply Side Economics.”

And because these policies will create supply-led growth that helps satisfy the demand driving inflation, they are precisely what Canada needs right now.

Our second pillar for growing our economy is the green transition.

In Canada—and around the world—climate action is no longer a matter of political debate or personal conviction; it is an existential challenge. That means it is also an economic necessity.

In the largest economic transformation since the Industrial Revolution, the world economy is going green.

Canada can be in the vanguard, or we can be left behind.

That is, of course, no choice at all—which is why our government is investing urgently in this shift.

Our plan is driven by our national price on pollution—the smartest, most effective incentive for climate action—and a new Canada Growth Fund which will help attract the billions of dollars in private capital we need to transform our economy at speed and at scale.

For our children, that means cleaner air and cleaner water tomorrow. And it will mean good jobs for Canadians today.

Our third pillar for growth is a plan to tackle the Achilles heel of the Canadian economy: productivity and innovation.

We are among the most educated countries in the world. Our scientists win Nobel prizes, and our cities are outshining Silicon Valley in creating high-paying technology jobs.

But we are falling behind when it comes to economic productivity. Productivity matters because it is what guarantees the dream of every parent—that our children will be more prosperous than we are.

This is a well-known Canadian problem—and an insidious one. It is time for Canada to tackle it.

We propose to do so, in part, with a new innovation and investment agency—drawing on international best practices from around the world—that will give companies across the country and across our economy the tools and incentives they need to create and invent, and to produce more with less.

We will encourage small Canadian companies to get bigger.

We will help Canadians and Canadian companies develop new IP—and turn their new ideas into new businesses and new jobs.

These three pillars—investing in people, investing in the green transition, and investing in innovation and productivity—will create jobs and prosperity today, and build a stronger economic future for our children.

They will make life more affordable, and they will ensure Canada continues to be the best place in the world to live, work, and raise a family.

From the first day we started working on this Budget, this growth agenda was always going to be our focus.

And then, Vladimir Putin invaded Ukraine.

The world we woke up to on February 24 was different from the one that had existed when we turned off the lights the night before.

When Putin opened fire on the people of Ukraine, he also turned his guns on the unprecedented period of prosperity that the world’s democracies have worked so diligently to build over more than 76 years.

Our rules-based international order—born from the ashes of the Second World

War—today confronts the greatest threat since its inception.

And so our response was swift and strong. Canada and our allies imposed the toughest sanctions ever inflicted on a major economy. Russia has become an economic pariah.

But Putin’s assault has been so vicious that we all now understand that the world’s democracies—including our own—can be safe only if the Russian tyrant and his criminal armies are entirely vanquished.

And that is what we are counting on the brave people of Ukraine to do.

Because they are fighting our fight—a fight for democracy—it is in our urgent national interest to ensure they have the missiles and the money they need to win.

Foreword    ix

And that is what this Budget provides.

Putin’s invasion of Ukraine has also reminded us that our own peaceful democracy—like all the democracies of the world—depends ultimately on the defence of hard power. The world’s dictators should never mistake our civility for pacifism. We know that freedom does not come for free, and that peace is guaranteed only by our readiness to fight for it.

That is why this Budget makes an immediate, additional investment in our armed forces, and proposes a swift defence policy review to equip Canada for a world that has become more dangerous.

The images of Russian tanks rolling across Ukraine did not change the fundamental goal of this Budget.

But Putin’s attack on Ukraine, and that country’s remarkable and valiant resistance, has reinforced our government’s deepest conviction—a line that runs through everything in this Budget, and in each of the Budgets that have preceded it: That the strength of a country does not come solely from the vastness of the reserves of its central bank, or from the size of the force in its garrisons.

Those do matter, to be sure. But they matter less than democracy itself.

They can be defeated—they are being defeated—by a people who are united and free.

And that is every country’s true source of strength.

For a country to be strong, everyone must be included and empowered and united.

So let me explain what that stronger country looks like here at home:

It means we need housing that is affordable for everyone, and a system where an entire generation is not priced out of owning a home.

It means we need to do our part to fight climate change so that we can leave our children with clean air, clean water, and a livable planet.

It means we need to continue to face up to the sins of our past, and ensure that Indigenous peoples in this country are able to live dignified and prosperous lives.

It means we need a health care system that allows people to see a doctor or a dentist, and to receive mental health care, too.

It means we need to continue to build a society that is truly equal for everyone, because the colour of your skin, or who you love, or where you were born should not dictate whether you get to share in the opportunities that Canada provides.

And it means we need an economy that allows businesses to grow and create good middle class jobs, and where everyone can earn a decent living for an honest day’s work.

The brave people of Ukraine have shaken the world’s older democracies out of

x

our 21st century malaise. They have reminded us that the strength and unity of a country comes from the strength and unity of its people.

And they have reminded us that there should be no greater priority than to build a country that we would be willing to fight for.

That is what we have tried to do these last seven years. And that is what we will continue to do today.

And so, I am proud to introduce Budget 2022: A Plan to Grow Our Economy and Make Life More Affordable.

A plan that invests in people. And a plan that will help build a Canada where nobody gets left behind.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

Foreword   xi

Foreword	v

Overview: Economic Context	3

1. A Strong Recovery Path	4

Canada’s Performance Has Exceeded Expectations	4

Canada’s Jobs Recovery Has Been Exceptionally Strong	5

2. From Pandemic to Conflict	7

Russia’s Invasion Is Dragging Down Global Growth	7

High Global Inflation and the Outlook for Canada	10

3. Budget 2022 Economic Environment	14

Survey of Private Sector Economists	14

Budget 2022 Economic Scenario Analysis	15

4. Budget 2022 Fiscal Framework	17

A Responsible Fiscal Plan	17

Preserving Canada’s Low Debt Advantage: The Fiscal Anchor	21

5. Investing to Grow the Economy	25

Investing in a Green Transition That Will Support Jobs and Growth	27

Investing in Our Economic Capacity and Security	28

Investing in an Inclusive Workforce	29

Chapter 1: Making Housing More Affordable	33

1.1 Building Affordable Homes	36

Launching a New Housing Accelerator Fund	37

Using Infrastructure Funding to Encourage More Home Construction	37

Leveraging Transit Funding to Build More Homes	38

Rapidly Building New Affordable Housing	38

Speeding Up Housing Construction and Repairs for Vulnerable Canadians	38

Building More Affordable and Energy Efficient Rental Units	39

Direct Support for those in Housing Need	40

A New Generation of Co-Operative Housing Development	40

Affordable Housing in the North	41

Multigenerational Home Renovation Tax Credit	41

Greener Buildings and Homes	42

Establishing a Greener Neighbourhood Pilot Program	42

Greener Construction in Housing and Buildings	43

Greener Affordable Housing	43

Long-Term Supports to End Homelessness	43

Improving Community Responses to Homelessness	44

A New Veteran Homelessness Program	44

1.2 Helping Canadians Buy Their First Home	44

A Tax-Free First Home Savings Account	45

Doubling the First-Time Home Buyers’ Tax Credit	45

An Extended and More Flexible First-Time Home Buyer Incentive	46

Supporting Rent-to-Own Projects	46

1.3 Protecting Buyers and Renters	47

Moving Forward on a Home Buyers’ Bill of Rights	47

Housing for Canadians, Not for Big Corporations	47

1.4 Curbing Foreign Investment and Speculation	48

A Ban on Foreign Investment in Canadian Housing	48

Making Property Flippers Pay Their Fair Share	49

Taxing Assignment Sales	49

Protecting Canadians From Money Laundering in the Mortgage Lending Sector	50

Chapter 2: A Strong, Growing, and Resilient Economy	57

2.1 Leading Economic Growth and Innovation	60

Launching a World-Leading Canada Growth Fund	60

Creating a Canadian Innovation and Investment Agency	61

Review of Tax Support to R&D and Intellectual Property	63

Cutting Taxes for Canada’s Growing Small Businesses	64

2.2 Supporting Economic Growth and Stable Supply Chains	65

Canada’s Critical Minerals and Clean Industrial Strategies	65

Better Supply Chain Infrastructure	69

Moving on Canada’s Infrastructure Investments	70

Strengthening Canada’s Semiconductor Industry	72

Growing Canada’s Health-Focused Small and Medium-Sized Businesses .	72

Making Canada’s Economy More Competitive	72

Leadership on Internal Trade and Labour Mobility	73

Supporting Canada’s Innovation Clusters	73

Renewing the Canadian Agricultural Partnership	74

2.3 Investing in Intellectual Property and Research	74

Building a World-Class Intellectual Property Regime	74

Securing Canada’s Research from Foreign Threats	76

Hiring More Leading Researchers	77

Expanding Canada’s Presence in Space	77

Leveraging the National Research Council	78

Funding for Black Researchers	78

Funding the Canadian High Arctic Research Station	78

2.4 Driving Investment and Growth for Our Small Businesses	79

Reducing Credit Card Transaction Fees	79

Strengthening Canada’s Trade Remedy and Revenue Systems	79

Employee Ownership Trusts	80

Engaging the Cannabis Sector	80

2.5 Supporting Recovery and Growth in Affected Sectors	81

The Next Steps Towards High Frequency Rail	81

Investing in VIA Rail Stations and Maintenance Centres	81

Supporting the Prince Edward Island Potato Industry	82

Full and Fair Compensation for Supply Managed Sectors	82

Support for Canada’s Tourism Sector	83

Chapter 3: Clean Air and a Strong Economy	89

3.1 Reducing Pollution to Fight Climate Change	91

Reducing Emissions on the Road	91

Sustainable Agriculture to Fight Climate Change	93

Expanding the Nature Smart Climate Solutions Fund	93

A New Tax Credit for Investments in Clean Technology	94

Returning Fuel Charge Proceeds to Small and Medium- Sized Enterprises .	94

Expanding the Low Carbon Economy Fund and Supporting Clean Energy in Yukon	95

Support for Business Investment in Air-Source Heat Pumps	95

Building Capacity to Support Green Procurement	96

Industrial Energy Management	96

3.2 Building a Clean, Resilient Energy Sector	96

Investment Tax Credit for Carbon Capture, Utilization, and Storage	97

Clean Electricity	98

Small Modular Reactors	99

Phasing Out Flow-Through Shares for Oil, Gas, and Coal Activities	99

3.3 Protecting Our Lands, Lakes, and Oceans	100

Renewing and Expanding the Oceans Protection Plan	100

Protecting Our Freshwater	101

Taking More Action to Eliminate Plastic Waste	102

Fighting and Managing Wildfires	102

Growing Canada’s Trail Network	103

British Columbia Old Growth Nature Fund	104

3.4 Building Canada’s Net-Zero Economy	104

Increasing the Impact of the Canada Infrastructure Bank	105

Net-Zero Capital Allocation Strategy	106

Climate Disclosures for Federally Regulated Institutions	106

Supporting the International Sustainability Standards Board’s Montreal Office	106

Chapter 4: Creating Good Middle Class Jobs	113

4.1 Delivering on Child Care	114

Supporting Early Learning and Child Care	114

4.2 Immigration for Our Economy	117

Canada’s Ambitious Immigration Plan	117

Efficiently Welcoming Visitors, Students, and Workers to Canada	118

Securing the Integrity of Canada’s Asylum System	118

Supporting Legal Aid for Asylum Seekers	119

Improving Support Services for Immigrants and Visitors to Canada	119

Improving the Citizenship Program	119

4.3 A Workforce for the 21st Century Economy	120

Modernizing Labour Market Transfer Agreements	120

Bringing Workers to the Decision-Making Table	121

Doubling the Union Training and Innovation Program	121

Sustainable Jobs	122

4.4 Connecting Workers to Good Jobs	122

Labour Mobility Deduction for Tradespeople	123

Supporting Foreign Credential Recognition in the Health Sector	123

An Employment Strategy for Persons With Disabilities	124

Improving the Temporary Foreign Worker Program	124

Completing the Employment Equity Act Review	125

4.5 Towards A Better Employment Insurance System	126

Extending Temporary Support for Seasonal Workers	126

Chapter 5: Canada’s Leadership in the World	131

5.1 Reinforcing Our National Defence	132

Reviewing Canada’s Defence Policy	133

Reinforcing our Defence Priorities	134

Supporting Culture Change in the Canadian Armed Forces	135

Enhancing Canada’s Cyber Security	136

5.2 Supporting Ukraine	137

Bolstering Ukraine’s Fight for Freedom	137

Holding Russia Accountable	137

Supporting Ukrainians Through the Crisis	139

A Safe Haven for Ukrainians	139

5.3 Standing Up for Democracy, Transparency, and the Rule of Law	140

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime	140

Implementing a Publicly Accessible Beneficial Ownership Registry	141

Combatting Misinformation and Disinformation	142

5.4 Providing International Assistance	143

Leading in the Global Fight Against COVID-19	144

Strengthening Global Health Security	144

Chapter 6: Strong Public Health Care	149

6.1 A Stronger Health Care System	151

Dental Care for Canadians	152

Reducing the Backlogs of Surgeries and Procedures	152

Increasing Loan Forgiveness for Doctors and Nurses in Rural and Remote Communities	152

Researching the Long-Term Impacts of COVID-19	153

Improving Canada’s Dementia and Brain Health Research	153

Supporting the Centre for Aging and Brain Health Innovation	153

The Canada Health Transfer	154

6.2 Supporting Mental Health and Well-Being	155

Supporting Mental Well-Being With the Wellness Together Canada Portal	156

Addressing the Opioid Crisis	157

Better Mental Health Support for Black Federal Public Servants	157

6.3 Investing in Public Health	157

Strengthening Canada’s Ability to Detect and Respond to Public Health Events and Emergencies	158

Maintaining the National Emergency Strategic Stockpile	158

Piloting a Menstrual Equity Fund for Those in Need	158

Help for Canadians Who Want to Become Parents	159

Taxation of Vaping Products	159

Chapter 7: Moving Forward on Reconciliation	165

7.1 Addressing Past Harms and Discrimination Related to Indigenous Children and Families	167

Supporting First Nations Children Through Jordan’s Principle	168

Implementing Indigenous Child Welfare Legislation	169

Addressing the Shameful Legacy of Residential Schools	170

7.2 Supporting Strong and Healthy Communities	171

Improving Health Outcomes in Indigenous Communities	171

Distinctions-based Mental Health and Wellness	172

First Nations Elementary and Secondary Education	172

Clean Drinking Water and Better Infrastructure for First Nations Communities	172

Investing in Housing for Indigenous Communities	174

7.3 Advancing Self-Determination and Prosperity	174

Implementing the United Nations Declaration on the Rights of Indigenous Peoples Act	175

Legislative Changes to Support Self-Determination	175

Indigenous Climate Leadership	176

Partnering with Indigenous Peoples in Natural Resource Projects	176

Indigenous Economic Participation in Trans Mountain	177

Supporting Indigenous Businesses and Community Economic Development	177

Advancing Tax Jurisdiction for Indigenous Governments	178

Chapter 8: Safe and Inclusive Communities	183

8.1 A Diverse and Inclusive Canada	184

A Federal LGBTQ2 Action Plan	184

Fighting Systemic Racism, Discrimination, and Hate	184

Supporting Black Canadian Communities	185

Federal Funding for the Jean Augustine Chair in Education, Community and Diaspora	186

Supporting the Muslims in Canada Archive	186

Building the Jewish Community Centre of Greater Vancouver	186

Ensuring Fair Compensation for News Media in the Digital News Ecosystem	187

Supporting Local and Diverse Journalism	187

Creating a Safer Sport System	188

Supporting Special Olympics Canada	188

Supporting Our Seniors	188

Doubling the Home Accessibility Tax Credit	190

National School Food Policy	190

Support for Workers Experiencing Miscarriage or Stillbirth	191

8.2 Keeping Canadians Safe	191

Developing a Buy-Back Program for Assault Weapons	191

Working with Provinces and Territories to Advance the National Action Plan to End Gender-Based Violence	192

Preparing for Emergencies	192

Supporting Recovery and Completing the Rail Bypass in Lac-Mégantic	.192

Increasing the Capacity of Superior Courts	193

Enhancing Legal Aid for Those Who Need It Most	193

8.3 Supporting Artists and Charities in Our Communities	194

Supporting Canada’s Performing Arts and Heritage Sectors	194

Supporting a More Inclusive Arts Training Sector	195

Stronger Partnerships in the Charitable Sector	195

Boosting Charitable Spending in Our Communities	196

Chapter 9: Tax Fairness and Effective Government	203

9.1 A Fair Tax System	204

Requiring Financial Institutions to Help Pay for the Recovery	205

Preventing the Use of Foreign Corporations to Avoid Canadian Tax	206

Next Steps Towards a Minimum Tax for High Earners	206

Limiting Aggressive Tax Avoidance by Financial Institutions	207

Closing the Double-Deduction Loophole	208

Expanding Anti-Avoidance Tax Rules	208

Strengthening the General Anti-Avoidance Rule	208

International Tax Reform	209

International Accounting Standards for Insurance Contracts	210

Reinforcing the Canada Revenue Agency	211

Eliminating Excise Duty on Low-Alcohol Beer	212

Bill C-208 Follow-up	212

9.2 Effective Government	212

Reducing Planned Spending in the Context of a Stronger Recovery	213

Strategic Policy Review	213

Council of Economic Advisors	214

Addressing the Digitalization of Money	214

A Fairer Banking Complaints Handling System for Canadians	215

Embracing Digital Government	215

Public Sector Pension Plan Governance	215

Review of the Public Servants Disclosure Protection Act	215

Annex 1: Details of Economic and Fiscal Projections	219

Annex 2: Debt Management Strategy	261

Annex 3: Legislative Measures	273

Overview

Economic Context

1. A Strong Recovery Path	4

Canada’s Performance Has Exceeded Expectations	4

Canada’s Jobs Recovery Has Been Exceptionally Strong	5

2. From Pandemic to Conflict	7

Russia’s Invasion Is Dragging Down Global Growth	7

High Global Inflation and the Outlook for Canada	10

3. Budget 2022 Economic Environment	14

Survey of Private Sector Economists	14

Budget 2022 Economic Scenario Analysis	15

4. Budget 2022 Fiscal Framework	17

A Responsible Fiscal Plan	17

Preserving Canada’s Low Debt Advantage: The Fiscal Anchor	21

5. Investing to Grow the Economy	25

Investing in a Green Transition That Will Support Jobs and Growth	27

Investing in Our Economic Capacity and Security	28

Investing in an Inclusive Workforce	29

2   Overview

Overview

Economic Context

The Canadian economy has staged a strong recovery from the pandemic. Our workers and businesses have displayed remarkable resilience as the world endured multiple waves of COVID-19. Real GDP returned to pre-pandemic levels earlier than expected. Canada’s jobs recovery has outperformed its G7 peers and surpassed even the most optimistic expectations. Economic scarring from the pandemic has largely been avoided.

The impacts of the pandemic are still being felt by workers and businesses, whether from the ongoing rebalancing of consumer demand and related supply chain issues, or new realities such as increased remote work and the accelerating digitalization of our economy. Federal emergency supports managed to stabilize household finances, support millions of jobs, and keep small businesses afloat. And now, unemployment is lower than it was when the pandemic started.

However, the global economy remains fragile and any potential setbacks could have a major impact on Canada. The illegal and barbaric Russian invasion of Ukraine has led to the loss of thousands of lives and the exodus of millions of Ukrainians. For those watching from afar, the invasion is a major new source of uncertainty. The ramifications are being felt worldwide.

The invasion of Ukraine and the resulting sanctions against Russia have weighed on markets and confidence; led to a surge in commodity prices; and resulted in a deterioration of the global economic outlook. Higher commodity prices and additional supply disruptions will exacerbate the inflationary pressures already seen across the world.

As an open economy and a trading nation, Canada has to confront, head-on, longstanding challenges and new global economic dynamics. The world is changing, and Canada cannot be left behind.

We need to invest in an economy that is innovative and growth-friendly. We need to navigate a global green transition that is accelerating every day. We need to ensure that all Canadian workers, Canadian businesses, and all regions of the country benefit from it. We need to build more affordable housing to meet the growing needs of a growing workforce. We need to invest in skills and immigration to ensure that the workforce is prepared for the economy of today, and tomorrow.

The government is focused on positioning Canada to thrive in an uncertain world. Budget 2022 takes needed steps to create an environment that spurs the investments we need to grow our economy, create new, good-paying jobs for Canadians, and grow the middle class.

Economic Context   3

1. A Strong Recovery Path

Canada’s Performance Has Exceeded Expectations

The Canadian economy returned to its pre-pandemic level of activity in the fourth quarter of 2021, marking the fastest recovery of the last three recessions (Chart 1). Real GDP also grew 6.7 per cent at an annual rate in the last quarter of 2021—the second-strongest pace of growth in the G7.

The scale of the government’s emergency economic support has fostered a strong recovery, and has helped Canadians and Canadian businesses weather the pandemic.

However, the effects of economic uncertainty are evident in measures of consumer and business confidence. The Conference Board of Canada’s Index of Business Confidence was 10 per cent below its long-term average in the fourth quarter of 2021. Consumer confidence was also below its historical average as of March 2022, weighed down by concerns about inflation.

Chart 1
Real GDP Change During COVID-19 and Previous Recessions

index, pre-recession peak = 100
Pre-pandemic level
100
95
90
85
0
1
2
3
4
5
6
7
8
quarters after pre-recession peaks
2008-2009 recession
1981-1982 recession
1990-1991 recession
COVID-19 recession

Note: Three recessions are 1981-1982, 1990-1991 and 2008-2009. Last data point is 2021Q4.
Sources: Statistics Canada; Department of Finance Canada calculations.

4   Overview

Canada’s Jobs Recovery Has Been Exceptionally Strong

Canada’s labour market is emerging strongly from the fifth wave of the pandemic, with the economy adding nearly 340,000 new jobs in February—more than making up for January’s loss (Chart 2). Canada has seen the fastest jobs recovery in the G7 (Chart 3)—recouping 112 per cent of the jobs lost at the outset of the pandemic, compared with 90 per cent in the U.S.

Chart 2
Employment in Canada

index, February 2020 = 100
100
95
90
85
80
Feb 2020
Jun 2020
Oct 2020
Feb 2021
Jun 2021
Oct 2021
Feb 2022

Note: Last data point is February 2022.
Source: Statistics Canada.

Chart 3
Change in Employment Across G7 Countries Relative to February 2020

Canada
France
Germany
Italy
Japan
United States
United Kingdom
-2
-1
0
1
2
per cent change relative to February 2020

Note: Last data point is February 2022 for Canada, Germany, Italy, Japan, and the United States; December 2021 for the United Kingdom; and 2021Q4 for France (which is compared to 2019Q4 for France).
Source: Haver Analytics.

Economic Context   5

The February jobs report also means that all of Canada’s fiscal guardrails—from the unemployment rate, to employment rate, to actual hours worked—have effectively recovered to their pre-pandemic levels (Chart 4). Significant progress along many other labour market dimensions has also been made (Chart 5).

With February’s job gains, Canada’s unemployment rate dropped to 5.5 per cent, falling below its pre-pandemic level for the first time, and near the 50-year low of 5.4 per cent reached in May 2019 (Chart 6). While many advanced economies have seen significant declines in their unemployment rate, few have also experienced an increase in labour force participation to the extent Canada has (Chart 7).

6   Overview

Chart 6
Unemployment Rate

per cent
14
13
12
11
10
9
8
7
6
5
Historical low
Jan 1976
Jan 1982
Jan 1988
Jan 1994
Jan 2000
Jan 2006
Jan 2012
Jan 2018

Note: Last data point is February 2022.
Source: Statistics Canada.

Chart 7
Change in the Labour Force Participation Rate Across G7 Countries Relative to 2019Q4

percentage points
1.5
1.0
0.5
0.0
-0.5
-1.0
United Kingdom
United States
Japan
Italy
Canada
Germany
France

Note: For Ages 15-64. Shows the change from 2019Q4 to the latest quarter, which is 2021Q4 for all countries.
Sources: Statistics Canada; OECD.

While tight labour markets are leading to improved opportunities for workers, it also creates significant and pressing challenges for businesses looking to hire more workers. Employers were actively recruiting for more than 900,000 jobs in the fourth quarter of 2021, pointing to continued strong labour demand and the potential for wage growth to increase further.

2. From Pandemic to Conflict

Russia’s Invasion Is Dragging Down Global Growth

The unprovoked and unjustified Russian invasion of Ukraine is a significant headwind for the global economic outlook. The economic damage risks becoming increasingly severe and long-lasting, and the economic shockwaves from the war will be felt by consumers around the world through higher energy and food prices. These effects—along with disruptions to trade, tighter financial conditions, and fragile confidence—will contribute to a meaningful weakening of global economic growth if the conflict persists.

While Russia and Ukraine account for less than 2 per cent of global GDP, they are major suppliers of key commodities such as wheat, energy, potash, palladium, and nickel. As a result, the invasion of Ukraine—and the significant sanctions imposed on Russia’s economy—have jolted commodity markets with a surge in prices (Chart 8). With sanctions likely to remain for some time and a longer-term strategic shift away from Russian resources in some parts of the world, certain commodity prices are poised to remain elevated and volatile.

Economic Context   7

Though higher commodity prices are leading to a surge in Canada’s terms of trade (the ratio of export prices to import prices), sharply higher prices risk causing hardship for many households and disrupting the production of goods and services worldwide (Chart 9). Europe in particular is highly dependent on Russian natural gas and crude oil.

The heightened level of uncertainty, along with deterioration of the global economic outlook, is also affecting investor and business confidence globally. This has translated into significant weakness in equity markets worldwide, with most major global stock market indices—especially those in Europe—still down from their peaks. The longer the Russia-Ukraine conflict lasts, the greater the downside will be.

If recent moves in commodity prices and financial markets were to persist for a year, the Organisation for Economic Co-operation and Development (OECD) estimates that it could reduce global growth by more than 1 percentage point in the first year (Chart 10), while global inflation could be at least 2.5 percentage points higher. The economic impact will vary heavily by region. In Russia, the conflict along with the direct blow from significant economic and financial sanctions, could lead the economy to suffer a severe recession. Given close trade ties and financial links to Russia and Ukraine, the euro area is likely to be one of the most affected regions, with its real GDP expected to be reduced by 1.4 per cent over the first full year after the start of the conflict.

8   Overview

As a commodity producer with limited economic ties to Russia, Canada is more insulated from the crisis than other countries. While weaker global growth and much higher commodity prices will reduce consumers’ purchasing power and push up costs for businesses, Canada also stands to benefit from the positive impact on Canada’s terms of trade and from being able to export commodities now in short supply. The impact of the conflict on economic activity in Canada cannot be definitively predicted, but deep uncertainty emanating from the conflict points to risks tilted to the downside.

Chart 10

Impact on Real GDP in a First Full Year of the Russian Invasion of Ukraine

per cent
0
-1
-2
-3
-4
-5
0
-2
-4
-6
-8
-10
-12
-1.4
-1.0
-0.9
-1.1
-0.8
Decline of more than 10%
Euro Area
OECD
United States
World
World excluding Russia
Russia (right scale)

Note: Simulated impact on real GDP over a one-year period beginning 24 February 2022.

Source: OECD.

Economic Context   9

High Global Inflation and the Outlook for Canada

While inflation is a global challenge, the impacts on Canadians are real. The majority of Canadians remain concerned about the cost of living. As a first line of defence, many of the direct income supports that financially vulnerable Canadians rely on are automatically adjusted to inflation. Further, the government is taking crucial steps to help make life more affordable for more Canadians, while investing to grow the economy and create jobs – the best sustainable route to rising living standards in the long-run.

Making Life More Affordable

Making life more affordable is one of the government’s primary goals in Budget 2022. In the long run, this will require addressing long-standing, structural challenges to deliver meaningful improvements in living standards for more Canadians.

In the near term, Canadians can be confident that they have access to support when they need it most. Since 2015, the government has delivered real improvements to make Canadians’ lives more affordable, including:

• Making an historic investment of $30 billion over five years to build a Canada-wide early learning and child care system in collaboration with provinces, territories, and Indigenous partners. By the end of 2022, child care fees will have been reduced by an average of 50 per cent, and by 2025-26, the average child care fee for all regulated child care spaces across Canada will be $10 a day;

• Introducing the Canada Child Benefit, which will provide up to $6,833 per child to Canadian families this year, and has helped 435,000 children out of poverty since 2015;

• Expanding the Canada Workers Benefit to support an estimated one million additional Canadians, which could mean $1,000 more per year for a full-time, minimum-wage worker;

• Increasing the federal minimum wage to $15.55 per hour;

• Implementing a ten per cent increase to the maximum GIS benefit for single seniors, and reversing the announced increase to the eligibility for OAS and GIS back to age 65 from 67;

• Providing ten days of paid sick leave for all federally regulated private sector employees;

• Increasing Climate Action Incentive payments, which puts more money in the pockets of eight out of every ten people in the provinces where the federal system applies, and means a family of four will receive, for 2022-2023, $745 in Ontario, $832 in Manitoba, $1,101 in Saskatchewan and $1,079 in Alberta; and

10   Overview

Making Life More Affordable

• Making post-secondary education more affordable by waiving interest on Canada Student Loans until March 2023 and enhancing repayment assistance to ensure that no person making $40,000 or less will need to make payments on their federal student loans going forward.

Budget 2022 also includes a range of measures that will help to bring down the cost of living, including:

• $5.3 billion to provide dental care for Canadians with family incomes of less than $90,000 annually, starting with under 12 years-olds in 2022, expanding to under 18 years-olds, seniors and persons living with a disability in 2023, with full implementation by 2025;

• Doubling support provided through the First Time Home Buyers’ Tax Credit from $750 to $1,500;

• Introducing a Multigenerational Home Renovation Tax Credit, which provides up to $7,500 in support for constructing a secondary suite; and

• $475 million in 2022-23 to provide a one-time, $500 payment to those facing housing affordability challenges.

Budget 2022 also includes a comprehensive plan to make housing more affordable, focused on doubling the rate of new builds over the next decade, while introducing measures to help Canadians buy their first home, protect buyers and renters, and curb foreign investment and speculation.

Key government benefits are also adjusted for inflation over time, including, among others, Old Age Security (OAS), the Guaranteed Income Supplement (GIS), the Canada Child Benefit, and the GST Credit.

Looking ahead, Budget 2022 redoubles the government’s focus on expanding Canada’s economic capacity with investments to create jobs and boost growth through innovation and skills development; facilitate the transition to a low-carbon economy by encouraging private sector investments and targeting major sources of emissions; drive innovation and business growth; and make our cities more competitive by expanding the supply of housing. These investments will provide the foundation for boosting Canada’s long-term growth and creating good-paying jobs— the best way to make life affordable for years to come.

Even before the invasion of Ukraine, elevated inflation was undermining consumer and business confidence around the world. Economists have had to repeatedly revise their forecasts as global inflation has proven to be stronger and more persistent than anticipated. In advanced economies, inflation has now reached levels not seen in decades. This is creating uncertainty about how quickly—and at what cost—central banks can rein in inflation.

Economic Context   11

The current global concern over inflation comes after decades during which inflation was very low. Several factors have driven inflation up, including higher food and energy prices, supply constraints associated with the pandemic, and unprecedented demand for goods. In many advanced economies, inflation pressures have started to broaden as wage pressures build in a context marked by tight labour markets.

While inflation in Canada is more moderate than in some other countries, total consumer price inflation reached 5.7 per cent year over year in February—the highest level since August 1991 (Chart 11). In addition to global pressures on the prices of goods, strong demand for housing—combined with limited supply—has also led to surging house prices (Chart 12). Canadians are facing higher-than-expected costs of living which is putting the squeeze on household finances across the country—and could lead to lower economic activity and confidence over time.

Chart 11

Consumer Price Inflation in Select Economies

per cent, year over year
8
7
6
5
4
3
2
1
0
-1
United States
G20
Euro area
Canada
Jan 2019
Jan 2020
Jan 2021
Jan 2022

Note: Last data point is February 2022 for all regions but the G20, for which it is January 2022.
Sources: Haver Analytics; OECD.

Chart 12

Deviation of Consumer Price Inflation From Its Long-Term Average, Canada

percentage points, year over year
5
4
3
2
1
0
-1
-2
-3
Goods
Shelter services
Other services
Total
Jan 2020
Jul 2020
Jan 2021
Jul 2021
Jan 2022

Note: The long-term average is calculated over the period 1997-2019. Last data point is February 2022.
Source: Statistics Canada.

A rebalancing of global demand towards services—after pandemic-related public health measures saw people redirect their spending heavily towards goods—along with the easing of supply bottlenecks should help to reduce global inflationary pressures over the course of the year. However, the Russian invasion of Ukraine is causing higher prices for food, energy, and other key commodities. In addition, a resurgence of COVID-19 in China has led to lockdowns that are disrupting global manufacturing supply chains once again.

As a result, uncertainty remains about the outlook for inflation.

12   Overview

In response to these pressures, central banks—including the Bank of Canada and the U.S. Federal Reserve—have begun to withdraw monetary stimulus. The Bank of Canada has been clear that it will use its monetary policy tools to return inflation to the 2 per cent target and keep inflation expectations well-anchored. Inflation is expected to be broadly in line with the Bank of Canada’s 2 per cent inflation target in 2023.

Housing Supply Challenges and Affordability

Housing demand has been very strong during the pandemic, which was the result of low borrowing costs combined with people’s desire for more space as they worked from home. Though builders have responded with new residential construction rising well above pre-pandemic levels, housing supply has been unable to keep up with demand (Chart 13).

With inventories at record lows, house prices have rapidly increased across the country (Chart 14), making affordability a real concern. British Columbia and Ontario have endured longstanding supply constraints and prospective home buyers in those markets are facing the most acute affordability challenges; Toronto in particular has recently seen the largest increases in house prices since 2015. Rental markets are facing similar challenges with constrained supply putting pressure on rents.

Looking ahead, housing demand is expected to ease as interest rates rise and the pandemic-related boost in demand fades. In combination with the increase in new construction, this will help to slow house price growth. However, it will take years of strong supply growth to address the very real affordability challenges Canadians in many regions are facing. The federal government is working with all orders of government to increase supply and address the issues of housing affordability. As outlined in Chapter 1, Budget 2022 makes a series of significant investments to help jump start the construction of more affordable homes.

Economic Context   13

3. Budget 2022 Economic Environment

Survey of Private Sector Economists

The Department of Finance Canada surveyed the group of private sector economists in early February 2022. The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994, helping to ensure objectivity and transparency, and introducing an element of independence into the government’s economic and fiscal forecast.

Following a strong rebound of 4.6 per cent in 2021, real GDP was expected to grow by a still solid 3.9 per cent in 2022 (down from 4.2 per cent in the 2021 Economic and Fiscal Update) and by 3.1 per cent in 2023 (up from 2.8 per cent in the 2021 Economic and Fiscal Update) (Charts 15 and 16).

Chart 15
Real GDP Growth Projections

per cent, quarter to quarter at annual rates
8
6
4
2
0
Economic and Fiscal Update 2021 (November 2021 survey)
February 2022 survey
Actual
Actual
2021 Q4
2022 Q1
2022 Q2
2022 Q3
2022 Q4
2021
2022
2023

Sources: Statistics Canada; Department of Finance Canada November 2021 and February 2022 surveys of private sector economists; Department of Finance Canada calculations.

Significantly stronger-than-expected GDP inflation—driven by consumer price inflation and commodity prices—provided a material boost to the expected level of nominal GDP (the broadest measure of the tax base), which was up by an average of roughly $41 billion per year over the forecast horizon in the February 2022 survey compared to the 2021 Economic and Fiscal Update (Chart 17). Importantly, Canada’s nominal GDP continues to outperform expectations, as it has over the course of the recovery from the pandemic.

14   Overview

Chart 16
Real GDP Projections

index, pre-recession peak = 100
110
108
106
104
102
100
98
February 2022 survey
Pre-pandemic track
Economic and Fiscal Update 2021
2021 Q3
2022 Q1
2022 Q3
2023 Q1
2023 Q3
2024 Q1
2024 Q3

Sources: Statistics Canada; Department of Finance Canada December 2019, November 2021 and February 2022 surveys of private sector economists; Department of Finance Canada calculations.

Chart 17
Nominal GDP Projections

index, pre-recession peak = 100
130
125
120
115
110
105
100
February 2022 survey
Pre-pandemic track
Economic and Fiscal Update 2021
2021 Q3
2022 Q1
2022 Q3
2023 Q1
2023 Q3
2024 Q1
2024 Q3

Sources: Statistics Canada; Department of Finance Canada December 2019, November 2021 and February 2022 surveys of private sector economists; Department of Finance Canada calculations.

Budget 2022 Economic Scenario Analysis

The macroeconomic inputs of the February 2022 survey continue to provide a reasonable basis for fiscal planning (see Annex 1 for details of the economic and fiscal planning framework). However, the outlook is clouded by a number of key uncertainties, including the impact of Russia’s illegal invasion of Ukraine; the impact on supply chains due to the COVID-19 resurgence in China; the effects of supply and labour shortages on inflation; and the impact of rising interest rates on the Canadian economy.

Economic Context   15

The Department of Finance actively engages with external economists to assess risks and uncertainties to the outlook. Throughout March, the Department closely tracked evolving external views and forecasts. This information was used to inform two alternative economic scenarios that illustrate the effects of unusually high uncertainty around the illegal Russian invasion of Ukraine and its spillovers:

•

Heightened Impact Scenario – considers the economic repercussions of a drawn-out crisis in Ukraine with elevated commodity prices, prolonged supply-chain disruptions, and more rapid monetary policy tightening. A reduction in Russian energy exports leads to a spike in commodity prices, while pandemic-related lockdowns in parts of the world exacerbate supply- chain issues, leading to temporarily stronger inflation. In response to higher inflation, global interest rates rise higher and more quickly than expected, with Canada’s three-month treasury bill rate up by almost 50 basis points on average per year compared to the February 2022 survey. Higher energy bills and weaker confidence substantially reduce consumption while supply shortages and trade disruptions hold back activity, leading to a sharp slowdown in global economic growth and a subsequent moderation in global crude oil prices.

Overall, real GDP growth in Canada is 0.6 percentage point lower on average per year (Chart 18), and the unemployment rate is 0.5 percentage point higher on average as a result of adverse effects on confidence and sharply lower global demand.

Higher inflation pushes up nominal GDP in the near term before falling below the February survey in 2024 amid easing commodity prices and much weaker growth. Initially, nominal GDP is $126 billion higher than the February survey in 2022, but this improvement shrinks to $18 billion in 2023 and falls below the February survey level by $23 billion on average over the last three years of the forecast horizon as inflation falls (Chart 19).

•

Moderate Impact Scenario – considers a de-escalation of tensions in Ukraine and a world in which supply disruptions from the war and pandemic are smaller than expected while global demand remains resilient along with an easing of geopolitical tensions. The global economy successfully adapts to COVID-19 risks and pivots to more secure commodity suppliers, reducing global inflationary pressures. At the same time, Canadian commodity producers make full use of current spare capacity and increase investment, albeit not commensurate to the rise in energy prices. This provides a boost to economic growth. Higher interest rates (up by 20 basis points on average per year compared to the February 2022 survey), combined with easing of supply-chain pressures, bring inflation closer to the 2 per cent target without derailing the economic expansion.

Altogether, the recovery is stronger than the February survey, supported by Canada’s strong fundamentals. While commodity prices and inflation are below the downside scenario, they remain well above the February survey, especially in the near term. With higher commodity prices and better economic prospects, nominal GDP is $77 billion higher than the February survey on average per year over the forecast horizon.

16   Overview

Chart 18
Real GDP Growth

per cent
5
4
3
2
1
0
February 2022 Survey
Heightened impact scenario
Moderate impact scenario
3.9
2.8
4.3
3.1
0.4
4.0
2.0
2.0
2.1
1.9
2.4
1.8
1.8
2.2
1.7
2022
2023
2024
2025
2026

Chart 19
Nominal GDP Level Difference With February 2022 Survey Outlook

$ billions
140
120
100
80
60
40
20
0
-20
-40
Heightened impact scenario
Moderate impact scenario
126
57
18
86
-21
82
-25
79
-22
79
2022
2023
2024
2025
2026

Details on these scenarios are outlined in Annex 1. Estimated fiscal impacts associated with these scenarios are illustrated below.

4. Budget 2022 Fiscal Framework

A Responsible Fiscal Plan

Over the course of the pandemic, the federal government deployed one of the most effective response plans in the world to protect Canadian workers and businesses. Approximately eight out of every ten dollars invested to support Canadians and fight COVID-19 has come from the federal government.

This response saved lives and kept Canada’s economy afloat—while also limiting the debt and deficits of Canada’s provinces and territories. Provincial and territorial governments continued to significantly outperform fiscal projections for 2021-22. Fiscal results to date show that the aggregate provincial-territorial deficit was less than one-third of what was expected at the time of 2021 budgets, a much larger improvement than at the federal level. As a result, the aggregate provincial-territorial balance is expected to have declined to just 1 per cent of GDP in 2021-22 (Chart 20).

Economic Context   17

Chart 20
Budgetary Balances, Canada and Provincial-Territorial Aggregate

per cent of GDP
2020-21
2021-22
0
-2
-4
-6
-8
-10
-12
-14
-16
-14.9
-2.1
-4.6
-1.0
Canada
Provincial-territorial aggregate

Sources: Federal, provincial and territorial public accounts, budgets and fiscal updates; Department of Finance Canada calculations.

The significant investments the federal government made have worked. And the Canadian economy’s recovery has been swift and strong. But these were, and must remain, emergency measures. Budget 2022 firmly pivots the government’s focus from broad-based emergency COVID-19 expenditures—and towards targeted investments that will build Canada’s economic capacity, prosperity, resilience, and security in two ways:

●

First, it reinvests significantly in areas that will expand our economic capacity and productivity to drive long-term growth. These include housing, early learning and child care, skills, immigration, fighting climate change, supply chains, business innovation and research and development (R&D).

●

Second, it takes responsible steps to review government spending, with the intention of finding opportunities for both savings and reallocation to other post-pandemic priorities that will support long-term growth and prosperity without creating inflationary pressures, as described in Chapter 9.

18 Overview

Table 1

Economic and Fiscal Developments and Policy Actions and Measures billions of dollars

	Projection
	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Budgetary balance – EFU 2021	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1
Economic and fiscal developments since EFU 2021	36.1	14.3	11.7	7.5	8.5	7.4
Budgetary balance before policy actions and measures	-108.5	-44.1	-32.3	-21.6	-14.2	-5.8

Policy actions since EFU 2021	-3.1	-1.3	-0.6	0.6	0.4	0.3
Budget 2022 measures (by chapter)

1. Making Housing More Affordable	-0.7	-2.0	-2.2	-2.1	-2.2	-1.0

2. A Strong, Growing, and Resilient Economy	0.0	-0.3	-1.4	-1.2	-1.3	-1.3

reprofiling infrastructure investments	0.1	0.2	0.8	1.2	2.0	2.1

3. Clean Air and a Strong Economy	0.0	-1.3	-2.2	-3.0	-2.9	-3.0

4. Creating Good Middle Class Jobs	0.0	-0.8	-1.3	-1.4	-1.2	-1.2

5. Canada’s Leadership in the World	0.0	-1.7	-1.5	-1.9	-2.0	-2.3

6. Strong Public Health Care	-1.3	-0.7	-0.8	-1.3	-1.4	-1.6

7. Moving Forward on Reconciliation	-0.2	-2.5	-2.0	-1.9	-1.9	-2.0

8. Safe and Inclusive Communities	0.0	-0.2	-0.4	-0.4	-0.3	-0.3

9.1 Tax Fairness	0.0	2.0	3.3	3.6	3.7	3.9

9.2 Effective Government	0.0	0.0	0.7	1.7	2.7	3.7

Total – Budget 2022 measures	-2.2	-7.4	-7.1	-6.7	-4.8	-3.0

Budgetary balance	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Budgetary balance (% of GDP)	-4.6	-2.0	-1.4	-0.9	-0.6	-0.3

Federal debt (% of GDP)	46.5	45.1	44.5	43.8	42.8	41.5

Heightened Impact Scenario	-113.8	-39.5	-43.7	-41.1	-32.2	-21.1

Budgetary Balance (%GDP)	-4.6	-1.4	-1.5	-1.4	-1.1	-0.7

Federal debt (%GDP)	46.5	42.6	43.9	44.2	43.7	42.8

Moderate Impact Scenario	-113.8	-48.2	-31.3	-21.6	-13.2	-2.7

Budgetary Balance (%GDP)	-4.6	-1.8	-1.1	-0.7	-0.4	-0.1

Federal debt (%GDP)	46.5	44.0	42.7	41.9	40.9	39.5

Economic Context 19

After accounting for Budget 2022 measures and incremental policy actions since the 2021 Economic and Fiscal Update, the budgetary balance is expected to remain below that projected in the 2021 Economic and Fiscal Update, with a $113.8 billion expected deficit in 2021-22, improving to a projected deficit of $8.4 billion in 2026-27, or about 0.3 per cent of GDP. The federal debt is expected to decline from 46.5 per cent of GDP in 2021-22 to 41.5 per cent of GDP in 2026-27. Looking out over the next five years, the federal deficit (Chart 21) and debt as a share of the economy (Chart 22) are both expected to decline each year.

Chart 21
Budgetary Balance

per cent of GDP
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27
0
-3
-6
-9
-12
-15
Economic and Fiscal Update 2021
Budget 2022

Source: Department of Finance Canada.

Chart 22
Federal Debt

per cent of GDP
2021 Economic and Fiscal Update
Heightened impact scenario
Budget 2022
Moderate impact scenario
50
48
46
44
42
40
38
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27

Source: Department of Finance Canada.

The fiscal outlook presented in Budget 2022 respects a number of important fiscal sustainability metrics, including:

●

The deficit is projected to fall to 0.9 per cent of GDP by 2024-25 before reaching 0.3 per cent of GDP by the end of the budget planning horizon (Chart 21), a level in 2026-27 that is lower than the 2013-14 deficit of 0.4 per cent of GDP which the government recorded six years from the onset of the 2008-09 financial crisis.

●

The federal debt-to-GDP ratio is projected to be on a steeper downward track than originally anticipated several months ago—even under the heightened impact economic scenario presented in Section 3, the debt-to-GDP ratio remains below that of the 2021 Economic and Fiscal Update by 2026-27 (Chart 22).

●

Public debt charges are forecast to remain at historically low levels, even after accounting for the expected rise in interest rates by private sector forecasters (see the box entitled “Projected Public Debt Charges”).

20 Overview

Compared to our international peers, the federal fiscal outlook and the better-than-expected provincial-territorial fiscal results position Canada to continue to have the lowest net debt-to-GDP ratio in the G7 (Chart 23), and the second-lowest deficit as a per cent of GDP among these same countries (Chart 24).

Chart 23
General Government Net Debt Forecasts, G7 Countries

Canada
Germany
United Kingdom
United States
France
Italy
Japan
2021
2022
2023
0
50
100
150
200
per cent of GDP

Chart 24
General Government Deficit Forecasts, G7 Countries

Germany
Canada
Japan
Italy
United Kingdom
France
United States
2021
2022
2023
0
2
4
6
8
10
12
14
per cent of GDP

Notes: The internationally comparable definition of "general government" includes the central, state, and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial/territorial, local and Indigenous government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan.

Source: International Monetary Fund, October 2021 *Fiscal Monitor*.

Preserving Canada’s Low Debt Advantage:

The Fiscal Anchor

The government’s fiscal anchor is unchanged: the federal government remains committed to unwinding COVID-19-related deficits and reducing the federal debt-to-GDP ratio over the medium term.

Budget 2022 once again meets this test. The government is winding down emergency COVID-19 expenditures and implementing a fiscal plan that ensures federal debt remains on a downward track as a share of the economy. This plan also effectively brings the deficit-to-GDP ratio back to its pre-pandemic track by the end of the budget forecast horizon (Chart 25).

Economic Context 21

Chart 25
Budgetary Balance

per cent of GDP
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27
0
-4
-8
-12
-16
-1.7
-1.2
-14.9
-1.2
-4.6
-0.9
-2.0
-0.7
-1.4
-0.6
-0.9
-0.4
-0.6
-0.3
Actuals
Budget 2022 Outlook
2019 Economic and Fiscal Update Outlook as published
(Pre-Pandemic Fiscal Track)

Note: The forecast horizon in the 2019 *Economic and Fiscal Update* ends in 2024-25.
Source: Department of Finance Canada.

The government’s continued commitment to its fiscal anchor will help ensure Canada’s low debt advantage and enviable credit ratings are preserved and that future generations are not burdened with COVID-19-related debt.

Budget 2022 is taking critical steps to advance the government’s long-term objectives of (1) building a stronger and more resilient economy—one that generates shared prosperity, while (2) maintaining long-term fiscal sustainability. These objectives are mutually reinforcing, and the government will pursue them both as it works to build a more equitable future, for everyone.

Canada has a long history of prudent and sound fiscal management, along with several other strengths, such as economic resilience and diversity, effective policymaking and institutional frameworks, well-regulated financial markets, and monetary and fiscal policy flexibility. Together, these reinforce Canada’s stable economic and fiscal position.

These strengths continue to shape Canada’s excellent credit ratings from Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+). All four rating agencies have reaffirmed Canada’s strong credit ratings.

Considering the government’s fiscal anchor and using Budget 2022 forecasts as a starting point, the government’s plan is fiscally sustainable for current and future generations. Indeed, over the three next decades, the federal debt-to-GDP ratio is projected to continuously decline and be on a steeper downward track than projected in Budget 2021 (Chart 26). Details and sensitivity analysis around these long-term fiscal projections are presented in Annex 1.

22 Overview

Chart 26

Long-Term Projection of the Federal Debt

per cent of GDP
60
50
40
30
20
10
0
Budget 2021
Budget 2022
2015-16
2020-21
2025-26
2030-31
2035-36
2040-41
2045-46
2050-51
2055-56

Notes: Rather than being viewed as a forecast, this long-term projection should be viewed as a modelling scenario based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies. See Annex 1 for more detail.

Sources: Statistics Canada; Department of Finance Canada.

Economic Context 23

Projected Public Debt Charges

By 2026, private sector forecasters expect the three-month treasury bill rate to increase by 200 basis points and the ten-year government bond rate to increase by 160 basis points, consistent with a global increase in yields across all markets. As such, this is already built into the baseline forecast. Despite this forecast trend and the sharp increase in the federal debt since COVID-19, federal public debt charges are projected to remain historically low, at $42.9 billion or about 1.4 per cent of GDP. This is well below the pre-financial crisis level of 2.1 per cent in 2007-08 (Chart 27).

Federal public finances would remain resilient even under higher-than-projected interest rates. For example, in a scenario where interest rates were 100 basis points higher than forecast in all years in this budget, public debt charges would rise by an additional $9.3 billion (0.3 percentage points of GDP) by 2026, bringing them to 1.7 per cent of GDP, which is still lower than at the end of the 2000s.

With higher interest rates, the government would also realize some offsetting benefits, including:

●  Higher revenues from the government’s interest-bearing assets;

●  Corresponding downward adjustments that reduce public sector pensions and employee benefit obligations; and

●  Higher government tax revenues if interest rate increases were due to stronger economic growth.

24 Overview

5. Investing to Grow the Economy

Budget 2022 Makes Essential Investments Now

Canada has many of the essential building blocks it needs to be one of the most competitive economies in the world today, and for the years and decades to come. We have: a strong base of commodities and critical minerals that are in high global demand; abundant sources of clean energy; one of the highest rates of inward foreign direct investment in the G7; a growing population; high levels of fundamental research occurring in world-class universities and colleges; and a talented workforce that is among the most highly educated in the world. Canada boasts one of the fastest-growing employment bases for high-tech jobs, and with the right investments, has the potential to become a world leader in technology and innovation.

In the face of uncertainty, business investment can be paralyzed by a “wait-and-see” approach. But to succeed in an uncertain world, Canada must invest in its future now, or risk falling behind. Over the medium term, investments that expand Canada’s supply capacity will allow the economy to grow while mitigating future inflationary pressures.

Budget 2022’s investments in housing, immigration, and skills will be key to growing and maintaining a strong, diverse, and talented workforce. Investments in growth—including clean growth—and innovation will be central to building Canada’s industries and economy of tomorrow. And together, these investments will help build a resilient and sustainable economy that strengthens the middle class, and leaves no one behind.

Chart 28

Average Potential Annual Growth in Real GDP per capita, Selected OECD Countries, 2020-2060 per cent
1.5
1.0
0.5
0.0
New Zealand
Ireland
Finland
OECD
Australia
France
Spain
Japan
Italy
Korea
United States
Netherlands
Switzerland
Sweden
Norway
Germany
United Kingdom
Canada

Note: The 2020-2060 annual growth rate reflects the weighted average of growth for the 2020-30 and 2030-60 periods.

Sources: OECD (2021), "The Long Game: Fiscal Outlooks to 2060 Underline Need for Structural Reform"; Department of Finance Canada calculations.

Economic Context 25

The stakes are high. Most Canadian businesses have not invested at the same rate as their U.S. counterparts. Unless this changes, the OECD projects that Canada will have the lowest per-capita GDP growth among its member countries (Chart 28). By working to bring Canada’s projected growth rate up to the OECD average, we could add more than $4,000 (in 2019 dollars) to the annual income of the median family with children by 2030.

Investing in Long-Term Economic Growth

The government is committed to investing in the health of the Canadian economy and making life more affordable for Canadians. This means investments in areas like the transition to a low-carbon economy and business innovation that will increase productivity and help to contain inflation going forward.

Boosting the supply side of the economy is one of the key ways to mitigate inflation. Expanding the supply capacity of the economy requires investments that grow the labour force, improve workers’ skills and increase the stock of productive capital (buildings, machinery, equipment, software, intellectual property, etc.). Canada must prioritize such investments in order to surmount the fundamental economic challenges it faces over the longer-term.

It takes time before investment actually boosts economic supply. While investment may add to demand in the short-term, improved prospects for future supply will help to keep inflation expectations in check. This directly addresses the biggest threat to price stability today: the risk that elevated inflation becomes entrenched in expectations. When businesses expect that increases in their costs will be moderate, they do not feel the same need to raise prices to sustain profit margins.

The government has already made important supply-side investments. The investment in Early Learning and Child Care, which is expected to yield a material increase in labour-force participation, is one important example. Budget 2022 redoubles the focus on expanding supply capacity with investments to grow and maintain our talented and diverse workforce through immigration and skills development; facilitate the transition to a low-carbon economy; drive innovation and business growth; and make our cities more competitive by expanding the supply of housing.

26 Overview

Investing in a Green Transition That Will Support Jobs and Growth

Canada has among the highest per-capita greenhouse gas (GHG) emissions in the world (Chart 29). In part, this reflects the role that the resource sector plays in Canada’s economy, with the share of investment attributable to oil, gas, and mining being ten times the average of other G7 countries. Canada’s vast geography and seasonality also contribute to energy-intensive housing and transportation needs.

Carbon pricing is an important part of driving Canada towards a cleaner economy. But to reduce Canada’s emissions, and ensure our economy is competitive in an increasingly green world, significant investments are also needed, from both government and private capital. This includes investment in the development and usage of clean technologies that are needed to grow Canada’s supply capacity while reducing emissions. Leading into the pandemic, growth in Canada’s clean technology sector had been outpacing growth in the rest of the economy. Building on these strengths would allow Canada to prosper through the transition to net-zero and create good jobs. But uncertainty about how the global transition will unfold is hampering this investment. To address this, the government is taking action to help mobilize readily available private capital to invest in Canada’s capacity to ensure that Canada’s workers and businesses prosper in the green transition. The goals are both to achieve net-zero and to build the new low-carbon industries we will need as engines for future growth.

Economic Context 27

Investing in Our Economic Capacity and Security

While Canada and Canadians have benefited from higher rates of labour force participation and employment compared to our international peers, we have not done as well in keeping up with the changes in technology and innovation that improve productivity.

Labour productivity growth in Canada has slowed from about 2.7 per cent in the 1960s and 1970s to less than 1 per cent today. Technology has been a key driver of productivity and supply-driven economic growth. However, Canada has lagged behind other advanced economies in investing in and adopting new and innovative technologies (Charts 30 and 31). The rates of investment in Information and Communications Technology (ICT) equipment and R&D in Canada are only about half the U.S. levels.

Importantly, Canada is highly exposed to global economic developments, with trade as a share of GDP second only to Germany among G7 countries. This means investment in Canada is often aimed at producing for the global market. In recent years, trade and geopolitical tensions have strained the rules-based global trading system. Ensuring stable trade relations will continue to be important for investment in Canada. At the same time, an uncertain world creates opportunities for a stable democracy like Canada to supply energy and other critical goods to the world.

In response to recent developments and emerging opportunities in the global economy, the government will act to improve business investment in innovation and technology and help Canadian businesses to grow and strengthen Canada’s critical supply chains, and its ability to produce strategic commodities.

28 Overview

Chart 30

Business Expenditures on Research and Development as Share of GDP, G7 Countries, Average 2015-19

Japan
United States
Germany
France
United Kingdom
Canada
Italy
Canada ranks 21st among 37 OECD countries
0
1
2
3
per cent

Sources: OECD Main Science and Technology Indicators; Department of Finance Canada calculations.

Chart 31

ICT Hardware, Software, and Database Investment as Share of GDP, G7 Countries, Average 2015-19

United States
France
Japan
United Kingdom
Italy
Canada
Germany
Canada ranks 17th among 29 OECD countries
0
1
2
3
4
per cent
Software & Database
ICT

Notes: ICT is Information and Communications Technology. Average share between 2015 and 2019. Calculations based on constant dollar values of investment and GDP.

Sources: OECD Annual National Accounts; Department of Finance Canada calculations.

Investing in an Inclusive Workforce

While the government’s COVID-19 economic response plan has been successful in getting Canadians back to work, over the long term, population aging may weigh on labour force growth and the economy’s capacity to supply goods and services. It will, therefore, become critical to improve labour market participation of under-represented segments of the population (Chart 32).

The government’s significant investment in early learning and child care is a major step in this direction and it is expected to result in a marked improvement in labour market participation by women with children. The evidence from Quebec—which began building a universal early learning and child care network in 1997—is clear. In 1997, the women’s labour force participation rate in Quebec was 4 percentage points lower than the rest of Canada. Today it is 4 points higher than the rest of Canada.

Immigration will be another key driver of workforce growth in Canada. Already, more than one in four workers are foreign-born. As the Canadian population ages, immigration is expected to account for an increasingly large share of the labour force (Chart 33).

Economic Context 29

30 Overview

Chapter 1

Making Housing More Affordable

1.1 Building Affordable Homes	36

Launching a New Housing Accelerator Fund	37

Using Infrastructure Funding to Encourage More Home Construction	37

Leveraging Transit Funding to Build More Homes	38

Rapidly Building New Affordable Housing	38

Speeding Up Housing Construction and Repairs for Vulnerable Canadians	38

Building More Affordable and Energy Efficient Rental Units	39

Direct Support for those in Housing Need	40

A New Generation of Co-Operative Housing Development	40

Affordable Housing in the North	41

Multigenerational Home Renovation Tax Credit	41

Greener Buildings and Homes	42

Establishing a Greener Neighbourhood Pilot Program	42

Greener Construction in Housing and Buildings	43

Greener Affordable Housing	43

Long-Term Supports to End Homelessness	43

Improving Community Responses to Homelessness	44

A New Veteran Homelessness Program	44

1.2 Helping Canadians Buy Their First Home	44

A Tax-Free First Home Savings Account	45

Doubling the First-Time Home Buyers’ Tax Credit	45

An Extended and More Flexible First-Time Home Buyer Incentive	46

Supporting Rent-to-Own Projects	46

1.3 Protecting Buyers and Renters	47

Moving Forward on a Home Buyers’ Bill of Rights	47

Housing for Canadians, Not for Big Corporations	47

1.4 Curbing Foreign Investment and Speculation	48

A Ban on Foreign Investment in Canadian Housing	48

Making Property Flippers Pay Their Fair Share	49

Taxing Assignment Sales	49

Protecting Canadians From Money Laundering in the Mortgage Lending Sector	50

Chapter 1

Making Housing More Affordable

Everyone should have a safe and affordable place to call home.

But that goal—one that was taken as a given for previous generations—is increasingly out of reach for far too many Canadians. Young people cannot imagine being able to afford the house they grew up in. Foreign investors and speculators are buying up homes that should be for Canadians to own. Rents in our major cities continue to climb, pushing people further and further away from where they work.

All of this has an impact on our economy, too. In cities and communities across the country, a lack of affordable housing makes it more difficult to attract the workers that businesses need. Increasing our housing supply will make Canada more competitive in the global race for talent and investment. It will help make sure that our economy can continue to grow in the years to come.

Chart 1.1

Number of Homes per 1,000 Persons, Selected OECD Countries

Ratio
700
600
500
400
300
200
100
0
OECD Average
France
Germany
Japan
United Kingdom
Canada
United States
Australia
New Zealand

Note: This chart is for illustrative purposes only, and does not reflect the approach used to calculate supply gaps. Organisation for Economic Co-operation and Development (OECD) average is 462 homes per 1,000 persons.
Source: OECD Questionnaire on Affordable and Social Housing (2021).

There are a number of factors that are making housing more expensive, but the biggest issue is supply. Put simply, Canada is facing a housing shortage—we have a lower number of homes per person than many OECD countries. Increasing our housing supply will be key to making housing more affordable for everyone.

To fill the gap that already exists—and to keep up with our growing population over the next decade—Finance Canada and the Canada Mortgage and Housing Corporation estimate that Canada will need to build at least 3.5 million new homes by 2031. To reach that number, significant steps have to be taken today.

Making Housing More Affordable    33

In a given year, Canada constructs about 200,000 new housing units—standalone houses, individual condos, and other types of homes alike. While annual construction has increased in recent years, it is not enough to address affordability challenges and keep up with the housing demands of a growing population. To meet these housing needs, Canada will need to double our current rate of new construction over the next decade.

Neither the federal government nor developers can solve this issue alone—provincial, territorial, and municipal governments also have a significant role to play.

Budget 2022 proposes measures that—in partnership with steps that must be taken by other orders of government—will put Canada on the path to double our construction of new housing and meet Canada’s housing needs over the next decade.

Chart 1.2

Federal Housing Investments

billions of dollars
14
12
10
8
6
4
2
0
Pre-Budget 2022
Budget 2022 - Funding Increases
Budget 2022 - Funding Reallocations
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27
2027-28

Note: Amounts for 2016-17 until 2020-21 are actuals, as available. Amounts for 2021-22 onwards are estimates. Amounts are on a cash basis. Budget 2022 reflects the net impact of new funding, and reallocations of existing funding. Amounts include affordable housing and homelessness programming, including the National Housing Strategy, as well as energy efficiency programs delivered through Natural Resources Canada. Due to data limitations, energy efficiency programs may include support for non-residential buildings as well. Amounts do not include: tax measures; cost-matching provided by provinces and territories; or distinctions-based housing investments delivered by Indigenous Services Canada, Crown-Indigenous Relations and Northern Affairs Canada, or on reserve renovation and retrofit support provided through the Canada Mortgage and Housing Corporation.

34 Chapter 1

Budget 2022 measures that will build more homes and make housing more affordable across the country include:

●	Putting Canada on the path to double our housing construction over the next decade;

●	Helping Canadians buy their first home;

●	Protecting buyers and renters;

●	Curbing unfair practices that drive up the price of housing; and

●	Continuing to fight homelessness and support housing affordability, particularly for the most vulnerable.

In addition to these measures, Budget 2022 proposes additional funding to address housing needs of Indigenous peoples, as detailed in Chapter 7.

Key Ongoing Actions

The federal government is already on track by 2027-28 to deliver more than $72 billion in financial support through the National Housing Strategy, in addition to other measures that will make housing more affordable. Actions underway since 2015 include:

✓	More than $42 billion in federal support for the construction and repair of rental housing, affordable housing, and shelters;

✓	More than $15 billion in joint funding with provinces and territories, including for the Canada Housing Benefit to provide direct rent assistance;

✓	More than $11 billion in support for community and social housing;

✓	More than $2.7 billion in distinctions-based support for housing in Indigenous communities;

✓	More than $3 billion for Reaching Home: Canada’s Homelessness Strategy, and a commitment to eliminate chronic homelessness by 2030; and

✓	Tabling legislation that would implement Canada’s first national vacant housing tax on non-Canadian, non-resident owners.

Making Housing More Affordable    35

Figure 1.1

National Housing Strategy Initiatives and Investments Committed

National Housing Strategy Initiatives and Investments

As of December 2021, unless otherwise specified

New units
Over **91,000**

Repaired units
Over **209,000**

Housing affordability supports
Over **172,000** households

Shelter
New: **1,600** shelter spaces
Repair: **700** shelter spaces

Women and children*
Targeting: **37,500** units

*As of September 2021

Committed to date
$24.2 billion

1.1 Building Affordable Homes

Every order of government has a role to play in building more homes and making housing more affordable for Canadians. Provinces and territories oversee the frameworks guiding land use, planning, and their targets for increasing the number of new homes. Municipalities implement policies in a manner best suited to their communities.

To help double our rate of construction over the next ten years, make our housing and building stock more environmentally friendly, and address homelessness, the federal government is proposing a range of measures that will:

●	Incentivize cities to build more homes and create denser, more sustainable neighbourhoods to increase housing supply;

●	Support those in need of affordable housing by building new affordable units faster;

●	Create a new generation of co-op housing through the largest investment in new co-op housing in more than 30 years;

●	Accelerate retrofits and build more net-zero homes in communities across Canada so that people can save on energy bills; and

●

Support those experiencing or at risk of homelessness by continuing to provide doubled annual funding for Reaching Home; building new affordable units for the most vulnerable; continuing work to end chronic homelessness; and introducing a new program to combat veteran homelessness.

36 Chapter 1

Launching a New Housing Accelerator Fund

To make housing more affordable, more housing needs to be built. Building more housing will require investments, but it will also require changes to the systems that are preventing more housing from being built.

The federal government’s goal is to incentivize the cities and towns that are stepping up to get more housing built, while also ensuring that municipalities are able to get the support they need to modernize and build new homes.

Budget 2022 proposes to provide $4 billion over five years, starting in 2022-23, to the Canada Mortgage and Housing Corporation to launch a new Housing Accelerator Fund. The fund will be designed to be flexible to the needs and realities of cities and communities, and could include support such as an annual per-door incentive for municipalities, or up-front funding for investments in municipal housing planning and delivery processes that will speed up housing development. Its focus will be on increasing supply, but government supports will be targeted to ensure a balanced supply that includes a needed increase to the supply of affordable housing.

This new fund will target the creation of 100,000 net new housing units over the next five years.

The Housing Accelerator Fund will have a flexible single application system, and will still allow municipalities to access other related programs. The federal government will ensure that the program also takes into account smaller and rural communities that are growing quickly, like those in Atlantic Canada and northern Ontario.

Using Infrastructure Funding to Encourage More Home Construction

Every year, the federal government provides significant amounts of funding to provinces, territories, and municipalities to help them deliver important public infrastructure projects. At the same time, there is not enough housing being built to keep up with the needs of Canadians.

A coordinated approach, involving all orders of government, is required to ensure public spending is working to build more of the homes Canadians need.

To this end, Budget 2022 signals the government’s intention to create flexibility within federal infrastructure programs to tie access to infrastructure funding to actions by provinces, territories, and municipalities to increase housing supply where it makes sense to do so. This flexibility would be included within the Canada Community-Building Fund, when its current administrative agreements with provinces and territories are renewed; and other future infrastructure programs.

Making Housing More Affordable    37

Together with the new Housing Accelerator Fund, this represents nearly $43 billion in new and existing federal funding over the next ten years that will be leveraged to encourage the construction of more homes for Canadians across the country.

Leveraging Transit Funding to Build More Homes

The pandemic has had an extraordinary impact on public transit ridership and the revenues that municipalities count on. On March 25, 2022, the government tabled a bill to authorize up to $750 million in 2021-22 to support municipalities as they address their public transit shortfalls.

To increase the impact of this investment, the proposed funding will be conditional on provincial and territorial governments committing to match the federal contribution and to accelerate their work with their municipalities to build more homes for Canadians.

Rapidly Building New Affordable Housing

Additional affordable housing units are urgently needed, particularly for those experiencing or at risk of homelessness. To ensure that more affordable housing can be built quickly, the government is proposing to extend the Rapid Housing Initiative for a third round.

Budget 2022 proposes to provide $1.5 billion over two years, starting in 2022-23, to the Canada Mortgage and Housing Corporation to extend the Rapid Housing Initiative. This new funding is expected to create at least 6,000 new affordable housing units, with at least 25 per cent of funding going towards women-focused housing projects.

Speeding Up Housing Construction and Repairs for Vulnerable Canadians

Over the last five years, the National Housing Co-Investment Fund has supported the construction and repair of 108,000 housing units for the most vulnerable Canadians. Projects like shelters, homes for seniors and persons with disabilities, and supportive housing account for 75 per cent of units committed to so far, with demand for those units exceeding supply. To protect housing affordability tomorrow, the government is accelerating its investments today.

Budget 2022 proposes to advance $2.9 billion in funding, on a cash basis, under the National Housing Co-Investment Fund, so that all remaining funds will be spent by 2025-26. This will accelerate the creation of up to 4,300 new units and the repair of up to 17,800 units for the Canadians who need them most.

Taking lessons from the Rapid Housing Initiative, the National Housing Co-Investment Fund will be made both more flexible and easier to access, including with more generous contributions and faster approvals.

38 Chapter 1

Chart 1.3

New Rapid Housing Initiative Spending and National Housing Co-Investment Funding Profile

millions of dollars
Previous Funding Profile (Co-Investment Fund)
New Funding Profile (Co-Investment Fund)
New Funding (Rapid Housing Initiative)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2022-23
2023-24
2024-25
2025-26
2026-27
2027-28

Note: The chart above is on a cash basis whereas the tables at the end of the chapter are presented on an accrual basis. The accrual figures assume that loans are repaid. Figures also include the $500 million that will be reallocated from the National Housing Co-Investment Fund to support a new Co-operative Housing Development Program.

Building More Affordable and Energy Efficient Rental Units

The Rental Construction Financing Initiative (RCFI) incentivizes the construction of new rental housing by offering low-interest loans and mortgage insurance to those building more rental housing in areas where it is needed most.

Budget 2022 announces the government’s intent to reform the Rental Construction Financing Initiative by strengthening its affordability and energy efficiency requirements. Developers who significantly exceed these requirements and build highly affordable and energy efficient units will be eligible to have a portion of their repayable loans converted to non-repayable loans.

Budget 2022 also announces that the RCFI will target a goal of having at least 40 per cent of the units it supports provide rent equal to or lower than 80 per cent of the average market rent in their local community. These new requirements and incentives under a more ambitious Rental Construction Financing Initiative will ensure that rental units built through this program are more affordable, that people can reduce pollution and save on energy bills, and that Canada continues to make progress towards meeting our climate projections.

Making Housing More Affordable    39

Direct Support for those in Housing Need

The Canada Housing Benefit was co-developed with provinces and territories and launched in 2020 with joint funding of $4 billion over eight years. It provides direct financial support to Canadians who are experiencing housing need. However, as part of its broader efforts to make life more affordable for Canadians, the government recognizes that many are in need of additional assistance. To support those struggling with housing costs:

Budget 2022 proposes to provide $475 million in 2022-23 to provide a one-time $500 payment to those facing housing affordability challenges. The specifics and delivery method will be announced at a later date.

A New Generation of Co-Operative Housing Development

For generations, co-ops have offered quality, affordable housing to Canadians, while empowering their members through inclusion, personal development, and security of tenure through their community-oriented model of housing. While co-ops are home to approximately a quarter of a million Canadians, not enough have been built in recent years.

Budget 2022 proposes to reallocate $500 million of funding on a cash basis from the National Housing Co-Investment Fund to launch a new Co-operative Housing Development Program aimed at expanding co-op housing in Canada. This new program will be co-designed with the Co-operative Housing Federation of Canada and the co-operative housing sector.

Budget 2022 also proposes an additional $1 billion in loans to be reallocated from the Rental Construction Financing Initiative to support co-op housing projects.

With the largest investment in building new co-op housing for more than 30 years, an estimated 6,000 units will be constructed.

40 Chapter 1

Affordable Housing in the North

Canada’s Northern communities face unique housing needs due to higher construction costs, shorter construction seasons, infrastructure gaps, and the effects of climate change that are increasing as the North has been warming at roughly three times the global warming rate. The federal government is continuing to work with partners across Yukon, the Northwest Territories, and Nunavut to address the issues of housing availability and quality that disproportionately affect Northerners.

Budget 2022 proposes to provide $150 million over two years, starting in 2022-23, to support affordable housing and related infrastructure in the North. Of this amount, $60 million would be provided to the Government of Nunavut; $60 million to the Government of the Northwest Territories; and $30 million to the Government of Yukon.

Multigenerational Home Renovation Tax Credit

Many Canadians have traditions of living together in multigenerational homes, with grandparents, parents, and children under one roof. For some families across the country, having different generations living together—an elderly grandparent with their daughter’s family or a son with a disability with their parents—can be an important way for them to care for each other.

To support these families, Budget 2022 proposes to introduce a Multigenerational Home Renovation Tax Credit, which would provide up to $7,500 in support for constructing a secondary suite for a senior or an adult with a disability.

Starting in 2023, this refundable credit would allow families to claim 15 per cent of up to $50,000 in eligible renovation and construction costs incurred in order to construct a secondary suite.

Making Housing More Affordable    41

Greener Buildings and Homes

Buildings and homes are the third-largest source of greenhouse gas emissions in Canada, accounting for approximately 12 per cent of Canada’s emissions. Since 2016, the federal government has dedicated more than $10 billion towards decarbonizing homes and buildings, and incenting energy efficient retrofits. To achieve Canada’s goal of net-zero emissions by 2050, the scale and pace of retrofitting buildings in Canada must increase. To this end, the federal government will develop a national net-zero by 2050 buildings strategy, working with provinces, territories, and other partners to accelerate both retrofits of existing buildings, and the construction of buildings to the highest zero carbon standards.

Budget 2022 proposes to provide $150 million over five years, starting 2022-23, to Natural Resources Canada to develop the Canada Green Buildings Strategy. The strategy will include initiatives to further drive building code reform; to accelerate the adoption and implementation of performance-based national building codes; to promote the use of lower carbon construction materials; and to increase the climate resilience of existing buildings.

Budget 2022 proposes to provide $200 million over five years, starting in 2022-23, to Natural Resources Canada to create the Deep Retrofit Accelerator Initiative, which will provide support for retrofit audits and project management for large projects to accelerate the pace of deep retrofits in Canada, including a focus on low-income affordable housing.

Establishing a Greener Neighbourhood Pilot Program

More than two thirds of buildings that will be standing in Canada in 2050 have already been built today, and many of them need to be retrofitted to make them more sustainable.

The Energiesprong model, adopted by Netherlands, the United Kingdom, France, Germany, and the United States, accelerates the pace and scale of retrofits by aggregating homes and buildings in an entire neighbourhood and retrofitting them all at the same time. This support for community-level home retrofits aligns with the Net-Zero Advisory Body’s recommendation to seek out opportunities to decarbonize multiple buildings at once.

Budget 2022 proposes to provide $33.2 million over five years, starting 2022-23, to Natural Resources Canada, including $6 million from the Green Infrastructure – Energy Efficient Buildings Program to implement a Greener Neighbourhoods Pilot Program in up to six community housing neighbourhoods to pilot “Energiesprong” model in Canada.

42 Chapter 1

Greener Construction in Housing and Buildings

Guidance, standards, and research are all needed to support innovations like the development of lower-carbon building materials and more energy efficient processes for retrofitting homes.

Budget 2022 proposes to provide $183.2 million over seven years, starting in 2022-23, with $8.5 million in remaining amortization, and $7.1 million ongoing to the National Research Council to conduct research and development on innovative construction materials and to revitalize national housing and building standards to encourage low-carbon construction solutions.

Greener Affordable Housing

Budget 2021 announced $4.4 billion on a cash basis to create the Canada Greener Homes Loan program, of which a portion will be used to make existing affordable housing more energy efficient, which will also help to lower energy bills.

Budget 2022 proposes to provide an additional $458.5 million over the program duration, starting in 2022-23, to the Canada Mortgage and Housing Corporation to provide low-interest loans and grants to low-income housing providers as part of the low-income stream of the Canada Greener Homes Loan program.

Long-Term Supports to End Homelessness

Every Canadian should have a safe place to call home, but for too many, including Indigenous peoples, persons with disabilities, and veterans, that still isn’t a reality. Thousands of Canadians do not have a warm place to sleep at the end of the day, and during the pandemic, have had to choose between the cold of the streets and the crowding of shelters.

Through Reaching Home: Canada’s Homelessness Strategy, the federal government has committed more than $3 billion to address homelessness, including doubling annual funding for four years in response to the pandemic.

The government remains committed to ending chronic homelessness, and is proposing significant additional investments that will help make continued progress towards that goal.

Budget 2022 proposes to provide $562.2 million over two years, beginning in 2024-25, for Infrastructure Canada to continue providing doubled annual funding for Reaching Home. This funding will provide longer term certainty for the organizations doing vitally important work across the country and ensure that our communities have the support they need to continue to prevent and address homelessness.

Making Housing More Affordable    43

Improving Community Responses to Homelessness

Reaching Home provides vital support to community efforts to support those experiencing homelessness. However, no community or organization can prevent or end homelessness on its own. Making sure that everyone has a safe place to call home is a goal that different organizations and orders of governments share, and there is a need to ensure communities have access to all of the knowledge and tools they need to effect change.

Budget 2022 proposes to provide $18.1 million over three years, starting in 2022-23, to Infrastructure Canada to conduct research about what further measures could contribute to eliminating chronic homelessness.

A New Veteran Homelessness Program

The government is also taking action to address the fact that thousands of veterans experience homelessness every year. They have served Canada with our flag on their shoulder, and they deserve a safe place to call home.

Budget 2021 announced $45 million for a pilot program aimed at reducing veteran homelessness. To ensure that long-term support is in place, the government now intends to move directly to the launch of a targeted program.

Budget 2022 proposes to provide $62.2 million over three years, beginning in 2024-25, for Infrastructure Canada, with support from Veterans Affairs Canada, to launch a new Veteran Homelessness Program that will provide services and rent supplements to veterans experiencing homelessness in partnership with community organizations.

1.2 Helping Canadians Buy Their First Home

From big cities to small towns, the cost of owning a home continues to rise.

Young people are finding it more and more difficult to imagine buying a one-bedroom condo—to say nothing of a three-bedroom house. Many of those who’ve been saving for years are being pushed further and further away from where they work in order to find something they can afford.

To help address this, Budget 2022 is proposing a series of new measures to support first-time home buyers and help make the path to ownership a reality for renters.

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A Tax-Free First Home Savings Account

As home prices climb, so too does the cost of a down payment. This represents a major barrier for many looking to own a home—especially young people. To help Canadians save for their first home:

Budget 2022 proposes to introduce the Tax-Free First Home Savings Account that would give prospective first-time home buyers the ability to save up to $40,000. Like an RRSP, contributions would be tax-deductible, and withdrawals to purchase a first home—including investment income—would be non-taxable, like a TFSA. Tax-free in, tax-free out.

The government intends to work with financial institutions to ensure that a Tax-Free First Home Savings Account could be opened and contributed to in 2023.

It is estimated that the Tax-Free First Home Savings Account would provide $725 million in support over five years.

Matthew and Taryn are aspiring homeowners living together. Starting in 2023, they each save $8,000 per year (the annual maximum) in their Tax-Free First Home Savings Account and are able to deduct this from their income. They both make between $50,000 and $100,000, and the Tax-Free First Home Savings Account allows them each to receive an annual federal tax refund of $1,640.

Matthew and Taryn have a combined $90,000 (including tax-free investment income) in their Tax-Free First Home Savings Account at the end of 2027, when they finally find their ideal first home.

By using the Tax-Free First Home Savings Account, Matthew and Taryn are finally able to afford a down payment to buy their first home. They can withdraw their down payment tax-free, saving thousands of dollars that can be put towards their new home. In addition, they will claim the doubled First-Time Home Buyers’ Tax Credit, providing an additional $1,500 in tax relief.

Doubling the First-Time Home Buyers’ Tax Credit

The government recognizes that the significant closing costs associated with purchasing a home can be a hurdle for first-time home buyers, and the First-Time Home Buyers’ Tax Credit is intended to provide support to Canadians buying their first home whether it be in a rural, suburban, or urban community.

Budget 2022 proposes to double the First-Time Home Buyers’ Tax Credit amount to $10,000. The enhanced credit would provide up to $1,500 in direct support to home buyers.

This measure would apply to homes purchased on or after January 1, 2022.

Making Housing More Affordable    45

An Extended and More Flexible First-Time Home Buyer Incentive

To make it more affordable for people to buy their first home, the federal government introduced the First-Time Home Buyer Incentive, which allows eligible first-time home buyers to lower their borrowing costs by sharing the cost of buying a home with the government.

To help more Canadians purchase their first home, Budget 2022 announces an extension of the First-Time Home Buyer Incentive to March 31, 2025, and that the government is exploring options to make the program more flexible and responsive to the needs of first-time home buyers, including single-led households.

Supporting Rent-to-Own Projects

Many Canadians rent because they value the flexibility that comes with it. Others rent before they plan to buy their own home, but for those working towards ownership, rising home prices are pushing down payments further out of reach. Rent-to-own arrangements can help alleviate that barrier by providing more time and support to renters on the path to homeownership, and by allowing them to live and grow in their homes.

To help develop and scale up rent-to-own projects across Canada, Budget 2022 proposes to provide $200 million in dedicated support under the existing Affordable Housing Innovation Fund. This will include $100 million to support non-profits, co-ops, developers, and rent-to-own companies building new rent-to-own units.

This investment will provide opportunities for Canadians to get on the path to homeownership earlier, while also encouraging new housing supply that supports affordability for renters and prospective homeowners.

Examples of eligible projects, which must include safeguards and robust consumer protections, could include the repair and renewal of housing for rent-to-own purposes, innovative financing models, and programming that assists rent-to-own participants in preparing for homeownership.

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1.3 Protecting Buyers and Renters

Buying a home is often the most significant financial decision that someone will make in their life. However, some real estate practices are putting even more pressure on home buyers and leaving them questioning whether or not they paid too much for their home.

Moving Forward on a Home Buyers’ Bill of Rights

Unfair practices like blind bidding or asking buyers to waive their right to a home inspection can make the process of buying a home even more stressful for too many Canadians. To help level the playing field for young and middle class Canadians, the government will take steps to make the process of buying a home more open, transparent, and fair.

Budget 2022 announces that the Minister of Housing and Diversity and Inclusion will engage with provinces and territories over the next year to develop and implement a Home Buyers’ Bill of Rights and bring forward a national plan to end blind bidding. Among other things, the Home Buyers Bill of Rights could also include ensuring a legal right to a home inspection and ensuring transparency on the history of sales prices on title searches.

To support these efforts, Budget 2022 proposes to provide $5 million over two years, starting in 2022-23, to the Canada Mortgage and Housing Corporation.

Housing for Canadians, Not for Big Corporations

Housing should be for Canadians to use as homes.

However, in recent years, the significant increase in housing prices has led to large investors acquiring a larger portfolio of residential housing. There is a concern that this concentration of ownership in residential housing can drive up rents and house prices, and undercut the important role that small, independent landlords play. Many believe that this trend has also led to a rise in “renovictions”, when a landlord pressures and persuades their tenants to leave, or is formally permitted to evict them to make extensive renovations in order to raise rents.

To address these concerns:

Budget 2022 announces a federal review of housing as an asset class, in order to better understand the role of large corporate players in the market and the impact on Canadian renters and homeowners. This will include the examination of a number of options and tools, including potential changes to the tax treatment of large corporate players that invest in residential real estate. Further details on the review will be released later this year, with potential early actions to be announced before the end of the year.

Making Housing More Affordable    47

1.4 Curbing Foreign Investment and Speculation

Increasing our housing supply will help make housing more affordable, but it isn’t the only solution.

There is concern that foreign investment, property flipping and speculation, and illegal activity are driving up the cost of housing in Canada. The government has an important role to play in tackling these issues.

Budget 2022 proposes new measures that will ban foreign investment in residential real estate, crack down on illegal activity in our housing market, and make sure that property flippers and speculators are paying their fair share of tax.

A Ban on Foreign Investment in Canadian Housing

For years, foreign money has been coming into Canada to buy residential real estate. This has fueled concerns about the impact on costs in cities like Vancouver and Toronto and worries about Canadians being priced out of the housing market in cities and towns across the country.

To make sure that housing is owned by Canadians instead of foreign investors, Budget 2022 announces the government’s intention to propose restrictions that would prohibit foreign commercial enterprises and people who are not Canadian citizens or permanent residents from acquiring non-recreational, residential property in Canada for a period of two years.

Refugees and people who have been authorized to come to Canada under emergency travel while fleeing international crises would be exempted. International students on the path to permanent residency would also be exempt in certain circumstances, as would individuals on work permits who are residing in Canada.

The government will continue to monitor the impact that foreign money is having on housing costs across Canada and may come forward with additional measures to strengthen the enforcement of the proposed ban if necessary. Non-resident, non-Canadians who own homes that are being underused or left vacant would be subject to the Underused Housing Tax once it is in effect.

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Making Property Flippers Pay Their Fair Share

Property flipping—buying a house and selling it for much more than what was paid for it just a short time prior—can unfairly lead to higher housing prices, and some people who engage in property flipping may be improperly reporting their profits to pay less tax.

Budget 2022 proposes to introduce new rules to ensure profits from flipping properties are taxed fully and fairly. Specifically, any person who sells a property they have held for less than 12 months would be considered to be flipping properties and would be subject to full taxation on their profits as business income. Exemptions would apply for Canadians who sell their home due to certain life circumstances, such as a death, disability, the birth of a child, a new job, or a divorce. Exemptions will be set in forthcoming rules and Canadians will be consulted on the draft legislative proposals.

This new measure will ensure that investors who flip homes pay their fair share, while protecting the current, vitally important, principal residence exemption for Canadians who use their houses as homes.

The measure would apply to residential properties sold on or after January 1, 2023.

Taxing Assignment Sales

Homes should be for people to live in, not commodities to be traded and profited upon by housing speculators. Speculative trading in the Canadian housing market contributes to higher prices for Canadians. Speculative trading can include the resale of housing before it has even been constructed or lived in. This is called an “assignment sale.”

Currently, when a person makes a new home assignment sale, Goods and Services Tax/Harmonized Sales Tax (GST/HST) may or may not apply, depending on the reason for purchasing the home. For example, GST/HST does not apply if the buyer initially intended to live in the home.

This creates an opportunity for speculators to be dishonest about their original intentions, and uncertainty for everyone involved in an assignment sale as to whether GST/HST applies. The current rules also result in the uneven application of GST/HST to the full and final prices of new homes.

To address these issues, Budget 2022 proposes to make all assignment sales of newly constructed or substantially renovated residential housing taxable for GST/HST purposes, effective May 7, 2022.

Making Housing More Affordable    49

Protecting Canadians From Money Laundering in the Mortgage Lending Sector

In recent years, there has been a growth in mortgages issued by lending businesses not regulated under the national anti-money laundering and anti-terrorist financing rules that apply to other financial institutions, such as banks. This puts many middle class Canadians, and their most important investment, at financial risk.

To help prevent financial crimes in the real estate sector, the federal government is announcing its intention to extend anti-money laundering and anti-terrorist financing requirements to all businesses conducting mortgage lending in Canada within the next year.

This will limit the exploitation of the real estate market by criminals, which can affect housing affordability across the country.

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Chapter 1

Making Housing More Affordable

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

1.1. Building Affordable Homes	750	1,813	2,030	1,789	1,864	637	8,883

Launching a New Housing Accelerator Fund	0	150	925	925	1,000	1,000	4,000

Leveraging Transit Funding to Build More Homes[1]	750	0	0	0	0	0	750

Rapidly Building New Affordable Housing	0	1,000	500	0	0	0	1,500

Speeding Up Housing Construction and Repairs for Vulnerable Canadians[2]	0	801	1,059	978	893	0	3,730

Less: Funds Sourced From Existing Departmental Resources	0	-801	-675	-595	-510	-576	-3,157

Building More Affordable and Energy Efficient Rental Units	0	216	244	251	223	194	1,128

Less: Funds Previously Provisioned in the Fiscal Framework	0	-216	-244	-251	-223	-194	-1,128

Direct Support for those in Housing Need	0	475	0	0	0	0	475

A New Generation of Co-Operative Housing Development	0	6	34	78	74	0	191

Less: Funds Sourced From Existing Departmental Resources	0	-6	-34	-78	-74	0	-191

Affordable Housing in the North	0	75	75	0	0	0	150

Multigenerational Home Renovation Tax Credit	0	5	25	25	25	25	105

Greener Buildings and Homes[3]	0	70	70	70	70	70	350

Making Housing More Affordable    51

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Establishing a Greener Neighbourhood Pilot Program[3]	0	2	8	11	8	4	33

Less: Funds Sourced From Existing Departmental Resources	0	0	0	-4	-2	0	-6

Greener Construction in Housing and Buildings[3]	0	17	24	28	31	28	127

Greener Affordable Housing[3]	0	49	39	75	72	85	319

Less: Funds Previously Provisioned in the Fiscal Framework	0	-27	-26	-31	-28	-24	-136

Long-Term Supports to End Homelessness	0	0	0	281	281	0	562

Improving Community Responses to Homelessness	0	8	8	2	0	0	18

A New Veteran Homelessness Program	0	0	0	13	24	24	62

Less: Year-Over- Year Reallocation of Funding	0	-11	0	11	0	0	0

1.2. Helping Canadians Buy Their First Home	-17	124	180	345	350	355	1,338

A Tax-Free First Home Savings Account	0	0	55	215	225	230	725

Doubling the First-Time Home Buyers’ Tax Credit	30	125	130	130	130	130	675

An Extended and More Flexible First-Time Home Buyer Incentive	9	38	43	51	52	50	242

Less: Funds Sourced From Existing Departmental Resources	-55	-38	-48	-51	-57	-56	-305

Supporting Rent-to-Own Projects	0	22	24	24	25	26	121

Less: Funds Sourced From Existing Departmental Resources	0	-22	-24	-24	-25	-26	-121

1.3. Protecting Buyers and Renters	0	3	3	0	0	0	5

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	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Moving Forward on a Home Buyers’ Bill of Rights	0	3	3	0	0	0	5

1.4. Curbing Foreign Investment and Speculation	0	-14	-25	-25	-25	-25	-114

Making Property Flippers Pay Their Fair Share	0	-4	-15	-15	-15	-15	-64

Taxing Assignment Sales	0	-10	-10	-10	-10	-10	-50

Additional Investments – Making Housing More Affordable	0	26	0	0	0	0	26

Assisting Homeowners Affected by Pyrrhotite	0	26	0	0	0	0	26

Additional funding proposed for the Canada Mortgage and Housing Corporation to support homeowners in Quebec whose homes require remediation from damages to foundations caused by the mineral pyrrhotite.

Chapter 1 - Net Fiscal Impact	733	1,951	2,188	2,109	2,189	966	10,137

  Note: Numbers may not add due to rounding.

  1 Announced on February 17, 2022.

  2 An additional $573 million in outer year existing departmental resources will be advanced to support this measure.

  3 Announced in the 2030 Emissions Reduction Plan: Canada’s Next Steps for Clean Air and a Strong Economy, released on March 29, 2022.

Making Housing More Affordable    53

Chapter 2

A Strong, Growing, and Resilient Economy

2.1 Leading Economic Growth and Innovation	60

Launching a World-Leading Canada Growth Fund	60

Creating a Canadian Innovation and Investment Agency	61

Review of Tax Support to R&D and Intellectual Property	63

Cutting Taxes for Canada’s Growing Small Businesses	64

2.2 Supporting Economic Growth and Stable Supply Chains	65

Canada’s Critical Minerals and Clean Industrial Strategies	65

Better Supply Chain Infrastructure	69

Moving on Canada’s Infrastructure Investments	70

Strengthening Canada’s Semiconductor Industry	72

Growing Canada’s Health-Focused Small and Medium-Sized Businesses	72

Making Canada’s Economy More Competitive	72

Leadership on Internal Trade and Labour Mobility	73

Supporting Canada’s Innovation Clusters	73

Renewing the Canadian Agricultural Partnership	74

2.3 Investing in Intellectual Property and Research	74

Building a World-Class Intellectual Property Regime	74

Securing Canada’s Research from Foreign Threats	76

Hiring More Leading Researchers	77

Expanding Canada’s Presence in Space	77

Leveraging the National Research Council	78

Funding for Black Researchers	78

Funding the Canadian High Arctic Research Station	78

2.4 Driving Investment and Growth for Our Small Businesses	79

Reducing Credit Card Transaction Fees	79

Strengthening Canada’s Trade Remedy and Revenue Systems	79

Employee Ownership Trusts	80

Engaging the Cannabis Sector	80

2.5 Supporting Recovery and Growth in Affected Sectors	81

The Next Steps Towards High Frequency Rail	81

Investing in VIA Rail Stations and Maintenance Centres	81

Supporting the Prince Edward Island Potato Industry	82

Full and Fair Compensation for Supply Managed Sectors	82

Support for Canada’s Tourism Sector	83

Chapter 2

A Strong, Growing, and Resilient Economy

The global economy is changing. Technology, globalization, and an historic effort to fight climate change are creating new industries and new jobs.

We can be leaders in the economy of today and tomorrow and Canadians can benefit from the good jobs and economic growth that will come with it. But to be leaders in tomorrow’s economy, we need to make smart decisions today.

We need to attract more investment in the industries that are creating good middle class jobs for Canadians. We need to make our economy more resilient by strengthening our supply chains, ensuring our businesses can get their goods to market, and making sure Canadians are able to buy the products they need from around the world.

We need to make our economy more innovative and more productive and we need to make it easier for businesses, big and small, to invest, grow, and create jobs in Canada.

Canada is already home to some of the fastest growing markets for high-tech jobs in North America. Toronto—not Silicon Valley—led high-tech job growth from 2019 into 2020, and Vancouver outpaced New York City.

The corporate income tax rate reductions proposed in Budget 2021 for businesses that manufacture zero-emission technologies will give Canada the lowest combined federal-provincial-territorial average tax rate in the G7. This makes us an attractive destination for business investment in the clean technology sector—a sector that is getting larger and more valuable every day.

A Strong, Growing, and Resilient Economy 57

Chart 2.2

Statutory Corporate Income Tax Rates for Zero-Emission Technology Manufacturing and Processing, G7 Countries

35%
30%
25%
20%
15%
10%
5%
0%
17.9%
19.0%
25.8%
25.8%
27.8%
29.7%
29.9%
Canada
United Kingdom
United States
France
Italy
Japan
Germany

Notes: Statutory rates are the weighted average or representative combined federal and provincial/state/regional rate, including surtaxes where applicable.
Tax rates are for 2022 and include measures announced as of January 1, 2022 (except for the United States where they are for 2021).

As the global economy changes, Canada has everything we need to thrive. Our workforce is one of the most educated in the world. We have world-class research institutions and abundant sources of clean energy. We are the only country in the world with free trade access to the entire G7 and European Union.

But other countries are moving fast in the international competition for investment and innovation. We need to do more to ensure Canadian businesses—of all sizes—are able to succeed.

Budget 2022 outlines the additional steps that need to be taken—the steps that will create new, good-paying jobs for Canadians; help more people join the middle class; and set Canada up to be an economic leader for decades to come.

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Key Ongoing Actions

In Budget 2021, the federal government announced a range of important programs and initiatives that will help foster economic growth, including:

✓	$8 billion to transform and decarbonize industry and invest in clean technologies and batteries;

✓	$4 billion for the Canada Digital Adoption Program, which launched in March 2022 to help businesses move online, boost their e-commerce presence, and digitalize their businesses;

✓	$1.2 billion to support life sciences and bio-manufacturing in Canada, including investments in clinical trials, bio-medical research, and research infrastructure;

✓

$1 billion to the Strategic Innovation Fund to support life sciences and bio-manufacturing firms in Canada and develop more resilient supply chains. This builds on investments made throughout the pandemic with manufacturers of vaccines and therapeutics like Sanofi, Medicago, and Moderna;

✓

$1.9 billion for the National Trade Corridors Fund to make Canada’s transportation infrastructure more efficient and more effective, like twinning parts of the Trans-Canada Highway in Nova Scotia and road and rail improvements at the Port of Vancouver;

✓	$1.5 billion for regional development agencies to support the country’s economic recovery through programs like the Jobs and Growth Fund and the Canada Community Revitalization Fund;

✓

$1 billion for the Universal Broadband Fund (UBF), bringing the total available through the UBF to $2.75 billion, to improve high-speed Internet access and support economic development in rural and remote areas of Canada;

✓	Enhancing the Canada Small Business Financing Program, increasing annual financing to small businesses by an estimated $560 million;

✓

$1.2 billion to launch the National Quantum Strategy, Pan-Canadian Genomics Strategy, and the next phase of Canada’s Pan-Canadian Artificial Intelligence Strategy to capitalize on emerging technologies of the future;

✓	$1 billion to revitalize the tourism sector;

✓	Helping small and medium-sized businesses to invest in new technologies and capital projects by allowing for the immediate expensing of up to $1.5 million of eligible investments beginning in 2021;

✓	Continuing to work with partners to support the revitalization of East Montreal, including projects that promote innovation, development, and a green and inclusive transition of the area; and

✓	Cutting tax rates in half for businesses that manufacture zero-emission technologies.

A Strong, Growing, and Resilient Economy 59

2.1 Leading Economic Growth and Innovation

Budget 2022 comes at a critical time for Canada. We need to take significant and transformative steps to put our economy on the path to reach net-zero by 2050. We need to make it easier for Canadian businesses to innovate and become global leaders in the industries that will grow our economy and create new jobs.

While Budget 2022 proposes dozens of measures that will help to do these things, there are two steps, in particular, that will have a significant impact in making Canada’s economy stronger and more innovative: the launch of a world-leading Canada Growth Fund; and the creation of a new Canadian Innovation and Investment Agency.

Launching a World-Leading Canada Growth Fund

The value of economic growth is that it delivers higher and better standards of living for Canadians. Facing the challenges of climate change, technological change, and a changing global economy, Canada’s economic success is not guaranteed. It requires focused and concerted action.

Governments cannot do this alone. To prosper in the face of challenges of such great scale, we must find new ways of pooling our capabilities across the public sector, the private sector, and across industries from coast-to-coast-to-coast.

On the fight against climate change alone—to build a net-zero economy by 2050—Canada will need between $125 billion and $140 billion of investment every year over that period. Today, annual investment in the climate transition is between $15 billion and $25 billion. No one government can close that gap.

Today, other countries are moving to positon themselves in the international competition for capital and investment. Canada’s peers have begun to launch growth funds to attract the trillions of dollars in private capital that are waiting to be invested in the good jobs and new industries of today and tomorrow. Canada must keep pace.

Budget 2022 proposes to establish the Canada Growth Fund to attract substantial private sector investment to help meet important national economic policy goals:

1.	To reduce emissions and contribute to achieving Canada’s climate goals;

2.	To diversify our economy and bolster our exports by investing in the growth of low-carbon industries and new technologies across new and traditional sectors of Canada’s industrial base; and

3.	To support the restructuring of critical supply chains in areas important to Canada’s future prosperity—including our natural resources sector.

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The Canada Growth Fund will be a new public investment vehicle that will operate at arms-length from the federal government. It will invest using a broad suite of financial instruments including all forms of debt, equity, guarantees, and specialized contracts. The fund will be initially capitalized at $15 billion over the next five years. It will invest on a concessionary basis, with the goal that for every dollar invested by the fund, it will aim to attract at least three dollars of private capital.

In standing up the Canada Growth Fund, the government intends to seek expert advice from within Canada and abroad. Following these consultations, details about the launch of the fund will be included in the 2022 fall economic and fiscal update. Funding for the Canada Growth Fund will be sourced from the existing fiscal framework.

Creating a Canadian Innovation and Investment Agency

Canadians are a talented, creative, and inventive people. Our country has never been short on good ideas.

But to grow our economy, invention is not enough. Canadians and Canadian companies need to take their new ideas and new technologies and turn them into new products, services, and growing businesses.

However, Canada currently ranks last in the G7 in R&D spending by businesses. This trend has to change.

A Strong, Growing, and Resilient Economy 61

Solving Canada’s main innovation challenges—a low rate of private business investment in research, development, and the uptake of new technologies—is key to growing our economy and creating good jobs.

A market-oriented innovation and investment agency—one with private sector leadership and expertise—has helped countries like Finland and Israel transform themselves into global innovation leaders.

The Israel Innovation Authority has spurred the growth of R&D-intensive sectors, like the information and communications technology and autonomous vehicle sectors. The Finnish TEKES helped transform low-technology sectors like forestry and mining into high technology, prosperous, and globally competitive industries.

In Canada, a new innovation and investment agency will proactively work with new and established Canadian industries and businesses to help them make the investments they need to innovate, grow, create jobs, and be competitive in the changing global economy.

Budget 2022 announces the government’s intention to create an operationally independent federal innovation and investment agency, and proposes $1 billion over five years, starting in 2022-23, to support its initial operations. Final details on the agency’s operating budget are to be determined following further consultation later this year.

At a time when other countries are making significant investments in this area, the government intends to invest in innovation, research, and development at the scale required to make Canada a global leader.

Support delivered through the innovation and investment agency will also enable innovation and growth within the Canadian defence sector and boost investments in Canadian defence manufacturing.

The government will consult further with both Canadian and global experts in finalizing the design and mandate of the new agency, with details to be announced in the 2022 fall economic and fiscal update.

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An Innovation and Investment Agency to Help Canadian Businesses Succeed

Shannon runs a small life science firm in London, Ontario, and has learned that a Canadian university researcher has discovered—through preliminary experiments—a new class of potentially life-saving cancer therapeutics. Shannon’s firm specializes in methods for quickly turning potential therapeutics into safe, market-ready pharmaceuticals through advanced drug development methods.

Her firm wants to partner with the researcher to initiate a new R&D program to develop these drugs, but does not have the capital it needs. Shannon sees a large global opportunity, but financial support is needed up front to help her company seize the opportunity.

Shannon’s firm could approach the Agency to seek guidance and support, and the Agency would quickly determine the feasibility of the project, the market potential of the technology, and could provide the firm with needed funding to capitalize on an exciting opportunity. If project milestones are achieved, Shannon’s firm could apply for additional funding as it works to sell its new product around the world and create jobs here in Canada.

Review of Tax Support to R&D and Intellectual Property

The Scientific Research and Experimental Development (SR&ED) program provides tax incentives to encourage Canadian businesses of all sizes and in all sectors to conduct R&D. The SR&ED program has been a cornerstone of Canada’s innovation strategy. The government intends to undertake a review of the program, first to ensure that it is effective in encouraging R&D that benefits Canada, and second to explore opportunities to modernize and simplify it. Specifically, the review will examine whether changes to eligibility criteria would be warranted to ensure adequacy of support and improve overall program efficiency.

As part of this review, the government will also consider whether the tax system can play a role in encouraging the development and retention of intellectual property stemming from R&D conducted in Canada. In particular, the government will consider, and seek views on, the suitability of adopting a patent box regime in order to meet these objectives.

A Strong, Growing, and Resilient Economy 63

Cutting Taxes for Canada’s Growing Small Businesses

The government provides a range of incentives to encourage investments in growing businesses.

Small businesses currently benefit from a reduced federal tax rate of 9 per cent on their first $500,000 of taxable income, compared to a general federal corporate tax rate of 15 per cent. A business no longer has access to this lower rate once its level of capital employed in Canada reaches $15 million. However, phasing out access to the lower tax rate too quickly—and then requiring a small business to pay more in tax—can discourage some businesses from continuing to grow and create jobs.

Budget 2022 proposes to phase out access to the small business tax rate more gradually, with access to be fully phased out when taxable capital reaches $50 million, rather than at $15 million.

This would allow more medium-sized businesses to benefit from the reduced rate, increase the amount of income that can be eligible for the reduced rate, and deliver an estimated $660 million in tax savings over the 2022-2023 to 2026-2027 period that can be reinvested towards growing and creating jobs.

This measure would apply to taxation years that begin on or after Budget Day.

The government is also undertaking a review to assess whether the tax system is providing adequate support to investments in growing businesses. The review will include an examination of the rollover for small business investments. This measure allows investors in small businesses to defer tax on capital gains.

Cutting Taxes for Canada’s Growing Small Businesses

MakerCo is a manufacturing business that currently has $10 million in taxable capital and earns $500,000 in income annually (corresponding to a 5 per cent rate of return on capital). Because the company’s taxable capital does not exceed $10 million, all of its income is eligible for the small business tax rate of 9 per cent.

The company has identified a promising opportunity to expand its operations and is considering a $2 million capital investment, which would bring its taxable capital to $12 million and increase its income to $600,000.

Under the current rules, the company’s income eligible for the small business tax rate would decrease to $300,000 and the remaining $300,000 would be taxed at the general corporate tax rate of 15 per cent.

With the more gradual phase-out proposed in this Budget, the company’s income eligible for the small business tax rate would be $475,000 and the remaining $125,000 would be taxed at the general corporate tax rate. As a result, the company would save $10,500 in taxes compared to the current rules, making it more attractive for MakerCo to grow its business.

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2.2 Supporting Economic Growth and Stable Supply Chains

With our abundant resources, Canada has a unique opportunity to lead the way in sectors where supply chain challenges have impacted the global economy. Smart investments in areas like agriculture, critical minerals, and semiconductors will help make Canada a leader in the clean and digital technologies that the world counts on, and create thousands of good jobs for Canadians—many of them in rural areas.

Complementary investments to allow goods to move more efficiently—both within Canada and with our trading partners around the world—will also make our economy more resilient in the face of an ever-changing world.

Canada’s Critical Minerals and Clean Industrial Strategies

Figure 2.1

Critical Minerals Opportunities

Critical minerals are central to major global industries like clean technology, health care, aerospace, and computing. They are used in phones, computers, and in our cars. They are already essential to the global economy and will continue to be in even greater demand in the years to come.

Canada has an abundance of a number of valuable critical minerals, but we need to make significant investments to make the most of these resources.

A Strong, Growing, and Resilient Economy 65

In Budget 2022, the federal government intends to make significant investments that would focus on priority critical mineral deposits, while working closely with affected Indigenous groups and through established regulatory processes. These investments will contribute to the development of a domestic zero-emissions vehicle value chain, including batteries, permanent magnets, and other electric vehicle components. They will also secure Canada’s place in important supply chains with our allies and implement a just and sustainable

Critical Minerals Strategy.

In total, Budget 2022 proposes to provide up to $3.8 billion in support over eight years, on a cash basis, starting in 2022-23, to implement Canada’s first Critical Minerals Strategy. This will create thousands of good jobs, grow our economy, and make Canada a vital part of the growing global critical minerals industry.

Supporting Critical Minerals Projects in Canada

Critical mineral mining projects are expensive and come with a unique set of challenges that can often include remote locations, changing prices, and lengthy regulatory processes. Making these projects a less risky undertaking for companies will help grow both Canada’s critical mineral industry and secure the good resource jobs of the future. Specific measures proposed in Budget 2022 to support critical mineral projects include:

Up to $1.5 billion over seven years, starting in 2023-24, for infrastructure investments that would support the development of the critical minerals supply chains, with a focus on priority deposits;

$79.2 million over five years on a cash basis, starting in 2022-23, for Natural Resources Canada to provide public access to integrated data sets to inform critical mineral exploration and development; and

The introduction of a new 30 per cent Critical Mineral Exploration Tax Credit for specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors.

The tax credit would apply to certain exploration expenditures targeted at nickel, lithium, cobalt, graphite, copper, rare earths elements, vanadium, tellurium, gallium, scandium, titanium, magnesium, zinc, platinum group metals, or uranium, and renounced as part of a flow-through share agreement entered into after Budget Day and on or before March 31, 2027.

These measures will build upon Canada’s strong capital markets position for mining companies.

The Toronto Stock Exchange (TSX) and TSX Venture Exchange (TSXV) are the world’s primary listing venues for mining and mineral exploration companies, with more than 1,170 issuers in 2021. Between 2017 and 2021, almost $45 billion of the world’s total equity capital for these mineral exploration and mining companies was raised by companies listed on the TSX or TSXV.

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Chart 2.4

Global Mining Equity Capital Raised

(5-Year Total = 101 Billion CAD)

$44.9B
$33.9B
$11.4B
$5.6B
$4.9B
TSX/TSXV
ASX
NYSE/NYSE Amer.
HKEx
LSE/AIM

Source: TSX/TSXV Market Intelligence Group, S&P Capital IQ and S&P Global Market Intelligence.
As at December 31, 2021.

Attracting Global Critical Minerals Supply Chains

Budget 2022 proposes significant funding to make Canada a more attractive destination for critical minerals investment and to secure valuable agreements that would increase production of goods like electric vehicles and batteries.

Budget 2022 proposes to provide up to $1 billion over six years on a cash basis, starting in 2024-25, to Innovation, Science and Economic Development Canada for the Strategic Innovation Fund. Combined with $500 million drawn from existing program funding, this will provide $1.5 billion in targeted support towards critical minerals projects, with prioritization given to manufacturing, processing, and recycling applications. Support for innovative projects through the Strategic Innovation Fund will complement other proposed investments in the sector, including a proposed $1.5 billion investment in infrastructure.

The government will also explore potential opportunities to support the growth of the solar panel industry through this envelope.

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Promoting Sustainable Mining Extraction and Processing

With significant advantages like strong environmental protections, a well-educated workforce, experience in greening mining operations, and commitments to reconciliation and Indigenous participation, Canada has everything that leading companies look for when deciding where to invest in mining projects. These advantages will be vitally important as Canada seeks to develop the critical minerals supply chains.

Budget 2022 proposes new funding to build on those assets and continue to make Canada an attractive country for critical mining investment.

Budget 2022 proposes to provide up to $144.4 million over five years, starting in 2022-23, to Natural Resources Canada and the National Research Council to support research, development, and the deployment of technologies and materials to support critical mineral value chains.

●

Additionally, as indicated in Chapter 7, Budget 2022 proposes to provide $103.4 million over five years, starting in 2022-23, to Natural Resources Canada for the development of a National Benefits-Sharing Framework for natural resources and the expansion of the Indigenous Partnership Office and the Indigenous Natural Resource Partnerships program. At least $25 million of this amount will be dedicated to early engagement and Indigenous communities’ capacity building to support their participation in the critical minerals strategy. These investments will increase Indigenous capacity to benefit from all types of natural resources projects, including critical minerals, and are a key component of the Partnering with Indigenous Peoples in Natural Resource Projects proposal in Chapter 7.

Making the Critical Minerals Regulatory Processes Simpler

Companies seeking to invest look for a balanced and predictable regulatory environment and a collaborative approach between different orders of government. To help job-creating critical minerals projects move forward in Canada, Budget 2022 makes important investments in improving our regulatory processes.

Budget 2022 proposes to provide $10.6 million over three years, starting in 2024-25, to Natural Resources Canada to renew the Centre of Excellence on Critical Minerals, which works with provincial, territorial, and other partners, and that will provide direct assistance to help developers of critical minerals navigate regulatory processes and existing support measures.

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Budget 2022 also proposes to provide up to $40 million over eight years, starting in 2022-23, to Crown-Indigenous Relations and Northern Affairs Canada to support northern regulatory processes.

To ensure an efficient and effective impact assessment regime, the federal government will consider the funding requirements for the Impact Assessment Agency of Canada and other relevant departments in the context of the fall 2022 economic and fiscal update. This will help support the assessment of major projects, such as critical mineral mines.

Working With Friends and Allies to Strengthen Global Supply Chains

Canada has the critical minerals the world needs and is uniquely positioned to be a trusted partner in the global critical minerals supply chain.

Budget 2022 proposes to provide $70 million over eight years, starting in 2022-23, to Natural Resources Canada to advance Canada’s global leadership on critical minerals, in particular to meet its responsibilities under the Extractive Sector Transparency Measures Act.

Better Supply Chain Infrastructure

The recent flooding in British Columbia—which cut off the flow of goods to and from the west coast—reinforced the importance of our highways, railways, and ports as the backbone of our transportation system. In January, the government hosted the National Supply Chain Summit to discuss the challenges facing Canada’s supply chains and identify potential solutions. The recommendations of the Task Force will help inform the development of a National Supply Chain Strategy.

Continued investments in transportation infrastructure will help ensure Canada’s supply chains can meet the needs of our economy and withstand disruptions caused by climate change and global events. Well-functioning supply chains support good jobs and keep goods moving.

To help build more resilient and efficient supply chains, Budget 2022 proposes to provide $603.2 million over five years, starting in 2022-23, to Transport Canada, including:

●

$450 million over five years, starting in 2022-23, to support supply chain projects through the National Trade Corridors Fund, which will help ease the movement of goods across Canada’s transportation networks. This is in addition to the $4.2 billion that has been allocated to the fund since 2017. The Minister of Transport will rename the fund to reflect the government’s focus on supply chains;

●

$136.3 million over five years, starting in 2022-23, to develop industry-driven solutions to use data to make our supply chains more efficient, building on the success of initiatives like the West Coast Supply Chain Visibility Program. Of this amount, $19 million will be sourced from existing resources; and

A Strong, Growing, and Resilient Economy 69

●

$16.9 million over five years, starting in 2022-23, to continue making Canada’s supply chains more competitive by cutting needless red tape, including working to ensure that regulations across various modes of cargo transportation (e.g., ship, rail) work effectively together.

These investments will help lower prices for Canadians; make our supply chains stronger; improve the ability of Canadian businesses to export their goods abroad; and deliver essential goods to our communities.

These investments will also complement work the government is doing through the newly established National Supply Chain Task Force, which will work with industry, associations and experts to examine key pressures and make recommendations regarding short- and long-term actions to strengthen the efficiency, fluidity, and resiliency of transportation infrastructure and the reliability of Canada’s supply chains.

Moving on Canada’s Infrastructure Investments

The Investing in Canada Infrastructure Program is providing $33.5 billion over 11 years for public infrastructure across Canada. Under this program, provinces and territories prioritize and submit projects to Infrastructure Canada for review. To date, the program has approved more than $20 billion for over 4,500 projects in communities across the country, including the Montreal Blue Line, Calgary Green Line, and Vancouver Millennium Line extensions, and the public transit expansion in Ontario.

However, many of the funded projects are reporting construction delays due to the pandemic. Despite significant progress, there is also a need for provinces to more quickly commit their remaining funding to projects that will deliver the infrastructure that our communities need.

Budget 2022 signals the government’s intention to accelerate the deadline for provinces to fully commit their remaining funding under the Investing in Canada Infrastructure Program to priority projects to March 31, 2023. As a measure of fiscal prudence, any uncommitted funds after this date will be reallocated to other priorities. The federal government will work closely with provinces to support them in expediting project submissions. The existing deadline of March 31, 2025 will remain unchanged for the territories.

Budget 2022 also proposes to extend the Investing in Canada Infrastructure Program’s construction deadline from October 2027 to October 2033. To support this extension, Budget 2022 proposes to adjust the program’s funding profile so that funding is available when needed. This extension recognizes delays caused by the pandemic, and will ensure that provinces and territories can fund priority projects.

These measures will help ensure that federal funding for infrastructure can

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continue to support transformative infrastructure projects in communities across Canada.

Table 2.1

Funding Remaining, by Province, in the Investing in Canada Infrastructure Program*

	Remaining Project Funding
Province	$ (millions)	Percentage of total project funding envelope

Alberta	$60.3	2%

British Columbia	$1,312.6	34%

Manitoba	$13.6	1%

New Brunswick	$392.4	58%

Newfoundland and Labrador	$326.3	59%

Nova Scotia	$372.0	45%

Ontario	$1,056.8	10%

Prince Edward Island	$89.8	25%

Quebec	$3,299.0	44%

Saskatchewan	$375.2	42%

Source: Infrastructure Canada

*Data as of February 2, 2022 - Numbers do not include projects that provinces have signaled to the federal government.

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Strengthening Canada’s Semiconductor Industry

Semiconductors—often called microchips—are used every day in smartphones, computers, and cars.

In February, the federal government announced $150 million to support investments in the development and supply of semiconductors. This investment built on the $90 million allocated in Budget 2021 to retool and modernize the National Research Council’s Canadian Photonics Fabrication Centre, which supplies photonics research, testing, prototyping, and pilot-scale manufacturing services to academics and businesses in Canada.

In addition to these previous investments, Budget 2022 proposes to provide $45 million over four years, starting in 2022-23 on a cash basis, to Innovation, Science and Economic Development Canada to engage with stakeholders, conduct market analysis, and support projects that will strengthen Canada’s semiconductor industry.

Growing Canada’s Health-Focused Small and Medium-Sized Businesses

The Coordinated Accessible National Health Network (CAN Health Network) brings together hospital networks and health authorities in nine provinces to procure innovative health care solutions, including investing in made-in-Canada technologies. This model shows potential to help deliver better care to Canadians, help our health technology businesses grow and create good middle class jobs across the country.

Budget 2022 proposes to provide $30 million over four years, starting in 2022-23, to build upon the success of the CAN Health Network, and expand it nationally to Quebec, the territories, and Indigenous communities.

Making Canada’s Economy More Competitive

A competitive economy is a fair, growing, and innovative economy. In this regard, the government will consult broadly on the role and functioning of the Competition Act and its enforcement regime. However, there are also shortcomings in the Act that can easily be addressed and move Canada in line with international best practices.

Budget 2022 announces the government’s intention to introduce legislative amendments to the Competition Act as a preliminary phase in modernizing the competition regime. This will include fixing loopholes; tackling practices harmful to workers and consumers; modernizing access to justice and penalties; and adapting the law to today’s digital reality.

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Leadership on Internal Trade and Labour Mobility

Reducing barriers to interprovincial trade and labour mobility has been consistently identified by economists as among the top ways for Canada to increase our long-term economic prosperity. The International Monetary Fund recently found that Canada could increase our GDP per capita by four per cent through a complete liberalization of interprovincial trade in goods.

Since 2015, Canada has achieved meaningful progress, including signing the Canada Free Trade Agreement, the removal of federal restrictions on the interprovincial trade of liquor, and actions to harmonize regulations between jurisdictions.

The federal government is committed to providing continued leadership on reducing barriers to internal trade and labour mobility. Over the coming year the government will evaluate and, where appropriate, remove federal exemptions to the Canada Free Trade Agreement and take action to conclude outstanding internal trade negotiations.

Supporting Canada’s Innovation Clusters

Since they were launched in 2017, Canada’s innovation clusters have helped build successful and growing innovation ecosystems across the Canadian economy. These have included plant-based protein alternatives; ocean-based industries; advanced manufacturing; digital technologies; and artificial intelligence.

As of December 2021, Canada’s innovation clusters have already approved more than 415 projects with 1,840 partners, worth over $1.9 billion. These projects have been supported through co-investment by government and industry across 11 provinces and territories. Together they have also generated more than 850 new intellectual property rights.

There is an opportunity now to build on the success of this model to strengthen networks between the private sector, academia, and governments in ways that will promote innovation, help firms grow in Canada, and grow our economy.

Budget 2022 proposes to provide $750 million over six years, starting in 2022-23, to support the further growth and development of Canada’s Global Innovation Clusters. Building on their success to date, these clusters will expand their national presence and will collaborate to deepen their impact, including through joint missions aligned with key government priorities, such as fighting climate change and addressing supply chain disruptions. To maximize the impact of this funding and to ensure it corresponds with industry and government needs, it will be allocated between the five clusters on a competitive basis.

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Renewing the Canadian Agricultural Partnership

For generations, the agriculture and agri-food sector has been a cornerstone of the Canadian economy. Canada’s farmers are counted upon to feed Canadians and the world—a task that is even more important today due to increasing food insecurity stemming from Russia’s illegal invasion of Ukraine.

The Canadian Agricultural Partnership is a comprehensive suite of support offered by the federal, provincial, and territorial governments. Each year, these programs provide $600 million to support agricultural innovation, sustainability, competitiveness, and market development. The framework also includes a comprehensive suite of business risk management programs to help Canadian farmers cope with volatile markets and disaster situations, with average spending of approximately $2 billion per year.

Federal, provincial, and territorial governments will work together over the coming year to renew the programs under the next agricultural policy framework that begins in 2023.

2.3 Investing in Intellectual Property and Research

Investing in and protecting intellectual property and research are vitally important pieces of building an innovative economy.

Answering the call from those looking to innovate, Budget 2022 helps to protect and expand intellectual property and research; attract leading researchers; advance critical research priorities; and strengthen the security of our research institutions.

Building a World-Class Intellectual Property Regime

Patent-owning businesses grow faster and pay higher wages. However, on the number of patents held, Canada lags behind other countries we are competing with to attract investment and grow our economy.

Since 2015, the federal government has taken important steps to improve Canada’s intellectual property performance, including through the launch of the National Intellectual Property Strategy in 2018, and Elevate IP and IP Assist announced in Budget 2021.

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Chart 2.5

Number of Patents per Capita, 2018

Japan
Germany
U.S.
France
U.K.
Canada
Italy
0
50
100
150
Patents per million people

Source: Organisation for Economic Co-operation and Development, Main Science and Technology Indicators.

To build a world-class intellectual property regime, Budget 2022 proposes to build on previous investments and provide $96.6 million over five years, starting in 2022-23, and $22.9 million ongoing, as follows:

●

$47.8 million over five years, starting in 2023-24, and $20.1 million ongoing to Innovation, Science and Economic Development Canada to launch a new national lab-to-market platform to help graduate students and researchers take their work to market;

●	$35 million over five years, starting in 2022-23, to Global Affairs Canada for the CanExport program to help Canadian businesses secure their intellectual property in foreign markets;

●

$10.6 million over five years, starting in 2022-23, and $2 million ongoing to Innovation, Science and Economic Development Canada to launch a survey to assess the government’s previous investments in science and research, and how knowledge created at post-secondary institutions generates commercial outcomes;

●

$2.4 million over five years, starting in 2022-23, and $0.6 million ongoing to Innovation, Science and Economic Development Canada to expand use of ExploreIP, Canada’s intellectual property marketplace, so that more public sector intellectual property is put to use helping Canadian businesses; and

●

$0.8 million over five years, starting in 2022-23, and $0.2 million ongoing to Innovation, Science and Economic Development Canada to expand the Intellectual Property Legal Clinics Program, which will make it easier to access basic intellectual property services.

A Strong, Growing, and Resilient Economy 75

The Strategic Intellectual Property Program Review announced in Budget 2021 is underway. Where appropriate the federal government intends to strengthen intellectual property conditions to promote the growth of intellectual property and maintain it in Canada.

The government will also undertake a review of further ways to build innovative companies that support Canada’s competitiveness, keep intellectual property in Canada, and attract talent and investment from around the world. In particular, the government will consider and seek views on the suitability of adopting a patent box regime and other measures to promote the growth of intellectual property and maintain it in Canada.

Securing Canada’s Research from Foreign Threats

Canadian research and intellectual property can be an attractive target for foreign intelligence agencies looking to advance their own economic, military, or strategic interests. The National Security Guidelines for Research Partnerships, developed in collaboration with the Government of Canada–Universities Working Group in July 2021, help to protect federally funded research.

To implement these guidelines fully, Budget 2022 proposes to provide $159.6 million, starting in 2022-23, and $33.4 million ongoing, as follows:

●

$125 million over five years, starting in 2022-23, and $25 million ongoing, for the Research Support Fund to build capacity within post-secondary institutions to identify, assess, and mitigate potential risks to research security; and

●

$34.6 million over five years, starting in 2022-23, and $8.4 million ongoing, to enhance Canada’s ability to protect our research, and to establish a Research Security Centre that will provide advice and guidance directly to research institutions.

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Hiring More Leading Researchers

The federal government created the Canada Research Chairs Program (CRCP) in 2000 to grow the number of world-class researchers in Canada. Today, there are more than 2,200 Canada Research Chairs helping our universities lead cutting-edge research. An extensive evaluation of the CRCP is currently underway and is expected to be completed in fall 2022. Future investments and modernization to the CRCP will be examined following the review.

To complement the CRCP, the Canada Excellence Research Chairs program attracts and retains top-tier global research faculty in science and technology.

Budget 2022 proposes to provide $38.3 million over four years, starting in 2023-24, and $12.7 million ongoing for the federal granting councils to add new, internationally recruited Canada Excellence Research Chairs in the fields of science, technology, engineering, and mathematics. This will support a further 12 to 25 new Canada Excellence Research Chairs—reinforcing Canada’s competitive advantage as a destination of choice for world-class researchers.

Expanding Canada’s Presence in Space

Budget 2019 announced an investment of $1.9 billion over 24 years to build and operate Canadarm3 for the NASA-led Lunar Gateway.

Canadarm3 is a smart robotic system that will use cutting-edge software and artificial intelligence to perform tasks on the Lunar Gateway station as it orbits the Moon.

A broad range of Canadian companies will also play a role in the Canadarm3 supply chain, which will create and maintain an estimated 630 high-quality jobs for Canadians over a 12-year period that began in 2019-20.

In December 2020, Canada signed a treaty with the United States that guaranteed Canada’s use of Lunar Gateway for scientific and innovation purposes and secured flights for Canadian astronauts to go to the Moon. This will include the participation of Canadian astronauts on Artemis II—the first crewed mission to the Moon’s vicinity since 1972—which will make Canada just the second country to send a human to deep space.

Budget 2022 announces the government’s intention to introduce legislative amendments and new legislation necessary to enable Canada’s participation in Lunar Gateway, including the ratification of the Canada-US Lunar Gateway Treaty and the construction of Canadarm3.

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Leveraging the National Research Council

The National Research Council (NRC) provides a network of research and technical facilities across Canada, supporting business, government, and university collaborations.

Budget 2022 announces that the government will explore new ways to better integrate leading university researchers and business partners and further modernize the NRC to better invent, innovate, and prosper.

Additional information will be forthcoming alongside further details on the establishment of the new innovation and investment agency.

Funding for Black Researchers

A diverse, inclusive, and equitable research community leads to better research and science. The scholarship and fellowship programs of the federal granting councils—the Natural Sciences and Engineering Research Council, Social Sciences and Humanities Research Council, and Canadian Institutes of Health Research—provide student researchers with the support they need to pursue research and science and to secure good jobs. However, Black researchers are underrepresented in the awarding of these grants, scholarships, and fellowships. To help increase opportunities for Black Canadian researchers:

Budget 2022 proposes to provide $40.9 million over five years, starting in 2022-23, and $9.7 million ongoing to the federal granting councils to support targeted scholarships and fellowships for promising Black student researchers.

Funding the Canadian High Arctic Research Station

As a hub for science and technology in Canada’s North, the Canadian High

Arctic Research Station is designed to be a world-class scientific facility in the remote Arctic that strengthens Canadian leadership on Arctic issues.

Budget 2022 proposes to provide $14.5 million over five years, starting in 2022-23, with $8.4 million in remaining amortization and $2.5 million ongoing, to support the completion and operations of the Canadian High Arctic Research Station.

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2.4 Driving Investment and Growth for Our Small Businesses

Canada’s small and medium-sized businesses are at the heart of our economy and our communities. They define our main streets and neighbourhoods, in cities and towns, both urban and rural. Helping them innovate and grow is good for Canada—now and for decades to come.

Budget 2022 will address the barriers that are preventing small businesses from growing. This includes reducing payment card fees for merchants.

Budget 2022 will also help Canadian businesses make the most of global trade opportunities, while better protecting Canadian businesses against unfair competition.

Reducing Credit Card Transaction Fees

Payment card transaction fees can increase the cost of doing business for our small businesses. As announced in Budget 2021, the federal government is committed to lowering the cost of credit card fees in a way that benefits small businesses and protects existing reward points for consumers. To this end, the government will continue current consultations with stakeholders on solutions to lower the cost of fees for merchants.

Strengthening Canada’s Trade Remedy and Revenue Systems

A strong and accessible trade remedy system protects Canadian workers and businesses, while effective revenue systems ensure that trade flows are effectively enforced.

Budget 2022 announces the government’s intention to introduce amendments to the Special Import Measures Act and the Canadian International Trade Tribunal Act to strengthen Canada’s trade remedy system by better ensuring unfairly traded goods are subject to duties, and increasing the participation of workers.

Budget 2022 proposes to provide $4.7 million over five years, starting in 2022-23, and $1.1 million ongoing, to the Canada Border Services Agency to create a Trade Remedy Counselling Unit that will assist companies, with a focus on small and medium-sized enterprises.

The government also proposes to introduce amendments to the Customs Act to implement electronic payments and clarify importer responsibility for duties and taxes.

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Employee Ownership Trusts

Employee ownership trusts encourage employee ownership of a business, and facilitate the transition of privately owned businesses to employees. Budget 2021 announced that the government would engage with stakeholders to examine what barriers exist to the creation of these trusts in Canada.

These consultations revealed that the main barrier to the creation of employee ownership trusts in Canada was the lack of a dedicated trust vehicle under current tax legislation tailored to the requirements of these structures.

Budget 2022 proposes to create the Employee Ownership Trust—a new, dedicated type of trust under the Income Tax Act to support employee ownership.

The government will continue to engage with stakeholders to finalize the development of rules for the Employee Ownership Trust and to assess remaining barriers to the creation of these trusts.

Engaging the Cannabis Sector

As a relatively new sector of the Canada economy, it is important that the federal government and all stakeholders have a clear understanding of the challenges and opportunities that are facing Canada’s legal cannabis sector.

Budget 2022 proposes launching a new cannabis strategy table that will support an ongoing dialogue with businesses and stakeholders in the cannabis sector. This will be led by the Department of Innovation, Science and Economic Development, and will provide an opportunity for the government to hear from industry leaders and identify ways to work together to grow the legal cannabis sector in Canada.

This engagement is in addition to the proposed changes to the cannabis excise duty framework detailed in the Tax Supplementary Information.

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2.5 Supporting Recovery and Growth in Affected Sectors

Changes in global trade, or other disruptions, can have significant consequences for Canadian businesses and the Canadian families that depend on them. This is particularly the case for sectors that depend on predictable market and border conditions, like agriculture and tourism.

The federal government has a role to play in minimizing the impacts of these challenges on businesses and industries when they arise, and to help them recover and grow afterwards.

Budget 2022 takes timely action to support the resiliency of important sectors, and to invest in their long-term success.

The Next Steps Towards High Frequency Rail

High frequency rail has the potential to offer climate-friendly transportation and faster, more regular, and more reliable passenger rail service between Toronto and Quebec City—Canada’s busiest travel corridor. The federal government is making use of the expertise of private sector companies for the potential project’s planning and design.

Budget 2022 proposes to provide $396.8 million over two years, starting in 2022-23, to Transport Canada and Infrastructure Canada for planning and design steps in support of high frequency rail between Toronto and Quebec City.

Investing in VIA Rail Stations and Maintenance Centres

In 2019, 4.8 million passengers rode VIA Rail trains in the Windsor to Quebec City corridor. Demand for passenger rail was significantly affected by the pandemic, but ridership on VIA trains is now rebounding and is expected to continue to rise as we come through the pandemic. However, many of VIA Rail’s maintenance centres and stations are decades-old and require significant investments to ensure they can provide the quality rail service that Canadians deserve.

Budget 2022 proposes to provide $42.8 million over four years, starting in 2023-24, with $169.4 million in remaining amortization, to VIA Rail Canada to construct, maintain, and upgrade stations and maintenance centres in the Windsor to Quebec City corridor.

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Supporting the Prince Edward Island Potato Industry

The detection of potato wart on Prince Edward Island (PEI) has disrupted sales of potatoes to the United States and threatened the livelihoods of Islanders who count on being able to export their world-class potatoes. The federal government is making progress in getting PEI potatoes back to market in the United States. With that work ongoing, the government will continue to support the PEI potato industry, and the Canadian Food Inspection Agency will continue its efforts to prevent the spread of potato wart on PEI.

Budget 2022 proposes to provide a total of $16 million over two years, on a cash basis, starting in 2022-23 to the Atlantic Canada Opportunities Agency through the Jobs and Growth Fund to support long-term investments and assist in stabilizing the Prince Edward Island potato sector and supply chain.

Budget 2022 also proposes to provide $12 million over two years, starting in 2022-23, for the Canadian Food Inspection Agency to accelerate the investigation into the latest detection of potato wart to help prevent its spread and to allow for full trade to resume with the United States as soon as possible.

Full and Fair Compensation for Supply Managed Sectors

As a result of significant trade deals that the federal government has negotiated since 2015, Canada now has trade agreements with two-thirds of the world’s economies and is the only country with free trade access to the entire G7 and the European Union. Free trade creates good jobs for Canadians and will help our economy and businesses continue to grow for decades to come.

As part of these agreements, including the new NAFTA, Canada provided our trading partners with incremental market access for dairy, poultry, and eggs.

Since 2016, the federal government has provided $2.7 billion in compensation for farmers as a result of the Canada-European Union Comprehensive Economic and Trade Agreement and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership. Processors of dairy, poultry, and eggs have also received $392.5 million in compensation.

Working with sector representatives, the government will announce full and fair compensation for the supply managed sector related to the new NAFTA in the 2022 fall economic and fiscal update.

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Support for Canada’s Tourism Sector

After five consecutive years of growth, the pre-COVID visitor economy generated $105 billion in expenditures in Canada in 2019. The sector remains a key economic driver and job creator, especially for young and rural Canadians.

With the onset of the pandemic, workers and businesses in the tourism industry felt the full impact of public health measures and border closures.

To date, the tourism and hospitality sector received an estimated $23 billion in support through the federal government’s emergency programs.

The Tourism and Hospitality Recovery Program, which is available until May 2022, was introduced to provide support through wage and rent subsidies to organizations in the tourism and hospitality sectors. The Local Lockdown Program was also introduced to ensure organizations have the necessary support to weather the impacts of lockdowns and capacity restrictions.

Canada’s high vaccination rate and the lifting of travel restrictions are providing important relief as the sector begins to turn the corner. To continue supporting Canada’s tourism sector, the Minister of Tourism will work with the tourism industry, provincial and territorial counterparts, and Indigenous tourism operators to develop a new post-pandemic Federal Tourism Growth Strategy, which will plot a course for growth, investment, and stability.

As part of these efforts, and to ensure Indigenous businesses are part of the recovery, Budget 2022 proposes two important measures.

Budget 2022 proposes to provide $20 million over two years, starting in 2022-23, in support of a new Indigenous Tourism Fund to help the Indigenous tourism industry recover from the pandemic and position itself for long-term, sustainable growth.

Budget 2022 also proposes to provide $4.8 million over two years, starting in 2022-23, to the Indigenous Tourism Association of Canada to support its operations, which continue to help the Indigenous tourism industry rebuild and recover from the pandemic.

These measures build on other ongoing supports for the sector, including $1 billion in support provided through Budget 2021 programs such as the Tourism Relief Fund and the Major Festivals and Events Support Initiative. An estimated $750 million of these funds are expected to be used to support the sector in 2022-23. Destination Canada is also expected to spend more than $48 million for marketing campaigns in the United States, in order to draw in more visitors and increase economic activity.

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Supporting Vibrant Rural Communities

Canada’s rural communities are a driver of economic growth, and home to a wide range of industries including agriculture, mining, and tourism. To support this growth, the federal government has announced a range of important programs and initiatives that are supporting Canadians living and working in rural communities, including:

•  $2.75 billion for the Universal Broadband Fund to improve high-speed Internet access in rural and remote areas;

•  $2 billion for the Regional Relief and Recovery Fund, which has supported local businesses through Regional Development Agencies during the pandemic;

•  $2.7 billion in compensation to farmers since 2016 for the Canada-European Union Comprehensive Economic and Trade Agreement, and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership;

•  $1 billion to revitalize the tourism industry;

•  $392.5 million in compensation for dairy, poultry, and egg processors;

•  $101 million to support Canada’s wine sector as it adapts to ongoing and emerging challenges; and

•  Providing $100 million from the price on pollution directly to farmers in provinces where the federal system applies.

Budget 2022 also announces further action to support Canadians living in rural communities, including:

•  $26.2 million to increase the forgivable amount of student loans for doctors and nurses who practice in rural and remote communities;

•  $3.8 billion over eight years to launch Canada’s first Critical Minerals Strategy, which will create jobs in rural communities across Canada;

•  $346.1 million to train 1,000 fire fighters and provide them with new equipment, and $169.9 million to create a new wildfire satellite monitoring system;

•  $4 billion over five years for a new Housing Accelerator Fund to help municipalities—including smaller and rural communities—build 100,000 new homes;

•  $29.3 million to create a Trusted Employer model and cut red tape for access to the Temporary Foreign Worker Program, and $48.2 million to create a new streamlined foreign worker program for agricultural and fish processing employers;

•  $55 million to maintain and enhance the Trans Canada Trail;

•  $470 million to help farmers reduce emissions by expanding the On-Farm Climate Action Fund; and

•  Tripling the size of the Agricultural Clean Technology Program with a top-up of $329 million.

84 Chapter 2

Chapter 2

A Strong, Growing, and Resilient Economy

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

2.1. Leading Economic Growth and Innovation	0	11	364	410	435	440	1,660

Launching a World-Leading Canada Growth Fund	0	10	300	400	400	400	1,510

Less: Funds Sourced From the Fiscal Framework	0	-10	-300	-400	-400	-400	-1,510

Creating a Canadian Innovation and Investment Agency	0	1	199	250	275	275	1000

Cutting Taxes for Canada’s Growing Small Businesses	0	10	165	160	160	165	660

2.2. Supporting Economic Growth and Stable Supply Chains	0	187	644	734	737	726	3,029

Canadian Critical Minerals Strategy – Infrastructure Investments	0	0	214	214	214	214	857

Critical Mineral Exploration Tax Credit	0	65	45	110	90	90	400

Canadian Critical Minerals Strategy – Integrated Data	0	8	15	18	18	18	77

Canadian Critical Minerals Strategy – Strategic Innovation Fund	0	0	0	17	44	101	162

Canadian Critical Minerals Strategy – Technology Research, Development, and Deployment	0	20	20	35	35	35	144

Canadian Critical Minerals Strategy – Centre of Excellence on Critical Minerals	0	0	0	4	4	4	11

Canadian Critical Minerals Strategy – Support for Northern Regulatory Processes	0	5	5	5	5	5	25

Canadian Critical Minerals Strategy – Global Leadership on Critical Minerals	0	8	13	13	13	13	62

Better Supply Chain Infrastructure	0	63	161	138	134	109	603

Less: Funds Sourced From Existing Departmental Resources	0	-2	-4	-4	-4	-4	-19

Strengthening Canada’s Semiconductor Industry	0	3	3	18	18	0	40

Growing Canada’s Health-Focused Small and Medium-Sized Businesses	0	10	10	5	5	0	30

A Strong, Growing, and Resilient Economy 85

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Supporting Canada’s Innovation Clusters	0	8	162	162	163	142	637

2.3. Investing in Intellectual Property and Research	0	45	56	77	83	89	350

Building a World-Class Intellectual Property Regime	0	9	13	20	25	30	97

Securing Canada’s Research from Foreign Threats	0	29	31	32	33	34	160

Hiring More Leading Researchers	0	0	0	13	13	13	38

Funding for Black Researchers	0	4	8	9	10	10	41

Funding the Canadian High Arctic Research Station	0	3	3	2	3	3	14

2.4. Driving Investment and Growth for Our Small Businesses	0	0	0	0	0	0	1

Strengthening Canada’s Trade Remedy and Revenue Systems - Trade Remedy Counselling Unit	0	1	1	1	1	1	5

Strengthening Canada’s Trade Remedy and Revenue Systems - Clarifying Liability for Amounts Owing on Imports	0	0	-1	-1	-1	-1	-4

2.5. Supporting Recovery and Growth in Affected Sectors	0	95	348	10	14	14	482

The Next Steps Towards High Frequency Rail	0	74	323	0	0	0	397

Investing in VIA Rail Stations and Maintenance Centres	0	0	4	10	14	14	43

Supporting the Prince Edward Island Potato Industry	0	10	10	0	0	0	20

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	0	0	0	-2

Support for Canada’s Tourism Sector	0	13	12	0	0	0	25

Chapter 2 - Fiscal Impact	0	339	1,412	1,232	1,270	1,270	5,522

Moving on Canada’s Infrastructure Investments – Investing in Canada Infrastructure Program Reprofile	-127	-201	-761	-1,226	-1,956	-2,072	-6,342

Note: Numbers may not add due to rounding.

86 Chapter 2

Chapter 3

Clean Air and a Strong Economy

3.1 Reducing Pollution to Fight Climate Change	91

Reducing Emissions on the Road	91

Sustainable Agriculture to Fight Climate Change	93

Expanding the Nature Smart Climate Solutions Fund	93

A New Tax Credit for Investments in Clean Technology	94

Returning Fuel Charge Proceeds to Small and Medium- Sized Enterprises	94

Expanding the Low Carbon Economy Fund and Supporting Clean Energy in Yukon	95

Support for Business Investment in Air-Source Heat Pumps	95

Building Capacity to Support Green Procurement	96

Industrial Energy Management	96

3.2 Building a Clean, Resilient Energy Sector	96

Investment Tax Credit for Carbon Capture, Utilization, and Storage	97

Clean Electricity	98

Small Modular Reactors	99

Phasing Out Flow-Through Shares for Oil, Gas, and Coal Activities	99

3.3 Protecting Our Lands, Lakes, and Oceans	100

Renewing and Expanding the Oceans Protection Plan	100

Protecting Our Freshwater	101

Taking More Action to Eliminate Plastic Waste	102

Fighting and Managing Wildfires	102

Growing Canada’s Trail Network	103

British Columbia Old Growth Nature Fund	104

3.4 Building Canada’s Net-Zero Economy	104

Increasing the Impact of the Canada Infrastructure Bank	105

Net-Zero Capital Allocation Strategy	106

Climate Disclosures for Federally Regulated Institutions	106

Supporting the International Sustainability Standards Board’s Montreal Office	106

Chapter 3

Clean Air and a Strong Economy

Climate change is real and the path forward is clear. To protect our planet—and to build a stronger economy—we must do even more on climate action.

The climate crisis is more urgent than ever. Canada is already experiencing an increase in heat waves, wildfires, and heavy storms. These impacts—and the economic and health repercussions that come with them—will continue to accelerate if we do not act now.

Since 2015, the federal government has invested more than $100 billion to help lead the way in fighting climate change and protecting the environment. We have introduced a world-leading price on pollution, and on March 29, 2022, the federal government unveiled its Emissions Reduction Plan, which set out an ambitious and achievable plan to reduce greenhouse gas emissions by 40 per cent by 2030 compared to 2005 levels, and puts Canada on a path to reach net-zero emissions by 2050.

Even still, we need to do more. And that is what we will do.

Smart climate investments today are good for Canadian workers, good for the Canadian economy, and good for the planet. With the largest mobilization of global capital since the Industrial Revolution already underway, Canada has the chance to become a leader in the clean energy of the future.

Our allies have been clear: their short-term focus is on eliminating their reliance on Russian oil and gas, while they shift to renewables and clean hydrogen as quickly as they can. Canada is working with our partners in Europe and around the world to assist them in doing so.

Budget 2022 will help Canada continue to lead in global efforts to fight climate change, to protect our nature, and to build a clean economy that will create the good-paying middle class jobs of today and tomorrow.

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Key Ongoing Actions

Through major investments since 2015, the federal government has announced a range of important programs and initiatives that will support Canada’s efforts to fight climate change and protect the environment, such as:

✓	Establishing a world-leading price on pollution that puts money back in the pockets of Canadians;

✓	Issuing Canada’s inaugural, $5 billion green bond to help finance investments in green infrastructure and other projects that will fight climate change;

✓	Investing $8 billion for the Net Zero Accelerator to support projects that reduce greenhouse gas emissions;

✓	$4.4 billion to help homeowners save on their energy bills through energy efficient home retrofits under the Canada Greener Homes Loan Program;

✓	$2.3 billion to protect nature and wildlife;

✓	$976.8 million to help protect 25 per cent of Canada’s marine and coastal areas by 2025;

✓	Planting two billion trees by 2031, 30 million of which have already been planted;

✓	$647.1 million to preserve wild Pacific salmon populations;

✓	$3.4 billion for the Disaster Mitigation and Adaptation Fund to make communities more resilient to the natural disasters caused by climate change;

✓	$476.7 million to renew the Chemicals Management Plan;

✓	$319 million to spur the development of carbon capture, utilization, and storage technologies;

✓	$385 million under the Agricultural Climate Solutions program;

✓	$165 million under the Agricultural Clean Technology program;

✓	Working with provinces and territories toward a goal of zero plastic waste by 2030, including the elimination of certain single-use plastics; and

✓	Cutting tax rates in half for businesses that manufacture zero-emission technologies.

90 Chapter 3

3.1 Reducing Pollution to Fight Climate Change

Canada is taking significant steps towards reducing our emissions by 40-45 per cent below 2005 levels by 2030, and towards reaching net-zero by 2050.

Budget 2022 introduces new measures that will make it easier and more affordable for Canadians and Canadian businesses to adopt clean technologies. The measures below build upon important investments announced in Chapter 1 to green our housing stock and support net-zero new builds in communities across Canada. Measures announced in Chapter 2 will also help position Canada as a leader in the critical minerals that will power the clean technologies required for our net-zero emissions future.

Reducing Emissions on the Road

On-road transportation accounts for 20 per cent of Canada’s greenhouse gas emissions.

To accelerate the manufacturing and adoption of cleaner cars, the federal government will put in place a sales mandate to ensure at least 20 per cent of new light-duty vehicle sales will be zero-emission vehicles (ZEVs) by 2026, at least 60 per cent by 2030 and 100 per cent by 2035.

To reduce emissions from medium- and heavy-duty vehicles (MHDVs), the federal government will aim to achieve 35 per cent of total MHDV sales being ZEVs by 2030.

In addition, the federal government will develop a medium- and heavy-duty ZEV regulation to require 100 per cent MHDV sales to be ZEVs by 2040 for a subset of vehicle types based on feasibility, with interim 2030 regulated sales requirements that would vary for different vehicle categories based on feasibility, and explore interim targets for the mid-2020s.

Making the Switch to Zero-Emission Vehicles More Affordable

To help make ZEVs more affordable for Canadians, the federal government has offered purchase incentives of up to $5,000 for eligible vehicles since 2019. This program has helped Canadians purchase or lease over 136,000 new ZEVs, but more support is needed to help Canadians get behind the wheel of zero-emission vehicles.

Budget 2022 proposes to provide $1.7 billion over five years, starting in 2022-23, with $0.8 million in remaining amortization, to Transport Canada to extend the Incentives for Zero-Emission Vehicles (iZEV) program until March 2025. Eligibility under the program will also be broadened to support the purchase of more vehicle models, including more vans, trucks, and SUVs, which will help make ZEVs more affordable. Further details will be announced by Transport Canada in the coming weeks.

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Building a National Network of Electric Vehicle Charging Stations

Since 2015, the federal government has helped build almost 1,500 charging stations across the country. As more and more Canadians adopt zero-emission vehicles, we need to build the charging infrastructure that drivers can rely on, no matter where they’re going.

Budget 2022 announces that the Canada Infrastructure Bank will invest $500 million in large-scale urban and commercial ZEV charging and refuelling infrastructure. Funding will be sourced from the Canada Infrastructure Bank’s existing resources under its green infrastructure investment priority area.

Budget 2022 proposes to provide $400 million over five years, starting in 2022-23, to Natural Resources Canada to fund the deployment of ZEV charging infrastructure in sub-urban and remote communities through the Zero-Emission Vehicle Infrastructure Program (ZEVIP).

Budget 2022 proposes to provide $2.2 million over five years, starting in 2022-23, to Natural Resources Canada to renew the Greening Government Operations Fleet Program, which will continue to conduct readiness assessments of federal buildings required to facilitate the transition of the federal vehicle fleet to ZEVs.

Helping Businesses Switch to Medium- and Heavy-Duty Zero-Emission Vehicles

Businesses across Canada want to upgrade their fleets to be part of the solution to climate change. However, those upgrades can be expensive, and businesses need to be confident that ZEVs can reliably transport their goods to market.

Budget 2022 proposes to provide $547.5 million over four years, starting in 2022-23, to Transport Canada to launch a new purchase incentive program for medium- and heavy-duty ZEVs.

Budget 2022 proposes to provide $33.8 million over five years, starting in 2022-23, with $42.1 million in remaining amortization, to Transport Canada to work with provinces and territories to develop and harmonize regulations and to conduct safety testing for long-haul zero-emission trucks.

To help decarbonize vehicles already on the road, Budget 2022 proposes to provide $199.6 million over five years, starting in 2022-23, and $0.4 million ongoing, to Natural Resources Canada to expand the Green Freight Assessment Program, which will be renamed the Green Freight Program. This will support assessments and retrofits of more vehicles and a greater diversity of fleet and vehicle types.

With these investments, the government is taking a significant step towards reducing pollution on our roads, and is on track to meet its commitment to add 50,000 new ZEV chargers and hydrogen stations across Canada.

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Sustainable Agriculture to Fight Climate Change

Agriculture plays an essential role in Canada’s economy, and our farmers help feed the world. At a time of geopolitical uncertainty and rising costs, ensuring that Canada’s agricultural production continues to grow will be vitally important.

However, agriculture also represents approximately 10 per cent of our greenhouse gas emissions. Farmers across the country are experiencing the impacts of climate change like floods and droughts, and have already been leading the adoption of climate-friendly practices, like precision agriculture technology and low-till techniques. These technologies can help reduce emissions and save farmers both time and money.

Budget 2022 proposes to provide a further $329.4 million over six years, starting in 2022-23, with $0.6 million in remaining amortization, to triple the size of the Agricultural Clean Technology Program.

Budget 2022 proposes to provide $469.5 million over six years, with $0.5 million in remaining amortization, starting in 2022-23, to Agriculture and Agri-Food Canada to expand the Agricultural Climate Solutions program’s On-Farm Climate Action Fund.

Budget 2022 proposes $150 million for a resilient agricultural landscape program to support carbon sequestration, adaptation, and address other environmental co-benefits, to be discussed with provinces and territories.

Budget 2022 proposes to provide $100 million over six years, starting in 2022-23, to the federal granting councils to support post-secondary research in developing technologies and crop varieties that will allow for net-zero emission agriculture.

Expanding the Nature Smart Climate Solutions Fund

Investing in protecting nature is among the most affordable climate action that governments can take. The existing Nature Smart Climate Solutions Fund provides $631 million from 2021-22 to 2031-32 to support projects that conserve, restore and enhance wetlands, peatlands, and grasslands to capture and store carbon.

To enhance the potential for the natural environment to store carbon and reduce emissions, Budget 2022 proposes to provide $780 million over five years, starting in 2022-23, to Environment and Climate Change Canada to expand the Nature Smart Climate Solutions Fund.

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A New Tax Credit for Investments in Clean Technology

The expansion of clean technology will need to accelerate if Canada’s economy is going to reach net-zero. Helping Canadian companies adopt clean technologies will create jobs, keep Canadian businesses competitive, and reduce Canada’s emissions at the same time.

Budget 2022 announces that the Department of Finance Canada will engage with experts to establish an investment tax credit of up to 30 per cent, focused on net-zero technologies, battery storage solutions, and clean hydrogen. The design details of the investment tax credit will be provided in the 2022 fall economic and fiscal update.

Returning Fuel Charge Proceeds to Small and Medium- Sized Enterprises

Since 2019, it has no longer been free to pollute anywhere in Canada, and provincial and territorial governments have been able to design and implement their own pollution pricing systems that meet a standard, federal benchmark. Most have done so. But in provinces that have decided not to implement a system that meets the benchmark—specifically Alberta, Saskatchewan, Manitoba, and Ontario—a federal backstop applies.

In these provinces, all direct proceeds of pollution pricing are returned to households, small businesses, Indigenous groups, and farmers.

In the 2021 Economic and Fiscal Update, the government announced its intention to return a portion of the proceeds from the price on pollution to small and medium-sized businesses through new federal programming in backstop jurisdictions. Beginning in 2022-23, these businesses will receive an estimated $1.5 billion in fuel charge proceeds collected between 2020-21 and 2022-23. This new program will also be used to return outstanding 2019-20 fuel charge proceeds, amounting to approximately $120 million, that have not already been returned through the Climate Action Incentive Fund.

Budget 2022 proposes to provide up to $30 million over two years, starting in 2022-23, to Environment and Climate Change Canada to administer direct payments to support emission-intensive, trade-exposed small and medium-sized enterprises in those jurisdictions.

94 Chapter 3

Expanding the Low Carbon Economy Fund and Supporting Clean Energy in Yukon

Greater collaboration on climate action between all orders of government is important for helping to build a clean economy and create good jobs. Through the Low Carbon Economy Fund, the federal government has worked with provinces and territories on funding projects that are reducing emissions from coast-to-coast-to-coast.

The Low Carbon Economy Fund currently provides up to $2 billion to provinces and territories to reduce emissions, build resilient communities, and generate good jobs for Canadians. It has supported the installation of emission-reducing technologies like wind power, solar power, and electric heating in buildings. Since 2017, the Low Carbon Economy Fund has supported approximately 132 projects across Canada.

Budget 2022 proposes to provide $2.2 billion over seven years, starting in 2022-23, to Environment and Climate Change Canada to expand and extend the Low Carbon Economy Fund.

Budget 2022 announces $32.2 million over two years, starting in 2022-23, from the expanded Low Carbon Economy Fund to support the Atlin Hydro Expansion project in British Columbia, which will provide clean electricity to the Yukon and help reduce greenhouse gas emissions. The federal government has previously committed $83.9 million to this project.

Support for Business Investment in Air-Source Heat Pumps

Buildings account for 12 per cent of Canada’s greenhouse gas emissions, arising mostly from space and water heating. Air-source heat pumps are an energy efficient, zero-emission heating alternative that can help support Canada’s climate goals if widely adopted.

Budget 2022 proposes to expand the accelerated tax deductions for business investments in clean energy equipment to include air-source heat pumps.

To support job creation and growth in clean technology manufacturing in Canada, the government proposes to extend the 50 per cent reduction of the general corporate and small business income tax rates for zero-emission technology manufacturers to include manufacturers of air-source heat pumps.

These measures are expected to reduce federal revenues by $53 million over five years starting in 2022-23.

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Building Capacity to Support Green Procurement

With more than $20 billion in purchasing requirements every year, the federal government can use its significant buying power to accelerate the transition to a net-zero economy by purchasing goods and services with a reduced environmental impact, and by adopting new, clean technologies.

In Budget 2022, the federal government is announcing that Public Services and Procurement Canada (PSPC) will develop new tools, guidelines, and targets to support the adoption of green procurement across the federal government. Additional details will be announced by PSPC in the months ahead.

Industrial Energy Management

Helping industrial sectors adopt clean technology will play an important role in the transition to a low carbon economy and in achieving Canada’s goal of net zero emissions by 2050.

Budget 2022 proposes to provide $194 million over five years, starting in 2022-23, to Natural Resources Canada to expand the Industrial Energy Management System program. This will to support ISO 50001 certification, energy managers, cohort-based training, audits, and energy efficiency-focused retrofits for key small-to-moderate projects that fill a gap in the federal suite of industrial programming.

3.2 Building a Clean, Resilient Energy Sector

Since 2015, Canada has begun an ambitious green transformation of our energy sector—an important sector of our economy that directly represents 7.6 per cent of our GDP and 257,000 jobs for Canadians.

Canada has already introduced a carbon-pricing system and a commitment to phase out unabated coal-fired electricity by 2030. In addition to these measures, the federal government recently committed to achieving a net-zero electricity system by 2035 and to introducing a cap on emissions from the oil and gas sector.

Budget 2022 proposes new measures to increase investments in clean power, to support clean electricity projects, to encourage the decarbonization of our energy sector, and to mobilize new capital to establish hydrogen hubs.

96 Chapter 3

Investment Tax Credit for Carbon Capture, Utilization, and Storage

Carbon capture, utilization, and storage (CCUS) is a suite of technologies that capture carbon dioxide (CO2) emissions—whether from fuel combustion, industrial processes, or directly from the air—to either store the CO2 typically deep underground, or to use it in other industrial processes such as permanent mineralization in concrete.

CCUS technologies are an important tool for reducing emissions in high-emitting sectors where other pathways to reduce emissions may be limited or unavailable. Examples of industries where CCUS has helped to reduce emissions include oil and gas, chemical production, and electricity generation.

In Budget 2021, the federal government proposed an investment tax credit for CCUS with the intention of both securing Canada’s place as a leader in CCUS and supporting the Canadian innovators and engineers advancing the technology. By lowering the carbon footprints of Canada’s traditional energy producers, the credit aims to ensure that they are a stable source of cleaner energy both domestically and internationally.

The CCUS investment tax credit is a key part of the government’s broader plan to work with industry towards the goal of decarbonization, including through initiatives like the Canada Growth Fund in Chapter 2 and the Net-Zero Accelerator.

The government has consulted the public, stakeholders, and provinces on the design of the investment tax credit for CCUS, and used the input received to inform its final design.

Budget 2022 proposes a refundable investment tax credit for businesses that incur eligible CCUS expenses, starting in 2022. The investment tax credit would be available to CCUS projects to the extent that they permanently store captured CO2 through an eligible use. Eligible CO2 uses include dedicated geological storage and storage of CO2 in concrete, but does not include enhanced oil recovery.

From 2022 through 2030, the investment tax credit rates would be set at:

●	60 per cent for investment in equipment to capture CO2 in direct air capture projects;

●	50 per cent for investment in equipment to capture CO2 in all other CCUS projects; and

●	37.5 per cent for investment in equipment for transportation, storage and use.

To encourage the industry to move quickly to lower emissions, these rates will be reduced by 50 per cent for the period from 2031 through 2040.

Clean Air and a Strong Economy    97

The proposed refundable tax credit is expected to cost $2.6 billion over five years starting in 2022-23, with an annual cost of about $1.5 billion in 2026-27. Going forward, it is expected that the measure will continue to cost approximately $1.5 billion annually until 2030.

The government will engage with relevant provinces in the expectation that they will further strengthen financial incentives to accelerate the adoption of CCUS technologies by industry.

The government will also undertake a review of investment tax credit rates before 2030 to ensure that the proposed reduction in the level of tax support from 2031 to 2040 aligns with the government’s environmental objectives.

Other CO2 uses could be made eligible in the future, if permanence of storage can be demonstrated and no incremental CO2 emissions result from the use of the product that is produced.

Clean Electricity

Canada has one of the cleanest electricity power grids in the world, but the clean energy it generates does not reach all parts of the country. To achieve the government’s commitment to a net-zero electricity system by 2035, approximately $15 billion has been made available since 2016 to support investments in clean power generation and transmission, with Budget 2022 announcing further investments to support the expansion of clean electricity in Canada.

Budget 2022 proposes to provide $250 million over four years, starting in 2022-23, to Natural Resources Canada to support pre-development activities of clean electricity projects of national significance, such as inter-provincial electricity transmission projects and small modular reactors. The federal government is already advancing similar work on the Atlantic Loop and Prairie Link projects. Projects like the Atlantic Loop will be critical as we move towards a net-zero emissions electricity system, while also supporting economic development through investments in new infrastructure and the enhanced security and reliability of our clean energy supply.

Budget 2022 proposes $600 million over seven years starting in 2022-2023 to Natural Resources Canada for the Smart Renewables and Electrification Pathways Program to support additional renewable electricity and grid modernization projects.

Budget 2022 proposes to provide $2.4 million in 2022-23 to Natural Resources Canada to establish a Pan-Canadian Grid Council, which would provide external advice in support of national and regional electricity planning.

Budget 2022 provides $25 million starting 2022-23, to Natural Resources Canada to establish Regional Strategic Initiatives to work with provinces, territories, and relevant stakeholders to develop net-zero energy plans.

98 Chapter 3

Small Modular Reactors

Small modular reactors offer a promising pathway to support Canada’s low-carbon energy transition and they are less complex, easier to operate, and more cost effective than current nuclear technology. For example, a 300-megawatt small modular reactor could supply enough clean power for an estimated 300,000 homes. With approximately 76,000 hard-working Canadians employed across its supply chain, Canada’s nuclear industry is well positioned to leverage its more than 60 years of science and technology innovation to become a leader in the development and deployment of small modular reactor technology.

Support to develop this technology can position Canada as a clean energy leader; support the decarbonization of provincial electricity grids in places like

New Brunswick and Saskatchewan; facilitate the transition away from diesel power in remote communities; and help decarbonize heavy emitting industries.

Budget 2022 proposes to provide $120.6 million over five years, starting in 2022-23, and $0.5 million ongoing, as follows:

●

$69.9 million for Natural Resources Canada to undertake research to minimize waste generated from these reactors; support the creation of a fuel supply chain; strengthen international nuclear cooperation agreements; and enhance domestic safety and security policies and practices; and,

●

$50.7 million, and $0.5 million ongoing, for the Canadian Nuclear Safety Commission to build the capacity to regulate small modular reactors and work with international partners on global regulatory harmonization.

Phasing Out Flow-Through Shares for Oil, Gas, and Coal Activities

The federal government committed to phase out or rationalize inefficient fossil fuel subsidies—and has recently accelerated the previous timeline for doing so from 2025 to 2023.

Budget 2022 proposes to eliminate the flow-through share regime for fossil fuel sector activities. This will be done by no longer allowing expenditures related to oil, gas, and coal exploration and development to be renounced to flow-through share investors for flow-through share agreements entered into after March 31, 2023.

This measure is expected to increase federal revenues by $9 million over five years, starting in 2022-23.

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3.3 Protecting Our Lands, Lakes, and Oceans

Canada’s nature is central to our national identity. However, Canada is warming twice as fast as the global average, and three times faster in the North. The impact of this warming on our natural environment will be significant. Northern, coastal, Indigenous, and remote communities are significantly more vulnerable to climate change, and the recent floods, droughts, and fires in British Columbia, Alberta, Saskatchewan, and Manitoba are examples of a growing number of costly and devastating climate-related challenges.

Since 2015, Canada has gone from having less than 1 per cent of our oceans protected to almost 14 per cent. The federal government has committed to protecting 25 per cent of our land, oceans, and freshwater by 2025, while working towards protecting 30 per cent by 2030.

In Budget 2022, the federal government is proposing to undertake significant efforts to further protect our natural environment and to help mitigate the financial and ecological costs associated with biodiversity loss and climate change.

Adaptation actions in Budget 2022 will build on the significant environment and climate-related investments of more than $100 billion since 2015 and support a National Adaptation Strategy that will be published later this year.

Renewing and Expanding the Oceans Protection Plan

In 2016, the government announced the Oceans Protection Plan to protect Canada’s coasts and waterways and enable their safe and responsible commercial use. Under the Plan, the government has improved monitoring of marine traffic across Canada and restored the health of over 60 aquatic habitats nationally. Today, marine traffic continues to increase in support of Canada’s growing economy, and the federal government is taking additional steps to strengthen marine safety, protect marine ecosystems, and create stronger partnerships with Indigenous and coastal communities.

Budget 2022 proposes to provide an additional $2.0 billion over nine years, starting in 2022-23, with $78.7 million in remaining amortization, and $136.4 million per year ongoing, to renew and expand the Oceans Protection Plan. This builds on ongoing funding announced in 2016, and will result in an overall increase in federal funding for oceans protection over the next five years.

Budget 2022 also announces the government’s intention to propose amendments to the Canada Shipping Act and other acts, including to enable the proactive management of marine emergencies and to cover more types of pollution.

These measures will help ensure that Indigenous communities, industry, investors, and all Canadians can have confidence in marine safety and will allow for marine activity to continue safely and sustainably.

100 Chapter 3

Protecting Our Freshwater

Canada holds 20 per cent of the world’s freshwater supply. Protecting our freshwater is critically important to Canadians, to our environment, and to our economy. In 2019, the government committed to establish a federal Canada Water Agency to work with provinces, territories, Indigenous communities, and other stakeholders in order to find the best ways to keep Canada’s water safe, clean, and well-managed.

Budget 2022 proposes to provide $43.5 million over five years, starting in 2022-23, and $8.7 million ongoing to Environment and Climate Change Canada to create a new Canada Water Agency, which will be stood-up in 2022. The headquarters of the new Agency will be located outside of the National Capital Region.

Budget 2022 proposes to provide $19.6 million in 2022-23 to Environment and Climate Change Canada to sustain the Freshwater Action Plan. The future of this initiative will be communicated at a later date. This funding will support clean-up efforts in the Great Lakes, the St. Lawrence River, Lake Winnipeg, Lake of the Woods, the Fraser River, the Saint John River, the Mackenzie River, and Lake Simcoe.

Budget 2022 proposes to provide $25.0 million over five years, starting in 2022-23, to Environment and Climate Change Canada to support the Experimental Lakes Area.

Budget 2022 proposes to provide $44.9 million over five years, starting in 2022-23, and $9.0 million ongoing to Fisheries and Oceans Canada to support the Great Lakes Fishery Commission. This funding will help coordinate Canada-U.S. invasive sea lamprey control activities, manage fisheries, and conduct scientific research in the Great Lakes.

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Taking More Action to Eliminate Plastic Waste

No one wants to see trash on the beach where their children play, or on the trail where they hike. The federal government has already taken significant steps—working with all orders of government, industry, and other stakeholders to take action on plastic waste and pollution and to work towards a goal of zero plastic waste by 2030. A significant step towards this goal is the government’s intent to enact regulations prohibiting certain single-use plastics in 2022.

Under Canada’s G7 presidency in 2018, Canada championed the development of the Ocean Plastics Charter and later worked with provincial and territorial governments to develop a Canada-wide Strategy on Zero Plastic Waste.

Budget 2022 proposes to provide $183.1 million over five years, starting in 2022-23, to Environment and Climate Change Canada, Fisheries and Oceans Canada, Health Canada, Transport Canada, Crown-Indigenous Relations and Northern Affairs Canada, Statistics Canada, and the National Research Council. This investment will reduce plastic waste and increase plastic circularity by developing and implementing regulatory measures, and conducting scientific research to inform policy-making. This funding will also help better understand effects of micro-plastics on human health, monitor plastic contaminants in the North, inform ship plastic waste management, and monitor plastic pollution in water systems.

Budget 2022 also proposes to provide $10 million in 2022-23 to Fisheries and Oceans Canada to renew the Ghost Gear Fund for one year to continue to assist projects that retrieve ghost gear, dispose of fishing-related plastic waste, test new fishing technology, and support international efforts to remove ghost gear from our oceans.

Fighting and Managing Wildfires

Last summer, Canadians again saw the devastating and tragic impact of wildfires in British Columbia. Communities like Lytton saw homes and businesses lost to fire. People across the country spent days under a haze of smoke. Canada is experiencing more frequent and more extreme wildfires and this trend will continue as the climate changes. The risk of wildfire is especially serious for remote and Indigenous communities and fires come with significant economic and environmental costs.

102 Chapter 3

Budget 2022 proposes additional action to counter the growing threat of wildfires in Canada, including by providing support to provinces, territories, and Indigenous communities for wildfire mitigation, response, and monitoring through the following:

●

$269 million over five years, starting in 2022-23, to Natural Resources Canada as exceptional, time-limited support to help provinces and territories procure firefighting equipment such as vehicles and aircrafts;

●	$39.2 million over five years, starting in 2022-23, to Indigenous Services Canada to support the purchase of firefighting equipment by First Nations communities;

●

$37.9 million over five years, starting in 2022-23, with $0.6 million ongoing, to Natural Resources Canada to train 1,000 additional firefighters and incorporate Indigenous traditional knowledge in fire management; and

●

$169.9 million over 11 years, starting in 2022-23, with $6.9 million in remaining amortization, to the Canadian Space Agency, Natural Resources Canada, and Environment and Climate Change Canada to deliver and operate a new wildfire monitoring satellite system.

Growing Canada’s Trail Network

The Trans Canada Trail is a national initiative that began in 1992 with the goal of developing a network of recreational trails that would stretch across Canada. At 27,000 kilometres, the Trans Canada Trail is now the longest trail network in the world, connecting Canadians to nature from coast-to-coast-to-coast.

To maintain and enhance Canada’s trail network, Budget 2022 proposes to provide $55 million over five years, starting in 2022-23, to the Parks Canada Agency for the Trans Canada Trail.

To improve access and promote tourism and recreational activities around Rouge National Urban Park, Budget 2022 proposes to provide $2 million over two years, starting in 2022-23, to the Parks Canada Agency to contribute to building new trails outside and connecting to trails inside the Urban Park.

Clean Air and a Strong Economy    103

British Columbia Old Growth Nature Fund

British Columbia’s iconic old growth forests have deep-rooted cultural significance to Indigenous communities and are important to all British Columbians. They are also critical habitats for dozens of species at risk and migratory birds and are important natural stores of carbon.

To conserve and protect these forests, Budget 2022 proposes to provide $55.1 million over three years, starting in 2022-23, to Environment and Climate Change Canada and Natural Resources Canada to establish an Old Growth Nature Fund in collaboration with the Province of British Columbia, non-governmental organizations, and Indigenous and local communities. This funding will be conditional on the Government of British Columbia making a matching investment.

3.4 Building Canada’s Net-Zero Economy

Governments around the world will not be able to finance the transition to a net-zero economy and fight climate change alone. Thankfully, the transition to net-zero represents a significant opportunity for businesses and investors looking to invest in the economy of the future and trillions of dollars in private capital have already been assembled for investments in green infrastructure and technology around the world.

Budget 2022 takes a number of important steps to mobilize the substantial private capital that will build a cleaner economy, fight climate change, and create new, good-paying middle class jobs for Canadians.

A major component of building Canada’s net-zero economy is the Canada Growth Fund—a significant new $15 billion government investment fund that will accelerate the investment of private capital into decarbonization and clean technology projects; help to promote the diversification of Canada’s economy; play a key role in helping to meet Canada’s climate targets; and strengthen both Canada’s economic resilience and capacity. More information on the Canada Growth Fund can be found in Chapter 2.

104 Chapter 3

Chart 3.1

Annual Investment to Attain Net-Zero Emissions in Canada by 2050

(Total Private and Government Investment)

$ billions
160
140
120
100
80
60
40
20
0
$15 - $25 Billion
$125 - $140 Billion
Current Annual Investment
Required Annual Investment

Sources: Global Financial Markets Association and Boston Consulting Group, *Climate Finance Markets and the Real Economy* (2020); United Nations Framework Convention on Climate Change (2018).

Increasing the Impact of the Canada Infrastructure Bank

The Canada Infrastructure Bank (CIB) was created in 2017 to attract private capital to major infrastructure projects and help build more of the infrastructure that we need across the country.

In 2020, the CIB announced its three-year, $10 billion Growth Plan, which included a goal of helping Canada achieve its emissions reduction targets. Since then, the CIB has identified opportunities to work with private sector and institutional investors to do even more to help Canada reach a net-zero emissions future.

To increase the CIB’s impact, Budget 2022 announces a broadened role for the CIB to invest in private sector-led infrastructure projects that will accelerate Canada’s transition to a low-carbon economy. This will allow the CIB to invest in small modular reactors; clean fuel production; hydrogen production, transportation and distribution; and carbon capture, utilization and storage. These new areas fall under the CIB’s existing clean power and green infrastructure investment areas. The CIB will continue to invest in its public transit, broadband, and trade and transportation investment areas.

As noted in section 3.1, the CIB will also invest $500 million in large-scale, zero-emission vehicle (ZEV) charging and refueling infrastructure to help accelerate the adoption of ZEVs and reduce Canada’s transportation emissions.

By investing in public and private-sector led infrastructure projects, the CIB will complement the Canada Growth Fund to reduce emissions, fight climate change, and build Canada’s net-zero economy.

Clean Air and a Strong Economy    105

Net-Zero Capital Allocation Strategy

Last year, the government created the Sustainable Finance Action Council, convening 25 of Canada’s largest financial institutions and pension funds, which together represent more than $10 trillion in assets. While public investment can provide some of the capital required to support the net-zero transition, the massive spending power of the private sector—both in Canada and around the world—will play a vital role in the transition to a low-carbon global economy.

Budget 2022 announces that the Sustainable Finance Action Council will develop and report on strategies for aligning private sector capital with the transition to net-zero, with support from the Canadian Climate Institute and in consultation with the Net-Zero Advisory Body.

Climate Disclosures for Federally Regulated Institutions

The federal government is committed to moving towards mandatory reporting of climate-related financial risks across a broad spectrum of the Canadian economy, based on the international Task Force on Climate-related Financial Disclosures (TCFD) framework.

The Office of the Superintendent of Financial Institutions (OSFI) will consult federally regulated financial institutions on climate disclosure guidelines in 2022 and will require financial institutions to publish climate disclosures—aligned with the TCFD framework—using a phased approach, starting in 2024.

OSFI will also expect financial institutions to collect and assess information on climate risks and emissions from their clients.

As federally regulated banks and insurers play a prominent role in shaping Canada’s economy, OSFI guidance will have a significant impact on how Canadian businesses manage and report on climate-related risks and exposures.

Separately, the government will move forward with requirements for disclosure of environmental, social, and governance (ESG) considerations, including climate-related risks, for federally regulated pension plans.

Supporting the International Sustainability Standards Board’s Montreal Office

The federal government welcomed the International Financial Reporting Standards (IFRS) Foundation’s selection of Montreal to host one of the two central offices of the new International Sustainability Standards Board (ISSB). The ISSB will develop global sustainability standards to enhance the quality and comparability of international corporate reporting on environmental, social and governance (ESG) factors. The government is committed to supporting the start-up of the Montreal office and positioning Canada as a leader in sustainability reporting.

106 Chapter 3

Budget 2022 proposes to provide $8 million over three years, starting in 2022-23, to Canada Economic Development for Quebec Regions to support the start-up of the ISSB’s Montreal office. This investment builds on significant industry and public sector funding from across Canada that helped to bring the ISSB to Canada.

Table 3.1

Climate Change Funding Proposed through Budget 2022 Previously Announced in the 2030 Emissions Reduction Plan

Section Number	Measure Title	Funding Amount	ERP Page Reference
1.1	Canada Green Buildings Strategy	$150 million	p. 36

	Deep Retrofit Accelerator Initiative	$200 million	p. 37

	Greener Neighbourhoods Pilot Program	$33.2 million	p. 37

	Innovative construction materials R&D/Building standards	$183.2 million	p. 37

	Low-interest loans (Canada Greener Homes Loan program)	$458.5 million	p. 37
3.1	Incentives for Zero-Emission Vehicles (iZEV) program	$1.7 billion	p. 61

	Zero-Emission Vehicle Infrastructure Program	$400 million	p. 61

	Greening Government Operations Fleet Program	$2.2 million	p. 61

	Incentives for medium- and heavy-duty ZEVs	$547.5 million	p. 61

	Long-haul zero-emission trucks regulations/Safety testing	$33.8 million	p. 61

	Green Freight Assessment Program	$199.6 million	p. 61

	Agricultural Clean Technology Program	$329.4 million	p. 66

	On-Farm Climate Action Fund	$469.5 million	p. 65

	Resilient Agricultural Landscape Program	$150 million	p. 65

	Federal granting councils	$100 million	p. 66

	Nature Smart Climate Solutions Fund	$780 million	p. 73

	Low Carbon Economy Fund	$2.2 billion	p. 31

	Industrial Energy Management System program	$194 million	p. 46
3.2	Clean electricity projects pre-development activities	$250 million	p. 42

	Smart Renewables and Electrification Pathways Program	$600 million	p. 42

	Pan-Canadian Grid Council	$2.4 million	p. 42

	Regional Strategic Initiatives	$25 million	p. 42

7.3	Indigenous Climate Leadership Agenda	$29.6 million	p. 101

	Total	$9.1 billion

Note: The entries in the “Funding Amount” column have different durations and do not include remaining amortization amounts. Please refer to budget text for complete funding information. Funding amounts may not add up to total due to rounding.

Clean Air and a Strong Economy    107

Chapter 3

Clean Air and a Strong Economy

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

3.1. Reducing Pollution to Fight Climate Change	0	827	1,530	2,022	1,485	946	6,810

Reducing Emissions on the Road - Making the Switch to Zero-Emission Vehicles More Affordable[1]	0	422	549	723	4	2	1,699

Reducing Emissions on the Road – Investing in ZEV Charging Infrastructure in Sub- Urban and Remote Communities[1]	0	80	80	80	80	80	400

Reducing Emissions on the Road – Greening Government Operations Fleet Program[1]	0	0	0	0	0	0	2

Reducing Emissions on the Road – Incentives for Medium- and Heavy-Duty ZEVs[1]	0	11	97	149	290	0	548

Reducing Emissions on the Road – Long- Haul ZEV Trucking Regulations and Safety Testing[1]	0	4	8	8	7	6	34

Reducing Emissions on the Road – Green Freight Assessment Program[1]	0	23	45	53	49	29	200

Sustainable Agriculture to Fight Climate Change[1]	0	66	168	235	229	189	887

Expanding the Nature Smart Climate Solutions Fund[1]	0	156	156	156	156	156	780

Returning Fuel Charge Proceeds to Small and Medium Sized Enterprises	0	15	15	0	0	0	30

Expanding the Low Carbon Economy Fund[1]	0	18	360	560	607	440	1,985

Support for Business Investment in Air- Source Heat Pumps	0	9	15	10	10	9	53

Industrial Energy Management[1]	0	24	36	47	51	35	194

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	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total
3.2. Building a Clean, Resilient Energy Sector	0	133	226	493	956	1,581	3,389

Investment Tax Credit for Carbon Capture, Utilization, and Storage	0	35	70	285	755	1,455	2,600

Clean Electricity[1]	0	88	133	181	175	100	677

Small Modular Reactors	0	10	24	29	29	29	121

Phasing Out Flow- Through Shares for Oil, Gas, and Coal Activities	0	0	-1	-2	-3	-3	-9

3.3. Protecting Our Land, Lakes, and Oceans	0	324	475	511	477	462	2,248

Renewing and Expanding the Oceans Protection Plan	0	237	314	344	354	342	1,590
Less: Funds Sourced From Existing Departmental Resources	0	-34	-30	-30	-30	-30	-153
Protecting Our Freshwater	0	42	23	23	23	23	133
Less: Funds Previously Provisioned in the Fiscal Framework	0	-4	0	0	0	0	-4

Taking More Action to Eliminate Plastic Waste	0	39	37	36	42	43	197
Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	0	0	-4
Fighting and Managing Wildfires	0	30	101	102	77	72	383
Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-1	-6
Growing Canada’s Trail Network	0	10	11	11	12	13	57

British Columbia Old Growth Nature Fund	0	6	22	27	0	0	55

Clean Air and a Strong Economy    109

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

3.4. Building Canada’s Net-Zero Economy	-3	0	0	3	0	0	0

Supporting the International Sustainability Standards Board’s Montreal Office	0	3	3	3	0	0	8

Less: Funds Previously Provisioned in the Fiscal Framework	-3	-3	-3	0	0	0	-8

Chapter 3 - Net Fiscal Impact	-3	1,284	2,231	3,030	2,918	2,988	12,448

Note: Numbers may not add due to rounding.

1 Announced March in the 2030 Emissions. Reduction Plan: Canada’s Next Steps for Clean Air and a Strong Economy, released on 29, 2022.

110 Chapter 3

Chapter 4

Creating Good Middle Class Jobs

4.1 Delivering on Child Care	114

Supporting Early Learning and Child Care	114

4.2 Immigration for Our Economy	117

Canada’s Ambitious Immigration Plan	117

Efficiently Welcoming Visitors, Students, and Workers to Canada	118

Securing the Integrity of Canada’s Asylum System	118

Supporting Legal Aid for Asylum Seekers	119

Improving Support Services for Immigrants and Visitors to Canada	119

Improving the Citizenship Program	119

4.3 A Workforce for the 21st Century Economy	120

Modernizing Labour Market Transfer Agreements	120

Bringing Workers to the Decision-Making Table	121

Doubling the Union Training and Innovation Program	121

Sustainable Jobs	122

4.4 Connecting Workers to Good Jobs	122

Labour Mobility Deduction for Tradespeople	123

Supporting Foreign Credential Recognition in the Health Sector	123

An Employment Strategy for Persons With Disabilities	124

Improving the Temporary Foreign Worker Program	124

Completing the Employment Equity Act Review	125

4.5 Towards A Better Employment Insurance System	126

Extending Temporary Support for Seasonal Workers	126

Chapter 4

Creating Good Middle Class Jobs

In the face of a pandemic that has changed all of our lives, workers in Canada have shown remarkable resilience. Whether adapting to work from home, restructuring entire businesses to manufacture personal protective equipment, or heading to their frontline job in the middle of a lockdown, the determination and ingenuity of Canada’s workforce has kept our economy moving during an unprecedented and challenging two years.

At the start of the pandemic, the federal government introduced significant economic support to allow our workers and businesses to make ends meet.

Those investments worked. Canada’s economy has recovered 112 per cent of the jobs lost at the outset of the pandemic. Our unemployment rate in February 2022 was at 5.5 per cent, which is lower than prior to the pandemic. Job creation is remarkably strong, and even our hardest-hit sectors are starting to get back up and running.

But with our unemployment rate hitting near-record lows, some businesses are still struggling to find workers. This is a problem in Canada and around the world. A strong and prosperous economy requires a diverse, talented, and constantly growing workforce. And yet too many Canadians—women with young children, new graduates, newcomers, Black and racialized Canadians, Indigenous peoples, and persons with disabilities among them—are facing barriers to finding meaningful and well-paid work.

In Budget 2022, the government is putting in place important measures that will help address those issues and meet the needs of our workers, our businesses, and the Canadian economy so that it can keep growing stronger for years to come.

Key Ongoing Actions

The federal government has made historic investments to help workers succeed and ensure that Canadian businesses have access to a diverse, skilled workforce. These include:

✓	$30 billion over five years to build a Canada-wide early learning and child care system;

✓	Expanding the Canada Workers Benefit to support an estimated one million additional Canadians, which could mean $1,000 more per year for a full-time, minimum-wage worker;

✓

More than $3 billion over three years to support nearly 500,000 new job and training opportunities, including by helping mid-career workers transition to in-demand jobs, and helping young Canadians gain valuable work experience;

Creating Good Middle Class Jobs    113

✓

Making post-secondary education more accessible by doubling the Canada Student Grants amount until July 2023—meaning up to $6,000 per year in non-repayable aid for full-time students in need—and by waiving interest on Canada Student Loans through to March 2023;

✓

Introducing a $15 per hour federal minimum wage and legislating 10 days of paid sick leave to improve the working conditions for the nearly one million workers in the federally-regulated private sector; and

✓	Increasing the length of Employment Insurance sickness benefits from 15 to 26 weeks, as of summer 2022.

4.1 Delivering on Child Care

Supporting Early Learning and Child Care

In Budget 2021, the federal government made an historic and transformative investment of $30 billion over five years. Combined with previous investments announced since 2015, $9.2 billion ongoing will be invested in child care, including Indigenous Early Learning and Child Care, starting in 2025-26.

Child care is not just a social policy—it is an economic policy, too. Affordable, high-quality child care will grow our economy, allow more women to enter the workforce, and help give every Canadian child the best start in life.

In less than a year, the federal government reached agreements with all 13 provinces and territories. This means, by the end of 2022, that Canadian families will have seen their child care fees reduced by an average of 50 per cent. By 2025-26, it will mean an average child care fee of $10-a-day for all regulated child care spaces across Canada. Most provinces and territories are also moving ahead with faster than anticipated initiatives to support access to affordable high-quality child care spaces (Figure 4.1).

Alberta, Saskatchewan, and the Northwest Territories have already cut child care fees in half. In Ontario, fees will be reduced by an initial 25 per cent retroactive to April 1, 2022. Yukon has already put in place a $10-a-day target for child care spaces as of April 1, 2021, five years ahead of schedule. Prince Edward Island is targeting $10-a-day spaces by the end of 2024.

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As the federal government worked with provinces and territories on the completion and implementation of agreements, many raised that infrastructure funding was a challenge for non-profit and public providers where real estate costs were too high or building materials too expensive.

In response to requests from provinces and territories, and to support the implementation of the Canada-wide early learning and child care system, Budget 2022 proposes to provide $625 million over four years, beginning in 2023-24, to Employment and Social Development Canada for an Early Learning and Child Care Infrastructure Fund.

This funding will enable provinces and territories to make additional child care investments, including the building of new facilities.

As noted in Budget 2021, Quebec has been a pioneer in early learning and child care in Canada, and this new funding will be part of an asymmetrical agreement with the province of Quebec that will allow for Quebec to further enhance its child care system.

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Early Learning and Child Care Investments to Make Life More Affordable

Canada-Wide Early Learning and Child Care Agreements

Province/ Territory and Date Agreement Announced	Amount of Federal Investment (5 Year Allocation, $millions)[1]	Estimated Average Savings per Child with 50% Average Fee Reduction (gross, annual)[2]	Estimated Average Savings per Child at $10/day (gross, annual)[2]	Child Care Spaces to be Created	Estimated Early Childhood Educator Jobs to be Created[3]

BC July 8, 2021	$3,212	$6,000 (by end of 2022)	$9,390 (by end of FY 2025-26)	40,000[4]	8,000 to 10,000

NS July 13, 2021	$605	$4,690 (by end of 2022)	$6,780 (by end of FY 2025-26)	9,500	1,900 to 2,375

YK July 23, 2021	$42	Yukon committed to a $10/day average fee prior to Budget 2021	$7,300 (achieved)	110	22 to 28

PEI July 27, 2021	$118	$3,390 (by end of 2022)	$4,170 (by end of 2024)	452	90 to 113

NL July 28, 2021	$306	$5,090 (by end of 2022)	$7,560 (as early as January 2023)	5,895	1,179 to 1,474

QC5 August 5, 2021	$5,964	Not applicable	Not applicable	37,000	7,400 to 9,250

MB August 9, 2021	$1,201	$2,610 (by end of 2022)	$2,610 (by end of FY 2022-23)	23,000	4,600 to 5,750

SK August 13, 2021	$1,099	$3,910 (retroactive to July 2021)	$5,220 (by end of FY 2025-26)	28,000	5,600 to 7,000

AB November 15, 2021	$3,797	$5,610 (January 2022)	$8,610 (by end of FY 2025-26)	42,500	8,500 to 10,625

NB December 13, 2021	$492	$3,910 (by end of 2022)	$5,220 (by end of FY 2025-26)	3,400	680 to 850

NWT December 15, 2021	$51	$4,950 (by end of 2022)	$7,300 (by end of FY 2025-26)	300	60 to 75

NU January 24, 2022	$66	$4,950 (by end of 2022)	$7,300 (by end of March 2024)	238	48 to 60

ON March 28, 2022	$10,235	$6,000 (by end of 2022)	over $9,000[6] (by end of FY 2025-26)	86,000[7]	14,000 to 15,000[6]

[1]  National Canada-wide early learning and childhood allocations are calculated based on projected 0-12 child population and include base funding of $2 million per province/territory per year.

[2]  Employment and Social Development Canada estimates and are illustrative only. Savings estimates are relative to 2019 levels unless updated data is provided by provinces and territories. Estimates are based on out-of-pocket parent fees and do not include amounts that would be recovered through provincial/territorial tax credits or the federal child care expense deduction at tax time, or changes toprovincial/territorial or federal benefits as a result of lower child care expenses. Actual savings for families will vary based on factors such as actual fees paid prior to reductions.

[3]  Employment and Social Development Canada estimates. Range of estimated early childhood educator jobs created is based on the national average range of early childhood educators expected to be required per new child care space. Provincial and territorial estimates may differ due to regulatory variation.

4  B.C. committed to creating 30,000 new spaces within five years, and 40,000 new spaces within seven years.

[5]  The Government of Canada has entered into an asymmetrical agreement with the province of Quebec that will allow for further improvements to its early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10/day.

[6]  Based on the province of Ontario’s current modelling for an average $10/day out-of-pocket parent fee.

[7]  The province of Ontario committed to create 86,000 spaces from 2019 levels by end of 2026 which is approximately 71,000 new spaces from current levels.

116 Chapter 4

4.2 Immigration for Our Economy

Immigration is vital to our economy, our communities, and to our national identity as a country that is diverse and welcoming of everyone. Indeed, multiculturalism is one of Canada’s great success stories and an example to the world.

Throughout the pandemic, many newcomers have been on the front lines, working in key sectors like health care, transportation, the service sector, and manufacturing. Without them, Canada’s economy would not have overcome the challenges of the last two years.

In the decades to come, our economy will continue to rely on the talents of people from all over the world, just as we have in decades past. Our future economic growth will be bolstered by immigration. And Canada will remain a leader in welcoming newcomers fleeing violence and persecution.

In Budget 2022, the federal government is proposing investments to enhance our capacity to meet the immigration demands of our growing economy; to create opportunities for all newcomers; and to maintain Canada’s world-class immigration system.

Canada’s Ambitious Immigration Plan

Canada welcomed more than 405,000 new permanent residents in 2021—more than any year in Canadian history.

To meet the demands of our growing economy, the federal government’s 2022-24 Immigration Levels Plan—tabled in February 2022—sets an even higher annual target of 451,000 permanent residents by 2024—the majority of whom will be skilled workers, which will help to address persistent labour shortages.

This higher target—along with the government’s 2021 Economic and Fiscal Update investments to resolve delays and backlogs in processing and new investments proposed in this Budget—will help make our immigration system more responsive to Canada’s economic needs and humanitarian commitments.

The Immigration Levels Plan helps reunite family members with their loved ones, and allows us to continue to be home to the talents of those already in Canada by granting permanent status to temporary residents—including essential workers and international students.

The Immigration Levels Plan also includes firm global humanitarian commitments, including a plan to resettle at least 40,000 Afghan refugees in the coming years. On March 30, 2022, Canada marked an important milestone by welcoming the 10,000th Afghan refugee since August 2021. In addition, the government has introduced new immigration streams for Ukrainians, set out in Chapter 5.

Creating Good Middle Class Jobs    117

To support the processing and settlement of new permanent residents to Canada as part of Canada’s Immigration Levels Plan—including the government’s increased commitment to Afghan refugees—the government has committed $2.1 billion over five years and $317.6 million ongoing in new funding.

As announced in Budget 2021, the government also intends to amend the Immigration and Refugee Protection Act to improve Canada’s ability to select applicants that match its changing and diverse economic and labour force needs. These people will be from among the growing pool of candidates seeking to become permanent residents through the Express Entry System.

Efficiently Welcoming Visitors, Students, and Workers to Canada

Every year, Canada welcomes millions of tourists, international students, and temporary foreign workers. Together, they inject billions of dollars into our economy; bring new ideas and energy to our schools and businesses; create lasting commercial and social ties; and fill openings in our workforce.

As the world recovers from the pandemic and travel restrictions are lifted, Canada can expect to see a growing number of temporary residence applications, visitor visas, and study permits.

Budget 2022 proposes to provide $385.7 million over five years, and $86.5 million ongoing, for Immigration, Refugees and Citizenship Canada, the Canada Border Services Agency, and the Canadian Security Intelligence Service to facilitate the timely and efficient entry of a growing number of visitors, workers, and students.

Securing the Integrity of Canada’s Asylum System

Canada is a welcoming destination for those seeking refuge and each year takes in tens of thousands of people fleeing violence and persecution.

Around the world, the number of displaced people and families tragically continues to rise. In the months and years to come, many will seek to come to Canada.

Canada’s asylum system—the border officers, immigration officials, and members of the Immigration and Refugee Board who process, investigate, and adjudicate asylum claims—has recently benefited from enhanced temporary funding. As the COVID-19 situation in Canada continues to improve and border restrictions ease, the federal government is committed to ensuring that Canada’s asylum system has the long-term resources it needs.

Budget 2022 proposes to provide Immigration, Refugees and Citizenship Canada, the Canada Border Services Agency, the Immigration and Refugee Board, and the Canadian Security Intelligence Service with $1.3 billion over the next five years, and $331.2 million ongoing, to support the long-term stability and integrity of Canada’s asylum system.

118 Chapter 4

The government is also proposing to introduce amendments to the Immigration and Refugee Protection Act to allow Immigration, Refugees and Citizenship Canada to require the electronic submission of asylum claims. Claims can currently be submitted either digitally or on paper, making it difficult to keep track of all information relevant to a file and ultimately leading to processing delays. This reform will help modernize and streamline the asylum process and reduce wait times for claimants.

Supporting Legal Aid for Asylum Seekers

Each year, thousands fearing persecution seek refuge in Canada. After their arrival, asylum seekers have the right to a fair hearing to determine their legal status.

For those who cannot afford legal support, immigration and refugee legal aid can provide eligible asylum claimants with legal information, advice, and representation. These services, delivered in partnership with provinces, make the asylum system more efficient and help asylum seekers receive fair outcomes.

Budget 2022 proposes to provide $43.5 million in 2022-23 to maintain federal support for immigration and refugee legal aid services.

Improving Support Services for Immigrants and Visitors to Canada

As global demand to visit, study, and work in Canada increases—in addition to a growing number of permanent residents moving to Canada—so too must the government’s ability to provide accessible, timely, and responsive services.

Budget 2022 proposes to provide $187.3 million over five years, and $37.2 million ongoing, for Immigration, Refugees and Citizenship Canada to improve its capacity to respond to a growing volume of enquiries and to invest in the technology and tools required to better support people using their services.

Improving the Citizenship Program

Becoming a citizen allows new Canadians to fully participate in Canadian society, including through the ability to vote, to run for public office, and to travel under a Canadian passport.

To modernize the process of obtaining Canadian citizenship, the federal government recently launched new online services, which include the ability to submit applications electronically. However, current legislation limits the government’s ability to modernize the citizenship application process through digitization, meaning processing takes longer and online tools are limited.

To further improve the experience of applicants and to enable the Citizenship Program to accommodate higher levels of applications, the government intends to introduce legislative amendments to the Citizenship Act to enable automated and machine-assisted processing and the safe and secure collection and use of biometric information.

Creating Good Middle Class Jobs    119

The 2021 Economic and Fiscal Update also provided funding in 2022-23 for citizenship processing, as part of an $85 million investment to reduce processing times and pandemic-related application backlogs.

4.3 A Workforce for the 21st Century Economy

Structural shifts in the global economy—including an increase in automation and a global transition to lower-emission industries and technologies—will require some workers in sectors across Canada to develop new skills and adjust the way they work.

“3.1 million Canadian jobs will change in some way over the next decade due to the climate transition”
– RBC Economics (2022)

The transition to a new career can be a difficult and stressful time—workers have bills to pay, families to take care of, and established roots in their communities. As our economy changes, Canada’s jobs and skills plan must be tailored to the needs of those workers and help them to meet the needs of growing businesses and sectors.

In recent years, the federal government has made significant investments to connect workers to jobs—including mid-career workers, young people, and underrepresented workers—with nearly 500,000 opportunities for skills development and in-demand jobs in Budget 2021.

Budget 2022 proposes to build on past investments, to work with provincial and territorial partners on improving how skills training is provided, to launch intensive engagement with labour groups on how Canada can better support skilled workers as they navigate a changing economy, and support union-led apprenticeship training for those who are underrepresented in the trades.

Modernizing Labour Market Transfer Agreements

Every year, the federal government provides more than $3 billion in funding to provinces and territories to provide training and employment support through the Labour Market Transfer Agreements. These investments help more than one million Canadians every year prepare for their next job through programs ranging from skills training and wage subsidies, to career counselling and job search assistance.

The federal government is taking steps to renew this partnership with provinces and territories in order to be more responsive to the needs of workers, businesses, and the economy.

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Budget 2022 proposes to amend Part II of the Employment Insurance Act to ensure more workers are eligible for help before they become unemployed, and that employers can receive direct support to re-train their workers.

Over the coming year, the government also intends to intensify work with provinces and territories to modernize these agreements, reflecting the changing needs and challenges of both the current and future Canadian labour market. This will include working together to support mid-career workers in transitioning to new sectors and help local economies adapt and prosper.

Bringing Workers to the Decision-Making Table

Canada’s long-term economic success depends on matching workers with the right skills to employers in growing sectors. For some workers, having the right skills could mean a small change, like learning a new method. For others, it might mean deeper training towards a career in a new field, such as the skilled trades or clean technologies.

The future of work should be led by workers—and unions need to be at the forefront of our planning for the jobs of tomorrow.

Budget 2022 proposes to provide $2.5 million in 2022-23 for Employment and Social Development Canada to launch a new union-led advisory table that brings together unions and trade associations. In the coming year, the table will advise the government on priority investments to help workers navigate the changing labour market, with a particular focus on skilled, mid-career workers in at-risk sectors and jobs. Further details will be announced in the coming weeks.

The results will be used to inform future actions and investments to help workers make the transition to the jobs and sectors that need them.

Doubling the Union Training and Innovation Program

The skilled trades are vital to the future of the Canadian economy and offer workers rewarding careers in fields ranging from carpentry to electricians and boilermakers. The federal government wants to provide more women, newcomers, persons with disabilities, Indigenous peoples, and racialized Canadians with the chance to have good-quality jobs in high-paying skilled trades, and unions play a critical role in training skilled trades workers.

Since 2017, the Union Training and Innovation Program has supported union-based apprenticeship training in the Red Seal trades, including through investments in training, equipment, and materials, as well as in support for innovative approaches to address barriers facing apprentices.

Budget 2022 proposes to provide $84.2 million over four years to double funding for the Union Training and Innovation Program. Each year, the new funding would help 3,500 apprentices from underrepresented groups begin and succeed in careers in the skilled trades through mentorship, career services, and job-matching.

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Sustainable Jobs

Workers will always be at the heart of the government’s plan to build a strong economy and a bright future for Canadians. As the world moves to a net-zero emissions future, we must ensure that everyone has a real and fair chance to succeed and that no region gets left behind. Already, the federal government has made progress towards building a just transition for workers through sustainable jobs and have undertaken public consultations on legislation that will support workers and communities in the shift to a low-carbon future. This work continues.

In March, in the 2030 Emissions Reduction Plan: Canada’s Next Steps for Clean Air and a Strong Economy, the government committed to skills training, including through a new Futures Fund for Alberta, Saskatchewan, and Newfoundland and Labrador. Along with the government’s commitment to a new Clean Jobs Training Centre, this will help workers have the tools to succeed. The federal government will also continue to work with its partners, including labour unions, to design programs that take into account current barriers and underrepresentation, so that there is a level playing field for everyone.

Canada’s long-term success depends on workers. From engineers, scientists, farmers, construction workers, tradespeople, resource workers, energy workers, researchers, and more, everyone will have a role to play in the economy of tomorrow.

4.4 Connecting Workers to Good Jobs

With record lows in unemployment as Canada emerges from the pandemic, employers across the country—especially in rural Canada—are finding it difficult to hire the workers they need.

Budget 2022 proposes to grow our workforce by addressing barriers faced by mothers, Black and racialized Canadians, newcomers, persons with disabilities, young Canadians, and other people who are underrepresented in Canada’s workforce. This will include improving labour mobility and foreign credential recognition, and creating opportunities for persons with disabilities.

The government also intends to engage with experts on the role that a Career Extension Tax Credit could play in boosting the labour force participation of seniors who want to continue to work later in life.

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Labour Mobility Deduction for Tradespeople

Canada is growing, and that means more homes, roads, and important infrastructure projects need to be built. Skilled trades workers are essential to Canada’s success and we need them to be able to get to the job site—no matter where it is.

Workers in the construction trades often travel to take on temporary jobs—frequently in rural and remote communities—but their associated expenses do not always qualify for existing tax relief.

Improving labour mobility for workers in the construction trades can help to address labour shortages and ensure that important projects, like housing, can be completed across the country.

Budget 2022 proposes to introduce a Labour Mobility Deduction, which would provide tax recognition on up to $4,000 per year in eligible travel and temporary relocation expenses to eligible tradespersons and apprentices. This measure would apply to the 2022 and subsequent taxation years.

Supporting Foreign Credential Recognition in the Health Sector

The pandemic has only worsened the labour shortages in our health care sector.

Internationally-trained health care professionals can help fill these gaps and ensure that Canadians receive the quality health care they deserve.

The Foreign Credential Recognition Program helps skilled newcomers secure meaningful, well-paying jobs by funding provinces, territories, and organizations to improve foreign credential recognition processes and by providing direct support to skilled newcomers. This support includes mentoring, job placements, and financial assistance for exams and classes.

Budget 2022 proposes to provide $115 million over five years, with $30 million ongoing, to expand the Foreign Credential Recognition Program and help up to 11,000 internationally trained health care professionals per year get their credentials recognized and find work in their field. It will also support projects—including standardized national exams, easier access to information, faster timelines, and less red tape—that will reduce barriers to foreign credential recognition for health care professionals.

Creating Good Middle Class Jobs    123

An Employment Strategy for Persons With Disabilities

Persons with disabilities should be fully included in Canada’s economic recovery. However, despite being ready and willing to work, their employment rates are much lower than those of Canadians without disabilities—59 per cent versus 80 per cent, according to the 2017 Canadian Survey on Disability. The federal government is steadfast in its commitment to an inclusive recovery—and we cannot leave persons with disabilities behind.

Budget 2022 proposes to provide $272.6 million over five years to Employment and Social Development Canada to support the implementation of an employment strategy for persons with disabilities through the Opportunities Fund. This will help to address labour market shortages through increased participation by persons with disabilities and make workplaces more inclusive and accessible. Of this funding, $20 million will be allocated to the Ready, Willing and Able program to help persons with Autism Spectrum Disorder or intellectual disabilities find employment.

This measure will also form an important part of the government’s Disability Inclusion Action Plan, which will aim to improve the quality of life for persons with disabilities, and build on more than $1.1 billion in funding that the federal government has committed to advance the inclusion of persons with disabilities since 2015.

Improving the Temporary Foreign Worker Program

The Temporary Foreign Worker (TFW) program allows foreign nationals to work in Canada on a temporary basis in order to fill jobs that Canadians are unavailable or unwilling to take. The workers that come to Canada through the TFW program contribute to the labour in a range of sectors, including agriculture and fish and other food processing.

As employers across the country face difficulties in finding workers, the TFW program is experiencing a growing demand. However, additional steps need to be taken to ensure the health, safety, and quality of life of those who come to work in Canada—the importance of which has been reinforced by the unacceptable experience of some temporary foreign workers during the pandemic.

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Budget 2022 proposes a number of measures to increase protections for workers, to reduce administrative burdens for trusted repeat employers, and to ensure employers can quickly bring in workers to fill short-term labour market gaps.

These include:

$29.3 million over three years to introduce a Trusted Employer Model that reduces red tape for repeat employers who meet the highest standards for working and living conditions, protections, and wages in high-demand fields. Further details on this program will be announced in the coming year.

$48.2 million over three years, with $2.8 million in remaining amortization, to implement a new foreign labour program for agriculture and fish processing, tailored to the unique needs of these employers and workers. The program will be regularly reviewed by the Minister of Employment, Workforce Development and Disability Inclusion for its impact on local labour markets to maximize the employment of Canadians and permanent residents and to ensure the program is not negatively impacting wages for Canadians and permanent residents.

$64.6 million over three years to increase capacity to process employer applications within established service standards.

$14.6 million in 2022-23, with $3 million in remaining amortization, to make improvements to the quality of employer inspections and hold employers accountable for the treatment of workers.

Completing the Employment Equity Act Review

Through the Employment Equity Act, the government promotes and improves equality and diversity in federally regulated workplaces. Since the introduction of the Employment Equity Act, continued progress has been made to address inequalities but some workers are still facing barriers to employment and promotion and many federal workplaces fail to reflect the full diversity of Canada’s population. That is why, on July 14, 2021, the government launched an arm’s length Task Force to review the Act and advise on how to modernize the federal employment equity framework.

Budget 2022 proposes to provide $1.9 million in 2022-23 in order to complete the Employment Equity Act Review in coming months. A final report will be publicized in fall 2022.

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4.5 Towards A Better Employment Insurance System

Over the last two years, millions of Canadians’ livelihoods have been interrupted by lockdowns, illness, or the need to care for loved ones. At the start of the pandemic, the government responded by introducing emergency income support that ensured workers and their families could continue to make ends meet, even as the pandemic prevented them from working.

As Canada’s economy continues to recover from the pandemic and emergency programs wind down, the Minister of Employment, Workforce Development and Disability Inclusion is consulting with Canadians on what needs to be done to build an Employment Insurance (EI) system that better meets the current and future needs of workers and employers. This includes simpler and fairer rules for workers, new ways to support experienced workers transitioning to a new career, and coverage for self-employed and gig workers.

The government will release its long-term plan for the future of EI after the consultations conclude.

Extending Temporary Support for Seasonal Workers

In certain regions of the country, seasonal industries—including fishing and tourism in Atlantic Canada and British Columbia—are the lifeblood of local economies. The Employment Insurance (EI) system is critical to ensuring that the workers these industries count on have the support they need between work seasons.

In 2018, to address gaps in EI support between seasons, the government introduced a pilot project in 13 regions of the country to provide up to five additional weeks—for a maximum of 45 weeks—for eligible seasonal workers. The temporary support was extended in Budget 2021 to ensure continued support during the pandemic.

Budget 2022 proposes to extend these rules until October 2023 as the government considers a long-term solution that best targets the needs of seasonal workers. The cost of this measure is estimated at $110.4 million over three years, starting in 2022-23.

As part of this extension, the government proposes to maintain a recently introduced legislative fix to ensure that the timing of COVID-19 benefits does not affect future EI eligibility under the rules of the program.

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Chapter 4

Creating Good Middle Class Jobs

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

4.1. Delivering on Child Care	0	0	75	150	200	200	625

Supporting Early Learning and Child Care	0	0	75	150	200	200	625

4.2. Immigration for Our Economy	0	564	913	921	782	813	3,993

Canada’s Ambitious Immigration Plan[1]	0	398	484	473	345	357	2,058

Efficiently Welcoming Visitors, Students, and Workers to Canada	0	75	86	86	86	86	421

Less: Funds Previously Provisioned in the Fiscal Framework	0	-35	0	0	0	0	-35

Securing the Integrity of Canada’s Asylum System	0	57	312	305	312	332	1,318

Supporting Legal Aid for Asylum Seekers	0	44	0	0	0	0	44

Improving Support Services for Immigrants and Visitors to Canada	0	25	31	56	37	37	187

4.3. A Workforce for the 21st Century Economy	0	12	25	25	25	0	87

Bringing Workers to the Decision-Making Table	0	3	0	0	0	0	3

Doubling the Union Training and Innovation Program	0	9	25	25	25	0	84

4.4. Connecting Workers to Good Jobs	25	194	245	256	212	217	1,149

Labour Mobility Deduction for Tradespeople	25	110	110	115	115	120	595

Administrative Costs	0	1	1	1	1	1	6

Supporting Foreign Credential Recognition in the Health Sector	0	5	20	30	30	30	115

An Employment Strategy for Persons with Disabilities	0	39	65	65	65	65	299

Less: Year-Over- Year Reallocation of Funding	0	-26	0	0	0	0	-26

Creating Good Middle Class Jobs    127

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Improving the Temporary Foreign Worker Program	0	63	49	45	1	1	159

Completing the Employment Equity Act Review	0	2	0	0	0	0	2

4.5. Towards a Better Employment Insurance System	0	3	56	51	0	0	110

Extending Temporary Support for Seasonal Workers	0	3	56	51	0	0	110

Additional Investments – Creating Good Middle Class Jobs	0	8	0	0	0	0	8

COVID-19 Benefit Integrity	0	8	0	0	0	0	8

Budget 2022 proposes to amend the Canada Emergency Response Benefit Act and the Canada Emergency Student Benefit Act to provide the Canada Revenue Agency with authority to establish and collect debts, on a weekly basis, for situations where a worker has accessed more than one benefit at once. Proposed funding would support related administration.

Chapter 4 - Net Fiscal Impact	25	781	1,314	1,403	1,219	1,230	5,972

Note: Numbers may not add due to rounding. [1] The 2022–2024 Immigration Levels Plan was announced on February 14th, 2022.

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Chapter 5

Canada’s Leadership in the World

5.1 Reinforcing Our National Defence	132

Reviewing Canada’s Defence Policy	133

Reinforcing our Defence Priorities	134

Supporting Culture Change in the Canadian Armed Forces	135

Enhancing Canada’s Cyber Security	136

5.2 Supporting Ukraine	137

Bolstering Ukraine’s Fight for Freedom	137

Holding Russia Accountable	137

Supporting Ukrainians Through the Crisis	139

A Safe Haven for Ukrainians	139

5.3 Standing Up for Democracy, Transparency, and the Rule of Law	140

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime	140

Implementing a Publicly Accessible Beneficial Ownership Registry	141

Combatting Misinformation and Disinformation	142

5.4 Providing International Assistance	143

Leading in the Global Fight Against COVID-19	144

Strengthening Global Health Security	144

Chapter 5

Canada’s Leadership in the World

Since the end of the Second World War, Canada has been a steadfast defender of the rules-based international order. We have defended it because a world based on rules is in Canada’s national interest.

But today, that order is facing an existential threat. Russia’s barbaric invasion of Ukraine is not only an attack on the people of Ukraine and on Ukraine’s territorial integrity, but also on democracy and the unprecedented period of prosperity that the world’s democracies have worked continuously to build over the last 75 years.

At the same time, issues ranging from COVID-19 to climate change and increasingly confrontational authoritarian regimes demand the attention of Canada and our allies. The spread of misinformation and disinformation is directly challenging the stability of even the most long-standing democracies.

Budget 2022 recognizes those challenges and proposes new action to respond to them. It invests in Canada’s defence capabilities, and in the alliances that will ensure a strong and coordinated global response to the ongoing challenges that the world today faces.

It commits to reinforcing global democracy, to combatting illicit financing, and to pushing back against the forces of disinformation and misinformation that threaten public institutions around the world. Concurrently, Canada will continue to provide critical international assistance to those who need it most.

The events of the last months have reminded us that the international community is strongest when it acts together in defence of the values we share. In partnership with like-minded democracies around the world, Canada will continue to stand up to the global threats that recognize no borders.

Canada’s Leadership in the World    131

Key Ongoing Actions

In the past year, including through Budget 2021, the federal government has announced a range of important programs and initiatives that are advancing Canada’s leadership in the world, including:

✓	More than $2.7 billion since the start of the COVID-19 pandemic to support low- and middle-income countries, including by providing access to vaccines, therapeutics, and testing;

✓	$5.3 billion over five years to double Canada’s international climate financing to help developing countries tackle climate change;

✓	$180 million at the Generation Equality Forum to support the economic participation and higher education of women around the world;

✓

$847 million over five years to maintain Canada’s military at a higher state of readiness under the North Atlantic Treaty Organization (NATO) Readiness Initiative, and to increase Canada’s contributions to NATO’s common budget and military activities;

✓

$252 million over five years, with $160 million in remaining amortization, to lay the groundwork for North American Aerospace Defence Command (NORAD) modernization and sustain existing continental and Arctic defence capabilities;

✓	$1.5 billion over three years to the International Development Association to help meet the financing needs of the world’s poorest countries as they recover from the pandemic; and

✓

$3.7 billion, or 20 percent of Canada’s newly allocated IMF Special Drawing Rights, in support for poverty reduction, sustainability, growth, and resiliency in low-income and vulnerable countries to help those who need it most.

5.1 Reinforcing Our National Defence

National defence is a fundamental responsibility of the federal government. In addition to protecting Canada from international threats and defending our sovereignty, the Canadian Armed Forces play an important role in making the world a safer place.

Investments made through Canada’s 2017 defence policy, Strong, Secure, Engaged, decisively reversed a trend of lagging defence spending that stretched back three decades. Canada’s defence spending is on track to double between 2016-17 and 2026-27. As implementation of this plan continues, Canada must respond to evolving circumstances to ensure that the women and men of the Canadian Armed Forces are prepared to fulfil the missions we ask of them.

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To immediately reinforce Canada’s national defence, announcements in Budget 2022 will provide a total of more than $8 billion in new funding over five years—on top of planned increases associated with Strong, Secure, Engaged. This funding will strengthen Canada’s contributions to our core alliances; bolster the capabilities of the Canadian Armed Forces; continue to support culture change and a safe and healthy working environment in the Canadian Armed Forces; and reinforce Canada’s cyber security.

Chart 5.1
Funding for the Department of National Defence

billions of dollars, cash basis
45
40
35
30
25
20
15
10
5
0
Pre-Strong, Secure, Engaged
Strong, Secure, Engaged
Pre-Budget 2022
Budget 2022
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27

Sources: *Strong, Secure, Engaged*, Public Accounts of Canada, and the Department of National Defence. 2016-17 through 2020-21 reflect actual expenditures. 2021-22 and later reflect estimated expenditures

Reviewing Canada’s Defence Policy

Strong, Secure, Engaged set out clear direction on Canadian defence priorities over a 20-year horizon. Informed by the international landscape of the day, it included significant investments to enhance the Canadian Armed Forces’ capabilities and capacity to respond to military operations ranging from humanitarian and relief efforts, to peacekeeping, to combat.

However, recent events require the government to reassess Canada’s role, priorities, and needs in the face of a changing world.

Budget 2022 announces a defence policy review to allow Canada to update its existing defence policy, Strong, Secure, Engaged, in support of its broader international priorities and the changed global environment. The review will focus on, amongst other things, the size and capabilities of the Canadian Armed Forces; its roles and responsibilities; and making sure it has the resources required to both keep Canadians safe and contribute to operations around the world.

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Reinforcing our Defence Priorities

In addition to a defence policy review, to ensure a strong and coordinated global response to the ongoing challenges that the world today faces, Canada will make immediate additional investments in our defence priorities, including our continental defences, alliances and collective security, and in the capabilities of the Canadian Armed Forces.

Investing in NORAD Modernization

Canada is resolute in our defence of the North American continent, especially in the far North. Crucial to this effort is Canada’s partnership with the United States under NORAD.

In Budget 2021, the government committed $252.2 million over five years to sustain existing continental and Arctic defence capabilities, and to lay the groundwork for NORAD’s future. In August 2021, a joint statement between Canada and the United States established the priorities for modernizing NORAD.

The government is currently considering options to fulfill this commitment through significant investments in the following areas:

●	Advanced all-domain surveillance and intelligence;

●	Modernized command, control, and communications;

●	Improved capabilities to deter and defeat threats; and

●	Increased research, development, and innovation.

Doing Our Part in NATO

In addition to making sure we are secure in North America, Canada remains steadfast in its support of our NATO allies, including through assurance and deterrence operations in Central and Eastern Europe.

Through our multi-year renewal of Operation REASSURANCE, Canada is underscoring our commitment to this operation. We are increasing our contribution by up to 460 Canadian Armed Forces personnel, for a total of up to approximately 1,260. A further 3,400 Canadian Armed Forces personnel are available to the NATO Response Force, should they be required.

Budget 2021 previously announced $847.1 million over five years to increase Canada’s contributions to NATO. But we recognize that more needs to be done. Standing shoulder-to-shoulder with our allies means sharing the burden of defending democracy against authoritarianism.

Canada is committed to ensuring NATO remains ready, strong, and united.

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Increasing the Capabilities of the Canadian Armed Forces

The review of Canada’s defence policy will include an assessment of the equipment and technology that the Canadian Armed Forces need to fulfill their missions in a world that has fundamentally changed in the face of Russia’s invasion of Ukraine. However, the government realizes that immediate further investments are needed to bolster the capacity of the Canadian Armed Forces.

Budget 2022 proposes to provide $6.1 billion over five years, starting in 2022-23, with $1.3 billion in remaining amortization, and $1.4 billion ongoing to the Department of National Defence in order to meet our defence priorities, including our continental defences, commitments to our allies, and for investments in equipment and technology to immediately increase the capabilities of the Canadian Armed Forces.

Supporting Culture Change in the Canadian Armed Forces

Those who serve Canada with our flag on their shoulder contend with enough risks to their safety. Their workplace should not be one of them.

On December 13, 2021, the Minister of National Defence, Chief of the Defence Staff, and the Deputy Minister of National Defence delivered a formal, public apology to all current and former Defence Team members and Veterans who have been affected by sexual assault, sexual harassment, and discrimination based on sex, gender, gender identity or sexual orientation.

Together, the government and Canadian Armed Forces are working to create a culture that ensures every member serves in an environment where they feel safe, protected, and respected.

Budget 2022 proposes to provide $100.5 million over six years, starting in 2021-22, with $1.7 million in remaining amortization, and $16.8 million ongoing to: strengthen leadership in the Canadian Armed Forces; modernize the military justice system; bring into force the Declaration of Victims Rights as set out in the National Defence Act; undertake engagement and consultation on culture change; and enhance restorative services, including dispute resolution and coaching services. Of this amount, $3 million over three years, starting in 2021-22, will be sourced from existing resources.

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Budget 2022 also proposes to provide $144.3 million over five years, starting in 2022-23, and $31.6 million ongoing to expand the Canadian Armed Forces’ health services and physical fitness programs to be more responsive to women and gender-diverse military personnel.

This builds on funding from Budget 2021 of $236.2 million over five years, starting in 2021-22, and $33.5 million ongoing for the Department of National Defence and Veterans Affairs Canada to support efforts to eliminate sexual misconduct and gender-based violence in the military and support survivors.

Enhancing Canada’s Cyber Security

Budget 2018 announced an action plan to implement Canada’s first comprehensive National Cyber Security Strategy. That strategy is now working to keep Canadians safe from evolving cyber security threats that target Canadians, Canadian businesses, and our critical infrastructure. The Communications Security Establishment (CSE) works to protect Canada from cyber threats, including those that come from foreign actors. But as Canadians grow more dependent on digital systems, the potential consequences of cyber incidents continue to increase, and Canada needs to be ready.

Budget 2022 proposes to provide $875.2 million over five years, beginning in 2022-23, and $238.2 million ongoing for additional measures to address the rapidly evolving cyber threat landscape. These measure include:

●	$263.9 million over five years, starting in 2022-23, and $96.5 million ongoing to enhance CSE’s abilities to launch cyber operations to prevent and defend against cyber attacks;

●	$180.3 million over five years, starting in 2022-23, and $40.6 million ongoing to enhance CSE’s abilities to prevent and respond to cyber attacks on critical infrastructure;

●	$178.7 million over five years, starting in 2022-23, and $39.5 million ongoing to expand cyber security protection for small departments, agencies, and Crown corporations; and

●	$252.3 million over five years, starting in 2022-23, and $61.7 million ongoing for CSE to make critical government systems more resilient to cyber incidents.

Canadian academics are some of the leading researchers in important emerging and disruptive technologies, including quantum computing and artificial intelligence. This expertise can be leveraged to ensure Canada’s security and intelligence community stay one step ahead of our adversaries.

Budget 2022 proposes to provide $17.7 million over five years, starting in 2022-23, and $5.5 million thereafter until 2031-32 for CSE to establish a unique research chair program to fund academics to conduct research on cutting-edge technologies relevant to CSE’s activities. Researchers awarded the grants will split their time between peer-reviewed publishable research and classified research at CSE.

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5.2 Supporting Ukraine

Canada condemns in the strongest possible terms Russia’s cruel and illegal invasion of Ukraine. Canadians stand with the brave people of Ukraine as they fight for their lives, for their sovereignty, for their democracy, and for our own.

Canada is a reliable and long-standing partner of Ukraine. In 1991, Canada became the first Western country to recognize Ukraine’s independence. Since then, the relationship between our two countries has been strengthened by deep people-to-people ties, rooted in the Ukrainian-Canadian community, and by our shared belief in democracy and the importance of the rules-based international order.

In the face of Russia’s invasion, Canada has continued to send lethal and non-lethal aid to support Ukraine’s heroic defence. Including new measures proposed in Budget 2022, Canada has announced more than $1.2 billion in direct contributions in support of Ukraine and its people in 2022, in addition to an offer of up to $1.6 billion in loan support for the Ukrainian government. This support has helped respond to the humanitarian crisis, and ensure that the Ukrainian government can continue to provide essential services.

Canada is also examining opportunities to enhance our diplomatic capacity in Eastern Europe, to be ready to assist as the repercussions of this conflict reverberate through the region.

Bolstering Ukraine’s Fight for Freedom

On January 26, 2022, Canada announced the expansion of Operation UNIFIER, the Canadian Armed Forces mission to provide military training and support to Ukrainian forces. Since 2015, Canada has trained nearly 33,000 Ukrainian military and security personnel.

The federal government has also announced more than $90 million in military aid, and is providing military aid—both lethal and non-lethal—to support Ukraine in its efforts to defend its sovereignty. In partnership with our allies, Canada is also sharing intelligence and providing support to enhance Ukraine’s cyber security.

Budget 2022 proposes to provide an additional $500 million in 2022-23 to provide further military aid to Ukraine.

Holding Russia Accountable

In response to Russia’s illegal invasion, Canada and our allies have swiftly imposed the strongest sanctions ever inflicted on a major economy. In threatening both Ukraine’s independence and the rules-based international order, President Putin and his hangers-on have been personally sanctioned, Russia’s major financial institutions and sovereign wealth funds have been cut out of the global economy, and the assets of Russia’s Central Bank have been frozen.

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Since Russia’s invasion of Crimea in 2014, Canada has sanctioned more than 1,000 individuals and entities to prevent their access to Canada’s economy. In partnership with our allies, Canada has formed the Russian Elites, Proxies, and Oligarchs (REPO) Taskforce and committed federal resources to work with our partners, both foreign and domestic, to target the assets and ill-gotten gains of Russia’s elites and those who act on their behalf. This includes the use of resources to identify, freeze, and seize assets to ensure that sanctioned individuals and entities are no longer able to access their resources and wealth abroad.

Budget 2022 announces the government’s intent to clarify the ability of the Minister of Foreign Affairs to cause the forfeiture and disposal of assets held by sanctioned individuals and entities to support Canada’s participation in the REPO Taskforce.

On March 2, 2022, Canada became the first country to revoke the Most- Favoured-Nation trade partner status of both Russia and Belarus—an enabler of Russia’s invasion—under the Customs Tariff. This effectively imposed a 35 per cent tariff on virtually all goods from those two countries, placing them in a category previously occupied only by North Korea. Since then, several countries have followed Canada’s lead and implemented their own measures. We have also banned Russian-owned ships from Canadian ports and international waters, banned Russian-owned aircraft from entering Canadian airspace, and we were the first to announce a ban on imports of Russian petroleum products.

Canada is also taking every opportunity to isolate Russia at multilateral institutions, including through international financial institutions, and supports efforts by these organizations to suspend operations and programming in both Russia and Belarus.

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Supporting Ukrainians Through the Crisis

To date in 2022, Canada has committed $145 million in humanitarian assistance, and $35 million in development assistance to provide direct support to Ukrainians who have been affected by the illegal Russian invasion. This includes $30 million that matched the donations of individual Canadians. However, we know that more needs to be done to help Ukraine continue to provide essential services to its people.

Canada has already offered a total of $620 million in loans this year to support Ukraine’s financial stability, economic resilience, and governance reforms.

Canada is providing additional support through our shareholdings in key international financial institutions, including the International Monetary Fund, the World Bank, and the European Bank for Reconstruction and Development. Since the onset of the invasion, these three institutions have together committed more than $5.6 billion to support Ukrainians.

Budget 2022 announces that Canada will offer up to $1 billion in new loan resources to the Ukrainian government through a new Administered Account for Ukraine at the International Monetary Fund (IMF) so that the government can continue to operate. Canada worked with the government of Ukraine, the IMF, and other member countries to develop this facility and encourage allies and partners to participate.

A Safe Haven for Ukrainians

On March 3, 2022, Canada announced two new immigration streams for Ukrainians fleeing Russia’s invasion.

●

The Canada-Ukraine Authorization for Emergency Travel was launched on March 17, 2022. With this authorization, Ukrainians and their immediate family members of any nationality may stay in Canada as temporary residents for up to three years. The government also recently announced that additional supports, such as language training and orientation services, will be available to help these Ukrainians settle into their new communities.

●

The federal government is also developing a special permanent residence stream for Ukrainian immediate and extended family members of Canadian citizens and permanent residents. This will support Ukrainians who wish to reunite with their family and start a new life in Canada.

All Ukrainians who come to Canada as part of these measures will be eligible to apply for open work permits, making it easier for employers to quickly hire Ukrainian nationals looking to find work. The government will also issue open work permits to Ukrainian visitors, workers, and students who are currently in Canada and cannot safely go home.

Canada’s Leadership in the World    139

The government has provided new funding of $111 million over five years, with $6 million in future years, to implement these new immigration measures. This funding will help to set up the new immigration pathways, expedite the processing of applications, and provide support to Ukrainians once they arrive in Canada.

5.3 Standing Up for Democracy, Transparency, and the Rule of Law

The rules-based international order is built upon a shared commitment to democracy and the rule of law. However, those values are being challenged by hostile forces, including state actors like Russia, criminal organizations, and the wilful purveyors of disinformation that threaten public institutions.

At the Summit for Democracy in December 2021, Canada announced that it will pursue an ambitious agenda to better support good governance around the world, and provide fast and flexible support to fragile or emerging democracies.

As that important work continues, Canada remains resolute in its commitment to push back against the forces that challenge the rules-based international order. In Budget 2022, the federal government is proposing to further strengthen democratic institutions and the rule of law, both in Canada and around the world, including potentially through legislation.

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime

Money laundering and terrorist financing threaten Canadians’ safety, the integrity and stability of our financial sector, and the broader Canadian economy. Ensuring that Canada has the ability to detect these threats through a comprehensive AML/ATF Regime, as well as an equal ability to catch and prosecute these offences is vital to protecting Canadians and safeguarding the rule of law in an increasingly complex financial world.

Fulfilling this commitment will involve a number of steps. First, the federal government is working to bring into force new regulations that extend AML/ ATF obligations to payment service providers and crowdfunding platforms. This will ensure that these businesses are required to monitor and report all instances of suspicious activity that may involve attempted money laundering or terrorist financing.

The federal government is also developing legislative changes to, among other things, strengthen the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, the Criminal Code, and other legislation to enhance the ability of authorities to detect, deter, investigate, and prosecute financial crimes and ensure the government is well placed to manage current and emerging threats outside of the scope of the current AML/ATF Regime.

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Further, the government will conduct a comprehensive review of the AML/ ATF Regime, and additional legislative proposals will be brought forward over the coming months to address identified gaps including ensuring that the government has the tools necessary to preserve financial integrity and economic security, as necessary.

Budget 2022 proposes to provide $89.9 million over five years, and $8.8 million ongoing, to support the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). This amount represents a 24 per cent funding increase to FINTRAC’s budget and a 13 per cent increase in new staff. This increased capacity will enable FINTRAC to implement new anti-money laundering and anti-terrorist financing requirements for crowdfunding platforms and payment service providers; support the supervision of federally regulated financial institutions; continue to build expertise related to virtual currency; modernize its compliance functions; and update its financial management, human resources, intelligence, and disaster recovery systems.

To bolster Canada’s ability to quickly respond to complex and fast-moving cases of financial crime, Budget 2022 announces the government’s intent to establish a new Canada Financial Crimes Agency, which will become Canada’s lead enforcement agency in this area. Budget 2022 proposes to provide $2 million to Public Safety Canada in 2022-23 to undertake initial work to develop and design the new agency, with further details to be announced in the 2022 fall economic and fiscal update.

Implementing a Publicly Accessible Beneficial Ownership Registry

Anonymous Canadian shell companies can be used to conceal the true ownership of assets, including businesses and expensive property. This also makes them vulnerable to misuse for illegal activities, including money laundering, corruption, and tax evasion. These anonymous corporations can also be used to avoid sanctions and the tracing and freezing of financial assets. To counter this, authorities need access to timely and accurate information about the true ownership of these entities.

To this end, the government is accelerating by two years its commitment to amend the Canada Business Corporations Act to implement a public and searchable beneficial ownership registry, which will now be accessible before the end of 2023. The registry will cover corporations governed under the aforementioned Act and will be scalable to allow access to the beneficial ownership data held by provinces and territories that agree to participate in a national registry. Legislative proposals will be forthcoming as part of the Budget Implementation Act.

Canada’s Leadership in the World    141

As part of its ongoing efforts to improve beneficial ownership transparency, the government intends to work with provincial and territorial partners to advance a national approach to a beneficial ownership registry of real property, similar to other countries, including the United Kingdom.

To ensure that corporate data provided to the registry is accurate and timely, the government will also examine approaches that support the validation and verification of the information in the registry.

The government will engage provincial and territorial governments at the earliest opportunity to advance a national approach to beneficial ownership transparency.

Combatting Misinformation and Disinformation

In Canada and around the world, misinformation can quickly spread and erode the trust that people have in public institutions.

Foreign threats to democracy—including state-sponsored disinformation, which is misinformation that is deliberately targeted to deceive people—have continued to grow amidst rising geopolitical tensions, a global pandemic, and the rapid evolution of technology.

At the G7 Summit in Charlevoix, Quebec, Canada led the establishment of the G7 Rapid Response Mechanism as a coordinated effort with our allies to confront the threat of disinformation and protect G7 democracies from foreign threats. Since then, the program has played a key role in detecting and identifying foreign interference and state-sponsored disinformation against democracies and also in monitoring federal elections in Canada.

●	Budget 2022 proposes to provide $13.4 million over five years, starting in 2022-23, with $2.8 million ongoing to Global Affairs Canada to renew and expand the G7 Rapid Response Mechanism.

The government will also continue its work to combat misinformation, which includes supporting research at public institutions; ongoing cyber activities to protect Canadians against disinformation; and expanding its efforts into important new areas.

Budget 2022 proposes to provide $10 million over five years, starting in 2022-23, with $2 million ongoing for the Privy Council Office to coordinate, develop, and implement government-wide measures designed to combat disinformation and protect our democracy.

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5.4 Providing International Assistance

Now, more than ever, it is critical that Canada work to build a safer, more stable, and more prosperous world for all. Canada has an important role to play in promoting and strengthening democracy and human rights, and ensuring that, through our Feminist International Assistance Policy, we do our part to improve the lives of women, girls, and vulnerable populations around the world.

The significant challenges facing the international community require strong, united responses from the world’s leading democracies. That is why Canada has continued to maintain high levels of international assistance, with our International Assistance Envelope expenditures reaching a record total of more than $7.6 billion on a cash basis in 2020-21.

Canada has provided significant investments to support the global response to COVID-19; doubled our commitment to help low- and middle-income countries mitigate and adapt to climate change; and provided financial support through the World Bank and International Monetary Fund to help vulnerable countries cope with new crises.

Through Budget 2022, Canada will continue to enhance our assistance efforts, with a focus on bringing an end to the COVID-19 pandemic and strengthening global health security.

Chart 5.2 shows growth going forward, and the government is committed to increasing international assistance funding towards 2030.

Chart 5.2

Canada's International Assistance Envelope: Actual Expenditures and Projected Spending

billions of dollars, cash basis
9
8
7
6
5
4
3
2
1
0
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22*
2022-23*

Source: Statistical Reports on International Assistance, 2015-16 to 2020-21; International Assistance Envelope tracking for 2021-22 and 2022-23.

*Figures for 2021-22 and 2022-23 are forecasts. 2022-23 figures include Budget 2022 decision to provide an additional $732 million for the Access to COVID-19 Tools Accelerator. 2022-23 figures do not include sunsetting elements that have not yet been renewed.

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Leading in the Global Fight Against COVID-19

As we have seen over the past two years, COVID-19 knows no borders. Since February 2020, Canada has committed more than $2.7 billion in international assistance to fight the pandemic, including a contribution of more than $1.3 billion to the Access to COVID-19 Tools Accelerator (ACT-A)—a global effort to improve equitable access to COVID-19 vaccines, tests, and treatments. This made Canada one of only six countries to meet or exceed the independently assessed voluntary contribution target for the ACT-A’s 2020-21 funding cycle.

Budget 2022 proposes to provide $732 million in 2022-23 to Global Affairs Canada to further support the efforts of the Access to COVID-19 Tools Accelerator. and to ensure that Canada continues to provide its fair share to global efforts to improve access to vaccines, therapeutics, and other tools to fight COVID-19. This will bring Canada’s total contribution to the Access to COVID-19 Tools Accelerator to more than $2 billion since the start of the pandemic.

Strengthening Global Health Security

Canada is a long-standing contributor to global health security, which is a shared challenge that requires strong and consistent collaboration between countries around the world.

Budget 2022 proposes to provide an additional $296 million over four years, starting in 2023-24, and $74 million ongoing, to Global Affairs Canada to help support efforts to address global health security priorities, such as infectious disease prevention and response.

In 2019, the government committed to increase annual global health spending from $1.1 billion to $1.4 billion by 2023-24. With this additional support, Canada will exceed this commitment, spending nearly $1.5 billion towards global health in 2023-24.

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Chapter 5

Canada’s Leadership in the World

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

5.1. Reinforcing our National Defence	0	224	1,204	1,718	1,906	2,183	7,235

Reinforcing our Defence Priorities	0	100	1,025	1,475	1,625	1,875	6,100

Supporting Culture Change in the Canadian Armed Forces	1	38	49	52	53	53	245

Less: Funds Sourced From Existing Departmental Resources	-2	-1	0	0	0	0	-3

Less: Year-Over-Year Reallocation of Funding	1	-1	0	0	0	0	0

Enhancing Canada’s Cyber Security – Addressing the Cyber Threat Landscape	0	88	128	187	223	249	875

Enhancing Canada’s Cyber Security – Cutting-Edge Research for the Security and Intelligence Community	0	1	1	4	6	6	18

5.2. Supporting Ukraine	0	689	137	110	2	2	940

Expansion of Operation UNIFIER[1]	0	116	112	109	0	0	338

Less: Funds Sourced From Existing Departmental Resources	0	-5	-2	-2	0	0	-9

Bolstering Ukraine’s Fight for Freedom	0	500	0	0	0	0	500

Humanitarian Assistance in Ukraine[2]	45	75	0	0	0	0	120

Less: Funds Sourced From Existing International Assistance Envelope – Crisis Pool and other	-45	-75	0	0	0	0	-120

A Safe Haven for Ukrainians[3]	0	78	27	3	2	2	111

5.3. Standing Up for Democracy	0	28	37	23	14	14	115

Strengthening Canada’s AML/ATF Regime	0	23	33	18	9	9	92

Canada’s Leadership in the World    145

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Combatting Misinformation and Disinformation – G7 Rapid Response Mechanism[4]	0	2	3	3	3	3	13

Combatting Misinformation and Disinformation – Privy Council Office	0	2	2	2	2	2	10

5.4. Providing International Assistance	0	732	74	74	74	74	1,028

The Global Fight Against COVID-19	0	732	0	0	0	0	732

Strengthening Global Health Security	0	0	74	74	74	74	296

Additional Investments – Canada’s Leadership in the World	37	43	39	2	0	0	120

Renewal of Operation ARTEMIS	41	48	43	2	0	0	134

Less: Funds Sourced From Existing Departmental Resources	-4	-5	-5	0	0	0	-14

The mandate of Operation ARTEMIS, Canada’s military contribution to counter-terrorism and maritime security operations in the Middle East, was renewed for three years beginning August 1, 2021.

Chapter 5 - Net Fiscal Impact	37	1,716	1,491	1,927	1,996	2,272	9,438

  Note: Numbers may not add due to rounding.

   1Announced on January 26, 2022.

   2Announced $100 million on March 1, 2022 and $20 million on March 11, 2022.

  3Announced on March 3, 2022.

  4Announced on March 9, 2022.

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Chapter 6

Strong Public Health Care

6.1 A Stronger Health Care System	151

Dental Care for Canadians	152

Reducing the Backlogs of Surgeries and Procedures	152

Increasing Loan Forgiveness for Doctors and Nurses in Rural and Remote Communities	152

Researching the Long-Term Impacts of COVID-19	153

Improving Canada’s Dementia and Brain Health Research	153

Supporting the Centre for Aging and Brain Health Innovation	153

The Canada Health Transfer	154

6.2 Supporting Mental Health and Well-Being	155

Supporting Mental Well-Being With the Wellness Together Canada Portal	156

Addressing the Opioid Crisis	157

Better Mental Health Support for Black Federal Public Servants	157

6.3 Investing in Public Health	157

Strengthening Canada’s Ability to Detect and Respond to Public Health Events and Emergencies	158

Maintaining the National Emergency Strategic Stockpile	158

Piloting a Menstrual Equity Fund for Those in Need	158

Help for Canadians Who Want to Become Parents	159

Taxation of Vaping Products	159

Chapter 6

Strong Public Health Care

For more than two years, the COVID-19 pandemic has upended our lives, our economy, and our health care system. It has been the greatest public health challenge in more than a century, but historic federal investments in health care—and the dedicated work of health care workers across the country—helped Canada weather the darkest days of the pandemic.

A national effort to get Canadians vaccinated has resulted in Canada becoming one of the most highly vaccinated countries in the world—more than 85 per cent of eligible Canadians have received at least two doses. With the second lowest mortality rate in the G7, Canada’s collective response to the pandemic has saved thousands of lives.

If we remain vigilant—if we protect the most vulnerable and make sure we are prepared for any new outbreaks or variants that might arise—we can ensure Canada can live safely with COVID-19.

Now, more than ever, we need to strengthen our health care system and ensure that it delivers the care Canadians deserve. We need to increase the number of doctors and nurses. We need to keep expanding access to mental health care. We need to build on the successes of increased virtual care, so that Canadians can easily consult with a health care professional no matter where they live. And we need to make sure we have reliable, comparable health data.

As the federal government continues to work with provinces and territories on investing in health care, Budget 2022 takes immediate steps to reduce backlogs in surgeries and procedures, to make it easier for Canadians to access the mental health care they need, and to continue bolstering our health care system.

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Federal Health Care Support During the Pandemic

Since the start of the pandemic, the federal government has invested more than $69 billion, with more funding to be rolled out in future years, to lead a coordinated federal, provincial, and territorial response to fight COVID-19 and protect the health and safety of Canadians. Some of this funding includes:

✓	Over $17.6 billion to support vaccine procurement, deployment, and administration;

✓	Over $10 billion for testing, contact tracing, data management, and to support provinces and territories in securing rapid tests for Canadians;

✓	Over $12.8 billion for the procurement of personal protective equipment and medical equipment for our health and essential service sectors;

✓

$6.5 billion in top-ups to the Canada Health Transfer (CHT) for provinces and territories to support their pandemic responses, including $2 billion proposed in March 2022 to continue to address immediate pressures including backlogs in surgeries and procedures;

✓	Up to $4 billion through the 2020 Fall Economic Statement and Budget 2021 for provinces and territories to help keep seniors safe in long-term care;

✓

$2 billion in Budget 2021, and an additional $100 million proposed in the 2021 Economic and Fiscal Update, for the Safe Return to Class Fund to improve school ventilation, purchase personal protective equipment, and keep kids, teachers, and staff safe;

✓	$2 billion through the 2021 Economic and Fiscal Update to support the procurement of COVID-19 therapeutics, and the associated logistics and operational costs;

✓

$1.2 billion to provinces and territories through the Safe Restart Agreement to bolster health care capacity, support people experiencing mental health and substance use challenges, and provide more than $600 million for innovative mental health care for Canadians; and

✓	$35 million over four years for Prince Edward Island to advance the implementation of universal national pharmacare.

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Chart 6.1

Federal Investments in Health Support

billions of dollars
100
90
80
70
60
50
40
30
20
10
0
CHT
Bilateral agreements
COVID-19 health support
2012-13
2013-14
2014-15
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22

Note: Bilateral agreements include the 2017 agreements on home and community care and mental health and addictions services. COVID-19 health support includes relevant measures listed in Table A1.13.

Source: Department of Finance Canada.

6.1 A Stronger Health Care System

Canadians are proud of their publicly funded health care system, and justifiably so; it has saved thousands of lives over the last two years. However, the pandemic has also placed our health care system under enormous strain and worsened long-standing issues, like shortages of health care workers and the lack of access to primary care in communities across Canada.

The federal government is proposing significant measures to strengthen Canada’s health care systems, to reduce pandemic-related backlogs, and to increase the number of doctors and nurses in communities that need them most.

To ensure that no Canadian has to choose between the prescription drugs they need and putting food on the table, the federal government will also continue its ongoing work towards a universal national pharmacare program. This will include tabling a Canada Pharmacare bill and working to have it passed by the end of 2023, and then tasking the Canadian Drug Agency to develop a national formulary of essential medicines and bulk purchasing plan.

Strong Public Health Care    151

Dental Care for Canadians

Seeing a dentist is important for our health, but can be expensive. A third of Canadians do not have dental insurance, and in 2018, more than one in five Canadians reported avoiding dental care because of the cost.

Budget 2022 proposes to provide funding of $5.3 billion over five years, starting in 2022-23, and $1.7 billion ongoing, to Health Canada to provide dental care for Canadians. This will start with under 12-year-olds in 2022, and then expand to under 18-year-olds, seniors, and persons living with a disability in 2023, with full implementation by 2025. The program would be restricted to families with an income of less than $90,000 annually, with no co-pays for those under $70,000 annually in income.

Reducing the Backlogs of Surgeries and Procedures

As hospitals did everything they could to respond to surges in COVID-19 cases, Health Canada estimates that nearly 700,000 medical procedures were cancelled or delayed.

On March 25, 2022, the federal government announced its intention to provide provinces and territories with an additional $2 billion through a top-up to the Canada Health Transfer to address these backlogs. This will build on the $4 billion in support provided in 2020-21 as provinces and territories work towards eliminating the backlogs in surgeries and procedures, and on providing the health care that Canadians deserve.

Increasing Loan Forgiveness for Doctors and Nurses in Rural and Remote Communities

In part due to a shortage of doctors and nurses, far too many rural communities—like those in Nova Scotia and Newfoundland and Labrador—still lack the primary health care they need.

As one means of addressing this shortage, the federal government provides student loan forgiveness to doctors and nurses who work in underserved rural or remote communities, including in the North. In 2019-20, nearly 5,500 doctors and nurses benefited from the loan forgiveness program.

To help bring more health care workers to the communities that need them most, Budget 2022 proposes to provide $26.2 million over four years, starting in 2023-24, and $7 million ongoing, to increase the maximum amount of forgivable Canada Student Loans by 50 per cent. This will mean up to $30,000 in loan forgiveness for nurses and up to $60,000 in loan forgiveness for doctors working in underserved rural or remote communities.

In addition, the federal government will expand the current list of eligible professionals under the program, with details to be announced in the coming year. The government is also undertaking a review to ensure that the definition of rural communities under the program does not leave out certain communities in need.

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Researching the Long-Term Impacts of COVID-19

COVID-19 is still a new disease. Scientists and researchers have come a long way in their understanding of how to treat and prevent it, but we still need to better understand its long-term impacts on many Canadians and our health care system.

Budget 2022 proposes to provide $20 million over five years, starting in 2022-23, for the Canadian Institutes of Health Research to support additional research on the long-term effects of COVID-19 infections on Canadians, as well as the wider impacts of COVID-19 on health and health care systems.

Improving Canada’s Dementia and Brain Health Research

An estimated one in four Canadian seniors over the age of 85 are diagnosed with dementia. The effects on both those living with dementia and those who care for them can be devastating.

Budget 2022 proposes to provide $20 million over five years, starting in 2022-23, for the Canadian Institutes of Health Research to ramp up efforts to learn more about dementia and brain health, to improve treatment and outcomes for persons living with dementia, and to evaluate and address mental health consequences for caregivers and different models of care.

Supporting the Centre for Aging and Brain Health Innovation

The Centre for Aging and Brain Health Innovation, established in 2015 by

Baycrest Health Sciences, helps to accelerate innovative solutions in brain health and aging, including to address dementia. The Centre is a unique collaboration of health care, science, industry, not-for-profit and government partners whose aim is to help improve quality of life for the world’s aging population, allowing older adults of all backgrounds and abilities to age safely in the setting of their choice while maintaining their cognitive, emotional, and physical well-being.

Budget 2022 proposes to provide $30 million over three years, starting in 2022-23, to the Public Health Agency of Canada, for the Centre for Aging and Brain Health Innovation to help accelerate innovations in brain health and aging.

Strong Public Health Care    153

The Canada Health Transfer

The last two years have emphasized the need to fortify our health care system and ensure that the significant federal health transfers to provinces and territories are resulting in the better health care outcomes that Canadians deserve.

The federal government has supported, on average, 33 per cent of provincial and territorial health expenditures through cash and tax point transfers.

The Canada Health Transfer, which provides cash transfers to provinces and territories to support health care, increases in line with economic growth and is guaranteed to increase by at least 3 per cent each year.

In 2022-23, the Canada Health Transfer will provide provinces and territories with $45.2 billion in support—an increase of 4.8 per cent over the baseline for 2021-22. Thanks to Canada’s strong economic recovery, the Canada Health Transfer is projected to provide provinces and territories with $12 billion more in funding over the next five years than what was expected prior to the pandemic.

Chart 6.2
Pre- vs. Post-Pandemic Canada Health Transfer Forecast

billions of dollars
60
55
50
45
40
35
Pre-pandemic
Post-pandemic
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27

Note: Pre-pandemic forecast represents the CHT forecast from the 2019 *Economic and Fiscal Update*. Two additional years have been extrapolated based on the gross domestic product forecast used in the Update.

Sources: Department of Finance Canada calculations (December 2019 forecast and March 2022 forecast).

Over the course of the pandemic, roughly eight out of every ten dollars invested in Canada’s COVID-19 response have come from the federal government. Tens of billions of dollars in federal spending have helped keep Canadians safe, but they have also had a significant, positive impact on the public finances of provinces and territories.

154 Chapter 6

The federal government wants to ensure that any additional federal funding will improve Canada’s health care system. While Canada spends more of its gross domestic product (GDP) on health care than the Organisation for Economic Co-operation and Development (OECD) average—10.8 per cent vs. 8.8 per cent—the Commonwealth Fund ranks Canada behind peer countries, such as Switzerland, France, Germany, U.K., and Australia, in both access to care and in health care outcomes.

Any conversation between the federal government and the provinces and territories will focus on delivering better health care outcomes for Canadians. To strengthen our public health care, the federal government will remain focused on advancing the priorities of Canadians, including increased access to primary and mental health care; long-term, home, and community care; dental care; and the effective use of high quality data and digital systems. On the latter, the federal government will work with provinces and territories to ensure that our health care system is underpinned by health data that will support health care system improvements and Canadians’ access to their own personal health records.

6.2 Supporting Mental Health and Well-Being

Mental health challenges—just like physical health challenges—can affect anyone at any time. In any given year, one in five Canadians will experience some type of mental health issue or illness. Those challenges are greater, in particular, among youth, Indigenous peoples, Black and racialized Canadians, and members of the LGBTQ2 community.

The last two years have had a significant impact on Canadians’ mental health—half of all Canadians have reported that their mental health has worsened during the pandemic.

To help ensure that everyone can receive the care they need, the federal government will invest in identifying and expanding effective mental health interventions.

The government also intends to engage with provinces and territories to inform the development of a new Canada Mental Health Transfer that will support the expansion and delivery of high quality and accessible mental health services across Canada.

These investments will continue to build on the foundation laid in Budget 2021 to expand the delivery of high quality and accessible mental health services for Canadians across the country.

Strong Public Health Care    155

Budget 2021 Investments in Mental Health

Budget 2021 provided significant funding for mental health care, including:

● $100 million over three years, starting in 2021-22, to support the mental health of Canadians most affected by COVID-19;

•   $140 million over five years, starting in 2021-22, to cover the mental health care costs of veterans with post-traumatic stress disorder (PTSD), depressive, or anxiety disorders while their disability benefit application is being processed;

● $62 million in 2021-22 for the Wellness Together Canada portal;

● $45 million over two years, starting in 2021-22, to develop national standards for mental health care;

● $598 million over three years, starting in 2021-22, to support distinctions-based mental health and wellness strategies co-developed with Indigenous partners; and

● $50 million over two years, starting in 2021-22, to help those experiencing PTSD due to the pandemic.

Supporting Mental Well-Being With the Wellness Together Canada Portal

The federal government launched the Wellness Together Canada portal in April 2020 in response to the unprecedented rise in levels of stress, anxiety, and depression associated with the pandemic. Since then, more than two million people across Canada have accessed free information and support through the portal. Children and young people make up almost 50 per cent of users, and 42 per cent of texting users have identified themselves as LGBTQ2.

Budget 2022 proposes to provide $140 million over two years, starting in 2022-23, to Health Canada for the Wellness Together Canada portal so it can continue to provide Canadians with tools and services to support their mental health and well-being.

The Wellness Together Canada portal complements PocketWell, a free app launched in January 2022 that helps Canadians access free and confidential sessions with social workers, psychologists and other professionals, as well as other mental health and substance use prevention services from their phone.

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Addressing the Opioid Crisis

An increase in opioid-related overdoses and deaths since the beginning of the pandemic has devastated communities across Canada. Tragically, many jurisdictions reported a record number of opioid-related deaths in 2021.

Budget 2022 proposes to provide $100 million over three years, starting in 2022-23 to Health Canada for the Substance Use and Addictions Program to support harm reduction, treatment, and prevention at the community level.

This builds on the $116 million provided in Budget 2021 and $66 million in the 2020 Fall Economic Statement for the Substance Use and Addictions Program. The government continues to work closely with partners to provide a compassionate and evidence-based response to the crisis. Since 2017, the government has dedicated over $700 million to address the opioid overdose crisis.

Better Mental Health Support for Black Federal Public Servants

Black Canadians face distinct mental health challenges that can arise from structural racism and inequities in access to mental health care. The 2020 Public Service Employee Survey showed that Black federal public servants feel less included in the workplace—a key component of a healthy and safe work environment. The government is committed to supporting a more equitable, diverse, and inclusive workplace for Black public servants across the federal government.

Budget 2022 proposes to provide $3.7 million over four years, starting in 2022-23, to the Treasury Board of Canada Secretariat for Black-led engagement, design, and implementation of a Mental Health Fund for Black federal public servants.

6.3 Investing in Public Health

In Canada and around the world, the pandemic has highlighted the essential role of a strong public health system. In the years to come, it will be important to ensure that Canada’s public health system is prepared for any crisis it may face.

Investing in public health will mean a Canada that is safer, healthier, and better prepared. Budget 2022 includes investments to take stock of the important lessons learned over the last two years and to ensure that both our health and the well-being of our communities are protected.

Strong Public Health Care    157

Strengthening Canada’s Ability to Detect and Respond to Public Health Events and Emergencies

The COVID-19 pandemic has shown how important it is to be able to effectively anticipate and respond to public health risks that threaten the health and safety of Canadians. While the Public Health Agency of Canada has responded well throughout the pandemic, it is crucial to take immediate steps to improve our surveillance capabilities so we are better able to detect and respond to public health events and emergencies in the future.

To ensure Canada is better prepared to detect and act on public health threats, Budget 2022 proposes to provide $436.2 million over five years, starting in 2022-23, with $15.5 million in remaining amortization, to the Public Health Agency of Canada, to strengthen key surveillance and risk assessment capacities within the Agency. This will include supporting the real-time tracking of the evolution of viruses, monitoring the longer-term health impacts of COVID-19, and expanding risk assessment capacity and research networks for new strains of flu, emerging respiratory infections, and vaccine safety and effectiveness.

Maintaining the National Emergency Strategic Stockpile

The National Emergency Strategic Stockpile, managed by the Public Health Agency of Canada, contains critical supplies that provinces and territories can request in the event of an infectious disease outbreak, a natural disaster, or any other major public health event. For the last two years, the stockpile has played an important role in Canada’s response to COVID-19.

Budget 2022 proposes to provide $50 million in 2022-23 to the Public Health Agency of Canada to support the operations of the National Emergency Strategic Stockpile. Funding will be used to maintain and diversify key medical supply holdings, including personal protective equipment, to ensure that Canada can continue to quickly respond to public health events and other emergencies.

Piloting a Menstrual Equity Fund for Those in Need

Access to menstrual products is a basic necessity, but current barriers make it difficult for some women, girls, trans, and non-binary Canadians to fully participate in school, work, and society. The federal government is committed to addressing the barriers related to affordability and stigma that some Canadians face when accessing menstrual products.

Budget 2022 proposes to provide $25 million over two years, starting in 2022-23, for Women and Gender Equality Canada to establish a national pilot project for a Menstrual Equity Fund that will help make menstrual products available to Canadians in need.

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Help for Canadians Who Want to Become Parents

Across Canada, there are those who are facing challenges on their journey to become parents. Whether facing fertility issues, being part of a same-sex couple, or just wanting to be able to be a mom or a dad on their own terms, some Canadians rely on surrogacy and expensive procedures in order to build the family they dream of. But currently the Medical Expense Tax Credit is not available to those who need to pay medical expenses of others in order to become a parent.

Budget 2022 proposes to allow medical expenses related to a surrogate mother or a sperm, ova, or embryo donor that are incurred in Canada for 2022 and subsequent taxation years to be claimed. This would include costs that have been reimbursed to a surrogate for in vitro fertilization expenses.

Budget 2022 also proposes to allow fees paid to fertility clinics and donor banks in Canada in order to obtain donor sperm and ova to be eligible under the Medical Expense Tax Credit for 2022 and subsequent taxation years.

Taxation of Vaping Products

Vaping rates among young people in Canada remain high, and the federal government recognizes the potential risks that vaping products pose to them.

Budget 2022 proposes to implement the previously announced excise duty on vaping products, effective as of October 1, 2022. The proposed federal excise duty rate would be $1.00 per 2 mL, or fraction thereof, for containers with less than 10 mL of vaping liquid. For containers with more than 10 mL, the applicable federal rate would be $5.00 for the first 10 mL, and $1.00 for every additional 10 mL, or fraction thereof.

The federal government also invites its provincial and territorial counterparts to join a coordinated vaping taxation framework, under which an additional duty equal to the proposed federal rate would be applied. Total resulting revenues would be split between federal and provincial and territorial governments on a 50/50 basis. The overall tax burden on vaping products will be regularly reviewed to ensure that important public health objectives are being met.

Strong Public Health Care    159

Chapter 6

Strong Public Health Care

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

6.1. A Stronger Health Care System	2,000	313	624	1,227	1,517	1,715	7,396

Dental Care for Canadians	0	300	600	1,200	1,500	1,700	5,300

Reducing the Backlogs of Surgeries and Procedures[1]	2,000	0	0	0	0	0	2,000

Increasing Loan Forgiveness for Doctors and Nurses in Rural and Remote Communities	0	0	6	6	7	7	26

Researching the Long-Term Impacts of COVID-19	0	1	5	5	5	4	20

Improving Canada’s Dementia and Brain Health Research	0	1	3	5	5	5	20

Supporting the Centre for Aging and Brain Health Innovation	0	10	10	10	0	0	30

6.2. Supporting Mental Health and Wellbeing	0	104	104	34	1	0	244

Supporting Mental Well- Being with the Wellness Together Canada Portal	0	70	70	0	0	0	140

Addressing the Opioid Crisis	0	33	33	33	0	0	100

Better Mental Health Support for Black Federal Public Servants	0	1	1	1	1	0	4

6.3. Investing in Public Health	-646	80	62	43	-124	-129	-714

Strengthening Canada’s Ability to Detect and Respond to Public Health Events and Emergencies	0	78	173	173	6	6	436

Maintaining the National Emergency Strategic Stockpile	0	50	0	0	0	0	50

Less: Year-Over-Year Reallocation of Funding	-650	0	0	0	0	0	-650

Piloting a Menstrual Equity Fund for Those in Need	0	6	19	0	0	0	25

Help for Canadians Who Want to Become Parents	4	15	15	15	15	15	79

160 Chapter 6

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Taxation of Vaping Products	0	-69	-145	-145	-145	-150	-654

Additional Investments – Strong Public Health Care	-50	208	13	0	0	0	171

Canadian Food Inspection Agency COVID-19 Business Continuity Funding	0	20	0	0	0	0	20

Funding proposed for the Canadian Food Inspection Agency to maintain a reliable level of CFIA inspection services during the ongoing COVID-19 pandemic, ensuring continued access to safe food for Canadians and international market access for Canadian agricultural products.

Help Health Canada Finish the Fight Against COVID-19	0	50	0	0	0	0	50

Less: Year-Over-Year Reallocation of Funding	-50	0	0	0	0	0	-50

Funding proposed to support Health Canada’s continued response to the COVID-19 pandemic. This will allow Health Canada’s scientists and officials to continue to provide Canadians and the health care system with expedited access to vaccines, therapeutics, tests and other health products and information critical for diagnosing, treating, and preventing the spread of the virus.

Making Service Canada Centres Safe and Secure	0	30	0	0	0	0	30

Funding proposed for Employment and Social Development Canada to continue to offer in-person services at Service Canada centres during the COVID-19 pandemic while implementing necessary public health precautions. This is particularly important for vulnerable segments of the population who rely more heavily on in-person services, especially youth, newcomers, racialized communities, and individuals without reliable access to the internet.

Preventing the Spread of COVID-19 in Correctional Facilities	0	65	13	0	0	0	77

Funding proposed for the Correctional Service of Canada to continue its actions to limit the spread of COVID-19 within federal correctional institutions and keep inmates and staff safe.

Maintaining the ArriveCAN Application	0	25	0	0	0	0	25

Funding proposed for the Canada Border Services Agency to support the maintenance of the ArriveCAN application.

Continued Support for the Canadian Proof of Vaccination Credential	0	18	0	0	0	0	18

Funding proposed for the Public Health Agency of Canada to continue to work with provincial and territorial governments, and with international partners, to ensure that the Canadian Proof of Vaccine Credential remains valid, secure, and accessible to Canadians

Chapter 6 - Net Fiscal Impact	1,304	705	804	1,304	1,394	1,586	7,097

  Note: Numbers may not add due to rounding.

   1Announced March 25, 2022.

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Chapter 7

Moving Forward on Reconciliation

7.1 Addressing Past Harms and Discrimination Related to Indigenous Children and Families	167

Supporting First Nations Children Through Jordan’s Principle	168

Implementing Indigenous Child Welfare Legislation	169

Addressing the Shameful Legacy of Residential Schools	170

7.2 Supporting Strong and Healthy Communities	171

Improving Health Outcomes in Indigenous Communities	171

Distinctions-based Mental Health and Wellness	172

First Nations Elementary and Secondary Education	172

Clean Drinking Water and Better Infrastructure for First Nations Communities	172

Investing in Housing for Indigenous Communities	174

7.3 Advancing Self-Determination and Prosperity	174

Implementing the United Nations Declaration on the Rights of Indigenous Peoples Act	175

Legislative Changes to Support Self-Determination	175

Indigenous Climate Leadership	176

Partnering with Indigenous Peoples in Natural Resource Projects	176

Indigenous Economic Participation in Trans Mountain	177

Supporting Indigenous Businesses and Community Economic Development	177

Advancing Tax Jurisdiction for Indigenous Governments	178

Chapter 7

Moving Forward on Reconciliation

The federal government is committed to a renewed nation-to-nation relationship with Indigenous peoples based on recognition of rights, respect, truth, co-operation, and partnership.

Since 2015, the federal government has been guided by the principle that Indigenous nations are self-determining, self-governing, and rightfully aspire to having strong and healthy communities. Historic investments have been made to support Indigenous priorities and their path to self-determination. These investments are building progress to address the inequalities that exist between Indigenous and non-Indigenous peoples in Canada. But there is more work to be done and the federal government will continue to be there to work alongside Indigenous peoples to address historic injustices.

The government continues to work with Indigenous peoples to improve housing infrastructure, to support education and child care, to take action on the tragedy of missing and murdered Indigenous women and girls, and to respond to the Truth and Reconciliation Commission’s Calls to Action.

With the help of $5.3 billion in new funding announced since 2015, 131 long-term drinking water advisories have been lifted on reserve as of March 21, 2022, and 212 short-term drinking water advisories have been prevented from becoming long-term. The federal government remains committed to ensuring all First Nations communities have access to clean drinking water.

Chart 7.1

As of March 21, 2022, 131 long-term drinking water advisories have been lifted since 2015

LTDWAs added
LTDWAs lifted
3
4
10
17
13
19
10
38
6
9
13
11
7
28
3
5
2015
2016
2017
2018
2019
2020
2021
2022

Source: Indigenous Services Canada

Moving Forward on Reconciliation    165

The federal government has also co-developed key legislation that affirms Indigenous rights related to Indigenous languages and child welfare. The United Nations Declaration on the Rights of Indigenous Peoples Act, which became law in June 2021, provides a framework to uphold Indigenous rights, both now and in the future. In the 2021 Economic and Fiscal Update, the government provisioned $40 billion to compensate for past harms experienced through the child and family services system and to support long-term program reforms that will ensure no child faces discrimination again.

Building on this foundation, Budget 2022 proposes to invest an additional $11 billion over six years to continue to support Indigenous children and families, and to help Indigenous communities continue to grow and shape their futures.

Chart 7.2

Support for Indigenous Peoples (Actual and Projected)

Indigenous Investments 2015-16 to 2022-23

billions of dollars
28
27
26
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
First Nations Child and Family Services Program Reform (CHRT)
Projected Expenditures
Expenditures (Public Accounts of Canada)
Historical Growth Rate
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21
2021-22
2022-23

This figure does not include $20 billion in proposed compensation to address harms caused by the First Nations Child and Family Services Program and for delays or denials in needed children's services (as announced in the 2021 *Economic and Fiscal Update*).

The $20 billion previously announced to respond to orders from the Canadian Human Rights Tribunal and support long-term reforms to the First Nations Child and Family Services Program is over five years, starting in 2022-23 through to 2026-27.

Sources: Public Accounts of Canada; Department of Finance Canada.

166 Chapter 7

Key Ongoing Actions

Budget 2021 provided $18 billion in new investments to support Indigenous peoples and Indigenous communities, including a range of measures that are delivering important benefits in 2022-23:

✓	$6 billion over five years to support community infrastructure projects in Indigenous communities, including the launch of the $4.3 billion Indigenous Community Infrastructure Fund;

✓	$1.04 billion from the $4.3 billion Indigenous Community Infrastructure Fund to support water and wastewater systems on reserve;

✓

$1.4 billion over five years to maintain and transform essential health care services for First Nations and Inuit, including funding to support First Nations communities’ reliable access to clean water.

✓	$2.2 billion over five years to respond to the tragedy of missing and murdered Indigenous women and girls;

✓	$1 billion over five years to help keep families together and reduce the number of children in care;

✓	$2.5 billion over five years to build on the distinctions-based approach to Indigenous early learning and child care, including before- and after-school care on reserve;

✓	$1.2 billion over five years to invest in the future of First Nations children by strengthening elementary and secondary education; and

✓	$2.7 billion over ten years in funding for core programs and services provided through ten-year grants to ensure funding keeps pace with the needs of First Nations.

7.1 Addressing Past Harms and Discrimination Related to Indigenous Children and Families

Indigenous children are the future leaders of both their communities and Canada, but generations of children were robbed of the chance to grow up surrounded by their loved ones, language, and culture—whether due to the tragedy of residential schools, or as a result of child welfare services. Canada has acknowledged the harms suffered and has begun the process of compensating the survivors of this shameful legacy, starting with the Indian Residential Schools Settlement Agreement and similar settlements for survivors of the Sixties Scoop and Federal Indian Day Schools.

Moving Forward on Reconciliation    167

Canada also continues to work with partners to finalize settlements that will deliver on the historic $40 billion agreements-in-principle announced on January 4, 2022. Once final, these settlements will provide compensation for First Nations children on reserves and in Yukon who were removed from their homes, and those impacted by the government’s narrow definition of Jordan’s Principle, including for their parents and caregivers. They will also achieve long-term reform of the First Nations Child and Family Services program and a renewed approach to Jordan’s Principle to eliminate discrimination and prevent it from recurring.

Budget 2022 continues the work of addressing the legacy of harms to Indigenous children and families with additional investments of more than $4.7 billion to support communities as they cope with their past and build a future where Indigenous children can thrive.

Supporting First Nations Children Through Jordan’s Principle

The federal government is committed to eliminating the systemic barriers that prevent First Nations children from accessing services and support they need to thrive. Jordan’s Principle is a vital part of this work, helping to ensure that all First Nations children can access the health, social, and educational services they need, when they need them. Since 2016, the government has committed nearly $2.4 billion towards meeting the needs of First Nations children through Jordan’s Principle.

Budget 2022 proposes to provide $4 billion over six years, starting in 2021-22, to ensure First Nations children continue to receive the support they need through Jordan’s Principle. This funding will also support long-term reforms to improve the implementation of Jordan’s Principle.

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Honouring Jordan River Anderson

Jordan’s Principle is named in memory of Jordan River Anderson, a young boy from Norway House Cree Nation in Manitoba. He was born in 1999 with multiple disabilities and stayed in the hospital from birth.

When he was two years old, doctors said Jordan could move to a special home for his medical needs. However, different orders of government in Canada fund different services for First Nations children. The federal and provincial governments could not agree on who would pay for his home-based care, and because of their dispute, Jordan stayed in hospital until he passed away at the age of five.

In his memory, the House of Commons passed a motion in support of Jordan’s Principle in 2007. Jordan’s Principle was a commitment that First Nations children would be able to receive the services and supports they need, when they need them—payments would be worked out later.

The government is working to reach a final agreement with First Nations representatives on how to support First Nations children for generations to come.

This is the legacy of Jordan River Anderson.

Implementing Indigenous Child Welfare Legislation

The government is committed to addressing the over-representation of Indigenous children and youth in care. An Act respecting First Nations, Inuit and Métis children, youth and families came into force on January 1, 2020, and is an important step towards meaningfully addressing disparities in the child and family services system. In 2021, the Cowessess First Nation in Saskatchewan became the first community to sign a Coordination Agreement, reclaiming jurisdiction over their child welfare system and the right to make decisions about what is best for their children and families.

Many more Indigenous communities are taking the steps they need to do the same. Investments in Indigenous-led solutions are required to both reduce the number of children in care, and to keep Indigenous children and youth connected to their families, their communities, and their culture. Budget 2022 proposes important funding to support the Act’s implementation and affirm Indigenous jurisdiction over child and family services.

Budget 2022 provides $340.8 million over ten years, starting in 2021-22, to support Wabaseemoong Independent Nations’ exercise of jurisdiction.

Budget 2022 also proposes to provide $87.3 million over three years, starting in 2022-23, to enable Indigenous communities to continue to work with the federal government and the provinces and territories to support the implementation of Indigenous child welfare laws.

Moving Forward on Reconciliation    169

Addressing the Shameful Legacy of Residential Schools

The country was shaken following the multiple discoveries of unmarked burial sites at former residential schools over the past year, which are reminders of the shameful legacy of residential schools and colonialism.

The announcements of these mass burial sites have brought up painful memories, and triggered suppressed traumas within Indigenous communities. Survivors and their families have experienced an increased need for emotional and cultural support. The federal government will continue to be there to support communities as they respond to and heal from intergenerational trauma and the ongoing impact of residential schools. Addressing the legacy of residential schools will take time, and Canada will undertake this work in partnership with Indigenous people and communities.

Budget 2022 proposes to provide $209.8 million over five years, starting in 2022-23, to Crown-Indigenous Relations and Northern Affairs Canada to increase the support provided to communities to document, locate, and memorialize burial sites at former residential schools; to support the operations of and a new building for the National Centre for Truth and Reconciliation; and to ensure the complete disclosure of federal documents related to residential schools.

Budget 2022 also proposes $10.4 million over two years, starting in 2022-23, to Justice Canada to support the appointment of a Special Interlocutor who will work collaboratively with Indigenous peoples and make recommendations for changes to strengthen federal laws and practices to protect and preserve unmarked burial sites.

Budget 2022 also proposes $5.1 million over five years, starting in 2022-23, to Public Safety Canada to ensure the Royal Canadian Mounted Police can support community-led responses to unmarked burial sites.

Budget 2022 also proposes $25 million over three years, starting in 2022-23, to Library and Archives Canada to support the digitization of millions of documents relating to the federal Indian Day School System, which will ensure survivors and all Canadians have meaningful access to them.

Budget 2022 also proposes to provide $25 million over three years, starting in 2022-23, to Parks Canada to support the commemoration and memorialization of former residential schools sites.

170 Chapter 7

7.2 Supporting Strong and Healthy Communities

Budget 2021 announced historic investments to support Indigenous communities. However, making good on the government’s commitments to close gaps between Indigenous and non-Indigenous peoples in Canada, and building strong and resilient Indigenous communities will require sustained focus and effort.

Bolstered by previous investments, Budget 2022 seeks to shore up the foundations necessary for healthy communities, including housing and clean drinking water. It also seeks to address ongoing health and mental wellness challenges by ensuring continued access to culturally-appropriate services that meet the unique needs of Indigenous peoples and communities. Proposed investments will also strengthen First Nations control over elementary and secondary education on reserve.

Improving Health Outcomes in Indigenous Communities

As Canada comes through the pandemic, the government will continue making high-quality and culturally-relevant health care, free from discrimination, a reality for Indigenous peoples. This remains a significant task, but work is already underway with Indigenous partners and the provinces and territories to co-develop distinctions-based Indigenous health legislation and ensure health services are responsive to the distinct needs of all Indigenous people, no matter where they live.

Budget 2022 proposes to invest $268 million in 2022-23 to continue to provide high-quality health care in remote and isolated First Nations communities on-reserve.

Indigenous communities continue to face unique challenges in responding to COVID-19. Budget 2022 proposes to invest an additional $190.5 million in 2022-23 to Indigenous Services Canada for the Indigenous Community Support Fund to help Indigenous communities and organizations mitigate the ongoing impacts of COVID-19.

Moving Forward on Reconciliation    171

Distinctions-based Mental Health and Wellness

Addressing the unique and deeply rooted traumas of First Nations, Inuit, and Métis communities—which include intergenerational trauma; overt and systemic racism and discrimination; and social and economic inequality—requires a distinctions-based approach to mental health and wellness that is developed and delivered by Indigenous peoples.

Budget 2022 proposes to provide $227.6 million over two years, starting in 2022-23, to maintain trauma-informed, culturally-appropriate, Indigenousled services to improve mental wellness, and to support efforts initiated through Budget 2021 to co-develop distinctions-based mental health and wellness strategies.

First Nations Elementary and Secondary Education

Education is key to a strong start in life. In 2019, the federal government implemented a new co-developed policy and funding approach to help ensure First Nations children living on reserve receive a high-quality education that meets their unique needs. Since then, First Nations education systems have benefited from more than $3.8 billion in investments.

Budget 2022 proposes to invest an additional $310.6 million over 5 years to support better student outcomes through a Regional Education Agreement with the First Nations Education Council, which includes 22 member communities in Quebec.

Clean Drinking Water and Better Infrastructure for First Nations Communities

Working with First Nations communities to support sustainable access to safe drinking water is at the heart of the federal government’s commitment to Indigenous peoples. Since 2015, the government has invested $5.3 billion to build and repair water and wastewater infrastructure and support the effective management and maintenance of water systems.

With the support of these investments, since 2015, First Nations have lifted 131 long-term drinking water advisories on public systems on reserves as of March 21, 2022 and initiatives are underway to resolve the remaining 34. In addition, 212 short-term drinking water advisories have been lifted before becoming long-term.

172 Chapter 7

To accelerate progress to end long-term drinking water advisories and continue addressing critical infrastructure gaps in First Nations communities on reserve:

Budget 2022 proposes to provide $398 million over two years, starting in 2022-23, to Indigenous Services Canada to support community infrastructure on reserve, of which at least $247 million will be directed toward water and wastewater infrastructure.

Budget 2022 proposes to provide Indigenous Services Canada with $173.2 million over ten years, starting in 2022-23, to support the transfer of water and wastewater services in 17 communities to the Atlantic First Nations Water Authority. By putting service delivery into the hands of communities themselves, this first-of-its-kind, First Nations-led initiative will help chart the path to self-determination, while strengthening the management of water and wastewater infrastructure on reserves.

Ensuring lasting drinking water and wastewater infrastructure requires a modern and effective regulatory regime. To this end, the government affirms its commitment to repeal the Safe Drinking Water for First Nations Act that has been in place since 2013 and does not meet the needs of First Nations. The federal government will work with First Nations to develop replacement legislation. The government also intends to amend the Income Tax Act to exclude from taxation the income of the Safe Drinking Water Trust established under the Safe Drinking Water Class Action Settlement Agreement.

In 2018, Lubicon Lake Band and the governments of Canada and Alberta signed a settlement to resolve the First Nation’s longstanding claim that included an agreement to support new community infrastructure.

Budget 2022 proposes to provide $162.6 million over three years, starting in 2022-23, to enable the completion of required infrastructure with respect to the Lubicon Lake Band settlement agreement.

Moving Forward on Reconciliation    173

Investing in Housing for Indigenous Communities

Access to safe and affordable housing is critical to improving health and social outcomes and to ensuring a better future for Indigenous communities and children. That is why the federal government has committed more than $2.7 billion to support housing in Indigenous communities since 2015.

Building on these investments, Budget 2022 proposes to provide a further $4 billion over seven years, starting in 2022-23, to Indigenous Services Canada and Crown-Indigenous Relations and Northern Affairs Canada to accelerate work in closing Indigenous housing gaps as follows:

●	$2.4 billion over five years to support First Nations housing on reserves;

●	$565 million over five years to support housing in First Nations Self- Governing and Modern Treaty Holders communities;

●	$845 million over seven years to support housing in Inuit communities; and

●	$190 million over seven years for housing in Métis communities.

We also know that Indigenous peoples, regardless of where they live, face unique barriers to affordable housing.

Budget 2022 proposes to invest $300 million over five years, starting in 2022-23, through the Canada Mortgage and Housing Corporation to co-develop and launch an Urban, Rural, and Northern Indigenous Housing Strategy.

Along with these new investments, the federal government will allocate $2 billion of the $20 billion provided for long-term reform of the First Nations Child and Family Services program to target the housing needs of First Nations children once a final settlement agreement is reached.

These measures will result in a combined $6.3 billion over seven years towards improving and expanding Indigenous housing in Canada.

7.3 Advancing Self-Determination and Prosperity

As stewards and rights-holders of land and resources—and with a young, dynamic, and growing population—Indigenous communities play a vital role in our shared economic recovery and in achieving our long-term environmental goals. This path to shared prosperity, however, must be founded on a recognition of Indigenous peoples’ inherent right to self-determination.

That is why Budget 2022 is investing to ensure the full implementation of the United Nations Declaration on the Rights of Indigenous Peoples Act, and taking steps to advance Indigenous climate leadership. Budget 2022 also proposes investments to help position Indigenous communities to seize economic opportunities, including in key sectors like tourism and natural resources.

174 Chapter 7

Implementing the United Nations Declaration on the Rights of Indigenous Peoples Act

The coming into force of the United Nations Declaration on the Rights of Indigenous Peoples Act marked a historic milestone in Canada’s collective journey towards reconciliation—one rooted in the recognition of rights, respect, cooperation, and partnership. The federal government remains committed to the Act’s full and effective implementation, in partnership with Indigenous peoples.

To this end, Budget 2022 proposes to provide $65.8 million over five years, starting in 2022-23, and $11 million ongoing, to Justice Canada and Natural Resources Canada to accelerate work to meet legislated requirements, including the co-development of an action plan with Indigenous partners.

To complement this work, Budget 2022 also proposes $9.5 million over five years, starting in 2022-23, to the Department of National Defence to align its operations and engagement with Indigenous peoples with the Act.

Legislative Changes to Support Self-Determination

Building strong Indigenous nations requires strong Indigenous governments and Indigenous-led institutions. This is why Budget 2022 affirms the federal government’s commitment to make legislative changes that will help move beyond colonial systems to advance Indigenous self-determination.

Budget 2022 announces the government’s intention to replace the First Nations Land Management Act—which empowers First Nations to opt out of Indian Act provisions related to land management and replace them with their own laws—with the Framework Agreement on First Nation Land Management Act. This shorter, simpler legislation will continue to advance the First Nations Land Management Regime by giving force of law to the nation-to-nation Framework Agreement on First Nation Land Management.

Budget 2022 also announces the government’s intention to enact the Anishinabek Nation Governance Agreement Act, which will create the Anishinabek Nation Government and community-level governments for participating First Nations, marking the first core self-governance agreement in Ontario.

Moving Forward on Reconciliation    175

Indigenous Climate Leadership

Climate change has exacerbated existing vulnerabilities for Indigenous peoples, including flooding, wildfires, permafrost thaw, and threats to local food sources. As Indigenous peoples and their ancestors have long been the stewards and managers of the lands and waters that make-up Canada’s ecosystem, Indigenous peoples are critical partners to conversations about addressing climate change at all levels of Canadian Society. That is why Indigenous climate leadership, through a strong nation-to-nation, Inuit-Crown, and government-to-government relationship is a cornerstone of Canada’s 2020 strengthened climate plan.

As announced in the 2030 Emissions Reduction Plan, Budget 2022 proposes to provide $29.6 million over three years, starting in 2022-23, to Crown-Indigenous Relations and Northern Affairs Canada to support the co-development of an Indigenous Climate Leadership Agenda to support self-determined action in addressing Indigenous peoples’ climate priorities. The funding will also support the phased implementation of distinctions-based climate strategies.

Partnering with Indigenous Peoples in Natural Resource Projects

Many natural resource projects are located in or near Indigenous communities, including projects to develop the critical minerals that will be needed for Canada’s economy to reach net-zero by 2050. Investing in these partnerships early in the development of resources projects can ensure meaningful opportunities for Indigenous participation, as well as greater certainty for investors.

Budget 2022 proposes to provide $131.3 million over five years, starting in 2022-23, as follows:

●

$103.4 million over five years, starting in 2022-23, to Natural Resources Canada to develop a National Benefit-Sharing Framework, and the expansion of both the Indigenous Partnership Office and the Indigenous Natural Resource Partnerships program. At least $25 million of this funding should be dedicated to early engagement and Indigenous communities’ capacity building to support their participation in the critical minerals strategy. These investments will provide opportunities for Indigenous communities to benefit from all types of natural resources projects, including critical minerals.

●

$27.9 million over two years, starting in 2022-23, to Natural Resources Canada for the Line 3 and the Trans Mountain Expansion Project pipelines’ Indigenous Advisory and Monitoring Committees, to enable Indigenous communities to identify common priorities and provide informed advice on these projects.

176 Chapter 7

Indigenous Economic Participation in Trans Mountain

Once completed, the Trans Mountain Expansion Project will be an integral part of Canada’s long term energy infrastructure. Over the life of the pipeline, the Trans Mountain Corporation will generate billions in cash flow. The federal government believes that Indigenous communities along the project corridor and marine shipping route should have the opportunity to participate in the economic opportunity created by the project. Indigenous economic participation in Trans Mountain can serve as a significant source of ongoing funds for those communities’ economic development and a further step in the development of an alternative model for Indigenous partnership in natural resource development in Canada.

The federal government has been engaging with the Indigenous communities along the project corridor and marine shipping route and will announce, later this year, the next steps toward their participation in Trans Mountain.

Supporting Indigenous Businesses and Community Economic Development

Advancing reconciliation requires a commitment to Indigenous economic self-determination. With more than 50,000 Indigenous-owned businesses in Canada—and with many investing profits back into their communities—Indigenous economic development projects and community-owned businesses provide sustainable revenue streams that support a better, more prosperous future for generations to come. Together with support for the Indigenous tourism industry outlined in Chapter 2, the following community-level investments will support Indigenous communities’ contribution to Canada’s economic recovery.

Budget 2022 proposes to provide $150 million over five years, starting in 2022-23, to Indigenous Services Canada’s Lands and Economic Development Services Program and Community Opportunity Readiness Program, to advance shovel-ready economic opportunities in Indigenous communities.

To complement the above, Budget 2022 also proposes to provide $15 million over five years, starting in 2022-23, to the Canadian Northern Economic Development Agency to support Indigenous economic development in the North.

To ensure that all communities are well positioned to benefit from these investments, Budget 2022 also proposes to provide $35 million over five years, starting in 2022-23, to Indigenous Services Canada to increase economic capacity supports, including specialized training opportunities delivered by Indigenous-led organizations.

Moving Forward on Reconciliation    177

We also know that the cumulative effects of multiple waves of COVID-19 have had a significant impact on Indigenous businesses, with more than 75 per cent of businesses surveyed by the Canadian Council for Aboriginal Business reporting decreases in revenues as a direct result of the pandemic.

To further support Indigenous small and medium-size enterprises, Budget 2022 proposes to forgive up to 50 per cent of the COVID-Indigenous Business Initiative loans that supported businesses in need during the pandemic. This action will help ensure that Indigenous-owned businesses are positioned for long-term success.

Advancing Tax Jurisdiction for Indigenous Governments

Since 1998, the federal government has entered into 61 tax jurisdiction agreements with Indigenous governments, generating important revenues that support community priorities and advance self-determination.

The government confirms its commitment to negotiating agreements with interested Indigenous governments to enable the implementation of a First Nations Goods and Services Tax within their settlement lands or reserves. The government also confirms its commitment to working with interested self-governing Indigenous governments to enable them to implement personal income taxes within their settlement lands.

As committed in Budget 2021, the government will work with Indigenous groups and organizations on a potential fuel, alcohol, cannabis, and tobacco (FACT) sales tax framework as an additional option for Indigenous governments to exercise tax jurisdiction.

The government has a continued interest in facilitating taxation arrangements between interested provinces or territories and Indigenous governments.

178 Chapter 7

Chapter 7

Moving Forward on Reconciliation

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025– 2026	2026- 2027	Total

7.1. Addressing Past Harms and Discrimination Related to Indigenous Children and Families	200	953	898	897	811	813	4,573

Supporting First Nations Children Through Jordan’s Principle[1]	153	773	773	773	773	773	4,017

Implementing Indigenous Child Welfare Legislation	47	48	58	65	30	32	280

Addressing the Shameful Legacy of Residential Schools	0	133	68	59	8	8	275

7.2. Supporting Strong and Healthy Communities	0	1,471	956	916	1,029	1,149	5,521

Improving Health Outcomes in Indigenous Communities	0	459	0	0	0	0	459

Distinctions-based Mental Health and Wellness	0	114	114	0	0	0	228

First Nations Elementary and Secondary Education	0	50	57	61	68	76	311

Less: Funds Sourced From Existing Departmental Resources	0	0	-5	-10	-15	-20	-50

Clean Drinking Water and Better Infrastructure for First Nations Communities	0	196	350	52	18	22	639

Investing in Housing for Indigenous Communities	0	652	441	813	959	1,071	3,936

7.3. Advancing Self- Determination and Prosperity	0	99	123	115	91	75	503

Implementing the United Nations Declaration on the Rights of Indigenous Peoples Act	0	4	22	20	15	15	75

Moving Forward on Reconciliation    179

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Indigenous Climate Leadership[2]	0	2	10	18	0	0	30

Partnering with Indigenous Peoples in Natural Resource Projects	0	36	36	20	20	20	131

Supporting Indigenous Businesses and Community Economic Development	0	57	57	57	57	40	267

Additional Investments – Moving Forward on Reconciliation	0	1	1	0	0	0	2

Yellowknives Dene First Nation (Giant Mine)	0	1	1	0	0	0	2

Funding provided to Crown-Indigenous Relations and Northern Affairs Canada to support the implementation of a Collaborative Process Protocol Agreement respecting the historical impacts of the operation of Giant Mine on the Yellowknives Dene First Nation.

Chapter 7 - Net Fiscal Impact	200	2,524	1,979	1,927	1,932	2,037	10,599

Note: Numbers may not add due to rounding.

1 2021-22 funding announced in Supplementary Estimates (C), 2021-22.

2 Announced in the 2030 Emissions Reduction Plan: Canada’s Next Steps for Clean Air and a Strong Economy, released on March 29, 2022..

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Safe and Inclusive Communities

8.1 A Diverse and Inclusive Canada	184

A Federal LGBTQ2 Action Plan	184

Fighting Systemic Racism, Discrimination, and Hate	184

Supporting Black Canadian Communities	185

Federal Funding for the Jean Augustine Chair in Education, Community and Diaspora	186

Supporting the Muslims in Canada Archive	186

Building the Jewish Community Centre of Greater Vancouver	186

Ensuring Fair Compensation for News Media in the Digital News Ecosystem	187

Supporting Local and Diverse Journalism	187

Creating a Safer Sport System	188

Supporting Special Olympics Canada	188

Supporting Our Seniors	188

Doubling the Home Accessibility Tax Credit	190

National School Food Policy	190

Support for Workers Experiencing Miscarriage or Stillbirth	191

8.2 Keeping Canadians Safe	191

Developing a Buy-Back Program for Assault Weapons	191

Working with Provinces and Territories to Advance the National Action Plan to End Gender-Based Violence	192

Preparing for Emergencies	192

Supporting Recovery and Completing the Rail Bypass in Lac-Mégantic	192

Increasing the Capacity of Superior Courts	193

Enhancing Legal Aid for Those Who Need It Most	193

8.3 Supporting Artists and Charities in Our Communities	194

Supporting Canada’s Performing Arts and Heritage Sectors	194

Supporting a More Inclusive Arts Training Sector	195

Stronger Partnerships in the Charitable Sector	195

Boosting Charitable Spending in Our Communities	196

Chapter 8

Safe and Inclusive Communities

Now more than ever, we need to stand up in support of Canadian values and ideals. We need to stand up for diversity and multiculturalism and ensure we are building a truly inclusive society. We need to promote Canadian stories and Canadian story-telling, including through our arts and culture sector and the talented people who work in it.

We need to continue to tackle the systemic discrimination and racism which is still a lived reality for too many Canadians. We need to continue taking steps to make our communities safer for everyone.

Budget 2022 includes important measures to effect needed and positive change and to continue to promote the values that have made Canada the diverse and prosperous country that it is today.

Key Ongoing Actions

Budget 2022 builds on recent steps that the federal government has taken to ensure opportunities for all Canadians to thrive, to protect our communities, and to support the recovery of our arts and culture sector. These include:

✓	$601.3 million over five years to advance a new National Action Plan to End Gender-Based Violence;

✓	Banning assault-style firearms and investing more than $920 million to protect Canadians from gun violence;

✓	$200 million to establish the Black-led Philanthropic Endowment Fund, which will create a sustainable source of funding to support Black communities;

✓

Creating the Black Entrepreneurship Program—a partnership between the government, Black-led business organizations, and financial institutions— with an investment of up to $265 million over four years;

✓	$141.1 million to make federal disability programs, child care centres, communities, and workplaces more accessible;

✓	$500 million for the recovery of the arts, culture, heritage, and sports sectors, and to support community-level festivals and other in-person cultural events;

✓	$15 million over three years to establish the new LGBTQ2 Projects Fund;

✓

$172 million over five years to enhance our ability to collect disaggregated data, especially on diverse populations, to bring more equity, fairness, and inclusion into federal government decision making; and

✓

$408.3 million to promote official languages and support the modernization of the Official Languages Act, as introduced on March 1, 2022 by the Government of Canada, in order to achieve the substantive equality of Canada’s official languages, including improvements designed to meet the challenges facing official language minority communities.

Safe and Inclusive Communities    183

8.1 A Diverse and Inclusive Canada

For generations, newcomers from around the world have helped build a Canada that is as vibrant and prosperous as it is today.

In Canada, diversity is a fact, but inclusion is a choice—and there is still work to be done to make Canada a country that is truly equal for everyone. The past two years, in particular, have reminded us of the systemic barriers and vulnerabilities faced by Black and racialized Canadians, Indigenous peoples, persons with disabilities, women, seniors, and LGBTQ2 Canadians.

Budget 2022 introduces new measures to promote a more equitable, more inclusive Canada, and to build communities where everyone is empowered to succeed.

A Federal LGBTQ2 Action Plan

While Canada has made significant progress since same-sex marriage was legalized in 2005, many LGBTQ2 Canadians still face discrimination on the basis of their sexual orientation, gender identity, or gender expression, which continues to result in persistent health, social, and economic inequities.

Budget 2022 proposes to provide $100 million over five years, starting in 2022-23, to support the implementation of the forthcoming Federal LGBTQ2 Action Plan, which will support a fairer and more equal Canada for LGBTQ2 Canadians.

Fighting Systemic Racism, Discrimination, and Hate

Racism has no place in Canada. Our society and our economy are made stronger every day by Canada’s remarkable cultural, linguistic, and ethnic diversity. While as a country we have made real progress, racism continues to be an everyday experience for many Canadians, as evidenced by a sharp rise in anti-Asian racism, anti-Black racism, anti-Semitic hate, and a number of horrific Islamophobic attacks in recent years.

In 2019, the federal government launched an Anti-Racism Strategy to fund important community projects, to promote understanding across Canada, and to reduce the incidence of racism and discrimination.

Recognizing that Canada’s fight against racism is far from over, Budget 2022 proposes to provide $85 million over four years, starting in 2022-23, to the Department of Canadian Heritage to support the work underway to launch a new Anti-Racism Strategy and National Action Plan on Combatting Hate. This funding will support community projects that ensure that Black and racialized Canadians, and religious minorities have access to resources that support their full participation in the Canadian economy, while also raising awareness of issues related to racism and hate in Canada.

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To push back against religious discrimination, hateful rhetoric and racism at home and abroad, Budget 2022 proposes to provide $11.2 million over five years, starting in 2022-23, with $2.4 million ongoing, to the Department of Canadian Heritage and Global Affairs Canada as follows:

●	$5.6 million over five years, with $1.2 million ongoing to support the Special Envoy on Preserving Holocaust Remembrance and Combatting Antisemitism.

●	$5.6 million over five years, with $1.2 million ongoing to support the new Special Representative on Combatting Islamophobia.

To keep alive the memory of those murdered during the Holocaust and combat both historical distortions and Holocaust denial:

Budget 2022 proposes to provide $20 million in 2022-23 to the Department of Canadian Heritage to support the construction of the new Holocaust Museum in Montréal; and an investment of $2.5 million for the Sarah and Chaim Neuberger Holocaust Education Centre, as has been approved through the Canada Cultural Spaces Fund and Museum Assistance Program.

This funding builds on important investments made since 2015 to fight racism in Canada. This includes initiatives supported as part of the Anti-Racism Strategy and investments announced in Budget 2021 to support the Canadian Race Relations Foundation and communities at risk of hate-motivated crimes. Previous investments have also enhanced community support for Black Canadian youth and expanded research to develop more culturally focused mental health programs and care. The government remains committed to working with local faith based and cultural communities to advance important projects.

Supporting Black Canadian Communities

Data continues to show that Black Canadians face more precarious employment, and an unjust prevalence of low-income households as a result of anti-Black racism that has a detrimental impact on the socio-economic well-being of many Black Canadians. The federal government is committed to continue closing the systemic inequities faced by Black Canadian communities.

Budget 2022 proposes to provide $50 million over two years, starting in 2022-23, to Employment and Social Development Canada for the Supporting Black Canadian Communities Initiative, to continue empowering Black-led and Black-serving community organizations and the work they do to promote inclusiveness.

The Minister of Families, Children and Social Development will explore further options to continue supporting capacity building within Black-led and Black-serving community organizations in the long term.

Safe and Inclusive Communities    185

Federal Funding for the Jean Augustine Chair in Education, Community and Diaspora

In 1993, the Honourable Jean Augustine made history as the first Black Canadian woman to be elected to the House of Commons and later became the first Black Canadian to be appointed to the Federal Cabinet. Ms. Augustine has also had a distinguished career as a social justice activist and educator. The Jean Augustine Chair in Education, Community and Diaspora, housed at York University, is focused on addressing the systemic barriers and racial inequalities in the Canadian education system to improve educational outcomes for Black students.

Budget 2022 proposes to provide $1.5 million in 2022-23 to the Department of Canadian Heritage for a federal contribution towards an endowment which would support the ongoing activities of the Jean Augustine Chair in Education, Community and Diaspora.

Supporting the Muslims in Canada Archive

For too long, Muslim communities in Canada have had their representations, stories, and identities publicly shaped by predominantly non-Muslim media sources. These depictions are often burdened by narratives of terrorism, war, violence, Islamophobia, and extremism.

The Muslims in Canada Archive, a collaborative initiative of the Institute of Islamic Studies at the University of Toronto, provides an opportunity to reshape these narratives and provide Canada’s robust and diverse Muslim community a chance to tell their own stories in their own words.

Budget 2022 proposes to provide $4 million in 2022-23 to the Department of Canadian Heritage to help support the Muslims in Canada Archive. This funding will allow the Archive to continue its work with national archival and Muslim community organizations to acquire, organize, preserve, and make accessible records of and about Muslim people and organizations in Canada.

Building the Jewish Community Centre of Greater Vancouver

For generations, the Jewish Community Centre of Greater Vancouver has provided leadership in cultural, recreational, educational, and social activities to families from all backgrounds. Today, the existing facilities are aging and the centre’s services are over-subscribed. A significant redevelopment project is planned, which will see a modernized community centre that will serve diverse communities with new arts, culture, seniors, and recreational facilities. The project will also make a significant contribution to addressing affordability in Vancouver through the creation of hundreds of new affordable rental housing units and child care spaces. The government intends to announce funding for the Jewish Community Centre of Greater Vancouver in the future.

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Ensuring Fair Compensation for News Media in the Digital News Ecosystem

Accurate, diverse, and relevant news contributes to a thriving and functioning democracy in Canada. As readers change habits and get increasingly more of their information online, it is important that news media continue to be independent and reliable. In order for that to happen, news media businesses must be able to receive fair compensation when their content is shared online.

Budget 2022 proposes to provide $8.5 million over two years, starting in 2022-23, to the Canadian Radio-television and Telecommunications Commission to establish a new legislative and regulatory regime to require digital platforms that generate revenues from the publication of news content to share a portion of their revenues with Canadian news outlets.

Supporting Local and Diverse Journalism

The diversity of media and news stories in Canada should reflect the diversity of Canadians. As digital technologies have fundamentally restructured the economic foundations of the news media sector—both decreasing access and diversity of perspectives—it is important, now more than ever, for Canadians to have reliable information from and about their own communities.

To support diverse and local stories in news media, Budget 2022 proposes to provide $15 million in 2023-24 to Canadian Heritage as follows:

●	$10 million in 2023-24 for the Local Journalism Initiative to continue to support the production of local journalism for underserved communities across Canada.

●

$5 million in 2023-24 to launch a new Changing Narratives Fund to break down systemic barriers in the media and cultural sectors and help racialized and religious minority journalists, creators, and organizations have their experiences and perspectives better represented.

Budget 2022 also proposes to provide $40 million over three years, starting in 2022-23, to Canadian Heritage for the Canada Periodical Fund to support the availability of journalistic content and to help these publications adapt to the continually evolving technology and media consumption habits of Canadians.

Safe and Inclusive Communities    187

Creating a Safer Sport System

Canada’s high performance athletes should feel safe in an environment that is free from abuse, harassment, and discrimination. However, many Canadian athletes have brought forward evidence of unsafe environments in competitive sports.

Budget 2022 proposes to provide $16 million over three years, starting in 2022-23, to the Department of Canadian Heritage, to support actions to create a safer sport system. This will include funding for the Sport Dispute Resolution Centre of Canada for the implementation of the new Independent Safe Sport Mechanism, and funding to ensure national sport policies and practices reduce the risk of harassment, abuse, and discrimination and create a safer and more inclusive sport system.

Supporting Special Olympics Canada

Special Olympics is a global movement that provides programs and competition opportunities to enrich the lives of millions of people with intellectual disabilities around the world through sport—including in communities across Canada.

Budget 2022 proposes to provide $1.8 million in ongoing funding, starting in 2022-23, as an extension to the $16 million investment in Special Olympics Canada through Budget 2018. This funding will support more than 45,000 children, youth, and adults through its strong network of 21,000 volunteers.

Supporting Our Seniors

Canada owes our seniors a great deal and the federal government plays the leading role in providing seniors with much-needed income support.

The Old Age Security (OAS) program—consisting of the OAS pension, the Guaranteed Income Supplement (GIS), and the Allowances—is Canada’s largest non-pandemic federal program and it is forecasted to provide $68.2 billion in support to seniors in 2022-23, growing to $87.2 billion in 2026-27. As of February 2022, there were close to 6.9 million OAS recipients, including 2.2 million GIS recipients, plus about 72,000 Allowance recipients.

With OAS and GIS benefits indexed quarterly to the Consumer Price Index, seniors do not have to worry about the value of their benefits keeping pace with inflation, and the level and indexation of these benefits means that the share of seniors in poverty is only about half that of the overall population.

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Since 2016, the federal government has taken significant action to further support our seniors. This has included:

✓	A ten per cent increase to the maximum GIS benefit for single seniors;

✓	Reversing the announced increase to the eligibility age for OAS and GIS back to age 65 from 67; and

✓	Beginning this July, a ten per cent increase to the OAS pension for seniors age 75 and over, which will provide additional benefits of over $766 to full pensioners in the first year.

Many seniors prefer to stay in their own homes for as long possible. The federal government provides significant support for aging in place, including, as of 2017, through $6 billion over ten years to provinces and territories for the delivery of home care services.

Seniors also want to stay active and engaged in their communities as they age, and the New Horizons for Seniors Program—which has supported more than 33,500 projects in hundreds of communities across Canada since 2004—helps them do so.

As the government assesses any further increase to the GIS, Budget 2022 seeks to expand on the important programs above, and to continue to support the quality of life for our seniors as they age.

Budget 2022 proposes the creation of an expert panel to study the idea of an Aging at Home Benefit. The panel will report to the Minister of Seniors and the Minister of Health. More details will be provided in the months to come.

Safe and Inclusive Communities    189

Budget 2022 proposes $20 million over two years, beginning in 2022-23, for an expanded New Horizons for Seniors Program to support more projects that improve the quality of life for seniors and help them continue to fully participate in their communities.

Doubling the Home Accessibility Tax Credit

Seniors and persons with disabilities deserve the opportunity to live and age at home, but renovations and upgrades that make homes safe and accessible can be costly. The Home Accessibility Tax Credit provides support to offset some of these costs. But with the increased costs of home renovations, many seniors and persons with disabilities are often finding it hard to afford the home improvements that would allow them to continue living safely at home.

Budget 2022 proposes to double the qualifying expense limit of the Home Accessibility Tax Credit to $20,000 for the 2022 and subsequent tax years. This will mean a tax credit of up to $3,000—an increase from the previous tax credit of up to $1,500—for important accessibility renovations or alterations.

Doubling the credit’s annual limit will help make more significant alterations and renovations more affordable, including:

●	The purchase and installation of wheelchair ramps, walk-in bathtubs, and wheel-in showers;
●	Widening doorways and hallways to allow for the passage of a wheelchair or walker;
●	Building a bedroom or a bathroom to permit first-floor occupancy; and
●	Installing non-slip flooring to help avoid falls.

National School Food Policy

Ensuring that the most vulnerable children have the healthy, nutritious food they need to grow and learn is vitally important. However, nearly two million children in Canada are at risk of going to school hungry on any given day.

Over the next year, the Minister of Agriculture and Agri-Food and the Minister of Families, Children and Social Development will work with provinces, territories, municipalities, Indigenous partners, and stakeholders to develop a National School Food Policy and to explore how more Canadian children can receive nutritious food at school.

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Support for Workers Experiencing Miscarriage or Stillbirth

A miscarriage or stillbirth is a profoundly tragic event in someone’s life, and can cause physical and psychological trauma.

In 2021, the federal government took steps to support federally regulated employees who experience pregnancy loss by introducing new bereavement leave provisions under the Canada Labour Code. These provisions provide up to eight weeks of unpaid leave for employees who lose a child or experience a stillbirth. The first three days will be paid for employees who have completed three months of continuous employment.

The government intends to introduce legislative amendments to the Canada Labour Code in the coming year to provide additional support to federally regulated employees who experience a miscarriage or stillbirth.

8.2 Keeping Canadians Safe

Canadians should always feel secure in their homes and communities, but gun violence can threaten the safety of Canadians in too many towns and cities across the country.

Budget 2022 reaffirms the federal government’s commitment to tackle gun violence in Canada by ensuring that assault-style weapons are no longer in our communities. It also announces new funding to better prepare Canada for emergency events, address gender-based violence in partnership with provinces and territories, and ensure that our courts are able to provide the timely access to justice that Canadians deserve.

Developing a Buy-Back Program for Assault Weapons

Gun violence continues to pose a very real threat in communities across Canada, particularly to women and girls.

Since 2016, the federal government has invested more than $920 million to address gun violence and keep guns out of the hands of gangs and criminals. These investments are supporting work with provinces and territories to deliver gun and gang violence prevention and intervention initiatives; increase law enforcement and prosecution capacity; and crack down on gun smuggling at our border. On May 1, 2020, the government announced a ban on more than 1,500 models and variants of assault-style firearms. The government will implement a mandatory buy-back program to ensure these weapons are safely removed from our communities, for good.

Safe and Inclusive Communities    191

Working with Provinces and Territories to Advance the National Action Plan to End Gender-Based Violence

The government is committed to working with provinces and territories, as well as stakeholders and Indigenous partners, to prevent and address gender-based violence in Canada. Building on investments to date—including over $600 million over five years provided through Budget 2021—the government is now moving forward with provinces and territories to ensure a coordinated, national response to end gender-based violence across Canada.

Budget 2022 proposes to provide $539.3 million over five years, starting in 2022-23, to Women and Gender Equality Canada to enable provinces and territories to supplement and enhance services and supports within their jurisdictions to prevent gender-based violence and support survivors.

This investment will support provinces and territories in their efforts to implement the forthcoming National Action Plan to End Gender-Based Violence. Further details on the National Action Plan will be provided in the months ahead.

Preparing for Emergencies

Recent events, like the COVID-19 pandemic and the devastating wildfires and flooding in British Columbia, have reminded us of the importance of Canada being prepared for any emergency when lives and communities are at stake.

Budget 2022 proposes to provide $24.7 million over five years, starting in 2022-23, with $0.3 million in remaining amortization, and $5.4 million ongoing for the Privy Council Office to establish a secretariat to support the Minister of Emergency Preparedness and to enhance federal coordination of emergency responses.

Supporting Recovery and Completing the Rail Bypass in Lac-Mégantic

In July 2013, a train carrying crude oil derailed, causing 47 fatalities in Lac-Mégantic, Quebec. To support the community’s recovery from this tragedy, in February 2014 the federal government committed to share the costs with the Government of Quebec for response, recovery, and decontamination efforts, and to date, the federal government has provided $120 million to support that vitally important work.

In 2018, the Governments of Canada and Quebec also committed to build a bypass to divert rail traffic around the town. Since then, significant progress has been made to move the project forward. The federal government remains committed to completing the bypass in partnership with the Government of Quebec, with both parties providing their fair share of funding to realize the project.

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Budget 2022 proposes to provide $13.2 million in 2022-23 to Public Safety Canada for the final federal payment through the Lac-Mégantic Contribution Program.

Budget 2022 also proposes to provide $237.2 million over five years, starting in 2022-23, to Transport Canada to complete the construction of the Lac-Mégantic rail bypass. The federal government will continue to advance elements of the project while a cost-sharing agreement with the Government of Quebec is reached.

These investments will help the community to rebuild and recover from this tragic incident.

Increasing the Capacity of Superior Courts

Superior court delays can impede Canadians’ access to justice and prevent timely resolutions. To address and prevent delays, the government is committed to both creating new judicial positions and to increasing the capacity of our superior courts.

Budget 2022 proposes to amend the Judges Act, the Federal Courts Act, and the Tax Court of Canada Act to add 24 new superior court positions, including new Associate Chief Justices for the Court of Queen’s Bench for Saskatchewan and for the Court of Queen’s Bench of New Brunswick. This will mean more opportunities to appoint diverse candidates who can better represent the communities they serve.

Budget 2022 also proposes to provide $83.8 million over five years, starting in 2022-23, and $17.8 million ongoing, for these 24 additional superior court positions.

Enhancing Legal Aid for Those Who Need It Most

All Canadians should have access to a fair justice process. The federal government helps fund criminal legal aid services, in partnership with provinces and territories, to support access to justice for Canadians who are unable to pay for legal support. In Canada, Indigenous peoples, Black and racialized Canadians, and those with mental health issues disproportionately go before criminal courts. In order to ensure that no one is disadvantaged before the courts and that every Canadian receives a fair hearing, more support is needed.

Budget 2022 proposes to provide $60 million in 2023-24 to increase the federal contribution to criminal legal aid services.

Safe and Inclusive Communities    193

8.3 Supporting Artists and Charities in Our Communities

Growing and vibrant communities help make Canada the best place in the world to live, work, and raise a family.

The past two years have reminded us that we are all better off when we look out for each other. Budget 2022 will make it easier for Canada’s charities to do their important work and ensure that Canadians—and people around the world—can benefit from their generosity.

As we come through the pandemic and Canadians get back on their feet, our performing arts sector is continuing to feel the impact of the closures and capacity limits of the past two years. Budget 2022 will continue to support the recovery of the performing arts sector that brings Canadians together.

Supporting Canada’s Performing Arts and Heritage Sectors

Canada’s performing arts, including our world-class theatre sector, have been devastated by closures and capacity restrictions during the pandemic. Today, both the number of productions and the employment levels in the performing arts sector remain significantly below pre-pandemic levels.

Budget 2021 provided $500 million over two years to support the reopening and recovery of Canada’s arts, culture, heritage, and sports sectors. This includes funding to support Canadian festivals, outdoor theatres, and local museums in delivering in-person experiences and events to draw visitors to our communities and encourage the safe return of in-person audiences.

The federal government has been there to support artists and performing arts organizations and workers throughout the pandemic. Critical investments in Budget 2021, including $250 million to be delivered in 2022-23, will continue to support Canada’s performing arts, and the talented Canadians who make up our arts, culture, and heritage sectors.

In addition, the 2021 Economic and Fiscal Update provided $62.3 million in 2022-23 to create a temporary program aimed at directly supporting performing artists and behind-the-scenes workers who were financially impacted by public health restrictions and closures. Funding is expected to be disbursed to these workers by summer 2022.

To complement previous initiatives, Budget 2022 proposes to provide $12.1 million over two years, starting in 2022-23, to the National Arts Centre to support the creation, co-production, promotion, and touring of productions with Canadian commercial and not-for-profit performing arts companies.

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To compensate Canadian arts, culture, and heritage organizations for revenue losses due to public health restrictions and capacity limits, Budget 2022 proposes to provide an additional $50 million in 2022-23 to the Department of Canadian Heritage, the Canada Council for the Arts, and Telefilm Canada.

Supporting a More Inclusive Arts Training Sector

As the arts sector recovers from the COVID-19 pandemic, its continued vitality and success will depend, in large part, on the next generation of Canadian artists. The Canada Arts Training Fund helps build this next generation of Canadian creators and cultural leaders by supporting the training of artists with high potential.

While support for equity and inclusion is embedded in the delivery of the Fund, additional support for Indigenous and racialized arts training organizations will increase the participation, promotion, and representation of historically underserved communities.

To continue to support the arts sector’s recovery from the COVID-19 pandemic and to address historic inequities in funding levels for Indigenous and racialized arts training organizations, Budget 2022 proposes to provide $22.5 million over five years starting in 2022-23, and $5 million ongoing, to Canadian Heritage for the Canada Arts Training Fund.

Stronger Partnerships in the Charitable Sector

Canadian charities carry out a wide range of important work, including vital international development and relief activities around the world and providing direct support to Canadians here at home. Canada’s tax rules should support their work and minimize their administrative burdens, while still ensuring accountability for how charitable resources are used.

Both the charitable sector and parliamentarians have put forward a number of proposals to achieve these goals, while allowing greater flexibility for charities to support non-profit groups that may not have the ability to pursue charitable status of their own. The government supports these efforts.

To ensure sufficient flexibility for charities to carry out their work, Budget 2022 proposes to amend the Income Tax Act to allow a charity to provide its resources to organizations that are not qualified donees, provided that the charity meets certain requirements designed to ensure accountability. This is intended to implement the spirit of Bill S-216, the Effective and Accountable Charities Act, which is currently being considered by Parliament.

Safe and Inclusive Communities    195

Boosting Charitable Spending in Our Communities

Every year, charities are required to spend a minimum amount based on the value of their investment assets. This is known as the “disbursement quota” and it ensures that charitable donations are being invested into our communities.

Following consultations with the charitable sector in 2021, Budget 2022 proposes to introduce a new graduated disbursement quota rate for charities. For investment assets exceeding $1 million, the rate of the disbursement quota will be increased from 3.5 per cent to 5 per cent.

This new, higher rate will boost support for the charitable sector while being set at a level that is sustainable, ensuring the continued availability of funding over the longer term.

These changes will be effective in respect of a charity’s fiscal period beginning on or after January 1, 2023, and will be reviewed after five years.

The Canada Revenue Agency will also improve the collection of information from charities, including whether charities are meeting their disbursement quota, and on information related to investments and donor-advised funds held by charities.

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Safe and Inclusive Communities

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

8.1. A Diverse and Inclusive Canada	3	126	145	92	61	31	458

A Federal LGBTQ2 Action Plan	0	18	26	30	14	12	100

Fighting Systemic Racism, Discrimination, and Hate – Launching the New Anti-Racism Strategy and National Action Plan on Combatting Hate	0	4	27	27	27	0	85

Fighting Systemic Racism, Discrimination, and Hate – Special Envoy on Preserving Holocaust Remembrance and Combatting Antisemitism and Special Representative on Combatting Islamophobia	0	2	2	2	2	2	11

Fighting Systemic Racism, Discrimination, and Hate – Montreal Holocaust Museum	0	20	0	0	0	0	20

Supporting Black Canadian Communities	0	25	25	0	0	0	50

Federal Funding for the Jean Augustine Chair in Education, Community and Diaspora	0	2	0	0	0	0	2

Supporting the Muslims in Canada Archive	0	4	0	0	0	0	4

Ensuring Fair Compensation for News Media in the Digital News Ecosystem	0	4	4	4	4	4	20

Less: Projected Revenues	0	0	0	-4	-4	-4	-11

Supporting Local and Diverse Journalism	0	15	27	13	0	0	55

Creating a Safer Sport System	0	6	6	4	0	0	16

Supporting Special Olympics Canada	0	2	2	2	2	2	9

Safe and Inclusive Communities    197

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Supporting our Seniors	0	10	10	0	0	0	20

Doubling the Home Accessibility Tax Credit	3	15	15	15	15	15	78

8.2. Keeping Canadians Safe	0	44	255	235	220	204	958

Working with Provinces and Territories to Advance the National Action Plan to End Gender-Based Violence	0	2	78	153	153	153	539

Preparing for Emergencies	0	4	5	5	5	5	25

Supporting Recovery and Completing the Rail Bypass in Lac-Mégantic	0	21	96	61	44	28	250

Increasing the Capacity of Superior Courts	0	17	16	17	17	17	84

Enhancing Legal Aid for Those Who Need It Most	0	0	60	0	0	0	60

8.3. Supporting Artists and Charities in Our Communities	0	64	25	40	50	70	250

Supporting Canada’s Performing Arts and Heritage Sectors	0	54	8	0	0	0	62

Supporting a More Inclusive Arts Training Sector	0	3	4	5	5	5	22

Stronger Partnerships in the Charitable Sector	0	7	13	35	45	65	165

Additional Investments – Safe and Inclusive Communities	0	8	8	12	12	12	54

Funding for Access to Reading and Published Works for Canadians with Print Disabilities	0	2	3	7	7	7	25

Funding proposed for Employment and Social Development Canada to support the production and distribution of alternative format materials by the Centre for Equitable Library Access and the National Network for Equitable Library Service; conduct research to better understand gaps in availability of accessible reading materials; and launch a new Equitable Access to Reading Program to boost the production of accessible format reading materials through innovative partnerships. This will promote the economic and social inclusion of persons with print disabilities and help to create a barrier-free Canada.

198 Chapter 8

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Enhancing the Biology Casework Analysis Contribution Program	0	6	5	6	6	6	29

Funding proposed for Public Safety Canada to enhance the Biology Casework Analysis Contribution Program, which supports the provincial forensic laboratories of Ontario and Quebec.

Chapter 8 - Net Fiscal Impact	3	243	434	380	343	318	1,720

Note: Numbers may not add due to rounding.

Safe and Inclusive Communities    199

Chapter 9

Tax Fairness and Effective Government

9.1 A Fair Tax System	204

Requiring Financial Institutions to Help Pay for the Recovery	205

Preventing the Use of Foreign Corporations to Avoid Canadian Tax	206

Next Steps Towards a Minimum Tax for High Earners	206

Limiting Aggressive Tax Avoidance by Financial Institutions	207

Closing the Double-Deduction Loophole	208

Expanding Anti-Avoidance Tax Rules	208

Strengthening the General Anti-Avoidance Rule	208

International Tax Reform	209

International Accounting Standards for Insurance Contracts	210

Reinforcing the Canada Revenue Agency	211

Eliminating Excise Duty on Low-Alcohol Beer	212

Bill C-208 Follow-up	212

9.2 Effective Government	212

Reducing Planned Spending in the Context of a Stronger Recovery	213

Strategic Policy Review	213

Council of Economic Advisors	214

Addressing the Digitalization of Money	214

A Fairer Banking Complaints Handling System for Canadians	215

Embracing Digital Government	215

Public Sector Pension Plan Governance	215

Review of the Public Servants Disclosure Protection Act	215

Chapter 9

Tax Fairness and Effective Government

An economy that works for everyone is an economy where everyone plays by the same set of rules. Since 2015, the federal government has worked to ensure that the wealthiest people and businesses pay their fair share; that sophisticated tax planning does not allow anyone to avoid paying the taxes they owe; and that tax measures disproportionately benefiting the wealthiest at the expense of everyone else are eliminated.

At the same time, Canadians expect their tax dollars to be put to good use by an efficient and responsible federal government.

Budget 2022 proposes additional measures that will make the tax system more fair, and new steps to ensure that the federal government is delivering the effective programs and services that Canadians deserve.

Key Ongoing Actions

Significant steps that the federal government has announced since 2015 to promote fairness and integrity in the tax system include:

✓	Raising taxes on the wealthiest one per cent of Canadians, and cutting taxes for 20 million low-and middle-income Canadians;

✓	New taxes on luxury goods, like yachts and private jets;

✓	A tax on vacant or underused housing owned by non-resident, non-Canadians;

✓	Reforming the tax treatment of employee stock options to ensure it does not disproportionately benefit the very wealthy;

✓	Limiting excessive interest deductions to ensure that large companies pay their fair share;

✓	Restricting the ability of large financial institutions to use complicated financial transactions to create artificial tax deductions;

✓	Implementing all minimum standards from the OECD’s Base Erosion and Profit Shifting project to tackle international tax avoidance; and

✓	Ensuring that the GST/HST applies in a fair and effective manner to the growing digital economy.

Tax Fairness and Effective Government    203

The federal government has also taken steps to reinforce the Canada Revenue Agency (CRA) as it works to unravel tax avoidance schemes. Investments announced in the 2020 Fall Economic Statement and Budget 2021 have included:

✓	Strengthening the CRA’s ability to fight tax crimes such as money laundering and terrorist financing by upgrading its tools and increasing international cooperation;

✓	Increasing the CRA’s offshore audit capacity to focus on people who avoid taxes by hiding income and assets abroad;

✓	Modernizing GST/HST risk assessment systems to review high-risk refund and rebate claims prior to payment;

✓	Improving the CRA’s ability to collect outstanding taxes; and

✓	Providing legal resources to support audits and to defend against appeals to the courts by wealthy taxpayers motivated to spend large amounts on litigation.

These efforts, which began in 2021-22, are expected to support the recovery of $2.3 billion in revenues, and the collection of $5 billion in taxes assessed but remaining outstanding over five years.

9.1 A Fair Tax System

Canada’s public programs and services—from public health care to infrastructure to national defence—are built on a robust national tax base where those who live and do business in Canada pay their fair share.

The federal government’s response to COVID-19 allowed our economy to weather the pandemic better than almost any in the world. Canada has seen the fastest jobs recovery in the G7—recouping 112 per cent of the jobs lost at the outset of the pandemic. Fiscal support was necessary, and it has paid off. However, the cost of that support was also significant.

As previously committed, the government is requiring the largest banking and life insurance groups to help pay a portion of the costs of the pandemic response they benefited from.

Budget 2022 is also taking action to close tax loopholes, to work with our international partners, and to strengthen tax enforcement that will stop wealthy Canadians and businesses from sheltering their money overseas.

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Requiring Financial Institutions to Help Pay for the Recovery

The COVID-19 pandemic has been the greatest public health challenge in a generation. It has threatened the lives and livelihoods of Canadians, and it posed an existential threat to the Canadian economy.

To protect Canadians and keep our economy afloat through the darkest days of the pandemic, the federal government provided unprecedented financial support. Significant investments in our health care system and a world-leading vaccination campaign saved thousands of Canadian lives. Programs like the Canada Emergency Response Benefit (CERB), the Canada Emergency Business Account (CEBA), and the Canada Emergency Wage Subsidy (CEWS) helped millions of Canadians make ends meet, and tens of thousands of our small businesses to remain open.

While the federal government’s support worked, it came at a high price—more than $350 billion in total for health and safety and direct support measures.

While many sectors continue to recover, Canada’s major financial institutions made significant profits during the pandemic and have recovered faster than other parts of our economy—in part due to the federal pandemic supports for people and businesses that helped de-risk the balance sheets of some of Canada’s largest financial institutions. The federal government is accordingly proposing two measures to ensure those large financial institutions help support Canada’s broader recovery.

Budget 2022 proposes to introduce a temporary Canada Recovery Dividend, under which banking and life insurers’ groups (as determined under Part VI of the Income Tax Act) will pay a one-time 15 per cent tax on taxable income above $1 billion for the 2021 tax year. The Canada Recovery Dividend will be paid in equal installments over five years.

Budget 2022 also proposes to permanently increase the corporate income tax rate by 1.5 percentage points on the taxable income of banking and life insurance groups (as determined under Part VI of the Income Tax Act) above $100 million, such that the overall federal corporate income tax rate above this income threshold will increase from 15 per cent to 16.5 per cent.

Together, these measures are expected to raise $6.1 billion over five years, with the 1.5 per cent permanent tax on banking and life insurance groups expected to raise $445 million ongoing.

Tax Fairness and Effective Government    205

Preventing the Use of Foreign Corporations to Avoid Canadian Tax

Currently, some people are manipulating the Canadian-controlled private corporation (CCPC) status of their corporations to avoid paying the additional refundable corporate income tax that they would otherwise pay on investment income earned in their corporations. This may be done in a number of ways, such as by moving a corporation into a foreign low-tax jurisdiction, by using foreign shell companies, or by moving passive portfolios to an offshore corporation.

Budget 2022 proposes targeted amendments to the Income Tax Act to ensure that, for taxation years that end on or after April 7, 2022, investment income earned and distributed by private corporations that are, in substance, CCPCs is subject to the same taxation as investment income earned and distributed by CCPCs.

This measure would increase federal revenues by $4.2 billion over five years starting in 2022-23.

Next Steps Towards a Minimum Tax for High Earners

The federal government has taken significant steps to increase the fairness of the tax system, including by increasing taxes on the wealthiest one per cent of Canadians. However, some high-income Canadians still pay relatively little in personal income tax (PIT) as a share of their income—28 per cent of filers with gross income above $400,000 pay an average federal PIT rate of 15 per cent or less, which is less than some middle class Canadians pay. These Canadians make significant use of deductions and tax credits, and typically find ways to have large amounts of their income taxed at lower rates.

206 Chapter 9

Chart 9.1

Proportion of People With Gross Income Over $400,000 Who Are Paying Less Than 15 Per Cent in Federal Tax, 2019

15
10
5
0
Share of Filers with Gross Income Above $400,000 (%)
1.6%
9.8%
6.5%
9.9%
0
0 to 5
5 to 10
10 to 15
Federal PIT as a Share of Gross Income (%)

Source: Department of Finance Canada calculations using 2019 T1 Universe File. Chart excludes 72 per cent of filers with gross income above $400,000 whose effective federal PIT rates are above 15 per cent. Gross income includes 100% of realized capital gains and uses the cash value of dividend income. The 99.5th percentile of gross income in 2019 was approximately $400,000.

The Alternative Minimum Tax (AMT), which has been in place since 1986, plays a role in ensuring that the wealthiest Canadians do not take advantage of the tax system to lower their federal tax bill.

However, the AMT has not been substantially updated since its introduction, and there are still thousands of wealthy Canadians who pay little to no personal income tax each year. That is unfair, and the federal government is committed to changing it.

Budget 2022 announces the government’s commitment to examine a new minimum tax regime, which will go further towards ensuring that all wealthy Canadians pay their fair share of tax. The government will release details on a proposed approach in the 2022 fall economic and fiscal update.

Limiting Aggressive Tax Avoidance by Financial Institutions

The government expects federally regulated financial institutions to demonstrate an exemplary level of corporate behaviour.

Budget 2022 proposes to examine potential changes to the financial transaction approval process to limit the ability of federally regulated financial institutions to use corporate structures in tax havens to engage in aggressive tax avoidance.

Tax Fairness and Effective Government    207

Closing the Double-Deduction Loophole

Some Canadian financial institutions have been using hedging and short selling arrangements in aggressive tax planning strategies. Put simply, two different parts of an institution take different positions in relation to a Canadian dividend-paying stock—one short, or betting against the stock; one long, or betting on the stock—to take advantage of special treatment that those Canadian stocks receive.

Budget 2022 proposes to amend the Income Tax Act to deny the deduction for a dividend received where the taxpayer has entered into such transactions.

This measure would increase federal revenues by $635 million over five years starting in 2022-23, and by $150 million ongoing.

Expanding Anti-Avoidance Tax Rules

Interest coupon stripping is a way that some taxpayers avoid paying tax on cross-border interest payments. Due to differences between Canada’s various tax treaties, the interest received from Canadian residents is often subject to different tax rates depending on where the recipient resides. Interest coupon stripping arrangements exploit these differences and allow some to pay less in taxes.

To improve the fairness of Canada’s international tax system, Budget 2022 proposes to create a specific anti-avoidance rule in the Income Tax Act to ensure that the appropriate amount of tax is paid when an interest coupon stripping arrangement is used.

This measure will increase federal revenues by $640 million over the next six years, and by $150 million ongoing.

Strengthening the General Anti-Avoidance Rule

The general anti-avoidance rule (GAAR) is intended to prevent abusive tax avoidance transactions, while not interfering with legitimate commercial and family transactions. If abusive tax avoidance is established, the GAAR applies to deny the tax benefit that was unfairly created.

Budget 2022 proposes to amend the Income Tax Act to provide that the GAAR can apply to transactions that affect tax attributes that have not yet been used to reduce taxes.

The government intends to release in the near future a broader consultation paper on modernizing the GAAR, with a consultation period running through the summer of 2022, and with legislative proposals to be tabled by the end of 2022.

208 Chapter 9

International Tax Reform

Canada strongly supports international efforts to end the corporate tax race to the bottom, ensure that all corporations pay their fair share, and level the playing field for Canadians and Canadian businesses.

Canada is one of 137 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting that joined a two-pillar plan for international tax reform agreed to in October 2021.

Pillar One (Reallocation of Taxing Rights)

Pillar One of the plan will ensure that the largest and most profitable global corporations, including large digital corporations, pay their fair share of tax in the jurisdictions where their users and customers are located.

This is a long-overdue updating of international tax rules to reflect the way business works in today’s digitalized and globalized economy. The federal government is actively working with its international partners to develop the multilateral convention and model rules required to establish the new Pillar One tax framework and bring the new rules into effect.

The government is encouraged by the progress being made and will continue to press forward and be prepared to introduce implementing legislation after the terms are multilaterally agreed. To ensure that Canadians’ interests are protected in any circumstance, the government is prepared to advance legislation for a Digital Services Tax to ensure that corporations in all sectors, including digital corporations, pay their fair share of tax on that money they earn by doing business in Canada. It is Canada’s sincere hope that the timely implementation of the new international system will make this unnecessary.

Tax Fairness and Effective Government    209

Pillar Two (Global Minimum Tax)

Pillar Two would ensure that large multinational enterprises are subject to a minimum effective tax rate of 15 per cent on their profits in every jurisdiction in which they operate. This will help end the race to the bottom in corporate taxation.

The Pillar Two framework is now largely finalized and countries are taking steps towards their own domestic implementation. The members of the European Union are discussing a draft directive that would require member states to implement Pillar Two in their own countries in 2023. The U.K. has similarly announced its intention to implement Pillar Two in 2023. Recent U.S. legislative proposals would more closely align its minimum tax with Pillar Two, ensuring a more level playing field.

In light of these developments, Budget 2022 proposes to implement Pillar Two in Canada, along with a domestic minimum top-up tax. The primary charging rule and domestic minimum top-up tax would be effective in 2023, with the secondary charging rule effective not before 2024.

Budget 2022 is also launching a public consultation on the implementation of Pillar Two and the domestic minimum top-up tax in Canada. Details can be found in Supplementary Information: Tax Measures.

International Accounting Standards for Insurance Contracts

On January 1, 2023, IFRS 17—a new international accounting standard for insurance contracts—will substantially change the financial reporting for Canadian insurers. Changes to the Income Tax Act are required to address the impact of the new international accounting standard, and are consistent with the proposals for implementation that were consulted on last year. These changes will ensure income is recognized when key economic activities occur, as under the current rules generally.

Budget 2022 proposes legislative amendments to confirm support of the use of IFRS 17 accounting standards for income tax purposes, with the exception of a new reserve known as the contract service margin, subject to some modifications. Without this exception, profits embedded in the new reserve would be deferred for income tax purposes.

It is estimated that this measure will increase federal revenues by $2.35 billion over the next five years. Relieving transitional rules and consequential changes to protect the minimum tax base are also proposed.

210 Chapter 9

Reinforcing the Canada Revenue Agency

Canadians understand the importance of everyone paying their fair share. The federal government has invested in strengthening the ability of the Canada Revenue Agency (CRA) to target a full spectrum of compliance work, including initial verification, uncovering aggressive planning schemes, and prosecuting criminal tax evasion.

Building on recent investments, Budget 2022 proposes to provide $1.2 billion over five years, starting in 2022-23, for the CRA to expand audits of larger entities and non-residents engaged in aggressive tax planning; increase both the investigation and prosecution of those engaged in criminal tax evasion; and to expand its educational outreach.

These measures are expected to recover $3.4 billion in revenues over five years, with additional benefits to be realized by provinces and territories whose tax revenues will also increase as a result of these initiatives.

This investment builds on the previous $2.2 billion in resources provided to the CRA since Budget 2016 which has yielded a return of five dollars to each dollar invested until 2020-21.

Chart 9.2

Additional Investments in CRA Compliance Activities by Budget and Fiscal Year

Investment (millions of dollars)
900
800
700
600
500
400
300
200
100
0
Budget 2022
Budget 2016 to Budget 2021
2018-19
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25

Source: Department of Finance Canada.

Tax Fairness and Effective Government    211

Eliminating Excise Duty on Low-Alcohol Beer

Currently, low-alcohol beer—beer with no more than 0.5 per cent alcohol by volume—is subject to excise duty, while low-alcohol wine and spirits are not.

Budget 2022 proposes to eliminate excise duty on low-alcohol beer, effective as of July 1, 2022. This will bring the tax treatment of low-alcohol beer into line with the treatment of wine and spirits with the same alcohol content, and make Canada’s practices consistent with those in other G7 countries.

Bill C-208 Follow-up

The Income Tax Act contains a rule to prevent people from converting dividends into lower-taxed capital gains using certain self-dealing transactions—a practice referred to as “surplus stripping.” Private Member’s Bill C-208, which received Royal Assent on June 29, 2021, introduced an exception to this rule in order to facilitate intergenerational business transfers. However, the exception may unintentionally permit surplus stripping without requiring that a genuine intergenerational business transfer takes place.

Budget 2022 announces a consultation process for stakeholders to share their views as to how the existing rules could be strengthened to protect the integrity of the tax system while continuing to facilitate genuine intergenerational business transfers. The government is committed to bringing forward legislation, as necessary to address this specific issue, which could be included in a bill to be tabled in the fall after conclusion of the consultation process.

9.2 Effective Government

Like most organizations across Canada and around the world, the COVID-19 pandemic has forced the federal government to adapt and change the way it works.

Budget 2022 proposes actions that will improve how the government operates and ensure that it continues to effectively and to efficiently serve Canadians.

212 Chapter 9

Reducing Planned Spending in the Context of a Stronger Recovery

Supporting Canadians and businesses through the COVID-19 pandemic required extraordinary, time-limited government supports and programs. The government remains committed to unwinding COVID-related special measures and normalizing the overall level of program spending. In this context, the government will launch a process to re-examine previously announced spending plans to ensure government programs are fit to changing circumstances, including a stronger than anticipated economic recovery.

In this context, Budget 2022 announces the government’s intention to review previously announced spending plans with a view to reducing the pace and scale of spending that has yet to occur by up to $3 billion over the next four years.

An update on the progress of this initiative will be outlined in the 2022 fall economic and fiscal update.

Strategic Policy Review

The government remains focused on managing public finances in a prudent and responsible manner. This requires ongoing review to ensure Canadians’ tax dollars are being used effectively and to ensure that government programs are delivering the intended results.

To support these efforts, Budget 2022 announces the launch of a comprehensive Strategic Policy Review. Led by the President of the Treasury Board, the review will include two streams:

●	Stream 1 will assess program effectiveness in meeting the government’s key priorities of strengthening economic growth, inclusiveness, and fighting climate change.

●

Stream 2 will identify opportunities to save and reallocate resources to adapt government programs and operations to a new post-pandemic reality. Further areas of focus could include real property, travel, and increased digital service delivery, based in part on key lessons taken from how the government adapted during the pandemic, such as through increased virtual or remote work arrangements.

These efforts would target savings of $6 billion over five years, and $3 billion annually by 2026-27. Budget 2023 will provide an update on the review’s progress.

Tax Fairness and Effective Government    213

Council of Economic Advisors

Strengthening Canada’s prospects for long-term economic growth is essential for achieving continued improvements to living standards and the quality of life of all Canadians. To reinforce the government’s access to expert advice and provide policy options for harnessing new opportunities and navigating increasingly complex economic challenges, the government intends to establish a permanent Council of Economic Advisors.

The government will announce further details on the makeup of the Council in the coming months.

Addressing the Digitalization of Money

A safe and secure financial system is a cornerstone of our economy. However, the digitalization of money, assets, and financial services—which is transforming financial systems and challenging democratic institutions around the world—creates a number of challenges that need to be addressed.

In the last several months, for example, there have been a number of high-profile examples—both around the world and here in Canada—where digital assets and cryptocurrencies have been used to avoid global sanctions and fund illegal activities.

Budget 2022 includes measures that will help maintain the integrity of the financial system, promote fair competition, and protect both the finances of Canadians and our national security.

Budget 2022 announces the government’s intention to launch a financial sector legislative review focused on the digitalization of money and maintaining financial sector stability and security. The first phase of the review will be directed at digital currencies, including cryptocurrencies and stablecoins.

Budget 2022 also proposes $17.7 million over five years, starting in 2022-23, to the Department of Finance to lead the review.

The review will examine, among other factors: how to adapt the financial sector regulatory framework and toolbox to manage new digitalization risks; how to maintain the security and stability of the financial system in light of these evolving business models and technological capabilities; and the potential need for a central bank digital currency in Canada.

Separately, the government is investing in the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and will develop legislative proposals to strengthen the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, the Criminal Code, and other legislation, to investigate and prosecute financial crimes, manage emerging threats, such as those posed by the digitalization of money, and ensure the government has the tools necessary to preserve financial integrity and economic security in Canada.

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A Fairer Banking Complaints Handling System for Canadians

Canadians deserve a fair and impartial process to address unresolved complaints with their banks. Banks should not be able to choose the complaints handling body they participate in, and the system should not be run on a for-profit basis. To strengthen Canada’s external complaints handling process and enhance consumer confidence in the system:

Budget 2022 announces the government’s intention to introduce targeted legislative measures to strengthen the external complaints handling system and to put in place a single, non-profit, external complaints body to address consumer complaints involving banks.

Embracing Digital Government

The federal government is committed to accelerating and expanding the offering of digital services to Canadians and to improving the ease-of-use, accessibility, security, consistency, and reliability of government services.

Budget 2022 confirms the government’s intent to introduce legislative amendments to the Financial Administration Act to enable the Canadian Digital Service to provide its digital platform services more broadly, including to other jurisdictions in Canada, and to clarify its responsibilities under the Privacy Act and Access to Information Act with respect to the services it provides.

Public Sector Pension Plan Governance

The federal government is committed to continuously improving the governance, transparency, and accountability of its pension plans.

Budget 2022 announces the government’s intent to expand the Public Sector Pension Investment Board from 11 to 13 members, with the board’s new additional seats to be filled by representatives of federal public service bargaining agents. The government will consult all federal bargaining agents in determining an appropriate process for the selection of these new members.

Review of the Public Servants Disclosure Protection Act

The government is committed to continuing to take action to improve government worker whistleblower protections and supports:

Budget 2022 proposes to provide $2.4 million over five years, starting in 2022-23, to Treasury Board of Canada Secretariat to launch a review of the Public Servants Disclosure Protection Act.

Tax Fairness and Effective Government    215

Chapter 9

Tax Fairness and Effective Government

millions of dollars

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

9.1. A Fair Tax System	0	-1,931	-3,220	-3,537	-3,643	-3,780	-16,111

Requiring Financial Institutions to Help Pay for the Recovery – Canada Recovery Dividend	0	-810	-810	-810	-810	-810	-4,050

Requiring Financial Institutions to Help Pay for the Recovery – Additional Tax on Banks and Life Insurers	0	-290	-460	-430	-430	-445	-2,055

Preventing the Use of Foreign Corporations to Avoid Canadian Tax	0	-735	-965	-885	-825	-825	-4,235

Closing the Double-Deduction Loophole	0	-65	-135	-140	-145	-150	-635

Expanding Anti-Avoidance Tax Rules	0	-80	-125	-140	-145	-150	-640

International Accounting Standards for Insurance Contracts	0	0	-575	-630	-565	-580	-2,350

Reinforcing the Canada Revenue Agency	0	99	222	291	304	320	1,235

Less: Projected Revenues	0	-51	-374	-794	-1,029	-1,142	-3,390

Eliminating Excise Duty on Low-Alcohol Beer	0	1	2	2	2	2	9

9.2. Effective Government	0	4	-746	-1,746	-2,746	-3,746	-8,980

Reducing Planned Spending in the Context of a Stronger Recovery	0	0	-750	-750	-750	-750	-3,000

Strategic Policy Review	0	0	0	-1,000	-2,000	-3,000	-6,000

Addressing the Digitalization of Money	0	3	4	4	3	3	18

Review of the Public Servants Disclosure Protection Act	0	1	1	1	0	0	2

Additional Actions – Tax Fairness and Effective Government	0	-15	-65	-65	-89	-101	-335

Funding Related to the Implementation of the Western Arctic Offshore Oil and Gas Accord	0	26	1	1	0	0	28

Proposed one-time payment of $25.8 million to the Government of Yukon and Government of the Northwest Territories to fulfill Canada’s commitment under the 1993 Accord, and $2.5 million to support the Inuvialuit Regional Corporation’s participation in the implementation of the new Western Arctic Offshore Oil and Gas Accord.

216 Chapter 9

	2021– 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Employment and Social Development Canada Rent Price Adjustment	0	3	3	3	3	3	17

Less: Funds From CPP Account	0	-1	-1	-1	-1	-1	-4

Funding proposed for Employment and Social Development Canada to cover rent increases related to its national network of service centres and offices.

Reporting Requirements for RRSPs and RRIFs	0	0	0	0	-20	-30	-50

Administrative Costs	0	1	2	2	3	5	13

The Canada Revenue Agency’s enhanced risk-assessment activities related to RRSPs and RRIFs are expected to generate additional audit revenues.

WTO Settlement on the 100-percent Canadian Wine Exemption	0	-55	-80	-80	-85	-90	-390

Repeal of the 100-per-cent Canadian wine excise duty exemption effective as of June 30, 2022.

GST/HST Health Care Rebate	0	3	3	3	3	4	16

This measure proposes to amend the GST/HST eligibility rules for the expanded hospital rebate so that to be eligible for the expanded hospital rebate, a charity or non-profit organization must deliver the health care service with the active involvement of, or on the recommendation of, either a physician or a nurse practitioner, irrespective of their geographical location. This measure would generally apply to rebate claim periods ending after Budget Day in respect of tax paid or payable after that date.

Enhancing Privy Council Office Capacity	0	7	7	7	7	7	35

Funding to support the Privy Council Office, including to enhance analysis of key government priorities, and to support government transparency through the timely production of documents for Access to Information requests.

Supporting the Modern Senate	0	0	1	1	1	1	3

Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-1	-1	-1	-1	-3

Budget 2022 proposes to amend the Parliament of Canada Act and other Acts to support a more independent, non-partisan, transparent, and accountable Senate. Since the federal government established the Independent Advisory Board for Senate Appointments in 2016, 60 senators have been appointed to the Senate and three new non-partisan groups have formed. The proposed amendments would provide allowances for senators occupying leadership positions in parties or groups beyond only the Government and Opposition and authorize participation in certain senate committees.

Chapter 9 - Net Fiscal Impact	0 -1,942		-4,031	-5,347	-6,479	-7,627	-25,426

Note: Numbers may not add due to rounding.

Tax Fairness and Effective Government    217

Annex 1

Details of Economic and Fiscal Projections

1.1 Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in early February 2022. The survey average has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2021 and the historical revisions released on March 1, 2022.

The February survey includes the views of 13 private sector economists:

●	BMO Capital Markets,

●	Caisse de dépôt et placement du Québec,

●	CIBC World Markets,

●	The Conference Board of Canada,

●	Desjardins,

●	IHS Markit,

●	Industrial Alliance Insurance and Financial Services Inc.,

●	Laurentian Bank Securities,

●	National Bank Financial Markets,

●	Royal Bank of Canada,

●	Scotiabank,

●	TD Bank Financial Group, and

●	The University of Toronto (Policy and Economic Analysis Program).

The macroeconomic inputs of the February 2022 survey continue to provide a reasonable basis for fiscal planning. However, the outlook is clouded by a number of key uncertainties, including the impact of Russia’s invasion of Ukraine. Throughout March, the Department closely tracked evolving external views and forecasts. This information was used to inform two alternative economic scenarios that illustrate the effects of unusually high uncertainty around the Russian invasion of Ukraine and its spillovers (Annex 1 for details).

Details of Economic and Fiscal Projections    219

Following a strong rebound of 4.6 per cent in 2021, private sector economists expected real gross domestic product (GDP) growth at a still solid 3.9 per cent for 2022. Growth for 2022 has been revised down from 4.2 per cent expected in the 2021 Economic and Fiscal Update (EFU 2021), reflecting slower expected growth in the first quarter of this year resulting from renewed restrictions in most provinces due to the fast spread of the Omicron variant. The outlook for real GDP growth has been revised up for 2023, from 2.8 per cent in EFU 2021 to 3.1 per cent. Overall, the revisions leave the level of real GDP roughly unchanged relative to EFU 2021 by 2023. Real GDP growth is then expected to moderate to near 2 per cent on average per year over the remaining years of the forecast horizon, reflecting a return to trend long-run growth rates.

This forecast for real GDP is generally in line with recent estimates from the International Monetary Fund, which in January 2022, projected Canada as having the second fastest growth this year and the fastest growth next year, of all G7 countries. Indeed, private sector economists foresee Canada experiencing faster GDP growth than the United States in both 2022 and 2023.

The outlook for the unemployment rate has substantially improved relative to EFU 2021 and was expected to average 5.8 per cent in 2022 and to decline further to 5.5 per cent in 2023, remaining at that historically low level over the remaining years of the forecast horizon.

Private sector economists expected the recent price pressures to continue for some time. Consistent with global trends, the outlook for Consumer Price Index (CPI) inflation has been revised significantly, up to 3.9 per cent in 2022 compared to 3.1 per cent in EFU 2021. CPI inflation was then expected to gradually normalize to around 2 per cent over the remainder of the forecast horizon, which is consistent with the average rate of inflation in Canada over the last 30 years.

Reflecting recent strength in commodity prices, the outlook for West Texas Intermediate crude oil prices has been revised up to US$80 per barrel for 2022 and to US$74 per barrel for 2023, about US$6 to US$7 per barrel higher on average than in EFU 2021. Going forward, crude oil prices were expected to remain higher than in EFU 2021 by about US$3 per barrel on average per year.

While private sector economists forecast the average for 2022 as lower than prices exhibited in the last several weeks, current price levels are operating in an environment of both high volatility and uncertainty. The alternative economic scenarios developed by the Department provide a useful illustration of how a sustained increase in commodity prices could affect the overall economic and fiscal outlook.

220 Annex 1

As a result of this strength in both domestic inflation and crude oil prices, the outlook for GDP inflation (the broadest measure of economy-wide price inflation) has been revised up significantly to 3.7 per cent in 2022 compared to 2.4 per cent in EFU 2021. Going forward, the GDP inflation outlook was expected to be broadly in line with the EFU 2021 outlook.

As a result of these developments, the level of nominal GDP (the broadest measure of the tax base) was expected to be higher than projected in EFU 2021 by about $41 billion per year over the 2021-26 period.

The outlook for short- and long-term interest rates has been revised up in the February 2022 survey by about 30 and 10 basis points, respectively, over the 2021-26 period compared to EFU 2021.

Details of Economic and Fiscal Projections    221

Table A1.1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

	2021	2022	2023	2024	2025	2026	2021- 2026

Real GDP growth[1]

2021 Economic and Fiscal Update	4.5	4.2	2.8	2.0	1.8	1.8	2.8

Budget 2022	4.6	3.9	3.1	2.0	1.9	1.8	2.9

GDP inflation[1]

2021 Economic and Fiscal Update	8.0	2.4	1.5	1.9	1.9	1.9	2.9

Budget 2022	8.2	3.7	1.7	1.8	1.9	1.9	3.2

Nominal GDP growth[1]

2021 Economic and Fiscal Update	12.8	6.7	4.3	3.9	3.7	3.8	5.9

Budget 2022	13.1	7.7	4.8	3.9	3.8	3.7	6.2

Nominal GDP level (billions of dollars)[1]

2021 Economic and Fiscal Update	2,488	2,656	2,771	2,879	2,987	3,100

Budget 2022	2,496	2,689	2,819	2,929	3,040	3,153

Difference between EFU 2021 and Budget 2022	8	33	48	50	53	53	41

3-month treasury bill rate

2021 Economic and Fiscal Update	0.1	0.5	1.2	1.6	1.9	2.0	1.2

Budget 2022	0.1	0.8	1.7	2.0	2.1	2.1	1.5

10-year government bond rate

2021 Economic and Fiscal Update	1.4	1.9	2.3	2.5	2.7	2.9	2.3

Budget 2022	1.4	2.0	2.4	2.6	2.8	3.0	2.4

Exchange rate (US cents/C$)

2021 Economic and Fiscal Update	80.0	80.6	80.7	80.4	80.4	80.6	80.5

Budget 2022	79.8	79.9	80.2	80.5	80.4	80.1	80.2

Unemployment rate

2021 Economic and Fiscal Update	7.6	6.1	5.7	5.7	5.6	5.7	6.1

Budget 2022	7.4	5.8	5.5	5.5	5.5	5.5	5.8

Consumer Price Index inflation

2021 Economic and Fiscal Update	3.3	3.1	2.3	2.1	2.1	2.0	2.5

Budget 2022	3.3	3.9	2.4	2.2	2.1	2.0	2.6

U.S. real GDP growth

2021 Economic and Fiscal Update	5.6	3.9	2.6	1.9	1.8	1.8	2.9

Budget 2022	5.7	3.8	2.6	2.0	1.8	1.9	3.0

West Texas Intermediate crude oil price ($US per barrel)

2021 Economic and Fiscal Update	68	73	68	66	65	63	67

Budget 2022	68	80	74	70	68	66	71

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

1 Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for the 2021 Economic and Fiscal Update, Department of Finance Canada November 2021 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2021 released on November 30, 2021; for Budget 2022, Department of Finance Canada February 2022 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2021 released on March 1, 2022.

222 Annex 1

1.2 Fiscal Projections

The fiscal outlook presented in this budget is based on the economic projections presented above. The tables that follow present changes to the fiscal outlook since EFU 2021, including the impact of government policy actions taken since EFU 2021 and measures in this budget, year-to-date financial results, and the improved economic outlook.

Changes to the Fiscal Outlook Since EFU 2021

Table A1.2

Economic and Fiscal Developments and Policy Actions and Measures

billions of dollars

	Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Budgetary balance – EFU 2021	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1

Economic and fiscal developments since EFU 2021	36.1	14.3	11.7	7.5	8.5	7.4

Budgetary balance before policy actions and measures	-108.5	-44.1	-32.3	-21.6	-14.2	-5.8

Policy actions since EFU 2021	-3.1	-1.3	-0.6	0.6	0.4	0.3

Budget 2022 measures (by chapter)

1. Making Housing More Affordable	-0.7	-2.0	-2.2	-2.1	-2.2	-1.0

2. A Strong, Growing, and Resilient Economy	0.0	-0.3	-1.4	-1.2	-1.3	-1.3

reprofiling infrastructure investments	0.1	0.2	0.8	1.2	2.0	2.1

3. Clean Air and a Strong Economy	0.0	-1.3	-2.2	-3.0	-2.9	-3.0

4. Creating Good Middle Class Jobs	0.0	-0.8	-1.3	-1.4	-1.2	-1.2

5. Canada’s Leadership in the World	0.0	-1.7	-1.5	-1.9	-2.0	-2.3

6. Strong Public Health Care	-1.3	-0.7	-0.8	-1.3	-1.4	-1.6

7. Moving Forward on Reconciliation	-0.2	-2.5	-2.0	-1.9	-1.9	-2.0

8. Safe and Inclusive Communities	0.0	-0.2	-0.4	-0.4	-0.3	-0.3

9.1 Tax Fairness	0.0	2.0	3.3	3.6	3.7	3.9

9.2 Effective Government	0.0	0.0	0.7	1.7	2.7	3.7

Total – Budget 2022 measures	-2.2	-7.4	-7.1	-6.7	-4.8	-3.0

Budgetary balance	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Budgetary balance (% of GDP)	-4.6	-2.0	-1.4	-0.9	-0.6	-0.3

Federal debt (% of GDP)	46.5	45.1	44.5	43.8	42.8	41.5

Details of Economic and Fiscal Projections    223

Economic and Fiscal Developments Since EFU 2021

Table A1.3

Economic and Fiscal Developments Since EFU 2021

billions of dollars

			Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Economic and fiscal developments by component[1]

Change in budgetary revenues

(1.1) Income taxes	19.1	12.0	8.9	6.9	7.9	8.1

(1.2) Excise taxes/duties	1.6	1.9	2.0	2.0	2.2	2.7

(1.3) Proceeds from the pollution pricing framework	0.1	0.2	0.1	0.0	0.0	0.0

(1.4) Other revenues[2]	3.1	1.3	1.9	3.2	3.3	1.9

(1) Total budgetary revenues	24.0	15.4	12.9	12.2	13.4	12.7

Change in program expenses

(2.1) Major transfers to persons	3.9	1.2	-0.9	-1.4	-1.6	-1.7

(2.2) Major transfers to other levels of government	0.4	-0.4	-0.5	-1.0	-1.2	-1.2

(2.3) Proceeds from the pollution pricing framework returned	0.0	-0.3	-0.1	0.0	-0.1	0.0

(2.4) Direct program expenses	8.2	0.4	2.2	-0.7	-0.5	-0.3

(2) Total program expenses, excluding net actuarial losses	12.5	0.9	0.6	-3.2	-3.3	-3.2

(3) Net actuarial losses (gains)	0.0	-1.1	-0.2	0.0	-0.3	-0.2

(4) Public debt charges	-0.4	-1.0	-1.6	-1.5	-1.2	-1.9

(5) Total economic and fiscal developments	36.1	14.3	11.7	7.5	8.5	7.4

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Employment Insurance premiums, Digital Services Tax and Underused Housing Tax in this table only for presentation purposes.

The outlook for budgetary revenues has improved relative to EFU 2021 reflecting significant upward revisions to economic projections, as well as stronger-than-anticipated year-to-date monthly fiscal results.

●

Driven by an improvement in the outlook for corporate profitability and the labour market, income tax revenues are projected to be higher by roughly $10.5 billion per year on average over the forecast horizon.

●	The outlook for excise taxes and import duty revenues has been revised up due to strong monthly results and a better outlook for taxable consumption.

224 Annex 1

●

Proceeds from the federal pollution pricing framework that arise from the provinces and territories that are a part of the federal backstop are projected to be higher, largely due to a slight improvement in projections of economic growth. Direct proceeds will continue to be fully returned in the provinces or territories where they are generated.

●

Projected other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits, have been revised upwards over the forecast horizon. In 2021-22, the improvement largely reflects higher enterprise Crown corporation profits as a result of the improved economic outlook and lower anticipated provisions for losses relative to what was previously assumed in their corporate plans. Over the remainder of the forecast horizon, higher projected interest rates also lift enterprise Crown revenues, as well as interest and penalty revenues.

Program expenses, particularly major transfers to persons and direct program expenses, are projected to be significantly lower in 2021-22 relative to EFU 2021, largely reflecting improved economic projections, as well as lower anticipated departmental spending, in part from reduced COVID-related program expenses.

●

Over the remainder of the forecast horizon, the outlook for major transfers to persons has been revised upwards to reflect the impact of higher expected CPI inflation, to which the Canada Child Benefit and elderly benefit rates are indexed.

●

Relative to EFU 2021, major transfers to other levels of government are projected to be lower in 2021-22, primarily because Fiscal Stabilization claims from provinces related to 2020-21 are now expected to be received in 2022-23. In the outer years of the forecast, expenses have been revised upwards as a result of the stronger economic outlook, as the Canada Health Transfer and Equalization payments are indexed to growth in nominal GDP.

●

Direct program expenses have been adjusted downward in 2021-22 through 2023-24, relative to the EFU 2021 forecast, due primarily to re-estimation of pandemic-related public health supports and slower departmental spending. This effect is partially offset by an increase in the forecast of wage and rent subsidy programs in 2021-22 resulting from worse economic conditions in hard-hit industries (e.g. lower sales in service and retail industries) relative to previous expectations. In all other years of the projection period, direct program expenses are modestly higher relative to EFU 2021, reflecting revised departmental spending plans.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years, are expected to be slightly higher across the horizon relative to EFU 2021, reflecting updated demographic and economic assumptions used in estimating these amounts.

Relative to EFU 2021, public debt charges have increased in 2021-22 due to the impacts of higher inflation on Real Return Bonds. Over the remainder of the forecast, public debt charges are higher due to the increased outlook for

Details of Economic and Fiscal Projections    225

short- and long-term interest rates as forecast by private sector economists. That being said, as outlined further in the Overview, public debt charges as a share of GDP remain below the average of the last two decades over the forecast period, despite the large extraordinary borrowing necessitated by COVID-19.

Summary Statement of Transactions

Table A1.4

Summary Statement of Transactions

billions of dollars

		Projection

	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Budgetary revenues	316.4	394.4	408.4	429.5	450.8	475.1	496.0

Program expenses, excluding net actuarial losses	608.5	473.0	425.4	430.4	439.2	453.1	463.3

Public debt charges	20.4	24.9	26.9	32.9	37.0	39.8	42.9

Total expenses, excluding net actuarial losses	628.9	497.9	452.3	463.3	476.2	492.9	506.1

Budgetary balance before net actuarial losses	-312.4	-103.5	-43.9	-33.8	-25.5	-17.8	-10.2

Net actuarial losses	-15.3	-10.3	-8.9	-6.1	-2.4	-0.8	1.8

Budgetary balance	-327.7	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Financial Position

Total liabilities	1,652.2	1,803.8	1,819.5	1,854.8	1,907.6	1,949.2	1,976.1

Financial assets[1]	502.4	541.3	504.3	496.5	518.0	537.4	553.0

Net debt	1,149.8	1,262.5	1,315.1	1,358.2	1,389.6	1,411.8	1,423.1

Non-financial assets	101.1	101.7	101.5	104.7	108.2	111.8	114.7

Federal debt	1,048.7	1,160.8	1,213.7	1,253.6	1,281.4	1,300.0	1,308.4

Per cent of GDP

Budgetary revenues	14.3	15.8	15.2	15.2	15.4	15.6	15.7

Program expenses, excluding net actuarial losses	27.6	18.9	15.8	15.3	15.0	14.9	14.7

Public debt charges	0.9	1.0	1.0	1.2	1.3	1.3	1.4

Budgetary balance	-14.9	-4.6	-2.0	-1.4	-0.9	-0.6	-0.3

Federal debt	47.5	46.5	45.1	44.5	43.8	42.8	41.5

Note: Totals may not add due to rounding

1The projected level of financial assets for 2021-22 includes an estimate of other comprehensive income.

226 Annex 1

Outlook for Budgetary Revenues

Table A1.5

The Revenue Outlook

billions of dollars

	Projection
	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Income tax revenues

Personal income tax	174.8	189.4	197.3	205.7	214.7	225.5	236.1

Corporate income tax	54.1	72.8	68.4	69.9	72.5	76.8	79.5

Non-resident income tax	8.1	10.3	10.9	11.5	12.0	12.4	13.0

Total	237.0	272.5	276.6	287.1	299.2	314.7	328.6

Excise tax and duty revenues

Goods and Services Tax	32.4	44.0	47.8	49.5	51.2	52.8	54.7

Customs import duties	4.3	5.1	5.5	5.9	6.2	6.5	6.9

Other excise taxes/duties	10.3	11.1	12.0	12.5	12.6	12.7	12.8

Total	47.0	60.2	65.3	67.9	69.9	72.0	74.4

Other taxes	0.0	0.0	0.2	0.9	0.9	1.0	1.0

Total tax revenues	283.9	332.7	342.1	355.9	370.0	387.8	404.1

Proceeds from the pollution pricing framework	4.4	6.7	8.2	10.2	12.3	14.2	16.2

Employment Insurance premium revenues	22.4	23.8	25.8	28.0	30.4	32.2	33.3

Other revenues

Enterprise Crown corporations	-10.5	12.3	10.1	9.5	9.9	11.2	12.4

Other programs	14.1	17.8	20.4	23.5	25.4	26.6	26.5

Net foreign exchange	2.2	1.2	1.7	2.4	2.8	3.1	3.5

Total	5.7	31.2	32.3	35.4	38.1	40.9	42.3

Total budgetary revenues	316.4	394.4	408.4	429.5	450.8	475.1	496.0

Per cent of GDP

Total tax revenues	12.9	13.3	12.7	12.6	12.6	12.8	12.8

Proceeds from the pollution pricing framework	0.2	0.3	0.3	0.4	0.4	0.5	0.5

Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.1	1.1

Other revenues	0.3	1.3	1.2	1.3	1.3	1.3	1.3

Total budgetary revenues	14.3	15.8	15.2	15.2	15.4	15.6	15.7

Note: Totals may not add due to rounding.

Table A1.5 above provides an overview of projected budgetary revenues by major component.

Details of Economic and Fiscal Projections    227

Income Tax Revenues

Personal income tax revenues—the largest component of budgetary revenues at 55.2 per cent in 2020-21—are projected to increase to $189.4 billion in 2021-22, or 8.4 per cent, largely reflecting the robust recovery in household income (including labour income and employment). For the remainder of the forecast, personal income tax revenue growth averages 4.5 per cent, in line with projected nominal GDP growth.

Corporate income tax revenues are projected to increase by 34.6 per cent, to $72.8 billion in 2021-22, propelled by broad-based gains across industry sectors. Beyond this, corporate income tax revenues are expected to retreat by -6.1 per cent, in 2022-23, and then grow at an average rate of 3.9 per cent per year. This reflects the corporate profit outlook, which falls in 2022-23 due to a projected stabilization of commodity prices and the absence of one-time factors influencing growth in 2021-22, such as the release of pandemic-related loss provisions in the financial sector.

Overall, as a result of both higher commodity prices and a faster overall economic recovery than originally anticipated, corporate income tax revenues for 2021-22 are forecast to be 45 per cent higher than their pre-pandemic level in 2019-20.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow to $10.3 billion in 2021-22, or 27 per cent, driven by robust corporate profit and investment income growth. Over the remainder of the forecast horizon, growth in nonresident income tax revenues is expected to average 4.8 per cent reflecting the outlook for corporate profits, dividends and interest rates.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to rebound to $44 billion in 2021-22, or 35.7 per cent, from a very weak 2020-21 outcome that was the result of the temporary pandemic driven shutdown of large portions of the retail sector and the reduction in revenues due to the cost of the one-time enhanced GST credit payment. Over the remainder of the projection period, GST revenues are forecast to grow by 4.4 per cent per year, on average, reflecting the outlook for taxable consumption.

Customs import duties are projected to increase 19.1 per cent in 2021-22, due to the economic recovery and the reduced demand for remissions of duties due to lower-than-expected imports of personal protective equipment and other medical goods. Customs import duty revenue is then estimated to grow at an average annual rate of 6.3 per cent, driven by projected growth in imports.

228 Annex 1

Other excise taxes and duties are expected to increase to $11.1 billion in 2021-22, or 8.4 per cent, as demand recovers, before softening to growth of an average annual rate of 2.9 per cent over the remainder of the projection period, reflecting expected consumption growth of motive fuels and tobacco products, in particular.

Other taxes include revenues from the Underused Housing Tax announced in Budget 2021. Revenues from this tax are projected to be $0.2 billion in 2022-23.

Proceeds From the Pollution Pricing Framework

Proceeds from the pollution pricing framework represent the direct proceeds from the federal fuel charge and the Output-Based Pricing System in jurisdictions in which the federal carbon pollution pricing system applies. Growth in the proceeds from the federal pollution pricing framework will be driven primarily by the increase in the carbon price over the fiscal planning horizon.1 All direct proceeds from the pollution pricing framework are returned to the jurisdictions where they were collected, with a majority of proceeds returned directly to Canadians through Climate Action Incentive payments.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are projected to grow at 6.9 per cent over the horizon due to the significant projected improvement in the labour market, with the unemployment rate expected to fall to 5.5 per cent, a historically low level. The two-year freeze in premium rates is scheduled to end in 2023, returning to a premium rate-setting structure under current legislation that balances accumulated spending from the account over seven years. Premium rates are assumed to increase gradually from $1.58 in 2022 to $1.73 per $100 insurable earnings (see Box A1.1 for details of the outlook for the EI Operating Account). As a result of the faster and swifter recovery in the labour market over the last year, which led to both increased revenues as Canadians returned to work and reduced expenditures from less demand for Employment Insurance, this forecast represents a 10 cent improvement (reduction) in premiums compared to Budget 2021, which estimated a long-term premium rate of $1.83 as of 2028. If achieved, this rate would still be 15 cents lower than the $1.88 premium rate in 2015.

[1]

The carbon price trajectory reflects annual increases of $15/tonne, from $50/tonne, beginning in 2023-24, as set out in the Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-30, released in August 2021.

Details of Economic and Fiscal Projections    229

Box A1.1 Employment Insurance Operating Account

Employment Insurance Operating Account Projections

	2020- 2021		2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027

EI premium revenues	22.4		23.8	25.8	28.0	30.4	32.2	33.3

EI benefits1	33.7		39.0	31.3	24.4	24.8	25.4	26.3

EI administration and other expenses[2]	2.5		2.9	2.1	2.0	2.0	2.0	2.0

	2020	[3]	2021	2022	2023	2024	2025	2026	2027	2028	2029

EI Operating Account annual balance	-6.4		-21.5	-10.8	0.7	3.7	5.3	5.8	5.7	5.7	4.7

EI Operating Account cumulative balance	-1.3		-22.8	-33.6	-32.9	-29.2	-23.8	-18.0	-12.3	-6.6	-1.9	[4]

Projected premium rate (per $100 of insurable earnings)	1.58		1.58	1.58	1.63	1.68	1.73	1.73	1.73	1.73	1.73
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs in line with the government’s commitment to credit the EI Operating Account.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]	Values for 2020 are actual data. Values for 2021 and future years are a projection.

[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance (EI) Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual deficits from 2020 to 2022 as a result of the increase in EI benefits (excluding the Emergency Response Benefit) and the temporary freeze on EI premiums through 2022. The Account is then projected to record annual surpluses due to projected increases in the premium rate, which are expected to rise in 5 cent increments, consistent with the legislated limit, until reaching $1.73. The increases reflect the practice of the break-even rate-setting mechanism that started with the setting of the 2017 premium rate.

230 Annex 1

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

•

Enterprise Crown corporation revenues are projected to rebound by $22.8 billion in 2021-22 and then decline slightly in 2022-23 and 2023-24 as the impact of one-time factors recedes—in particular, the impact of Bank of Canada programs introduced during COVID-19, including purchases of Government of Canada securities on the secondary market to support liquidity in financial markets. Beyond this, growth averages 9.1 per cent annually reflecting the outlooks presented in corporate plans of respective enterprise Crown corporations.

•

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by 26 per cent in 2021-22, primarily due to:

○	An increase in interest and penalty revenue since waivers provided as part of the government’s COVID-19 response in 2020-21, which reduced that year’s revenue, are no longer in effect; and,

○	A projected increase in revenue from sales of goods and services (e.g., VIA Rail revenue, fees for passports and visas, and wireless spectrum auction revenue).

•	Over the remainder of the forecast horizon, other program revenues are projected to continue to grow largely as a result of increased interest rates and revenue from sales of goods and services.

•

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies, and are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to decrease in the near term due to lower gains on sales of investments, but increase over the remainder of the forecast horizon as a result of growth in reserves and higher projected interest rates.

Details of Economic and Fiscal Projections    231

Outlook for Program Expenses

Table A1.6

The Expense Outlook

billions of dollars

		Projection
	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Major transfers to persons

Elderly benefits	58.5	61.0	68.2	73.6	78.0	82.6	87.2

Employment Insurance benefits1	58.4	39.0	31.3	24.4	24.8	25.4	26.3

COVID-19 income support for workers2	55.8	17.7	0.4	0.0	0.0	0.0	0.0

Canada Child Benefit3	27.4	26.3	25.2	26.6	27.6	28.5	29.4

Total	200.1	144.0	125.1	124.6	130.4	136.4	142.9

Major transfers to other levels of government

Canada Health Transfer	45.9	45.1	45.2	49.1	51.8	53.9	56.0

Canada Social Transfer	15.0	15.5	15.9	16.4	16.9	17.4	17.9

Equalization	20.6	20.9	21.9	23.8	25.1	26.1	27.1

Territorial Formula Financing	4.2	4.4	4.6	4.9	5.1	5.2	5.4

Canada Community-Building Fund	4.3	2.3	2.3	2.4	2.4	2.5	2.5

Home care and mental health	1.3	1.5	1.2	1.2	1.2	1.2	1.2

Canada-wide early learning and child care[4]	0.0	2.9	4.5	5.6	6.6	7.9	7.9

Other fiscal arrangements[5]	15.4	-5.2	-5.6	-6.5	-6.8	-7.1	-7.5

Total	106.7	87.4	90.0	96.9	102.2	107.2	110.5

Proceeds from the pollution pricing framework returned	4.6	4.1	8.0	11.9	12.4	14.3	16.2

Direct program expenses

Canada Emergency Wage Subsidy	80.2	20.9	0.0	0.0	0.0	0.0	0.0

Other transfer payments	98.0	94.2	86.3	83.7	81.3	81.3	79.1

Operating expenses[6]	119.1	122.4	116.0	113.4	112.9	113.8	114.5

Total	297.2	237.5	202.2	197.1	194.2	195.2	193.6

Total program expenses, excluding net actuarial losses	608.5	473.0	425.4	430.4	439.2	453.1	463.3

Net actuarial losses (gains)	15.3	10.3	8.9	6.1	2.4	0.8	-1.8

Per cent of GDP

Major transfers to persons	9.1	5.8	4.7	4.4	4.5	4.5	4.5

Major transfers to other levels of government	4.8	3.5	3.3	3.4	3.5	3.5	3.5

Direct program expenses	13.5	9.5	7.5	7.0	6.6	6.4	6.1

Total program expenses	27.6	18.9	15.8	15.3	15.0	14.9	14.7
Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of operating expenses. This includes the portion of payments for the Emergency Response Benefit charged to the EI Operating

232 Annex 1

Account in 2019-20 and 2020-21, but there is no impact on the EI Operating Account as a credit has been made in 2020-21.

[2]	Includes the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit, and the Canada Worker Lockdown Benefit.

[3]	Includes the Child Disability Benefit and residual payments for the Universal Child Care Benefit, now replaced by the Canada Child Benefit.

[4]

Canada-wide early learning and child care transfer payments to provinces and territories exclude funding for Indigenous early learning and child care, which are included in the other transfer payments line. Funding of $25 million over 2021-22 and 2022-23 to support child care centres to improve their physical accessibility was reclassified from major transfers to other levels of government to other transfer payments, with no impact on total program expenses.

[5]

Other fiscal arrangements include the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; and potential Fiscal Stabilization payments. It also includes certain COVID-19 response measures such as the Safe Restart Agreement, Safe Return to Class Fund, the COVID-19 Essential Workers Support Fund, and Canada’s COVID-19 Immunization Plan. In addition, it also includes funding to support transit and improve housing supply and affordability.

[6]	This includes capital amortization expenses.

Table A1.6, above, provides an overview of the projection for program expenses by major component. As shown in the outlook, total program expenses as a share of GDP will continue to track downward, reflecting prudent and responsible fiscal management and a more normal trend in spending post-pandemic.

Program expenses consist of four main categories: major transfers to persons, major transfers to other levels of government, proceeds from the pollution pricing framework returned, and direct program expenses.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, Employment Insurance (EI) benefits, the Canada Child Benefit, and the COVID-19 income supports for workers.

Elderly benefits are projected to reach $61 billion in 2021-22, up 4.2 per cent. Over the forecast horizon, elderly benefits are forecast to grow by 7.4 per cent on average annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed, as well as the 10 per cent increase to Old Age Security payments for pensioners 75 and over on an ongoing basis as of July 2022, announced in Budget 2021.

EI benefits are projected to decrease to $39 billion in 2021-22, largely reflecting the expiration of temporary COVID-related EI measures and a lower unemployment rate. EI benefits are expected to fall further to $24.4 billion by 2023-24 as a result of the projected improvement in the labour market and grow at an average of 2.5 per cent annually thereafter.

Details of Economic and Fiscal Projections    233

The Canada Emergency Response Benefit was introduced as part of Canada’s COVID-19 Economic Response Plan to provide immediate assistance to Canadians. In September 2020, when this program ended, the government continued to support Canadians with the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, and the Canada Recovery Caregiving Benefit. While the Canada Recovery Benefit ended on October 23, 2021, the government extended the sickness and caregiving benefits until May 7, 2022 and introduced the Canada Worker Lockdown Benefit. The Canada Worker Lockdown Benefit remains available for workers who face direct work interruptions due to public health lockdowns until May 7, 2022. These income support programs for workers are expected to cost $17.7 billion in 2021-22, decreasing to $0.4 billion in 2022-23 as the recovery strengthens and temporary programs end.

Canada Child Benefit (CCB) payments are projected to decrease 3.8 per cent to $26.3 billion in 2021-22, largely reflecting the phasing out of 2020-21 temporary top-up transfer. CCB benefits will decline further in 2022-23 due to the phasing out of the temporary supplement for families with young children introduced in the 2020 Fall Economic Statement. Over the remainder of the forecast horizon, CCB payments are expected to grow at an average annual rate of 3.9 per cent, reflecting forecasted recipient growth and consumer price inflation, to which the benefits are indexed.

Major Transfers to Other Levels of Government

Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, and the Canada Community-Building Fund, as well as significant COVID-related payments made to provinces and territories such as the Safe Restart Agreement and the Safe Return to Class Fund, among others. In 2021-22, these transfers are expected to decrease by 18.1 per cent to $87.4 billion, as transfers to provinces and territories normalized following the unprecedented level of support provided during the height of the pandemic.

Including the $2 billion top-up announced by the government on March 25, 2022, to address the backlog of surgeries and procedures, total CHT support is projected to be $45.1 billion in 2021-22. Beginning in 2022-23, the CHT is projected to grow from $45.2 billion to $56 billion in 2026-27, in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year.

As a result of both the formula’s protection against down-side risk in the event of a recession (3 per cent floor), as well as the up-side from being linked to nominal GDP, provinces and territories are expected to receive $12 billion more in Canada Health Transfer payments over the next 5 years than originally forecast prior to the pandemic.

234 Annex 1

Chart A1.1

Pre- vs. Post-Pandemic Canada Health Transfer Forecast

billions of dollars
60
55
50
45
40
35
Pre-pandemic
Post-pandemic
2019-20
2020-21
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27

Note: Pre-pandemic forecast represents the CHT forecast from the 2019 *Economic and Fiscal Update*. Two additional years have been extrapolated based on the gross domestic product forecast used in the Update.

Sources: Department of Finance Canada calculations (December 2019 forecast and March 2022 forecast).

The CST is legislated to grow at 3 per cent per year. Canada Community- Building Fund payments are indexed at 2 per cent per year, with increases applied in $100 million increments. Home care and mental health transfers are projected to be $1.5 billion in 2021-22, before stabilizing at $1.2 billion starting in 2022-23. Canada-wide early learning and child care transfer payments are expected to increase from $2.9 billion in 2021-22 to $7.9 billion in 2026-27, which includes the proposed Budget 2022 funding of $625 million over four years, beginning in 2023-24, to Employment and Social Development Canada for an Early Learning and Child Care Infrastructure Fund.

Proceeds From the Pollution Pricing Framework Returned

Proceeds from the pollution pricing framework returned represent the return of direct proceeds from the federal fuel charge and Output Based Pricing System to the jurisdiction from which they were collected. Proceeds from the pollution pricing framework returned are expected to be $4.1 billion in 2021-22, increasing to $16.2 billion by 2026-27, reflecting the increase in direct proceeds resulting from a higher price on carbon pollution.

Details of Economic and Fiscal Projections    235

Direct Program Expenses

Direct program expenses consist of the Canada Emergency Wage Subsidy, other transfer payments administered by departments, and operating expenses.

•

Other transfer payments administered by departments are projected to decrease across the budgetary horizon from $94.2 billion in 2021-22 to $79.1 billion in 2026-27. The decline is steepest from 2021-22 to 2022-23, reflecting the phasing out of pandemic support programs. This trend is somewhat offset by measures announced in this budget, including funding to support investments in clean transportation and energy, such as the Zero-Emission Vehicles and the Low Carbon Economy Fund, and new housing supply.

•

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations. Operating expenses are forecasted to reach $122.4 billion in 2021-22 and decline to $112.9 billion in 2024-25, as pandemic-related expenses for procurement of vaccines, personal protective equipment, therapeutics, and rapid testing kits wind down. Operating expenses are then expected to grow modestly to $114.5 billion in 2026-27.

Net Actuarial Losses

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits, are expected to gradually decline over the forecast horizon, from a projected loss of $10.3 billion in 2021-22 to a projected net actuarial gain of $1.8 billion in 2026-27, reflecting higher expected interest rates used to measure the present value of the obligations.

Financial Source/Requirement

The financial/source requirement measures the difference between cash coming in to the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.7 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non-financial assets, and the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

236 Annex 1

Table A1.7

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/ Requirement

billions of dollars

		Projection
	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Budgetary balance	-327.7	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Non-budgetary transactions

Pensions and other accounts	16.9	11.8	10.4	6.7	2.1	-0.1	-3.1

Non-financial assets	-9.5	-0.6	0.2	-3.2	-3.5	-3.7	-2.9

Loans, investments and advances

Enterprise Crown corporations	5.5	-12.7	-6.5	-9.2	-9.2	-9.9	-8.3

Other	-31.9	-1.8	-3.0	24.8	-3.8	-3.6	-1.8

Total	-26.4	-14.5	-9.5	15.7	-13.0	-13.5	-10.1

Other transactions

Accounts payable, receivable, accruals and allowances	19.9	16.7	-25.0	-1.0	-1.7	-2.6	-2.9

Foreign exchange activities	12.3	-5.2	-8.2	-8.1	-7.9	-4.1	-4.1

Total	32.2	11.5	-33.2	-9.1	-9.5	-6.7	-6.9

Total	13.2	8.2	-32.0	10.0	-23.9	-23.9	-22.9

Financial source/requirement	-314.6	-105.6	-84.9	-29.9	-51.8	-42.5	-31.3

As shown in Table A1.7, a financial requirement is projected in each year over the forecast horizon, largely reflecting financial requirements associated with the projected budgetary balance and projected growth in financial assets. Reflecting an overall better fiscal outlook and less need for cash, the total financial requirement for 2021-22 of $105.6 billion is approximately $50.2 billion lower than forecast in EFU 2021 and about $85 billion lower than forecast in Budget 2021.

A financial source is projected for pensions and other accounts for 2021-22 to 2024-25. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. The financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments. Financial requirements are projected for 2025-26 and 2026-27, as the balance of the government’s liabilities for pension and other accounts is expected to decline.

Details of Economic and Fiscal Projections    237

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected from 2023-24 to 2026-27, reflecting forecast net growth in non-financial assets.

Loans, investments and advances include the government’s investments in enterprise Crown corporations, including Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada. They also include loans, investments and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA). The projected financial source for loans, investments and advances in 2023-24 is due to the expected repayment of CEBA loans, reflecting the recent extension of the forgiveness repayment date from December 31, 2022 to December 31, 2023.

In general, loans, investments and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. Projected cash requirements from 2022-23 to 2026-27 mainly reflect the payment of accounts payable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

238 Annex 1

Alternative Economic Scenarios

While the macroeconomic inputs of the February 2022 survey of private sector economists continue to provide a reasonable basis for fiscal planning, the economic outlook is clouded by a number of key uncertainties.

Notably, Russia’s invasion of Ukraine, and related economic and financial sanctions, created a negative global supply shock that is pushing up commodity prices and inflation. The Canadian economy is less exposed to the economic fallout than other regions (e.g., Europe) given our limited trade links to Russia and Ukraine and Canada’s position as a net exporter of many commodities now in short supply. On the other hand, the conflict and the resulting sanctions disrupted global trade, led to tighter financial conditions, and put additional pressures on already stretched supply chains. Further, increased uncertainty around geopolitical risks could lead to more cautious behaviour by consumers and businesses. Overall, the net impact on economic activity is highly uncertain and depends on the path forward for global growth, commodity prices, and global interest rates. All of these drivers are intrinsically linked to the duration and impacts of the supply shock.

Beyond the conflict, further uncertainties continue to obscure the outlook, including the impact of the COVID-19 resurgence in China and other regions on supply chains, the effects of supply and labour shortages on inflation, and the impact of rising interest rates on the Canadian economy. On the other hand, Canada’s solid underlying fundamentals, including improved balance sheets and elevated profits, could also boost consumer spending and business investment by more than expected.

The Department of Finance actively engages with external economists to assess risks and uncertainties to the outlook. To illustrate the effects of unusually high uncertainty around the Russian invasion of Ukraine and its spillovers, the Department has considered two alternative economic scenarios to the private sector projections. Notably, the scenarios consider a wide range of views on the potential fallout from Russia’s invasion of Ukraine, including on the outlook for crude oil prices. Beyond the next two years, projections for crude oil prices are largely consistent with oil futures (i.e. a benign scenario for oil supply disruptions with crude oil prices easing back to pre-conflict levels). The scenarios also recognize that, while higher commodity prices should trigger investment in the oil and gas sector, the response is unlikely to be as strong as in past commodity booms given that supply disruptions – not stronger global demand – are behind the run-up in prices.

Details of Economic and Fiscal Projections    239

Heightened Impact Scenario

This scenario considers the economic repercussions of a drawn-out conflict in Ukraine with surging commodity prices, prolonged supply-chain disruptions, and more rapid monetary policy tightening. The result is weaker economic activity and temporarily stronger inflation.

•	Supply disruptions resulting from a reduction in Russian energy exports lead to a spike in commodity prices, with WTI crude oil prices reaching a peak of US$180 in the second quarter of 2022.

•

In response to higher inflation, global interest rates rise higher and more quickly than anticipated, with Canada’s three-month treasury bill rate up by almost 50 basis points on average per year compared to the February survey, contributing to weaker growth.

•

Higher energy bills and weaker confidence substantially reduce consumption while ongoing supply shortages and trade disruptions hold back activity, leading to a sharp slowdown in global economic growth, potentially tipping some regions into recession (e.g., Europe).

•	With a sharp slowdown in global economic activity, and a recession in some parts of the world, global crude oil prices moderate quickly and converge to the February survey by the second half of 2023.

•

Weaker global activity reduces demand for Canadian products generally. Overall, growth in real GDP for 2023 as a whole remains slightly positive, though substantially lower than in the baseline forecast.Despite improved terms of trade, energy-related investment and exports remain relatively muted (compared to the February survey) due to lower global activity and uncertainty about longer-term demand for fossil fuels.

•

Altogether, Canada sees significantly weaker real GDP growth in 2022 and 2023 compared to the February survey (close to 2 percentage points lower on average per year), while the unemployment rate is 0.7 percentage point higher in 2022, reflecting spillovers from global supply disruptions and higher interest rates.

•

Despite slower growth compared to the February survey, higher domestic and commodity prices push up GDP inflation and nominal GDP in the near term before it falls below the survey in 2024 amid easing commodity prices and weaker economic growth. Initially, nominal GDP is $126 billion higher than the survey in 2022. The difference in nominal GDP shrinks to $18 billion in 2023 and turns below the survey level by around $23 billion on average per year over the last three years of the forecast horizon. Notably, this temporary spike in nominal GDP drives a temporary improvement to the budgetary balance and the debt-to-GDP ratio.

240 Annex 1

Moderate Impact Scenario

This scenario considers a de-escalation of tensions in Ukraine and a world in which supply disruptions from the conflict and pandemic are smaller than expected while global demand remains resilient along with an easing of geopolitical tensions. Although commodity prices and inflation spike immediately following Russia’s invasion of Ukraine, the global economy successfully adapts to COVID-19 risks and pivots to more secure commodity suppliers, reducing inflationary pressures as geopolitical tensions ease.

•

After peaking at almost US$100 in the first quarter of 2022, global crude oil prices fall quickly but remain slightly above the February survey over the forecast horizon, limiting inflationary pressures compared to the Heightened Impact scenario, and thus the loss of consumers’ purchasing power.

•

This leads to a smaller drag on global growth, as well as a smaller increase in interest rates (up by 20 basis points on average per year compared to the February survey) needed to bring inflation back to target without derailing the economic expansion.

•

At the same time, Canadian commodity producers make full use of current spare capacity and increase investment, albeit not commensurate to the rise in energy prices. This along with improved sentiment provides a boost to economic growth. Increased activity in the sector also supports employment growth and real incomes, pushing up spending on domestically-produced goods and services.

•

Altogether, Canada sees stronger real GDP growth in 2022 and 2023 compared to the February survey, supported by Canada’s strong underlying fundamentals, increased activity in commodity sectors, and faster adjustments to the supply shock.

•

With higher commodity prices and stronger real GDP growth, nominal GDP remains well above the February survey over the entire forecast horizon. Altogether, nominal GDP is about $77 billion higher than the February survey outlook on average per year.

Details of Economic and Fiscal Projections    241

Table A1.8

Department of Finance Alternative Scenarios

Per cent, unless otherwise indicated

	2022	2023	2024	2025	2026	2022- 2026

Real GDP Growth

Budget 2022	3.9	3.1	2.0	1.9	1.8	2.5

Heightened Impact Scenario	2.8	0.4	2.0	2.4	2.2	2.0

Moderate Impact Scenario	4.3	4.0	2.1	1.8	1.7	2.8

GDP Inflation

Budget 2022	3.7	1.7	1.8	1.9	1.9	2.2

Heightened Impact Scenario	9.7	0.4	0.5	1.3	1.6	2.7

Moderate Impact Scenario	5.4	1.8	1.5	1.8	1.9	2.5

Nominal GDP Growth

Budget 2022	7.7	4.8	3.9	3.8	3.7	4.8

Heightened Impact Scenario	12.8	0.8	2.5	3.7	3.8	4.7

Moderate Impact Scenario	10.0	5.8	3.6	3.6	3.6	5.3

Nominal GDP Level ($ billions)

Budget 2022	2,689	2,819	2,929	3,040	3,153

Heightened Impact Scenario	2,815	2,837	2,908	3,015	3,130

Moderate Impact Scenario	2,746	2,905	3,011	3,119	3,232

Difference between Budget 2022 and Heightened Impact Scenario	126	18	-21	-25	-22	15

Difference between Budget 2022 and Moderate Impact Scenario	57	86	82	79	79	77

Unemployment Rate

Budget 2022	5.8	5.5	5.5	5.5	5.5	5.5

Heightened Impact Scenario	5.9	6.2	6.1	6.0	5.9	6.0

Moderate Impact Scenario	5.6	5.2	5.2	5.3	5.3	5.3

3-month Treasury Bill Rate

Budget 2022	0.8	1.7	2.0	2.1	2.1	1.7

Heightened Impact Scenario	1.5	2.3	2.4	2.3	2.3	2.2

Moderate Impact Scenario	1.1	1.9	2.2	2.2	2.3	1.9

CPI Inflation

Budget 2022	3.9	2.4	2.2	2.1	2.0	2.5

Heightened Impact Scenario	6.3	2.7	1.8	2.0	2.0	3.0

Moderate Impact Scenario	5.7	2.9	1.9	2.0	2.0	2.9

WTI Crude Oil Price ($US/barrel)

Budget 2022	80	74	70	68	66	72

Heightened Impact Scenario	126	79	70	68	66	82

Moderate Impact Scenario	89	79	74	72	69	77

Sources: Department of Finance Canada February 2022 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2021 released on March 1, 2022; Department of Finance Canada calculations.

242 Annex 1

The potential impact of these increased uncertainties on the projected federal deficit and debt-to-GDP ratio is shown in Charts A1.2 and A1.3 below. The relative change in economic activity under both scenarios would be expected to affect tax revenues, and expenses such as Employment Insurance benefits, and major health and social transfer payments to provinces.

•

In the Heightened Impact scenario, the budgetary balance worsens in all years except 2022-23, due to lower revenues stemming from the economic deterioration. In the first year, the near-term improvement in nominal GDP, driven by commodity prices, dominates and more than offsets the increase in expenses.

•

In the Moderate Impact scenario, revenue is projected to experience a broad-based increase reflecting greater income, profits, and employment, and lower use of income supports, partially offset by higher health and social transfers.

In total, the Heightened Impact scenario could be expected to add about $6 billion on average to the deficit across the horizon, and the federal debt-to-GDP ratio would would be 1.3 percentage points higher, at 42.8 per cent, by 2026-27. In the Moderate Impact scenario, the deficit would be reduced by $6.1 billion on average across the projection, and the federal debt-to-GDP ratio would fall to 39.5 per cent by 2026-27, 2 percentage points below the Budget 2022 projection.

Chart A1.2
Deficit Under Alternative Economic Scenarios

billions of dollars
2022-23
2023-24
2024-25
2025-26
2026-27
0
-30
-60
-39.5
-52.8
-48.2
-43.7
-39.9
-31.3
-41.1
-27.8
-21.6
-32.2
-18.6
-13.2
-21.1
-8.4
-2.7
Heightened Impact Scenario
Budget 2022
Moderate Impact Scenario

Source: Department of Finance Canada calculations.

Chart A1.3
Federal Debt-to-GDP Ratio Under Alternative Economic Scenarios

per cent of GDP
48.0
46.0
44.0
42.0
40.0
38.0
46.5
Budget 2022
45.1
44.5
44.2
43.7
44.0
43.9
43.8
42.6
42.7
42.8
42.8
41.9
41.5
40.9
39.5
Heightened Impact
Moderate Impact
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27

Source: Department of Finance Canada calculations.

Details of Economic and Fiscal Projections    243

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks relative to the baseline Budget 2022 projections, which already incorporate forecast changes in levels to these components over the budget horizon:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994, and is separate from the scenarios for a faster or slower recovery presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock).

244 Annex 1

Table A1.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues

Tax revenues

Personal income tax	-2.7	-2.9	-3.3

Corporate income tax	-0.6	-0.7	-0.9

Goods and Services Tax	-0.4	-0.4	-0.5

Other	-0.2	-0.2	-0.2

Total tax revenues	-3.9	-4.1	-4.9

Employment Insurance premiums	-0.1	-0.2	-0.2

Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-4.1	-4.3	-5.1

Federal expenses

Major transfers to persons

Elderly benefits	-0.1	0.0	0.0

Employment Insurance benefits	1.0	1.0	1.1

Canada Child Benefit	0.1	0.2	0.2

Total major transfers to persons	1.0	1.2	1.3

Other program expenses	-0.2	-0.3	-0.6

Public debt charges	0.0	0.2	0.6

Total expenses	0.8	1.1	1.3

Budgetary balance	-5.0	-5.4	-6.4

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $5.0 billion in the first year, $5.4 billion in the second year, and $6.4 billion in the fifth year

(Table A1.9).

•

Tax revenues from all sources fall by a total of $3.9 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues are relatively unchanged, as the EI premium rate is bound by the 5-cent maximum annual increase for the majority of the baseline forecast. EI revenues would typically rise as a result of this shock, as the EI premium rate increases under the seven-year break-even mechanism, adjusting to offset the increase in benefits such that the EI Operating Account balances over time.

Details of Economic and Fiscal Projections    245

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses, primarily the Canada Health Transfer and Equalization, as the decline in real GDP is reflected in nominal GDP, to which these payments are indexed.

Table A1.10

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues

Tax revenues

Personal income tax	-2.6	-2.5	-2.7

Corporate income tax	-0.6	-0.7	-0.9

Goods and Services Tax	-0.4	-0.4	-0.5

Other	-0.2	-0.2	-0.2

Total tax revenues	-3.8	-3.7	-4.3

Employment Insurance premiums	0.0	-0.1	-0.2

Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-3.9	-3.9	-4.6

Federal expenses

Major transfers to persons

Elderly benefits	-0.4	-0.8	-0.9

Employment Insurance benefits	-0.1	-0.1	-0.2

Canada Child Benefit	0.1	-0.1	-0.2

Total major transfers to persons	-0.5	-1.0	-1.4

Other program expenses	-0.6	-0.7	-1.7

Public debt charges	-0.6	0.1	0.2

Total expenses	-1.7	-1.6	-2.9

Budgetary balance	-2.2	-2.3	-1.8

246 Annex 1

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by $2.2 billion in the first year, $2.3 billion in the second year, and $1.8 billion in the fifth year (Table A1.10).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to CPI inflation, such as elderly benefit payments, which puts downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in nominal GDP, such as the Canada Health Transfer and Equalization.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.11

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	-1.4	0.2	2.4

Federal expenses	3.7	6.1	9.3

Of which: public debt charges	3.7	6.1	9.3

Budgetary balance	-5.1	-5.9	-6.9

Details of Economic and Fiscal Projections    247

A 1 per cent increase in interest rates decreases the budgetary balance by $5.1 billion in the first year, $5.9 billion in the second year, and $6.9 billion in the fifth year (Table A1.11). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenues and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realize some offsetting benefits, including:

•	Higher revenues from the government’s interest-bearing assets, which are recorded as part of other revenues;

•	Corresponding downward adjustments that reduce the valuations of public sector pensions and employee benefits obligations, which are not incorporated in the table above; and,

•	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Even with a 1 per cent increase in interest rates, public debt charges are sustainable and would remain near historic lows as a proportion of GDP. Further discussion of public debt charges can be found in the Overview (Chart 27), which also compares forecasted increases in interest rates and borrowing costs over the budget horizon to historical trends.

248 Annex 1

Policy Actions Taken Since the 2021 Economic and Fiscal Update

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.12, ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A1.12

Policy Actions Since the 2021 Economic and Fiscal Update

millions of dollars

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Finishing the Fight Against COVID-19	3,619	1,503	447	-126	-26	1

Support for Proof of Vaccination — International Travel	28	1	1	1	1	1

Funding provided to Immigration, Refugees and Citizenship Canada, the Canada Border Services Agency, and the Public Health Agency of Canada to cover federal costs associated with implementing verifiable proof of vaccination tools at Canadian borders.

Rapid Test Kits	3,500	0	0	0	0	0

Funding to support the procurement of rapid test kits to help curb the transmission of the COVID-19 virus. This could include the procurement of additional rapid test kits, treatments or therapeutics, or biomedical assets, including associated logistics and operational costs.

COVID-19 Testing Capacity and Border Operations	650	350	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	-650	0	0	0	0	0

Funding to enhance COVID-19 testing capacity and border operations, in particular related to the Omicron variant, in order to continue to protect Canadians and limit the spread of COVID-19. Funding also supports the Safe Voluntary Isolation Sites program.

Temporary Accommodations for Asylum Seekers	88	0	0	0	0	0

Funding provided for Immigration, Refugees and Citizenship Canada to provide temporary lodging sites in 2021-22 for asylum seekers arriving without a suitable COVID-19 quarantine plan or alternative accommodation options.

Supporting the Ongoing Delivery of Employment Insurance	0	448	0	0	0	0

Funding provided in 2022-23 to maintain Service Canada’s capacity to meet service standards for processing EI claims and to answer Canadians’ enquiries about their EI claims in a timely manner.

Regional Relief and Recovery Fund Adjustments	3	0	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-6	0	0	0	0	0

Funding adjustment for the Atlantic Canada Opportunities Agency to enable a greater use of repayable contributions as part of the Regional Relief and Recovery Fund.

Details of Economic and Fiscal Projections    249

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Extension of the Short-Term Compensation Fund for Canadian Audiovisual Productions	0	150	0	0	0	0

Funding provided to Telefilm Canada to extend the Short-Term Compensation Fund until March 31, 2023 to mitigate the lack of insurance coverage for COVID-19 production stoppages in the Canadian audiovisual industry. This one-year program extension was announced on February 11, 2022.

COVID-19 Benefits and the Guaranteed Income Supplement (GIS), 2021 and Future Years	0	333	120	3	0	0

Funding provided to Employment and Social Development Canada pursuant to Bill C-12 (An Act to amend the Old Age Security Act), which received Royal Assent on March 3, 2022. These changes ensure that seniors who received pandemic benefits in 2021 or future years will not have their GIS or Allowance benefits affected.

Canada Worker Lockdown Benefit	942	18	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	-942	0	0	0	0	0

As announced on October 21, 2021, the Canada Worker Lockdown Benefit was introduced to support Canadians who are unable to work as a result of public health lockdowns in their region. Between December 19, 2021 and March 12, 2022, the benefit was temporarily expanded to include workers in regions where capacity-limiting restrictions of 50 per cent or more were in effect, during the peak of the Omicron wave. The benefit is set to end on May 7, 2022.

Expanding Access to the Local Lockdown Program	1,320	0	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	-1,320	0	0	0	0	0

As announced on December 22, 2021, this measure expanded access to the Local Lockdown Program from December 19, 2021 to February 12, 2022 to include employers subject to capacity- limiting restrictions of 50 per cent or more and with current-month revenue declines of at least 25 per cent. On February 9, 2022, this measure was extended until March 12, 2022.

Extending the Repayment Deadline for the Canada Emergency Business Account (CEBA)	6	221	326	-130	-27	0

The repayment deadline for CEBA loans to qualify for partial loan forgiveness was extended by one year to December 31, 2023, for eligible borrowers in good standing.

Government Operations, Fairness, and Openness	49	53	53	54	55	56

Prince Edward Island Potato Wart Response Plan[1]	25	0	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-7	0	0	0	0	0

Funding provided to Agriculture and Agri-Food Canada to support Prince Edward Island potato producers affected by trade disruptions relating to the potato wart outbreak, as announced on December 20, 2021. Funding is aimed at supporting the diversion of surplus potatoes, including help to redirect surplus potatoes to organizations addressing food insecurity and support for the environmentally sound disposal of surplus potatoes. Funding also seeks to support marketing activities and will help industry to develop long-term strategies to manage future challenges.

250 Annex 1

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Implementing Tax Measures and Advancing Policy Priorities	6	17	17	18	18	18

Funding provided to the Department of Finance Canada to support increased expertise and analytical capacity to advance key priorities, including the design and implementation of a broad range of new and complex tax measures, Indigenous policy advancement, and work in emerging economic, social, and fiscal policy areas. Funding will also stabilize and secure the department’s information technology and other core operational functions.

Supporting Essential Goods and Services Within Federal Correctional Facilities	0	12	12	12	12	12

Funding adjustments for the Correctional Service of Canada to reflect non-discretionary cost increases for goods and services it uses, including electricity, water, food, prescription drugs, and contracted medical services for inmates.

Supporting the National Day for Truth and Reconciliation	18	19	19	20	21	21

Funding for the Treasury Board Secretariat to address federal public service costs associated with the statutory holiday—the National Day for Truth and Reconciliation.

Supporting Judicial Compensation and Benefits	7	5	5	5	5	5

Funding for the Courts Administration Service, Office of the Commissioner for Federal Judicial Affairs, and Office of the Registrar of the Supreme Court of Canada, to implement all of the recommendations from the sixth Quadrennial Commission on Judicial Compensation and Benefits’ report, as announced on December 29, 2021.

Growth, Innovation, Infrastructure, and the Environment	39	11	0	0	0	0

Emergency Response to the MV Schiedyk shipwreck	33	0	0	0	0	0

Funding for Fisheries and Oceans Canada to recover the costs expended for the response operation to remove pollutants from the sunken shipwreck MV Schiedyk. The Canadian Coast Guard worked with partners to remove heavy fuel oil inside the sunken ship and manage any residual pollutants in the surrounding area to protect the marine environment in Nootka Sound, British Columbia.

Funding for the Canadian Transportation Agency	0	11	0	0	0	0

Funding proposed for the Canadian Transportation Agency to address operating pressures related to the Agency’s broadened authorities and activities. This will enable the Agency to continue to provide timely dispute resolution services to Canadians when they are unable to resolve issues directly with service providers.

Support for Ottawa Businesses Impacted by Illegal Blockades	20	0	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	-14	0	0	0	0	0

Funding provided to the Federal Economic Development Agency for Southern Ontario to support eligible downtown Ottawa businesses who have suffered losses due to illegal blockades, as announced on February 19, 2022.

Details of Economic and Fiscal Projections    251

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Labour Markets, Health, Safety, and Economic Prosperity of Canadians	253	191	74	0	0	0

First Nations Emergency Response and Recovery	194	0	0	0	0	0

Funding for Indigenous Services Canada to support First Nations in responding to and recovering from emergencies.

2021-22 Adjustment to the Grant for the Canada-Quebec Accord on Immigration	47	0	0	0	0	0

Funding provided to Immigration, Refugees and Citizenship Canada for the annual adjustment to the payment to Quebec under the Canada-Quebec Accord on immigration.

Supporting Access to Post-Secondary Education for At-Risk and Indigenous Youth	0	18	0	0	0	0

Funding for Employment and Social Development Canada to ensure a continuity in financial and mentorship supports provided by Pathways to Education Canada and Indspire.

Reducing Veterans Disability Benefit Wait-Times	0	85	74	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	0	-19	0	0	0	0

Funding for Veterans Affairs Canada to continue working on reducing disability benefit applications wait-times. Offsets include funding provided in Budget 2021 to extend temporary disability adjudicators hired in 2018 for an additional year.

AgriRecovery Response for B.C. Floods	12	108	0	0	0	0

Funding for Agriculture and Agri-Food Canada to support the creation of a $120 million AgriRecovery response initiative to help agricultural producers recover from flood damages in British Columbia.

Trade, International Relations, and Security	17	-50	-29	-16	-23	-41

World Expo Osaka 2025	0	5	11	21	17	0

Funding provided to Global Affairs Canada for Canada’s participation in the next World Expo event, which will be held in Osaka in 2025.

Global Affairs Canada Adjustments for Non-Discretionary Cost Fluctuations	17	32	47	50	47	47

Less: Projected Savings	0	-87	-87	-87	-87	-87

Funding provided to Global Affairs Canada for non-discretionary cost increases, such as changes in exchange rates and inflation, affecting missions abroad. This will allow Canada’s missions to continue delivering a high standard of service to support the needs of Canadians.

Extension of Special Envoy on Preserving Holocaust Remembrance	1	0	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-1	0	0	0	0	0

An extension for the appointment of the Honourable Irwin Cotler as Canada’s Special Envoy on Preserving Holocaust Remembrance and Combatting Anti-Semitism for a term of up to one year.

252 Annex 1

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Tax and Financial Sector Policy	24	496	280	120	-195	-140

Expanding Immediate Expensing to a Broader Range of Taxpayers	-10	420	265	110	-210	-155

As announced on February 4, 2022, the government proposed to expand eligibility for the immediate expensing measure announced in Budget 2021 to include unincorporated businesses and certain partnerships. Technical amendments were also proposed in relation to certain passenger vehicles (i.e., Class 10.1 assets).

Luxury Tax	34	140	140	145	145	145

Less: Projected Revenues	0	-79	-140	-145	-145	-145

Budget 2021 proposed the introduction of a tax on the sale of new luxury cars and aircraft with a retail sale price over $100,000, and new boats over $250,000, effective as of January 1, 2022. The tax would be calculated at the lesser of 20 per cent of the value above these price thresholds or 10 per cent of the full value of the luxury vehicle, aircraft or vessel. On March 11, 2022, the Department of Finance Canada launched a public consultation on draft legislative proposals to implement the proposed tax framework. Subject to Parliamentary approval, this tax would now come into effect on September 1, 2022.

Changes to the Automobile Deduction Limits	0	15	15	10	15	15

On December 23, 2021, the government announced changes to the automobile deduction limits that would apply in 2022: (1) the ceiling applicable to capital cost allowances (CCA) for zero-emission passenger vehicles was increased from $55,000 to $59,000, before tax, in respect of vehicles (new and used) acquired on or after January 1, 2022; (2) the ceiling applicable to CCA for passenger vehicles was increased from $30,000 to $34,000, before tax, in respect of vehicles (new and used) acquired on or after January 1, 2022; and (3) the ceiling applicable to deductible leasing costs was increased from $800 to $900 per month, before tax, for new leases entered into on or after January 1, 2022.

(Net) Fiscal Impact of Non-Announced Measures Since Budget 2021	-855	-895	-211	-588	-222	-215

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets or updates) and funding decisions related to national security, commercial sensitivity, contract negotiations, and litigation issues.

Net Fiscal Impact – Total Policy Actions Taken Since the 2021 Economic and Fiscal Update	3,147	1,310	614	-556	-412	-339

Note: Totals may not add due to rounding.

[1]Funding	profile has since been revised to $19 million in 2021-22 and $6 million in 2022-23.

Details of Economic and Fiscal Projections    253

Canada’s COVID-19 Economic Response Plan

Since March 2020, the government has committed over $350 billion—16.0 per cent of 2020 GDP—to support Canadians through the pandemic, with major investments in health care, procuring vaccines and personal protective equipment, in income support, and responding to businesses’ urgent needs. Altogether, these investments by the federal government represent approximately eight out of every ten dollars provided in Canada to fight COVID-19 and support Canadians.

Table A1.13 below updates the overview of Canada’s COVID-19 Economic Response Plan detailed in Chapters 1 and 2 of the 2020 Fall Economic Statement, with new COVID response measures taken since then, up to and including Budget 2022.

Table A1.13

Canada’s COVID-19 Economic Response Plan – Detailed Overview

		Net Fiscal Impact (Accrual)

	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]

Protecting Health and Safety

Safe Restart Agreement	19,909	-	19,909	-	-

Safe Return to Class	2,000	-	2,000	-	-

Vaccines and Therapeutics	14,340	-	7,520	6,530	826

PPE and Medical Equipment	5,352	200	3,331	1,821	289

Long-Term Care	1,340	-	824	516	1

Helping Health Care Systems Recover	4,000	-	4,000	-	-

Canada’s COVID-19 Immunization Plan	1,000	-	1,000	-	-

Rapid Tests - Provinces, Territories and Workplaces	1,450	-	-	1,450	-

Therapeutics	1,000	-	-	1,000	1,000

Other Public Health Support	12,839	382	6,831	5,272	578

Rapid Test Kits[3]	3,500			3,500

COVID-19 Testing Capacity and Border Operations[3]	650	-	-	650	350

Of which: amount provisioned in EFU 2021 for Omicron variant response[4]	650	-	-	650	-

Support for Proof of Vaccination — International Travel[3]	34	-	-	29	4

Reducing the Backlogs of Surgeries and Procedures[5,6]	2,000	-	-	2,000	-

Total - Protecting Health and Safety	69,414	582	45,414	22,767	3,047

Of which:

Policy Actions in EFU 2021[4]	63,880	582	45,414	17,239	2,694

Policy Actions Since EFU 2021 (net)	3,534	-	-	3,529	354

Policy Actions in Budget 2022	2,000	-	-	2,000	-

254 Annex 1

		Net Fiscal Impact (Accrual)

	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]
Direct Support Measures

Canada Emergency Wage Subsidy	101,050	-	80,166	20,884	-

EFU 2021	100,495	-	80,166	20,329	-

Revised estimate	101,050	-	80,166	20,884	-

Difference	555	-	-	555	-

Canada Emergency Rent Subsidy and Lockdown Support	7,930	-	4,045	3,885	-

EFU 2021	8,015	-	4,045	3,970	-

Revised estimate	7,930	-	4,045	3,885	-

Difference	-85	-	-	-85	-

Canada Emergency Response Benefit	70,671	6,505	64,166	-	-

EFU 2021	70,671	6,505	64,166	-	-

Enhancements to Employment Insurance	13,133	-	3,240	9,893	2,954

EFU 2021	13,133	-	3,240	9,893	2,954

Canada Recovery Benefit[6]	28,324	-	14,442	13,875	76

EFU 2021[6]	28,661	-	14,442	14,212	76

Revised estimate[6]	28,324	-	14,442	13,875	76

Difference	-338	-	-	-338	-

Canada Recovery Sickness Benefit[6]	1,479		419	960	115

EFU 2021[6]	1,383	-	419	864	115

Revised estimate[6]	1,479	-	419	960	115

Difference	96	-	-	96	-

Canada Recovery Caregiver Benefit[6]	4,620		1,967	2,333	341

EFU 2021[6]	5,273	-	1,967	2,986	341

Revised estimate[6]	4,620	-	1,967	2,333	341

Difference	-653	-	-	-653	-

Canada Workers Lockdown Benefit[3]	960	-	-	942	18

Of which: amount provisioned in EFU 2021 for Omicron variant response	942	-	-	942	-

Canada Emergency Business Account – Incentive[7]	15,167	-	13,085	2,082	-

EFU 2021	14,076	-	13,085	992	-

Revised estimate	15,167	-	13,085	2,082	-

Difference	1,090	-	-	1,090	-

Targeting Supports for Deeply Affected Businesses[6]	6,075	-	-	5,655	420

EFU 2021[6]	3,185	-	-	3,010	175

Local Lockdown Program – Expanded Eligibility (announced December 22, 2021 and February 9, 2022)[3,6]	1,320	-	-	1,320	-

Revised estimate[6]	6,075	-	-	5,655	420

Difference[6]	1,570	-	-	1,325	245

Details of Economic and Fiscal Projections    255

		Net Fiscal Impact (Accrual)

	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]

Of which: amount provisioned in EFU 2021 for Omicron Variant response	2,645	-	-	2,645	-

Other Direct Support Measures (EFU 2021)	33,401	106	28,151	3,771	2,157

Remaining EFU 2021 provision for Omicron Variant response	263	-	-	263	-

Total - Direct Support Measures	282,790	6,611	209,681	64,279	6,081

Of which:

Policy Actions in EFU 2021[4]	282,143	6,611	209,681	63,877	5,818

Impact of re-estimated costs	2,235	-	-	1,990	245

Policy Actions Since EFU 2021 (net)	-1,588	-	-	-1,588	18

Total-Protecting Health and Safety and Direct Support Measures	352,204	7,193	255,095	87,046	9,128

Tax and Customs Duty Payment Liquidity (in FES 2020)	85,050	56	2,938	15	-5

Business Credit Availability Program and Other Credit Liquidity Support	80,122	-	5,073	3,602	2,666

Of which:

Policy Actions in EFU 2021	80,571	-	5,073	4,051	2,666

Impact of re-estimated costs	-449	-	-	-449	-

Total- COVID-19 Economic Response Plan	517,376	7,249	261,753	90,663	11,789

Of which:

Policy Actions in EFU 2021[6,8]	511,644	7,249	261,753	85,182	11,173

Impact of re-estimated costs	1,786	-	-	1,541	245

Policy Actions since EFU 2021 (net)[6]	1,946	-	-	1,940	371

Policy Actions in Budget 2022	2,000	-	-	2,000	-
Note: Numbers may not add due to rounding.

[1]  The impact value reflects projected cash expenditures and liquidity support over the 2019-20 to 2021-22 period. Measures listed in footnote 6 also include projected expenditures in 2022-23 (totalling $2.8 billion). The impact value is higher than the fiscal (budgetary) impact on an accrual basis, owing to cash-accrual accounting differences, and the fact that some of these measures relate to loans and tax deferrals, for which only provisions for potential losses, and forgone interest and penalties would affect the budgetary balance, respectively. Of note, these figures do not include all adjustments to spending profiles that may have occurred since they were announced, as a result of operational requirements (for instance, timing of actual payments, particularly for health expenditures).

[2]  2022-2023 to 2025-2026.

[3]  Announced since the Economic and Fiscal Update 2021.

[4]  $150 million of the amount provisioned in EFU 2021 for Omicron variant response has been reclassified to Protecting Health and Safety from Direct Support Measures.

[5]  Cash expenditure to be recorded in 2022-23.

[6]  Impact value of Reducing the Backlogs of Surgeries and Procedures, Recovery Benefits and Targeting Supports for Deeply Affected Businesses include costs in 2022-2023 for extensions announced since Budget 2021 as programs are available until May 7, 2022.

[7]  Cost revisions to the Canada Emergency Business Account estimates reflect largely a revision to the loan provisioning methodology on the stock of loans.

256 Annex 1

1.3 Long-Term Economic and Fiscal Projections

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projection presented in this budget is subject to a high degree of uncertainty and is sensitive to assumptions. It should not be viewed as a prediction of the future, but instead as a modelling scenario based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the Budget 2022 forecasts, the long-term fiscal projection continues to indicate that federal public finances are sustainable beyond the usual budget forecast horizon, as demonstrated by a continuously declining debt-to-GDP ratio (Chart A1.4). This is despite adverse demographic trends, assumed modest future productivity growth rates, and projected increases in interest rates. As discussed in more detail in the next section, this conclusion is also robust to some changes in assumptions, including, for example, the projected growth rate of real GDP.

Chart A1.4
Long-Term Projections of the Federal Debt

per cent of GDP
50
40
30
20
10
0
2015-16
2020-21
2025-26
2030-31
2035-36
2040-41
2045-46
2050-51
2055-56
Real GDP growth is 0.25 p.p. lower
Budget 2022
Real GDP growth is 0.25 p.p. higher

Note: Alternative simulations assume higher/lower real GDP growth starting in 2027.
Sources: Statistics Canada; Department of Finance Canada

Budget 2022 is taking critical steps to advance the government’s long-term objectives of building a stronger and more resilient economy by reinvesting in areas that drive long-term growth while maintaining long-term fiscal sustainability. The government’s commitment to unwinding COVID-19-related deficits and reducing the federal debt-to-GDP ratio over the medium term will help ensure that fiscal room remains available to face future challenges and the risks that are not accounted for in this projection. These include, among others, climate change, the transition to net-zero, recessions, new pandemics, and deglobalization.

Details of Economic and Fiscal Projections    257

Methodology and Key Assumptions

To form the long-term economic projections, the medium-term (2022 to 2026) economic forecast presented in this budget is extended to 2055 using the long-term economic projection model of the Department of Finance Canada.

In this model, annual real GDP growth depends on labour productivity growth, which is calibrated over its 1974-2019 historical average (1 per cent), and labour input growth, which is based on demographic projections produced by the Centre for Demography at Statistics Canada using assumptions provided by the Department of Finance Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.7 per cent per year from 2027 to 2055 (Table A1.14).

Table A1.14

GDP Growth Projection, Average Annual Growth Rates

per cent, unless otherwise indicated

	1970– 2021	2022– 2026	2027– 2055

Real GDP growth	2.6	2.5	1.7

Contributions of (percentage points):

Labour supply growth	1.5	1.4	0.7

Working-age population	1.5	1.4	0.9

Labour force participation	0.2	-0.5	-0.2

Unemployment rate	-0.1	0.4	0.0

Average hours worked	-0.2	0.1	0.0

Labour productivity growth	1.1	1.1	1.0

Nominal GDP growth	6.8	4.8	3.7

Notes: Contributions may not add up due to rounding. The productivity growth assumption represents a change from previous practice where projected productivity growth was based on the slightly longer 1970-2019 average (1.2 per cent).

Sources: Statistics Canada; Department of Finance Canada calculations.

The long-term fiscal projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions are:

•	All tax revenues as well as direct program expenses grow with nominal GDP.

•

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining federal transfers to other levels of government, depending on the transfer, grow with nominal GDP, the targeted populations and inflation, or current legislation.

258 Annex 1

•

Old Age Security program and children’s benefits grow with the targeted populations and inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

•

The effective interest rate on interest-bearing federal debt is assumed to gradually increase from about 2.4 per cent in 2026–27 to 3.3 per cent by the mid-2040s and to remain broadly stable around this level thereafter.

The sensitivity analysis below shows that the long-term fiscal projections are robust to some changes to these assumptions (Tables A1.15 and A1.16). It also confirms that government policies aimed at increasing labour force participation, immigration, and productivity could further help improve fiscal sustainability going forward.

Table A1.15

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.6 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	22.6 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	61.5	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked	33.3 hours	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.5	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	1.0	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.2	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2027 except for changes in life expectancy, which are gradually applied over the projection horizon.

[2]	Baseline shown as the average over the period 2027 to 2055.

Details of Economic and Fiscal Projections    259

Table A1.16

Budgetary Balance and Debt in 2055–56 under Alternative Assumptions per cent of GDP

	Baseline		High		Low

	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	0.5	16.5	0.3	19.9	0.7	13.0

Immigration	0.5	16.5	0.9	10.8	0.0	23.5

Life expectancy at 65	0.5	16.5	0.2	19.9	0.8	13.7

Economic:

Total labour force participation rate	0.5	16.5	0.8	11.8	0.2	22.0

Average weekly hours worked	0.5	16.5	0.8	12.2	0.2	21.5

Unemployment rate	0.5	16.5	0.4	18.1	0.6	15.0

Labour productivity	0.5	16.5	1.0	10.2	0.0	23.4

Interest rates	0.5	16.5	0.0	25.0	0.8	9.9

260 Annex 1

Annex 2

Debt Management Strategy

Introduction

The 2022-23 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic and foreign debt program and the management of its official reserves.

The Financial Administration Act (FAA) requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year. The 2022-23 Debt Management Strategy fulfills this requirement.

Since the beginning of the pandemic, the government has been successful in maximizing long bond issuance to fund COVID-19-related debt. This year’s debt management strategy continues to implement this strategic direction, first outlined in the 2020 Economic and Fiscal Snapshot.

Objectives

For 2022-23, the government will maintain its long-term emphasis in the debt management strategy. This prudent approach aims to lower future annual refinancing and provides predictability in public debt charges.

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

The government will closely monitor financial markets and may adjust issuance in response to shifts in market demand and/or changes to financial requirements. Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements. Moreover, to support a liquid and well-functioning market for Government of Canada securities, the government strives to promote transparency and consistency.

Debt Management Strategy    261

Outlook for Government of Canada Debt

Prudent fiscal management means Canada continues to have an enviable fiscal position relative to international peers, with the lowest net debt-to-GDP ratio in the G7. Rating agencies have indicated that Canada’s effective, stable, and predictable policymaking and political institutions, economic resilience and diversity, well-regulated financial markets, and its monetary and fiscal flexibility contribute to Canada’s strong current credit ratings: Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+).

Planned Borrowing Activities for 2022-23

The projected sources and uses of borrowings for 2022-23 are presented in Table A2.1. The comparison of actual sources and uses of borrowings against projections will be reported in the Debt Management Report for 2022-23. This document will be released soon after the Public Accounts of Canada 2022, which provides detailed accounting information on the government’s interest-bearing debt.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2022-23 is projected to be $435 billion, about 80 per cent of which is composed of existing debt that is maturing and being refinanced. This level of borrowing is consistent with the maximum borrowing amount of $1,831 billion set out in the Borrowing Authority Act and the approved Governor in Council Order that set the annual borrowing limit for 2022-23 at $513.3 billion.

262 Annex 2

Uses of Borrowings

The government’s borrowing needs are driven by the refinancing of debt and projected incremental financial requirements. The size of the program reflects both requirements to refinance domestic debt of $369 billion as well as the projected financial requirement of $85 billion. Borrowings for domestic needs will be sourced from domestic wholesale markets (Table A2.1).

The government has maintained higher cash balances during the COVID-19 pandemic to be prepared for uncertain spending needs such as emergency supports for people and businesses. These cash balances are expected to be reduced during 2022-23 to offset some of the government’s financial requirements, as part of a general shift in the return to normal government operations.

Despite record borrowings to support Canadians and the economy during the COVID-19 pandemic, public debt charges are projected to remain sustainable at $26.9 billion for 2022-23, representing 1 per cent of GDP. Interest rates are forecasted to increase slightly throughout the forecast horizon, resulting in public debt charges rising to $42.9 billion, or 1.4 per cent of GDP by 2026-27.

This is still substantially lower than the average cost of financing debt over the last two decades, even with a significantly higher public debt because of COVID-19. As a share of total government revenue, debt charges are projected to sit at approximately 8.6 per cent by 2026-27, similar to the level in 2014-15.

Actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance can be altered during the year, typically through changes in the issuance of treasury bills.

In addition, the government will closely monitor market conditions and may adjust issuance for treasury bills and bonds in response to shifts in market demand.

Debt Management Strategy    263

Table A2.1

Planned/Actual Sources and Uses of Borrowings for Fiscal Year 2022-23

$ Billions
Sources of borrowings
Payable in Canadian Currency

Treasury bills[1]	213

Bonds	212

Total payable in Canadian currency	425

Payable in foreign currencies	10

Total sources of borrowings	435

Uses of borrowings

Refinancing needs

Payable in Canadian Currency

Treasury bills	187

Bonds	182

Retail debt	0

Total payable in Canadian currency	369

Payable in foreign currencies	9

Total refinancing needs	378

Financial requirement

Budgetary balance	53

Non-budgetary transactions

Pension and other accounts	-10

Non-financial assets	0

Loans, investments and advances	10

Of which:

Enterprise Crown corporations	7

Other	3

Other transactions[2]	33

Total financial requirement	85

Total uses of borrowings	463

Change in other unmatured debt transactions[3]	0

Net increase or decrease (-) in cash	-28

  Source: Department of Finance Canada calculations.

  Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

[1]

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock of outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

[3]	Includes cross-currency swap revaluation, unamortized discounts on debt issues, obligations related to capital leases, and other unmatured debt, where this refers to in the table.

264 Annex 2

2022-23 Borrowing Program

Canada will continue, as much as possible, to fund the remaining COVID-19-related debt through long-term issuance. This strategic direction will provide security and stability to the government balance sheet by lowering annual debt refinancing needs and providing more predictability in public debt charges.

The share of bond issuances with a maturity of 10 years or greater will remain high, at 35 per cent of total issuances (Table A2.2). The government will continue issuance of the ultra-long 50-year bond for 2022-23. Accordingly, the Average Term to Maturity of the government’s market debt is expected to increase from just over 5 years at the end of June 2020 to nearly 7 years by the end of 2022-23.

In the decade prior to the pandemic, on average about 20 per cent of the bonds issued by the government were issued at maturities of 10 years or greater. Over the course of 2021-22, federal government allocations of long bonds was about 45 per cent. The government is now proposing to target about 35 per cent in long bond issuance in 2022-23 to fund the remaining COVID-19-related debt through long-term issuance while also maintaining a well-functioning market in other issuance sectors.

As was the case last year, this target may be adjusted in response to shifts in market demand and/or changes to financial requirements.

Table A2.2

Gross Bond Issuances by Maturity

$ Billions, end of fiscal year

	2021-22 Previous Year		2022-23 Planned		10 Year Average[1]

	Issuance	Share of Bond Issuance	Issuance	Share of Bond Issuance	Share of Bond Issuance

Short (2, 3, 5-year sectors)	136	53%	132	62%	80%

Long (10-year+)	114	45%	75	35%	20%

Green bonds	5	2%	5[2]	2%	-

Gross Bond Issuance	255	100%	212	100%	100%

Note: Numbers may not add due to rounding.

[1]	The average of the previous 10 fiscal years (2011-12 through 2020-21).
[2]	Target issuance, subject to expenditure availability and market conditions.

Debt Management Strategy    265

Composition of Market Debt

The total stock of market debt is projected to reach $1,291 billion by the end of 2022-23 (Table A2.3).

Table A2.3

Change in Composition of Market Debt

$ Billions, end of fiscal year

	2018-19 Actual	2019-20 Actual	2020-21 Actual	2021-22 Estimated	2022-23 Projected

Domestic bonds[1]	569	597	879	1,031	1,063

Treasury bills	134	152	219	187	213

Foreign debt	16	16	15	14	15

Retail debt	1	1	0	0	0

Total market debt	721	765	1,114	1,232	1,291

  Sources: Bank of Canada; Department of Finance Canada calculations.

  Note: Numbers may not add due to rounding.

  1 Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

Gross debt issuance will fall in 2022-23 compared to 2021-22, reflecting lower financial requirements (Table A2.4). However, the level of issuance of bonds with a term to maturity of 10 years or more is planned to remain high by historical standards (Chart A2.1).

Table A2.4

Projected Gross Issuance of Bonds and Bills for 2022-23

$ Billions, end of fiscal year

	2020-21 Actual	2021-22 Estimated	2022-23 Planned

Treasury bills	219	187	213

2-year	129	67	74

3-year	56	29	24

5-year	82	40	34

10-year	74	79	54

30-year	32	30	16

Real Return Bonds	1	1	1

Ultra-long	-	4	4

Green bonds	-	5	5[1]

Total bonds	374	255	212

Total gross issuance	593	442	425

  Sources: Bank of Canada; Department of Finance Canada Calculations.

  Notes: Numbers may not add due to rounding. The share of issuance per bond sector is relative to total bond issuance.

   1 Target issuance, subject to expenditure availability and market conditions

266 Annex 2

Treasury Bill Program

Bi-weekly issuance of 3-, 6-, and 12-month maturities are planned for 2022-23, with auction sizes planned to be largely within the $14 billion to $26 billion range. The government targets an increase in the year-end stock of treasury bills to $213 billion by the end of 2022-23, from an estimated $187 billion on March 31, 2022. This approach is intended to support a liquid and well-functioning market for Canadian federal government treasury bills, which helps investors, as a whole, who need access to short-term, interest-bearing securities in lieu of cash.

This approach is also informed by consultations with market participants held in October 2021. Market participants indicated that treasury bills were currently in high demand due to excess cash in the financial markets, both from domestic and international investors. Market participants noted that treasury bill issuance could be increased but should definitely not be decreased in the event of lower financial requirements. A detailed summary of these consultations can be found online at: https://www.bankofcanada.ca/2021/12/summary-comments-fall-2021-debt-management-strategy-consultations.

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also be used in 2022-23 when needed.

Debt Management Strategy    267

2022-23 Bond Program

Annual gross bond issuance is planned to be about $212 billion in 2022-23, $43 billion lower than the $255 billion issued for 2021-22 (Table A2.4). This approach balances liquidity requirements in both the treasury bill and core benchmark bond sectors, while also satisfying the government’s objective of funding COVID-19-related debt through long-term issuance.

Maturity Date Cycles and Benchmark Bond Target Range Sizes

For 2022-23, benchmark sizes will be lower in many sectors relative to 2021-22, reflecting the decreased overall issuance in bonds (Table A2.5).

Table A2.5

Maturity Date Patterns and Benchmark Size Ranges1

$ Billions

	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.

2-year	16-20			16-20		16-20			16-20

3-year			10-14					10-14

5-year		16-20					16-20

10-year					18-32					18-32

30-year[2]										25-40

Real Return Bonds[2,3]										8-12

Ultra-long[4]										N/A

  Source: Department of Finance Canada calculations.

  Note: These amounts do not include coupon payments.

  1 Actual annual issuance may differ.

   2 The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.

   3 Benchmark size range includes estimate for inflation adjustment, while planned annual issuance does not.

  4 There is currently no benchmark size set for the 50-year ultra-long bond, which matures on December 1, 2064.

Bond Auction Schedule

In 2022-23 there will be quarterly auctions of 2-, 3-, 5-, 10-, 30-, and 50-year bonds. Some of these bonds may be issued multiple times per quarter. The number of planned auctions in 2022-23 for each sector is shown in Table A2.6. The actual number of auctions for 2022-23 may be different from the planned number due to unexpected changes in borrowing requirements or shifts in market demand.

268 Annex 2

Table A2.6

Number of Planned Auctions for 2022-23

$ Billions

Sector	Planned Bond Auctions

2-year	17

3-year	8

5-year	8

10-year	14

30-year	8

Real Return Bonds	4

Ultra-long[1]	4

 Source: Department of Finance Canada

 Note: These amounts do not include coupon payments.

 1 Issuances for ultra-long bonds will take the format of a modified auction.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter (https://www.bankofcanada.ca/markets/government-securities-auctions/calls-for-tenders-and-results/bond-auction-schedule/).

Federal Green Bond Program

To support the growth of the sustainable finance market in Canada, in March 2022 the government published a green bond framework and issued its inaugural federal green bond, delivering on commitments made in Budget 2021.

The inaugural issuance of $5 billion received strong demand from green bond investors. Canada’s inaugural green bond issuance, the largest Canadian dollar green bond offering in Canadian history, saw strong demand from green and socially minded investors, who represented 72 per cent of buyers.

Consistent with Canada’s green bond framework, the government plans to release the allocation report for its inaugural green bond in 2022-23 and the first impact report will follow. Additionally, another green bond issuance is planned for 2022-23. Future decisions on size, tenor, and timing of the next green bond issuance will take into consideration views from market participants and the availability of eligible green expenditures.

The ongoing success of Canada’s green bond program will involve a whole-of-government approach via continued support from federal departments that develop and deliver Canada’s programs to meet climate and environmental objectives.

Debt Management Strategy    269

Management of Canada’s Official International Reserves

The Exchange Fund Account, managed by the Minister of Finance on behalf of the Government of Canada, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs) used to aid in the control and protection of the external value of the Canadian dollar and provide a source of liquidity to the government, if needed. In addition to the Exchange Fund Account, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of nominal GDP. Net funding requirements for 2022-23 are estimated to be around US$16 billion, but may vary as a result of movements in foreign interest rates and exchange rates.

Foreign debt is used exclusively to provide funding for Canada’s official international reserves. The anticipated rise in foreign funding in fiscal year 2022-23 is required to fund the increase in the reserves level and the maturing liabilities.

The mix of funding sources used to finance the liquid reserves in 2022-23 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (https://www.canada.ca/en/department-finance/services/publications/ official-international-reserves.html) and in The Fiscal Monitor (https://www. canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating requirements.

At this time, the government’s cash is entirely on deposit with the Bank of Canada, including operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor (https://www.canada.ca/en/department-finance/services/publications/ fiscal-monitor.html).

270 Annex 2

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels are managed to normally cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Borrowing Authority

In spring of 2021, in response to pressure created by the COVID-19 pandemic, the Government of Canada invoked section 46.1(c) of the FAA to borrow under extraordinary circumstances. The borrowing that ensued totals approximately $8.4 billion and has occurred between March 23, 2021, and May 6, 2021, inclusively.

Since then, the government has reported to Parliament on the extraordinary amounts borrowed through the 2021-22 Extraordinary Borrowing Report to Parliament, which was tabled in Parliament on May 25, 2021.

Given that the period of extraordinary borrowing has ended, and that the government has reported on it to Parliament, the government is proposing to introduce legislation to treat this amount as regular borrowings and to cause it to be counted against the Borrowing Authority Act maximum amount. This is consistent with the approach taken in fall 2020, when a similar tranche of extraordinary borrowing was completed and subsequently consolidated into the overall borrowing limit.

Additionally, the government is proposing to amend the FAA to no longer treat this amount as extraordinary borrowing for the purpose of reporting requirements under the FAA and to simplify the legislative reporting requirements associated with extraordinary borrowing amounts in the annual Debt Management Report to only require that the amounts be reported as at the fiscal year-end. This ensures a consistent and transparent approach for reporting and understanding the government’s overall borrowing activity.

Debt Management Strategy    271

Annex 3

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Strengthening the Federal Pension Framework	In Budget 2022, the government proposes to amend the Pension Benefits Standards Act, 1985 and the Pooled Registered Pension Plans Act to improve the sustainability and long-term security of federally regulated pensions for all plan members and retirees through improved governance and administration and new frameworks for solvency reserve accounts and variable payment life annuities.

A Fairer Banking Complaints Handling System for Canadians	In Budget 2022, the government proposes to introduce legislative amendments to the Bank Act and the Financial Consumer Agency of Canada Act to provide for a single, non-profit external complaints handling body (ECB) in banking and to strengthen the ECB system.

Financial Sector Legislative Measures	In Budget 2022, the government proposes to amend the Bank Act, Insurance Companies Act, Trust and Loan Companies Act, and Canada Deposit Insurance Corporation Act to facilitate access to capital for property and casualty insurance companies, ensure that approval requirements for financial sector transactions apply regardless of how they are structured, adjust the time- limited permissions of the investment regime to ensure they are used appropriately, strengthen governance at the Canada Deposit Insurance Corporation, and update proxy solicitation provisions for certain financial institutions.

Strengthening the Anti-Money Laundering Regime	In Budget 2022, the government proposes to develop legislative changes to strengthen the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Criminal Code, and other legislation, to enhance the ability of authorities to detect, deter, investigate, and prosecute financial crimes as well as ensure that the government is well placed to manage emerging threats outside the scope of the current AML/ATF Regime and has the tools necessary to preserve financial integrity and economic security.

Legislative Measures    273

Subject of the Measure	Proposed Legislative Action

Amendments to the Copyright Act	In Budget 2022, the government proposes to introduce amendments to the Copyright Act to extend the general term of copyright protection from 50 to 70 years after the life of the author as agreed under the Canada-United States-Mexico Agreement.

The government is committed to ensuring that the Copyright Act protects all creators and copyright holders. As such, the government will also work to ensure a sustainable educational publishing industry, including fair remuneration for creators and copyright holders, as well as a modern and innovative marketplace that can efficiently serve copyright users.

Lunar Gateway	In Budget 2022, the government proposes to introduce legislative amendments to the Criminal Code and the Government Employees Compensation Act, make consequential amendments to other Acts, and introduce new legislation necessary to enable Canada’s participation in the Lunar Gateway. Canada is one of the countries planning the Lunar Gateway—a space station in lunar orbit that will serve a variety of purposes including as a laboratory and, eventually, a stepping stone for voyages to Mars.

Annual Regulatory Modernization	On March 31, 2022, the second Annual Regulatory Modernization Bill, which includes legislative amendments to remove outdated regulatory requirements and allow for the updating of regulations, was tabled in the Senate.

Amendments to the Competition Act	In Budget 2022, the government proposes to introduce legislative amendments to the Competition Act as a preliminary step in modernizing the competition regime.

The College of Patent Agents and Trademark Agents Act	In Budget 2022, the government proposes to make legislative amendments to the College of Patent Agents and Trademark Agents Act to better enable directors of the College to prioritize the public interest and to improve the efficiency of the College’s operations. The College is mandated to regulate the intellectual property agent profession in the public interest.

Renewing and Expanding the Oceans Protection Plan	In Budget 2022, the government proposes to introduce legislative amendments to the Canada Shipping Act to include all types of pollution and enable the proactive management of marine emergencies, and to the Marine Liability Act and the Bill of Lading Act to clarify the liability and compensation regime for ship-source incidents.

274 Annex 3

Subject of the Measure	Proposed Legislative Action

Amendments to the Financial Administration Act to Support the Canadian Digital Service	In Budget 2022, the government proposes to introduce amendments to the Financial Administration Act to enable the Canadian Digital Service to provide its digital platform services more broadly, including to other jurisdictions in Canada, and to clarify its responsibilities under the Privacy Act and Access to Information Act with respect to the services it provides.

Amendments to the Service Fees Act	In Budget 2022, the government proposes to introduce amendments to the Service Fees Act to clarify existing requirements, improve transparency, and reduce administrative burden on departments in their effort to modernize regulatory charges and service fees.

Strengthening Canada’s Trade Remedy and Revenue Systems	In Budget 2022, the government proposes to introduce amendments to the Special Import Measures Act and the Canadian International Trade Tribunal Act to strengthen Canada’s trade remedy system and improve access for workers. The government also proposes to introduce amendments to the Customs Act to allow for electronic assessments and payments and clarify importer liability to address revenue leakage risks.

Canada Growth Fund	In Budget 2022, the government proposes to introduce legislation or legislative amendments to establish the Canada Growth Fund as a new government investment fund, to invest in projects that will catalyze private capital to invest, when it would not otherwise, in Canada’s climate transition.

First Nations Land Management Act	In Budget 2022, the government proposes to replace the First Nations Land Management Act with the Framework Agreement on First Nation Land Management Act, concise legislation that will give force of law to the Framework Agreement on First Nation Land Management and make consequential amendments to other Acts to reflect this change.

Anishinabek Nation Governance Agreement	In Budget 2022, the government proposes to enact the Anishinabek Nation Governance Agreement Act and make related and consequential amendments to other Acts.

Prohibiting the Promotion of Antisemitism	In Budget 2022, the government proposes to amend the Criminal Code to prohibit the communication of statements, other than in private conversation, that willfully promote antisemitism by condoning, denying or downplaying the Holocaust.

Legislative Measures    275

Subject of the Measure	Proposed Legislative Action

Extending Temporary Supports for Seasonal Workers	In Budget 2022, the government proposes to amend the Employment Insurance Act to extend the rules of a temporary measure that provides 5 additional weeks to seasonal workers in targeted regions, until October 2023.

Improving the Employment Recourse Process	In Budget 2022, the government proposes to amend the Employment Insurance Act and the Department of Employment and Social Development Act to enable the creation of the new EI Boards of Appeal, replacing the EI appeals process under the Social Security Tribunal General Division.

COVID19 Benefit Integrity	In Budget 2022, the government proposes to amend the Canada Emergency Response Benefit Act and the Canada Emergency Student Benefit Act in order to provide the Canada Revenue Agency with the authority to establish and collect debts, on a weekly basis, due to overlapping weeks of payments in situations where a worker has accessed more than one benefit at once.

Modernizing Labour Market Transfer Agreements	In Budget 2022, the government proposes to amend Part II of the Employment Insurance Act to broaden eligibility and the types of interventions funded under the Labour Market Development Agreements with provinces and territories.

Supporting Judicial Compensation and Benefits	In Budget 2022, the government proposes to amend the Judges Act, the Federal Courts Act, and the Interpretation Act to implement the recommendations from the sixth Quadrennial Commission on Judicial Compensation and Benefits’ report.

Increasing the Capacity of Superior Courts	In Budget 2022, the government proposes to amend the Judges Act, the Federal Courts Act, and the Tax Court of Canada Act to add 24 new superior court positions, including new Associate Chief Justices for the Court of Queen’s Bench for Saskatchewan and for the Court of Queen’s Bench of New Brunswick.

Allowing Use of Canada Revenue Agency-collected Data for Canada Pension Plan Analysis and Evaluation	In Budget 2022, the government proposes to make legislative amendments to the Canada Pension Plan legislation to allow the use of Canada Revenue Agency-collected data by Employment and Social Development Canada when performing policy analysis, reporting, and evaluation functions for the Canada Pension Plan. Access to this data would support the government’s commitment to evidence-based policy development and GBA Plus analysis.

276 Annex 3

Subject of the Measure	Proposed Legislative Action

Legislative Changes to Canada Pension Plan	In Budget 2022, the government proposes to make technical changes to the Canada Pension Plan legislation to ensure the correct calculation of eligibility and benefits for a small number of individuals qualifying for the Post-Retirement Disability Benefit and the child-rearing and disability drop-ins. These changes will ensure that the eligibility and calculation of these benefits is consistently applied for all individuals.

Government Annuities Improvement Act	In Budget 2022, the government proposes to make an amendment to the Government Annuities Improvement Act to reduce duplicative audit requirements. Canadians and annuitants would continue to have access to information on the program through the Public Accounts and the actuarial reports published by the Office of the Chief Actuary.

Old Age Security 75+One-Time Payment	In Budget 2022, the government proposes to amend the Old Age Security Act to clarify that the one-time payment made in August 2021 to seniors age 75 and older will be exempted from the income test for the Guaranteed Income Supplement and Allowances. This amendment corrects a reference error resulting from the passage of the Budget Implementation Act, 2021, No. 1.

Exemptions From the Service Fees Act for Certain Service Fees Under the Immigration and Refugee Protection Act	In Budget 2022, the government proposes to amend the Immigration and Refugee Protection Act to exempt the following four fees from the Service Fees Act: Authorization to Return to Canada, Determination of Rehabilitation (Criminality and Serious Criminality), Restoration of Temporary Resident Status, and Temporary Resident Permit.

Improving Express Entry	In Budget 2022, the government proposes to amend the Immigration and Refugee Protection Act to provide the Minister of Immigration, Refugees and Citizenship Canada with authority to use Ministerial Instructions to help select those candidates who best meet Canada’s labour market needs from among the growing pool of candidates who wish to become permanent residents through the Express Entry System.

Clean Drinking Water and Better Infrastructure for First Nations Communities	In Budget 2022, the government affirms its commitment to introduce legislation that would repeal the Safe Drinking Water for First Nations Act and work with First Nations to develop a replacement. The government also intends to amend the Income Tax Act to exclude the income of the Safe Drinking Water Trust established under the Safe Drinking Water Class Action Settlement Agreement from taxation.

Legislative Measures    277

Subject of the Measure	Proposed Legislative Action

Improving the Citizenship Program	In Budget 2022, the government proposes to amend the Citizenship Act to enable automated and machine-assisted processing, and the collection and use of biometric information.

Securing the Integrity of Canada’s Asylum System	In Budget 2022, the government proposes to amend the Immigration and Refugee Protection Act to allow Immigration, Refugees and Citizenship Canada to require electronic submission of asylum claims.

Amending the Corrections and Conditional Release Act	In Budget 2022, the government proposes to introduce amendments to the Corrections and Conditional Release Act (Act) that will prohibit the Correctional Service of Canada from placing inmates, who are suspected of concealing contraband in the vaginal cavity, in dry cells. This measure will bring the Act into compliance with the Canadian Charter of Rights and Freedoms.

Leveraging Transit Funding to Build More Homes	On March 25, 2022, the government tabled a bill to authorize the Minister of Finance to provide up to $750 million to provinces and territories to address municipal and other transit shortfalls and needs and to support housing supply and affordability. The government intends to proceed with this measure.

Elimination of the Canadian Pacific Railway Tax Exemption	Budget 2022 announces the government’s intention to introduce legislation that will, retroactive to August 29, 1966, eliminate the Canadian Pacific Railway Company (CPR)’s purported tax exemption under Clause 16 of the 1880 agreement between Canada and CPR’s founders, annexed to An Act respecting the Canadian Pacific Railway (1881), and extinguish any potential federal liability that may arise directly or indirectly from the elimination of the purported tax exemption. This measure is expected to enhance the fairness and integrity of Canada’s tax system.

Reducing the Backlogs of Surgeries and Procedures	On March 25, 2022, the government tabled a bill to amend the Federal-Provincial Fiscal Arrangements Act to provide up to $2 billion to provinces and territories on a per capita basis through the Canada Health Transfer. This measure is to support provinces and territories in continuing to address health system concerns, in particular to reduce the pandemic induced backlog of surgeries and procedures. The government intends to proceed with this measure.

Beneficial Ownership Registry	In Budget 2022, the government proposes to amend the Canada Business Corporations Act to implement a publicly accessible beneficial ownership registry of corporations governed under the Act by 2023.

278 Annex 3

Subject of the Measure	Proposed Legislative Action

Borrowing Authority Administrative Amendments	In Budget 2022, the government proposes to introduce administrative amendments to the Borrowing Authority Act, and the Financial Administration Act (FAA) as required, to roll in extraordinary borrowing from spring 2021 into the borrowing authority maximum amount and no longer treat this amount as extraordinary borrowing for the purpose of reporting requirements. The government also proposes to amend the FAA to simplify the legislative reporting requirements associated with extraordinary borrowing amounts in the annual Debt Management Report to only require that the amounts be reported as at the fiscal year-end.

Strengthening Supports for Workers Experiencing Miscarriage or Stillbirth	In Budget 2022, the government announces its intention to amend the Canada Labour Code in the coming year to further support federally regulated employees who experience a miscarriage or stillbirth.

Supporting the Modern Senate	In Budget 2022, the government proposes to make amendments to the Parliament of Canada Act and consequential amendments to other related Acts to recognize and support greater independence and non-partisanship in the Senate. The government will continue to take steps to support and protect Canada’s democratic institutions and processes, including through legislation when necessary.

Strengthening Sanctions Implementation	In Budget 2022, the government proposes to introduce legislation that would clarify the ability of the Minister of Foreign Affairs to seize and cause the forfeiture and disposal of assets held by sanctioned individuals and entities.

A Ban on Foreign Investment in Canadian Housing	In Budget 2022, the government proposes to introduce new legislation to prohibit certain foreign entities and individuals who are not Canadian citizens or permanent residents from acquiring non-recreational, residential property in Canada for a period of two years. Refugees and other individuals fleeing international crises are to be exempted from the prohibition. International students on the path to permanent residency would also be exempt in certain circumstances, as would individuals on work permits who are residing in Canada.

Legislative Measures 279

Subject of the Measure	Proposed Legislative Action

Supporting Implementation of 10 Days of Paid Sick Leave for Federally Regulated Workers	In Budget 2022, the government proposes to introduce minor amendments to the Act to Amend the Criminal Code and the Canada Labour Code (Bill C-3) to support timely and effective implementation of 10 days of paid medical leave for workers in the federally-regulated private sector.

Public Sector Pension Plan Governance	In Budget 2022, the government proposes to amend the Public Sector Pension Investment Board Act to increase the size of the board of directors of the Public Sector Pension Investment Board.

280 Annex 3

Statement and Impacts Report on Gender, Diversity, and Quality of Life

©Her Majesty the Queen in Right of Canada (2022)

All rights reserved

All requests for permission to reproduce this document

or any part thereof shall be addressed to the Department of Finance Canada.

This document is available at www.Canada.ca/Budget

Cette publication est aussi disponible en français.

F1-23/2022E-1-PDF

Cat No.: 978-0-660-42904-5

In case of discrepancy between the printed version and the electronic version,

the electronic version will prevail.

Statement on Gender Equality and Diversity in Canada	1

Note on Methodology	2

Canada’s Quality of Life Framework	21

Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts	23

Budget 2022 Impacts Report	33

Education and Skills Development	36

Economic Participation and Prosperity	38

Leadership and Democratic Participation	42

Gender-based Violence and Access to Justice	44

Poverty Reduction, Health and Well-being	50

Gender Equality Around the World	61

Chapter 1: Making Housing More Affordable	63

1.1 Building Affordable Homes	63

1.2 Helping Canadians Buy Their First Home	67

1.4 Curbing Foreign Investment and Speculation	69

Chapter 2: A Strong, Growing, and Resilient Economy	71

2.1. Leading Economic Growth and Innovation	71

2.2 Supporting Economic Growth and Stable Supply Chains	72

2.3 Investing in Intellectual Property and Research	77

2.4 Driving Investment and Growth for Our Small Businesses	79

2.5 Supporting Recovery and Growth in Affected Sectors	81

Chapter 3: Climate and Energy Security	85

3.1. Reducing Emissions to Fight Climate Change	85

3.2. Building a Clean, Resilient Energy Sector	90

3.3 Protecting Our Lands, Lakes, and Oceans	93

3.4 Building Canada’s Net-Zero Economy	96

Chapter 4: Creating Good Middle Class Jobs	99

4.2 Immigration for Our Economy	99

4.3 A Workforce for the 21st Century Economy	101

4.4 Connecting Workers to Good Jobs	102

4.5 A Better Employment Insurance System	103

v

Chapter 5: Canada’s Leadership in the World	105

5.1 Reinforcing our National Defence	105

5.2 Supporting Ukraine	106

5.3 Standing Up for Democracy	108

Chapter 6: Strong Public Health Care	111

6.1 A Stronger Health Care System	111

6.3. Investing in Public Health	113

Chapter 7: Moving Forward on Reconciliation	119

7.3 Advancing Self-Determination and Prosperity	119

Chapter 8: Promoting Canadian Values	121

8.1 A Diverse and Inclusive Canada	121

8.2 Keeping Canadians Safe	123

8.3 Supporting Artists and Charities in Our Communities	124

Chapter 9: Tax Fairness and Effective Government	127

9.1 A Fair Tax System	127

9.2 Effective Government	131

9.9. Additional Actions – Tax Fairness and Effective Government	133

Budget 2022 Annex Measures	137

vi

Statement on Gender Equality and Diversity in Canada

In the last century, Canada has seen major advancements in gender equality and diversity. Women, Indigenous peoples, LGBTQ2 people, Black and racialized Canadians, and people with disabilities have increasingly had their voices heard, entered the workforce in growing numbers, shone in all fields, and held positions as leaders in politics, business, academia, and the community. Through deliberate policy choices, the government is advancing efforts that feminist and intersectional activists have championed for years, such as a national early learning and child care system and a National Action Plan to End Gender-Based Violence.

Yet, significant challenges remain, many of which have been amplified by the pandemic. As we move forward, we must build on the important progress that has been made in recent decades, and go even further to strengthen equality, diversity, and inclusion.

If Canada has not won the war against the exclusion of women, we have fought the first important battles. We have rejected the exclusionary politics that once denied women access to the levers of influence, power and full societal participation. We lead other nations in the opportunities we open to women...Yet despite these achievements - and they are not inconsiderable - we still have terrain to take. Women’s equality issues remain very much alive. Few women occupy the highest seats of political office and commerce...we have not achieved pay equity. And violence against women is a persistent problem.

—Beverley McLachlin, Canada’s first woman Chief Justice of the Supreme Court of Canada

The government remains committed to upholding a decision-making process that considers the impacts of policies, programs, and legislation on all Canadians in a budgetary context, as enshrined in the Gender Budgeting Act. To do that, the government uses two tools: the Gender Results Framework (GRF) and Gender-based Analysis Plus (GBA Plus).

Canada’s GRF is a whole-of-government articulation of Canada’s gender equality priorities and goals with matching indicators to track developments toward these goals. The GRF is also used to present statistics on diverse groups of people, including Indigenous peoples, people with disabilities, racialized Canadians, and LGBTQ2 people.

The Impacts Report, which leverages GBA Plus and Canada’s Quality of Life Framework, provides a summary of the impacts on Canadians for each new measure in Budget 2022.

Statement and Impacts Report on Gender, Diversity, and Quality of Life    1

Figure 1

Gender Equality Goals for Canada

The Gender Results Framework is aligned with the Government of Canada’s policy of GBA Plus, ensuring that gender is considered in addition and in relation to other intersecting identity factors, including age, disability, education, ethnicity, race, geography, sex, religion, economic status, and language.

Note on Methodology

Similar to Budget 2021, this Statement uses a dashboard to summarize the status of gender equality and diversity in Canada today. The aggregate narrative in Canada has not changed significantly in the past few years, in large part, because these indicators tend to move slowly over time, without large fluctuations year-over-year.

This year’s Statement puts an emphasis on comparing current outcomes across groups, embracing the concept that no person is composed of a single identity.

Data from many surveys has been leveraged, sometimes from different years. Due to potential differences in methodology and context, small differences across groups should be treated with caution. Additionally, it should be noted that not all Statistics Canada surveys are conducted annually and thus data reflects the most recent available versions.

In this Statement, terminology is largely dictated by the data collection process, which, until recently, continued to reflect binary norms around gender and did not take into account differences between sex at birth and gender identity. With the release of the 2018 Survey on Safety in Public and Private Spaces, Statistics Canada published information on outcomes for transgender and non-binary people for the first time and, in April 2022, Statistics Canada will release its first-ever comprehensive profiles of both transgender and non-binary people in Canada using data from the 2021 Census. Continual investments in disaggregated data, including those in Budget 2021, mean that new statistics on key demographic groups are becoming available. As more data sources become available, future iterations of this report will be able to reflect more details on transgender and non-binary populations.

2    Gender Results Framework – Statement on Gender and Diversity in Canada

Statistics for lesbian, gay and bisexual populations in Canada are more frequently available, but due to concerns around small population sizes and protecting privacy, it is not always possible to report on the indicators for each group individually. As a result, lesbian, gay and bisexual populations will often be presented collectively, and occasionally abbreviated as LGB.

This Statement follows Statistics Canada terminology and uses the term “visible minorities” to refer to non-Indigenous racialized Canadians, as it is the official demographic category defined by the Employment Equity Act.

Canada’s Disaggregated Data Action Plan

Budget 2021 announced $172 million over five years, with $36.3 million ongoing, for Statistics Canada for a Disaggregated Data Action Plan (DDAP). This plan aims to provide Canadians with detailed statistical data that highlights the experiences of women, Indigenous peoples, LGBTQ2 people, visible minorities, and Canadians with disabilities, ensuring that fairness and inclusion are a key part of evidence-based policy- and decision-making. Through the DDAP, Statistics Canada is improving and expanding data collection allowing for greater opportunities for disaggregation by and within key population groups, including in several flagship surveys: the Labour Force

Survey (LFS), the Canadian Community Health Survey, and the General Social Survey. These three surveys are heavily used in reporting on the indicators throughout the Gender Results Framework. Due to DDAP-funded expansions of the LFS, for the first time ever, a public table presenting labour market information for visible minority groups will be made available with the April 2022 release. Statistics Canada has also expanded the Canadian Survey on Business Conditions to allow for timely data on business conditions in Canada for businesses majority-owned by women, visible minority sub-populations, Indigenous peoples, persons with a disability, and immigrants to Canada.

A key component of the DDAP is to ensure that the new data and analyses will be easily accessible to the public, policymakers, and data users. To do this, Statistics Canada has expanded its Centre for Gender, Diversity and Inclusion Statistics. It now includes a wide range of indicators, research, and analytical reports on diverse population groups to promote intersectional analyses.

Statement and Impacts Report on Gender, Diversity, and Quality of Life    3

Gender Results Framework

Pillar: Education and Skills Development
Goal: Equal opportunities and diversified paths in education and skills development

Educational paths should not be limited by discrimination, norms, stereotypes, or other barriers to access.

Educational attainment

University at bachelor or above	University at bachelor or above
(highest education, 25-64 yrs, %)	(highest education, 25-64 yrs, %, ~2016)*

Tradespeople
Apprenticeship or trades			Share of registered apprentice certificates
(highest education, 25-64 yrs, %, ~2016)*			granted to women (%, 2020)
	Men	Women	Total	12

Total	15	7	Early childhood educators and assistants	97

Indigenous	19	8	Hairstylists and estheticians	91

Visible minority	6	4	Community and social service workers	91

Has a disability	15	7	Heavy duty equipment mechanics	2

Recent immigrant (≤ 5 yrs)	6	4	Plumbers, pipefitters and steamfitters	2

Lesbian, gay or bisexual	9**	7	Refrigeration and air conditioning mechanics	1

High school math, reading, and science

Gender gap (girls minus boys) in test scores (mean score around 500 pts, selected percentiles, 15 yrs, 2018)

Adult numeracy and literacy	Field of study

Test score gap relative to non-Indigenous people	Proportion of bachelor’s students
(mean score around 270 pts, 16-65 yrs, 2012)	who were women (%, 2019-20)

	Health and related fields	76
	Education	75
	Social and behavioural sciences and law	69
	Mathematics, computer and information sciences	26
	Architecture and engineering	25

Note: * indicates the use of different surveys within the same chart; use with caution. ** indicates a high coefficient of variation; use with caution.

Sources: Labour Force Survey, 2016 Census, Canadian Survey on Disability, Canadian Community Health Survey, Registered Apprenticeship Information System, Programme for International Student Assessment, Programme for the International Assessment of Adult Competencies, Postsecondary Student Information System.

4    Gender Results Framework – Statement on Gender and Diversity in Canada

As the dashboard above shows, barriers remain to equal opportunities and diversified paths in education and skills development for some Canadians.

•	Indigenous peoples and persons with disabilities are significantly less likely to obtain a university education.

•	Indigenous men are overrepresented among apprenticeship and trades certificate holders, while women and visible minority men are underrepresented.

•

Despite only small differences by gender in average test scores for science and math, there are important differences across the distribution, with high-achieving boys significantly outperforming high-achieving girls. These differences at the top of the distribution are cited as one of the reasons for gender disparities in science- and math-based fields of study and occupations. Girls and boys show no cognitive differences in mathematical ability during infancy and early childhood across multiple tasks. Differences appear only at older ages.

•	Indigenous peoples, especially Inuit, have lower average scores on tests of numeracy and literacy than non-Indigenous people.

•

Men continue to be underrepresented in fields related to health and education, while women are underrepresented in programs related to math, computer and information sciences, architecture, and engineering, which contributes to the gender wage gap and can perpetuate harmful gender norms.

To cultivate diversified educational paths and break down barriers limiting options for women, Indigenous, Black and racialized Canadians, and persons with disabilities, the government has invested in programs that support the increasing demand for skills in science, technology, engineering and mathematics (STEM). The government also continues to support targeted measures that remove participation barriers which prevent women, Indigenous youth, and other marginalized groups from accessing lifelong learning opportunities.

Statement and Impacts Report on Gender, Diversity, and Quality of Life    5

Actions to Support Education and Skills Development

Key Results to Date	Budget 2022 Actions*

•   Indspire has provided over 49,000 scholarships and bursaries since its inception in 2004 to support Indigenous students in their educational goals. In 2020-21, more than $20 million was disbursed to 6,245 Indigenous students. Indspire bursaries have a proven track of success with 90 per cent of recipients graduating and 89 per cent finding employment after graduation.

•   As of March 6, 2022, over 9,100 Apprenticeship Incentive Grants for Women had been issued since its inception in 2018, helping women to pursue careers in the trades, a field traditionally dominated by men.

•   In 2019-20, 550 women were directly supported through Women in Construction Fund projects, and over 319,800 women were reached through a project that promoted awareness of the skilled trades as a career choice.

•   Funding through the Equitable Access to Reading Program to support the production and distribution of alternative format materials for Canadians with print disabilities, creating more learning opportunities for adults.

•   Targeted scholarships and fellowships for promising Black student researchers to ensure equal opportunities for those currently underrepresented.

•   Modernizing Part II of the Employment Insurance Act to ensure more workers are eligible for help before they become unemployed, and that employers can receive direct support to re-train their workforce to ensure diversified paths in skills development.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

6    Gender Results Framework – Statement on Gender and Diversity in Canada

 Gender Results Framework

Pillar: Economic Participation and Prosperity Goal: Equal and full participation in the economy

An economy that includes everyone and improves the standards of living of all Canadians creates strong economic growth for all.

Labour force

Labour force participation rate (25-64 yrs, %)	Labour force participation rate (25-64 yrs, %, ~2016)*

Earnings

Gender gap in median income and wages (25-54 yrs, %)	Proportion in low-wage work (25-54 yrs, %)**	Proportion in low-wage work (25-54 yrs, %, 2021)**, ***

Type and hours of work

Temporary or involuntary part- time (25-54 yrs, %, 2021)***	Full-time employment (25-54 yrs, %, 2021)***	Unpaid work hours per day (25-54 yrs, 2015)

Career choice	Child care costs

Workers who were women (%, 2021)	Average proportion of after-tax income spent on child care (%, 2019)

Nursing	91
Health services support	86
Legal, social, community and education services	86
Trades and construction helpers and labourers	6
Maintenance and equipment operation trades	5
Industrial, electrical and construction trades	5

Note: * indicates the use of different surveys within the same chart; use with caution. ** Low-wage work is defined as two-thirds of the median hourly wage of full-time, permanent employees aged 25-54 years. *** Indigenous includes only off-reserve Indigenous peoples, and recent immigrants are defined as those who obtained permanent residence in the last five years or less. **** indicates a high coefficient of variation; use with caution.

Sources: Labour Force Survey, 2016 Census, Canadian Survey on Disability, Canadian Community Health Survey, Canadian Income Survey, General Social Survey.

Statement and Impacts Report on Gender, Diversity, and Quality of Life    7

As the dashboard above shows, barriers remain to full and equal participation for some Canadians.

•

Women, especially recent immigrant and visible minority women, continue to be less likely to participate in the labour market than men. Indigenous peoples and persons with disabilities are also less likely to be in the labour force.

•

Gender gaps in earnings have closed steadily in recent decades, but women continue to make up a disproportionate share of low-wage workers. Indigenous, visible minority, and recent immigrant women are also overrepresented among low-wage workers.

•

Women are more likely to work in temporary or part-time positions, including involuntarily, reflecting, in part, greater unpaid household work responsibilities. Visible minority and immigrant women report the highest hours of unpaid household work.

•

Career choices for both women and men are limited by gendered norms and expectations. These social factors, which hold back women and men from achieving their full potential, can also reduce economic growth and standards of living.

•

Child care costs are a significant barrier to mothers’ labour force participation. In Quebec, child care costs are a smaller share of after-tax income than in the rest of Canada, and women with children under three in Quebec have some of the highest employment rates in the world.

Recognizing that varying socio-cultural factors and systemic discrimination may impede equal and full participation in economic activities, continued investments in reducing the wage gap, improving accessibility of affordable high-quality child care, and expanding community-based programming will support the government’s efforts for all Canadians to prosper.

8    Gender Results Framework – Statement on Gender and Diversity in Canada

Actions to Support Economic Participation and Prosperity
Key Results to Date	Budget 2022 Actions*

•   Agreements to build a Canada-wide early learning and child care system have now been signed by all 13 provinces and territories. Each agreement commits to reach an average fee of $10 per day by 2025-26, and most provinces and territories are moving faster than anticipated with initiatives to accelerate fee reductions and support access to affordable high-quality child care.

•   Since the introduction of the EI Parental Sharing Benefit, the number of men receiving benefits has grown by 40 per cent.

•   The Canada Labour Code was amended to establish a federal minimum wage of $15 that rises with inflation to help address the cost of living. On April 1, 2022, the federal minimum wage increased to $15.55.

•   Investing $625 million for an Early Learning and Child Care Infrastructure Fund to provide support to each province and territory for the implementation of Canada-wide child care, which helps parents with child care responsibilities and increases the labour force participation of women.

•   Employment strategy for persons with disabilities through the Opportunities Fund, including funding to Ready, Willing and Able to help persons with Autism Spectrum Disorder or intellectual disabilities find employment.

•   Supporting foreign credential recognition in the health sector will help skilled newcomers secure meaningful, well-paying jobs.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

Statement and Impacts Report on Gender, Diversity, and Quality of Life    9

 Gender Results Framework

Pillar: Leadership and Democratic Participation Goal: Gender equality in leadership roles and at all levels of decision-making

All Canadians should be able to see themselves in their economic, political, and judicial leaders.

Economic leadership

Senior managers (%, 2016)	Majority-ownership of SMEs (%, 2020)*	Board directors and officers (%, 2016)

Political leadership

Federal political representation (%, 2021-22)*	Federal political representatives who are women (%, 1867-2022)	Political representatives who are women (%, 2022)**

Judicial representation

Federal judges who are women (%)	Federal judicial appointments (%, 2016-21)*

Law enforcement

Police officers (%, 2016)	Police officers who are women (%)

Note: * indicates that estimates of population shares are from a different year (i.e. 2016). ** Estimates for municipalities only include those municipalities with over 200,000 residents in the 2021 Census.

Sources: 2016 Census, 2021 Census, Canadian Survey on Disability, Survey on Financing and Growth of Small and Medium Enterprises, Corporations Returns Act, Policy Options, Xtra Magazine, Parliament of Canada, Library of Parliament, provincial, territorial, and municipal websites, Indigenous Services Canada, Office of the Commissioner for Federal Judicial Affairs, Police Administration Survey.

10    Gender Results Framework – Leadership and Democratic Participation

As the dashboard above shows, hurdles remain to diversity and inclusion in positions of leadership in politics, business, justice, and law.

•	Senior management, business ownership, and corporate leadership continue to be heavily dominated by men and lacking in diversity.

•	Despite gradual increases in the number of women in politics, they continue to be underrepresented, as are Indigenous peoples, immigrants, and visible minorities.

•

Almost half of federal judges are women, and recent appointments have mirrored population shares for many groups, yet gaps in recent appointments remain for people with disabilities and visible minorities.

•

Police forces across Canada are lacking in their representation of women, Indigenous peoples, visible minorities, and immigrants, and as a result, police forces may not represent the communities they police, though representation may vary within individual police services.

Women and diverse groups need to be integrated into leadership roles at all levels of decision-making in all sectors to ensure that our economy, democracy, law enforcement, and judicial systems reflect our communities. To support this goal, the government has invested and continues to invest in key measures to help women and diverse groups succeed in governance and economic opportunities.

Statement and Impacts Report on Gender, Diversity and Quality of Life    11

Actions to Support Leadership and Democratic Participation
Key Results to Date	Budget 2022 Actions*

•   As of March 8, 2022, there were 1,485 organizations participating in the 50-30 Challenge, an initiative that asks organizations to aspire to gender parity (50 per cent) and significant representation (30 per cent) of other equity-deserving groups on their boards and in senior management positions.

•   Women and Gender Equality Canada has invested $55 million since 2015 to fund 115 projects supporting women and girls in leadership and decision-making roles. As a result, more than 1.4 million women and girls gained access to services and supports that resulted in better opportunities for leadership positions in various spheres.

•   The Women Entrepreneurship Knowledge Hub (WEKH) participated in, or co-sponsored, more than 1,400 events in 2020–21, including 90 events related to the impacts of the COVID19 pandemic on women entrepreneurs as well as webinars on supports for women entrepreneurs during the pandemic.

•   Creating a more diverse, responsive and open climate within the Department of National Defence and the military as well as enhancing health care and fitness programming for women and gender diverse members of the Canadian Armed Forces to encourage greater representation of women and underrepresented groups in senior leadership.

•   The creation of 24 new judicial positions in federal and provincial and territorial superior courts across the country through the superior courts’ judicial appointment process will continue to help increase the share of federally appointed judges who are women or who are members of underrepresented groups.

•   Providing additional funding for the Supporting Black Canadian Communities Initiative to continue empowering Black community organizations promote inclusiveness among Black Canadians.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

12    Gender Results Framework – Leadership and Democratic Participation

 Gender Results Framework

Pillar: Gender-Based Violence and Access to Justice Goal: Eliminating gender-based violence and harassment, and promoting security of the person and access to justice

All Canadians should be safe and free from physical, emotional or sexual violence, discrimination, and harassment, regardless of where they live or who they are.

Workplace harassment

Workplace harassment (past 12 months, %, 2016)	Workplace harassment by type (past 12 months, %, 2016)

Sexual assault	Police reporting of crime		Childhood abuse

Self-reported sexual assault (since age 15, %, 2018)	Incidents of self-reported violent crime reported to police (%, 2019)		Self-reported childhood abuse (%, 2018)
	Sexual assault	6
	Robbery	47
	Physical assault	36
	Household victimization	35
	Personal property theft	28
	All crimes	29

Intimate partner violence (IPV)

Self-reported IPV by type (since age 15, %, 2018)	Self-reported IPV (past 12 months, %, 2018)

Homicide

Homicide (rate per 100,000)	Homicide victim’s relationship to perpetrator (%, 2020)

Sources: General Social Survey, Survey of Safety in Public and Private Spaces, Homicide Survey, Uniform Crime Reporting Survey.

Statement and Impacts Report on Gender, Diversity and Quality of Life    13

Experiences of gender-based violence—defined as violence that is committed against someone based on their gender identity, gender expression, or perceived gender—persist in Canada, and range from harassment to homicide. Other acts of physical, sexual, or psychological harm or suffering based on identity, such as race-based hate crimes, also exist. As the dashboard above shows:

•

Women are more likely to experience workplace harassment, especially verbal abuse, physical violence, and sexual harassment. Women with disabilities, Indigenous women, and lesbian or bisexual women report higher rates of workplace harassment.

•

People with disabilities, Indigenous peoples, and LGBTQ2 people report the highest rates of intimate partner violence in the past 12 months. Women are more likely than men to report experiencing intimate partner violence since age 15, especially sexual abuse.

•

Experiences of violence as children and as adults are more common for persons with disabilities, First Nations people, Métis people, and LGBTQ2 people. For nearly all groups, except visible minorities and immigrants, women are more likely to report experiences of childhood abuse.

•

Homicide rates for Indigenous men are about 8-9 times higher than those for non-Indigenous men, while homicide rates for Indigenous women are about 5-7 times higher than those for non-Indigenous women and 2-3 times higher than those for non-Indigenous men.

•	Murdered women are more likely to be intimately related to their killer or to have another type of familial relationship.

Gender- and identity-based violence against vulnerable groups is a systemic problem that reinforces unequal power relationships. To work toward eliminating such violence and harassment, the government has made and continues to make a number of investments to support victims and survivors through improved access to and confidence in the justice system.

14    Gender Results Framework – Gender-Based Violence and Access to Justice

Actions to Support Gender-Based Violence and Access to Justice

Key Results to Date	Budget 2022 Actions*

• The RCMP has established a Sexual Assault Review Team, which has reviewed over 30,000 files from 2015-17 sexual assault investigations that were not cleared by charge.

• As part of the government’s COVID-19 response, over 1,200 organizations across Canada received funding to ensure front line services and shelters continued to provide essential supports for women and families fleeing violence. Since April 2020, more than 1.3 million people experiencing gender-based violence have had a place to turn to thanks to the organizations supported through this funding.

• On June 21, 2021, Bill C-15, the United Nations Declaration on the Rights of Indigenous Peoples Act received Royal Assent and became law. This Act requires that the government develop an action plan by June 2023 to achieve the objectives of the Declaration.

• Investments to support provinces and territories in advancing a National Action Plan to End Gender-Based Violence

• Support the work underway to launch a new Anti-Racism Strategy and National Action Plan to Combat Hate to reduce systemic racism, discrimination, and hate in Canada.

• An increase in Federal Criminal Legal Aid funding to provinces and territories will improve the responsiveness of the Canadian criminal justice system and help to ensure everyone receives a fair hearing, including Indigenous peoples, Black Canadians, and vulnerable individuals, who are overrepresented before criminal courts.

• Actions to address the shameful legacy of residential schools, including supporting community-led responses to unmarked burial sites, will increase the accountability and responsiveness of the Canadian criminal justice system.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

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Gender Results Framework

Pillar: Poverty Reduction, Health and Well-Being
Goal: Reduced poverty and improved health outcomes

All Canadians should be free from poverty, have access to quality health care, and have opportunities to improve their well-being.

Poverty and core housing need		Food security

Official poverty rate (%)	Official poverty rate and core	Moderate or severe food
	housing need (%, ~2018)*,**	insecurity (15+ yrs, %, 2017-18)

Life expectancy	Cause of death

Life expectancy at age 1 (yrs, 2011)	Distribution of leading causes of death (%, 2020)

Sports participation	Psychological well-being

Regular participation in sports (%, 2016)	Excellent or very good mental health
(15+ yrs, %, 2017-18)

Contraceptive use	Early motherhood

Sexually active and not using	Live births (rate per 1,000,	Mother before age 20
contraception	women aged 15-19 yrs)	(%, 2011-12)***
(15-49 yrs, %, 2015-16)

Note: * indicates the use of different surveys within the same chart; use with caution. ** Indigenous includes only off-reserve Indigenous peoples. *** First Nations includes only off-reserve First Nations and non-Indigenous includes only Canadian born non-Indigenous.

Sources: Canadian Income Survey, Canadian Survey on Disability, Canadian Community Health Survey, Vital Statistics Death Database, General Social Survey, Vital Statistics Birth Database.

16    Gender Results Framework – Poverty Reduction, Health and Well-Being

Poverty and poor health are challenges faced by many Canadians that have deep and wide-ranging impacts. As the dashboard above shows:

•	Persons with disabilities, Indigenous peoples, and lone parents are more likely to face poverty, and related challenges, such as food insecurity and core housing need.

•	Life expectancy in Canada is among the highest in the world, but Indigenous Canadians, especially Inuit men, face rates that are markedly lower.

•	Women are less likely to report regular participation in sports than men. Gaps between women and men are especially large for immigrant and visible minority women.

•

Lesbian, gay, and bisexual people, Indigenous peoples, and people with disabilities are much less likely to report positive mental health. In all groups, positive mental health is reported less frequently among women.

•	Rates of early motherhood have declined significantly in the past three decades, but Indigenous women continue to face elevated rates of teenage pregnancy, especially Inuit women.

To reduce poverty and support the health and well-being of Canadians, the government has introduced a number of important investments for vulnerable individuals that improve access to food, housing and health resources, including mental health. The combination of these measures responds to the multidimensional nature of poverty.

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Actions to Support Poverty Reduction, Health and Well-Being

Key Results to Date	Budget 2022 Actions*

• Between 2015 and 2020, more than two and a half million Canadians were lifted out of poverty. Reductions between 2015 and 2019 reflected economic growth and a number of measures like the Canada Child Benefit, an increase to the Guaranteed Income Supplement top-up for single seniors, and the Canada Workers Benefit. Reductions between 2019 and 2020 overwhelmingly reflect unprecedented and temporary government income support measures during the pandemic.

• As of December 2021, funding made available through the National Housing Strategy had been committed to create over 91,000 units, to repair over 209,000 units, and to provide affordability support to over 172,000 households, prioritizing those in greatest need, including seniors, Indigenous peoples, people experiencing or at risk of homelessness, and women and children fleeing violence. More than 26 per cent of funding committed to date has been for projects focused on meeting the housing needs of women and their children.

• Since November 2015, 131 long- term drinking water advisories have been lifted and 212 short-term drinking water advisories have been prevented from becoming long-term.

• Beginning the development of a mental health fund for Black public servants, and improving cultural sensitivity of existing mental health supports for Black employees and other equity- deserving groups.

• Introducing a national pilot project for a Menstrual Equity Fund to make it easier for people who menstruate to fully participate in school, work, and society.

• Advancing the National Housing Co-Investment Fund to accelerate the creation of up to 4,300 new units and the repair of up to 17,800 units.

• Introducing significant investments in affordable housing and reducing homelessness, including through the Rapid Housing Initiative and Reaching Home.

• Maintaining trauma-informed, culturally appropriate, Indigenous-led services to improve mental wellness for Indigenous peoples and their communities and supporting continued efforts to co-develop distinctions-based mental health and wellness strategies.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

18    Gender Results Framework – Poverty Reduction, Health and Well-Being

Gender Results Framework

Pillar: Gender Equality Around the World
Goal: Promoting gender equality to build a more peaceful, inclusive, rules-based, and prosperous world

Canada believes that women and girls are powerful agents of change. With the proper resources and opportunities, they can improve their own lives and the lives of their families, communities, and countries.

Education and skills
Literacy rate among youth	Literacy rate among youth
(15-24 yrs, %)	(15-24 yrs, %, excl. high income countries, 2020)

Economic participation and prosperity
Labour force participation rate	Countries (%, 2022)
(%, 25-54 yrs, 2020 or latest)

Leadership and democratic participation
United Nations police and military	National parliamentary seats	National parliamentary seats
personnel who are women (%)	held by women (%)	held by women (%, 02/22)

Gender-based violence		Sexual health
Female genital mutilation	Non-partner sexual violence	Contraceptive prevalence
(0-14 yrs, %, 2020 or latest)***	(15-69 yrs, %, 2010)	(women, 15-49 yrs, %, 2019)

Note: * Data for Oceania exclude New Zealand and Australia. ** MENA indicates Middle East and North Africa. *** Data represent a weighted average of 19 countries with shares over 3 per cent. **** South America includes Latin America and the Caribbean.

Sources: United Nations Peacekeeping, Inter-Parliamentary Union, UNICEF, World Bank, World Health Organization, International Labour Organization, United Nations.

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Although gender equality around the world has dramatically improved over time, there is much work to do. As the dashboard above shows:

•	Literacy rates remain lower for girls than for boys, especially in certain regions.

•	Women in all regions of the world participate less in the labour force than men and remain underrepresented in national parliaments.

•

In many countries, women have no legal protection against dismissal due to pregnancy, sexual harassment, or gender discrimination, and they have no recourse to legislation guaranteeing them equal pay for work of equal value.

•	Large numbers of women and girls continue to experience female genital mutilation and sexual violence.

To promote gender equality and build more peaceful, inclusive and rules-based societies, women and girls need to be afforded meaningful opportunities to participate in the economy and society. To support this, Canada’s investments both domestically and abroad have targeted the elimination of economic and social barriers that impede women’s meaningful participation in the labour market, politics, business, and leadership.

Actions to Support Gender Equality Around the World
Key Results to Date	Budget 2022 Actions*

• The Women’s Voice and Leadership Program supports more than 800 local women’s rights organizations working to advance gender equality and empowers women across 31 developing countries and regions.

• Canada’s diplomatic representation has made progress towards gender balance. In 2021, 47 per cent of heads of missions were women, up from 32 per cent in 2015— this includes ambassadors, high commissioners, and consuls general.

• Business Women in International Trade led 19 trade missions in 2020-21 involving 254 participants from women-owned businesses and business support organizations. This compares to 8 trade missions involving 85 participants in 2018-19.

• Supporting vulnerable persons in Ukraine through humanitarian assistance.

• Providing further support to the Access to COVID-19 Tools Accelerator to ensure that Canada continues to provide its fair share in support of global efforts to improve access to vaccines, therapeutics, and other tools to fight COVID-19.

• Providing support to address global health security priorities, such as infectious disease prevention and response.

* Please refer to the Impacts Report to see other Budget 2022 investments that are expected to advance this pillar.

20    Gender Results Framework – Gender Equality Around the World

Canada’s Quality of Life Framework

The Quality of Life Framework supports inclusive and sustainable growth, ensuring that the government’s focus on the quantity of growth is complemented with consideration of the quality of growth; that is, ensuring that the purpose of growth is to meaningfully improve the well-being of people who live in Canada.

Public opinion research commissioned by the Department of Finance in August 2020 to inform framework development found that 86 per cent of respondents believed it was either very important (71 per cent) or somewhat important (15 per cent) for the federal government to move beyond solely traditional economic measurements.

Drawing on the evidence of what makes for a good quality of life, the Framework is composed of five interrelated domains—prosperity, health, society, good governance, and environment—along with two cross-cutting lenses, the fairness and inclusion lens, and the sustainability and resilience lens. Taken as whole, the Framework provides a structured means for the government to think in an integrated, inclusive, and long-term way about how its decisions impact the lives of Canadians.

Fundamentally, the Framework is about measuring what matters most to Canadians through a suite of 85 indicators that take a holistic view of societal progress. With this in mind, Budget 2021 made a series of significant investments aimed at improving federal data sets. One year later, these investments are helping fill key gaps in our knowledge about how Canadians have been experiencing their lives, including through tools like Statistics Canada’s quarterly Canadian Social Survey. These investments help to better understand important issues like the experience of loneliness among Canadians, unpaid work and family time, and the extent to which Canadians experience meaning and purpose in their lives.

On March 30, Statistics Canada launched the beta version of its new Quality of Life Hub, a first step towards bringing together key economic, social, and environmental datasets with a simple and intuitive user interface. Concurrently, historic investments in disaggregated data will ensure that breakdowns of these and other key data are available for different groups. Investments in Indigenous-led data strategies are an enabler for self-determination. Moreover, a Census of the Environment will catalogue all ecosystems in Canada.

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Selected Indicators of Well-Being Before and During COVID-19

While economic indicators have rebounded from the pandemic shock relatively quickly, some well-being outcomes are recovering more slowly, including self-reported mental health. Budget 2022 builds on previous investments to help Canadians access mental health supports and services.

Charts 1 and 2
Mental Health, Life Satisfaction, and Overall Health, Population Aged 15 Years and Over, Per Cent

Before COVID-19	During COVID-19

Combined, these and other quality of life indicators paint an overall picture of how Canadians are doing that can inform priority-setting for policy development. The Quality of Life Framework builds on Canada’s world-leading Gender-based Analysis Plus approach by introducing a standardized set of domains and indicators to bring a more structured and consistent approach to assessing the nature as well as the distribution of impacts.

22    Gender Results Framework – Statement on Gender and Diversity in Canada

Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts

The government is committed to applying Gender-based Analysis Plus (GBA Plus) and quality of life indicators in decision-making, to ensure that policies and programs take into account impacts on people from a variety of perspectives. Results of this analysis are included in the Impacts Report, and summarized in this section.

Timing of GBA Plus and Responsive Approaches

Chart 3 When GBA Plus Was First Performed	GBA Plus for Budget 2022 measures were conducted in a timely manner overall, with this analysis being performed either early or at the mid-point of policy development. The timing of such analysis reflects the change in the GBA Plus landscape across the federal government over the last few years, as demonstrated by the experiences of Budget 2021 and the current budget, where gender and diversity analysis has been increasingly integrated at earlier stages of the policy process. Of note, the greater share of analysis performed at the mid-point stage in this budget is due to a number of measures which are extensions of existing programs. In these cases, the existing analysis was relied upon and updated as necessary. Women and Gender Equality Canada will continue to provide training, tools, and resources to foster best practices in GBA Plus, including timely analysis.

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Chart 4 Responsive Approaches	Gender and diversity analysis helps identify barriers to access or participation, as well as unintentional negative impacts. Where identified, program design should incorporate steps to lower these barriers, or mitigate negative impacts (if unintentional). 12 per cent of Budget 2022 measures identified a potential barrier to access or participation for a specific demographic group. Of these, the majority (85 per cent) included steps towards reducing these barriers. Only 10 per cent of Budget 2022 measures identified possible negative impacts on a specific population. Of these, nearly one third included mitigation strategies. In cases where no mitigation strategy was included, this was often as a result of a policy designed to level the playing field or create greater equity by addressing unproductive or unequitable practices, in areas such as the tax system. An example of this are the new rules to ensure profits from flipping properties are subject to full taxation.

24    Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts

Target Population

Chart 5

Share of Budget 2022 Investments

($ value of measures*)

*Excluding Tax Fairness and Savings Measures

A sizable share of Budget 2022 investments target all Canadians (38 per cent of the budget). Other measures target a region or sector (22 per cent of the budget), or a specific group of the population (40 per cent of the budget)—including Indigenous peoples, people with disabilities or health conditions, Canadians experiencing housing affordability challenges, and other groups. Some measures target more than one group. For example, Renewing and Expanding the Oceans Protection Plan is expected to target specific regions and Indigenous peoples. Targeted support is often aimed at challenges or opportunities unique to subgroups of Canadians. For example, targeted support for Indigenous peoples is expected to address housing in Indigenous communities and critical community infrastructure on reserves including water and wastewater systems, and the launch of a new Veteran Homelessness Program will provide services and rent supplements to veterans experiencing homelessness.

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Expected Benefits: Gender

Nearly half of Budget 2022 measures are expected to benefit women and men in equal proportions (44 per cent). The remaining measures (42 per cent) are expected to directly or indirectly benefit men, while a smaller share (14 per cent), would directly or indirectly benefit women. This relative disparity reflects the fact that men are overrepresented in certain sectors benefitting from many of the climate and infrastructure related measures in this budget. Although these measures will ultimately benefit all Canadians, the workforce in these sectors are predominantly men, who, in turn, will indirectly benefit from the increased economic opportunities associated with these investments. For example, the construction and clean technology sectors are indirectly benefitting from the Low Carbon Economy Fund Expansion, while the agricultural sector is directly benefitting from the expansion of the Agricultural Clean Technology Program. Workers in all three of these sectors are predominantly men. Similarly, all Canadians will benefit from enhanced safety and security resulting from increased defence spending, and these investments will also directly enhance the capabilities and capacity of members within the Canadian Armed Forces. Overall, however, the Canadian military is still predominantly men—in 2020 for instance, the representation of women in the Canadian Armed Forces was only 16 per cent for Regular Force and Primary Reserve members.

This disparity also arises from the fact that on average men continue to have higher income levels than women. For example, for zero-emission vehicles, income is one of the factors driving adoption. Men are therefore more likely to benefit the Incentives for Zero- Emission Vehicles Program. Finally, a lack of gender parity among certain sectoral business owners and shareholders results in men disproportionately benefitting from certain measures including the Investment Tax Credit for Carbon Capture, Utilization, and Storage and the Critical Mineral Exploration Tax Credit. This highlights that gender segregation in the workforce and an imbalance in control of and ownership over resources is still prevalent in Canada.

That said, many of the Budget 2022 investments are expected to directly or indirectly benefit women given the composition of the workforce. For example, women comprise nearly eight out of ten workers in the dental sector and are therefore expected to indirectly benefit from investments in Dental Care for Canadians. Other Budget 2022 measures include features that will serve to achieve greater gender equality over time. For example, the doubling of the Union Training and Innovation Program is expected to increase the number of women and other equity-deserving groups in high-paying skilled trade jobs. Additionally, funding to Support Cultural Change in the Canadian Armed Forces is expected to create a healthier, more diverse, responsive, and open climate within the Canadian military. This is expected to ultimately translate to greater representation of women and other underrepresented groups across the Canadian Armed Forces and in leadership positions. Where women face barriers to

26    Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts

entry, retention, or advancement in the sectors being funded there are, for a number of measures, program or policy design elements that will be introduced, or are already in place, to address these barriers. These are highlighted in the Impacts Report. For example, each of Canada’s Innovation Clusters undertakes ecosystem building activities that support the economic inclusion of underrepresented groups. Similarly, the development of the Canada Green Buildings Strategy will include training and capacity-building support specifically for equity-deserving groups, including women, in order to try to increase representation in the energy efficiency workforce. Lastly, the CAN Health Network recognizes that its support to scale-up health focused small and medium-sized businesses will not directly address the challenges women and other underrepresented groups face in working in or owning businesses in the health technology and life sciences sectors. CAN Health Network will therefore support women and other underrepresented groups through development opportunities, and provide information to participating companies about government programs to help them diversify their workforces.

Finally, Budget 2022 builds on the foundational investments towards greater gender equality introduced in Budget 2021, including additional funding to support the implementation of the Canada-wide Early Learning and Child Care System, which is expected to increase women’s labour market participation. This budget also invests funding to support provincial and territorial governments in advancing the National Action Plan to End Gender-Based Violence and introduces a pilot for a Menstrual Equity Fund to make it easier for people who menstruate to fully participate in school, work, and society.

Expected Benefits: Additional Characteristics

Chart 7

Expected Direct and Indirect Benefits by Subgroup, Number of Measures

Budget 2022 measures were assessed in terms of expected direct and indirect benefits for various subgroups of Canadians, which are highlighted in Chart 7. A number of measures in this budget are identified as benefitting persons with disabilities, most

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notably the Employment Strategy for Persons with Disabilities, which is designed to address the labour market barriers faced by persons with disabilities. Similarly, Indigenous peoples are expected to directly benefit from a large number of measures, including support for Distinctions-based Mental Health and Wellness strategies, to improve housing and access to clean water, and help Indigenous communities build sustainable revenue streams for the future. Budget measures can also benefit more than one group or a subgroup with intersecting identities. For example, Speeding up Housing Construction and Repairs for Vulnerable Canadians will benefit Canadians experiencing housing affordability challenges. There is evidence that women-led households have a higher incidence of core housing need compared to men-led households. This gap becomes larger when intersecting factors are taken into account—e.g., whether a single parent, or a member of a racialized group. Additionally, certain subgroups who experience greater challenges accessing affordable housing will disproportionately benefit from this measure. These subgroups include persons with disabilities and Indigenous peoples.

Expected Benefits: Intergenerational and Income Distribution Impacts

Chart 8	Chart 9

Expected Intergenerational Benefits,	Expected Income Distribution Impacts,

Share of Budget 2022 Investments	Share of Budget 2022 Investments

($ value of measures*)	($ value of measures*)

*Excluding Tax Fairness and Savings Measures	*Excluding Tax Fairness and Savings Measures

Consideration was given to how each Budget 2022 measure could affect different generations of Canadians and Canadians with varying income levels. The majority of measures introduced in this budget (75 per cent of the value of Budget 2022 measures) are expected to benefit all generations equally. A significant share (22 per cent), however, are expected to disproportionately benefit youth, children or future generations, reflecting in part the number of investments in climate related measures. For example, the expansion of the Low Carbon Economy Fund will particularly benefit future generations. Additionally, the introduction of an Employment Strategy for Persons with Disabilities through the Opportunities Fund is expected to disproportionately benefit young people with disabilities entering the labour market. Other specific measures in Budget 2022

28    Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts

would benefit seniors or older generations relatively more than other age groups. Notable measures include funding to address backlogs for surgeries and procedures. Seniors have higher needs for surgical procedures, representing over 40 per cent of total monthly surgical volumes, both before and during the COVID-19 pandemic, despite comprising only 19 per cent of the Canadian population.

Half of Budget 2022 investments are expected to benefit lower income Canadians. For example, the extension of the Rapid Housing Initiative is expected to strongly benefit low income individuals. The remainder of investments will either have no significant distributional impacts (28 per cent) or are expected to benefit higher income Canadians (22 per cent). For example, many business supports and incentives, including the creation of a Canadian Innovation and Investment Agency and the Investment Tax Credit for Carbon Capture, Utilization, and Storage, are expected to benefit business owners and shareholders as well as workers . in STEM fields, many of whom are disproportionately higher income Canadians.

Expected Quality of Life Impacts: Expenditure by Domain

Chart 10 Composition of Budget 2022 Investments ($ value of measures, by domain*) *Excluding Tax Fairness and Savings Measures	Budget measures were assessed in terms of their expected contribution to each of the 85 Quality of Life indicators, which are organized into five domains. Some flagship measures make a substantial direct contribution to one of these outcomes, but most combine with other measures to make a smaller or more indirect contribution. Many budget measures advance more than one domain. In these cases, the pie chart allocates spending between implicated domains, using weights. Some invoke trade-offs, where one domain is advanced but another is impeded. The Quality of Life Framework offers a structured approach to assessing these impacts.

The greatest share of the value of Budget 2022 measures is expected to advance outcomes in the prosperity domain, which includes inclusive growth priorities such as housing. The second greatest share advances outcomes in the good governance domain, which includes international engagement initiatives and Indigenous self - determination and prosperity. Budget 2022 is expected to have significant impacts in all domains of the Framework. Over 90 per cent of the value of budget measures is expected to have positive impacts in multiple domains. The greatest combined impact is prosperity and environment, reflecting a Budget 2022 focus on long-term economic growth and transition to a net-zero economy.

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Expected Quality of Life Impacts: Indicator Frequency

Chart 11

Count of Budget 2022 Measures, Top Ten Expected Impacts by Domain

The Impacts Report, which follows, lists expected quality of life impacts for each budget measure. Chart 11 summarizes these impacts, listing the most frequently cited indicators for which Budget 2022 measures are expected to have positive impacts of any scale. Since some measures are smaller than others, these counts differ from the share of budget value associated with each indicator. For example, acceptable housing and financial well-being (households’ ability to meet the cost of living) were associated with the greatest share of expenditure among indicators in the prosperity domain. Reducing unmet health care needs and self-rated health made of the greatest share for the health domain. Reducing greenhouse gas emissions along with climate change adaptation made up the greatest share for the environment domain. As noted above, not all measures that contribute towards an outcome—notably, reducing emissions, or increasing employment—will result in net new impacts that will be large enough to influence the national trajectory. Given the high degree of uncertainty and modelling challenges such as interaction effects between measures, the government is strengthening its capability to estimate impact size for these priority outcomes consistently.

30    Summary of Budget 2022’s Gender, Diversity, and Quality of Life Impacts

Expected Quality of Life Impacts: Long-term Impacts

Chart 12 Share of Budget 2022 Investments Expected to Carry Long-term Returns ($ value of measures, by domain*) *Excluding Tax Fairness and Savings Measures	Budget measures were assessed in terms of the scale and duration of expected impacts on quality of life indicators. Many of the initiatives in Budget 2022 are time-limited in nature. As a result, some impacts will naturally occur only within the next five years—for example, impacts from support measures associated with the pandemic recovery. However, just over three-quarters of Budget 2022 investments are also expected to carry long-term returns that are moderate to significant over the 5-10 year period or longer. These could be national in scope, or affect regions, sectors or population sub-groups.

This suggests that Budget 2022 is targeted towards achieving long-term economic, environmental, and social value for Canadians. Due to synergies between domains and weights explained in Chart 10, expenditure associated with some measures from Chart 12 could be allocated across multiple domains (e.g., split between prosperity and environment).

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Budget 2022 Impacts Report

The Canadian Gender Budgeting Act 2018 enshrined the government’s commitment to decision-making that takes into account the impacts of policies, programs, and legislation on diverse groups of Canadians in a budgetary context. Consistent with the requirements of this Act, the following Impact Report provides a summary of the gender and diversity impacts for each new measure in this budget. Summaries of impacts are based on the Gender-based Analysis Plus submitted with budget proposals. In addition, since the introduction of the Quality of Life framework in Budget 2021, they extend beyond who is most affected, to also describe the nature of these impacts at a high level.

Notes on Terms and Fields

Title and Context: The titles for measures expected to advance a pillar of the Gender Results Framework, the first section of this report match their corresponding entry in the budget text. For the remaining sections, measures are ordered by budget chapter.

Text section: contains information on the key impacts of the measures from a gender and diversity and quality of life perspective, including direct and indirect impacts, both positive and negative, where applicable. Key facts and data sources are included in this section.

GBA Plus Timing: GBA Plus can be conducted at various stages throughout the development of a government policy, program, or initiative. High-quality GBA Plus requires early attention to develop effective options and strategies for delivering programs and services to Canadians. For GBA Plus to be most valuable, it is ideally built directly into the early stages of the policy development process. This section identifies when the analysis was first conducted.

Early in the idea development phase (when proposals are being developed)

Mid-point (as proposals are being finalized)

Later stage (after proposals are finalized, prior to submission of proposal)

Existing	GBA Plus was previously performed on the existing program (in cases where an existing program is seeking a renewal of funding). If the proposal is for an existing program, it was either modified to reflect the changes to the program or was confirmed to reflect that the program hasn’t changed since the GBA Plus was last conducted.

Quality of Life Impacts: Describes the domains of the framework each budget measure is expected to advance and lists relevant indicators. Domains for each measure are indicated through a darker “active” icon. Indicators are listed on Statistics Canada’s Quality of Life Hub.

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Prosperity – the economic domain, encompassing income and growth, employment and skills and learning and economic security.
Health – physical and mental health, and care systems that enable people to thrive through all stages of life.
Environment – natural and built environments that meet human needs such as clean air and water, as well as ecological integrity and stewardship dimensions such as greenhouse gas emissions.
Society – includes culture and identity, inclusion, social cohesion and connection, and time use.
Good Governance – includes democracy and institutions, safety and security and justice and human rights.

Target Population: Describes the group whom the measure is intended to benefit. This section is not intended to describe the expected impacts, but rather the motivation and policy intent behind the measure.

Expected Benefits

Gender: This section collects information on the expected gender characteristics of the benefitting group. Both direct and indirect benefits are considered when selecting a point on the scale. The scale is explained as follows:

Predominantly men (e.g. 80 per cent or more men)

60 per cent - 79 per cent men

Broadly gender-balanced

60 per cent - 79 per cent women

Predominantly women (e.g. 80 per cent or more women)

Income Distribution: This indicator describes expected impacts of the measure from an income distributional perspective. Both direct and indirect benefits are considered when selecting a point on the scale. The scale is explained as follows:

Strongly benefits low income individuals (Strongly progressive)

Somewhat benefits low income individuals (Somewhat progressive)

No significant distributional impacts

Somewhat benefits high income individuals (Somewhat regressive)

Strongly benefits high income individuals (Strongly regressive)

Inter-generational: This indicator identifies the age cohort receiving the benefits or which is likely to disproportionately benefit. Both direct and indirect benefits are considered when selecting a point on the scale. The scale is explained as follows:

Primarily benefits youth, children and/or future generations

No significant inter-generational impacts or impacts generation between youth and seniors

Primarily benefits seniors or the baby boom generation

34    Budget 2022 Impacts Report – Gender Results Framework

Additional Characteristics: Highlights other notable characteristics of beneficiaries (e.g. race, region, ability, Indigeneity, region, sector).

Gender Results Framework (if applicable): For measures that advance a goal or objective of Canada’s Gender Results Framework (GRF), an icon is added and it is included in the front end of this report. Although only gender is included in the title of the Framework, it is aligned with the Government of Canada’s policy of GBA Plus, ensuring that gender is considered in relation to other intersecting identity factors. Additionally, a measure may advance more than one goal under one or more pillars; however, in this report, only the primary pillar is listed. More information on these goal statements, objectives, and indicators can be found on Women and Gender Equality Canada’s website.

GBA Plus Responsive Approach (if applicable): Includes any effort in place to minimize possible negative impacts of a measure on certain individuals or groups, or any specific design elements which have been incorporated to reduce potential barriers to participation or access that a certain group may phase.

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Education and Skills Development

To advance the Education and Skills Development Pillar under the Gender Results Framework, Budget 2022 provides supports to reduce gaps in reading and numeracy skills, and enhance research capacity. The targeting of such measures will contribute towards the goal of equal opportunities and skills development for Black and racialized Canadians, and persons with disabilities.

Funding for Access to Reading and Published Works for Canadians with Print Disabilities

This measure would benefit an estimated 2.4 million Canadians with disabilities by increasing the availability of books in fully accessible formats. Based on the 2017 Canadian Survey of Disabilities, more women reported having disabilities than men (24 per cent versus 20 per cent). This measure would help advance the objectives of achieving a barrier-free Canada and promote the economic and social inclusion of persons with print disabilities by allowing their full participation in cultural and economic activities. Given that the incidence of disability increases with age, older Canadians are more likely to benefit from this measure.

Data Sources: Statistics Canada, 2017 Canadian Survey on Disability

Modernizing Labour Market Transfer Agreements

In 2019-20, women participated in a total of 44.5 per cent of all interventions provided under the Labour Market Development Agreements (LMDAs). They were more likely than men to access less intensive interventions such as job search assistance and career advice—representing 84.2 per cent of supports accessed by women and 75.3 per cent for men. Women, Indigenous peoples, and self-employed or gig workers are also less likely to qualify for Employment Insurance, which restricts their eligibility for LMDA training measures. Budget 2017’s funding of $1.8 billion to the LMDAs broadened eligibility for EI-funded programs and services, benefiting those further removed from the labour market, including persons with disabilities, women and Indigenous peoples. The Workforce Development Agreements do not have the same eligibility constraints and continue to support persons with disabilities, Indigenous peoples, youth, older workers and newcomers through targeted funding.

Data Sources: Employment and Social Development Canada

36    Budget 2022 Impacts Report – Gender Results Framework

Funding for Black Researchers

Targeted scholarships and fellowships are expected to directly benefit Black Canadians, and particularly younger adults who comprise the majority of postsecondary enrollment. Underrepresentation of Black women among degree holders in Canada is particularly acute compared with the broader population. In 2016, Black women in Canada were 5.2 per cent less likely than women in the rest of the population to hold a university degree.

Data Sources: Statistics Canada

Federal Funding for the Jean Augustine Chair in Education, Community and Diaspora

This initiative would benefit Black youth and other racialized groups, by engaging in research and supporting educational programs which are culturally responsive and relevant to the needs and aspirations of this population. The Black population is younger than the total population in Canada. In 2016, the median age for the Black population was 29.6 years, versus 40.7 years for the total population.

Data Sources: Statistics Canada

First Nations Elementary and Secondary Education

This investment will benefit individuals of all genders, but may be most beneficial for First Nations boys and men who are less likely to complete their secondary education. In 2016, 44 per cent of the First Nations population on reserve ages 18 to 24 had completed high school, compared to 88 per cent of the non-Indigenous population. Supporting Regional Education Agreements ensures greater First Nations control over education so that on-reserve schools can offer programming that responds to the unique needs of their students and improves outcomes.

Data Sources: internal administrative data, Statistics Canada

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Economic Participation and Prosperity

To effect the goal of equal and full participation under the Economic Participation and Prosperity Pillar under the Gender Results Framework, key Budget 2022 measures aim to increase labour market opportunities for underrepresented groups, and provide supports that allow for the equal sharing of parenting roles and family responsibilities.

An Employment Strategy for Persons with Disabilities

This measure would benefit persons with disabilities through increased funding for the Opportunities Fund. Administrative data shows that slightly more men than women participate in the Opportunities Fund program (56 per cent versus 43 per cent). This measure would improve their employment prospects and make workplaces more inclusive and accessible. It is expected that persons with disabilities from all age groups (with various intersecting identities and low income) would benefit from this measure, with a higher proportion being young people (59 per cent), given their lack of attachment to the labour market. Among those with disabilities aged 25 to 64 years who were not employed and not currently in school, two in five —nearly 645,000 persons with disabilities—had potential for paid employment in an inclusive labour market.

Data Sources: Administrative Data, Statistics Canada, 2017 Canadian Survey on Disability

Doubling the Union Training and Innovation Program

Increased funding for this program will benefit apprentices in the Red Seal skilled trades who are members of equity-deserving groups, including: women, Indigenous peoples, newcomers, persons with disabilities, and visible minorities. Currently, women and visible minorities make up only 9 per cent and 8 per cent of Red Seal apprentices, respectively. Although equity-deserving groups are a focus of the program, other apprentices in the skilled trades are also expected to benefit. Additionally, the program benefits unions and employers in the construction industry and other industries by supporting the training of apprentices and increasing their skills.

Data Sources: Administrative Data

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Supporting Foreign Credential Recognition in the Health Sector

The program will benefit all Canadians by helping to address labour shortages in the health sector, ultimately improving care. The increased funding for this program will also benefit internationally-trained health professionals by helping them gain Canadian work experience and get the credentials needed to work in Canada. This will contribute to reducing underused labour and improving job satisfaction and productivity. Based on census data, 69 per cent of immigrants working in professional health occupations are women. Participants are also more likely to be Black and racialized people, and newcomers to Canada. Participants in past projects have also reported an increased sense of belonging, while employers have reported positive perceptions of participants.

Data Sources: Administrative Data, Statistics Canada

Supporting Early Learning and Child Care

This initiative targets parents, particularly mothers, who often retain primary caregiving responsibilities for children. It will also be of particular benefit to early childhood educators, 96 per cent of whom are women, through efforts to attract and retain a high-quality early childhood educator workforce. Women, particularly those with children, have lower labour market participation rates than men. In 2020, only 82 per cent of women ages 25 to 54 participated in the labour force, whereas men of the same age group participated at a rate of 90 per cent. Young women with children are at higher risk of not being in education, employment or training. Continuing to strengthen the Canada-wide early learning and child care system will increase women’s labour market participation and shrink the gender participation gap as more mothers enter the workforce. There is also significant research that shows high-quality early learning and child care supports positive child development outcomes such as improved cognition and social skills, particularly among children from disadvantaged families. In supporting greater labour force participation and gender equality, this measure will benefit the economy and all Canadians.

Data Sources: Labour Force Survey; Survey on Early Learning and Child Care Arrangements

    GBA Plus Responsive Approach

In 2020-21, the Government of Canada added an additional $1.5 billion through the Workforce Development Agreements to help Canadian workers get skills training and employment supports to re-enter the workforce. These funds are available for provinces and territories to support workforce initiatives to increase the skills of unlicensed care providers, which may facilitate them joining the licensed sector.

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Partnering with Indigenous Peoples in Natural Resource Projects

The natural resource sector is the largest private employer of Indigenous peoples in Canada, and Indigenous businesses are more than 40 times as likely to be involved in resource extraction as the average Canadian business. However, employment and business opportunities vary across regions and communities. Increasing the capacity of Indigenous communities to participate in and benefit from natural resource projects will improve opportunities for Indigenous businesses and will increase employment opportunities. Over the short-term, these benefits are expected to go to men, as they comprise the majority of workers in the natural resources sector. Over the long-term, these benefits are expected to extend to Indigenous women.

Data Sources: Statistics Canada

Supporting Indigenous Businesses and Community Economic Development

Investments in Indigenous lands and economic development programming will directly benefit all members of participating communities, advancing new projects and creating new streams of revenue and employment opportunities by helping community-owned businesses to grow and prosper. The benefits from these investments are expected to be balanced across genders, as research indicates that increased community revenues result in reinvestment in community programming (e.g. health, education, and community development). Additionally, particular benefits are expected for Indigenous communities in rural or remote areas, which often face high costs to initiate commercial activities on their lands.

Data Sources: Statistics Canada, C.D. Howe Institute

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Supporting Indigenous Businesses and Community Economic Development (Loan Forgiveness)

Forgiveness of up to 50 per cent of COVID-Indigenous Business Initiative loans will directly benefit Indigenous small and medium enterprises that initially received support through the program and continue to feel the negative economic impacts of the pandemic. Program data indicate that the COVID-Indigenous Business Initiative has positively impacted Indigenous women-owned businesses served by the network of Aboriginal Financial Institutions and Métis Capital Corporations over the past two years. Approximately 30 per cent of all loans issued via the COVID-Indigenous Business Initiative were accessed by Indigenous women majority-owned businesses, and the National Aboriginal Capital Corporations Association estimates the network will retain many of the new clients served through the program, furthering progress toward the goal to increase the number of Indigenous women-owned businesses served by the network by 50 per cent by 2025.

Data Sources: Indigenous Services Canada, NACCA

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Leadership and Democratic Participation

Key measures in Budget 2022 are expected to advance the Leadership and Democratic Participation Pillar under the Gender Results Framework by increasing representation of women and underrepresented groups as administrators of the justice system, as well as creating more positions for women in senior management and leadership.

Supporting Culture Change in the Canadian Armed Forces

These measures are expected to directly benefit women, LGBTQ2 and gender-diverse members of the Canadian Armed Forces (CAF) by promoting a safe, healthy, and inclusive work environment, supporting improved physical and mental health outcomes, improved job performance, and having a positive impact on job satisfaction. Indirectly, these measures are expected to contribute to restoring confidence in military leadership and enhance the Canadian Armed Forces’ capacity to recruit and retain women, helping increase representation of women in the Forces from 17 to 25 per cent by 2026.

Data Sources: Department of National Defence

Supporting Black Canadian Communities

The measure is expected to benefit Black Canadians of various intersectional identities (e.g., gender, age, sexual orientation, socio-economic status). Specifically, enhancing the foundational capacity and resources of Black-led and Black-serving Canadian community organizations will enable them to better address the specific needs of Black Canadians and ultimately help promote social cohesion across the country.

Data Sources: Statistics Canada, Employment and Social Development Canada

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Indigenous Climate Leadership

Indigenous communities across Canada, and especially northern and remote communities, are among the most exposed to the immediate and future impacts of climate change, due to their location and their close relationship with the land and its resources. A thawing permafrost, erosion, degrading infrastructure and melting ice roads can disrupt transportation systems and access to traditional food sources and profoundly affect the overall economic, physical and mental well-being of communities.

This initiative recognizes these unique realities and will help to advance Indigenous climate priorities and create a path to advance codeveloped, collaborative, and inclusive climate actions.

Data Sources: Statistics Canada, Canada’s Changing Climate Report

  GBA Plus Responsive Approach

Men are over-represented in the relevant sectors such as conservation and clean energy. To ensure that women’s voices are included in the development of an Indigenous Climate Leadership Agenda, this initiative will ensure participation from Indigenous women’s organizations such as the Native Women’s Association of Canada, Les Femmes Michif Otipemisiwak, and Pauktuutit Inuit Women of Canada.

Increasing the Capacity of Superior Courts

Increased judicial capacity of superior courts helps improve access to justice for all Canadians by addressing court delays, ultimately strengthening the public’s confidence in the justice system. New judges are selected through a superior courts judicial appointment process that aims to achieve a gender-balanced bench, reflecting the diversity of Canadian society. Of the judges who have been appointed since October 2016, 57 per cent of appointees have identified as women, 4 per cent as Indigenous, 10 per cent as visible minorities, 1 per cent as a person with a disability, and 7 per cent as a member of the LGBTQ2 community.

Data Sources: Office of the Commissioner for Federal Judicial Affairs

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Gender-based Violence and Access to Justice

The Gender-Based Violence and Access to Justice Pillar under the Gender Results Framework is reinforced by a number of Budget 2022 measures that will further develop the accountability and responsiveness of the Canadian criminal justice system. Such measures are aimed at tangibly reducing gender-based violence and harassment, particularly for Indigenous peoples, Black and racialized Canadians.

Working with Provinces and Territories to Advance the National Action Plan to End Gender-Based Violence

This funding will directly benefit women and girls, notably those at higher risk of experiencing gender-based violence, including women and girls with disabilities; Black, Indigenous and racialized women and girls; immigrant and refugee women; LGBTQ2 people; and women living in northern, rural, and remote communities. These groups also face increased barriers in accessing supports and services due to systemic inequalities, such as sexism, racism, poverty, and discrimination based on sexual orientation or gender expression.

Data Sources: Statistics Canada, Gender-Based Violence Knowledge Centre

Fighting Systemic Racism, Discrimination and Hate

The measure aims to benefit communities that have experienced racism and discrimination, such as Black and racialized groups, religious minorities, and Indigenous peoples. This funding is expected to significantly advance Canada’s efforts to address racism and hate, while fostering intercultural understanding and promoting social cohesion.

Data Sources: Statistics Canada

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Enhancing the Biology Casework Analysis Program

This program supports forensic laboratories in Ontario and Quebec to undertake analysis of DNA samples found at crime scenes and helps law enforcement investigate and prosecute offences, such as violent crimes. This program can impact men and women in different ways. For example, while men represent the majority of homicide victims, women and girls, LGBTQ2 people, residents of rural and remote communities and persons with disabilities are at higher risk of being victims of violent crime.

Data Sources: Statistics Canada

Supporting Legal Aid for Asylum Seekers

Economically-disadvantaged asylum seekers benefit from immigration and refugee legal aid services. The demographic composition of asylum seekers changes, but many are members of racial, ethnic, linguistic, cultural and religious minorities, as well as LGBTQ2 individuals. While asylum seekers come from all over the world, in 2020, ten countries accounted for 59 per cent of all in-Canada asylum claims, with nine of the ten from Asia, Latin America, the Caribbean, and Africa. Seven have neither English nor French as an official language.

Data Sources: Immigration and Refugee Board

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Securing the Integrity of Canada’s Asylum System

A fair and effective asylum system benefits all Canadians, as it allows newcomers who arrive in Canada fleeing persecution to smoothly and rapidly settle and integrate into Canadian society and contribute to local communities. Women account for approximately half of all asylum claims, while women fleeing domestic violence accounted for 18 per cent of refugee claims finalized in 2020. A stable and effective asylum system benefits LGBTQ2 people fleeing persecution, with 7.5 per cent of refugee claims made in Canada in 2020 citing persecution on the basis of sexual orientation or gender identity.

Data Sources: Internal Program Administrative Data

Implementation of the United Nations Declaration on the Rights of Indigenous Peoples Act

Supporting the full and effective implementation of the United Nations (UN) Declaration Act is key to advancing reconciliation. This work will benefit Indigenous peoples, in a gender-balanced way, by ensuring that laws, policies and programs are fair and equally accessible to all Canadians. It is likely to benefit youth and future generations, as advances made pursuant to the Act will be forward-looking. Over the long term, implementation of the UN Declaration Act will help to build trust and confidence in Canadian institutions.

    GBA Plus Responsive Approach

Justice Canada will work proactively to ensure that the voices of Indigenous women, youth, Elders, 2SLGBTQQiA+ persons, and persons with disabilities are heard throughout the co-development of the Action Plan to implement the Act. Indigenous organizations representing diverse perspectives have been and will continue to be advised of the call for proposals, and targeted outreach to these groups will enable equitable contributions by all Indigenous peoples impacted by the process. Applicants for engagement funding will be required to outline how they will engage with diverse individuals within their communities, and funding recipients will need to report on engagement outcomes in their project reporting.

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Implementing Indigenous Child Welfare Legislation

According to Census 2016, 52.2 per cent of children in foster care in Canada are Indigenous, but Indigenous children account for only 7.7 per cent of the child population. Proposed investments will support the implementation of the Act respecting First Nations, Inuit and Métis children, youth and families to support Indigenous jurisdiction over the design and delivery of child welfare services and help address the overrepresentation of Indigenous children in the child welfare system. These measures will benefit children and families in communities that are exercising jurisdiction over welfare such as Wabaseemoong Independent Nations, and in particular Indigenous children and their parents from low income families and single parent households, who are more likely than other children to enter the child welfare system.

Data Sources: 2016 Census of population, Statistics Canada

Addressing the Shameful Legacy of Residential Schools

This measure will benefit First Nations, Inuit and Métis in a gender-balanced way and contribute to healing the intergenerational trauma caused by the residential schools system. It will have a direct impact on survivors who are adults and seniors, but will indirectly impact both children and youth, as healing is expected to have broader community benefits. Supporting community-led efforts to locate and memorialize burial sites will help to address the ongoing legacy of residential schools in a way that is meaningful to families, survivors, and communities.

Data Sources: Statistics Canada, Internal administrative data

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Amending the Corrections and Conditional Release Act

This amendment to the Corrections and Conditional Release Act will directly benefit women inmates in federal correctional institutions by prohibiting the use of dry cells for the seizure of contraband in the vaginal cavity. It will ensure greater respect for human dignity in federal correctional institutions by requiring the Correctional Service of Canada to use other means to better detect contraband in these circumstances. Women inmates are statistically more likely than the general Canadian population to be of Indigenous heritage, lower-educated, lower-income, and have mental health issues.

Data Sources: Correctional Service of Canada

Enhancing Legal Aid for Those Who Need It Most

Criminal legal aid services support economically-disadvantaged Canadians. In 2019-20, 78 per cent of criminal legal aid clients were men and 48 per cent were between the ages of 18 and 34.

Groups that are overrepresented in the criminal justice system may also benefit from criminal legal aid services, including Indigenous peoples, Black Canadians, as well as those with mental health or problematic substance use issues. In 2019-20, 30 per cent of adults admitted to correctional facilities identified as Indigenous, compared to 5 per cent of the general population. In the same year, there were 56,691 legal aid clients who self-identified as Indigenous in the provinces and territories that collect this data. Out of these clients, 76 per cent accessed criminal legal aid services. Evidence also suggests that Black Canadians are over-represented among legal aid clients. For example, Legal Aid Ontario has reported that 14 per cent of criminal legal aid clients identified as Black in 2019-20, despite representing approximately 5 per cent of the general population. The justice system can be the first point of contact for accessing mental health and addictions services for people who have never accessed these supports before. In 2016, Legal Aid Ontario estimated that one in three clients experienced mental health or addiction issues.

Data Sources: Justice Canada; Statistics Canada; Legal Aid Ontario

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Creating a Safer Sport System

This initiative is expected to benefit all high performance athletes, but will particularly benefit women and persons from equity-deserving groups, including persons with a disability, LGBTQ2, and racial and ethnic communities, as they disproportionally experience sexual harassment, abuse or discrimination. This initiative will especially benefit people with lower incomes, who might not be able to afford systemic support otherwise. While peak performance differs from sport to sport, high-performance athletes tend to be younger (below 35 years of age). Supporting sport organizations with information and recommendations to adapt current policies and practices for safety and inclusivity will reduce the risk of harassment on equity-deserving groups. Safe and inclusive sport will result in more women and people in equity-deserving groups participating and staying in sport.

Data Sources: Sport Canada

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Poverty Reduction, Health and Well-being

To support the Poverty Reduction, Health and Well-Being Pillar under the Gender Results Framework, Budget 2022 measures focus on improved physical and mental health outcomes for vulnerable groups. Other notable measures under this pillar include increased support for permanent housing and other infrastructure investments in Indigenous communities.

Dental Care for Canadians

Improved access to dental care is expected to benefit Canadians with family incomes below $90,000 who lack dental care coverage and currently have to pay out of pocket. The 2018 Canadian Community Health Survey suggests that that Canadians without insurance were about three times as likely as those with insurance to avoid seeing a dental professional because of cost (39.1 per cent versus 13.7 per cent).

Low-income Canadians have both the highest level of oral health problems and the most difficulty accessing oral health care. Women (24.1 per cent) were more likely than men (20.6 per cent) to report cost as a barrier. Canadians aged 18 to 34 (28.3 per cent) were the age group most likely to report cost as a barrier to dental care. Women from low-income groups have higher incidence of oral health issues like untreated dental decay, missing teeth and oral pain compared to men in the same income groups. Indigenous peoples suffer from some of the highest oral disease rates in Canada. Canadians living in rural and remote areas face greater challenges accessing care due to lack of availability. Finally, a new dental care program is expected to indirectly benefit dental professionals who would likely see increased demand for services. Women comprise nearly eight out of ten people working in the dental sector.

Data Sources: Statistics Canada

Better Mental Health Support for Black Federal Public Servants

The development of a mental health fund for Black federal public servants will benefit Black employees in the federal public service, who have been found to disproportionately face factors that undermine a psychologically healthy and safe workplace, in addition to discrimination and inequities outside of the workplace.

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Supporting Mental Well-being with the Wellness Together Canada Portal

Children and youth make up 46.8 per cent of Wellness Together Canada portal visitors and users, and 39 per cent of visitors to the portal are men, a population that tends not to seek help as often as women. Early user feedback surveys indicate that the portal has a higher proportional representation of respondents among ethnic and minority communities and among LGBTQ2 communities. The portal benefits people who have barriers accessing care, including those in isolated or remote areas, facing stigma, or financial difficulties and minority language communities

Data Sources: Wellness Together Canada

Piloting a Menstrual Equity Fund for Those in Need

By making menstrual products more accessible, this fund will benefit women and girls, non-binary, and trans people who menstruate. One study found that nearly a quarter of Canadian women, and a third of women under age 25, have struggled to afford menstrual products for themselves or their dependants. Additionally, 68 per cent of Canadian women and girls (83 per cent under age 25) felt their period prevented them from full participation in an activity, and 55 per cent of women and girls (70 per cent under age 25) have missed school, work, or social activities due to their period. Cost barriers to accessing menstrual supplies disproportionately affects people with lower incomes.

Data Sources: Plan International

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Long-Term Supports to End Homelessness

Addressing homelessness will directly benefit people at risk of or experiencing homelessness. Homelessness affects a diverse population, though certain groups are overrepresented. In 2018 Indigenous people represented 30 per cent of shelter users despite accounting for 5 per cent of the population. Men represented 62 per cent of shelter users. Women may be underestimated due to lack of data from domestic violence shelters, and the different ways women experience homelessness. People aged 25 to 49 made up 50 per cent of shelter users, compared to 33 per cent of population. In addition, per the 2020 Metro Vancouver Homelessness count, 36 per cent of unhoused respondents reported a physical disability and 23 per cent reported a learning disability or cognitive impairment. We also know that veterans are more likely to experience chronic homelessness than non-veterans, particularly over longer periods of time.

Data Sources: Internal administrative data, Statistics Canada, Metro Vancouver Homelessness Count

Rapidly Building New Affordable Housing

The Rapid Housing Initiative requires all units to be targeted to people and populations who are vulnerable and who are, or otherwise would be, in severe housing need. While specific data on those in severe housing need is limited, those experiencing homelessness are an important subset of this group. Homelessness affects a diverse population, with certain groups overrepresented. In 2018 Indigenous people represented 30 per cent of shelter users despite accounting for 5 per cent of the population. Men represented 62 per cent of shelter users. Women may be underestimated due to lack of data from domestic violence shelters, and the different ways women experience homelessness. People aged 25 to 49 made up 50 per cent of shelter users, compared to 33 per cent of population. In addition, per the 2020 Metro Vancouver Homelessness count, 36 per cent of unhoused respondents reported a physical disability and 23 per cent reported a learning disability or cognitive impairment. We also know that veterans are more likely to experience chronic homelessness than non-veterans, particularly over longer periods of time. Workers in the construction sector, which is dominated by men, are expected to indirectly benefit from the additional housing construction activity resulting from this measure.

Data Sources: Internal administrative data, Statistics Canada, Metro Vancouver Homelessness Count

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Improving Community Responses to Homelessness

Since this measure will conduct research at five demonstration sites, in the short term, benefits will accrue primarily to those communities. In the medium term, it is expected that this research will benefit people and families who are experiencing or at-risk of homelessness, as well as those working in the homelessness-serving sector. Homeless support sector employees are predominantly women (77 per cent). Homelessness affects a diverse population, though certain groups are overrepresented. In 2018 Indigenous people represented 30 per cent of shelter users despite accounting for 5 per cent of the population. Men represented 62 per cent of shelter users. Women may be underestimated due to lack of data from domestic violence shelters, and the different ways women experience homelessness. People aged 25 to 49 made up 50 per cent of shelter users, compared to 33 per cent of population. In addition, per the 2020 Metro Vancouver Homelessness count, 36 per cent of unhoused respondents reported a physical disability and 23 per cent reported a learning disability or cognitive impairment. We also know that veterans are more likely to experience chronic homelessness than non-veterans, particularly over longer periods of time.

Data Sources: Internal administrative data, Statistics Canada, Metro Vancouver Homelessness Count

A New Veteran Homelessness Program

This measure would directly benefit veterans experiencing or at risk of homelessness, through the provision of wrap-around services, including supports for physical and mental health, and rent supplements. Based on the available data, it is estimated that there are more than 2,500 veterans experiencing homelessness in Canada, representing 0.4 per cent of veterans. Approximately 83 per cent of veterans experiencing homelessness are men, 14 per cent are women, and 3 per cent are gender diverse. Veterans are more likely to experience chronic homelessness than non-veterans, particularly over longer periods of time. People in the homelessness support sector and/or the veteran servicing sector may benefit indirectly through additional funding or employment opportunities. Workers in the homelessness support sector are more likely to be located in large urban centres (65 per cent) and are predominately women (77 per cent). Indigenous people are more highly represented in these jobs (11 per cent) compared to their representation in the total workforce (4 per cent).

Data Sources: Internal administrative data, (emergency shetter data), Statistics Canada, Veterans Affairs Canada

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Building More Affordable and Energy Efficient Rental Units

Increasing the focus of eligibility criteria under the Rental Construction Financing Initiative will benefit all Canadians experiencing housing affordability challenges, particularly those in National Housing Strategy priority groups such as persons with disabilities, Black and racialized groups, and Indigenous peoples. There is evidence that women have a higher incidence of core housing need (9.7 per cent), compared to men (8.2 per cent), with larger gaps for certain demographics including single parents, racialized groups, and seniors.

Strengthening the energy efficiency requirements for this program will also benefit all Canadians, as projects funded by the initiative will produce fewer greenhouse gas emissions and reduce the environmental footprint of these new homes.

Data Sources: CHMC; Statistics Canada

A New Generation of Co-Operative Housing Development

Expanded co-operative housing supply will benefit all Canadians experiencing housing affordability challenges, particularly those in National Housing Strategy priority groups such as persons with disabilities, racialized groups, and Indigenous peoples. There is evidence that women have a higher incidence of core housing need (9.7 per cent), compared to men-led (8.2 per cent), with larger gaps for certain demographics including single parents, racialized groups, and seniors. This measure will increase activity in the construction industry, whose employees are mainly men (87 per cent).

Data Sources: Statistics Canada; CMHC

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Speeding Up Housing Construction and Repairs for Vulnerable Canadians

Accelerating the building and repair of affordable housing would benefit all Canadians experiencing housing affordability challenges, including National Housing Strategy priority groups such as persons with disabilities, racialized groups, and Indigenous peoples. As of December 31, 2021 approximately 75 per cent of units created through the National Housing Co-Investment Fund are non-standard, which are often used by priority groups. There is evidence that women have a higher incidence of core housing need (9.7 per cent), compared to men-led (8.2 per cent), with larger gaps for certain demographics including single-parents, racialized groups, and seniors. Men will also benefit as they represent 62 per cent of the homeless population and will be supported by the increased number of shelter units. Furthermore, this measure will increase activity in the construction industry, whose employees are mainly men (87 per cent).

Data Sources: Statistics Canada; CMHC; ESDC

Supports for Workers Experiencing Miscarriage or Stillbirth

This measure will ensure that the approximately 955,000 workers in the federally regulated private sector have access to the time they need to recover from the physical and psychological trauma resulting from pregnancy loss. Women make up 38 per cent of the federally-regulated private sector workforce and are expected to be the primary beneficiaries from this measure given the physical experience of miscarriage or stillbirth. Men will also have access to this leave, which would allow them to grieve the loss of a partner’s pregnancy or their stillborn child. Persons with disabilities may have a higher risk of miscarriage or stillbirth than those without a disability. This measure would also ensure that employees do not lose out on employment opportunities for having to take time off to recover from a miscarriage or stillbirth.

Data Sources: Employment and Social Development Canada

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Distinctions-based Mental Health and Wellness Strategies

This measure will continue to contribute to closing the gap in mental health and wellness outcomes between Indigenous and non-Indigenous Canadians. It is expected to have a gender-balanced impact, focusing on increasing access to mental wellness services for Indigenous peoples and communities. These strategies will also work to meet the unique needs of vulnerable populations including seniors and members of the LGBTQ2 community.

Data Sources: internal administrative data, Statistics Canada

Improving Health Outcomes in Indigenous Communities

This measure would support Indigenous communities to continue to respond to the pandemic, improve access to health care and have a positive impact on the health of First Nations who live in remote and isolated on-reserve communities. Resources for public health help prevent people from needing more costly urgent care. At the same time, funding for primary care nurses helps to ensure community wellness by responding to outbreaks and addressing critical health needs. Low-income people are expected to particularly benefit from this measure. It will also benefit Indigenous women, as nearly 93 per cent of Indigenous nurses are women, and they are disproportionately home and community caregivers. These investments will also benefit seniors who often have increased care needs.

Data Sources: ISC Epidemiological Summary; Statistics Canada

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Investing in Housing for Indigenous Communities

This measure will benefit First Nations, Inuit and Métis peoples by improving access to suitable, adequate and affordable housing, within Indigenous, urban, rural and northern communities. Improved housing conditions will contribute to the mental and physical health of all community members. Overcrowded housing in Indigenous communities, particularly in the North, is linked with increased risk of respiratory and other illnesses (for example, active tuberculosis rates for Inuit living in Inuit Nunangat are 300 times higher than the Canadian-born, non-Indigenous population). The Final Report of the National Inquiry into Missing and Murdered Indigenous Women and Girls also identified poverty and insecure housing/homelessness as critical risk factors that disproportionately affect Indigenous women, girls and two-spirit people. Indirect benefits resulting from construction and repair are expected to disproportionately benefit men, while women are more likely to be employed in housing management and service coordination roles. These investments will support local economies, particularly in rural and remote parts of the country.

Data Sources: Statistics Canada

First Nations Water and Community Infrastructure

Infrastructure improvements contribute to the health and well-being, quality of life, and economic prosperity of First Nations communities. Vulnerable groups, including pregnant people, seniors, persons with disabilities, and children, may disproportionately feel the health impacts of water advisories. Poor water and sanitation conditions can also disproportionately affect primary care givers, generally women, seniors, or youth.

Data Sources: Statistics Canada

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Affordable Housing in the North

This measure would support residents that experience greater rates of housing need in Yukon, the Northwest Territories, and Nunavut. Indigenous people in the North experience particularly high rates of housing need, with 44.4 per cent of households in Nunavut, 22.3 per cent in Northwest Territories, and 24.1 per cent in Yukon living in unsuitable, inadequate, or unaffordable housing conditions. Overcrowded housing and housing in poor repair is associated with serious health, mental health and social consequences. Indirect impacts likely to favour men, given their dominance in the construction trades.

Data Sources: CMHC, Statistics Canada

Supporting First Nations Children through Jordan’s Principle

Jordan’s Principle benefits First Nations girls and boys across the country, and in particular those with higher support needs such as children with disabilities. First Nations face disproportionately high rates of poverty, in addition to other systemic barriers that prevent First Nations children from accessing services and supports that are available to non-Indigenous children. This measure will help ensure substantive equality for First Nations children through the provision of health, social, and educational services that meet their unique needs. These supports also benefit First Nations families more broadly, including parents, who are more likely to be under the age of majority than non-Indigenous parents.

Data Sources: Statistics Canada, Program data

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A Federal LGBTQ2 Action Plan

LGBTQ2 Canadians continue to face health, social, and economic inequalities when compared with non-LGBTQ2 Canadians. Recognizing the diversity of LGBTQ2 communities, the Federal LGBTQ2 Action Plan will coordinate federal initiatives to remove systemic barriers on the basis of sex, sexual orientation, gender identity and expression, together with intersecting identity factors such as race, age, and economic status. While the target population is LGBTQ2 communities, the action plan will indirectly further promote equality, equity, and inclusion in Canada.

Data Sources: Statistics Canada

Supporting our Seniors

Community-based projects funded by the New Horizons for Seniors Program in 2016-17 included one or more of the following seniors populations: persons with disabilities (43 per cent), visible minorities (29 per cent), Indigenous peoples (19 per cent), and Francophones outside Quebec (11 per cent). It is expected that the proposed funding expansion will support projects with similar characteristics. Additional projects would positively affect seniors’ sense of belonging: for example, loneliness and social isolation can significantly worsen health and mental health outcomes. Measures recommended by the expert panel on an Aging at Home Benefit and then implemented could have significant effects, but that would be subject to a separate assessment based on the final recommendations of the expert panel.

Data Sources: New Horizons for Seniors Program administrative data, Centre for Disease Control and Prevention

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Supporting Special Olympics Canada

Intellectual disabilities affect Canadians across the full socio-economic spectrum, and therefore Special Olympics Canada serves a very diverse community. The initiative would benefit persons with intellectual disabilities and their families, contributing to the development of healthier athletes, helping combat negative stereotypes and discrimination, and providing opportunities for the development of community volunteers.

Data Sources: Special Olympics Canada

Addressing the Opioid Crisis

While rates of overdose were beginning to decrease in late 2019, the COVID-19 pandemic compounded the opioid crisis. Between January 2016 and September 2021, 26,690 Canadians died as a result of an opioid-related overdose, making it one of the deadliest public health crises in a generation. The Substance Use and Addictions Program will help to address the opioid overdose crisis and reach people dealing with problematic substance use by providing harm-reduction services and treatments. Those at increased risk include young and middle-aged men, Indigenous peoples and LGBTQ2 people. Men account for roughly 75 per cent of opioid-related deaths, and men aged 19 to 59, specifically, account for more than half of deaths.

Data Sources: Canadian Institute of Health Information, Statistics Canada

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Gender Equality Around the World

To strengthen commitments that advance the Gender Equality around the World Pillar under the Gender Results Framework, Budget 2022 aims to support measures promoting gender equality, including those which will improve access to sexual and reproductive health services, for vulnerable women and girls.

Combatting Misinformation and Disinformation - G7 Rapid Response Mechanism

Efforts to strengthen and protect democracy are expected to benefit all Canadians. Recognizing that malignant actors target, exploit, and sometimes co-opt marginalized and vulnerable groups in their efforts to undermine social cohesion, the programming will put added emphasis on uncovering these actors and their methods. Raising awareness of these issues among Canadians will benefit not only marginalized and vulnerable populations, but all peoples and populations across social, economic and political spectrums.

Data Sources: Internal administrative data, other external sources.

Addressing Global Health Priorities

Canada is contributing to international efforts to address global health priorities, including providing further support to address the COVID-19 pandemic and improve global health security. These measures strengthen Canada’s place in the world as a longstanding contributor in advancing the health status of marginalized groups. These measures will assist people in low-and middle-income countries, including women and girls in all their diversity. The funding will be delivered under Canada’s Feminist International Assistance Policy, which aims to ensure that development efforts reach the poorest and most marginalized and lead to better results that benefit all.

Data Sources: Internal administrative data, administrative data from international organizations including World Health Organization and UN Women.

    GBA Plus Responsive Approach

These measures contains elements to promote access to health services and products for those who may be in vulnerable situations or marginalized, including women and girls. Canada supports implementing partners that consider the needs of program recipients at all stages of programming to help identify potential barriers and better promote access to health services and products.

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Ukraine Humanitarian Assistance

This programming will help vulnerable populations affected by the war in Ukraine by addressing immediate humanitarian needs, such as food insecurity and emergency health services. In addition, it will help refugees, the majority of whom are women, children and the elderly. By working with reputable partners in the region, low income, LGBTQ2, racialized people, the elderly and persons with disabilities can be expected to receive a significant portion of this assistance.

Data Sources: International organizations such as the United Nations

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Chapter 1: Making Housing More Affordable

1.1 Building Affordable Homes

Launching a New Housing Accelerator Fund

This measure would benefit Canadians experiencing housing affordability challenges. According to Statistics Canada, 6,400,000 people lived in unaffordable housing in Canada in 2018. Disproportionate among those were racialized groups, which represent 36 per cent of those living in unaffordable housing, while representing 22 per cent of the population. Also disproportionate among those living in unaffordable housing were seniors living alone, and immigrants. We also know that persons with disabilities are more likely to experience core housing need. In 2012, 549,500 persons with disabilities (or 15.3%) were living in households in core housing need compared to 2,082,700 persons without disabilities (or 9.2%). Workers in the construction sector, which is dominated by men, are expected to indirectly benefit from the additional housing construction activity resulting from this measure.

Data Sources: Statistics Canada, CMHC

Leveraging Transit Funding to Build More Homes

This measure is expected to improve the fiscal situation of cities across Canada and to carry benefits for people living in cities, notably larger cities with significant public transit ridership. In particular, it may save municipalities from reducing capital investments, including in public transit, in order to fund transit operating shortfalls. It may therefore tend to benefit women, youth and members of equity-seeking or vulnerable communities, who are more likely to use public transit than other demographic groups. In the context of housing, this measure will benefit those experiencing housing affordability challenges, which may include racialized groups and lower income Canadians, including seniors living alone and immigrants.

Data Sources: Canadian Urban Transit Association, University of Alberta, Federation of Canadian Municipalities, Statistics Canada

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Multigenerational Home Renovation Tax Credit

This measure directly benefits families seeking to establish a multigenerational household for a senior or adult with a disability through the construction of a secondary suite. This represents a broadly gender-balanced group, as women make up 54 per cent of Canadians 65 years of age and older and 48 per cent of eligible adults with disabilities who are under age 65. Indigenous, Northern, new and racialized Canadians are more likely to live in multigenerational families; however, these groups are less likely to be homeowners.

Data Sources: Statistics Canada, tax filer data

    GBA Plus Responsive Approach

The Multigenerational Home Renovation Tax Credit will be implemented as a refundable tax credit, which would provide a tax refund in cases where an individual does not have any taxes owing. This could improve access to the measure for some low-income families.

Greener Buildings and Homes

This measure will contribute to making buildings and homes energy efficient and comfortable. This increase in building efficiency will also reduce greenhouse gas emissions and air pollutants associated with heating, cooling and powering buildings and homes, which will have both positive environmental and health impacts. These activities will indirectly benefit building operators and homeowners, who will save on energy costs. In addition, they will also indirectly benefit those employed in trades and environment and clean technology fields relevant to energy efficient retrofits and construction, which are dominated by men.

Data Sources: Statistics Canada, CanMET Energy, ECO Canada, International Energy Agency, World Health Organization

    GBA Plus Responsive Approach

The development of the Canada Green Buildings Strategy will include skills training and capacity-building support aimed at equity-seeking groups (e.g. women and other gender-diverse people, Indigenous peoples, racialized Canadians, and persons with disabilities). This will help to create more equitable opportunities in education and skills development in the energy efficiency workforce.

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Establishing a Greener Neighbourhood Pilot Program

Supporting energy efficient retrofits in affordable housing will benefit all Canadians through reduced greenhouse gas emissions. This initiative will target community housing neighbourhoods, and so will also directly benefit those living in community housing, which include many vulnerable groups such as low-income, Black and racialized communities, and low-income women and their children. Increasing the efficiency of these homes will reduce energy costs, which will benefit low-income households through reduced energy bills. This initiative will indirectly benefit businesses and those employed in trades relevant to energy efficient retrofits. This includes the engineering, architect and construction sectors involved in energy efficient retrofits. In 2018, 18 per cent of the energy efficiency workforce was women.

Data Sources: Statistics Canada, Canadian Green Buildings Council, Pembina Institute

    GBA Plus Responsive Approach

This program will focus skills training and retrofit inclusion on women, Indigenous and racialized people to bring greater employment opportunities to underrepresented Canadians in the energy efficiency sector. Where feasible, employment opportunities can be reserved for local residents of the low-income housing demonstration sites.

Greener Construction in Housing and Buildings

The improved capacity to build or retrofit homes with more innovative, low-carbon, or safer building materials and to do so more efficiently is expected to benefit all Canadians given the positive impacts for climate change adaptation and the supply of housing, with younger generations experiencing benefits down the road of increased climate action today. Low-income households can be expected to benefit, as they experience the highest relative savings from home retrofits. Indirect employment benefits are expected to the construction sector, which predominantly employs men. As recorded in the 2016 Census, of those employed in the construction sector, 87 per cent identified as men, 18 per cent identified as immigrants, and 11 per cent identified as visible minorities, including 2 per cent who identified as Black Canadians.

Data Sources: Statistics Canada; Giandomenico L., Papineau M., and Rivers N. (2020)

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Greener Affordable Housing

Supporting energy efficient retrofits in affordable housing will benefit all Canadians through reduced greenhouse gas emissions and air pollutants from heating, cooling and powering homes. It will also directly benefit low-income housing providers and those living in affordable housing, which includes many vulnerable groups such as the economically disadvantaged, Black and racialized communities, low-income women and their children, seniors and persons with disabilities through lower energy costs and more comfortable housing. According to the 2016 census, households living in affordable housing had the following characteristics: 71 per cent were households that included members with a disability, 93 per cent were women lone-parent families, 34 per cent were households that included seniors, 12 per cent identified as an Indigenous household (compared to 6 per cent Indigenous households living in non-subsidized rental housing) and 45 per cent had household incomes less than $20,000 before tax. This initiative will indirectly benefit businesses and those employed in trades relevant to energy efficient retrofits, including construction, which are dominated by men.

Data Sources: Statistics Canada

Direct Support for those in Housing Need

This measure will provide additional support to Canadians across the country facing housing affordability challenges, including those in core housing need. There is evidence that women have a somewhat higher incidence of core housing need (9.7 per cent), compared to men (8.2 per cent), with larger gaps for certain demographics including single parents, racialized groups, and seniors.

Data Sources: CMHC, Statistics Canada

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1.2 Helping Canadians Buy Their First Home

A Tax-Free First Home Savings Account

This measure is aimed at benefiting first-time homebuyers. Low-income Canadians are less likely to be first-time homebuyers than are higher income Canadians, and thus less likely to benefit. At the same time, first-time homebuyers are predominantly middle-income Canadians. First-time homebuyers are disproportionately aged 20-40. Men are more likely than women to access the full benefits of the existing Home Buyers’ Plan, suggesting that they would also be more likely to benefit from the FHSA. In addition, certain visible minority populations have below average homeownership rates, in particular Black, Arab, Indigenous peoples, Latin American, West Asian, Korean, and Filipino populations. As such, these groups could be less likely to benefit from this measure. The combination of deductible contributions and non-taxable withdrawals means that the measure provides the largest benefits to higher-income first-time home buyers, as they face higher marginal tax rates and have a greater ability to save for a down payment.

Data Sources: Statistics Canada, T1 Administrative Data

Doubling the First-Time Home Buyers’ Tax Credit

This measure is aimed at benefiting first-time homebuyers. Low-income Canadians are less likely to be first-time homebuyers than are higher income Canadians, and thus less likely to benefit. The benefits of this measure are roughly balanced across genders. First-time homebuyers are disproportionately ages 20-40. In addition, certain visible minority populations have below average homeownership rates, in particular, Black, Arab, Indigenous peoples, Latin American, West Asian, Korean, and Filipino populations. The security associated with home ownership can increase stability and help homeowners feel a part of community life.

Data Sources: T1 Administrative Data, Statistics Canada, US Dept of Housing and Urban Development

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An Extended and More Flexible First-Time Home Buyer Incentive

Extending the First-Time Home Buyer Incentive through March 2025 will continue to benefit middle-income Canadians facing housing affordability gaps. Millennials are expected to remain the main beneficiaries of the extension, as they represent about 85 per cent of program participants to date. The benefits of this measure are roughly balanced across genders. Low-income Canadians are less likely to be first-time home buyers than higher-income Canadians, and thus less likely to benefit. In addition, certain visible minority populations have below average homeownership rates.

Data Sources: CMHC, Statistics Canada

Supporting Rent-to-Own Projects

This programming aims to benefit people that rent and face obstacles to home ownership, such as saving for a down payment or improving their credit profile for mortgage qualification. Expected beneficiaries include young adults and new Canadians, such as first-time home buyers and those living in larger urban centres where housing affordability challenges are more pronounced. Expected beneficiaries are middle-income, with sufficient financial means to transition to home ownership through future mortgage qualification. As programming is also intended to support the construction or renewal of housing units for rent-to-own purposes, other expected beneficiaries include builders, developers, and tradespeople. From an environmental standpoint, projects must meet higher energy efficiency and emissions reduction thresholds than required by building codes.

Data Sources: Statistics Canada, CMHC

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1.4 Curbing Foreign Investment and Speculation

A Ban on Foreign Investment in Canadian Housing

The intention of this ban is to help stabilize residential real estate prices in Canada in order to make housing more affordable for middle-income Canadians. While the ban will be national in scope, it is expected to principally impact larger urban areas where there has been more foreign buyer activity. Exemptions will be provided for groups such as refugees, and certain international students and foreign workers, to ensure they are not adversely affected and continue to have access to the Canadian housing market.

Data Sources: CMHC, Statistics Canada, BC Data Catalogue

Making Property Flippers Pay Their Fair Share

This measure is aimed at reducing speculative demand in the housing market, which could benefit homebuyers, in particular first-time homebuyers who are just entering the market. Low-income people are less likely to be first-time homebuyers than are higher-income people, and thus less likely to benefit. First-time homebuyers are disproportionally aged 20-40. In addition, certain visible minority populations have below average homeownership rates, in particular Black, Arab, Indigenous peoples, Latin American, West Asian, Korean, and Filipino populations. As such, these groups may be less likely to benefit from this measure. The new rule would directly affect people that are flipping properties. These people have higher incomes compared to the distribution of all tax filers, they are regionally concentrated in Ontario and BC and they are concentrated in the 25-49 age bracket.

Data Sources: Statistics Canada, Tax Data

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Taxing Assignment Sales

This measure is a tax integrity measure aimed at protecting the tax base and therefore benefits all Canadians. The measure would negatively impact certain people making assignment sales by reducing their after-tax profit on their assignment sales. People making assignment sales typically have higher incomes compared to the distribution of all tax filers and are also regionally concentrated in Canada’s larger urban centres.

Data Sources: Canada Revenue Agency, Internal Administrative Data

Assisting Homeowners Affected by Pyrrhotite

This initiative will benefit homeowners in Quebec whose homes were built in the 1990s and 2000s with foundations containing pyrrhotite-contaminated concrete. Many of these homes had serious and costly structural problems, resulting in a significant disruption to their lives.

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Chapter 2: A Strong, Growing, and Resilient Economy

2.1. Leading Economic Growth and Innovation

Launching a World-Leading Canada Growth Fund

The Canada Growth Fund is expected to benefit all Canadians by increasing the pace and scale of investment into decarbonization and clean technology projects. By increasing investment in this area, the fund is expected to have a positive impact on job growth, leading to benefits for workers especially in the construction and operation and maintenance sectors as well as for engineers, architects, electricians, etc. Additionally, as reductions to greenhouse gas emissions will be realized over the longer term, this measure is anticipated to benefit younger Canadians.

Data Sources: Environment Canada, Statistics Canada

Creating a Canadian Innovation and Investment Agency

Support delivered by the Innovation and Investment Agency will target incorporated, for-profit operated, Canadian businesses operating in all sectors of the Canadian economy. In 2017, 64 per cent of Small-and Medium Enterprises (SME) were majority-owned by men. Additionally, it is expected that this measure will create an increase in employment demand for highly educated people, particularly those with expertise in STEM fields. Although women represent 78 per cent of post-secondary sciences graduates in the field of biological science, men represent the majority of post-secondary graduates in the fields of mathematics (57 per cent), physical and chemical sciences (68 per cent), engineering (81 per cent), and computer science (84 per cent). Given the demographic composition of SME ownership in Canada, as well as the demographic composition of people with degrees in fields of STEM, funding delivered through the Agency is expected to disproportionately benefit White men. In the medium to longer term, the Agency is expected to benefit all Canadians by supporting clean economic growth and improving living standards.

Data Sources: Department of ISED (Key Business Statistics 2020), Statistics Canada

    GBA Plus Responsive Approach

The Government of Canada has launched a number of initiatives aimed at increasing the participation of under-represented groups in the fields of STEM, for example CanCode and Chairs for Women in Science and Engineering. It is also anticipated that equity, diversity and inclusion objectives will factor into the innovation agency’s operations and programming.

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Cutting Taxes for Canada’s Growing Small Businesses

This measure benefits small and medium-sized businesses by lowering their tax burden and allowing more income to be reinvested in the business, supporting growth and creating jobs. Men and high-income people are more likely to directly benefit since they are more likely to be owners of medium-sized businesses and generally receive higher amounts of investment income. The measure may also indirectly benefit workers by increasing their wages through higher demand for labour.

Data Sources: Tax data, Statistics Canada

2.2 Supporting Economic Growth and Stable Supply Chains

Canada’s Critical Minerals Strategy

This strategy is expected to directly benefit scientists and researchers who develop critical mineral refining and processing technology and those working in geoscience, which is predominantly men. It is also expected to benefit businesses operating in the mining sector and related services/ infrastructure, as well as clean technologies. Workers in the mining sector are also expected to indirectly benefit. The mining workforce in Canada is also predominantly men. The mining sector is the second-largest private employer of Indigenous peoples in Canada, who represent close to 7 per cent of the mining workforce in Canada. While critical minerals are necessary for Canada’s transition to net-zero, there are nevertheless negative environmental effects associated with mining them.

Data Sources: Statistics Canada, Geological Survey of Canada

    GBA Plus Responsive Approach

As the industries expected to benefit from the Strategy continue to predominantly employ men, it is clear that women face barriers to entry. To begin to address this, programs like the Strategic Innovation Fund (SIF) also consider the public benefits that may accrue from supported projects. In the case of the SIF this can include the degree to which a project proposal includes gender sensitive initiatives, has considered Indigenous impacts and opportunities, and has inclusive plans to encourage diversity in the work place.

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Critical Mineral Exploration Tax Credit

The measure directly benefits investors in companies carrying out eligible mineral exploration activities, who tend to be higher income and men. Businesses engaged in exploration of the specified critical minerals eligible for the credit would benefit from easier access to financing. Employees in Canada’s mining sector are mainly men (86 per cent). Mineral exploration activity can be a source of employment and economic development for some communities, including Northern and Indigenous communities. Greater supply of critical minerals would benefit manufacturers of clean technologies. Greater production of clean technologies could support reductions in greenhouse gas emission and air pollutants, to the benefit of all Canadians. While critical minerals are necessary for Canada’s transition to net-zero, there are nevertheless negative environmental effects associated with mining them.

Data Sources: Statistics Canada

Better Supply Chain Infrastructure

These measures will benefit all Canadians by improving the transportation infrastructure needed to deliver goods to Canada’s communities. These improvements will also reduce shipping costs for businesses, which in turn will help lower prices for Canadians. They will also help make supply chain infrastructure more resilient to climate impacts, such as flooding. These measures will indirectly benefit certain industries, such as construction trades and transportation, which tend to predominantly employ men.

Data Sources: Statistics Canada, Industry Reports

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Moving on Canada’s Infrastructure Investments

This measure will benefit all Canadians through the construction and maintenance of public infrastructure across Canada, including public transit, clean electricity, water and wastewater projects, or cultural and recreational centres. Public transit is more likely to be used by women, youth and members of marginalized or vulnerable communities. This initiative will indirectly benefit certain industries, such as construction trades and engineering, which tend to predominantly employ men. As recorded in the 2016 Census, those employed by the construction sector identified as men (87 per cent), immigrants (18 per cent) and visible minorities (11 per cent), including Black Canadians (2 per cent).

Data Sources: Statistics Canada

Strengthening Canada’s Semiconductor Industry

This initiative will directly benefit the semiconductor industry within the information and communications technology (ICT) sector. It may also benefit firms and workers in the major urban centres of Ontario and Quebec, where much of the semiconductor ecosystem is located. Given the composition of the ICT sector, this initiative is expected to disproportionately benefit men, who in 2020 held over 70 per cent of jobs in the sector, as well as higher-income people.

Data Sources: Statistics Canada

    GBA Plus Responsive Approach

In addition to a project’s economic and innovation value, programs like the Strategic Innovation Fund also consider public benefits that may accrue. This can include the degree to which a project proposal includes gender sensitive initiatives, has considered Indigenous impacts and opportunities, and has inclusive plans to encourage diversity in the work place.

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Growing Canada’s Health-Focused Small and Medium-Sized Businesses

This measure will contribute to the growth of small and medium sized life science and health technology companies and the adoption of new technologies by health care providers. This will help drive benefits for all Canadians through improved health care services and employment opportunities. In particular, the expansion of the CAN Health Network will include new efforts to work with Indigenous peoples, women, and racialized Canadians to ensure benefits accrue across populations. Employment benefits are expected across these sectors, including to men who are approximately three times as likely to be employed in science, technology, engineering, and mathematics (STEM) fields as women, who hold 23 per cent of STEM positions requiring a university education. This trend extends to senior management levels, with women only holding 22 per cent of board seats in life science companies. Indigenous people are also expected to benefit less from employment generated by this measure due to underrepresentation in the STEM sector, making up less than 2 per cent of STEM employees, despite representing 4 per cent of the population. This measure is expected to somewhat benefit higher-income people, due to employees in STEM sectors having a $19,500 higher median employment income than the general population.

Data Sources: Statistics Canada, Public Health Agency of Canada, Canadian Medical Association

    GBA Plus Responsive Approach

The CAN Health Network will seek to broaden the direct benefits of this measure through mentoring services and information about government programs to help companies hire workers from underrepresented groups. The network also plans to expand to Indigenous health authorities and companies.

Making Canada’s Economy More Competitive

More robust competition law enforcement would directly benefit all Canadians by helping the economy work more efficiently and providing consumers with competitive prices, product choices and information to make informed decisions. Competition policy can also be a driver of inclusive growth. According to OECD research, low levels of competition can increase the wealth of the richest segments of the population while reducing the income of the poorest.

Data Sources: OECD, World Bank

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Supporting Canada’s Innovation Clusters

The clusters support projects in a variety of sectors, but workers in the oceans, manufacturing, and proteins industries or sectors that use digital technologies or artificial intelligence are expected to be the primary beneficiaries. While it is expected that workers in STEM fields will be among the beneficiaries, where men account for around 66 per cent of bachelor degree holders, this program is expected to benefit both men and women. The impacts will vary depending on the projects supported given the unique demographic characteristics of the sectors they operate in. As the program supports innovative and often technology intensive projects, it is expected that many of the beneficiaries will be highly-educated people with middle- to high incomes.

Data Sources: Internal program data

    GBA Plus Responsive Approach

Each of the clusters are undertaking ecosystem building activities that support economic inclusion of underrepresented groups. These activities can include supporting projects that are led by women entrepreneurs or that create work-integrated learning opportunities for Indigenous people.

Renewing the Canadian Agricultural Partnership

The Agriculture Policy Framework is a suite of programs that provide a range of benefits to farm and agri-food operations, including through insurance and income protection programs. These programs benefit men more than women, given the demographic composition of the primary agricultural sector. Sixty percent of all farms have men-only operators, seven per cent having women-only operators, and 33 per cent being operated by both. The farm population also had a median household income 18 per cent higher than the total population in 2019. The median age of the farm population was 55 years in the 2016 Census of Agriculture, compared with 41 years for Canada as a whole. These programs indirectly benefit all Canadians as it helps the sector recover after disasters, prepare for risks and innovate to improve yields and fix food supply chain bottlenecks, which all support continued availability of affordable food in Canada and abroad.

Data Sources: Statistics Canada

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2.3 Investing in Intellectual Property and Research

Building a World-Class Intellectual Property Regime

These measures directly benefit Canadian small and medium-sized enterprises (SMEs) who own or have the potential to own intellectual property. These businesses tend to operate in sectors with strong representation from the science, technology, engineering and math (STEM) fields. Highly-educated men tend to be overrepresented within these groups and could see greater benefits from the measures. Women make up only 34 per cent of STEM bachelor degree holders. While the number of women inventors named on patent applications originating in Canada is growing, men still account for the vast majority.

Data Sources: Statistics Canada, Canadian Intellectual Property Office

Securing Canada’s Research from Foreign Threats

This program directly benefits students and researchers at Canadian post-secondary institutions who undertake research in security-sensitive sectors. These areas of research tend to be in the science, technology, engineering, and math (STEM) domains, where men comprise 62 per cent of researchers. In 2016, people identifying as a member of a visible minority group accounted for 33 per cent of the STEM workforce, compared to 21 per cent of the broader labour force.

Data Sources: Statistics Canada

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Hiring More Leading Researchers

An increased number of Canada Excellence Research Chairs is expected to directly benefit the faculty awarded these funded positions at Canadian post-secondary institutions. In the most recent competition, over 50 per cent of chair holders were women, and over 20 per cent self-identified as a visible minority, in line with the Canadian population overall. Student and other faculty researchers can also expect to indirectly benefit due to exposure and the chance to work with these world-class researchers. About half of team members self-identify as belonging to one or more of four designated groups (women, visible minorities, persons with disabilities, or Indigenous peoples). In 2021, the program strengthened its equity, diversity and inclusion (EDI) requirements by ensuring EDI is incorporated in the research design, teams and recruitment processes.

Data Sources: Statistics Canada, SSHRC/NSERC Evaluation Division

Expanding Canada’s Presence in Space

The implementing legislation is not expected to have significant differential impacts. However, the Lunar Gateway Agreement facilitates Canada’s participation in the overall Gateway program, which is expected to directly benefit the space sector. Approximately 61 per cent of personnel in the Canadian space sector are highly qualified in a science, technology, engineering and mathematics (STEM) position, meaning they hold at least a bachelor’s degree. Only 28 per cent of people in the space sector identify as women and the average annual salary in this sector is estimated at $74,000. Therefore, highly-educated and higher-income men are more likely to benefit.

Data Sources: Statistics Canada, the Canadian Space Agency, Employment and Social Development Canada, Innovation, Science and Economic Development Canada, Natural Sciences and Engineering Research Council of Canada

    GBA Plus Responsive Approach

Responsive measures are being put in place in the context of Canada’s broader participation in the Lunar Gateway and broader space program, such as the use of a Gender and Diversity Plan, in contract submissions and the exploration of partnerships that will improve equity and diversity outcomes.

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Funding the Canadian High Arctic Research Station

The research generated through the Canadian High Arctic Research Station (CHARS) will address key knowledge gaps in Polar Regions, including: the accelerating impacts of climate change and environmental degradation; the connections between northern community wellness and environmental health and advancing energy, technology and infrastructure solutions for the unique environment, social and cultural conditions in the North. The construction and ongoing operation of CHARS specifically benefits Inuit communities in Nunavut through the Inuit Benefits Plan, the objective of which is to increase participation by Inuit firms in business opportunities in Nunavut. Continued outreach and youth engagement regarding science-based activities at the CHARS campus will also support increased capacity for youth in Northern Canada to pursue careers in Science, Technology, Engineering and Mathematics.

Data Sources: Statistics Canada, Polar Knowledge Canada, OECD, Government of Nunavut

    GBA Plus Responsive Approach

The facilities at the Canadian High Arctic Research Station campus are physically accessible for all. Translation of communications products has been undertaken in both federal languages as well as northern Indigenous languages, including Inuktitut and Innuinagtun, in Nunavut as outlined in the Nunavut Official Languages Act.

2.4 Driving Investment and Growth for Our Small Businesses

Reducing Credit Card Transaction Fees

A rapid and significant increase in credit card use during the pandemic has exacerbated the cost of payment card acceptance for small businesses, who generally pay higher rates. As the government continues to consult stakeholders on solutions to lower the cost of fees for merchants, this work is expected to benefit merchants, notably small businesses. Men are more likely to directly benefit since they are more likely to be owners of small- and medium-sized businesses.

Data Sources: Statistics Canada, Bank of Canada, Payment Canada

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Employee Ownership Trusts

Workers in small and medium-sized enterprises would benefit from increased opportunities to become employee-owners as a result of this measure. This measure would also benefit retirement-age owners, by providing another option for business succession. These beneficiaries are more likely to be men, over 60 per cent, and nearly 34 per cent would be expected to be age 60 or older. Retiring owners are also much more likely to be higher-income people.

Data Sources: T1 Administrative Data

Strengthening Canada’s Trade Remedy and Revenue Systems

Better protection against unfairly traded imports can support employment and firm growth across all economic sectors, but certain measures may especially benefit sectors where employees are predominantly men. For instance, in the steel sector, which accounts for the majority of trade remedy cases, 90 per cent of employees are men according to the 2016 Census. Measures to improve import revenue collection are administrative in nature and affect all imports broadly. By ensuring that Canada’s trade remedy and revenue systems are accessible and continue working efficiently, the measures also contribute to confidence of Canadians and other countries in those systems.

Data Sources: Canada Border Services Agency, Statistics Canada

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2.5 Supporting Recovery and Growth in Affected Sectors

The Next Steps Towards High Frequency Rail

Funding to support planning and design of the potential high frequency rail project is not expected to have significant gender or demographic impacts. Indigenous communities and other underrepresented groups are being engaged as part of this step. Work on planning and design will support a final investment decision to potentially build the high frequency rail project, which could result in direct benefits to travelers in the Toronto to Quebec City corridor in the form of faster and more reliable rail service. It could also benefit all Canadians by reducing greenhouse gas emissions, as more people choose to travel by rail.

Data Sources: Statistics Canada

Investing in VIA Rail Stations and Maintenance Centres

This measure will directly benefit people who travel by passenger rail in the Windsor to Quebec City corridor by providing a safer and more enjoyable travel experience. Groups overrepresented among VIA Rail passengers include university students and middle-income households. Persons with disabilities will also benefit from station accessibility improvements. Construction and maintenance projects will indirectly benefit certain industries, such as construction trades and engineering, which tend to predominantly employ men. As recorded in the 2016 Census, those employed by the construction sector identified as men (87 per cent), immigrants (18 per cent) and visible minorities (11 per cent), including Black Canadians (2 per cent).

Data Sources: Statistics Canada

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Supporting the Prince Edward Island Potato Industry

The detection of potato wart in Prince Edward Island (PEI) has disrupted sales to the United States, affecting potato farms and the entire PEI potato supply chain. These initiatives directly and predominantly benefit PEI potato farmers. 81.8 per cent of producers are men and 55.1 per cent are over the age of 55. Average net income for PEI potato producers reached $456,000 per farm in 2020, considerably higher than the average across all farms of $91,500. Among indirect beneficiaries from the program are employees in the PEI potato sector, who are predominantly older men, with lower education and more likely to be an immigrant compared to employees in other sectors, including Temporary Foreign Workers.

Data Sources: Statistics Canada

Full and Fair Compensation for Supply Managed Sectors

Compensation payments will directly and primarily benefit white men, and somewhat high-income dairy farm operators given the demographic composition and the pricing policies of the supply-managed agricultural sectors. For dairy and poultry farms, 55 per cent and 50 per cent respectively, are men-only operated, and 2 per cent and 10 per cent respectively are women-only operated. In 2020, average net income for dairy producers of $176,000, and poultry/egg producers of $193,500, far exceeded the $91,500 for all farms. Funding for processors will primarily benefit the owners of the recipient firms, which will skew benefits toward higher net-worth individuals.

Data Sources: Statistics Canada

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Support for Canada’s Tourism Sector

Canada’s tourism sector is diverse and inclusive, employing Canadians in urban, rural, and remote communities across the country. This measure is targeted to supporting the Indigenous tourism sector, which is expected to benefit Indigenous and rural communities. A third of Indigenous tourism businesses are women-owned. Efforts to grow the tourism sector are also expected to have a positive impact on women, youth, racialized people, Indigenous peoples, and newcomers—groups that are all proportionally more represented in the tourism sector labour market and business ownership than in the rest of the economy. For example, approximately half of businesses in the tourism sector are at least 50 per cent owned by women, versus 37 per cent of businesses in the broader economy.

Data Sources: Statistics Canada, Indigenous Tourism Association of Canada

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Chapter 3: Climate and Energy Security

3.1. Reducing Emissions to Fight Climate Change

Making the Switch to Zero-Emission Vehicles More Affordable

The Incentives for Zero-Emission Vehicles (ZEV) Program is available to all driving-age Canadians; benefits will initially accrue to early adopters of ZEV, who are more likely to be men, middle-aged, well-educated, high-income earners, and live in urban areas. Over time, the demographics of ZEV purchasers will more closely resemble those of the general driving-age population, as prices approach parity with traditional vehicles. In the long term, increased ZEV uptake will have significant benefits for all Canadians by reducing greenhouse gas emissions and improving air quality, especially in urban areas and along motor vehicle corridors, as light-duty passenger vehicles represent 13 per cent of national emissions. Impacts could also accrue to workers in the Canadian auto industry as well as in companies along the supply chain, as the industry pivots to supplying critical inputs and manufacturing ZEV.

Data Sources: Statistics Canada, Transport Canada, Simon Fraser University, and McMaster University

Building a National Network of Electric Vehicle Charging Stations

This measure will benefit all Canadians in the long term by reducing greenhouse gas emissions and air pollution. It will also indirectly enable greater diversity among ZEV purchasers, allowing it to more closely resemble the general driving-age population. This measure will also accrue specific benefits to workers in the industries involved in installing Zero-Emissions Vehicles (ZEV) charging and refueling infrastructure, including construction workers, electricians, equipment operators, and tradespersons, who are predominantly men. Women made up only 4.8 per cent of Canada’s industrial, electrical, and construction trades labour force in 2021.

Data Sources: Statistics Canada

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Helping Businesses Switch to Medium- and Heavy-Duty Zero-Emission Vehicles

These measures will directly benefit purchasers and operators of medium- and heavy-duty zero-emission vehicles in the trucking and warehousing industries, as well as workers and firms in industries involved in retrofitting trucks, which are dominated by men. Longer-term benefits will accrue to all Canadians through reduced greenhouse gas emissions and air pollution, as medium-and heavy-duty vehicles contribute a large and growing share of the transportation sector’s emissions. The measures may indirectly benefit Canadian manufacturers of these vehicles by increasing demand.

Data Sources: Health Canada, Canadian Trucking Alliance, International Council for Clean Transportation

Sustainable Agriculture to Fight Climate Change

The programs included in this initiative benefit men more than women, given the composition of the agricultural sector. Sixty percent of all farms have men-only operators, seven per cent have women-only operators, and 33 per cent are operated by both. Farm operators also tend to be older than the general population. The farm population had a median household income 18 per cent higher than the total population in 2019. The direct beneficiaries of science funding will be researchers affiliated with post-secondary institutions across Canada, which is a more gender-balanced population. In 2019, 48 per cent of university professors, instructors and researchers were women and 51 per cent were men.. Long-term, indirect benefits from mitigating the effects of climate change will benefit all Canadians, especially youth.

Data Sources: Statistics Canada

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Expanding the Nature Smart Climate Solutions Fund

This measure is expected to have broad benefits for all Canadians through reductions in greenhouse gas emissions, and by increasing the availability of restored natural spaces, which can have positive physical and mental health benefits, such as cleaner air. Given the long-term effects of climate change, this will primarily benefit youth. Certain groups (Indigenous peoples, women, children) who are more vulnerable to the impacts of climate change will also benefit, along with workers in the sectors directly implicated in the implementation of this initiative, including in ecosystem restoration.

Returning Fuel Charge Proceeds to Small and Medium- Sized Enterprises

Measures to fight climate change benefit all Canadians. Carbon pricing is widely recognized as the most efficient means to reduce greenhouse gas emissions while also driving innovation and energy efficiency to reduce emissions. Canada’s approach to carbon pricing will continue to unlock critical emissions reductions today and on the road to net-zero emissions by 2050. Small and medium-sized enterprises (SME) programming is expected to benefit men more than women, as 64 per cent of SMEs were owned by men in 2017. The program is also expected to benefit older SME owners, as 59 per cent were 50 years or older in 2017. The programming will benefit SMEs in Alberta, Saskatchewan, Manitoba, and Ontario, as this programming operates in jurisdictions under the federal carbon pricing backstop.

Data Sources: Statistics Canada

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Expanding the Low Carbon Economy Fund

The measure will benefit a wide range of groups in the short-term, including businesses, organizations, and Indigenous communities. It will benefit all Canadians over the long-term by reducing greenhouse gas emissions and mitigating the effect of climate change. Given the long-term effects of climate change, young people will primarily benefit. This measure will also indirectly create job opportunities for workers in related fields, such as construction and clean technology, which are dominated by men.

Data Sources: Statistics Canada

Supporting Clean Energy in the Yukon

Yukon residents will benefit from greater access to clean energy and the reduction in air pollution from diesel-generated electricity. All Canadians will benefit from the reduction in greenhouse gas emissions. Taku River Tlingit First Nation plans to reinvest the revenues from the project back into its community, with an emphasis on youth engagement in training programs. The most immediate benefit will be through the construction jobs that the project is expected to generate, which will accrue to men, as women comprised only 13 per cent of Canada’s construction labour force in 2020. Indigenous peoples will be actively recruited for employment in the project.

Data Sources: Statistics Canada

    GBA Plus Responsive Approach

The project proponent, Tlingit Homeland Energy, will implement an equity, diversity, and inclusion plan throughout construction and operation of the project. It will promote the hiring and retention of Indigenous peoples, women, youth, and racialized employees.

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Support for Business Investment in Air-Source Heat Pumps

This tax incentive will directly benefit businesses that either invest in or manufacture air-source heat pumps, which may indirectly benefit the shareholders and workers of these businesses. While there is no information on the owners of affected businesses, based on the distribution of dividend and interest income earners, shareholders of Canadian businesses are disproportionately men and high income. Workers in the heating, ventilation, and air conditioning manufacturing as well as real estate property management sectors are also disproportionately men and have proportionately greater representation of immigrants and people between 25 and 64 years old. Canadians will benefit from a reduction in greenhouse gas emissions.

Data Sources: Statistics Canada

Building Capacity to Support Green Procurement

All Canadians are expected to directly benefit from improved guidance and tools that integrate environmental stewardship and sustainability principles into government procurement. Future generations are expected to benefit more as long-term environmental benefits are realized. Leveraging government purchasing power is expected to foster innovation in clean technology and waste management which are sectors that tend to employ more men than women.

Data Sources: Statistics Canada

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Industrial Energy Management

Helping industries to adopt clean technology and increase the energy efficiency of their buildings will directly benefit those employed in trades related to industrial energy management and the heavy industrial sectors that will be the primary benefactor of these activities, both of which are dominated by men. Benefits will be concentrated in regions where heavy industries are predominantly located (such as Ontario, Québec, B.C and Alberta). These activities will indirectly benefit all Canadians by reducing greenhouse gas emissions and air pollutants from heavy industry facilities. This will have positive environmental and health impacts.

Data Sources: Statistics Canada, Natural Resources Canada, UNEP

    GBA Plus Responsive Approach

These activities will aim to facilitate equity, diversity and inclusion in the workforce through funding decisions that encourage industry to attract and engage women, Indigenous peoples and other designated employment equity groups. This program will include training to encourage skills development for women, Indigenous peoples and other designated employment equity groups, which will increase the supply of diverse and qualified energy practitioners in Canada.

3.2. Building a Clean, Resilient Energy Sector

Investment Tax Credit for Carbon Capture, Utilization, and Storage

Net reductions in greenhouse gas emissions resulting from this measure would benefit all Canadians, in particular youth and future generations, by reducing the negative impacts associated with climate change. This measure is expected to directly benefit businesses in the utilities, manufacturing, processing, engineering, oil and gas and construction sectors—particularly those located in Western Canada. Shareholders and employees of businesses that invest in Carbon Capture, Utilization, and Storage (CCUS) may indirectly benefit. Generally, these groups are disproportionately men and high-income earners. Increased economic activity from the measure would have a positive impact on firm growth and GDP per capita.

Data Sources: Tax Data

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Clean Electricity

Investments to enable the decarbonization of electricity generation and transmission, in support of Canada’s goal of a net-zero emissions electricity grid by 2035, will increase employment opportunities, either directly or indirectly, for workers in sectors relevant to energy, who are predominantly men. These investments could help spur innovation and economic opportunities as the global community transitions to a low carbon economy. Impacts will be largest in regions that have a higher reliance on high-emitting industries. These investments will indirectly benefit all Canadians, by reducing greenhouse gas emissions and air pollutants from electricity generation.

Data Sources: Statistics Canada

    GBA Plus Responsive Approach

By design, the Regional Energy Tables and Pan-Canadian Grid Council will seek diverse and inclusive membership, and engagements through the course of its work, thereby reducing any potential negative impacts on workers and communities. The Regional Energy Tables and Pan-Canadian Grid Council will enable the transition to net-zero electricity, which will create significant economic opportunities, in the form of new industries, markets, supply chains and jobs, and enable communities to capitalize on those aforementioned economic opportunities.

Small Modular Reactors

Supporting the deployment of small modular reactors and enhancement of safety policies will benefit all Canadians through reduced greenhouse gas emissions in electricity grids and facilitating the transition away from higher-emission power sources in remote communities and industrial activities, including mining. Over the near-term, workers in the science, technology, engineering and mathematics (STEM) sectors, which are traditionally dominated by men, will benefit.

Data Sources: Statistics Canada

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Phasing Out Flow-Through Shares for Oil, Gas and Coal Activities

Environmental benefits from a decreased reliance on fossil fuels will accrue to all Canadians. Broader communities, including northern and Indigenous communities, could indirectly be affected by this phase out to the extent that it results in less funding being raised and, as a result, less development occurring in support of job creation in those communities.

Data Sources: Statistics Canada

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3.3 Protecting Our Lands, Lakes, and Oceans

Renewing and Expanding the Oceans Protection Plan

Although this measure will benefit all Canadians, Indigenous and coastal communities will benefit proportionately more from increasing marine safety and protecting marine ecosystems given their proximity to oceans and waterways. Indigenous peoples will also benefit through direct engagement, training and employment opportunities under Oceans Protection Plan initiatives. The measure will also directly benefit workers in the transportation and marine industries, who are primarily men. Over the long term, by enabling the safe and responsible use of Canada’s coasts and waterways and protecting marine ecosystems, this measure will increase confidence in Canada’s marine safety system, and enable economic growth.

Data Sources: Statistics Canada

    GBA Plus Responsive Approach

Recognizing that Oceans Protection Plan partners, including Indigenous peoples, are often in remote areas, they may experience barriers to participation (e.g., not having a reliable internet connection). The Oceans Protection Plan will continue to take steps to reduce barriers to participation, such as through regional engagement sessions to reach a greater number of communities.

Protecting Our Freshwater

These actions will protect the quality of freshwater and the health of aquatic and coastal ecosystems. This includes addressing threats to the environment and the health of Canadians such as toxic algal blooms, invasive species and the impacts of climate change. People who live around the water bodies targeted by the renewed plan will largely benefit from the preservation and restoration of their freshwater, including young people and future generations, as well as workers in industries such as tourism that are dependent on water quality.

Data Sources: Statistics Canada, Ontario Federation of Agriculture, Canadian Council of Professional Fish Harvesters, City of Toronto Neighbourhood Profile

    GBA Plus Responsive Approach

To ensure Indigenous peoples are included in decisions concerning their environment, they will be involved in all steps of the Freshwater Action Plan, and the Canada Water Agency. The negative impacts that water protection measures might have on some sectors (e.g. mining, agriculture) will also be mitigated by the efforts of the programs to develop and implement the best management practices in these sectors.

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Taking More Action to Eliminate Plastic Waste

Investments in addressing plastic waste in Canada will directly benefit all Canadians—particularly young people—and the environment. The development and implementation of proposed regulations to increase plastic circularity could increase demand for recycled plastics for manufacturing, potentially spurring innovation and investment. In addition, some initiatives seek to target specific regions (e.g. northern and remote areas, which are predominately populated by Indigenous peoples) and aquatic areas (e.g. coastal communities), which will directly benefit people in those regions. In particular, the Ghost Gear Fund may benefit coastal communities through improved outcomes for more sustainable fisheries, and cleaner coastlines and waterways for recreational and tourism activities. Innovation and science measures will benefit the science, technology, engineering, and mathematics (STEM) sectors that are traditionally dominated by men.

Data Sources: Statistics Canada; Economic Study of the Canadian Plastic Industry, Market and Waste;

Fighting and Managing Wildfires

Supporting actions to increase wildfire preparedness and response will reduce the risks for Canadians who face wildfire disasters, in particular Indigenous peoples, rural and remote communities, people with low income, and people with disabilities and health issues. Men would benefit most from the employment opportunities, while Indigenous peoples would benefit substantially from wildfire resilience efforts since approximately 80 per cent of Indigenous communities are located in or near forests. Further, as wildfires are increasingly impacting major population centres, all Canadians will benefit from the initiative’s expected positive impacts, including on air quality.

Data Sources: Statistics Canada

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Growing Canada’s Trail Network

Investments in the Trans-Canada Trail and around Rouge National Urban Park will help to support jobs across Canada, improve access to nature for Canadians, provide greater access to outdoor settings and activities for persons with disabilities, and help strengthen a sense of national identity and belonging in Canada by supporting active transportation connections to all provinces and territories and thousands of communities.

Data Sources: Statistics Canada, Conference Board of Canada, Trans-Canada Trail

British Columbia Old Growth Nature Fund

This measure will benefit Indigenous communities by enabling them to have a greater influence over the natural resources in their traditional territories. Over the long term, it will provide climate resilience benefits to British Columbians. As well, old growth forests are among the largest and most efficient natural carbon sinks in the world, and protecting them will help Canada combat climate change. This will benefit all Canadians, particularly groups that are more vulnerable to climate change impacts, including those with lower income, women, and Indigenous peoples. Canadians will also benefit from increased access to recreation in protected forests, which will provide economic development opportunities for local communities through tourism.

Data Sources: Statistics Canada

    GBA Plus Responsive Approach

Workers and local communities will be engaged in planning to support socioeconomic transition from timber harvesting to protection. To ensure equal opportunities for participation, including for those with childcare responsibilities outside of work hours, engagement efforts will occur in person and online and at a variety of times. This process will help inform best practices for future initiatives seeking to address similar transitions for natural resource dependent communities.

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3.4 Building Canada’s Net-Zero Economy

Increasing the Impact of the Canada Infrastructure Bank

This measure is expected to benefit all Canadians by supporting climate change mitigation projects that reduce greenhouse gas emissions. Groups that are particularly vulnerable to climate change impacts due to their location or characteristics may benefit more than other Canadians. These include remote, Northern and Indigenous communities, as well as low-income and underserved communities, women, and seniors. Workers and businesses in the clean fuels, oil and gas, heavy industry, electricity, construction, and engineering sectors will indirectly benefit from new projects supported by the Canada Infrastructure Bank. Men occupy the majority of jobs in these sectors.

Data Sources: Statistics Canada

Net-Zero Capital Allocation Strategy

It is expected that the strategies developed through this initiative will contribute to reductions in greenhouse gas emissions, benefitting all Canadians, particularly youth and future generations, by contributing to cleaner air and reduced impacts of a changing climate on the environment and health. The strategies developed are also expected to benefit all Canadians by supporting financial stability and job creation in an orderly transition to the net zero economy. Specific groups that are more vulnerable to the impacts of climate change will benefit including northern and coastal communities, Indigenous communities, low-income households, people with disabilities, people with existing health conditions, women, children, and the elderly.

Data Sources: Statistics Canada

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Climate Disclosures for Federally Regulated Institutions

Climate-related financial disclosures will benefit all Canadians by providing a greater understanding of the financial implications associated with climate change, empowering markets to channel investment towards sustainable and resilient solutions, opportunities, and business models across the economy. Specific groups that are more vulnerable to the impacts of climate change will benefit, including northern and coastal communities, Indigenous communities, low-income households, people with disabilities, people with existing health conditions, women, children, the elderly, and future generations.

Data Sources: Health Canada

Supporting the International Sustainability Standards Board’s Montreal Office

The International Sustainability Standards Board (ISSB) would benefit all Canadians by enhancing the quality of sustainability reporting, and enabling capital to be invested in companies focused on sustainability objectives. Indirect benefits would favour high-income people who invest and have an interest in sustainable investing who would have better information on which to base investment decisions. The ISSB’s Montreal office would create new jobs for people with higher levels of education (e.g., accounting, law, economics). The selection of Montreal to host a central office of the ISSB reflects an international recognition of Canada’s commitment to combating climate change and promoting sustainability.

Data Sources: Statistics Canada

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Chapter 4: Creating Good Middle Class Jobs

4.2 Immigration for Our Economy

Canada’s Ambitious Immigration Plan

This measure will support the processing and settlement of new permanent residents, including Afghan refugees, as part of Canada’s Immigration Levels Plan and will help them to make a smooth integration to Canada. Approximately half of the new permanent residents are expected to be women—similar to historical trends. For example, in 2020, 50.4 per cent of all admissions were women and 49.5 per cent were men. However, there are differences between immigration programs. In 2020, 59 per cent of all family class immigrants and 41 per cent of all economic immigrants were women. For Afghan refugees in particular, approximately 68 per cent of principal applicants to date were men and 32 per cent were women. Beyond principal applicants, the family composition of the applications received is broadly gender balanced.

Data Sources: Statistics Canada, Administrative Data

    GBA Plus Responsive Approach

While core economic immigration streams are focused on workers with high human capital, regional immigration programs and pilot projects provide opportunities for a wider variety of workers to obtain permanent residency.

Improving Express Entry

This legislative amendment directly benefits newcomers looking to make Canada their home. Men have historically accounted for a larger proportion of Express Entry candidates (59 per cent) than women (41 per cent). Express Entry applicants also tend to be relatively younger. However, if new selection criteria change the profile of newcomers who are invited to apply, it could affect the gender balance and other characteristics of applicants. Ongoing analysis and monitoring of selection criteria will be used to assess the impacts on different groups.

Data Sources: Internal Administrative Data

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Efficiently Welcoming Visitors, Students and Workers to Canada

This measure will benefit temporary residents in Canada, who have diverse characteristics and are broadly gender-balanced. Prior to the pandemic in 2019, there were about 5.7 million visas, electronic travel authorizations, and permits issued to visitors, international students, and temporary workers. Annual data indicates a broadly gender-balanced trend for visitors and international students, while temporary foreign workers are more likely to be men, typically comprising between 60 per cent and 79 per cent of all work permit holders. International students in particular are also significantly likely to be youth under the age of 30. While the pandemic resulted in fewer temporary residents overall and a slight shift towards more men, the composition is expected to return to pre-pandemic levels with global recovery and lifting of travel restrictions.

Data Sources: Immigration, Refugees and Citizenship Canada

Improving Support Services for Immigrants and Visitors to Canada

This investment will benefit the diverse client base who access information and services from Immigration, Refugees and Citizenship Canada, which includes Canadian citizens, permanent residents, visitors, international students, and foreign workers. In addition, improving capacity by hiring more agents will indirectly benefit women as they comprise 65 per cent of the workforce at the Client Support Centre.

Data Sources: Internal Administrative Data

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Improving the Citizenship Program

Legislative amendments to the Citizenship Program will directly benefit current and future newcomers who wish to obtain their citizenship. Immigration, Refugees and Citizenship Canada data shows that women make up a slightly larger proportion of citizenship applicants (53 per cent). In 2016, over 80 per cent of those who identified as receiving permanent resident status in the last five years – and who could become eligible to apply for citizenship – also identified as belonging to a visible minority group. Facilitating access to Canadian citizenship through legislation will enable newcomers to become citizens faster, which will support democratic participation and confidence in government.

Data Sources: Immigration, Refugees and Citizenship Canada

4.3 A Workforce for the 21st Century Economy

Bringing Workers to the Decision-Making Table

The advisory table will provide advice to government and is not expected to have a direct impact on Canadians. Over the longer term, it is expected that mid-career and skilled workers in transitioning sectors will benefit from more accessible skills training supports. All regions and industries are expected to be affected in some way by a changing economy. For example, up to one in five Canadian employees is working a job at risk of automation and up to three million jobs are expected to be affected by the transition to a net-zero economy.

Data Sources: Conference Board of Canada, RBC Economics

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4.4 Connecting Workers to Good Jobs

Labour Mobility Deduction for Tradespeople

This measure will benefit tradespersons and apprentices working in the construction industry. Beneficiaries are expected to disproportionately be men, who represent 87 per cent of workers in the industry. In 2016, only 10.6 per cent of construction workers belonged to a visible minority group, compared to 21.2 per cent of the Canadian population. Beneficiaries are also likely to be middle-income, and of working age.

Data Sources: Statistics Canada

Improving the Temporary Foreign Worker Program

The program reforms and improvements to the employer compliance regime are expected to benefit temporary foreign workers in low-wage agricultural and fish processing positions by better protecting their rights and empowering them to change employers. These workers are primarily from Mexico and the Caribbean and are expected to be mostly members of racialized communities. Of the approximately 100,000 people who had work permits under the program in 2019, 82 per cent were men and 18 per cent were women, and at least 75 per cent were in the Primary Agriculture Stream. Agricultural businesses in particular are also expected to benefit from improvements to the program, as the agriculture sector accounts for 60 per cent of all temporary foreign workers entering Canada.

Data Sources: Administrative Data

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Completing the Employment Equity Act Review

The Employment Equity Act addresses barriers in employment for members of designated equity groups including women, Indigenous peoples, persons with disabilities and members of visible minority groups. The intent of the review is to modernize the employment equity framework by defining and expanding equity groups and improving public reporting and accountability. The review seeks to address shortfalls of equity related policies and identify gaps and better ways to remove discriminatory barriers.

    GBA Plus Responsive Approach

Simultaneous translations and sign language services will promote accessibility during consultations.

4.5 A Better Employment Insurance System

Extending Temporary Support for Seasonal Workers

In the regions targeted by the measure, historical data shows that men account for close to two-thirds of completed Employment Insurance claims, and would therefore disproportionately benefit from the additional weeks of regular benefits. The temporary extension will specifically benefit seasonal workers in Atlantic Canada, Quebec and the Yukon and primarily workers in construction, manufacturing and fishing industries who are mostly men and who make up a sizable portion of the seasonal workforce in these regions.

Data Sources: EI Monitoring and Assessment Report

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COVID-19 Benefit Integrity

This measure supports action by the government to ensure that emergency benefits were paid appropriately by providing the Canada Revenue Agency with the authority to establish and collect debts from people who received extra weeks of payments. Ultimately, integrity measures such as this benefit all Canadians by ensuring fair and sustainable programs and good stewardship of public funds.

Data Sources: Employment and Social Development Canada

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Chapter 5: Canada’s Leadership in the World

5.1 Reinforcing our National Defence

Reinforcing our Defence Priorities

These measures will benefit all Canadians by reinforcing Canada’s alliances, which help to preserve the rules-based international order upon which Canada’s security and economic interests depend, strengthening continental defence capabilities, and ensuring the capability of the military to perform in operations at home and abroad. For military members, who are predominantly men, increased resources will improve working conditions and help ensure they have the tools and equipment to fulfil their duties. Indirectly, benefits will accrue to workers in defence industries that supply or support the Canadian Armed Forces, whose workforce is likewise predominantly men.

Data Sources: Department of National Defence, Statistics Canada

Enhancing Canada’s Cyber Security – Addressing the Cyber Threat Landscape

All Canadians are expected to benefit from reducing the risk of cyber attacks and preventing disruptions in essential services. Groups that would be most affected by disruptions to essential services, including seniors, low-income Canadians, persons with disabilities, and Indigenous peoples, are expected to benefit marginally more compared to the general population. Indirectly, this measure is expected to disproportionately benefit men, as new staff hired to implement these measures would largely come from the Science, Technology, Engineering and Mathematics (STEM) sector, in which men account for 62 per cent or more of graduates.

Data Sources: Statistics Canada

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Enhancing Canada’s Cyber Security – Cutting-Edge Research for the Security and Intelligence Community

All Canadians are expected to benefit from enhanced technical capabilities and strategic advantages at the Communications Security Establishment (CSE), which will bolster national security and defence. Indirectly, this measure is expected to disproportionately benefit well-educated and higher income men, as recipients of research grants and the majority new staff hired by CSE would come from the science, technology, engineering and mathematics fields, in which men account for

62 per cent of graduates.

Data Sources: Statistics Canada

5.2 Supporting Ukraine

Bolstering Ukraine’s Fight for Freedom

This measure will support Ukraine’s defence against Russian aggression and contribute to the safety and security of Ukrainians, particularly women and the most vulnerable who are disproportionately affected by conflict. It will also help deter future attacks in Europe to the benefit of all Canadians, since regional insecurity and instability undermine the rules-based international order upon which Canada’s security and economic interests depend. Indirectly, benefits will accrue to workers in defence industries that supply military equipment, whose workforces are predominantly men.

Data Sources: Department of National Defence

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Bilateral Loan to Ukraine

The loan offered to help stabilize Ukraine’s economy could indirectly benefit groups of people reliant on Ukraine’s state social assistance. These groups include pensioners, people with disabilities, families with children, the unemployed, and people experiencing homelessness or addiction. In Ukraine, the poverty rate for households headed by women, often single-parent families, exceeds that of households headed by men. Additionally, women pension recipients are more likely to have lower incomes. More broadly, helping to stabilize Ukraine’s economy will help support global financial stability by mitigating the risk of a Ukrainian sovereign debt default. The loan offered will further help protect against economic coercion by malignant state actors.

Data Sources: UNICEF

IMF Administered Account for Ukraine

This loan financing will provide broad macrofinancial support to the government of Ukraine. The direct benefits of this support will flow to all Ukrainians, who stand to benefit from increased macroeconomic stability in their country. Groups of people more reliant on Ukraine’s state social assistance could benefit indirectly as loan financing supports government operations. These groups include pensioners, people with disabilities, families with children, the unemployed, and people experiencing homelessness or addiction. In Ukraine, the poverty rate for households headed by women, often single-parent families, exceeds that of households headed by men. Additionally, women pension recipients are more likely to have lower incomes. Indirect benefits will also flow to people in other countries with economic ties to Ukraine.

Data Sources: UNICEF, IMF

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A Safe Haven for Ukrainians

The new immigration streams will benefit Ukrainians in a broad range of situations, including those who are overseas, as well as those who may already be in Canada on a temporary basis, such as workers, visitors and students. It is expected that they will be used disproportionately by women and children, as Ukraine has conscripted all men between the ages of 18 and 60. However, Ukrainian workers already in Canada are more likely to be men (65 per cent), while Ukrainian students in Canada are roughly gender-balanced.

Data Sources: Administrative Data

5.3 Standing Up for Democracy

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime, Implementing a Publicly Accessible Beneficial Ownership Registry, and Protecting Canadians From Money Laundering in the Mortgage Lending Sector

These measures will broadly benefit all Canadians as they help uphold the stability, utility and efficiency of the Canadian and global financial systems to support and drive economic growth as well as reducing potential threats to the country’s economic development and financial security. It is expected these actions will indirectly benefit certain demographic groups who are disproportionately victimized by money laundering, terrorist financing, and offences linked to these crimes. This includes women, children, members of Indigenous and LBGTQ2 communities, persons with disabilities, persons suffering from addictions, newcomers, and seniors.

Data Sources: Statistics Canada

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Combatting Misinformation and Disinformation -Privy Council Office

This measure will benefit all Canadians, since misinformation, and its subset disinformation, affect all Canadians. However, certain groups are disproportionately affected by misinformation, such as Black, racialized, religious minority, and LGBTQ2 communities who are inordinately targeted by misinformation campaigns. There is mixed evidence on the link between socio-demographic factors and susceptibility to misinformation.

Data Sources: Privy Council Office, OECD, Scholarly Journals

Renewal of Operation ARTEMIS

By countering terrorism and criminal activities on the high seas, Operation ARTEMIS will contribute to stability and security in the Middle East. It will also contribute to a safer world to the benefit of all Canadians, since regional insecurity and instability undermine the rules-based international order upon which Canada’s own security and economic interests depend. Men are expected to receive a disproportionate share of the professional opportunities associated with the measure, as men comprise 84 per cent of the Canadian Armed Forces.

Data Sources: Department of National Defence and United Nations

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Chapter 6: Strong Public Health Care

6.1 A Stronger Health Care System

Reducing the Backlogs for Surgeries and Procedures

Providing additional support to provinces and territories to reduce the backlogs of medical procedures will help improve quality of life for Canadians across different age and gender groups. In particular, support through the Canada Health Transfer will benefit Canadians across all regional, age, and gender groups who are waiting for surgeries and other medical procedures, including diagnostics. This measure will especially benefit seniors as they have higher needs for surgical procedures. Before and during the pandemic, seniors (age 65+) represented over 40 per cent of total monthly surgical volumes, versus 19 per cent of the population.

Data Sources: Canadian Institute for Health Information

Increasing Loan Forgiveness for Doctors and Nurses in Rural and Remote Communities

This measure will benefit people living in rural and remote communities. Those who currently do not have access to doctors, as well as those who may require additional medical attention than the average Canadian, would particularly benefit from this measure, including people with underlying health conditions and older populations. This program also benefits health care workers in rural and remote areas since they will have a greater proportion of their loans forgiven. The majority of 5,490 health care workers who used the program in 2019-20 were nurses (83 percent), who are predominantly women. Health care professionals tend to have higher income than the average Canadian.

Data Sources: Statistics Canada, Employment and Social Development Canada

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Researching the Long-Term Impacts of COVID-19

Increased support for research into the long-term impacts of COVID-19 would directly benefit researchers in the health field, of whom women represent 56 per cent of funded research applicants. In the medium term, direct benefits would also accrue to patients with ongoing symptoms of the disease, as well as their caregivers. Women, Indigenous peoples, Black and racialized communities, and persons with disabilities have been disproportionately exposed to COVID-19. Limited data suggests that Long COVID may be more likely to develop in those who had pre-existing respiratory disease; are older; are women; and/or have other health conditions or are overweight. All Canadians can also expect to indirectly benefit due to the impacts and costs of COVID-19 on the broader Canadian health care system.

Data Sources: Canadian Institutes for Health Research

Improving Canada’s Dementia and Brain Health Research

Increased support for dementia research would directly benefit researchers in the health field, of whom women represent 56 per cent of funded research applicants. In the medium term, significant direct benefits would be felt by seniors with dementia, especially women in these groups, who represent two thirds of those diagnosed with the disease. All Canadians can also expect to indirectly benefit due to the impacts and costs of dementia patient care on families and the broader Canadian health care system.

Data Sources: Canadian Institutes for Health Research, Canadian Institute for Health Information

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Supporting the Centre for Aging and Brain Health Innovation

This initiative directly benefits seniors and people living with neurodegenerative conditions, including dementia, as well as their caregivers. In 2016, nearly one in six Canadians (17 per cent) was aged 65 or older. Based on demographic projections, seniors will represent approximately 25 per cent of the total population by 2031. About two thirds of older Canadians living with dementia are women, and women experience higher rates of Alzheimer’s disease. Older women are also more likely than men to be caregivers. Men experience higher rates of Parkinson’s, dementia with Lewy Bodies and frontotemporal dementia. Healthcare workers will indirectly benefit, since this initiative helps advance innovative solutions to increase their capacity to effectively care for seniors.

Data Sources: Statistics Canada. Public Health Agency of Canada

6.3. Investing in Public Health

Strengthening Canada’s Ability to Detect and Respond to Public Health Events and Emergencies

This initiative is expected to benefit all Canadians by helping to ensure Canada is better able to anticipate and respond to public health risks that threaten their health and safety. Given the inequitable and disproportionate impacts (e.g., case burden, mortality, mental health) of COVID-19 amongst priority populations (e.g., elderly, those with underlying medical conditions) these populations may receive greater benefits. Between the end of March 2020 and mid-May 2021, seniors aged 65 and over accounted for 93 per cent of the deaths attributed to COVID-19. As per the 2017/2018 Canadian Community Health Survey, 37.8 per cent of Canadian adults (age 18 and older) living in private households reported having one or more underlying health condition. In general, the proportion of people with underlying health conditions increases with age.

Data Sources: Public Health Agency of Canada, Statistics Canada

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Maintaining the National Emergency Strategic Stockpile

This initiative is expected to benefit all Canadians by helping to ensure Canada is prepared in the event of another public health emergency or natural disasters. People at higher risk of bad outcomes from public health emergencies may receive greater benefits, including those with underlying medical conditions, people with disabilities and the elderly. According to data from the 2017/2018 Canadian Community Health Survey, 37.8 per cent of Canadian adults (age 18 and older) living in private households reported having one or more underlying health condition, such as a chronic respiratory or heart disease. As of July 2021, there were over 7 million persons in Canada aged 65 years and above.

Data Sources: Public Health Agency of Canada, Statistics Canada

Help for Canadians Who Want to Become Parents

These amendments would benefit intended parents who rely on surrogates or need donor gametes or embryos to have a child. There is no data on this population of intended parents in Canada; however, a profile could include: heterosexual couples experiencing fertility issues, single people, and LGBTQ2 couples. Given the high out-of-pocket costs, even with tax relief provided for medical expenses, intended parents using these arrangements likely have higher incomes.

Data Sources: Statistics Canada, Center for Disease Control and Prevention

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Taxation of Vaping Products

This measure could incent certain vaping product users to reduce consumption of vaping products. Vaping product users are mostly men. The most recent Health Canada survey indicates that men, at 18 per cent, were more likely than women, at 14 per cent, to have reported ever trying vaping. Users are also generally younger people, as the same survey notes that 36 per cent of those 15-19 had ever vaped, rising to 48 per cent among those 20-24; in contrast, only 12 per cent of those above 25 had ever vaped.

Data Sources: Statistics Canada, Health Canada

Canadian Food Inspection Agency COVID-19 Funding

Funding to support additional food inspectors benefits all Canadians by ensuring continued access to safe food during the on-going COVID-19 pandemic. Maintaining a stable supply of safe food is not expected to generate significant differential impacts, but vulnerable segments of society, including seniors and those with underlying health conditions, will particularly benefit. The program is expected to maintain confidence of Canadians and trading partners in Canada’s strong food safety system, and support the economic sustainability of agriculture and food processing businesses and their employees. Employees in agriculture and food processing sectors are dominated by men and tend to be less educated than employees in other sectors. The increased food inspection capacity will also benefit workers in the industry, with the share of young, women inspectors having grown significantly in recent years.

Data Sources: Statistics Canada

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Help Health Canada Finish the Fight Against COVID-19

COVID-19 has had disproportionate impacts on Indigenous, Black and racialized communities. However, all Canadians are expected to benefit from the continued capacity of Health Canada to respond to the pandemic. Specifically, the measure will support overall population health by ensuring expedited access to vaccines, treatments, tests, and other health products and information to combat COVID-19 as the virus continues to evolve, improving outcomes.

Data Sources: Public Health Agency of Canada

Making Service Canada Centres Safe and Secure

This measure would increase confidence in public institutions and benefit all Canadians by helping to ensure reliable access to information and services on government programs at Service Canada centres during the pandemic (e.g., applying for a passport or income benefits). Based on Service Canada’s 2020-21 Client Experience Survey, groups that rely more heavily on in-person services include, youth, newcomers, Black and racialized communities, and people without reliable access to the internet.

Data Sources: Service Canada

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Preventing the Spread of COVID-19 in Correctional Facilities

Men comprise 95 per cent of the total federal inmate population. Additionally, Indigenous peoples represent 30 per cent of federal inmates compared to 5 per cent of the general population, while Black people account for 7.2 per cent of federal offenders compared to 3.5 per cent of the general population. This measure improves confidence and trust in this public institution by supporting measures to improve inmate well-being and morale and keep staff safe.

Data Sources: Correctional Service of Canada, Office of the Correctional Investigator

Maintaining the ArriveCAN Application

The ArriveCAN application benefits all Canadians by helping to reduce the spread of COVID-19 in Canada, by helping to prevent visitors and returning travellers from bringing COVID-19 into the country. By limiting travel-related cases of COVID-19, ArriveCAN indirectly benefits those most at risk of severe outcomes from COVID-19, including the elderly and people with underlying health conditions. The mandatory requirement for all travellers to use ArriveCAN when crossing the border has created some challenges for persons from the blind, deaf-blind, and partially sighted communities, who experienced difficulties accessing the application when it was launched.

    GBA Plus Responsive Approach

The Canada Border Services Agency is working to improve accessibility features in the mobile version of the ArriveCAN application. Given certain challenges in using the application, people with accessibility needs are exempted from using it.

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Continued Support for the Canadian Proof of Vaccination Credential

This initiative is expected to benefit all Canadians, with indirect benefits expected for people who are particularly vulnerable to severe health outcomes from COVID-19, such as people with disabilities, Black and racialized communities, and older adults. Specifically, it will complement ongoing public health measures that prevent COVID-19 transmission and further lockdowns, help facilitate domestic and international travel, and help keep Canadians safe in workplaces and public spaces.

Data Sources: Public Health Agency of Canada

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Chapter 7: Moving Forward on Reconciliation

7.3 Advancing Self-Determination and Prosperity

Legislative Changes to Support Self-Determination

Replacing the First Nations Land Management Act and enacting the Anishinabek Nation Governance Agreement Act are expected to directly benefit First Nations, with benefits flowing to the Anishinabek Nation in particular. As Indigenous groups exercise their inherent right of self-determination through community land codes and self-government agreements, Indigenous women are encouraged to return to community leadership roles, which had been displaced by the imposition of colonial structures under the Indian Act. Increased self-determination is an indicator of good governance and is likely to positively impact First Nations going forward. Further, communities operating under their own land codes experience increased potential for economic and social development.

Data Sources: CIRNAC

Yellowknives Dene First Nation (Giant Mine)

This measure enables the Yellowknives Dene First Nation to study the negative impacts of the operation of Giant Mine, work with the government to resolve identified issues, and ensure the community has opportunities to realize economic benefits associated with the Giant Mine Remediate Project. Funding will be provided to the First Nation and the community will determine how it is allocated according to their priorities.

Data Sources: Internal administrative data

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Chapter 8: Promoting Canadian Values

8.1 A Diverse and Inclusive Canada

Supporting the Muslims in Canada Archive

This initiative will benefit Muslim communities in Canada by providing an opportunity for them to tell their own stories. Muslims are the largest religious minority groups in Canada. In the 2011 Census, more than 1 million people identified as Muslim. From an ethnic identity perspective, the Canadian Muslim population is also very diverse. Today, it is estimated that 3 to 5 per cent of the nation’s total population is Muslim. This initiative will also benefit all Canadians, as supporting Muslim narratives would help forge best practices and conversations across Canada about diversity and living with differences together.

Data Sources: Statistics Canada

Doubling the Home Accessibility Tax Credit

This measure directly benefits seniors and people with disabilities, as well as family members who may be supporting them. This represents a broadly gender-balanced group, with seniors making up about 65 per cent of expected beneficiaries.

Data Sources: Tax filer data

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Ensuring Fair Compensation for News Media in the Digital News Ecosystem

The measure is expected to lighten shortfalls faced by news media businesses and support the employment of journalists and reporters, and local news and television/radio broadcasters. All Canadians are expected to benefit from fair compensation for news media businesses, as it will enable news media to continue to fulfill its important civic function.

Data Sources: Department of Canadian Heritage

Supporting Local and Diverse Journalism

This measure will promote coverage for publications serving the LGBTQ2, Indigenous, ethno-cultural, rural and Official Language Minority communities, while also supporting greater representation in newsrooms. As such, it will help to bolster a more reflective Canadian identity, bridge communities and foster dialogue and a sense of belonging. This will ensure Canadians of diverse backgrounds are able to see themselves meaningfully represented. Moreover, increased access to local news in communities across Canada will have positive impacts on democratic participation, social cohesion and community identities.

Data Sources: Department of Canadian Heritage

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8.2 Keeping Canadians Safe

Preparing for Emergencies

This measure will benefit all Canadians. A horizontal, coordinated approach to emergency management and preparedness will reduce vulnerabilities across many domains—such as climate adaptation (and associated flooding or forest fires), public health, and cyber security—regardless of a person’s gender or other identity factors. This will include working together with Indigenous communities, civil society organizations, and all provinces, territories, and municipalities.

Supporting Recovery and Completing the Rail Bypass in Lac-Mégantic

The residents of Lac-Mégantic will benefit from measures that support the community’s social and economic recovery from the 2013 train derailment. The town’s residents have a lower total median income compared to the Quebec average. Federal contributions to recovery and decontamination projects benefit the community by increasing employment opportunities in key local sectors, including natural resources, retail trade, and manufacturing. They also contribute to the social cohesion of the community, and help residents to return to their normal lives by recovering disaster losses. The rail bypass project will help residents recover from the trauma of the tragedy, two-thirds of whom have reported suffering from post-traumatic stress disorder as a result of the accident. By diverting rail traffic around Lac-Mégantic, the project will also provide additional safety benefits to the community, such as fewer at-level crossings. Construction of the rail bypass will also indirectly benefit the construction industry. As recorded in the 2016 Census, those employed by the construction sector identified as men (87 per cent), immigrants (18 per cent) and visible minorities (11 per cent), including Black Canadians (2 per cent).

Data Sources: Statistics Canada, Santé publique du CIUSSS de l’Estrie

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8.3 Supporting Artists and Charities in Our Communities

Supporting Canada’s Performing Arts and Heritage Sectors

Canada’s performing arts workforce is characterized by lower incomes, as well as high-rates of self-employment and precarious job status. The co-production of shows and performances by the National Arts Centre and commercial or not-for-profit performing arts organizations will help spur economic activity in the sector, creating jobs for artists and behind-the-scenes workers. According to the 2016 Census, a slightly greater proportion of women are artists (52 per cent) and cultural workers (51 per cent). Indigenous artists, Black and racialized artists account for 3.1 per cent and 15 per cent of all Canadian artists, respectively.

Data Sources: Statistics Canada

Stronger Partnerships in the Charitable Sector

This measure would modify the rules in the Income Tax Act to allow organizations to more easily receive funding from registered charities that may have traditionally been unavailable to them. Evidence indicates that organizations serving marginalized, Indigenous, Black and racialized communities are often underfunded by charities. For example, a recent study found that Black-led and Black serving community service organizations received less than one per cent of total funds disbursed by Canada’s largest foundations. To the extent that this measure facilitates the ability of charities to more easily and equitably allocate funding, underserved communities would be expected to benefit through the provision of increased services such as education, health care and other services. In terms of charities providing services outside of Canada, much of this funding is also expected to benefit underprivileged people and households in other countries.

Data Sources: Ontario Nonprofit Network, Foundation for Black Communities, Statistics Canada

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Boosting Charitable Spending in Our Communities

This measure is expected to increase overall levels of funding to registered charities to support their programs and activities, which will benefit a wide-variety of people - including beneficiaries of charitable programs in Canada and abroad. Typically larger institutional charities such as hospitals and universities are the primary recipients of grants from charitable foundations. However, as this measure would increase funding for charities overall, it is also expected to increase funding for vulnerable populations. For example, it is estimated that approximately 13 per cent of donations from private foundations are to organizations that relieve poverty and serve underprivileged households. Indirectly, the measure is expected to benefit persons employed in the charitable sector. It is estimated that approximately 75 per cent of people employed in the non-profit and charitable sector are women.

Data Sources: Statistics Canada

Supporting a More Inclusive Arts Training Sector

This measure is expected to directly benefit Indigenous and racialized artists and arts training organizations by providing increased support for these communities. Indigenous artists, Black and racialized artists account for 3.1 per cent and 15 per cent of all Canadian artists, respectively, somewhat lower than their shares of the overall labour force (3.9 per cent and 21 per cent). A more inclusive Canadian professional arts training sector will ultimately benefit all Canadians by supporting an Arts and Culture sector that is more representative of Canada’s diversity.

Data Sources: Canadian Heritage

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Chapter 9: Tax Fairness and Effective Government

9.1 A Fair Tax System

Requiring Financial Institutions to Help Pay for the Recovery

The proposed additional taxes on financial institutions would contribute to paying for general government programs and expenses, which benefit all Canadians. Banking and life insurance businesses will be directly affected by the measure. The measure may carry some indirect negative impacts for shareholders, consumers, and workers of these businesses. Higher-income and higher net-worth individuals, a group in which older men are overrepresented, have higher consumption of financial services and generally hold more shares in Canadian businesses. Close to 60 per cent of workers at banking and life insurance businesses are women.

Data Sources: Statistics Canada, Personal and Corporate Tax Data

Closing Double-Deduction Loophole

This tax integrity measure benefits all Canadians through a fairer tax system. Largely affecting Canadian banking groups, it is not anticipated to have any specific gender implications. To the extent that it reduces profits, it could have a small impact on banks’ shareholders, customers or employees. Any negative impacts on share price would predominately impact men, as they realize 60 per cent of the total value of capital gains on shares.

Data Sources: Internal administrative data.

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Expanding Anti-Avoidance Tax Rules

This is a tax integrity measure that would benefit all Canadians by protecting the Canadian tax base from erosion. It is expected that this will largely impact men, who have benefitted from this planning in the past. Data from across all business sizes during the 2005-2013 period demonstrates that men-owned enterprises outnumbered women-owned enterprises, 67 per cent to 18 per cent. Additionally, as shares in corporations are disproportionately owned by the wealthy, it is expected that people with high incomes are more likely to feel the impacts of no longer being able to rely on this planning.

Data Sources: Canada Revenue Agency

Preventing the Use of Foreign Corporations to Defer Canadian Tax

All Canadians benefit from a fairer tax system. It is expected that those paying their fair share due to this measure will predominantly be men. Data from 2017 on small and medium enterprises demonstrates that men-owned enterprises outnumbered women-owned enterprises 64 per cent to 16 per cent.

Data Sources: Internal Administrative Data, Statistics Canada

Strengthening the General Anti-avoidance Rule

This is a tax integrity measure that benefits Canadians through a fairer tax system. Impacts will be felt by those who have used sophisticated methods to avoid paying their fair share, who are predominantly higher-income men. Men are more likely than women to be shareholders of corporations, and to earn more than $200,000 in annual income.

Data Sources: Internal administrative data, Canada Revenue Agency

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International Tax – Pillar Two (Global Minimum Tax)

This measure benefits all Canadians as it protects and enhances the corporate income tax base. It improves Canadians’ perception of tax fairness and equality by ensuring that larger multinational corporations pay a minimum level of tax on their profits. The measure also has a positive impact on Canada’s international reputation, as it implements an internationally negotiated agreement among 137 countries.

International Accounting Standards for Insurance Contracts

This measure benefits all Canadians through a fairer tax system. The tax revenues raised from implementing the new accounting standard are temporary and of a transitory nature. Any short-term indirect impacts are expected to be small at the individual level and to fall on higher-income and higher net-worth individuals, who generally consume more financial services and invest relatively more in insurance. This group is also more likely to be men.

Data Sources: Statistics Canada

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Reinforcing the Canada Revenue Agency

These measures to combat tax avoidance and evasion focus on larger entities, wealthy people and non-residents. This will benefit all Canadians by protecting tax revenue that helps to pay for government services which provide greater benefit to low-to-middle income Canadians. With respect to those subject to compliance action, taxpayers are selected based on risk, not gender or other identity characteristics. However, statistically, more men and businesses owned by men may be examined due to gender differences in business ownership and non-compliant activity. These measures also contribute to building Canadians’ confidence in the fairness and integrity of the tax system by taking actions against those who avoid paying their fair share.

Data Sources: Canada Revenue Agency

Eliminating Excise Duty on Low-Alcohol Beer

This tax reduction measure specifically benefits firms in the beer industry producing beer with no more than 0.5 per cent alcohol by volume. Beer production firms are primarily located in or near urban regions; growers of the inputs for beer are likely to be located in rural areas and may also indirectly benefit. Approximately 72 per cent of people employed in beverage manufacturing are men. Approximately 59 per cent of beer sold in Canada is consumed by men. This measure also contributes to health and mental health outcomes by promoting the consumption of beer with lower alcohol content.

Data Sources: Statistics Canada

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9.2 Effective Government

Strategic Policy Review

The government recognizes the critical role that gender equality has in building a strong economy that works for everyone. While all Canadians will benefit from a review process that aligns government resources to priority policy objectives, it is important to understand how programs and services affect different people differently, with a view to allocating government resources more equitably and efficiently. To achieve this, a comprehensive intersectional GBA Plus lens will be applied to the review, to ensure that its recommendations improve the quality of life of not only men and women, but all gender-diverse people. This will encourage continual improvement in how major programs and policies contribute to meeting the biggest challenges of our time, including achieving net-zero emissions by 2050, improving fairness and equality and promoting quality of life and growth for everyone.

Embracing Digital Government

Reliable and accessible digital government services benefit Canadians and others who use government services. The Canadian Digital Service (CDS) focuses on services that achieve high standards of accessibility and on meeting the needs of diverse populations, such as veterans, immigrants, and Canadians applying for COVID-19 economic relief measures. In particular, the CDS focuses on those who might be otherwise underserved or marginalized, such as people with disabilities and people living in rural areas.

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Council of Economic Advisors

The Council of Economic Advisors will have indirect effects across many quality of life domains via its advice on the government’s economic policy. This advice is intended to help Canada achieve a higher standard of living, better quality of life, and inclusive growth, to the benefit of all Canadians. The establishment of a permanent Council of Economic Advisors will act to support public confidence in the government’s economic policies and decision making. Council’s chair and members will include a representative group of leaders to be recruited from Canada’s academic and business sector economists.

Public Sector Pension Plan Governance

Strengthened public sector pension plan governance will benefit current and future plan members and their survivors.

Review of the Public Servants Disclosure Protection Act

Improvements to whistleblower protections and supports benefit federal public servants. The review could also help provide greater transparency as well as confidence in government, which benefits all Canadians.

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A Fairer Banking Complaints Handling System for Canadians

All Canadian financial consumers will benefit from a strengthened external complaints handling system involving banks. In particular, those with lower levels of financial literacy are expected to greatly benefit from a process that is easy to access and navigate. Women, youth and those living in low-income households are generally more at risk of having low levels of financial knowledge and confidence.

Data Sources: Financial Consumer Agency of Canada

Addressing the Digitalization of Money

The review will ensure that the digitalization of money and financial services takes place responsibly, help maintain the integrity of the financial system, promote fair competition, and protect both the finances of Canadians and our national security. As part of the review, the Department of Finance will conduct additional analysis on how the digitalization of money will impact financial inclusion and Canadians of different backgrounds. Any policy change that comes out of the legislative review is expected to benefit all Canadians.

Data Sources: OECD, IMF, Bank for International Settlements

9.9. Additional Actions – Tax Fairness and Effective Government

Funding Related to the Implementation of the Western Arctic Offshore Oil and Gas Accord

The proposed funding would broadly benefit those residing in Yukon and the Northwest Territories.

These territories have the highest proportion of Indigenous peoples in the country, making up 51 per cent of the population in Northwest Territories and 21 per cent in Yukon, compared to 5 per cent of the total Canadian population. In particular, the proposed funding would support the Inuvialuit Regional Corporation’s participation in the implementation of this Accord.

Data Sources: Statistics Canada

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Reporting Requirements for RRSPs and RRIFs

This is a tax integrity measure that benefits all Canadians through a fairer tax system. Consequential investigations are likely to generate increased tax assessments on RRSPs and RRIFs held by high-income taxpayers, who tend to be men. This measure is expected to increase revenues, which could help to reduce the federal-debt-to-GDP ratio.

Data Sources: Canada Revenue Agency, Internal Administrative Data

WTO Settlement on the 100-per-cent Canadian Wine Exemption

This measure affects both producers and consumers of Canadian wine. For producers, approximately 72 per cent of people employed in beverage manufacturing are men. For consumers of wine, consumption is roughly gender-balanced with women consuming slightly more than men and people over 50 consuming more than those under 50. Producers of wine are mostly concentrated in rural areas of Ontario, Québec, Nova Scotia and British Columbia. This measure results in increased revenues.

Data Sources: Statistics Canada

GST/HST Health Care Rebate

This measure is expected to benefit public health care, which is generally accessible to all Canadians. It will provide enhanced tax-relief to eligible charities and non-profit organizations that provide health care services similar to those traditionally performed in hospitals that are delivered with the active involvement of, or on the recommendation of, a nurse practitioner. This measure is also expected to benefit nurse practitioners. Based on 2020 data from the Canadian Institute for Health Information, the majority of the nurse practitioner workforce is found in urban geographies and licensed nurse practitioners are predominantly women and people in the 30 to 60 year old age range.

Data Sources: Canadian Institute for Health Information

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Enhancing Privy Council Office Capacity

Additional resources will support enhanced analysis of key government priorities—such as addressing climate change—benefiting all Canadians, and will increase transparency through the timely production of documents for Canadians. Indirect benefits accrue to people hired by the Privy Council Office, who tend to be university-educated, mid-to-higher income, working-age people.

Supporting the Modern Senate

This measure will benefit all Canadians indirectly by increasing the diversity of voices being heard in Senate processes and Parliamentary appointments. A long-term indirect benefit is to maintain a gender balance in the Senate and ensure ongoing representation of Indigenous peoples, linguistic and ethnic minority groups.

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Budget 2022 Annex Measures

Debt Management Strategy

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and borrowing plan for its domestic debt program and the management of its official international reserves. The government will seek to maximize the financing of COVID-19-related debt through long-term issuance. This prudent approach aims to lower future annual refinancing needs.

Amendments to Copyright Act

An extended copyright term directly benefits people working in cultural industries, who hold copyrights in works with lasting economic value. It would also benefit family members and others who inherit the copyright, as they would be able to continue to receive royalties for an additional 20 years. There is no data regarding the gender and demographic characteristics of these specific people. In the information, culture and recreation sector (which includes creative industries), where copyright term extension would be most impactful, men represent about 56 per cent of employees.

Data Sources: Statistics Canada

Annual Regulatory Modernization

The legislative amendments included in the second Annual Regulatory Modernization Bill are not expected to result in any significant gender or demographic impacts. Some individual amendments may target certain sectors more than others. For example, proposed amendments to the Agricultural and Products Marketing Act and Seeds Act will have a more direct impact on the agriculture sector. Similarly, proposed amendments to the Fisheries Act and Coastal Fisheries Protections Act, will have a more direct impact on marine and fisheries sectors. However, given the broad range of proposed amendments, and an emphasis on reducing burden for businesses, the Bill is expected to benefit businesses across all sectors.

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The College of Patent Agents and Trademark Agents Act

These legislative amendments would improve the functioning of the College of Patent Agents and Trademark Agents and better enable it to fulfil its role as a public interest regulator of those who are licensed to assist firms with intellectual property services. Therefore, the benefits are expected to accrue broadly to all Canadians.

Amendments to the Service Fees Act

The amendments will increase clarity and reduce administrative burden for federal government departments seeking to comply with the Service Fees Act, and improve government transparency and accountability, benefiting all Canadians.

Data Sources: Internal Administrative Data

Strengthening the Federal Pension Framework

These measures directly benefit Canadians with a federally regulated private sector pension plan, regardless of identity characteristics. These plans include those linked to federally regulated areas of employment (e.g., banking, telecommunications, interprovincial transportation) as well as pension plans in the territories and certain Crown corporations. In 2020, men accounted for approximately 59 per cent of all private sector workers in federally regulated defined benefit and defined contribution pension plans. However, women tend to have a longer life expectancy, meaning that they could receive benefits over a longer period of time.

Data Sources: Statistics Canada

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Exemptions from the Service Fees Act for certain service fees under the Immigration and Refugee Protection Act

No specific gender or other impacts are anticipated from these legislative amendments as no substantive changes will be made to eligibility and admissibility requirements for foreign nationals to enter and remain in Canada.

Data Sources: Internal Administrative Data

Supporting Judicial Compensation and Benefits

These legislative amendments would help support the continued independence of Canada’s judiciary to uphold the rights of Canadians and safeguard the rule of law, thereby strengthening public confidence in the judiciary and the courts and benefiting all Canadians. This measure has a direct impact on the compensation and benefits of federally-appointed judges, 44 per cent of whom are women. As a judge must have at least 10 years of experience as a lawyer to be eligible for federal judicial appointments, and judges can serve until the age of 75, the primary beneficiaries are between the ages of 45 and 75 years old.

Data Sources: Office of the Commissioner for Federal Judicial Affairs

Elimination of the Canadian Pacific Railway Tax Exemption

This measure is expected to contribute to improving public confidence in the fairness and integrity of Canada’s tax system by eliminating an historic tax exemption granted to the Canadian Pacific Railway Company.

Data Sources: Department of Justice Canada, Legislative records

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Allowing use of CRA-collected data for CPP analysis and evaluation

Access to Canada Revenue Agency data for Canada Pension Plan (CPP) program analysis, research and evaluation would support the government’s commitment to evidence-based policy development and GBA Plus analysis. In particular, this data would support CPP research and analysis pertaining to groups such as Canada Pension Plan survivors, disability pension recipients and low-income seniors. Of the 1.2 million CPP survivors’ pension recipients, 79.6 per cent are women.

Data Sources: Administrative data

Legislative changes to the Canada Pension Plan

Women are expected to be the main beneficiaries of these changes, given that women have a higher incidence of disability than men and are generally the primary caregivers of dependent children under the age of seven. Young women who have just entered the workforce would benefit the most from these changes. These changes also protect the benefits of persons with disabilities, who are less likely to be employed and more likely to be living in poverty than those without disabilities.

Data Sources: Administrative data, Statistics Canada

Improving the Employment Insurance Recourse Process

The new Employment Insurance Boards of Appeal will benefit applicants seeking an appeal in the recourse process and their employers. Low-income workers are more likely to claim EI benefits and would benefit from the new Boards of Appeal. The regionally dispersed model of the Boards may also improve access to the recourse process for workers in rural and remote regions, in contrast to the current centralized appeals model.

Data Sources: EI Monitoring and Assessment Report

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Financial Sector Legislative Changes

The legislative amendments facilitate access to capital for property and casualty insurance companies, ensure that approval requirements for financial sector transactions apply regardless of how they are structured, adjust the time-limited permissions of the investment regime to ensure they are used appropriately, strengthen governance at the Canada Deposit Insurance Corporation, and update proxy solicitation provisions for certain financial institutions. These amendments support the integrity, effectiveness and stability of the financial system, thereby building Canadians’ confidence in financial institutions.

Exchange of Information on Digital Economy Platform Sellers

This measure benefits all Canadians by enhancing the Canada Revenue Agency’s ability to ensure everyone pays their fair share. This measure also makes it easier for workers in the digital economy to be aware of their tax obligations by requiring online platforms to provide relevant tax information to their users. This measure has a positive impact on Canada’s international reputation and improves Canadians’ perception of tax fairness by leveling the playing field between the digital economy and more traditional businesses.

Data Sources: Statistics Canada

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Amendments to the Children’s Special Allowances Act and to the Income Tax Act

This measure is expected to have a positive impact for Indigenous communities by ensuring that the Special Allowance is paid in respect of children in need of protection moving into the care of their community. As the Special Allowance is to be applied exclusively toward the care, maintenance, and education of the child, this measure helps support the well-being of vulnerable Indigenous children in care. The changes to the Canada Child Benefit and Canada Workers Benefit for those caring for children in need of protection are consistent with the current administration of these benefits by the Canada Revenue Agency. These changes are thus not expected to affect actual outcomes for kinship care providers, but will help to clarify the rules around these benefits for Indigenous communities.

Data Sources: Internal Administrative Data, Statistics Canada

    GBA Plus Responsive Approach

The Government of Canada has made recent investments in outreach initiatives, support and assistance with tax filing for on-reserve populations, in an effort to improve access to the Canada Child Benefit and other benefits.

Amendments to the Nisga’a Final Agreement Act to Advance Tax Measures in the Nisga’a Nation Taxation Agreement

This measure will benefit the Nisga’a Nation and its citizens once tax policy measures are brought into effect through the execution of amendments to the Nisga’a Nation Taxation Agreement, in support of self-determination. There are no unintended differential impacts based on gender identity, age or income.

Data Sources: Statistics Canada, Indigenous Services Canada

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Borrowing by Defined Benefit Pension Plans

This measure provides greater financial stability, such as liquidity management and expanded investment strategies, for defined benefit registered pension plans in Canada. It has an indirect benefit on the security of pension benefits of Canadians who are members of such pension plans. The membership of defined benefit pension plans is generally gender-balanced, representing all adult age groups (from young workers to retirees) and generally from middle-income Canadians. The employees and retirees in defined benefit plans typically have higher incomes than cohorts who participate in defined contribution pension plans or who do not participate in pension plans.

Data Sources: Internal review, submissions from stakeholders

Cannabis Taxation Framework

This measure would directly impact some excise-licensed cannabis producers by providing certain smaller licensees with more flexibility in meeting their excise duty obligations. The measure may also indirectly impact consumers of cannabis, since a robust legal cannabis market would ensure that those consumers have stable, continued access to legal products. Young people from 16 - 24 years old have the highest rates of cannabis consumption. More men consume cannabis than women, 29 per cent versus 22 per cent in 2021.

Data Sources: Health Canada, Statistics Canada

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Prohibiting the Promotion of Antisemitism

Jewish communities across Canada, which include persons who identify as ethnic, cultural or religious Jews, benefit from legislation that prohibits the willful promotion of antisemitism where an individual condones, denies or downplays the Holocaust. All Canadians ultimately benefit from a society that is free of antisemitism. According to Statistics Canada, Jewish people were the target of 13 per cent of police-reported hate crimes across Canada in 2020, which was a five per cent increase over the year before, from 306 to 321 incidents. Additionally, the B’nai Brith Canada 2020 Audit of Anti-Semitic Incidents also reported a record number of antisemitism cases in 2020, up 18.3 per cent from 2019.

Data Sources: Statistics Canada

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Tax Measures:

Supplementary information

Tax Measures:

Supplementary information

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Overview	1

Personal Income Tax Measures	4

Tax-Free First Home Savings Account	4

Home Buyers’ Tax Credit	5

Multigenerational Home Renovation Tax Credit	6

Home Accessibility Tax Credit	9

Residential Property Flipping Rule	9

Labour Mobility Deduction for Tradespeople	11

Medical Expense Tax Credit for Surrogacy and Other Expenses	12

Annual Disbursement Quota for Registered Charities	14

Charitable Partnerships	15

Amendments to the Children’s Special Allowances Act and to the Income Tax Act	17

Borrowing by Defined Benefit Pension Plans	18

Reporting Requirements for RRSPs and RRIFs	19

Business Income Tax Measures	19

Canada Recovery Dividend and Additional Tax on Banks and Life Insurers	19

Investment Tax Credit for Carbon Capture, Utilization, and Storage	20

Clean Technology Tax Incentives – Air-Source Heat Pumps	24

Critical Mineral Exploration Tax Credit	26

Flow-Through Shares for Oil, Gas, and Coal Activities	27

Small Business Deduction	28

International Financial Reporting Standards for Insurance Contracts (IFRS 17)	29

Hedging and Short Selling by Canadian Financial Institutions	32

Application of the General Anti-Avoidance Rule to Tax Attributes	33

Genuine Intergenerational Share Transfers	34

Substantive CCPCs	34

International Tax Measures	39

International Tax Reform	39

Exchange of Tax Information on Digital Economy Platform Sellers	48

Interest Coupon Stripping	51

v

Sales and Excise Tax Measures	53

GST/HST Health Care Rebate	53

GST/HST on Assignment Sales by Individuals	54

Taxation of Vaping Products	55

Cannabis Taxation Framework and General Administration under the Excise Act, 2001	57

WTO Settlement on the 100-per-cent Canadian Wine Exemption	60

Beer Taxation	60

Other Tax Measure	61

Amendments to the Nisga’a Final Agreement Act to Advance Tax Measures in the Nisga’a Nation Taxation Agreement	61

Previously Announced Measures	61

Notices of Ways and Means Motions	63

Notice of Ways and Means Motion to amend the Income Tax Act and Other Legislation	63

Notice of Ways and Means Motion to amend the Excise Tax Act	77

Notice of Ways and Means Motion to amend the Excise Act, 2001	79

Notice of Ways and Means Motion to amend the Excise Act	111

vi

Overview

This annex provides detailed information on tax measures proposed in the Budget.

Table 1 lists these measures and provides estimates of their fiscal impact.

The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001, the Excise Act and other legislation and draft amendments to various regulations.

In this annex, references to “Budget Day” are to be read as references to the day on which this Budget is presented.

Tax Measures: Supplementary information    1

Table 1 Revenue Impacts of Proposed Tax Measures[1,2] (millions of dollars)
	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	Total
Personal Income Tax
Tax-Free First Home Savings Account	-	-	55	215	225	230	725
Home Buyers’ Tax Credit	30	125	130	130	130	130	675
Multigenerational Home Renovation Tax Credit	-	5	25	25	25	25	105
Home Accessibility Tax Credit	3	15	15	15	15	15	78
Residential Property Flipping Rule	-	-4	-15	-15	-15	-15	-64
Labour Mobility Deduction for Tradespeople	25	110	110	115	115	120	595
Medical Expense Tax Credit for Surrogacy and Other Expenses	4	15	15	15	15	15	79
Annual Disbursement Quota for Registered Charities	-	-	-	-	-	-	-
Charitable Partnerships	-	7	13	35	45	65	165
Amendments to the Children’s Special Allowances Act and to the Income Tax Act	-	-	-	-	-	-	-
Borrowing by Defined Benefit Pension Plans	-	-	-	-	-	-	-
Reporting Requirements for RRSPs and RRIFs	-	-	-	-	-20	-30	-50
Business Income Tax
Canada Recovery Dividend	-	-810	-810	-810	-810	-810	-4,050
Additional Tax on Banks and Life Insurers	-	-290	-460	-430	-430	-445	-2,055
Investment Tax Credit for Carbon Capture, Utilization, and Storage	-	35	70	285	755	1,455	2,600
Clean Technology Incentives – Air Source Heat Pumps	-	9	15	10	10	9	53
Critical Mineral Exploration Tax Credit	-	65	45	110	90	90	400
Flow-Through Shares for Oil, Gas, and Coal Activities	-	-	-1	-2	-3	-3	-9
Small Business Deduction	-	10	165	160	160	165	660
International Financial Reporting Standards for Insurance Contracts (IFRS 17)	-	-	-575	-630	-565	-580	-2,350
Hedging and Short Selling by Canadian Financial Institutions	-	-65	-135	-140	-145	-150	-635
Application of the General Anti-Avoidance Rule to Tax Attributes	-	-	-	-	-	-	-
Genuine Intergenerational Share Transfers	-	-	-	-	-	-	-
Substantive CCPCs	-	-735	-965	-885	-825	-825	-4,235
International Tax Measures
International Tax Reform
Pillar One – Reallocation of Taxing Rights[3]	-	-	-	-	-	-	-
Pillar Two – Global Minimum Tax[4]	-	-	-	-	-	-	-
Exchange of Tax Information on Digital Economy Platform Sellers	-	-	-	-	-	-	-
Interest Coupon Stripping	-	-80	-125	-140	-145	-150	-640
Sales and Excise Tax Measures
GST/HST Health Care Rebate	-	3	3	3	3	4	16
GST/HST on Assignment Sales by Individuals	-	-10	-10	-10	-10	-10	-50
Taxation of Vaping Products	-	-69	-145	-145	-145	-150	-654

Table 1 Revenue Impacts of Proposed Tax Measures[1,2] (millions of dollars)
	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	Total
Cannabis Taxation Framework and General Administration under the Excise Act, 2001	-	-	-	-	-	-	-
WTO Settlement on the 100-per-cent Canadian Wine Exemption	-	-55	-80	-80	-85	-90	-390
Beer Taxation	-	1	2	2	2	2	9
Other Tax Measure
Amendments to the Nisga’a Final Agreement Act to Advance Tax Measures in the Nisga’a Nation Taxation Agreement	-	-	-	-	-	-	-
[1]	A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.
[2]	A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.
[3]

In the Economic and Fiscal Update of December 2021, revenues previously projected for the Digital Services Tax for 2023-24 and subsequent years were provisioned as a proxy for revenues from the eventual Pillar One multilateral framework. This provisioning is unchanged.

[4]	It is not possible to reliably estimate the revenue impact at this time.

Tax Measures: Supplementary information    3

Personal Income Tax Measures

Tax-Free First Home Savings Account

Budget 2022 proposes to create the Tax-Free First Home Savings Account (FHSA), a new registered account to help individuals save for their first home. Contributions to an FHSA would be deductible and income earned in an FHSA would not be subject to tax. Qualifying withdrawals from an FHSA made to purchase a first home would be non-taxable.

Some key design features of the FHSA are described below. The government will release its proposals for other design elements in the near future.

Eligibility

To open an FHSA, an individual must be a resident of Canada, and at least 18 years of age. In addition, the individual must not have lived in a home that they owned either:

●	at any time in the year the account is opened, or

●	during the preceding four calendar years.

Individuals would be limited to making non-taxable withdrawals in respect of a single property in their lifetime.

Once an individual has made a non-taxable withdrawal to purchase a home, they would be required to close their FHSAs within a year from the first withdrawal and would not be eligible to open another FHSA.

Contributions

The lifetime limit on contributions would be $40,000, subject to an annual contribution limit of $8,000. The full annual contribution limit would be available starting in 2023.

Unused annual contribution room could not be carried forward, meaning an individual contributing less than $8,000 in a given year would still face an annual limit of $8,000 in subsequent years.

An individual would be permitted to hold more than one FHSA, but the total amount that an individual contributes to all of their FHSAs could not exceed their annual and lifetime FHSA contribution limits.

Withdrawals and Transfers

Amounts withdrawn to make a qualifying first home purchase would not be subject to tax. Amounts that are withdrawn for other purposes would be taxable.

To provide flexibility, an individual could transfer funds from an FHSA to a registered retirement savings plan (RRSP) (at any time before the year they turn 71) or registered retirement income fund (RRIF). Transfers to an RRSP or RRIF would not be taxable at the time of transfer, but amounts would be taxed when withdrawn from the RRSP or RRIF in the usual manner. Transfers would not reduce, or be limited by, the individual’s available RRSP room. Withdrawals and transfers would not replenish FHSA contribution limits.

If an individual has not used the funds in their FHSA for a qualifying first home purchase within 15 years of first opening an FHSA, their FHSA would have to be closed. Any unused savings could be transferred into an RRSP or RRIF, or would otherwise have to be withdrawn on a taxable basis.

Individuals would also be allowed to transfer funds from an RRSP to an FHSA on a tax-free basis, subject to the $40,000 lifetime and $8,000 annual contribution limits. These transfers would not restore an individual’s RRSP contribution room.

Home Buyers’ Plan

The home buyers’ plan (HBP) allows individuals to withdraw up to $35,000 from an RRSP to purchase or build a home without having to pay tax on the withdrawal. Amounts withdrawn under the HBP must be repaid to an RRSP over a period not exceeding 15 years, starting the second year following the year in which the withdrawal was made.

The HBP will continue to be available as under existing rules. However, an individual will not be permitted to make both an FHSA withdrawal and an HBP withdrawal in respect of the same qualifying home purchase.

Effective Date

The government would work with financial institutions to have the infrastructure in place for individuals to be able to open an FHSA and start contributing at some point in 2023.

Home Buyers’ Tax Credit

First-time home buyers who acquire a qualifying home can obtain up to $750 in tax relief by claiming the First-Time Home Buyers’ Tax Credit (HBTC). The value of this non-refundable credit is calculated by multiplying the credit amount of $5,000 by the lowest personal income tax rate (15 per cent in 2022). Any unused portion of the HBTC may be claimed by an individual’s spouse or common-law partner as long as the combined total does not exceed $750 in tax relief.

An individual is a first-time home buyer if neither the individual nor the individual’s spouse or common-law partner owned and lived in another home in the calendar year of the home purchase or in any of the four preceding calendar years. This credit is also available for certain acquisitions of a home by or for the benefit of an individual who is eligible for the Disability Tax Credit, even if the first-time home buyer condition is not met.

Tax Measures: Supplementary information    5

A qualifying home is one that the individual or individual’s spouse or common-law partner intends to occupy as their principal residence no later than one year after its acquisition.

Budget 2022 proposes to double the HBTC amount to $10,000, which would provide up to $1,500 in tax relief to eligible home buyers. Spouses or common-law partners would continue to be able to split the value of the credit as long as the combined total does not exceed $1,500 in tax relief.

This measure would apply to acquisitions of a qualifying home made on or after January 1, 2022.

Multigenerational Home Renovation Tax Credit

Budget 2022 proposes to introduce a new Multigenerational Home Renovation Tax Credit. The proposed refundable credit would provide recognition of eligible expenses for a qualifying renovation. A qualifying renovation would be one that creates a secondary dwelling unit to permit an eligible person (a senior or a person with a disability) to live with a qualifying relation. The value of the credit would be 15 per cent of the lesser of eligible expenses and $50,000.

Eligible Persons

Seniors and adults with disabilities would be considered eligible persons for the purpose of the Multigenerational Home Renovation Tax Credit.

●	Seniors are individuals who are 65 years of age or older at the end of the taxation year that includes the end of the renovation period.

●

Adults with disabilities are individuals who are 18 years of age or older at the end of the taxation year that includes the end of the renovation period, and who are eligible for the Disability Tax Credit at any time in that year.

Qualifying Relations

For the purposes of this credit, a qualifying relation, in respect of an eligible person, would be an individual who is 18 years of age or older at the end of the taxation year that includes the end of the renovation period and is a parent, grandparent, child, grandchild, brother, sister, aunt, uncle, niece or nephew of the eligible person (which includes the spouse or common-law partner of one of those individuals).

Eligible Claimants

The Multigenerational Home Renovation Tax Credit may be claimed by:

●	an individual who ordinarily resides, or intends to ordinarily reside, in the eligible dwelling within twelve months after the end of the renovation period and who is:

—	an eligible person;

—	the spouse or common-law partner of the eligible person;

—	a qualifying relation, in respect of an eligible person; or

●	a qualifying relation, in respect of an eligible person, who owns the eligible dwelling.

Where one or more eligible claimants make a claim in respect of an eligible renovation, the total of all amounts claimed in respect of the qualifying renovation must not exceed $50,000. If the claimants cannot agree as to what portion of the amounts each can claim, the Minister of National Revenue would be allowed to fix the portions.

Eligible Dwelling

For the purposes of this credit, an eligible dwelling would be defined as a housing unit that is:

●	owned (either jointly or otherwise) by the eligible person, the spouse or common-law partner of the eligible person or a qualifying relation in respect of the eligible person; and

●	where the eligible person and a qualifying relation in respect of the eligible person ordinarily reside, or intend to ordinarily reside, within twelve months after the end of the renovation period.

An eligible dwelling would include the land subjacent to the housing unit and the immediately contiguous land, but would not include the portion of that land that exceeds the greater of 1⁄2 hectare and the portion of that land that the individual establishes is necessary for the use and enjoyment of the housing unit as a residence.

Qualifying Renovation

For the purposes of this credit, a qualifying renovation would be defined as a renovation or alteration of, or addition to, an eligible dwelling that is:

●	of an enduring nature and integral to the eligible dwelling; and

●

undertaken to enable an eligible person to reside in the dwelling with a qualifying relation, by establishing a secondary unit within the dwelling for occupancy by the eligible person or the qualifying relation.

Tax Measures: Supplementary information    7

A secondary unit would be defined as a self-contained dwelling unit with a private entrance, kitchen, bathroom facilities and sleeping area. The secondary unit could be newly constructed or created from an existing living space that did not already meet the requirements to be a secondary unit. To be eligible, relevant building permits for establishing a secondary unit must be obtained and renovations must be completed in accordance with the laws of the jurisdiction in which an eligible dwelling is located.

One qualifying renovation would be permitted to be claimed in respect of an eligible person over their lifetime.

Renovation Period

For the purposes of this credit, the renovation period means a period that:

●	begins at the time that an application for a building permit for a qualifying renovation is submitted; and

●

ends at the time when the qualifying renovation passes a final inspection, or proof of completion of the project according to all legal requirements of the jurisdiction in which the renovation was undertaken is otherwise obtained.

The credit would be available to be claimed for the taxation year that includes the end of the renovation period.

Eligible Expenses

Expenses would be eligible for the Multigenerational Home Renovation Tax Credit if they are made or incurred during the renovation period, for the purpose of a qualifying renovation, and are reasonable in the context of that purpose (i.e., enabling an eligible person to reside in the dwelling with a qualifying relation).

Eligible expenses would include the cost of labour and professional services, building materials, fixtures, equipment rentals and permits. Items such as furniture, as well as items that retain a value independent of the renovation (such as construction equipment and tools), would not be integral to the dwelling and expenses for such items would therefore not qualify for the credit. The following are examples of other expenses that would not be eligible for the Multigenerational Home Renovation Tax Credit:

●	the cost of annual, recurring or routine repair or maintenance;

●	expenses for household appliances and devices, such as audio-visual electronics;

●	payments for services such as outdoor maintenance and gardening, housekeeping or security;

●	the costs of financing a renovation (e.g., mortgage interest costs);

●

goods or services provided by a person not dealing at arm’s length with the claimant, unless that person is registered for Goods and Services Tax/ Harmonized Sales Tax purposes under the Excise Tax Act; and

●	any expenses not supported by receipts.

Expenses that may be included in a claim must be reduced by any reimbursement or any other form of assistance that an individual is or was entitled to receive, including any related rebates, such as those for Goods and Services Tax/Harmonized Sales Tax. Expenses would not be eligible for the Multigenerational Home Renovation Tax Credit if they are claimed under the Medical Expense Tax Credit and/or Home Accessibility Tax Credit.

Coming into Force

This measure would apply for the 2023 and subsequent taxation years, in respect of work performed and paid for and/or goods acquired on or after January 1, 2023.

Home Accessibility Tax Credit

The Home Accessibility Tax Credit is a non-refundable tax credit that provides recognition of eligible home renovation or alteration expenses in respect of an eligible dwelling of a qualifying individual. A qualifying individual is an individual who is eligible to claim the Disability Tax Credit at any time in a tax year, or an individual who is 65 years of age or older at the end of a tax year. The value of the credit is calculated by applying the lowest personal income tax rate (15 per cent in 2022) to an amount that is the lesser of eligible expenses and $10,000.

To better support independent living, Budget 2022 proposes to increase the annual expense limit of the Home Accessibility Tax Credit to $20,000. This enhancement would provide additional tax support for more significant renovations undertaken to improve accessibility, such as building a bedroom and/or a bathroom to permit first-floor occupancy for a qualifying person who has difficulty accessing living spaces on other floors.

This measure would apply to expenses incurred in the 2022 and subsequent taxation years.

Residential Property Flipping Rule

Property flipping involves purchasing real estate with the intention of reselling the property in a short period of time to realize a profit. Profits from flipping properties are fully taxable as business income, meaning they are not eligible for the 50-per-cent capital gains inclusion rate or the Principal Residence Exemption.

The Government is concerned that certain individuals engaged in flipping residential real estate are not properly reporting their profits as business income. Instead, these individuals may be improperly reporting their profits as capital gains and, in some cases, claiming the Principal Residence Exemption.

Tax Measures: Supplementary information    9

Budget 2022 proposes to introduce a new deeming rule to ensure profits from flipping residential real estate are always subject to full taxation. Specifically, profits arising from dispositions of residential property (including a rental property) that was owned for less than 12 months would be deemed to be business income.

The new deeming rule would not apply if the disposition of property is in relation to at least one of the life events listed below:

●	Death: a disposition due to, or in anticipation of, the death of the taxpayer or a related person.

●

Household addition: a disposition due to, or in anticipation of, a related person joining the taxpayer’s household or the taxpayer joining a related person’s household (e.g., birth of a child, adoption, care of an elderly parent).

●

Separation: a disposition due to the breakdown of a marriage or common-law partnership, where the taxpayer has been living separate and apart from their spouse or common-law partner because of a breakdown in the relationship for a period of at least 90 days.

●	Personal safety: a disposition due to a threat to the personal safety of the taxpayer or a related person, such as the threat of domestic violence.

●	Disability or illness: a disposition due to a taxpayer or a related person suffering from a serious disability or illness.

●

Employment change: a disposition for the taxpayer or their spouse or common-law partner to work at a new location or due to an involuntary termination of employment. In the case of work at a new location, the taxpayer’s new home must be at least 40 kilometres closer to the new work location.

●	Insolvency: a disposition due to insolvency or to avoid insolvency (i.e., due to an accumulation of debts).

●	Involuntary disposition: a disposition against someone’s will, for example, due to, expropriation or the destruction or condemnation of the taxpayer’s residence due to a natural or man-made disaster.

Where the new deeming rule applies, the Principal Residence Exemption would not be available.

Where the new deeming rule does not apply because of a life event listed above or because the property was owned for 12 months or more, it would remain a question of fact whether profits from the disposition are taxed as business income.

The measure would apply in respect of residential properties sold on or after January 1, 2023.

Labour Mobility Deduction for Tradespeople

Temporary relocations to obtain employment may not qualify for existing tax recognition for moving or travel expenses, particularly if they do not involve a change in an individual’s ordinary residence and the employer does not provide relocation assistance.

Budget 2022 proposes to introduce a Labour Mobility Deduction for Tradespeople to recognize certain travel and relocation expenses of workers in the construction industry, for whom such relocations are relatively common. This measure would allow eligible workers to deduct up to $4,000 in eligible expenses per year.

For the purposes of this deduction, an eligible individual would be a tradesperson or an apprentice who:

●

makes a temporary relocation that enables them to obtain or maintain employment under which the duties performed by the taxpayer are of a temporary nature in a construction activity at a particular work location; and

●	ordinarily resided prior to the relocation at a residence in Canada, and during the period of the relocation, at temporary lodging in Canada near that work location.

Eligible Temporary Relocation

To qualify as an eligible temporary relocation:

●	the temporary lodging must be at least 150 kilometres closer than the ordinary residence to the particular work location;

●	the particular work location must be located in Canada; and

●	the temporary relocation must be for a minimum duration of 36 hours.

To ensure that the measure does not subsidize long-distance commuting or expenses of those who choose to live far from where they typically work, it would further be required that the particular work location not be in the locality in which the eligible individual principally works (i.e., carries on employment or business activity).

Eligible Expenses

Eligible expenses in respect of an eligible temporary relocation would be reasonable amounts associated with expenses incurred for:

●	temporary lodging for the eligible individual near the particular work location;

●	transportation for the individual for one round trip from the location where the individual ordinarily resides to the temporary lodging; and

●	meals for the individual in the course of travel while making one round trip to and from the temporary lodging.

Tax Measures: Supplementary information    11

An individual would not be permitted to claim lodging expenses for a period of time under this measure unless they maintain an ordinary residence elsewhere that remains available for their or their immediate family’s use during that time period.

An individual would not be allowed to claim expenses in respect of which they received financial assistance from an employer that is not included in income. The maximum amount of expenses that could be claimed in respect of a particular eligible temporary relocation would be capped at 50 per cent of the worker’s employment income from construction activities at the particular work location in the year. Flexibility would be provided by allowing expenses to be claimed in a tax year before or after the year they were incurred provided they were not deductible in a prior year. This would enable workers to claim expenses in the tax year they earned the associated employment income and address cases where expenses related to a relocation span two tax years.

Amounts claimed under the Labour Mobility Deduction for Tradespeople would not be deductible under the existing Moving Expense Deduction. Similarly, amounts that are otherwise deducted could not be claimed under the Labour Mobility Deduction for Tradespeople.

Coming into Force

This measure would apply to the 2022 and subsequent taxation years.

Medical Expense Tax Credit for Surrogacy and Other Expenses

The Medical Expense Tax Credit (METC) is a 15-per-cent non-refundable tax credit that recognizes the effect of above-average medical or disability-related expenses on an individual’s ability to pay tax. For 2022, the METC is available for qualifying medical expenses in excess of the lesser of $2,479 and three per cent of the individual’s net income. Eligible expenses must generally be in respect of products and services received by the patient, defined as the taxpayer, the taxpayer’s spouse or common-law partner or certain dependants of the taxpayer.

Individuals who intend to be parents may pursue a number of approaches to build their families, including the use of assisted reproductive technologies. Many of the costs related to the use of reproductive technologies are already eligible expenses for the METC. For example, in vitro fertilization procedures and associated expenses are generally recognized as eligible expenses of the taxpayer under the credit, provided that the expenses relate to the patient, as described above. However, some approaches to building a family involve medical expenses for individuals other than the intended parents. Budget 2022 proposes to broaden the METC to recognize these circumstances.

Medical Expenses Related to a Surrogate Mother or Sperm, Ova or Embryo Donor

Budget 2022 proposes to provide a broader definition of patient in cases where an individual would rely on a surrogate or a donor in order to become a parent.

In these cases, patient would be defined as:

●	the taxpayer;

●	the taxpayer’s spouse or common-law partner;

●	a surrogate mother; or

●	a donor of sperm, ova or embryos.

This broader definition would allow medical expenses paid by the taxpayer, or the taxpayer’s spouse or common-law partner, with respect to a surrogate mother or donor to be eligible for the METC. For example, expenses paid by the intended parent to a fertility clinic for an in vitro fertilization procedure with respect to a surrogate mother or for hormone medication for an ova donor would be eligible for the METC.

Reimbursement of Medical Expenses Incurred by a Surrogate Mother or Sperm, Ova or Embryo Donor

In Canada, it is illegal to pay consideration to surrogate mothers or donors; however, surrogate mothers and donors may receive reimbursement from intended parents of certain out-of-pocket expenses, including some medical expenses. Under current tax rules, reimbursements for medical expenses with respect to these individuals are not currently eligible to be claimed by the intended parents.

Budget 2022 proposes to allow reimbursements paid by the taxpayer to a patient, under the expanded definition proposed above, to be eligible for the METC, provided that the reimbursement is made in respect of an expense that would generally qualify under the credit. For example, the METC could be available for reimbursements paid by the taxpayer for expenses incurred by a surrogate mother with respect to an in vitro fertilization procedure or prescription medication related to their pregnancy.

Fees Paid to Acquire Donated Human Sperm or Ova

Budget 2022 also proposes to allow fees paid to fertility clinics and donor banks in order to obtain donor sperm or ova to be eligible under the METC. Such expenses would be eligible where the sperm or ova are acquired for use by an individual in order to become a parent.

Tax Measures: Supplementary information    13

Eligible Expenses

Only expenses incurred in Canada would be eligible. In Canada, surrogacy and gamete and embryo donation are regulated under the Assisted Human Reproduction Act. The Reimbursement Related to Assisted Human Reproduction Regulations outline which reimbursements are permissible under the Assisted Human Reproduction Act. All expenses claimed under the METC would be required to be in accordance with the Assisted Human Reproduction Act and associated regulations.

Coming into Force

This measure would apply to expenses incurred in the 2022 and subsequent taxation years.

Annual Disbursement Quota for Registered Charities

Registered charities are generally required to expend a minimum amount each year, referred to as the disbursement quota (DQ). The DQ is currently equal to 3.5 per cent of the registered charity’s property not used directly in charitable activities or administration. The DQ is designed to ensure the timely disbursement of tax-assisted funds towards charitable purposes, while allowing for reasonable asset growth within the charitable sector to support charitable activities in the future.

Budget 2022 proposes to make a number of changes to increase expenditures by larger charities, and to improve the enforcement and operation of the DQ rules.

Modifying the Rate of the DQ

Budget 2022 proposes to increase the DQ rate from 3.5 per cent to 5 per cent for the portion of property not used in charitable activities or administration that exceeds $1 million. This would increase expenditures by charities overall, while accommodating smaller grant-making charities that may not be able to realize the same investment returns as larger charities.

In addition, Budget 2022 proposes to amend the Income Tax Act to clarify that expenditures for administration and management are not considered qualifying expenditures for the purpose of satisfying a charity’s DQ.

Relief for Certain Circumstances

Where a charity is unable to meet its DQ, it may apply to the CRA and request relief from the DQ requirement. If granted, a charity is deemed to have a charitable expenditure for the tax year.

To better reflect actual expenditures on charitable activities, Budget 2022 proposes to amend the existing rule such that the CRA will have the discretion to grant a reduction in a charity’s DQ obligation for any particular tax year.

In addition, to improve transparency with respect to charities that have a reduction to their DQ, Budget 2022 proposes to allow the CRA to publicly disclose information relating to such a decision.

The Income Tax Act also allows a charity to apply to the CRA for permission to accumulate property for a specific purpose. If granted, any property accumulated in accordance with the approval, including any income earned, is not included in calculating a charity’s DQ.

Given prior changes that simplified the DQ by removing a number of spending requirements, as well as existing provisions, which provide relief to charities, the accumulation of property rule is no longer necessary. Accordingly, Budget 2022 proposes to remove the accumulation of property rule.

Coming into Force

These measures would apply to charities in respect of their fiscal periods beginning on or after January 1, 2023. The amendment removing the accumulation of property rule would not apply to approved property accumulations resulting from applications submitted by a charity prior to January 1, 2023.

Charitable Partnerships

Under the Income Tax Act, registered charities are limited to devoting their resources to charitable activities they carry on themselves or providing gifts to qualified donees. Where charities conduct activities through an intermediary organization (other than a qualified donee), they must maintain sufficient control and direction over the activity such that it can be considered their own.

Budget 2022 proposes a number of changes to improve the operation of these rules, allowing charities to make qualified disbursements to organizations that are not qualified donees, provided that they meet certain accountability requirements under the Income Tax Act. Additional measures designed to ensure compliance by charities with these new rules are forthcoming.

Accountability Requirements

Budget 2022 proposes to allow charities to make qualifying disbursements to organizations that are not qualified donees, provided that these disbursements are in furtherance of the charity’s charitable purposes and the charity ensures that the funds are applied to charitable activities by the grantee.

In addition, in order to be considered a qualifying disbursement, charities will be required to meet certain mandatory accountability requirements defined in the Income Tax Act that are designed to ensure that their resources will be used for charitable purposes, including:

●	Conducting a pre-grant inquiry sufficient to provide reasonable assurances that the charity’s resources will be used for the purposes set out in the

Tax Measures: Supplementary information    15

written agreement. This will include a review of the identity, past history, practices, activities and areas of expertise of the grantee.

●	Having a written agreement between the charity and the grantee, including:

—	the terms and conditions of the funding provided;

—	a description of the charitable activities that the recipient will undertake;

—	a requirement that any funds not used for the purposes for which they were granted be returned to the charity; and

—	a requirement that records relating to the use of the charity’s resources be maintained and accessible for a minimum of six years following the end of the relevant taxation year.

●

Monitoring the grantee, which would include receiving periodic reports on the use of the charity’s resources, at least annually (e.g., details on the use of the funds, compliance with the terms of the grant, and progress made toward the purposes of the grant) and taking remedial action as required.

●

Receiving full and detailed final reports from the grantee, including outlining the results achieved with the charity’s resources, detailing how the funds were spent, and providing sufficient documentary evidence to demonstrate that funds were used for the purposes for which they were granted. The charity would also be required to demonstrate that these final reports and supporting documentation were reviewed and approved by the charity.

●	Publicly disclosing on its annual information return information relating to grants above $5,000.

Books and Records

To ensure that the CRA is able to verify that charitable resources have been applied to the purposes for which they have been granted, Budget 2022 proposes to require charities to, upon request by the CRA, take all reasonable steps to obtain receipts, invoices, or other documentary evidence from grantees to demonstrate amounts were spent appropriately.

Directed donations

Modifications to the current framework could increase the risk of a charity acting as a conduit for donations to other organizations. To address this issue, Budget 2022 proposes to extend an existing provision in the Income Tax Act, which currently applies to registered Canadian amateur athletic associations and registered journalism organizations, to registered charities. This rule would prohibit registered charities from accepting gifts, the granting of which was expressly or implicitly conditional on making a gift to a person other than a qualified donee.

Coming into Force

These changes would apply as of royal assent of the enacting legislation.

Amendments to the Children’s Special Allowances Act and to the Income Tax Act

As a consequence of An Act respecting First Nations, Inuit and Métis children, youth and families, which came into force on January 1, 2020, Budget 2022 proposes legislative amendments to the Children’s Special Allowances Act and its regulations and to the Income Tax Act to ensure that the special allowance, the Canada Child Benefit and the Canada Workers Benefit amount for families continue to support children in need of protection. Budget 2022 also proposes to amend the Income Tax Act to ensure consistent tax treatment of kinship care providers and foster parents who receive financial assistance from Indigenous communities.

Children’s Special Allowance

The Government of Canada pays the Children’s Special Allowance in respect of children who are in the care of, and maintained by, a federal, provincial, territorial or First Nations agency or institution (e.g., a child protection agency).

The Children’s Special Allowances Act currently requires an agency or institution to be licensed, or authorized to operate, under a federal, provincial or territorial law in order to be eligible for the special allowance.

Budget 2022 proposes to amend the Children’s Special Allowances Act and its regulations to allow the payment of the special allowance in respect of a child who is maintained under Indigenous laws where an Indigenous governing body has provided notice of intent to exercise its legislative authority in relation to child and family services to the Government of Canada (or has done so implicitly by requesting to enter into a coordination agreement for such services), under An Act respecting First Nations, Inuit and Métis children, youth and families (referred to hereafter as an “Indigenous governing body”).

Proposed amendments would also provide for adjustments to be made to the definition of Indigenous governing body, for the purpose of the special allowance, through the regulations. This would provide some flexibility for the Government of Canada to adapt to future developments in this evolving area as Indigenous communities work to establish their delivery models for child and family services.

Budget 2022 also proposes to amend the Children’s Special Allowance Regulations to allow:

●	An Indigenous governing body to be recognized, where all other eligibility requirements are met, as:

—	an eligible applicant for the special allowance; and

—	maintaining a child for the purpose of the special allowance.

●

For the exchange of information between the Government of Canada and an Indigenous governing body for the purpose of the administration of a social, income assistance or health insurance program of the Indigenous governing body, under certain conditions.

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Tax Measures for Kinship Care Providers and Foster Parents of Indigenous Children

To ensure consistent treatment between kinship care providers and foster parents receiving financial assistance from an Indigenous governing body and those receiving such assistance from a provincial/territorial government, Budget 2022 proposes to amend the Income Tax Act to:

●

clarify that a kinship care provider may be considered to be the parent of a child in their care for the purposes of the Canada Workers Benefit amount for families and the Canada Child Benefit, regardless of whether they receive financial assistance from an Indigenous governing body, provided they meet all other eligibility requirements; and

●

ensure that financial assistance payments for the care of a child received by kinship care providers or foster parents from an Indigenous governing body are neither taxable, nor included in income for the purposes of determining entitlement to income-tested benefits and credits.

Coming into Force

These measures would apply for the 2020 and subsequent taxation years.

Borrowing by Defined Benefit Pension Plans

The rules in the Income Tax Regulations currently restrict a registered pension plan from borrowing money, except in limited circumstances. First, borrowing is allowed for the acquisition of income-producing real property where the borrowed amount does not exceed the cost of the real property and only the real property is used as security for the loan. Second, borrowing is permitted where the term of the loan does not exceed 90 days and the property of the plan is not pledged as security for the loan (unless the money is borrowed to avoid the distress sale of plan assets). Temporary rules permit borrowing for terms longer than 90 days if repaid by April 30, 2022.

Budget 2022 proposes to provide more borrowing flexibility to administrators of defined benefit registered pension plans (other than individual pension plans) by maintaining the borrowing rule for real property acquisitions and replacing the 90-day term limit with a limit on the total amount of additional borrowed money (for purposes other than acquiring real property), equal to the lesser of:

●	20 per cent of the value of the plan’s assets (net of unpaid borrowed amounts); and

●	the amount, if any, by which 125 per cent of the plan’s actuarial liabilities exceeds the value of the plan’s assets (net of unpaid borrowed amounts).

The new borrowing limit would be redetermined on the first day of each fiscal year of the plan, based on the value of assets and unpaid borrowed amounts on that day and the actuarial liabilities on the effective date of the plan’s most recent actuarial valuation report. Each redetermined limit would not apply to borrowings entered into before that time.

Plan administrators must continue to comply with the provisions of federal or provincial pension benefit standards legislation which ensure that pension funds are administered with a duty of care, investments are made in a reasonable and prudent manner and the plan is funded in accordance with prescribed funding standards. These standards are designed to manage the risks to the promised benefits of plan members and ensure the stability of registered pension plans. They would be unaffected by the proposed measure.

This measure would apply to amounts borrowed by defined benefit registered pension plans (other than individual pension plans) on or after Budget Day.

Reporting Requirements for RRSPs and RRIFs

Registered retirement savings plans (RRSPs) and registered retirement income funds (RRIFs) form an important part of Canada’s retirement income system. The tax deferral provided by these savings vehicles assists and encourages Canadians to save for retirement and achieve their retirement income goals.

Financial institutions are currently required to report annually to the Canada Revenue Agency the payments out of, and contributions to, each RRSP and RRIF that they administer. By comparison, financial institutions file a comprehensive annual information return in respect of each tax-free savings account that they administer, which includes the fair market value of property held in the account.

Budget 2022 proposes to require financial institutions to annually report to the Canada Revenue Agency the total fair market value, determined at the end of the calendar year, of property held in each RRSP and RRIF that they administer. This information would assist the Canada Revenue Agency in its risk-assessment activities regarding qualified investments held by RRSPs and RRIFs.

This measure would apply to the 2023 and subsequent taxation years.

Business Income Tax Measures

Canada Recovery Dividend and Additional Tax on Banks and Life Insurers

Budget 2022 proposes to introduce the one-time Canada Recovery Dividend (CRD) and an additional tax on banks and life insurers.

Canada Recovery Dividend

Budget 2022 proposes to introduce the CRD in the form of a one-time 15-percent tax on bank and life insurer groups. A group would include a bank or life insurer and any other financial institution (for the purposes of Part VI of the Income Tax Act) that is related to the bank or life insurer.

Tax Measures: Supplementary information    19

The CRD would be determined based on a corporation’s taxable income for taxation years ending in 2021. A proration rule would be provided for short taxation years. Bank and life insurer groups subject to the CRD would be permitted to allocate a $1 billion taxable income exemption by agreement amongst group members.

The CRD liability would be imposed for the 2022 taxation year and would be payable in equal amounts over five years.

Additional Tax on Banks and Life Insurers

Budget 2022 proposes to introduce an additional tax of 1.5 per cent of the taxable income for members of bank and life insurer groups (determined in the same manner as the CRD). Bank and life insurer groups subject to the additional tax would be permitted to allocate a $100 million taxable income exemption by agreement amongst group members.

The proposed additional tax would apply to taxation years that end after Budget Day. For a taxation year that includes Budget Day, the additional tax would be prorated based on the number of days in the taxation year after Budget Day.

Investment Tax Credit for Carbon Capture, Utilization, and Storage

Carbon capture, utilization, and storage (CCUS) is a suite of technologies that capture carbon dioxide (CO2) emissions from fuel combustion, industrial processes or directly from the air, to either store the CO2 (typically deep underground) or use the CO2 in industry.

Budget 2022 proposes to introduce an investment tax credit for CCUS (the CCUS Tax Credit). The CCUS Tax Credit would be refundable and available to businesses that incur eligible expenses starting on January 1, 2022.

Eligible Expenses

The CCUS Tax Credit would be available in respect of the cost of purchasing and installing eligible equipment (see “Eligible Equipment” section) used in an eligible CCUS project (see “Eligible Project” section), so long as the equipment was part of a project where the captured CO2 was used for an eligible use (see “Eligible CO2 Uses” section).

The project would also be subject to the required validation and verification process (see “Validation and Verification” section), would need to meet the storage requirements (see “Storage Requirements” section), and a climate-related financial disclosure report would need to be produced (see “Climate Risk Disclosure” section), in order for the CCUS Tax Credit to be claimed.

Credit Rates

The following rates would apply to eligible expenses incurred after 2021 through 2030:

●	60 per cent for eligible capture equipment used in a direct air capture project;
●	50 per cent for all other eligible capture equipment; and
●	37.5 per cent for eligible transportation, storage, and use equipment.

Eligible expenses that are incurred after 2030 through 2040 would be subject to the lower rates set out below:

●	30 per cent for eligible capture equipment used in a direct air capture project;
●	25 per cent for all other eligible capture equipment; and
●	18.75 per cent for eligible transportation, storage, and use equipment.

Eligible Equipment

Equipment that will be used solely to capture, transport, store, or use CO2 as part of an eligible CCUS project would be considered eligible equipment.

Investors in CCUS technologies would be able to claim the CCUS Tax Credit on eligible expenses in respect of the tax year in which the expenses are incurred, regardless of when the equipment becomes available for use. The CCUS Tax Credit would not be available for equipment in respect of which a previous owner has received the CCUS Tax Credit.

CCUS equipment would be included in two new capital cost allowance classes:

●	8-per-cent capital cost allowance rate on a declining-balance basis:

—	capture equipment: equipment that solely captures CO2 , including required processing and compression equipment (not including dual purpose equipment that supports CCUS and production);

—	transportation equipment: pipelines or dedicated vehicles for transporting CO2 ;
—	storage equipment: injection and storage equipment; and
●	20-per-cent capital cost allowance rate on a declining-balance basis:
—	use equipment: equipment required for using CO2 in an eligible use.

These classes would also include the cost of:

●	converting existing equipment for use in a CCUS project or refurbishing eligible equipment;

●	equipment for monitoring and tracking CO2 ; and

●	buildings or other structures that solely support a CCUS project.

These classes would be eligible for enhanced first year depreciation under the Accelerated Investment Incentive.

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Equipment that is required for hydrogen production, natural gas processing, acid gas injection or that does not support CCUS would be ineligible.

Other expenses that may be related to a CCUS project would not be eligible for the CCUS Tax Credit, including feasibility studies, front end engineering design studies and operating expenses.

Exploration and development expenses associated with storing CO2 would also not be eligible for the CCUS Tax Credit. Nonetheless, in recognition of these expenses that relate to a CCUS project, two new capital cost allowance classes would be established for intangible exploration expenses and development expenses associated with storing CO2. These would be depreciable at rates of 100 per cent and 30 per cent respectively, on a declining-balance basis.

Eligible Project

An eligible CCUS project is a new project that captures CO2 that would otherwise be released into the atmosphere, or captures CO2 from the ambient air, prepares the captured CO2 for compression, compresses and transports the captured CO2, and stores or uses the captured CO2. Direct air capture projects, which are eligible for a higher credit rate on capture equipment, must capture CO2 directly from the ambient air. Taxpayers may be involved in one or more of the activities that constitute a CCUS project.

Equipment will only be eligible if it is part of a CCUS project and is put in use in Canada. CO2 must be captured in Canada but can be stored or used outside of Canada (provided the project satisfies the requirements discussed under the “Eligible CO2 Uses” section and is located in a jurisdiction that satisfies the requirements discussed under the “Storage Requirements” section).

CCUS projects would not be eligible where emissions reductions are necessary in order to achieve compliance with the Reduction of Carbon Dioxide Emissions from Coal-fired Generation of Electricity Regulations and the Regulations Limiting Carbon Dioxide Emissions from Natural Gas-fired Generation of Electricity.

Eligible CO2 Uses

The extent to which the CCUS Tax Credit is available for eligible equipment would depend on the end use of the CO2 being captured. Eligible uses would initially include dedicated geological storage and storage in concrete. Enhanced oil recovery would not be eligible.

Where eligible equipment is part of a project that plans to store CO2 through both eligible and ineligible uses, the CCUS Tax Credit would be reduced by the portion of CO2 expected to go to ineligible uses over the life of the project, as set out in initial project plans.

Once the project begins operating, taxpayers would be required to track and account for the amount of CO2 being captured, and the portions that end up going to eligible and ineligible uses. To the extent that the portion of CO2 going to an ineligible use exceeds what was set out in the initial project plans, taxpayers may be required to repay CCUS Tax Credit amounts that were previously paid.

Recovery of the CCUS Tax Credit

Once projects begin to capture CO2, they would be assessed at five-year intervals, to a maximum of 20 years, to determine if a recovery of the CCUS Tax Credit is warranted. Assessments would be based on the total amount of CO2 going to an ineligible use over the five-year period being assessed.

A recovery would be calculated if the portion of CO2 going to an ineligible use is more than five percentage points higher than set out in the initial project plans (i.e., the basis on which the CCUS Tax Credit was paid).

Specific design features of the recovery will be released at a later date.

Storage Requirements

In the case of qualifying dedicated geological storage, the CCUS Tax Credit will only be available to projects in jurisdictions where there are sufficient regulations to ensure that CO2 is permanently stored as determined by Environment and Climate Change Canada. Initially, the CCUS Tax Credit will only be available to CCUS projects that store the CO2 in Saskatchewan or Alberta. All projects will be subject to relevant federal, provincial and territorial regulations.

For storage in concrete to be considered an eligible use, the process for using and storing CO2 in concrete must be approved by Environment and Climate Change Canada and demonstrate that at least 60 per cent of the CO2 that is injected into the concrete is mineralized and locked into the concrete produced. The CCUS Tax Credit would be available in all jurisdictions so long as the process for storing CO2 in this manner is approved.

Validation and Verification

Projects that expect to have eligible expenses of $100 million or greater over the life of the project based on project plans would generally be required to undergo an initial project tax assessment. The tax assessment would identify the expenses that are eligible for the CCUS Tax Credit, and the tax credit rate that is expected to apply, based on initial project design. Projects could also choose to undergo an initial project tax assessment on a voluntary basis.

Prior to claiming CCUS Tax Credit amounts, eligible expenses would need to be verified by Natural Resources Canada. Verification would occur as soon as possible after the end of the taxpayer’s tax year, and in advance of filing its tax return, in order for the refund to be processed upon filing. Administrative details of this process would be provided at a later date.

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Knowledge Sharing

CCUS projects that expect to have eligible expenses of $250 million or greater over the life of the project based on project plans would be required to contribute to public knowledge sharing in Canada in order to be eligible for the CCUS Tax Credit.

Details on this process and information to be shared would be provided at a later date.

Climate Risk Disclosure

In order to be eligible for the CCUS Tax Credit, taxpayers would be required to produce a climate-related financial disclosure report highlighting how their corporate governance, strategies, policies and practices will help manage climate-related risks and opportunities and contribute to achieving Canada’s commitments under the Paris Agreement and goal of net zero by 2050.

Details on this process and information to be shared would be provided at a later date.

Coming into Force

This measure would apply to eligible expenses incurred after 2021 and before 2041.

Strategic Environmental Assessment Statement

This measure is expected to have a positive environmental impact by encouraging investment in technologies that would reduce emissions of greenhouse gases. This would help advance the government’s Federal Sustainable Development Strategy target to reduce greenhouse gas emissions by 40 to 45 per cent below 2005 levels by 2030, and achieve net-zero greenhouse gas emissions by 2050.

Clean Technology Tax Incentives – Air-Source Heat Pumps

An air-source heat pump is a device that uses electrical energy to provide interior space heating or cooling by exchanging heat with the outside air. As a means to displace the use of fossil fuels for heating, or of providing a more efficient means of heating with electricity (e.g., compared to electric baseboard heaters), air-source heat pumps can play a role in reducing emissions of greenhouse gases and air pollutants associated with heating buildings in Canada.

Capital Cost Allowance for Clean Energy Equipment

Under the Income Tax Act, taxpayers are entitled to deduct a portion of the capital cost of a depreciable property, as capital cost allowance (CCA), in computing their income for each taxation year. With some exceptions, CCA deductions are claimed by class of property and are calculated on a declining-balance basis.

Under the CCA regime, Classes 43.1 and 43.2 of Schedule II to the Income Tax Regulations provide accelerated CCA rates (30 per cent and 50 per cent, respectively) for investments in specified clean energy generation and energy conservation equipment. Property in these classes that is acquired after November 20, 2018 and that becomes available for use before 2024 is eligible for immediate expensing while property that becomes available for use after 2023 and before 2028 is subject to a phase-out from these immediate expensing rules.

In addition, if the majority of the tangible property in a project is eligible for inclusion in Class 43.1 or 43.2, certain intangible project start-up expenses (e.g., engineering and design work, and feasibility studies) are treated as Canadian Renewable and Conservation Expenses. These expenses can generally be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares.

Budget 2022 proposes to expand eligibility under Classes 43.1 and 43.2 to include air-source heat pumps primarily used for space or water heating. Eligible property would include equipment that is part of an air-source heat pump system that transfers heat from the outside air, including refrigerant piping, energy conversion equipment, thermal energy storage equipment, control equipment and equipment designed to enable the system to interface with other heating and cooling equipment. Eligible property would not include:

●	buildings or parts of buildings;

●	energy equipment that backs up an air-source heat pump system; or

●	equipment that distributes heated or cooled air or water within a building.

This expansion of Classes 43.1 and 43.2 would apply in respect of property that is acquired and that becomes available for use on or after Budget Day, where it has not been used or acquired for use for any purpose before Budget Day.

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Rate Reduction for Zero-Emission Technology Manufacturers

Budget 2021 proposed a temporary measure to reduce corporate income tax rates for qualifying zero-emission technology manufacturers. Specifically, taxpayers would be able to apply reduced tax rates on eligible zero-emission technology manufacturing and processing income of:

●	7.5 per cent, where that income would otherwise be taxed at the 15-per-cent general corporate tax rate; and

●	4.5 per cent, where that income would otherwise be taxed at the 9-per-cent small business tax rate.

The reduced tax rates would apply to taxation years that begin after 2021, subject to a phase-out starting in taxation years that begin in 2029, and would be fully phased out for taxation years that begin after 2031.

Budget 2022 proposes to include the manufacturing of air-source heat pumps used for space or water heating as an eligible zero-emission technology manufacturing or processing activity. Eligible activities would include the manufacturing of components or sub-assemblies only if such equipment is purpose-built or designed exclusively to form an integral part of an air-source heat pump.

Strategic Environmental Assessment Statement

These measures are expected to have a positive environmental impact by encouraging investment in a technology that would reduce emissions of greenhouse gases and air pollutants. These measures would also contribute to the Federal Sustainable Development Strategy goal of growing the clean technology industry in Canada.

Critical Mineral Exploration Tax Credit

Flow-through share agreements allow corporations to renounce or “flow through” specified expenses to investors, who can deduct the expenses in calculating their taxable income.

The Mineral Exploration Tax Credit (METC) provides an additional income tax benefit for individuals who invest in mining flow-through shares, which augments the tax benefits associated with the deductions that are flowed through. The METC is equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. The METC facilitates the raising of equity to fund exploration by enabling companies to issue shares at a premium.

Budget 2022 proposes to introduce a new 30-per-cent Critical Mineral Exploration Tax Credit (CMETC) for specified minerals. The specified minerals that would be eligible for the CMETC are: copper, nickel, lithium, cobalt, graphite, rare earth elements, scandium, titanium, gallium, vanadium, tellurium, magnesium, zinc, platinum group metals and uranium. These minerals are used in the production of batteries and permanent magnets, both of which are used in zero-emission vehicles, or are necessary in the production and processing of advanced materials, clean technology, or semi-conductors.

Eligible expenditures would not benefit from both the proposed CMETC and the METC. The administration of the CMETC would generally follow the rules in place for the METC. However, the CMETC would only apply in relation to exploration expenditures for the minerals listed above.

In order for exploration expenses to be eligible for the CMETC, a qualified person (as defined under National Instrument 43-101 published by the Canadian Securities Administrators as of Budget Day) would need to certify that the expenditures that will be renounced will be incurred as part of an exploration project that targets the specified minerals. If the qualified person cannot demonstrate that there is a reasonable expectation that the minerals targeted by the exploration are primarily specified minerals, then the related exploration expenditures would not be eligible for the CMETC. Any credit provided for ineligible expenditures would be recovered from the flow-through share investor that received the credit.

The CMETC would apply to expenditures renounced under eligible flow-through share agreements entered into after Budget Day and on or before March 31, 2027.

Strategic Environmental Assessment Statement

Mineral exploration, as well as new mining and related processing activities that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air and, as a result, could have an impact on the targets and actions in the Federal Sustainable Development Strategy. All such activities, however, are subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments.

Flow-Through Shares for Oil, Gas, and Coal Activities

Flow-through share agreements allow corporations to renounce or “flow through” both Canadian exploration expenses and Canadian development expenses to investors, who can deduct the expenses in calculating their taxable income (at a 100-per-cent or 30-per-cent rate on a declining-balance basis, respectively). This facilitates the raising of equity to fund eligible exploration and development by enabling companies to issue shares at a premium.

Budget 2022 proposes to eliminate the flow-through share regime for oil, gas, and coal activities by no longer allowing oil, gas and coal exploration or development expenditures to be renounced to a flow-through share investor.

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This change would apply to expenditures renounced under flow-through share agreements entered into after March 31, 2023.

Strategic Environmental Assessment Statement

Oil, gas and coal exploration and development is associated with environmental impacts, including the release of air and water contaminants, the emission of greenhouse gases and the disturbance of natural habitat and wildlife. The tax treatment of oil, gas and coal exploration and development costs is only one of many factors that influence investment decisions, but to the extent that the revised treatment impacts investment decisions, this measure could reduce environmental impacts. This measure supports Canada’s international commitments to phase out or rationalize inefficient fossil fuel subsidies, and indirectly supports the targets and actions in the Federal Sustainable Development Strategy, including those related to reducing emissions of greenhouse gases.

Small Business Deduction

Small businesses may benefit from a reduced corporate income tax rate of 9 per cent – a preference relative to the general corporate income tax rate of 15 per cent. This rate reduction is provided through the “small business deduction” and applies on up to $500,000 per year of qualifying active business income (i.e., the “business limit”) of a Canadian-controlled private corporation (CCPC). There is a requirement to allocate the business limit among associated CCPCs.

In order to target the preferential tax rate to small businesses, the business limit is reduced on a straight-line basis when:

●	the combined taxable capital employed in Canada of the CCPC and its associated corporations is between $10 million and $15 million; or

●	the combined “adjusted aggregate investment income” of the CCPC and its associated corporations is between $50,000 and $150,000.

The business limit is the lesser of the two amounts determined by these business limit reductions.

The reduction in the business limit can significantly increase a CCPC’s marginal tax rate as the combined taxable capital of the CCPC and its associated corporations increases from $10 million to $15 million.

In order to facilitate small business growth, Budget 2022 proposes to extend the range over which the business limit is reduced based on the combined taxable capital employed in Canada of the CCPC and its associated corporations. The new range would be $10 million to $50 million (see Chart 1 below). This change would allow more medium-sized CCPCs to benefit from the small business deduction. Furthermore, it would increase the amount of qualifying active business income that can be eligible for the small business deduction. For example, under the new rules:

●	a CCPC with $30 million in taxable capital would have up to $250,000 of active business income eligible for the small business deduction, compared to $0 under current rules; and

●	a CCPC with $12 million in taxable capital would have up to $475,000 of active business income eligible for the small business deduction, compared to up to $300,000 under current rules.

This measure would apply to taxation years that begin on or after Budget Day.

Chart 1

Current and Proposed Reductions of the Business Limit Based on Taxable Capital

Current
Proposed
600,000
500,000
400,000
300,000
200,000
100,000
0
Active Business Income Eligible for the Small Business Deduction ($)
0
10
20
30
40
50
60
Combined Taxable Capital Employed in Canada ($ millions)

International Financial Reporting Standards for Insurance Contracts (IFRS 17)

On January 1, 2023, IFRS 17, the new accounting standards for insurance contracts, will substantially change financial reporting for all Canadian insurers. In broad terms, generally accepted accounting principles typically serve as the basis for computing a corporation’s income for tax purposes. With the introduction of a new IFRS 17 reserve, known as the contract service margin (CSM), a large portion of the profits earned on underwritten insurance contracts will be deferred and gradually released into income over the estimated life of the insurance contracts. The CSM arises primarily for insurance contracts greater than one year. If deductible for tax purposes, the CSM would lead to an undue income tax deferral.

On May 28 2021, the Government issued a news release (May 2021 Release) to announce that it intends to generally support the use of IFRS 17 accounting for income tax purposes. However, adjustments would be made to recognize underwriting profits as taxable income so that it remains aligned with economic

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activities. More specifically, the CSM would not be considered a deductible reserve for tax purposes. The Government’s overall objective is to recognize income for tax purposes when the key economic activities occur.

Following extensive consultations with the insurance industry, Budget 2022 proposes to maintain the policy intent described in the May 2021 Release, but proposes to make certain relieving modifications, as well as consequential changes to protect the minimum tax base for life insurers.

Life Insurance

Segregated Funds

Segregated funds are life insurance policies as a matter of law because they are in effect a pooled investment product with a death benefit or living benefit guarantees for the policyholder. The income-earning activities for segregated funds are primarily investment management activities rendered to policyholders after inception of the contract. Currently, fee income on segregated funds is recognized as earned each year, and expenses are deducted when incurred. Budget 2022 proposes that the CSM associated with segregated funds be fully deductible on the basis that this income will continue to be recognized as the relevant economic activities occur.

Ten per cent of CSM Deductible

Consistent with the May 2021 Release, the CSM would not be deductible for tax purposes (with the exception of the CSM for segregated funds). However, in recognition of future so-called non-attributable expenses that are included in deductible reserves at the inception of the contract under current rules, Budget 2022 proposes that ten per cent of the CSM associated with life insurance contracts (other than segregated funds) be deductible for tax purposes.

The ten-per-cent deductible portion of the CSM will be included in income for tax purposes when the non-attributable expenses are incurred in the future.

Transition

Budget 2022 proposes transitional rules in the following circumstances:

●	A transition period of five years to smooth out the tax impact of converting insurance reserves from IFRS 4 to IFRS 17, including the non-deductible portion of the CSM on transition;

●

A transition period of five years for the mark-to-market gains or losses on certain fixed-income assets on the effective date, since insurers will also be required to adopt IFRS 9 effective January 1, 2023; and

●

Certain reserves will be reclassified from insurance contracts under IFRS 4 to investment contracts under IFRS 17. A deduction for the investment contract amount will be allowed on transition since the premiums for these contracts have been included in income for accounting and tax purposes.

Adjustments to Maintain Minimum Tax

The Part VI federal tax is a capital-based tax on large financial institutions, which ensures that they pay a minimum amount of tax to the federal government each year. The Part VI tax base is partly comprised of surplus which includes after-tax retained earnings.

The Part VI tax base for life insurers will decrease as a consequence of IFRS 17. This is attributable primarily to the increase in total reserves, including the CSM, and the reclassification of gains and losses on certain fixed income assets from retained earnings to accumulated other comprehensive income (AOCI).

Deferred tax assets are income taxes anticipated to be recovered in future periods when temporary differences between income for accounting and tax purposes reverse. Deferred tax assets often arise because insurance contract liabilities recognized for accounting purposes exceed the amount of insurance reserves claimed for tax purposes. Deferred tax assets are currently deducted from the Part VI minimum tax base.

In order to avoid the erosion of the Part VI tax base due to IFRS 17, Budget 2022 proposes to include the non-deductible CSM and AOCI in the tax base.

In addition, deferred tax assets will not be deducted from the minimum tax base for life insurers.

Mortgage and Title Insurance

Consistent with the changes for long-term insurance contracts, Budget 2022 proposes a deduction of ten per cent of the CSM for mortgage and title insurance contracts. The deductible portion of the CSM will be included in income when the non-attributable expenses are incurred in the future in the same manner described above in the context of life insurers.

Budget 2022 also proposes a transition period of five years to smooth out the tax impact of the non-deductible portion of the CSM.

Property and Casualty (P&C) Insurance

Budget 2022 proposes to maintain the current tax treatment for P&C insurance contracts (other than title and mortgage insurance contracts) on the basis that the CSM reserve is largely insignificant for these short-term contracts that are typically not longer than a year.

Budget 2022 also proposes a transition period of five years to smooth out the tax impact of converting P&C insurance reserves from IFRS 4 to IFRS 17.

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Coming into Force

Budget 2022 proposes that all of these measures, including the transitional rules discussed above, would apply as of January 1, 2023.

Hedging and Short Selling by Canadian Financial Institutions

The Income Tax Act generally permits a Canadian corporation, in computing its taxable income, to claim a deduction (the “dividend received deduction”) for the amount of a taxable dividend received on a share (a “Canadian share”) that it holds in another Canadian corporation. This dividend received deduction is intended to limit the imposition of multiple levels of corporate taxation on earnings distributed from one corporation to another. There are exceptions from the availability of this deduction, including under certain circumstances where the economic exposure (that is, the risk of loss or opportunity for gain or profit) with respect to the share accrues to someone other than the taxpayer. In addition, under the securities lending arrangement rules, registered securities dealers are allowed to claim a deduction for two-thirds of a dividend compensation payment. This is an exception to the general rule whereby dividend compensation payments are not deductible.

The Government is concerned that certain taxpayers in financial institution groups are engaging in aggressive tax planning arrangements whereby a dividend received deduction is claimed in circumstances giving rise to an unintended tax benefit. For example, where a Canadian bank owns Canadian shares, a registered securities dealer in the Canadian bank’s corporate group will borrow identical shares under a securities lending arrangement and sell the borrowed shares short. The corporate group thereby eliminates its economic exposure to the Canadian shares. The registered securities dealer will generally hold the short position during the entire period that the Canadian bank owns the Canadian shares.

In this scenario, the Canadian bank claims a dividend received deduction for the dividends received on the Canadian shares, resulting in tax-free dividend income. The registered securities dealer deducts two-thirds of the amount of the dividend compensation payments made to the lender that reflect the same dividends paid on the shares. In sum, the Canadian banking group generates an artificial tax deduction under the arrangement equal to two-thirds of the amount of dividend compensation payments made to the lender over the term of the arrangement.

A registered securities dealer could carry out a similar transaction on its own with respect to Canadian shares owned by it. That is, it could borrow and sell short identical shares, claiming both the dividend received deduction for dividends received on its shares and a two-thirds deduction for dividend compensation payments made to the lender.

Although these arrangements can be challenged by the Government based on existing rules in the Income Tax Act, these challenges could be both time-consuming and costly. Accordingly, the Government is introducing specific legislation to prevent taxpayers from realizing artificial tax deductions through the use of these hedging and short selling arrangements.

Budget 2022 proposes amendments to the Income Tax Act to

●

deny the dividend received deduction for dividends received by a taxpayer on Canadian shares if a registered securities dealer that does not deal at arm’s length with the taxpayer enters into transactions that hedge the taxpayer’s economic exposure to the Canadian shares, where the registered securities dealer knew or ought to have known that these transactions would have such an effect;

●

deny the dividend received deduction for dividends received by a registered securities dealer on Canadian shares that it holds if it eliminates all or substantially all of its economic exposure to the Canadian shares by entering into certain hedging transactions; and

●

provide that in the above situations, the registered securities dealer will be permitted to claim a full, rather than a two-thirds, deduction for a dividend compensation payment it makes under a securities lending arrangement entered into in connection with the above hedging transactions.

The proposed amendments would apply to dividends and related dividend compensation payments that are paid, or become payable, on or after Budget Day, unless the relevant hedging transactions or related securities lending arrangement were in place before Budget Day, in which case the amendment would apply to dividends and related dividend compensation payments that are paid after September 2022.

Application of the General Anti-Avoidance Rule to Tax Attributes

The general anti-avoidance rule (GAAR) is intended to prevent abusive tax avoidance transactions while not interfering with legitimate commercial and family transactions. If abusive tax avoidance is established, the GAAR applies to deny the tax benefit created by the abusive transaction. The GAAR is generally applied by the Canada Revenue Agency (CRA) on an assessment of tax.

Where the GAAR applies to a transaction, the Income Tax Act contains a set of rules that are intended to allow the CRA to determine the amount of a tax attribute, such as the adjusted cost base of a property and the paid-up capital of a share, relevant for the purpose of computing tax. This is done through a notice of determination which, like a notice of assessment, is subject to rights of objection and appeal. The objective of these rules is that when these determined amounts become relevant to the future computation of tax, such determinations are to be binding on the taxpayer and the CRA.

A 2018 Federal Court of Appeal decision held that the GAAR did not apply to a transaction that resulted in an increase in a tax attribute that had not yet been

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utilized to reduce taxes. The reasoning behind this decision has been applied in subsequent cases. The limitation of the GAAR to circumstances where a tax attribute has been utilized runs counter to the policy underlying the GAAR and the determination rules. This limitation also reduces certainty for both taxpayers and the CRA, as they could have to wait several additional years to confirm the tax consequences of a transaction.

To address these concerns, Budget 2022 proposes that the Income Tax Act be amended to provide that the GAAR can apply to transactions that affect tax attributes that have not yet become relevant to the computation of tax. For greater certainty, determinations made before Budget Day, where the rights of objection and appeal in respect of the determination were exhausted before Budget Day, would remain binding on taxpayers and the CRA.

This measure would apply to notices of determination issued on or after Budget Day.

Genuine Intergenerational Share Transfers

The Income Tax Act contains a rule to prevent people from converting dividends into lower-taxed capital gains using certain self-dealing transactions—a practice referred to as “surplus stripping.” Private Member’s Bill C-208, which received Royal Assent on June 29, 2021, introduced an exception to this rule in order to facilitate intergenerational business transfers. However, the exception may unintentionally permit surplus stripping without requiring that a genuine intergenerational business transfer takes place.

Budget 2022 announces a consultation process for Canadians to share views as to how the existing rules could be modified to protect the integrity of the tax system while continuing to facilitate genuine intergenerational business transfers. The government is committed to bringing forward legislation to address these issues, which would be included in a bill to be tabled in the fall after the conclusion of the consultation process.

The Department of Finance is interested to hear from all stakeholders, and will engage directly with key affected sectors, in particular the agriculture industry. Please send your comments to: intergenerational-transfers-transferts-intergenerationnels@fin.gc.ca. Comments should be received by June 17, 2022.

Substantive CCPCs

The Canadian income tax system aims to achieve neutrality by ensuring that income earned directly by a Canadian-resident individual is taxed at roughly the same rate as income that is earned through a corporation.

The active business income of a private corporation is integrated only once dividends are paid out to shareholders. In contrast, additional refundable taxes apply to investment income earned by private corporations in the year in which it is earned. These taxes generally aim to remove any advantage for Canadian individuals of earning investment income in a private corporation (where the investment income would otherwise be subject to a lower tax rate compared to earning such income personally). These refundable taxes form part of an integrated system of measures that link the taxation of income earned by private corporations and their individual shareholders. More specifically:

●	portfolio dividends earned by all private corporations are subject to a special refundable tax under Part IV of the Income Tax Act; and

●

other passive income (e.g., capital gains, interest, rent, royalties and amounts in respect of foreign accrual property income (FAPI)), referred to below as “investment income”, earned by Canadian-controlled private corporations (CCPCs) is subject to a special refundable tax mechanism under Part I of the Income Tax Act.

These taxes under Parts I and IV of the Income Tax Act are fully or partially refundable to corporations to the extent that they pay taxable dividends.

Deferring Tax Using Foreign Entities

Some taxpayers are manipulating the status of their corporations in an attempt to avoid qualifying as a CCPC to achieve a tax-deferral advantage on investment income earned in their corporations. The approach taken may involve effecting a change in status of the corporation in anticipation of capital gains on a sale of assets. Some planning may seek to avoid “Canadian corporation” status by, for example, continuing a corporation under foreign corporate law (while maintaining Canadian residency by maintaining central management and control in Canada). Other planning may seek to avoid “Canadian-controlled” status by interposing a non-resident corporation in the corporate structure or by issuing options to a non-resident. If effective, avoiding either status would mean that the corporation would no longer qualify as a CCPC and thus would not be subject to the refundable tax mechanisms under Part I of the Income Tax Act.

Although the manipulation of CCPC status can be challenged by the Government based on existing rules in the Income Tax Act, these challenges can be both time-consuming and costly. As a result, the Government is proposing a specific legislative measure.

Budget 2022 proposes targeted amendments to the Income Tax Act to align the taxation of investment income earned and distributed by “substantive CCPCs” with the rules that currently apply to CCPCs. Substantive CCPCs would be private corporations resident in Canada (other than CCPCs) that are ultimately controlled (in law or in fact) by Canadian-resident individuals. Similar to the CCPC definition, the test would contain an extended definition of control that would aggregate the shares owned, directly or indirectly, by Canadian resident individuals, and would therefore deem a corporation to be controlled by a Canadian resident individual where Canadian individuals own, in aggregate, sufficient shares to control the corporation. This measure would address tax planning that manipulates CCPC status without affecting genuine non-CCPCs (e.g., private corporations

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that are ultimately controlled by non-resident persons and subsidiaries of public corporations). It would also cause a corporation to be a substantive CCPC in circumstances where the corporation would have been a CCPC but for the fact that a non-resident or public corporation has a right to acquire its shares.

Substantive CCPCs earning and distributing investment income would be subject to the same anti-deferral and integration mechanisms as CCPCs, with respect to such income. Specifically, investment income would be subject to a federal tax rate of 38 2⁄3 per cent, of which 30 2⁄3 per cent would be refundable upon distribution. Furthermore, the investment income earned by substantive CCPCs would be added to their “low rate income pool” such that distributions of such income would not entitle the shareholders to the enhanced dividend tax credit. Substantive CCPCs would continue to be treated as non-CCPCs for all other purposes of the Income Tax Act.

In other words, investment income earned and distributed by corporations that are, in substance, CCPCs would be taxed in the same manner as CCPCs. This would ensure that private corporations cannot effectively opt out of CCPC status and inappropriately circumvent the existing anti-deferral rules applicable to CCPCs.

In addition, these new rules would be supported by:

●

a targeted anti-avoidance rule to address particular arrangements or transactions where it is reasonable to consider that the particular arrangement, transaction, or series of transactions was undertaken to avoid the anti-deferral rules applicable to investment income; and

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targeted amendments to facilitate administration of the rules applicable to investment income earned and distributed by substantive CCPCs, including a one year extension of the normal reassessment period for any consequential assessment of Part IV tax that arises from a corporation being assessed or reassessed a dividend refund.

This measure would apply to taxation years that end on or after Budget Day. To provide certainty for genuine commercial transactions entered into before Budget Day, an exception would be provided where the taxation year of the corporation ends because of an acquisition of control caused by the sale of all or substantially all of the shares of a corporation to an arm’s length purchaser. The purchase and sale agreement pursuant to which the acquisition of control occurs must have been entered into before Budget Day and the share sale must occur before the end of 2022.

Deferring Tax Using Foreign Resident Corporations

The FAPI rules aim to prevent Canadian taxpayers from gaining a tax deferral advantage by earning certain types of highly-mobile income (including investment income) through controlled foreign affiliates (i.e., a non-resident corporation in which the taxpayer has, or participates in, a controlling interest). The rules do this by including the Canadian shareholder’s participating share of the foreign affiliate’s FAPI in the Canadian shareholder’s income in the year it is earned. If the Canadian shareholder is a CCPC, this amount is subject to the same additional refundable tax described above. In other words, the FAPI regime seeks to address any deferral advantage by subjecting FAPI earned in a controlled foreign affiliate to tax on a current basis and at the same level as if it was earned in Canada.

To avoid double taxation, such income inclusions in respect of FAPI are subject to a deduction in respect of foreign tax paid in respect of the FAPI (referred to as “foreign accrual tax”). This deduction is a proxy for a foreign tax credit on the FAPI amount included in the Canadian resident taxpayer’s income. The proxy amount is calculated based on the amount of foreign income that was subject to a sufficient level of foreign tax, determined based on the “relevant tax factor”. The relevant tax factor is calibrated to the tax rate to which the taxpayer would have been subject had the income been earned in Canada. To account for the fact that different types of taxpayers are generally subject to different tax rates in Canada, there are two different relevant tax factors:

●

the relevant tax factor applicable to corporations (and partnerships all the members of which, other than non-resident persons, are corporations) is 4. As a result, the corporate relevant tax factor, when multiplied by the foreign accrual tax, provides for a deduction that fully offsets FAPI income inclusions where the foreign tax rate equals or exceeds 25 per cent; and

●

the relevant tax factor applicable to all other taxpayers, including individuals, is 1.9. As a result, a foreign tax rate lower than 52.63 per cent will result in net FAPI income inclusions for other taxpayers.

Unlike the domestic anti-deferral rules, the FAPI rules (and more specifically the relevant tax factor) do not differentiate between different tax rates applicable to different types of Canadian corporations. This provides a tax-deferral advantage for CCPCs and their individual shareholders earning passive investment income through non-resident corporations.

In addition, the inclusion of certain amounts in respect of FAPI in a CCPC’s “general rate income pool” entitles the CCPC to distribute FAPI in the form of lower-taxed eligible dividends, providing a further advantage on a fully distributed basis (compared to investment income earned by a CCPC in Canada and distributed as higher-taxed non-eligible dividends).

Budget 2022 proposes targeted amendments to the Income Tax Act to eliminate the tax-deferral advantage available to CCPCs and their shareholders earning investment income through controlled foreign affiliates. The deferral advantage would be addressed by applying the same relevant tax factor to individuals, CCPCs and substantive CCPCs (i.e., the relevant tax factor currently applicable to individuals). This relevant tax factor is calibrated based on the highest combined federal and provincial or territorial personal income tax rate and would thus eliminate any tax incentive for CCPCs and their shareholders to earn investment income in a controlled foreign affiliate.

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This rule would be accompanied by amendments to address the integration of FAPI as it is repatriated to and distributed by CCPCs and substantive CCPCs to their individual shareholders. Under the current rules, amounts repatriated from foreign affiliates to CCPCs and distributed to individual shareholders are generally integrated through the system of deductions available for dividends received from foreign affiliates and the enhanced gross-up and dividend tax credit. However, due to the new relevant tax factor for CCPCs and substantive CCPCs, the current rules would not effectively integrate such amounts.

Integration would be addressed by adding an amount to the capital dividend account (from which amounts may be received tax-free by Canadian resident individual shareholders) of a CCPC or a substantive CCPC. The amount added would approximate the portion of the after-tax earnings repatriated to the corporation from its foreign affiliate to the extent such earnings had been subject to a notional tax rate of 52.63 per cent. This addition to the capital dividend account would represent after-tax income that was subject to tax at the highest combined personal income tax rate and therefore, to achieve integration, should not be subject to additional Canadian income tax upon its distribution to the corporation’s Canadian resident individual shareholders.

In addition, other dividend income from foreign affiliates for which a foreign tax credit is effectively provided through the relevant tax factor mechanism (dividends paid out of hybrid surplus and taxable surplus other than FAPI) would be treated in the same manner. All such dividends, to the extent not deductible in computing taxable income, will continue to be subject to the refundable tax system. The treatment of dividends paid out of exempt surplus and pre-acquisition surplus would be unaffected.

More specifically, Budget 2022 proposes to:

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remove from the general rate income pool of a CCPC an amount equal to the deductions claimed in respect of repatriations of a foreign affiliate’s hybrid surplus (representing certain capital gains) and taxable surplus (generally representing FAPI and active business income earned in a country with which Canada does not have a tax treaty or tax information exchange agreement), and in respect of the payment of withholding tax to a foreign government on inter-corporate dividends received from a foreign affiliate prescribed to be paid out of taxable surplus; and

●	include in the capital dividend account of a CCPC (and a substantive CCPC) upon repatriation:

—

the amount of an inter-corporate dividend deduction claimed with respect to a dividend paid out of hybrid surplus less the amount of withholding tax paid with respect to the dividend (representing the non-taxable half of hybrid surplus plus the after-tax portion of the taxable half of hybrid surplus that was subject to sufficient foreign tax, as determined based on the new relevant tax factor less any withholding tax paid in respect of the dividend prescribed to have been paid out of hybrid surplus);

—

the amount of an inter-corporate dividend deduction claimed with respect to a dividend paid out of taxable surplus (representing the after-tax amount of the foreign accrual tax-sheltered FAPI (i.e., the amount of foreign accrual tax-sheltered FAPI less foreign accrual tax) repatriated to Canada as well as other non-FAPI amounts included in taxable surplus that were subject to sufficient foreign tax, as determined based on the new relevant tax factor); and

—

the amount of a withholding tax deduction claimed less the withholding tax paid in respect of repatriations of taxable surplus (representing the after-tax amount of withholding tax sheltered amounts, i.e., the amount of the deduction for withholding tax paid on dividends prescribed to have been paid out of taxable surplus less the withholding tax paid).

These measures would apply to taxation years that begin on or after Budget Day.

International Tax Measures

International Tax Reform

Canada is one of 137 members of the Organisation for Economic Co-operation and Development (OECD)/Group of 20 (G20) Inclusive Framework on Base Erosion and Profit Shifting (the Inclusive Framework) that have joined a two-pillar plan for international tax reform agreed to on October 8, 2021. The historic “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” (the October Statement) agreed to that day has since been endorsed by G20 Finance Ministers and Leaders.

Pillar One is intended to reallocate a portion of taxing rights over the profits of the largest and most profitable multinational enterprises (MNEs) to market countries (i.e., where their users and customers are located). Pillar Two is intended to ensure that the profits of large MNEs are subject to an effective tax rate of at least 15 per cent, regardless of where they are earned.

Pillar One – Reallocation of Taxing Rights

Under longstanding rules reflected in bilateral tax treaties, a country is generally entitled to tax only those business profits of a foreign MNE that are associated with a subsidiary or “permanent establishment” in the country. This concept, and the associated rules for attributing profits to the local taxable presence using the arm’s length principle, were designed for traditional bricks-and-mortar businesses. Their application has become increasingly strained with the digitalization of the economy.

The result is that market countries have limited ability to tax the profits of certain large MNEs that carry out important value-generating activities in the country through remote means or rely on the exploitation of intangible property held outside the country.

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Pillar One is intended to update the framework for profit allocation underlying current income tax treaties. It aims to ensure that the largest and most profitable MNEs pay a fair share of tax in the countries where their users and customers are located.

Specifically, the October Statement provides that a new allocation framework will apply to MNEs with global revenues above €20 billion and a profit margin (i.e., profit before tax as a share of revenue) above 10 per cent. Extractives and regulated financial services will be excluded. For in-scope MNEs, 25 per cent of residual profit, defined as profit in excess of 10 per cent of revenue, will be allocated to market countries using a revenue-based allocation key. Taxable profit will be determined by reference to financial accounting income, with a small number of adjustments.

Under this new framework, double taxation of the profit reallocated to market countries (referred to as Amount A) will be avoided through relief provided by the countries where residual profit is taxed under traditional rules. Mandatory and binding dispute prevention and resolution mechanisms will ensure that Amount A is taxed in a coordinated manner by participating countries.

The government is actively working with its international partners to develop the model rules and the multilateral convention needed to establish the new multilateral tax framework for Amount A and bring it into effect. The government is encouraged by the progress being made and will continue to press forward and be prepared to introduce implementing legislation after the terms are multilaterally agreed.

To ensure that Canadians’ interests are protected, as a back-up plan the government released draft legislative proposals for a Digital Services Tax (DST) in December 2021. A period for public input on the proposals closed in February and the government is reviewing the feedback received. Consistent with the October Statement, the DST could be imposed as of January 1, 2024, but only if the multilateral convention implementing the Amount A tax framework has not come into force. (In that event, the DST would be payable as of 2024 in respect of revenues earned as of January 1, 2022.) It remains the government’s hope and underlying assumption that the timely implementation of the new international tax framework will make this unnecessary.

Pillar Two – Global Minimum Tax

Background

Pillar Two is a framework for a minimum tax applicable to MNEs with annual revenues of €750 million or more. It is designed to ensure these MNEs are subject to a minimum effective tax rate (ETR) of 15 per cent on their profits in every jurisdiction in which they operate.

Pillar Two builds on the OECD/G20 Base Erosion and Profit Shifting project, and helps to further reduce the incentive for MNEs to shift profits into low-

tax jurisdictions. At the same time, it seeks to end the “race to the bottom” in international corporate taxation by setting a floor on tax competition, while leaving appropriate flexibility for governments to design their income tax systems to support business investment and innovation.

Pillar Two is generally intended to be implemented through changes to each country’s domestic tax laws. To facilitate coordinated implementation and ensure consistency, the Inclusive Framework approved detailed model rules (the Model Rules), published on December 20, 2021, as well as a commentary (the Commentary) providing guidance on their interpretation and operation, published on March 14, 2022. The October Statement provides that Inclusive Framework countries implementing Pillar Two are required to do so in a way that is consistent with the outcomes provided for under the Model Rules and Commentary.

Basic Elements of the Pillar Two Rules

Under Pillar Two, an MNE is generally required to calculate the ETR on its profits in each jurisdiction in which it operates. If the ETR for a particular jurisdiction is below 15 per cent, the MNE is subject to a “top-up tax” that brings the ETR on its profits in the jurisdiction up to the 15–per-cent minimum rate.

There is an exclusion (the Substance-based Income Exclusion) from the application of the top-up tax for an amount of income equal to a fixed percentage of the carrying value of an MNE’s tangible assets and of its expenditures on labour in a jurisdiction. This is intended as a measure of the MNE’s substantive economic activities in the jurisdiction.

Pillar Two is comprised of two core charging rules for the top-up tax: the Income Inclusion Rule (IIR) and the Undertaxed Profits Rule (UTPR).

The IIR is the primary rule. In general terms, if the country where the ultimate parent entity of an MNE is located has implemented the IIR, it has the primary right to impose a top-up tax on the ultimate parent entity with respect to income from the MNE’s operations in any jurisdiction where it is taxed at an ETR below 15 per cent. The top-up tax brings the ETR of this low-taxed income up to 15 per cent. If the ultimate parent jurisdiction has not implemented the IIR, the right to impose the top-up tax under the IIR shifts to the jurisdiction of the highest-tier intermediate parent entity within the MNE’s structure that has adopted the IIR.

The UTPR is a “backstop” rule that generally applies where neither the ultimate parent jurisdiction nor any intermediate parent jurisdiction of an MNE has implemented the IIR. In that case, other jurisdictions in which the MNE operates that have implemented the UTPR would impose the top-up tax on the group entities located in their jurisdiction, with the top-up tax being allocated among those jurisdictions on a formulary basis. The UTPR provides a strong incentive for countries to adopt Pillar Two, as it ensures that MNEs whose parent entities are located in non-implementing jurisdictions are nonetheless subject to top-up tax in respect of their low-taxed income.

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Pillar Two also contains a treaty-based rule called the subject-to-tax rule. Where applicable, this rule allows a country to impose a higher rate of withholding tax than the negotiated tax treaty rate on certain payments (including interest, royalties and a defined set of other payments) made between related entities, if the payment is subject to tax in the payee country at a nominal tax rate below nine per cent. The subject-to-tax rule is to be implemented in a country’s bilateral tax treaty at the request of a developing country, and a developing country may make this request only if the partner country has a nominal tax rate below nine per cent that applies to any of the types of payments covered by the rule. Based on discussions to date, the subject-to-tax rule is not expected to impact Canada, and thus is not further discussed here.

The Model Rules also explicitly contemplate that a jurisdiction may enact a domestic minimum top-up tax that would apply a top-up tax on low-taxed income of its domestic entities. If such a tax is designed to achieve the intended outcomes under Pillar Two, it is treated as a “qualified” domestic minimum top-up tax and is creditable dollar-for-dollar against the top-up tax liability otherwise arising under Pillar Two. In effect, this allows a jurisdiction to collect the top-up tax applicable to any low-taxed income of its domestic entities, rather than allowing the top-up tax to accrue to the treasuries of other countries under the IIR or UTPR.

Further details concerning the Model Rules are set out in the Consultation section below.

Implementation Timeline and Framework

The Pillar Two project has now entered the implementation phase. The October Statement provides that countries should implement Pillar Two effective in 2023, with the UTPR coming into effect in 2024.

In accordance with the Detailed Implementation Plan accompanying the October Statement, work is ongoing at the OECD to develop an Implementation Framework for public release by the end of 2022. The Implementation Framework is intended to address issues around administration of Pillar Two, including filing obligations, multilateral review processes and safe harbours that would be designed to reduce administration and compliance costs by relieving MNEs of the obligation to compute their jurisdictional ETRs in certain circumstances.

Recent International Developments

Countries have begun to take steps towards the implementation of Pillar Two.

Members of the European Union are currently debating a draft Directive that, if adopted, would require member states to implement Pillar Two in their national laws effective in 2023.

The U.K. launched a public consultation on January 11, 2022 regarding the implementation of Pillar Two and a proposed domestic minimum tax. The anticipated effective date for the IIR in the U.K. is April 1, 2023, with the

UTPR and domestic minimum tax to be introduced no earlier than April 1, 2024.

The U.S. has a minimum tax called the Global Intangible Low-Taxed Income (GILTI) regime, which is similar to Pillar Two but less stringent in certain key respects. The Build Back Better Act, passed by the House of Representatives in November 2021, includes proposed amendments that would bring GILTI into closer alignment with Pillar Two, effective in 2023, principally by raising the GILTI minimum rate to roughly 15 per cent (from the current rate of 10.5-13.125 per cent) and applying the regime on a jurisdictional, rather than global, basis. However, these amendments have not yet been enacted. The October Statement indicated that the Inclusive Framework will consider the conditions under which the GILTI regime will “co-exist” with Pillar Two “to ensure a level playing field”. These conditions remain to be settled.

Implementation in Canada

In light of these international developments, and in accordance with the timeline and parameters set out in the October Statement, Budget 2022 proposes to implement Pillar Two, along with a domestic minimum top-up tax that would apply to Canadian entities of MNEs that are within the scope of Pillar Two.

The government anticipates that draft implementing legislation would be publicly released for consultation and the IIR and domestic minimum top-up tax would come into effect in 2023 as of a date to be fixed. The UTPR would come into effect no earlier than 2024.

Consultation on Pillar Two

To allow the government to implement Pillar Two in accordance with the intended timeline, Budget 2022 is launching a public consultation on the implementation in Canada of the Model Rules and a domestic minimum top-up tax.

The Model Rules are the product of extensive international negotiation and have been agreed to by Inclusive Framework members. A country’s failure to adhere in its domestic implementing legislation to the common approach set out in the Model Rules runs the risk of the implementing country’s IIR not being a “qualified” IIR under the Model Rules, leaving MNEs based in that country open to the application of other countries’ UTPRs.

In light of the above considerations, the principal purpose of this consultation is to ensure that the draft legislation takes account of any necessary adaptations of the Model Rules to the Canadian legal and income tax context, rather than to seek views on the major design aspects of the Model Rules or broader policy considerations.

The government welcomes comments on all aspects of the implementation of these rules in the Canadian income tax system. To help guide respondents, set out below are questions on specific aspects of the Model Rules identified as being of particular interest. Following a series of general questions, specific

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questions are organized according to the corresponding chapters of the Model Rules and are preceded by a brief summary of the chapter. Where appropriate, the questions include a reference to the relevant article in the Model Rules. Certain defined terms in the Model Rules are capitalized below.

The full text of the Model Rules is available on the OECD website at https://www.oecd.org/tax/beps/tax-challenges-arising-from-the-digitalisation-of-the-economy-global-anti-base-erosion-model-rules-pillar-two.htm.

General

●

Are there any specific ways in which the Canadian legislation should vary from, or expand on, particular provisions of the Model Rules, bearing in mind the importance of ensuring consistency and coordination with other countries’ rules, and the limited flexibility permitted by the common approach reflected in the Model Rules?

●	Do respondents have any comments regarding specific interactions of the Model Rules with existing Canadian laws, including specific provisions of the Income Tax Act?

●

Do respondents have suggestions as to existing Income Tax Act provisions that should or should not be made applicable for the purposes of the Canadian legislation on Pillar Two, including any of the administrative and enforcement provisions in Part XV and the interpretive provisions in Part XVII of the Income Tax Act?

●	Do respondents have any suggestions regarding the design of the domestic minimum top-up tax in Canada?

●	Are there any issues or uncertainties with how a domestic minimum top-up tax is treated under the Model Rules?

Scope (Chapter 1)

Chapter 1 of the Model Rules determines the groups and entities that are within the scope of Pillar Two.

Generally, an MNE Group with annual revenues of at least €750 million (computed according to the rules under this chapter) is within the scope of Pillar Two. An MNE Group is defined essentially as a group of entities whose financial results are fully consolidated in the Ultimate Parent Entity’s consolidated financial statements, and that operates in more than one jurisdiction.

The members of an MNE Group that are within the scope of Pillar Two are known as Constituent Entities, and can be corporations or arrangements, such as partnerships, trusts or permanent establishments. However, the following types of entities (referred to as Excluded Entities) are excluded from the application of the rules: a Governmental Entity; an International Organization; a Non-profit Organization; a Pension Fund; an Ultimate Parent Entity that is an Investment Fund or a Real Estate Investment Vehicle; and certain holding entities owned by Excluded Entities.

●	Do respondents have any comments on the Excluded Entity provisions in the Model Rules?

Charging Provisions (Chapter 2)

Chapter 2 sets out the operation of the IIR and the UTPR. Generally, the IIR imposes Top-up Tax (as calculated in Chapter 5) on the Ultimate Parent Entity or, if the ultimate parent jurisdiction has not implemented the IIR, on an Intermediate Parent Entity. However, if a Parent Entity’s ownership stake in another Parent Entity (referred to as a Partially-Owned Parent Entity) is less than 80 per cent, the IIR is applied at the level of the Partially-Owned Parent Entity.

Chapter 2 also includes rules for allocating Top-up Tax to be imposed under the UTPR between UTPR jurisdictions on a formulary basis, based on the relative number of employees and relative net book value of tangible assets located in a given UTPR jurisdiction.

●

Do respondents have views as to the appropriate design of the UTPR in Canadian legislation, including in particular the design of the charging mechanism for Top-up Tax under the UTPR (e.g., as a separate levy, or as a denial of deductions under Part I of the Income Tax Act)?

Computation of GloBE Income or Loss (Chapter 3)

Chapter 3 comprises the rules for computing the GloBE Income or Loss of each Constituent Entity of an MNE Group (which is used in the calculations in Chapter 5). Generally, this is the net income or loss of the Constituent Entity determined in preparing the consolidated financial statements of the Ultimate Parent Entity, adjusted in accordance with Articles 3.2 to 3.5 of the Model Rules.

This chapter also sets out the rules for computing the exclusion for certain international shipping income, which is generally not subject to Top-up Tax under Pillar Two.

In addition, this chapter includes rules for allocating income or loss between a head office and a permanent establishment, as well as rules for allocating income or loss from a Flow-through Entity such as a partnership.

●

Do respondents have comments, or suggestions for clarifications that could be made in the Canadian legislation, regarding the adjustments required to accounting profits under Articles 3.2 to 3.5 (including the various elections available under those provisions), while respecting the intended outcomes in the Model Rules?

Computation of Adjusted Covered Taxes (Chapter 4)

Chapter 4 provides rules to determine Covered Taxes, meaning taxes that are taken into consideration in determining an MNE Group’s jurisdictional ETR in Chapter 5. Covered Taxes are generally defined as income or profits taxes, taxes in lieu of income taxes, certain taxes on corporate distributions and taxes on equity.

The computation of Covered Taxes of a Constituent Entity begins with certain amounts accrued in current tax expense in its financial statements, which are

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then subject to a number of adjustments. These include adjustments to address loss carryovers and timing differences in the recognition of income and expense between financial and tax accounting, based on deferred tax accounting principles (subject to certain exceptions and modifications).

Chapter 4 also reallocates certain Covered Taxes from one jurisdiction to another, where the Covered Tax is in respect of income recognized in the other jurisdiction. Covered taxes paid by a head office in respect of a permanent establishment’s profits, or under a controlled foreign company tax regime in respect of the income of a controlled foreign company, are reallocated to the jurisdiction of the permanent establishment or controlled foreign company, respectively, subject to a limitation based on the 15-per-cent minimum rate in the case of passive income of a controlled foreign company.

•

Do respondents have comments, or suggestions for clarifications in the Canadian legislation, regarding the computation of Adjusted Covered Taxes under Article 4.1, and the allocation of Covered Taxes between Constituent Entities under Article 4.3?

•

Do respondents have views on how rules to address temporary differences in Article 4.4 work, including whether there are any uncertainties as to their operations that could be further clarified in the Canadian legislation?

•	Do respondents have any suggestions as to clarifications required in relation to post-filing adjustments under Article 4.6 of the Model Rules?

Computation of Effective Tax Rate and Top-up Tax (Chapter 5)

Chapter 5 provides rules to compute an MNE Group’s ETR in each jurisdiction in which it operates. It also sets out rules to compute the amount of any Top-up Tax with respect to the low-taxed entities in a jurisdiction in which the ETR falls below 15 per cent.

The computation of Top-up Tax takes into account the Substance-based Income Exclusion, which is also computed under the rules in this chapter. For 2023, the Substance-based Income Exclusion will exclude from the application of Top-up Tax an amount of income equal to 8 per cent of the carrying value of Eligible Tangible Assets and 10 per cent of payroll expenditures; these percentages will decline annually over the course of a 10-year transition period to end at 5 per cent for both tangible assets and payroll as of 2032.

In addition, Chapter 5 provides for a de minimis exclusion from Top-up Tax where the MNE Group’s average revenue and income in a jurisdiction are less than €10 million and €1 million, respectively, for the year and the two preceding years.

•	Do respondents have any comments on the computation of the Substance-based Income Exclusion under Article 5.3?

Corporate Restructurings and Holding Structures (Chapter 6)

Chapter 6 provides rules governing the treatment of certain corporate restructurings, as well as special rules for joint ventures and Multi-Parented MNE Groups.

•	Do respondents have any comments with respect to the rules on corporate restructurings in Articles 6.1 to 6.3?

•	Do respondents have any comments, or suggestions for clarifications in the Canadian legislation, as to the treatment of joint ventures under the rules?

Tax Neutrality and Distribution Regimes (Chapter 7)

Chapter 7 provides special rules applicable to certain tax neutrality and distribution taxation regimes. It also provides special rules for computing the ETR of Investment Funds and other Investment Entities, which generally is calculated separately from the ETR of the jurisdiction where the entity is located.

•

Do respondents have any comments, or suggestions for clarifications in the Canadian legislation, on how the rules apply in relation to Investment Funds and other Investment Entities, including the provisions in Articles 7.4 (computation of ETR for Investment Entities), 7.5 (tax transparency election) and 7.6 (Taxable Distribution Method election)?

Administration (Chapter 8)

Chapter 8 provides reporting requirements, including the obligation to file a standardized information return within 15 months of the end of the MNE Group’s reporting period and the ability for the MNE Group to appoint a Designated Filing Entity to fulfill this obligation on behalf of the group.

Chapter 8 also contemplates the development of one or more “safe harbours” to mitigate compliance and reporting obligations in respect of an MNE Group’s operations in particular jurisdictions where certain criteria are met. The criteria to qualify for the safe harbour and other details are to be further developed under the Implementation Framework.

•	Do respondents have comments on the reporting requirements?

•	Do respondents have views on an appropriate payment deadline for Pillar Two liabilities under the Canadian legislation, and any views regarding instalment payments in relation to such liabilities?

•	What are respondents’ views on how to design a potential safe harbour

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that would allow for a simplified ETR calculation based on information reported in country-by-country reports?

•	Do respondents have views as to the appropriate design of the administrative power in Article 8.2.2 to override the safe harbour election?

Transition Rules (Chapter 9)

Chapter 9 provides transitional rules that ensure MNE Groups get appropriate recognition for losses incurred prior to Pillar Two coming into effect, as well as other deferred tax assets and liabilities.

This chapter also provides for a five-year deferral in the application of the UTPR in relation to MNE Groups in the initial stage of international expansion, and the transitional rates for the Substance-based Income Exclusion described in Chapter 5.

•	Are there any issues or uncertainties regarding the operation of the transitional rules that could be clarified in the Canadian legislation?

•	Do respondents have views as to whether Canada should adopt the optional transitional rule in Article 9.3.5., in relation to MNE Groups in the initial phase of their international activity?

Definitions (Chapter 10)

Chapter 10 sets out definitions for various terms used in the Model Rules.

•	Do respondents have any comments regarding clarifications to any of these definitions that could be included in the Canadian legislation?

How to Participate in the Consultation

Interested parties are invited to send written representations by July 7, 2022 to the Department of Finance Canada, Tax Policy Branch at Pillar2Consultation. ConsultationPilier2@fin.gc.ca.

Exchange of Tax Information on Digital Economy Platform Sellers

Technological developments related to the digital economy are making it possible for a wider share of the population to carry on business through online platforms. The digital economy includes the sharing and gig economies, and online sellers of goods. The sharing economy is an economic model involving peer-to-peer based activity of acquiring, providing, or sharing access to goods and services that is often facilitated by an online platform. The gig economy is based on flexible, temporary or freelance jobs, often involving connecting with clients or customers through online platforms. Online sellers of goods often make use of digital platforms, rather than maintaining their own websites.

In Canada, the onus is generally on taxpayers earning business income, including those carrying on business through online platforms (i.e., platform sellers), to report to the Canada Revenue Agency (CRA) the income they have earned. However, not all platform sellers are aware of the tax implications of their online activities. In addition, transactions occurring digitally through online platforms may not be visible to tax administrations, making it difficult for the CRA to identify non-compliance.

To address these concerns, which are shared by other jurisdictions, the Organisation for Economic Co-operation and Development (OECD) has developed model rules for reporting by digital platform operators with respect to platform sellers. The model rules require online platforms to collect and report relevant information to tax administrations in order to ensure that revenues earned by taxpayers through those platforms can be properly taxed. The OECD’s framework for the model rules is designed to minimize administrative burden by providing for the sharing of information between tax administrations. An online platform would generally need to report the information to only one jurisdiction, and that jurisdiction would then share the information with partner jurisdictions based on the residence of each platform seller earning revenue through the platform (and, in the case of a rental property, the jurisdiction where the rental property is located).

Other jurisdictions have announced their intention to implement the model rules or a similar framework, including the European Union, the United Kingdom and Australia.

Budget 2022 proposes to implement the model rules in Canada. The measure would require reporting platform operators that provide support to reportable sellers for relevant activities to determine the jurisdiction of residence of their reportable sellers and report certain information on them.

Reporting platform operators would be entities that are engaged in the following activities:

•	contracting directly or indirectly with sellers to make the software that runs a platform available for the sellers to be connected to other users; or

•	collecting compensation for the relevant activities facilitated through the platform.

Software that exclusively facilitates the processing of compensation in relation to relevant activities, the mere listing or advertising of relevant activities or the transfer of users to another platform would not be subject to the rules, provided in each case that there is no further intervention in the provision of relevant activities. For example, this would generally exclude pure payment processors, classified ads boards, and online aggregators.

The measure would generally apply to platform operators that are resident for tax purposes in Canada. The measure would also apply to platform operators that are not resident in Canada or a partner jurisdiction and that facilitate relevant activities by sellers resident in Canada or with respect to rental of

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immovable property located in Canada. A partner jurisdiction would be a jurisdiction that has implemented similar reporting requirements on platform operators and that has agreed to exchange information with the CRA on reportable platform sellers.

The measure would not apply to platform operators that demonstrate to the CRA that their business model does not allow sellers to profit from compensation received or that the platform does not have any reportable sellers. The measure would also exclude platform operators that facilitate the provision of relevant activities for which the total compensation over the previous year is less than €1 million, and that elect to be excluded from reporting.

Relevant activities would be relevant services and sales of goods. Relevant services would be:

•

personal services (i.e., services involving time- or task-based work performed by one or more individuals at the request of a user, unless such work is purely ancillary to an overall transaction or it is provided by a seller pursuant to an employment relationship with the platform operator or a related entity of the platform operator), for example, transportation and delivery services, manual labour, tutoring, data manipulation and clerical, legal or accounting tasks;

•	rental of immovable property (residential or commercial property, as well as parking spaces); and

•	rental of means of transportation.

A reportable seller would be an active user who is registered on a platform to provide relevant services or sell goods. Sellers that represent a limited compliance risk would not be reportable sellers. These are:

•	governmental entities;

•	entities the stock of which is regularly traded on an established securities market;

•	large providers of hotel accommodation that provide accommodation at a high frequency (i.e., more than 2,000 per year in respect of a property listing on an online platform); and

•	with respect to the sales of goods, sellers who make less than 30 sales a year for a total of not more than €2,000.

Reporting platform operators would need to complete due diligence procedures to identify reportable sellers and their jurisdiction of residence. For platform operators that become reporting platform operators for the first time, the due diligence procedures would be required to be completed by December 31 of the second calendar year in which the platform operator is subject to the reporting rules. A reporting platform operator could continue to rely on the due diligence procedures from a previous year as long as it has verified the seller’s address within the last 36 months and it does not have reason to know that its information on the seller has become unreliable or incorrect.

Reporting platform operators would be required to report to the CRA specified information on reportable sellers by January 31 of the year following the calendar year for which a seller is identified as a reportable seller. Reporting platform operators would also be required to provide the information relating to each reportable seller to that seller by the same date.

To avoid duplicative reporting, a reporting platform operator would generally not have to report information about a seller if another platform operator will be reporting the required information about that seller. The reporting platform operator would need to obtain adequate assurances from the other platform operator that it will report the required information.

The CRA would automatically exchange with partner jurisdictions the information received from Canadian platform operators on sellers resident in the partner jurisdiction and rental property located in the partner jurisdiction. Likewise, the CRA would receive information on Canadian sellers and rental property located in Canada from partner jurisdictions. The exchanges would take place under the exchange of information provisions in tax treaties and similar international instruments, which provide important safeguards to protect taxpayer confidentiality and ensure that the exchanged information is not used inappropriately.

This measure would apply to calendar years beginning after 2023. This would allow the first reporting and exchange of information to take place in early 2025 with respect to the 2024 calendar year.

Interest Coupon Stripping

Part XIII of the Income Tax Act generally imposes a 25-per-cent withholding tax on interest paid or credited by a Canadian resident to a non-arm’s length non-resident. The 25-per-cent withholding tax rate is generally reduced for interest paid to a resident in a country with which Canada has a tax treaty. These Canadian tax treaties typically reduce this withholding tax rate to either 10 per cent or 15 per cent. Exceptionally, for interest paid to U.S. residents, the Canada-U.S. tax treaty generally reduces the withholding tax rate to nil.

Some taxpayers have sought to avoid Part XIII interest withholding tax on non-arm’s length debt using so-called interest coupon stripping arrangements. These arrangements generally involve a non-resident lender selling its right to receive future interest payments (interest coupons) in respect of a loan made to a non-arm’s length Canadian-resident borrower to a party that is not subject to withholding tax. The non-resident lender generally retains its right to the principal amount under the loan.

While an amendment was made in 2011 to address a particular interest coupon stripping arrangement that was the subject of a court decision, it did not deal with two other variations of the arrangement.

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The first variation generally involves a non-resident lender, not resident in the U.S., selling the interest coupons in respect of a loan made to a non-arm’s length Canadian-resident borrower to another person who is resident in the U.S. This U.S.-resident interest coupon holder could be either arm’s length or non-arm’s length with the Canadian-resident borrower. To the extent that the interest paid by the Canadian-resident borrower to the U.S. interest coupon holder under this arrangement is eligible for benefits under the Canada-U.S. tax treaty, the withholding tax rate to which it is subject would be reduced from 25 per cent to nil. This variation could also involve a lender resident in a non-treaty country - or in a treaty country where the treaty provides for a relatively high rate of withholding tax on interest - selling interest coupons to a purchaser in any country with a lower treaty rate.

The second variation involves a non-resident lender, not resident in the U.S., selling the interest coupons in respect of a loan made to a non-arm’s length Canadian-resident borrower to a person resident in Canada. Under this variation, interest paid by the Canadian-resident borrower to the Canadian-resident interest coupon holder is not subject to withholding tax since it is not paid to a non-resident. In these circumstances, taxpayers take the position that certain potentially applicable provisions in the Income Tax Act do not apply to deem an interest payment to be made by the Canadian-resident interest coupon holder to the non-resident lender.

Depending on the particular facts, these two variations of interest coupon stripping arrangements could be challenged by the Government based on existing rules in the Income Tax Act. However, to avoid the uncertainty and costs associated with such challenges, the Government is proposing a specific legislative measure to ensure that the appropriate tax consequences apply to these arrangements.

Budget 2022 proposes an amendment to the interest withholding tax rules to ensure that the total interest withholding tax paid under an interest coupon stripping arrangement is the same as if the arrangement had not been undertaken and instead the interest had been paid to the non-resident lender.

In general terms, an interest coupon stripping arrangement would be considered to exist where the following conditions are met:

●

a Canadian-resident borrower pays or credits a particular amount to a person or partnership (interest coupon holder) as interest on a debt (other than a publicly offered debt obligation) owed to a non-resident person with whom the Canadian-resident borrower is not dealing at arm’s length (non-resident lender); and

●

the tax that would be payable under Part XIII in respect of the particular amount, if the particular amount were paid or credited to the non-resident lender, is greater than the tax payable under Part XIII on the particular amount paid or credited to the interest coupon holder.

Where an interest coupon stripping arrangement exists, the Canadian-resident borrower would be deemed, for the purposes of the interest withholding tax rules, to pay an amount of interest to the non-resident lender such that the Part XIII tax on the deemed interest payment equals the Part XIII tax otherwise avoided as a result of the interest coupon stripping arrangement.

This measure would apply to interest paid or payable by a Canadian-resident borrower to an interest coupon holder to the extent that such interest accrued on or after Budget Day, unless the interest payment meets the following conditions:

●	it is in respect of a debt or other obligation incurred by the Canadian-resident borrower before Budget Day; and

●

it is made to an interest coupon holder that deals at arm’s length with the non-resident lender and that acquired the interest coupon as a consequence of an agreement or other arrangement entered into by the interest coupon holder, and evidenced in writing, before Budget Day.

For cases falling within the above exception, the measure would apply to interest paid or payable by a Canadian-resident borrower to an interest coupon holder to the extent that such interest accrued on or after the day that is one year after Budget Day.

Sales and Excise Tax Measures

GST/HST Health Care Rebate

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), hospitals can claim an 83-per-cent rebate and charities and non-profit organizations can claim a 50-per-cent rebate of the GST and the federal component of the HST that they pay on inputs used in their exempt supplies. In recognition of restructuring in the delivery of health care services, the 83-per-cent hospital rebate was expanded in 2005 to cover eligible charities and non-profit organizations that provide health care services similar to those traditionally performed in hospitals.

One of the conditions to be eligible for the expanded hospital rebate is that a charity or non-profit organization must deliver the health care service with the active involvement of, or on the recommendation of, a physician, or in a geographically remote community, with the active involvement of a nurse practitioner.

Budget 2022 proposes to amend the GST/HST eligibility rules for the expanded hospital rebate to recognize the increasing role of nurse practitioners in delivering health care services, including in non-remote areas. It is proposed that to be eligible for the expanded hospital rebate, a charity or non-profit organization must deliver the health care service with the active involvement

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of, or on the recommendation of, either a physician or a nurse practitioner, irrespective of their geographical location. In other words, the expanded hospital rebate would no longer distinguish between health care services rendered by physicians and nurse practitioners.

This measure would generally apply to rebate claim periods ending after Budget Day in respect of tax paid or payable after that date.

GST/HST on Assignment Sales by Individuals

An assignment sale in respect of residential housing is a transaction in which a purchaser (an “assignor”) under an agreement of purchase and sale with a builder of a new home sells their rights and obligations under the agreement to another person (an “assignee”).

Under the current Goods and Services Tax/Harmonized Sales Tax (GST/HST) rules, an assignment sale in respect of newly constructed or substantially renovated residential housing may be either taxable or exempt. An assignment sale made by an individual would generally be taxable if the individual had originally entered into the agreement of purchase and sale with the builder for the primary purpose of selling their interest in the agreement. If, on the other hand, the individual had originally entered into the agreement for another primary purpose, such as to occupy the home as a place of residence, the assignment sale would generally be exempt.

Budget 2022 proposes to amend the Excise Tax Act to make all assignment sales in respect of newly constructed or substantially renovated residential housing taxable for GST/HST purposes. As a result, the GST/HST would apply to the total amount paid for a new home by its first occupant and there would be greater certainty regarding the GST/HST treatment of assignment sales.

Typically, the consideration for an assignment sale includes an amount attributable to a deposit that had previously been paid to the builder by the assignor. Since the deposit would already be subject to GST/HST when applied by the builder to the purchase price on closing, Budget 2022 proposes that the amount attributable to the deposit be excluded from the consideration for a taxable assignment sale.

As is currently the case, the assignor in respect of a taxable assignment sale would generally continue to be responsible for collecting the GST/HST and remitting the tax to the Canada Revenue Agency (CRA). Where an assignor is non-resident, the assignee would continue to be required to self-assess and pay the GST/HST directly to the CRA.

The amount of a new housing rebate under the GST/HST legislation is determined based on the total consideration payable for a taxable supply of a home, as well as the total consideration payable for any other taxable supply of an interest in the home (e.g., the consideration for a taxable assignment sale). Accordingly, these changes may affect the amount of a GST New Housing Rebate or of a new housing rebate in respect of the provincial component of the HST that may be available in respect of a new home.

This measure would apply in respect of any assignment agreement entered into on or after the day that is one month after Budget Day.

Taxation of Vaping Products

The Government consulted Canadians in Budget 2021 on a proposal for a new excise duty on vaping products. Key refinements to the proposed taxation framework, informed by the public consultation that took place following Budget 2021, are below.

Tax Base

The taxation base would be comprised of vaping products that include either liquid or solid vaping substances (whether or not they contain nicotine), with an equivalency of 1 ml of liquid = 1 gram of solids. Vaping products that are already subject to the cannabis excise duty framework, as well as those produced by individuals for their personal use, would be excluded.

Duty Rates

A federal excise duty rate of $1 per 2 ml, or fraction thereof, is proposed for the first 10 ml of vaping substance, and $1 per 10 ml, or fraction thereof, for volumes beyond that. The excise duty would be based on the volume of vaping substance in each vaping product (e.g., a pod, a bottle, or a disposable vape pen).

If a province or territory were to choose to participate in a coordinated vaping taxation regime administered by the federal government as discussed below, an additional duty rate would be imposed in respect of dutiable vaping products intended for sale in that participating jurisdiction.

●

The additional duty rate in respect of that participating province or territory would be equal to the proposed federal excise duty rate, so that the proposed combined rate would be $2 per 2 ml, or fraction thereof, for the first 10 ml of vaping substance, and $2 per 10 ml, or fraction thereof, for volumes beyond that.

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Illustrative Duty Rates

Sale in a non-participating province or territory

If a retail package contains four separate pods of 1.0 ml of vaping liquid, each pod would be considered a separate vaping product for the purpose of the duty. The federal duty would be calculated based on the volume of liquid in each separate pod (i.e., $1.00 per 2 ml, or fraction thereof, per pod, for a total of $4.00 for the retail package), and not on the total volume of liquid in the retail package.

For a 30 ml bottle of vaping liquid, the federal excise duty would be $7.00: $5.00 for the first 10 ml, and an additional $2.00 for the remaining 20 ml.

Sale in a participating province or territory

For a retail package containing four separate pods of 1.0 ml of vaping liquid, the combined federal and provincial/territorial duty would be $2.00 per pod, for a total of $8.00 for the retail package.

For a 30 ml bottle, the combined federal and provincial/territorial excise duty would be $14.00: $10.00 for the first 10 ml, and an additional $4.00 for the remaining 20 ml.

Travellers’ Exemption

Budget 2022 proposes to allow duty-free importations by travellers returning to Canada of unstamped vaping products for personal use, as outlined below.

For an absence of less than 48 hours:

•	No duty-free importation of vaping products for personal use.

For an absence of 48 hours or more:

•

Duty-free importation for personal use of up to twelve vaping products (e.g., pods, bottles, or disposable vape pens) of less than 10 ml each (for a total of 120 ml); or, any combination of vaping products of 10 ml or more, so long as the total volume imported is below 120 ml.

Federal-provincial-territorial Taxation Coordination

The government will work collaboratively with provinces and territories that may be interested in a federally coordinated approach to taxing these products, which could be achieved through the implementation, under federal legislation and administration, of taxation on a common product base.

•	An agreement between the federal government and a province or territory could be signed and come into effect after the proposed federal excise duty framework for vaping products is in place.

Licensees would be required to apply an excise stamp with a specific colour and other unique markings indicating the provincial or territorial market in which the vaping product is intended to be sold.

Coming-into-force and Transition Period

The proposed federal excise duty framework for vaping products would come into force on October 1, 2022.

It is also proposed that retailers may continue to sell until January 1, 2023 unstamped products that are in inventory as of October 1, 2022.

Cannabis Taxation Framework and General Administration under the Excise Act, 2001

As the legal cannabis industry in Canada grows and evolves, there are opportunities to streamline, strengthen, and adapt the cannabis excise duty framework specifically, and other excise duty regimes under the Excise Act, 2001 accordingly.

Excise Duty Quarterly Remittances

Cannabis producers licensed under the excise duty regime must remit excise duties on a monthly basis, not later than the last day of the month following the month in which a product is delivered to a buyer. However, not all buyers – which are primarily provincial Crown entities – pay for those products on a monthly basis; in some cases, buyer payment terms extend well beyond one month, which may lead to cash-flow issues for smaller licensed producers.

Budget 2022 proposes to allow licensed cannabis producers to remit excise duties on a quarterly rather than monthly basis, starting from the quarter that began on April 1, 2022. This option would only be available in respect of a fiscal quarter, beginning on or after April 1, 2022, of a licensee that was required to remit less than a total of $1M in excise duties during the four fiscal quarters immediately preceding that fiscal quarter.

Technical Amendments

Contracts-for-Service – Cannabis Framework

Under the cannabis excise duty framework, packaged but unstamped cannabis products may not be transferred between licensed cannabis producers. Transferring excise duty stamps from one licensed producer to another is also prohibited. These restrictions, while intended to ensure the security and integrity of the supply chain, have also led to inventory management issues and inefficiencies in the supply chain for the cannabis industry.

Budget 2022 proposes to allow the Canada Revenue Agency to approve certain contract-for-service arrangements between two licensed cannabis producers. These approved arrangements would permit, as the case may be, two licensed producers to:

•	transfer stamps, and packaged but unstamped products, between them;

•	stamp and enter cannabis products into the retail market that have been packaged by the other producer; and,

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•	pay the excise duty on cannabis products that were stamped by the other producer.

This proposal would come into force upon royal assent to the enabling legislation.

Penalties – Cannabis Framework

Penalties are imposed on licensees when they lose excise stamps. The penalties are higher where the lost stamps are in respect of jurisdictions that opted for the inclusion of an additional cannabis duty adjustment clause in their Coordinated Cannabis Taxation Agreement (CCTA).

Additional Cannabis Duty Adjustments

This adjustment is meant to reflect in whole or in part differences between the general sales tax rate applied to cannabis in the particular jurisdiction, and the highest prevailing general provincial sales tax rate (or rate of the provincial component of the HST) in Canada – which is currently 10 per cent.

•	Some jurisdictions do not have a sales tax adjustment clause in their CCTA, such as Quebec and Nova Scotia.

•

Some jurisdictions with a prevailing general provincial sales tax rate of less than 10 per cent opted for the adjustment: Ontario (a 3.9 per cent adjustment), Alberta (16.8 per cent), Saskatchewan (6.45 per cent), and Nunavut (19.3 per cent).

•

Some jurisdictions with a prevailing general provincial sales tax rate already at 10 per cent asked that the adjustment clause be included in their CCTA, although at a current rate of 0 per cent. These were New Brunswick, Prince Edward Island, and Newfoundland and Labrador.

In practice, licensees remitting excise duties in respect of sales to provinces with an adjustment must remit an additional duty amount in respect of those sales, calculated on the value of the product sold.

However, the higher penalties in these cases are the same whether a province has an adjustment of 0 per cent (i.e., stamps for New Brunswick, Prince Edward Island, and Newfoundland and Labrador) or an actual adjustment that is greater than 0 per cent (i.e., Ontario, Alberta, Saskatchewan, and Nunavut). This lost stamp penalty therefore does not properly reflect the difference in the value of excise duties owed.

Budget 2022 proposes to amend the penalty provision for lost stamps so that the higher penalty for losing stamps for a province or territory with an additional cannabis duty adjustment only applies if the adjustment rate is greater than 0 per cent.

In addition, there are currently no penalty provisions for situations where unlicensed parties illegally possess or purchase cannabis products, or where licensed parties illegally distribute such products.

Budget 2022 proposes that existing cannabis penalty provisions would also apply to situations where unlicensed parties illegally possess or purchase cannabis products, and where licensed parties illegally distribute cannabis products.

These proposals would come into force upon royal assent to the enabling legislation.

Licences – Cannabis Framework

Entities that hold a Health Canada-issued Research Licence or Cannabis Drug Licence are required to also hold a cannabis excise duty licence, issued by the Canada Revenue Agency (CRA). These licensees must post financial security, and most of them file excise duty returns that only contain information on the movement of insignificant quantities of inventory. In general, holders of a Research Licence or Cannabis Drug Licence use relatively small amounts of cannabis, and pose little risk of cannabis product diversion (i.e., illegal sale or use).

Budget 2022 proposes to exempt holders of a Health Canada-issue Research Licence or Cannabis Drug Licence from the requirement to be licensed under the excise duty regime.

Excise duty licences issued by the CRA for cannabis producers are only valid for up to two years, while Health Canada-issued licences, which are a necessary prerequisite for receiving a CRA-issued excise licence, may be granted for up to five years at a time.

Budget 2022 proposes to allow the CRA to issue licences that would be valid for up to the lesser of five years or the longest period for which the relevant Health Canada licence or licences are valid.

These proposals would come into force upon royal assent to the enabling legislation.

General Administration – Excise Act, 2001

The Excise Act, 2001 currently imposes excise duties on spirits, wine, tobacco, and cannabis products. The following proposals would apply in respect of all these excisable goods under the Act.

The CRA may cancel an excise licensee’s licence with 90 days’ notice. However, the grounds for suspension are not as broad as those for cancellation.

Budget 2022 proposes to add all cancellation criteria for an excise licence, other than a proactive request by a licensee to cancel its licence, to the criteria that may be used to suspend an excise licence.

Under the Regulations Respecting Excise Licences and Registrations, tobacco, spirits, wine and cannabis excise licensees and applicants to such licences are required to comply with federal and provincial legislation and regulations respecting the taxation and control of alcohol and tobacco products. Cannabis products are not currently part of this group of products.

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Budget 2022 proposes to require all excise licensees and excise applicants to comply with federal and provincial legislation and regulations regarding the taxation and control of cannabis products.

In practice, the CRA no longer has the ability to accept cash, or transferable bonds issued by the Government of Canada, as financial security. There are cash and bond equivalents the CRA accepts instead.

Budget 2022 proposes to remove cash and transferable bonds issued by the Government of Canada, and add bank drafts and Canada Post money orders, to the types of financial security that could be accepted by the CRA.

As a result of the ongoing pandemic, the CRA has conducted virtual audits and reviews of excise licensees. Remote due diligence activities are often a more efficient and cost-effective option.

Budget 2022 proposes to confirm the ability of the CRA to carry out virtual audits and reviews of all licensees, where the Agency deems it appropriate.

These proposals would come into force upon royal assent to the enabling legislation.

WTO Settlement on the 100-per-cent Canadian Wine Exemption

Under the Excise Act, 2001, wine is subject to excise duties. For a typical 750mL bottle of wine, as of April 1, 2022, the excise duty is $0.688 per litre or about 52 cents per bottle. The duty is imposed at the time of packaging or, in the case of bulk wine, when the wine is taken for use (e.g., consumed). Wine that is produced in Canada and composed wholly of agricultural or plant product grown in Canada (i.e., 100-per-cent Canadian wine) is exempt from excise duties.

In 2018, the 100-per-cent Canadian wine excise duty exemption was challenged at the World Trade Organization (WTO). Canada reached a settlement on this dispute in July 2020, in which it agreed to repeal the excise duty exemption by June 30, 2022.

To give effect to the settlement, Budget 2022 proposes to repeal the 100-per-cent Canadian wine excise duty exemption.

The proposed measure would come into force on June 30, 2022.

Beer Taxation

Under the Excise Act, 2001, wine and spirits containing no more than 0.5 per cent alcohol by volume (ABV) are not subject to federal excise duty. Meanwhile, under the Excise Act, beer containing no more than 0.5 per cent ABV is subject to duty.

Budget 2022 proposes to eliminate excise duty for beer containing no more than 0.5 per cent ABV, bringing the tax treatment of such beer into line with the treatment of wine and spirits with the same alcohol content.

The proposed measure would come into force on July 1, 2022.

Other Tax Measure

Amendments to the Nisga’a Final Agreement Act to Advance Tax Measures in the Nisga’a Nation Taxation Agreement

The Nisga’a Final Agreement (2000) was negotiated between the Nisga’a Nation, British Columbia and Canada, and became one of the first modern treaties in Canada. Accompanying the Nisga’a treaty, the Nisga’a Nation Taxation Agreement was the first instance of a tax treatment agreement being concluded with a self-governing Indigenous government. At the time it was enacted, the Nisga’a Final Agreement Act, which is the federal settlement legislation giving effect to the Nisga’a treaty, provided force-of-law to specific provisions of the Nisga’a Nation Taxation Agreement, rather than the entire agreement.

For all other modern treaties negotiated following the Nisga’a treaty, comparable federal settlement legislation provided force-of-law to the entire tax treatment agreement, to accommodate the inclusion of additional tax treatment measures in the future.

Budget 2022, therefore, proposes to amend the Nisga’a Final Agreement Act to provide force-of-law to all provisions of the Nisga’a Nation Taxation Agreement, including a forthcoming amendment with respect to an income tax exemption for amounts received by citizens of the Nisga’a Nation from a registered pension plan to the extent that the employment income on which the pension amounts are based was itself exempt from tax. The proposed amendment to the Nisga’a Final Agreement Act would also enable any future potential tax-related amendments to the Nisga’a Nation Taxation Agreement to have effect.

Previously Announced Measures

Budget 2022 confirms the government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

●	Legislative proposals relating to the Select Luxury Items Tax Act released on March 11, 2022.

●	Legislative proposals released on February 4, 2022 in respect of the following measures:

—	electronic filing and certification of tax and information returns;

—	immediate expensing;

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—	the Disability Tax Credit;

—	a technical fix related to the GST Credit top-up;

—	the rate reduction for zero-emission technology manufacturers;

—	film or video production tax credits;

—	postdoctoral fellowship income;

—	fixing contribution errors in registered pension plans;

—	a technical fix related to the revocation tax applicable to charities;

—	capital cost allowance for clean energy equipment;

—	enhanced reporting requirements for certain trusts;

—	allocation to redeemers methodology for mutual fund trusts;

—	mandatory disclosure rules;

—	avoidance of tax debts;

—	taxes applicable to registered investments;

—	audit authorities;

—	interest deductibility limits; and

—	crypto asset mining.

•	Legislative proposals tabled in a Notice of Ways and Means Motion on December 14, 2021 to introduce the Digital Services Tax Act.

•	Legislative proposals released on December 3, 2021 with respect to Climate Action Incentive payments.

•	The income tax measure announced in Budget 2021 with respect to Hybrid Mismatch Arrangements.

•	The transfer pricing consultation announced in Budget 2021.

•	The anti-avoidance rules consultation announced on November 30, 2020 in the Fall Economic Statement.

•	The income tax measure announced on December 20, 2019 to extend the maturation period of amateur athletes trusts maturing in 2019 by one year, from eight years to nine years.

•	Measures confirmed in Budget 2016 relating to the Goods and Services Tax/ Harmonized Sales Tax joint venture election.

Budget 2022 also reaffirms the government’s commitment to move forward as required with technical amendments to improve the certainty and integrity of the tax system.

Notices of Ways and Means Motions

Notice of Ways and Means Motion to amend the Income Tax Act and Other Legislation

That it is expedient to amend the Income Tax Act (the “Act”) and other legislation as follows:

Tax-Free First Home Savings Account

1 The Act is modified to give effect to the proposals relating to the Tax-Free First Home Savings Account as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Home Buyers’ Tax Credit

2 (1) Subsection 118.05(3) of the Act is replaced by the following:

First-time homebuyers’ tax credit

(3) In computing the tax payable under this Part by an individual for a taxation year in which a qualifying home in respect of the individual is acquired, there may be deducted the amount determined by multiplying $10,000 by the appropriate percentage for the taxation year.

(2) Subsection (1) applies to the 2022 and subsequent taxation years.

Multigenerational Home Renovation Tax Credit

3 The Act is modified to give effect to the proposals relating to the Multigenerational Home Renovation Tax Credit as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Home Accessibility Tax Credit

4 (1) Paragraph (a) of the description of B in subsection 118.041(3) of the Act is replaced by the following:

(a) $ 20,000, and

(2) Paragraphs 118.041(5)(a) and (b) of the Act are replaced by the following:

(a) a maximum of $20,000 of qualifying expenditures for a taxation year in respect of a qualifying individual can be claimed under subsection (3) by the qualifying individual and all eligible individuals in respect of the qualifying individual;

(b) if there is more than one qualifying individual in respect of an eligible dwelling, a maximum of $20,000 of qualifying expenditures for a taxation year in respect of the eligible dwelling can be claimed under subsection (3) by the qualifying individuals and all eligible individuals in respect of the qualifying individuals; and

(3) Subsections (1) and (2) apply to the 2022 and subsequent taxation years.

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Residential Property Flipping Rule

5 The Act is modified to give effect to the proposals relating to the Residential Property Flipping Rule as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Labour Mobility Deduction for Tradespeople

6 The Act is modified to give effect to the proposals relating to the Labour Mobility Deduction for Tradespeople as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Medical Expense Tax Credit for Surrogacy and Other Expenses

7 (1) Subsection 118.2(2) of the Act is amended by striking out “or” at the end of paragraph (t), by adding “or” at the end of paragraph (u) and by adding the following after paragraph (u):

(v) to a fertility clinic, or donor bank, in Canada as a fee or other amount paid or payable, to obtain sperm or ova to enable the conception of a child by the individual, the individual’s spouse or common-law partner or a surrogate mother on behalf of the individual.

(2) Section 118.2 of the Act is amended by adding the following after subsection (2.2):

Surrogacy expenses

(2.21) An amount is deemed to be a medical expense of an individual for the purposes of this section if the amount

(a) is paid by the individual or the individual’s spouse or common-law partner;

(b) is

(i) an expenditure described under any of sections 2 to 4 of the Reimbursement Related to Assisted Human Repro-duction Regulations, or

(ii) paid in respect of a surrogate mother or donor, and would be an expenditure described in subparagraph (i) if it was paid to the surrogate mother or donor;

(c) would be a medical expense of the individual (within the meaning of subsection (2)) if the amount was paid in respect of a good or service provided to the individual or the individual’s spouse or common-law partner;

(d) is an expense incurred in Canada; and

(e) is paid for the purpose of the individual becoming a parent.

(3) Subsections (1) and (2) apply to the 2022 and subsequent taxation years.

Annual Disbursement Quota for Registered Charities

8 The Act is modified to give effect to the proposals relating to the Annual Disbursement Quota for Registered Charities as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Charitable Partnerships

9 The Act is modified to give effect to the proposals relating to Charitable Partnerships as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

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Amendments to the Children’s Special Allowances Act and to the Income Tax Act

10  (1) The portion of paragraph 81(1)(h) of the Act before subparagraph (i) is replaced by the following:

Social assistance

(h) where the taxpayer is an individual (other than a trust), a social assistance payment (other than a prescribed payment) ordinarily made on the basis of a means, needs or income test under a program provided for by an Act of Parliament, a law of a province or a law of an Indigenous governing body (as defined in section 2 of the Children’s Special Allowances Act), to the extent that it is received directly or indirectly by the taxpayer for the benefit of another individual (other than the taxpayer’s spouse or common-law partner or a person who is related to the taxpayer or to the taxpayer’s spouse or common-law partner), if

(2) The portion of paragraph 81(1)(h.1) of the Act before subparagraph (i) is replaced by the following:

Social assistance for informal care programs

(h.1) if the taxpayer is an individual (other than a trust), a social assistance payment ordinarily made on the basis of a means, needs or income test provided for under a program of the Government of Canada, the government of a province or of an Indigenous governing body (as defined in section 2 of the Children’s Special Allowances Act), to the extent that it is received directly or indirectly by the taxpayer for the benefit of a particular individual, if

(3) Subsections (1) and (2) are deemed to have come into force on January 1, 2020.

11 (1) Paragraph (i) of the definition eligible individual in section 122.6 of the Act is replaced by the following:

(i) an individual shall not fail to qualify as a parent (within the meaning assigned by section 252) of another individual solely because of the receipt of a social assistance amount that is payable under a program of the Government of Canada, the government of a province or an Indigenous governing body (as defined in section 2 of the Children’s Special Allowances Act) for the benefit of the other individual; (particulier admissible)

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

12 (1) Subsection 122.7(1.2) of the Act is replaced by the following:

Receipt of social assistance

(1.2) For the purposes of applying the definitions eligible dependant and eligible individual in subsection (1) for a taxation year, an individual shall not fail to qualify as a parent (within the meaning assigned by section 252) of another individual solely because of the receipt of a social assistance amount that is payable under a program of the Government of Canada, the government of a province or an Indigenous governing body (as defined in section 2 of the Children’s Special Allowances Act) for the benefit of the other individual, unless the amount is a special allowance under the Children’s Special Allowances Act in respect of the other individual in the taxation year.

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

13 (1) Section 2 of the Children’s Special Allowances Act is amended by adding the following in alphabetical order:

Indigenous governing body means an Indigenous governing body (as defined in section 1 of An Act respecting First Nations, Inuit and Métis children, youth and families) that

(a)	has given notice under subsection 20(1) of that Act;

(b)	has requested a coordination agreement under subsection 20(2) of that Act; or

(c)	meets prescribed conditions. (corps dirigeant autochtone)

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(2) Subsection (1) is deemed to have come into force on January 1, 2020.

14 (1) Paragraphs 3(1)(a) and (b) of the Children’s Special Allowances Act are replaced by the following:

(a) resides in an institution, a group foster home, the private home of foster parents or in the private home of a guardian, tutor or other individual occupying a similar role for the month, under a decree, order or judgment of a competent tribunal and is maintained by

(i) a department or agency of the government of Canada or a province, or

(ii) an agency appointed by a province, including an authority established under the laws of a province, or by anagency appointed by such an authority, for the purpose of administering any law of the province for the protection and care of children;

(b) is maintained by an institution licensed or otherwise authorized under the law of the province to have the custody or care of children; or

(c) resides in an institution, a group foster home, the private home of foster parents or in the private home of a guardian, tutor or other individual occupying a similar role for the month, under the laws of an Indigenous governing body, and is maintained by

(i) the Indigenous governing body,

(ii) a department or agency of the Indigenous governing body, or

(iii) an agency appointed by the Indigenous governing body, including an authority established under the laws of the Indigenous governing body, or by an agency appointed by such an authority, for the purpose of administering any law of the Indigenous governing body for the protection and care of children.

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

15 (1) Paragraph 4(1)(a) of the Children’s Special Allowances Act is replaced by the following:

(a) an application therefor has been made in the prescribed manner by the department, agency, institution or Indigenous governing body referred to in subsection 3(1) that maintains the child; and

(2) Subsection 4(3) of the Children’s Special Allowances Act is replaced by the following:

No allowance payable

(3) No special allowance is payable for the month in which the child in respect of whom the special allowance is payable commences to be maintained by a department, agency, institution or Indigenous governing body, and no special allowance is payable in respect of a child for the month in which the child is born or commences to reside in Canada.

(3) Paragraph 4(4)(a) of the Children’s Special Allowances Act is replaced by the following:

(a) ceases to be maintained by the department, agency, institution or Indigenous governing body;

(4) Subsections (1) to (3) are deemed to have come into force on January 1, 2020.

16 (1) Sections 5 and 6 of the Children’s Special Allowances Act are replaced by the following:

Recipient of special allowance

5 Where payment of a special allowance is approved in respect of a child, the special allowance shall, in such manner and at such times as are determined by the Minister, be paid to the department, agency, institution or Indigenous governing body referred to in section 3 that maintains the child or, in the prescribed circumstances, to a foster parent.

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Report to be made

6 Where a special allowance ceases to be payable in respect of a child for a reason referred to in paragraph 4(4)(a), (b) or (c), the chief executive officer of the department, agency, institution or Indigenous governing body that made the application under paragraph 4(1)(a) in respect of the child shall, as soon as possible after the special allowance ceases to be payable in respect of the child, notify the Minister in the prescribed form and manner.

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

17 (1) Subsections 9(1) and (2) of the English version of the Children’s Special Allowances Act are replaced by the following:

Return of special allowance where recipient not entitled

9 (1) Any person, department, agency, institution or Indigenous governing body that has received or obtained by cheque or otherwise payment of a special allowance under this Act to which the person, department, agency, institution or Indigenous governing body is not entitled, or payment in excess of the amount to which the person, department, agency, institution or Indigenous governing body is entitled, shall, as soon as possible, return the cheque or the amount of the payment, or the excess amount, as the case may be.

Recovery of amount of payment as debt due to Her Majesty

(2) Where a person, department, agency, institution or Indigenous governing body has received or obtained payment of a special allowance under this Act to which the person, department, agency, institution or Indigenous governing body is not entitled, or payment in excess of the amount to which the person, department, agency, institution or Indigenous governing body is entitled, the amount of the special allowance or the amount of the excess, as the case may be, constitutes a debt due to Her Majesty.

(2) Subsection 9(3) of the Children’s Special Allowances Act is replaced by the following:

Deduction from subsequent special allowance

(3) Where any person, department, agency, institution or Indigenous governing body has received or obtained payment of a special allowance under this Act to which the person, department, agency, institution or Indigenous governing body is not entitled, or payment in excess of the amount to which the person, department, agency, institution or Indigenous governing body is entitled, the amount of the special allowance or the amount of the excess, as the case may be, may be deducted and retained in such manner as is prescribed out of any special allowance to which the person, department, agency, institution or Indigenous governing body is or subsequently becomes entitled under this Act.

(3) Subsections (1) and (2) are deemed to have come into force on January 1, 2020.

18 (1) Section 11 of the Children’s Special Allowances Act is replaced by the following:

Agreements for exchange of information

11 The Minister may enter into an agreement with the government of any province, or an Indigenous governing body, for the purpose of obtaining information in connection with the administration or enforcement of this Act or the regulations and of furnishing to that government, or Indigenous governing body, under prescribed conditions, any information obtained by or on behalf of the Minister in the course of the administration or enforcement of this Act or the regulations, if the Minister is satisfied that the information to be furnished to that government, or Indigenous governing body, under the agreement is to be used for the purpose of the administration of a social program, income assistance program or health insurance program in the province or of the Indigenous governing body.

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

19 (1) Paragraph 13(a) of the English version of the Children’s Special Allowances Act is replaced by the following:

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(a) providing for the suspension of payment of a special allowance during any investigation respecting the eligibility of a department, agency, institution or Indigenous governing body to receive the special allowance and specifying the circumstances in which payment of a special allowance, the payment of which has been suspended, may be resumed;

(2) Paragraph 13(c) of the Children’s Special Allowances Act is replaced by the following:

(c) specifying for the purposes of this Act the circumstances in which a child shall be considered to be maintained by a department, agency, institution or Indigenous governing body; and

(3) Subsections (1) and (2) are deemed to have come into force on January 1, 2020.

20 (1) The definition applicant in section 2 of the Children’s Special Allowance Regulations is replaced by the following:

applicant means a department, agency, institution or Indigenous governing body referred to in subsection 3(1) of the Act; (demandeur)

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

21 (1) The portion of section 7 of the Children’s Special Allowance Regulations before paragraph (a) is replaced by the following:

Communication of Information

7 The information referred to in section 11 of the Act may be furnished to the government of a province or to an Indigenous governing body, under the terms of an agreement between the Minister and that government or Indigenous governing body, for the purpose of the administration of a social, income assistance or health insurance program of that province or Indigenous governing body that is specified in the agreement, on condition that

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

22 (1) Paragraphs 9(a) and (b) of the Children’s Special Allowance Regulations are replaced by the following:

(a) the applicant, at the end of the month, provides for the child’s care, maintenance, education, training and advancement to a greater extent than any other department, agency, institution, Indigenous governing body or any person; or

(b) the applicant is an entity referred to in any of paragraphs 3(1)(a) to (c) of the Act that has applied in respect of a child who

(i) was formerly in the care of foster parents or was formerly maintained by an entity referred to in any of paragraphs 3(1)(a) to (c) of the Act, and

(ii) has been placed in the permanent or temporary custody of a guardian, tutor or other individual occupying a similar role for the month, under a decree, order or judgment of a competent tribunal, or under the laws of an Indigenous governing body, who has received financial assistance from the applicant for the month in respect of the child’s maintenance.

(2) Subsection (1) is deemed to have come into force on January 1, 2020.

Borrowing by Defined Benefit Pension Plans

23 (1) The portion of paragraph 8502(i) of the Income Tax Regulations before subparagraph (i) is replaced by the following:

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Borrowing

(i) in the case of a money purchase provision of the plan or in the case of an individual pension plan, a trustee or other person who holds property in connection with the plan does not borrow money for the purposes of the money purchase provision or the individual pension plan, as the case may be, except where

(2) Section 8502 of the Income Tax Regulations is amended by adding the following after paragraph (i.1):

Borrowing — defined benefit provision

(i.2) in the case of a defined benefit provision of the plan (other than an individual pension plan), a trustee or other person who holds property in connection with the provision does not borrow money for the purposes of the defined benefit provision, except

(i) in the case where money is borrowed for the purpose of acquiring real property, if

(A) the property may reasonably be considered to be acquired for the purpose of producing income from property,

(B) the aggregate of all amounts borrowed for the purpose of acquiring the property and any indebtedness in-curred as a consequence of the acquisition of the property does not exceed the cost to the person of the property, and

(C) none of the property that is held in connection with the plan, other than the real property, is used as security for the borrowed money, and

(ii) in any other case, at any time that an amount is borrowed, if the total of that amount and the amount of any other outstanding borrowings in respect of the provision (other than those described in subparagraph (i)) does not exceed the lesser of the following amounts:

(A)	the amount determined by the formula

0.20 (A – B)

where

A	is the value of the plan assets in respect of the provision on the first day of the fiscal period of the plan in which the amount is borrowed, and

B	is the amount of outstanding borrowings in respect of the provision, determined on the first day of the fiscal period in which the amount is borrowed, and

(B)	the amount determined by the formula

1.25 × C – (D – E)

where

C	is the amount of actuarial liabilities in respect of the provision, determined on the effective date of the plan’s most recent actuarial report,

D	is the amount determined for A in clause (A), and

E	is the amount determined for B in clause (A);

(3) Subsection (1) is deemed to come into force on May 1, 2022.

(4) Subsection (2) is deemed to come into force on Budget Day.

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Reporting Requirements for RRSPs and RRIFs

24 The Act is modified to give effect to the proposals relating to the Reporting Requirements for RRSPs and RRIFs as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Canada Recovery Dividend and Additional Tax on Banks and Life Insurers

25 The Act is modified to give effect to the proposals relating to the Canada Recovery Dividend and Additional Tax on Banks and Life Insurers as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Investment Tax Credit for Carbon Capture, Utilization, and Storage

26 The Act is modified to give effect to the proposals relating to the Investment Tax Credit for Carbon Capture, Utilization, and Storage as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Clean Technology Tax Incentives — Air-Source Heat Pumps

27 The Act is modified to give effect to the proposals relating to the Clean Technology Tax Incentives —Air-Source Heat Pumps as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Critical Minerals Exploration Tax Credit

28 The Act is modified to give effect to the proposals relating to the Critical Minerals Exploration Tax Credit as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Flow-Through Shares for Oil, Gas and Coal Activities

29 The Act is modified to give effect to the proposals relating to Flow-Through Shares for Oil, Gas and Coal Activities as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Small Business Deduction

30 The Act is modified to give effect to the proposals relating to the Small Business Deduction as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

International Financial Reporting Standards for Insurance Contracts (IFRS 17)

31 The Act is modified to give effect to the proposals relating to the International Financial Reporting Standards for Insurance Contracts (IFRS 17) as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Hedging and Short Selling by Canadian Financial Institutions

32 (1) The definition dividend rental arrangement in subsection 248(1) of the Act is amended by adding the following after paragraph (b):

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(b.1) any specified hedging transaction, in respect of a DRA share of the person,

(2) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

specified hedging transaction, in respect of a DRA share of a person or partnership (referred to in this definition as the “particular person”), means a transaction (in this definition, as defined in subsection 245(1)) or series of transactions

(a) that is entered into by

(i) the particular person if the particular person is a registered securities dealer or a partnership each member of which is a registered securities dealer, or

(ii) a registered securities dealer or a partnership each member of which is a registered securities dealer (in either case, referred to in this definition as the “connected dealer”), where such connected dealer does not deal at arm’s length with, or is affiliated with, the particular person,

(b) that has the effect, or would have the effect if the transaction or series were entered into by the particular person instead of the connected dealer, of eliminating all or substantially all of the particular person’s risk of loss and opportunity for gain or profit in respect of the DRA share, and

(c) if the transaction or series is entered into by the connected dealer, it can reasonably be considered to have been entered into with the knowledge, or where there ought to have been the knowledge, that the effect described in paragraph (b) would result; (opération de couverture déterminée)

(3) Subsections (1) and (2) apply in respect of dividends that are paid or become payable on or after Budget Day. However, subsections (1) and (2) do not apply in respect of dividends paid or payable before October 2022, if the specified hedging transaction was entered into before Budget Day.

33 (1) Paragraph 260(6)(a) of the Act is replaced by the following:

(a) if the taxpayer is a registered securities dealer and the particular amount is deemed by subsection (5.1) to have been received as a taxable dividend, no more than 2/3 of the particular amount (unless, for greater certainty, the particular amount is an amount for which a deduction in computing income may be claimed under subsection (6.1) or (6.2) by the taxpayer); or

(2) Section 260 of the Act is amended by adding the following after subsection (6.1):

Deductible amount for registered securities dealer

(6.2) If a registered securities dealer enters into a specified hedging transaction in respect of a DRA share of the registered securities dealer or a person that does not deal at arm’s length with, or is affiliated with, the registered securities dealer, there may be deducted in computing the income of the registered securities dealer under Part I from a business or property for a taxation year an amount (other than any portion of the amount for which a deduction in computing income may be claimed under subsection (6.1) by the registered securities dealer) equal to the lesser of

(a) the total of all amounts each of which is an amount that the registered securities dealer becomes obligated in the taxation year to pay to another person as compensation for a dividend under the specified hedging transaction that, if paid, would be deemed by subsection (5.1) to have been received by another person as a taxable dividend, and

(b) the amount of the dividends that were received in respect of the DRA share by the registered securities dealer or the person that does not deal at arm’s length with, or is affiliated with, the registered securities dealer (as the case may be, referred to as the “dividend recipient” in this paragraph) and that were identified in the dividend recipient’s return of income under Part I for the year as an amount in respect of which no amount was deductible because of subsection 112(2.3) in computing the dividend recipient’s taxable income or taxable income earned in Canada.

(3) The portion of subsection 260(7) of the Act before paragraph (a) is replaced by the following:

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Dividend refund

(7) For the purpose of section 129, if a corporation pays an amount for which no deduction in computing the corporation’s income may be claimed under subsection (6.1) or (6.2) and subsection (5.1) deems the amount to have been received by another person as a taxable dividend,

(4) Paragraphs 260(11)(b) and (c) of the Act are replaced by the following:

(b) for the purpose of applying paragraphs (6.1)(a) and (6.2)(a) in respect of the taxation year, to become obligated to pay its specified proportion, for each fiscal period of the partnership that ends in the taxation year, of the amount the partnership becomes, in that fiscal period, obligated to pay to another person under the arrangement described in that paragraph; and

(c) for the purpose of applying section 129 in respect of the taxation year, to have paid

(i) if the partnership is not a registered securities dealer, the corporation’s specified proportion, for each fiscal period of the partnership that ends in the taxation year, of each amount paid by the partnership (other than an amount for which a deduction in computing income may be claimed under subsection (6.1) or (6.2) by the corporation), and

(ii) if the partnership is a registered securities dealer, 1/3 of the corporation’s specified proportion, for each fiscal period of the partnership that ends in the taxation year, of each amount paid by the partnership (other than an amount for which a deduction in computing income may be claimed under subsection (6.1) or (6.2) by the corporation).

(5) Subsections (1) to (4) apply in respect of amounts paid or credited on or after Budget Day.

Application of the General Anti-Avoidance Rule to Tax Attributes

34 (1) Subsection 152(1.11) of the Act is replaced by the following:

Determination under subsection 245(2)

(1.11) If at any time the Minister ascertains the tax consequences to a taxpayer because of subsection 245(2) with respect to a transaction, the Minister

(a) shall, in the case of a determination under subsection 245(8), determine any amount that is, or could at a subsequent time be, relevant for the purposes of computing the income, taxable income or taxable income earned in Canada of, tax or other amount payable by, or amount refundable to, the taxpayer under this Act;

(b) may, in any case not described in paragraph (a), determine any amount referred to in paragraph (a); and

(c) shall, if a determination is made under this subsection, send to the taxpayer, with all due dispatch, a notice of determination stating the amount so determined.

(2) Subsection (1) applies in respect of determinations made on or after Budget Day. For greater certainty, determinations made under subsection 152(1.11) of the Act prior to Budget Day continue to be binding, to the extent provided under subsection 152(1.3) of the Act.

35 (1) The definitions tax benefit and tax consequences in subsection 245(1) of the Act are replaced by the following:

tax benefit means

(a) a reduction, avoidance or deferral of tax or other amount payable under this Act, and includes a reduction, avoidance or deferral of tax or other amount that would be payable under this Act but for a tax treaty,

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(b) an increase in a refund of tax or other amount under this Act, and includes an increase in a refund of tax or other amount under this Act as a result of a tax treaty, or

(c) a reduction, increase or preservation of an amount that could at a subsequent time

(i) be relevant for the purpose of computing an amount referred to in paragraph (a) or (b), and

(ii) result in any of the effects described in paragraph (a) or (b); (avantage fiscal)

tax consequences, to a person, means

(a) the amount of income, taxable income or taxable income earned in Canada of the person under this Act,

(b) the tax or other amount payable by, or refundable to, the person under this Act, or

(c) any other amount that is, or could at a subsequent time be, relevant for the purpose of computing an amount referred to in paragraph (a) or (b); (attribut fiscal)

(2) Subsection (1) applies in respect of transactions that occur

(a) on or after Budget Day; or

(b) before Budget Day if a determination is made under subsection 152(1.11) of the Act on or after Budget Day in respect of the transaction.

Substantive CCPCs

36 (1) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

Substantive CCPC means a private corporation (other than a Canadian-controlled private corporation) that at any time in a taxation year

(a) is controlled, directly or indirectly in any manner whatever, by one or more Canadian resident individuals, or

(b) would, if each share of the capital stock of a corporation that is owned by a Canadian resident individual were owned by a particular individual, be controlled by the particular individual. (SPCC en substance)

(2) Section 248 of the Act is amended by adding the following after subsection (42):

Substantive CCPC — anti-avoidance

(43) For the purposes of this Act, a corporation (other than a Canadian-controlled private corporation) that is resident in Canada and would not, in the absence of this subsection, be a substantive CCPC, is deemed to be a substantive CCPC if it is reasonable to consider that one of the purposes of any transaction (as defined in subsection 245(1)), or series of transactions, was to cause the corporation not to qualify as a substantive CCPC.

(3) Subsections (1) and (2) apply to

(a) taxation years of a corporation that begin on or after Budget Day, if

(i) the corporation’s first taxation year that ends on or after Budget Day ends due to a loss restriction event caused by a sale of all or substantially all of the shares of a corporation to a purchaser before 2023,

(ii) the purchaser deals at arm’s length (determined without reference to a right referred to in paragraph 251(5)(b)) with the corporation immediately prior to the loss restriction event, and

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(iii) the sale occurs pursuant to a written purchase and sale agreement entered into before Budget Day; and

(b) in any other case, taxation years that end on or after Budget Day.

37 The Act is further modified to give effect to the proposals relating to Substantive CCPCs as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Exchange of Tax Information on Digital Economy Platform Sellers

38 The Act is modified to give effect to the proposals relating to the Exchange of Tax Information on Digital Economy Platform Sellers as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Interest Coupon Stripping

39 (1) Section 212 of the Act is amended by adding the following after subsection (20):

Interest coupon stripping arrangement – conditions

(21) Subsection (22) applies at any time in respect of a taxpayer if

(a) the taxpayer pays or credits a particular amount at that time as, on account or in lieu of payment of, or in satisfaction of, interest to a person or partnership (in this subsection and subsection (22) referred to as the “interest coupon holder”) in respect of a debt or other obligation, other than a specified publicly offered debt obligation, owed to another person or partnership (in this subsection and subsection (22) referred to as the “non-arm’s length creditor”) that is

(i) a non-resident person with whom the taxpayer is not dealing at arm’s length, or

(ii) a partnership other than a Canadian partnership; and

(b) the tax that would be payable under this Part in respect of the particular amount, if the particular amount were paid or credited to the non-arm’s length creditor rather than the interest coupon holder, is greater than the tax payable under this Part (determined without reference to subsection (22)) in respect of the particular amount.

Interest coupon stripping arrangement – application

(22) If this subsection applies at any time in respect of a taxpayer, then for the purpose of paragraph (1)(b), the taxpayer is deemed, at that time, to pay interest to the non-arm’s length creditor, the amount of which is determined by the formula

A × (B – C)/B

where

A	is the particular amount referred to in paragraph (21)(a);

B

is the rate of tax that would be imposed under this Part in respect of the particular amount if the particular amount were paid by the taxpayer to the non-arm’s length creditor rather than the interest coupon holder at that time; and

C	is the rate of tax imposed under this Part in respect of the particular amount paid or credited to the interest coupon holder at that time.

Specified publicly offered debt obligation

(23) For the purposes of subsection (21), specified publicly offered debt obligation means a debt or other obligation that meets the following conditions:

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(a) it was issued by the taxpayer as part of an offering that is lawfully distributed to the public in accordance with a prospectus, registration statement or similar document filed with and, where required by law, accepted for filing by a public authority; and

(b) it can reasonably be considered that none of the main purposes of a transaction or event, or series of transactions or events, as a part of which the taxpayer pays or credits an amount as, on account or in lieu of payment of, or in satisfaction of, interest to a person or partnership in respect of the debt or other obligation is to avoid or reduce tax that would otherwise be payable under this Part by a non-resident person or partnership to whom the debt or other obligation is owed.

(2) Subsection (1) applies in respect of interest that accrues on or after Budget Day and is paid or payable by a taxpayer to an interest coupon holder in respect of a debt or other obligation owed to a non-arm’s length creditor. However, subsection (1) does not apply to interest that accrues before April 7, 2023, if the interest is paid or payable

(a) in respect of a debt or other obligation incurred by the taxpayer before Budget Day; and

(b) to an interest coupon holder that deals at arm’s length with the non-arm’s length creditor and that acquired the entitlement to the interest as a consequence of an agreement or other arrangement entered into by the interest coupon holder, and evidenced in writing, before Budget Day.

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Notice of Ways and Means Motion to amend the Excise Tax Act

That it is expedient to amend the Excise Tax Act as follows:

GST/HST Health Care Rebate

1 (1) Clause (a)(ii)(C) of the definition facility supply in subsection 259(1) of the Excise Tax Act is replaced by the following:

(C) a nurse practitioner acting in the course of the practise of a nurse practitioner, or

(2) Clause (a)(iii)(B) of the definition facility supply in subsection 259(1) of the Act is replaced by the following:

(B) a physician or nurse practitioner be at, or be on-call to attend at, the public hospital or qualifying facility at all times when the individual is at the public hospital or qualifying facility,

(3) Subparagraph (a)(ii) of the definition home medical supply in subsection 259(1) of the Act is replaced by the following:

(ii) after a physician acting in the course of the practise of medicine, a nurse practitioner acting in the course of the practise of a nurse practitioner or a prescribed person acting in prescribed circumstances has identified or confirmed that it is appropriate for the process to take place at the individual’s place of residence or lodging (other than a public hospital or a qualifying facility),

(4) Paragraph (b) of the definition home medical supply in subsection 259(1) of the Act is replaced by the following:

(b) in respect of which the property is made available, or the service is rendered, to the individual at the individual’s place of residence or lodging (other than a public hospital or a qualifying facility), on the authorization of a person who is responsible for coordinating the process and under circumstances in which it is reasonable to expect that the person will carry out that responsibility in consultation with, or with ongoing reference to instructions for the process given by, a physician acting in the course of the practise of medicine, a nurse practitioner acting in the course of the practise of a nurse practitioner or a prescribed person acting in prescribed circumstances,

(5) Subsections (1) to (4) apply for the purposes of determining a rebate of a person under section 259 of the Act for claim periods ending after Budget Day, except that, in determining a rebate of a person for the claim period that includes Budget Day, the rebate is to be determined as if those subsections did not apply in respect of

(a) an amount of tax that became payable by the person on or before Budget Day;

(b) an amount that is deemed to have been paid or collected by the person on or before Budget Day;and

(c) an amount that is required to be added in determining the person’s net tax

(i) as a result of a branch or division of the person becoming a small supplier division on or before Budget Day, or

(ii) as a result of the person ceasing to be a registrant on or before Budget Day.

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GST/HST on Assignment Sales by Individuals

2 (1) The Act is amended by adding the following after section 192:

New housing — assignment of agreement

192.1 If a taxable supply by way of sale of a single unit residential complex (as defined in subsection 254(1)) or of a residential condominium unit is made in Canada under an agreement of purchase and sale (in this section referred to as the “purchase agreement”) entered into with a builder of the single unit residential complex or of the residential condominium unit and if another supply by way of assignment of the purchase agreement is made by a person (other than the builder) under another agreement, then the following rules apply for the purposes of this Part:

(a) the other supply is deemed to be a taxable supply, by way of sale, of real property that is an interest in the single unit residential complex or residential condominium unit; and

(b) the consideration for the other supply is deemed to be equal to the amount determined by the formula

A – B

where

A is the consideration for the other supply as otherwise determined for the purposes of this Part, and

B is

(i) if the other agreement indicates in writing that a part of the consideration for the other supply is attributable to the reimbursement of a deposit paid under the purchase agreement, the part of the consideration for the other supply, as otherwise determined for the purposes of this Part, that is solely attributable to the reimbursement of the deposit paid under the purchase agreement, and

(ii) in any other case, zero.

(2) Subsection (1) applies in respect of any supply by way of assignment of an agreement of purchase and sale if the supply is made on or after the day that is one month after Budget Day.

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Notice of Ways and Means Motion to amend the Excise Act, 2001

That it is expedient to amend the Excise Act, 2001 and other related texts as follows:

Taxation of Vaping Products

Excise Act, 2001

1 (1) The definitions container, excise stamp and manufacture in section 2 of the Excise Act, 2001 are replaced by the following:

container, in respect of a tobacco product, a cannabis product or a vaping product, means a wrapper, package, carton, box, crate, bottle, vial or other container that contains the tobacco product, cannabis product or vaping product. (contenant)

excise stamp means a tobacco excise stamp, a cannabis excise stamp or a vaping excise stamp. (timbre d’accise)

manufacture includes

(a) in respect of a tobacco product, any step in the preparation or working up of raw leaf tobacco into the tobacco product, including packing, stemming, reconstituting, converting or packaging the raw leaf tobacco or tobacco product; and

(b) in respect of a vaping product, any step in the production of the vaping product, including inserting a vaping substance into a vaping device or packaging the vaping product. (fabrication)

(2) Paragraph (a) of the definition packaged in section 2 of the Act is replaced by the following:

(a) in respect of raw leaf tobacco, a tobacco product, a cannabis product or a vaping product, packaged in a prescribed package; or

(3) The definition stamped in section 2 of the Act is amended by striking out “and” at the end of paragraph (a), by adding “and” at the end of paragraph (b) and by adding the following after paragraph (b):

(c) in respect of a vaping product, that a vaping excise stamp, and all prescribed information in a prescribed format in respect of the vaping product, are stamped, impressed, printed or marked on, indented into or affixed to the vaping product or its container in the prescribed manner to indicate that duty has been paid on the vaping product. (estampillé)

(4) Paragraph (b) of the definition take for use in section 2 of the Act is replaced by the following:

(b) in respect of a cannabis product or a vaping product, to consume, analyze or destroy the cannabis product or vaping product. (utilisation pour soi)

(5) Section 2 of the Act is amended by adding the following in alphabetical order:

additional vaping duty means a duty imposed under section 158.58. ( droit additionnel sur le vapotage)

immediate container of a vaping substance means the container that is in direct contact with the vaping substance. It does not include a vaping device. (contenant immédiat)

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specified vaping province means a prescribed province. (province déterminée de vapotage)

vaping device means property (other than prescribed property) that is

(a) a device that produces emissions in the form of an aerosol and is intended to be brought to the mouth for inhalation of the aerosol;

(b) a vaping pod or another part that may be used with a device referred to in paragraph (a); or

(c) a prescribed property. (dispositif de vapotage)

vaping duty means a duty imposed under section 158.57. ( droit sur le vapotage)

vaping excise stamp means a stamp that is issued by the Minister under subsection 158.36(1) and that has not been cancelled under section 158.4. ( timbre d’accise de vapotage)

vaping product means

(a) a vaping substance that is not contained within a vaping device; or

(b) a vaping device that contains a vaping substance.

It does not include a cannabis product. (produit de vapotage)

vaping product drug means a vaping product (other than a prescribed vaping product) that is

(a) a drug that has been assigned a drug identification number under the Food and Drug Regulations; or

(b) a prescribed vaping product. (drogue de produit de vapotage)

vaping product licensee means a person that holds a vaping product licence issued under section 14. ( titulaire de licence de produits de vapotage)

vaping product marking means prescribed information that is required under this Act to be printed on, or affixed to, a container of vaping products that are not required under this Act to be stamped. (mention obligatoire pour vapotage)

vaping substance means

(a) a substance or mixture of substances, whether or not it contains nicotine, that is produced to be used, or sold for use, with a vaping device to produce emissions in the form of an aerosol; or

(b) a prescribed substance, material or thing.

It does not include a prescribed substance, material or thing. (substance de vapotage)

2 (1) Subsection 5(1) of the Act is replaced by the following:

Constructive possession

5 (1) For the purposes of section 25.2, subsections 25.3(1), 30(1), 32(1) and 32.1(1), section 61, subsections 70(1) and 88(1), section 158.04, subsections 158.05(1) and 158.11(1) and (2), section 158.37, subsections 158.38(1) and 158.44(1) and (2), sections 230 and 231 and subsection 238.1(1), if one of two or more persons, with the knowledge and consent of the rest of them, has anything in the person’s possession, it is deemed to be in the custody and possession of each and all of them.

(2) The portion of subsection 5(2) of the Act before paragraph (a) is replaced by the following:

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Definition of possession

(2) In this section and in section 25.2, subsections 25.3(1), 30(1), 32(1) and 32.1(1), section 61, subsections 70(1) and 88(1), section 158.04, subsections 158.05(1) and 158.11(1) and (2), section 158.37 and subsections 158.38(1), 158.44(1) and (2) and 238.1(1), possession means not only having in one’s own personal possession but also knowingly

3 Subsection 14(1) of the Act is amended by striking out “or” at the end of paragraph (d), by adding “or” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) a vaping product licence, authorizing the person to manufacture vaping products.

4 Subsection 19(1) of the Act is replaced by the following:

Issuance of licence

19 (1) Subject to the regulations, on application, the Minister may issue an excise warehouse licence to a person that is not a retailer of alcohol authorizing the person to possess in their excise warehouse manufactured tobacco, cigars or vaping products that are not stamped or non-duty-paid packaged alcohol.

5 Paragraph 23(3)(b) of the Act is replaced by the following:

(b) shall, in the case of a spirits licence, a tobacco licence, a cannabis licence or a vaping product licence, require security in a form satisfactory to the Minister and in an amount determined in accordance with the regulations; and

6 The Act is amended by adding the following after section 158.34:

PART 4.2

Vaping Products

Manufacturing and Stamping

Manufacturing without licence prohibited

158.35 (1) No person shall, other than in accordance with a vaping product licence issued to the person, manufacture vaping products.

Deemed manufacturer

(2) A person that, whether for consideration or otherwise, provides or offers to provide in their place of business equipment for use in that place by another person in the manufacturing of a vaping product is deemed to be manufacturing the vaping product and the other person is deemed not to be manufacturing the vaping product.

Exception — manufacture for personal use

(3) An individual who is not a vaping product licensee may manufacture vaping products for their personal use.

Exception — regulations

(4) Subsection (1) does not apply in respect of a prescribed person that manufactures prescribed vaping products in prescribed circumstances or for a prescribed purpose.

Issuance of vaping excise stamps

158.36 (1) On application in the prescribed form and manner, the Minister may issue, to a vaping product licensee or to a prescribed person that is importing vaping products, stamps the purpose of which is to indicate that vaping duty and, if applicable, additional vaping duty have been paid on a vaping product.

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Quantity of vaping excise stamps

(2) The Minister may limit the quantity of vaping excise stamps that may be issued to a person under subsection (1).

Security

(3) No person shall be issued a vaping excise stamp unless the person has provided security in a form satisfactory to the Minister and in an amount determined in accordance with the regulations.

Supply of vaping excise stamps

(4) The Minister may authorize a producer of vaping excise stamps to supply, on the direction of the Minister, vaping excise stamps to a person to which those stamps are issued under subsection (1).

Design and construction

(5) The design and construction of vaping excise stamps shall be subject to the approval of the Minister.

Counterfeit vaping excise stamps

158.37 No person shall produce, possess, sell or otherwise supply, or offer to supply, without lawful justification or excuse the proof of which lies on the person, anything that is intended to resemble or pass for a vaping excise stamp.

Unlawful possession of vaping excise stamps

158.38 (1) No person shall possess a vaping excise stamp that has not been affixed to the container of a vaping product in the manner prescribed for the purposes of the definition stamped in section 2 to indicate that duty has been paid on the vaping product.

Exceptions — possession

(2) Subsection (1) does not apply to the possession of a vaping excise stamp by

(a) the person that lawfully produced the vaping excise stamp;

(b) the person to which the vaping excise stamp is issued;

(c) a sufferance warehouse licensee that possesses the vaping excise stamp in their sufference warehouse on behalf of the person described under paragraph (b); or

(d) a prescribed person.

Unlawful supply of vaping excise stamps

158.39 No person shall dispose of, sell or otherwise supply, or offer to supply, a vaping excise stamp otherwise than in accordance with this Act.

Cancellation of vaping excise stamps

158.4 The Minister may

(a) cancel a vaping excise stamp that has been issued; and

(b) direct that it be returned or destroyed in a manner specified by the Minister.

Unlawful packaging or stamping

158.41 No person shall package or stamp a vaping product unless

(a) the person is a vaping product licensee;

(b) the person is the importer or owner of the vaping product and the vaping product has been placed in a sufferance warehouse for the purpose of being stamped; or

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(c) the person is a prescribed person.

Unlawful removal

158.42 (1) Except as permitted under section 158.52 or if prescribed circumstances exist, no person shall remove a vaping product from the premises of a vaping product licensee unless it is packaged and

(a) if the vaping product is intended for the duty-paid market,

(i) it is stamped to indicate that vaping duty has been paid, and

(ii) if additional vaping duty in respect of a specified vaping province is imposed on the vaping product, it is stamped to indicate that the additional vaping duty has been paid; or

(b) if the vaping product is not intended for the duty-paid market, all vaping product markings that are required under this Act to be printed on, or affixed to, its container are so printed or affixed.

Exceptions

(2) Subsection (1) does not apply to a vaping product licensee that removes from their premises a vaping product if it is

(a) being removed for

(i) delivery to another vaping product licensee,

(ii) export, or

(iii) delivery to a person for analysis or destruction in accordance with subparagraph 158.66(a)(iv); or

(b) a vaping product drug.

Removal by Minister

(3) Subsection (1) does not apply to the removal of a vaping product for analysis or destruction by the Minister.

Prohibition — vaping products for sale

158.43 No person shall purchase or receive for sale a vaping product

(a) from a manufacturer that the person knows, or ought to know, is not a vaping product licensee;

(b) that is required under this Act to be packaged and stamped unless it is packaged and stamped in accordance with this Act; or

(c) that the person knows, or ought to know, is fraudulently stamped.

Unlawful possession or sale of vaping products

158.44 (1) Except if prescribed circumstances exist, no person, other than a vaping product licensee, shall dispose of, sell, offer for sale, purchase or have in their possession a vaping product unless

(a) it is packaged; and

(b) it is stamped to indicate that vaping duty has been paid.

Unlawful possession or sale — specified vaping province

(2) Except if prescribed circumstances exist, no person, other than a vaping product licensee, shall dispose of, sell, offer for sale, purchase or have in their possession a vaping product in a specified vaping province unless it is stamped to indicate that additional vaping duty in respect of the specified vaping province has been paid.

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Exception — possession of vaping products

(3) Subsections (1) and (2) do not apply to the possession of vaping products

(a) in the case of imported vaping products,

(i) by an excise warehouse licensee in their excise warehouse,

(ii) by a sufferance warehouse licensee in their sufferance warehouse, or

(iii) by a customs bonded warehouse licensee in their customs bonded warehouse;

(b) by a prescribed person that is transporting the vaping products under prescribed circumstances and conditions;

(c) by a person that possesses the vaping products for analysis or destruction in accordance with subparagraph 158.66(a)(iv);

(d) by an accredited representative for their personal or official use;

(e) by an individual who has imported the vaping products for their personal use in quantities not in excess of prescribed limits;

(f) by an individual who has manufactured the vaping products in accordance with subsection 158.35(3); or

(g) if the vaping products are vaping product drugs.

Exception — sale or offer to sale

(4) Subsections (1) and (2) do not apply to the disposal, sale, offering for sale or purchase of a vaping product if

(a) the vaping product is an imported vaping product, an excise warehouse licensee or a customs bonded warehouse licensee sells or offers to sell the vaping product for export and the vaping product is exported by the licensee in accordance with this Act;

(b) the vaping product is an imported vaping product and an excise warehouse licensee or a customs bonded warehouse licensee sells or offers to sell the vaping product to an accredited representative for their personal or official use; or

(c) the vaping product is a vaping product drug.

Sale or distribution by licensee

158.45 (1) Except if prescribed circumstances exist, no vaping product licensee shall distribute a vaping product or sell or offer for sale a vaping product to a person unless

(a) it is packaged;

(b) it is stamped to indicate that vaping duty has been paid; and

(c) if additional vaping duty in respect of a specified vaping province is imposed on the vaping product, it is stamped to indicate that the additional vaping duty has been paid.

Exceptions

(2) Subsection (1) does not apply to the distribution, sale or offering for sale of a vaping product by a vaping product licensee

(a) to another vaping product licensee;

(b) to an accredited representative for their personal or official use;

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(c) if the vaping product is exported by the vaping product licensee in accordance with this Act; or

(d) if the vaping product is a vaping product drug.

Packaging and stamping of vaping products

158.46 A vaping product licensee that manufactures a vaping product shall not enter the vaping product into the duty-paid market unless

(a) the vaping product has been packaged by the licensee;

(b) the package has printed on it prescribed information;

(c) the vaping product is stamped at the time of packaging to indicate that vaping duty has been paid; and

(d) if the vaping product is to be entered in the duty-paid market of a specified vaping province, the vaping product is stamped at the time of packaging to indicate that additional vaping duty in respect of the specified vaping province has been paid.

Packaging and stamping of imported vaping products

158.47 (1) Except if prescribed circumstances exist, if a vaping product is imported, it must, before it is released under the Customs Act for entry into the duty-paid market,

(a) be packaged in a package that has printed on it prescribed information;

(b) be stamped to indicate that vaping duty has been paid; and

(c) if the vaping product is to be entered in the duty-paid market of a specified vaping province, be stamped to indicate that additional vaping duty in respect of the specified vaping province has been paid.

Exceptions for certain importations

(2) Subsection (1) does not apply to a vaping product

(a) that is imported by a vaping product licensee for further manufacturing by the licensee;

(b) that a vaping product licensee is authorized to import under subsection 158.53(2); or

(c) that is imported by an individual for their personal use in quantities not in excess of prescribed limits.

Notice — absence of stamping

158.48 (1) The absence on a vaping product of stamping that indicates that vaping duty has been paid is notice to all persons that vaping duty has not been paid on the vaping product.

Notice — absence of stamping

(2) The absence on a vaping product of stamping that indicates that additional vaping duty in respect of a specified vaping province has been paid is notice to all persons that additional vaping duty in respect of the specified vaping province has not been paid on the vaping product.

Unstamped products to be warehoused

158.49 If vaping products manufactured in Canada are not stamped by a vaping product licensee, the vaping product licensee must immediately enter the vaping products into the licensee’s excise warehouse.

No warehousing of vaping products without markings

158.5 (1) Subject to subsection (4), no person shall enter into an excise warehouse a container of vaping products unless the container has printed on it, or affixed to it, vaping product markings and other prescribed information.

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No delivery of imported vaping products without markings

(2) Subject to subsections (3) and (4), no person shall deliver a container of imported vaping products that does not have printed on it, or affixed to it, vaping product markings and other prescribed information to

(a) an accredited representative; or

(b) a customs bonded warehouse.

Delivery of imported stamped vaping products

(3) A container of imported vaping products that were manufactured outside Canada and are stamped may be delivered to a customs bonded warehouse.

Exception in prescribed circumstances

(4) A container of vaping products does not require vaping product markings to be printed on it, or affixed to it, if prescribed circumstances exist.

Non-compliant imports

158.51 (1) If an imported vaping product intended for the duty-paid market is not stamped to indicate that vaping duty has been paid when it is reported under the Customs Act, it shall be placed in a sufferance warehouse for the purpose of being so stamped.

Non-compliant imports — specified vaping province

(2) If an imported vaping product intended for the duty-paid market of a specified vaping province is not stamped to indicate that additional vaping duty in respect of the province has been paid when it is reported under the Customs Act, it shall be placed in a sufferance warehouse for the purpose of being so stamped.

Exception

(3) Subsections (1) and (2) do not apply in prescribed circumstances.

Vaping products — waste removal

158.52 (1) No person shall remove a vaping product that is waste from the premises of a vaping product licensee other than the licensee or a person authorized by the Minister.

Removal requirements

(2) If a vaping product that is waste is removed from the premises of a vaping product licensee, it shall be dealt with in the manner authorized by the Minister.

Re-working or destruction of vaping products

158.53 (1) A vaping product licensee may re-work or destroy a vaping product in the manner authorized by the Minister.

Importation for re-working or destruction

(2) The Minister may authorize a vaping product licensee to import vaping products manufactured in Canada by the licensee for re-working or destruction by the licensee in accordance with subsection (1).

Responsibility for Vaping Products

Responsibility — vaping products manufactured in Canada

158.54 (1) Subject to section 158.55, a person is responsible for a vaping product manufactured in Canada at any time if

(a) the person is

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(i) the vaping product licensee that owns the vaping product at that time, or

(ii) if the vaping product is not owned at that time by a vaping product licensee, the vaping product licensee that last owned it; or

(b) the person is a prescribed person.

Responsibility — imported vaping products

(2) Subject to sections 158.55 and 158.56, a person is responsible for an imported vaping product at any time if the person

(a) imported the vaping product; or

(b) is a prescribed person.

Person not responsible

158.55 A person that is responsible for a vaping product ceases to be responsible for it if

(a) it is packaged and stamped and the duty on it is paid;

(b) it is consumed or used in the manufacturing of a vaping product that is

(i)	a vaping product drug, or

(ii)	a prescribed vaping product;

(c) it is taken for use and the duty on it is paid;

(d) it is taken for use in accordance with any of subparagraphs 158.66(a)(i) to (iv);

(e) it is exported;

(f) it is delivered to an accredited representative for their personal or official use;

(g) it is lost in prescribed circumstances and the person fulfils any prescribed conditions; or

(h) prescribed circumstances exist.

Imports for personal use

158.56 An individual that imports vaping products for their personal use in quantities not in excess of prescribed limits is not responsible for those vaping products.

Imposition and Payment of Duty on Vaping Products

Imposition

158.57 Duty is imposed on vaping products manufactured in Canada or imported in the amount determined under Schedule 8 and is payable

(a) in the case of vaping products manufactured in Canada, by the vaping product licensee that packaged the vaping products and at the time they are packaged; and

(b) in the case of imported vaping products, by the importer, owner or other person that is liable under the Customs Act to pay duty levied under section 20 of the Customs Tariff or that would be liable to pay that duty on the vaping products if they were subject to that duty.

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Imposition — additional vaping duty

158.58 In addition to the duty imposed under section 158.57, a duty in respect of a specified vaping province is imposed on vaping products manufactured in Canada, or imported, in prescribed circumstances in the amount determined in a prescribed manner and is payable

(a) in the case of vaping products manufactured in Canada, by the vaping product licensee that packaged the vaping products and at the time they are packaged; and

(b) in the case of imported vaping products, by the importer, owner or other person that is liable under the Customs Act to pay duty levied under section 20 of the Customs Tariff or that would be liable to pay that duty on the vaping products if they were subject to that duty.

Application of Customs Act

158.59 The duties imposed under sections 158.57 and 158.58 on imported vaping products shall be paid and collected under the Customs Act, and interest and penalties shall be imposed, calculated, paid and collected under that Act, as if the duties were a duty levied under section 20 of the Customs Tariff, and, for those purposes, the Customs Act applies with any modifications that the circumstances require.

Duty on vaping products taken for use

158.6 (1) If a particular person is responsible for vaping products at a particular time when the vaping products are taken for use, the following rules apply:

(a) if the vaping products are packaged, they are relieved of the duty imposed under subsection 158.57; and

(b) duty is imposed on the vaping products in the amount determined in respect of the vaping products under Schedule 8.

Specified vaping province — taken for use

(2) If a particular person is responsible for vaping products at a particular time when the vaping products are taken for use, a duty in respect of a specified vaping province is imposed on the vaping products in prescribed circumstances in the amount determined in prescribed manner. This duty is in addition to the duty imposed under subsection (1).

Duty payable

(3) The duty imposed under subsection (1) or (2) is payable at the particular time, and by the particular person, referred to in that subsection.

Duty on unaccounted vaping products

158.61 (1) If a particular person that is responsible at a particular time for vaping products cannot account for the vaping products as being, at the particular time, in the possession of a vaping product licensee or in the possession of another person in accordance with subsection 158.44(3), the following rules apply:

(a) if the vaping products are packaged, they are relieved of the duty imposed under subsection 158.57; and

(b) duty is imposed on the vaping products in the amount determined in respect of the vaping products under Schedule 8.

Specified vaping province — duty on unaccounted vaping products

(2) If a particular person that is responsible at a particular time for vaping products cannot account for the vaping products as being, at the particular time, in the possession of a vaping product licensee or in the possession of another person in accordance with subsection 158.44(3), a duty in respect of a specified vaping province is imposed on the vaping products in prescribed circumstances in the amount determined in prescribed manner. This duty is in addition to the duty imposed under subsection (1).

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Duty payable

(3) The duty imposed under subsection (1) or (2) is payable at the particular time, and by the particular person, referred to in that subsection.

Exception

(4) Subsection (1) does not apply in circumstances in which the particular person referred to in that subsection is convicted of an offence under section 218.2.

Duty relieved — unstamped vaping products

158.62 (1) The duties imposed under sections 158.57 and 158.58 are relieved on a vaping product that is not stamped.

Vaping products imported by individual for personal use

(2) Subsection (1) does not apply to the importation of vaping products by an individual for their personal use to the extent that the quantity of the products imported exceeds the quantity permitted under Chapter 98 of the List of Tariff Provisions set out in the schedule to the Customs Tariff to be imported without the payment of duties, as defined in Note 4 to that Chapter.

Duty relieved — stamped vaping product imported by individual

158.63 (1) The duties imposed under sections 158.57 and 158.58 are relieved on vaping products imported by an individual for their personal use if they were manufactured in Canada and are stamped.

Duty relieved — reimportation

(2) The duties imposed under sections 158.57 and 158.58 are relieved on vaping products imported by an individual for their personal use if they were manufactured outside Canada, were previously imported into Canada and are stamped.

Duty relieved — importation for destruction

158.64 The duties imposed under paragraphs 158.57(b) and 158.58(b) are relieved on a stamped vaping product that was manufactured in Canada by a vaping product licensee and that is imported for re-working or destruction in accordance with section 158.53.

Duty relieved — prescribed circumstances

158.65 The duties imposed under section 158.57 or 158.58 are relieved on a vaping product in prescribed circumstances.

Duty not payable

158.66 Duty is not payable on a vaping product

(a) that is

(i) taken for analysis, or destroyed, by the Minister,

(ii) taken for analysis by a vaping product licensee in a manner approved by the Minister,

(iii) destroyed by a vaping product licensee in a manner approved by the Minister,

(iv) delivered by a vaping product licensee to another person for analysis or destruction by that person in a manner approved by the Minister,

(v) a vaping product drug, or

(vi) a prescribed vaping product; or

(b) in prescribed circumstances.

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Excise Warehouses

Restriction — entering vaping products

158.67 No person shall enter into an excise warehouse

(a) a vaping product that is stamped; or

(b) any other vaping product except in accordance with this Act.

Prohibition on removal

158.68 (1) Except if prescribed circumstances exist, no person shall remove from an excise warehouse vaping products manufactured in Canada.

Removal of Canadian manufactured vaping products

(2) Subject to the regulations, a vaping product manufactured in Canada may be removed from the excise warehouse of the vaping product licensee that manufactured it only if it is

(a) for export by the licensee in accordance with this Act; or

(b) for delivery to an accredited representative for their official or personal use.

Removal from warehouse for re-working or destruction

(3) Subject to the regulations, vaping products manufactured in Canada may be removed from the excise warehouse of the vaping product licensee that manufactured them if they are removed for re-working or destruction by the licensee in accordance with section 158.53.

Removal of imported vaping products

158.69 (1) Except if prescribed circumstances exist, no person shall remove imported vaping products from an excise warehouse.

Exception

(2) Subject to the regulations, imported vaping products may be removed from an excise warehouse

(a) for delivery to another excise warehouse;

(b) for delivery to an accredited representative for their official or personal use; or

(c) for export by the excise warehouse licensee in accordance with this Act.

7 (1) The portion of subsection 159(1) of the Act before paragraph (a) is replaced by the following:

Determination of fiscal months

159 (1) The fiscal months of a person other than a cannabis licensee or a vaping product licensee shall be determined in accordance with the following rules:

(2) Subsection 159(1.01) of the Act is replaced by the following:

Fiscal months — cannabis or vaping product licensee

(1.01) For the purposes of this Act, the fiscal months of a cannabis licensee or a vaping product licensee are calendar months.

8 Section 180 of the Act is replaced by the following:

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No refund — exportation

180 Subject to this Act, the duty paid on any tobacco product, cannabis product, vaping product or alcohol entered into the duty-paid market shall not be refunded on the exportation of the tobacco product, cannabis product, vaping product or alcohol.

9 The Act is amended by adding the following after section 187.1:

Refund of duty — destroyed vaping product

187.2 The Minister may refund to a vaping product licensee the duty paid on a vaping product that is re-worked or destroyed by the licensee in accordance with section 158.53 if the licensee applies for the refund within two years after the vaping product is re-worked or destroyed.

10 (1) Paragraph 206(1)(d) of the Act is replaced by the following:

(d) every person that transports a tobacco product, cannabis product or vaping product that is not stamped or non-duty-paid packaged alcohol.

(2) Subsection 206 of the Act is amended by adding the following after subsection (2.01):

Keeping records — vaping product licensee

(2.02) Every vaping product licensee shall keep records that will enable the determination of the amount of vaping product manufactured, received, used, packaged, re-worked, sold or disposed of by the licensee.

11 (1) The portion of section 214 of the Act before paragraph (a) is replaced by the following:

Unlawful production, sale, etc.

214 Every person that contravenes any of sections 25, 25.2 to 25.4, 27 and 29, subsection 32.1(1) and sections 60, 62, 158.02, 158.04 to 158.06, 158.08, 158.1 and 158.37 to 158.39 is guilty of an offence and liable

(2) The portion of section 214 of the Act before paragraph (a), as enacted by subsection (1), is replaced by the following:

Unlawful production, sale, etc.

214 Every person that contravenes any of sections 25, 25.2 to 25.4, 27 and 29, subsection 32.1(1) and sections 60, 62, 158.02, 158.04 to 158.06, 158.08, 158.1, 158.35, 158.37 to 158.39, 158.41 and 158.43 is guilty of an offence and liable

12 The Act is amended by adding the following after section 218.1:

Punishment — sections 158.44 and 158.45

218.2 (1) Every person that contravenes section 158.44 or 158.45 is guilty of an offence and liable

(a) on conviction on indictment, to a fine of not less than the amount determined under subsection (2) and not more than the amount determined under subsection (3) or to imprisonment for a term of not more than five years, or to both; or

(b) on summary conviction, to a fine of not less than the amount determined under subsection (2) and not more than the lesser of $500,000 and the amount determined under subsection (3) or to imprisonment for a term of not more than 18 months, or to both.

Minimum amount

(2) The amount determined under this subsection for an offence under subsection (1) is the greater of

(a) the amount determined by the formula

(A + B) × 200%

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where

A	is the amount determined under Schedule 8 in respect of the vaping products to which the offence relates, using the rates of duty applicable at the time the offence was committed, and

B	is

(i) if the offence occurred in a specified vaping province, the amount determined for A, and

(ii) in any other case, 0; and

(b)	$ 1,000 in the case of an indictable offence and $500 in the case of an offence punishable on summary conviction.

Maximum amount

(3) The amount determined under this subsection for an offence under subsection (1) is the greater of

(a) the amount determined by the formula

(A + B) × 300%

where

A	is the amount determined under Schedule 8 in respect of the vaping products to which the offence relates, using the rates of duty applicable at the time the offence was committed, and

B	is

(i) if the offence occurred in a specified vaping province, the amount determined for A, and

(ii) in any other case, 0; and

(b)	$ 2,000 in the case of an indictable offence and $1,000 in the case of an offence punishable on summary conviction.

13 Paragraph 230(1)(a) of the Act is replaced by the following:

(a) the commission of an offence under section 214 or subsection 216(1), 218(1), 218.1(1), 218.2(1) or 231(1); or

14 Paragraph 231(1)(a) of the Act is replaced by the following:

(a) the commission of an offence under section 214 or subsection 216(1), 218(1), 218.1(1) or 218.2(1); or

15 Subsection 232(1) of the Act is replaced by the following:

Part XII.2 of Criminal Code applicable

232 (1) Sections 462.3 and 462.32 to 462.5 of the Criminal Code apply, with any modifications that the circumstances require, in respect of proceedings for an offence under section 214, subsection 216(1), 218(1), 218.1(1) or 218.2(1) or section 230 or 231.

16 The Act is amended by adding the following after section 233.1:

Contravention of section 158.46 or 158.49

233.2 Every vaping product licensee that contravenes section 158.46 or 158.49 is liable to a penalty equal to the amount determined by the formula

(A + B) × 200%

where

A	is the amount determined under Schedule 8 in respect of the vaping products to which the contravention relates, using the rates of duty applicable at the time the contravention occurred; and

B	is

(a) if the contravention occurred in a specified vaping province, the amount determined for A, and

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(b) in any other case, 0.

17 (1) Subsection 234(1) of the Act is replaced by the following:

Contravention of certain sections

234 (1) Every person that contravenes section 38, 40, 49, 61, 62.1, 99, 149, 151, 158.15, 158.5 or 158.67 is liable to a penalty of not more than $25,000.

(2) Subsection 234(1) of the Act, as enacted by subsection (1), is replaced by the following:

Contravention of certain sections

234 (1) Every person that contravenes section 38, 40, 49, 61, 62.1, 99, 149, 151, 158.15, 158.5, 158.52 or 158.67 is liable to a penalty of not more than $25,000.

(3) Section 234 of the Act is amended by adding the following after subsection (3):

Failure to comply

(4) Every person that fails to return or destroy stamps as directed by the Minister under paragraph 158.4(b) is liable to a penalty of not more than $25,000.

(4) Subsection 234(4) of the Act, as enacted by subsection (3), is replaced by the following:

Failure to comply

(4) Every person that fails to return or destroy stamps as directed by the Minister under paragraph 158.4(b), or that fails to re-work or destroy a vaping product in the manner authorized by the Minister under section 158.53, is liable to a penalty of not more than $25,000.

18 The Act is amended by adding the following after section 234.1:

Contravention — sections 158.35 and 158.43 to 158.45

234.2 Every person that contravenes section 158.35, that receives for sale vaping products in contravention of section 158.43 or that sells or offers to sell vaping products in contravention of section 158.44 or 158.45 is liable to a penalty equal to the amount determined by the formula

(A + B) × 200%

where

A is the amount determined under Schedule 8 in respect of the vaping products to which the contravention relates, using the rates of duty applicable at the time the contravention occurred; and

B is

(a) if the contravention occurred in a specified vaping province, the amount determined for A, and

(b) in any other case, 0.

19 Subsection 237(6) of the Act is replaced by the following:

Diversion of unstamped vaping products

(5.1) Every vaping product licensee is liable to a penalty on a vaping product manufactured in Canada that is removed from the excise warehouse of the licensee for a purpose described in subsection 158.68(2) if the product is not delivered or exported, as the case may be, for that purpose.

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Diversion of imported vaping products

(5.2) Every excise warehouse licensee is liable to a penalty on an imported vaping product that is removed from the excise warehouse of the licensee for a purpose described in subsection 158.69(2) if the product is not delivered or exported, as the case may be, for that purpose.

Amount of penalty for diversion of vaping products

(5.3) The amount of a penalty for each vaping product that is removed from an excise warehouse for a purpose referred to in subsection (5.1) or (5.2) and that is not delivered or exported, as the case may be, for that purpose is equal to the amount determined by the formula

(A + B) × 200%

where

A	is the amount determined under Schedule 8 in respect of the vaping product, using the rates of duty applicable at the time the vaping product is removed from the excise warehouse; and

B is

(a) if at least one province is prescribed for the purposes of the definition specified vaping province in section 2 at the time the vaping product is removed from the excise warehouse, the amount determined for A, and

(b) in any other case, 0.

Exception

(6) A licensee that would otherwise be liable to a penalty under this section is not liable if the licensee proves to the satisfaction of the Minister that the alcohol, tobacco product or vaping product that was removed from their excise warehouse or special excise warehouse was returned to that warehouse.

20 The Act is amended by adding the following after section 238:

Penalty in respect of unaccounted vaping products

238.01 (1) Every excise warehouse licensee is liable to a penalty on a vaping product entered into their excise warehouse if the licensee cannot account for the vaping product

(a) as being in the warehouse;

(b) as having been removed from the warehouse in accordance with this Act; or

(c) as having been destroyed by fire while kept in the warehouse.

Amount of penalty

(2) The amount of a penalty for each vaping product that cannot be accounted for is equal to the amount determined by the formula

(A + B) × 200%

where

A is	the amount determined under Schedule 8 in respect of the vaping product, using the rates of duty applicable at the time the vaping product is entered into the excise warehouse; and

B is

(a) if at least one province is prescribed for the purposes of the definition specified vaping province in section 2 at the time the vaping product is entered into the excise warehouse, the amount determined for A, and

(b) in any other case, 0.

21 (1) Paragraph 238.1(1)(a) of the Act is replaced by the following:

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(a) the person can demonstrate that the stamps were affixed to tobacco products, cannabis products, vaping products or their containers in the manner prescribed for the purposes of the definition stamped in section 2 and that duty, other than special duty, has been paid on the tobacco products, cannabis products or vaping products; or

(2) Subsection 238.1(2) of the Act is amended by striking out “or” at the end of paragraph (a), by adding “or” at the end of paragraph (b) and by adding the following after paragraph (b):

(c) in the case of a vaping excise stamp

(i) if the stamp is in respect of a specified vaping province, $10.00, and

(ii) in any other case, $5.00.

22 The portion of section 239 of the Act before paragraph (a) is replaced by the following:

Other diversions

239 Unless section 237 applies, every person is liable to a penalty equal to 200% of the duty that was imposed on packaged alcohol, a tobacco product, a cannabis product or a vaping product if

23 Section 264 of the Act is replaced by the following:

Certain things not to be returned

264 Despite any other provision of this Act, any alcohol, specially denatured alcohol, restricted formulation, raw leaf tobacco, excise stamp, tobacco product, cannabis product or vaping product that is seized under section 260 must not be returned to the person from whom it was seized or any other person unless it was seized in error.

24 Subsection 266(2) of the Act is amended by striking out “and” at the end of paragraph (d), by adding “and” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) a seized vaping product only to a vaping product licensee.

25 (1) Paragraph 304(1)(c.1) of the Act is replaced by the following:

(c.1) respecting the types of security that are acceptable for the purposes of subsection 158.03(3) or 158.36(3), and the manner by which the amount of the security is to be determined;

(2) Paragraph 304(1)(f) of the Act is replaced by the following:

(f) respecting the information to be provided on tobacco products, packaged alcohol, cannabis products and vaping products and on containers of tobacco products, packaged alcohol, cannabis products and vaping products;

(3) Paragraph 304(1)(i) of the Act is replaced by the following:

(i) respecting the entry and removal of tobacco products, alcohol or vaping products from an excise warehouse or a special excise warehouse;

(4) Paragraph 304(1)(n) of the Act is replaced by the following:

(n) respecting the sale under section 266 of alcohol, tobacco products, raw leaf tobacco, specially denatured alcohol, restricted formulations, cannabis products or vaping products seized under section 260;

26 The Act is amended by adding the following after section 304.2:

Definition of coordinated vaping duty system

304.3 (1) In this section, coordinated vaping duty system means the system providing for the payment, collection and remittance of duty imposed under any of section 158.58 and subsections 158.6(2) and 158.61(2) and any provisions relating to duty imposed under those provisions or to refunds in respect of any such duty.

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Coordinated vaping duty system regulations — transition

(2) The Governor in Council may make regulations, in relation to the joining of a province to the coordinated vaping duty system,

(a) prescribing transitional measures, including

(i) a tax on the inventory of vaping products held by a vaping product licensee or any other person, and

(ii) a duty or tax on vaping products that are delivered prior to the province joining that system; and

(b) generally to effect the implementation of that system in relation to the province.

Coordinated vaping duty system regulations — rate variation

(3) The Governor in Council may make regulations

(a) prescribing rules in respect of whether, how and when a change in the rate of duty for a specified vaping province applies (in this section any such change in the rate of duty is referred to as a “rate variation”), including rules deeming, in specified circumstances and for specified purposes, the status of anything to be different than what it would otherwise be, including when duty is imposed or payable and when duty is required to be reported and accounted for;

(b) if a manner of determining an amount of duty is to be prescribed in relation to the coordinated vaping duty system,

(i) specifying the circumstances or conditions under which a change in the manner applies, and

(ii) prescribing transitional measures in respect of a change in the manner, including

(A) a tax on the inventory of vaping products held by a vaping product licensee or any other person, and

(B) a duty or tax on vaping products that are delivered prior to the change; and

(c) prescribing amounts and rates to be used to determine any refund that relates to, or is affected by, the coordinated vaping duty system, excluding amounts that would otherwise be included in determining any such refund, and specifying circumstances under which any such refund shall not be paid or made.

Coordinated vaping duty system regulations — general

(4) For the purpose of facilitating the implementation, application, administration and enforcement of the coordinated vaping duty system or a rate variation or the joining of a province to the coordinated vaping duty system, the Governor in Council may make regulations

(a) prescribing rules in respect of whether, how and when that system applies and rules in respect of other aspects relating to the application of that system in relation to a specified vaping province, including rules deeming, in specified circumstances and for specified purposes, the status of anything to be different than what it would otherwise be, including when duty is imposed or payable and when duty is required to be reported and accounted for;

(b) prescribing rules related to the movement of vaping products between provinces, including a duty, tax or refund in respect of such movement;

(c) providing for refunds relating to the application of that system in relation to a specified vaping province;

(d) adapting any provision of this Act or of the regulations made under this Act to the coordinated vaping duty system or modifying any provision of this Act or those regulations to adapt it to the coordinated vaping duty system;

(e) defining, for the purposes of this Act or the regulations made under this Act, or any provision of this Act or those regulations, in its application to the coordinated vaping duty system, words or expressions used in this Act or those regulations including words or expressions defined in a provision of this Act or those regulations;

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(f) providing that a provision of this Act or of the regulations made under this Act, or a part of such a provision, does not apply to the coordinated vaping duty system;

(g) prescribing compliance measures, including penalties and anti-avoidance rules; and

(h) generally in respect of the application of that system in relation to a province.

Conflict

(5) If a regulation made under this Act in respect of the coordinated vaping duty system states that it applies despite any provision of this Act, in the event of a conflict between the regulation and this Act, the regulation prevails to the extent of the conflict.

27 The Act is amended by adding, after Schedule 7, the Schedule 8 set out in the Schedule to this Motion.

Criminal Code

28 (1) Subparagraph (g)(i) of the definition offence in section 183 of the Criminal Code is replaced by the following:

(i) section 214 (unlawful production, sale, etc., of tobacco, alcohol, cannabis or vaping products),

(2) Paragraph (g) of the definition offence in section 183 of the Act is amended by adding the following after subparagraph (iii.1):

(iii.2) section 218.2 (unlawful possession, sale, etc., of unstamped vaping products),

Excise Tax Act

29 The definition excisable goods in subsection 123(1) of the Excise Tax Act is replaced by the following:

excisable goods means beer or malt liquor (within the meaning assigned by section 4 of the Excise Act) and spirits, wine, tobacco products, cannabis products and vaping products (within the meaning assigned by section 2 of the Excise Act, 2001); (produit soumis à l’accise)

Federal-Provincial Fiscal Arrangements Act

30 Subsection 2(1) of the Federal-Provincial Fiscal Arrangements Act is amended by adding the following in alphabetical order:

coordinated vaping product taxation agreement means an agreement or arrangement entered into by the Minister on behalf of the Government of Canada under Part III.3, including any amendments or variations to the agreement or arrangement made in accordance with that Part; (accord de coordination de la taxation des produits de vapotage)

31 The Act is amended by adding the following after section 8.82:

PART III.3

Coordinated Vaping Product Taxation Agreements

Coordinated Vaping Product Taxation Agreement

8.9 (1) The Minister, with the approval of the Governor in Council, may on behalf of the Government of Canada enter into an agreement or arrangement with the government of a province respecting the taxation of vaping products and, without restricting the generality of the foregoing, respecting

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(a) the collection, administration and enforcement of taxes on vaping products in respect of the province under a single Act of Parliament;

(b) the provision to the Government of Canada by the government of the province, or to the government of the province by the Government of Canada, of

(i) information acquired in the administration and enforcement of Acts imposing taxes on vaping products and Acts providing for rebates, refunds or reimbursements of taxes on vaping products, paid or payable, or of amounts paid or payable as or on account of the taxation of vaping products, and

(ii) other information related to the regulation of vaping and the distribution of vaping products relevant to the system of taxation of vaping products under a single Act of Parliament;

(c) the accounting for taxes collected in accordance with the agreement;

(d) the implementation of and transition to the system of taxation of vaping products contemplated under the agreement;

(e) payments, and the eligibility for payments, by the Government of Canada to the government of the province in respect of the revenues from the system of taxation contemplated under the agreement and to which the province is entitled under the agreement, the time when such payments will be made, and the remittance by the government of the province to the Government of Canada of any overpayments by the Government of Canada or the right of the Government of Canada to set off any overpayments against other amounts payable by the Government of Canada to the government of the province, whether under the agreement or any other agreement or arrangement or any Act of Parliament;

(f) the payment by the Government of Canada and its agents and subservient bodies, and by the government of the province and its agents and subservient bodies, of the taxes on vaping products payable under the system of taxation of vaping products contemplated under the agreement and the accounting for the taxes on vaping products so paid;

(g) the compliance by the Government of Canada and its agents and subservient bodies, and by the government of the province and its agents and subservient bodies, with the Act of Parliament under which the system of taxation of vaping products is administered and regulations made under that Act; and

(h) other matters that relate to, and that are considered advisable for the purposes of implementing or administering, the system of taxation of vaping products contemplated under the agreement.

Amending agreements

(2) The Minister, with the approval of the Governor in Council, may on behalf of the Government of Canada enter into an agreement with the government of a province amending or varying an agreement or arrangement with the province entered into under subsection (1) or this subsection.

Payments

8.91 If there is a coordinated vaping product taxation agreement with the government of a province, the appropriate minister may pay to the province out of amounts received in a fiscal year under the Act of Parliament referred to in paragraph 8.9(1)(a)

(a) amounts determined in accordance with the agreement as provided, and at such times as are specified, in the agreement; and

(b) subject to the regulations, advances in respect of the amounts referred to in paragraph (a).

Statutory authority to make payments

8.92 Despite any other Act, the payments paid under a coordinated vaping product taxation agreement under the authority of section 8.91 may be made without any other or further appropriation or authority.

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32 (1) Paragraph 40(b) of the Act is replaced by the following:

(b) respecting the calculation and payment to a province of advances on account of any amount that may become payable to the province under this Act, an administration agreement, a reciprocal taxation agreement, a sales tax harmonization agreement, a coordinated cannabis taxation agreement or a coordinated vaping product taxation agreement and the adjustment, by way of reduction or set off, of other payments to the province because of those advances;

(2) Paragraph 40(d) of the Act is replaced by the following:

(d) prescribing the time and manner of making any payment under this Act, an administration agreement, a sales tax harmonization agreement, a coordinated cannabis taxation agreement or a coordinated vaping product taxation agreement;

Customs Act

33 Subsection 2(1) of the Customs Act is amended by adding the following in alphabetical order:

immediate container has the same meaning as in section 2 of the Excise Act, 2001; (contenant immédiat)

vaping device has the same meaning as in section 2 of the Excise Act, 2001; (dispositif de vapotage)

vaping product has the same meaning as in section 2 of the Excise Act, 2001; (produit de vapotage)

vaping product licensee has the same meaning as in section 2 of the Excise Act, 2001; (titulaire de licence de produits de vapotage)

vaping substance has the same meaning as in section 2 of the Excise Act, 2001; (substance de vapotage)

34 Subsection 97.25(3) of the Act is amended by adding the following after paragraph (c):

(c.1) if the good is a vaping product, to a vaping product licensee;

35 Subsection 109.2(2) of the Act is replaced by the following:

Contravention relating to tobacco, cannabis and vaping products and to designated goods

(2) Every person that

(a) removes tobacco products, cannabis products, vaping products or designated goods or causes tobacco products, cannabis products, vaping products or designated goods to be removed from a customs office, sufferance warehouse, bonded warehouse or duty free shop in contravention of this Act or the Customs Tariff or the regulations made under those Acts, or

(b) sells or uses tobacco products or designated goods designated as ships’ stores in contravention of this Act or the Customs Tariff or the regulations made under those Acts,

is liable to a penalty equal to double the total of the duties that would be payable on like tobacco products, cannabis products, vaping products or designated goods released in like condition at the rates of duties applicable to like tobacco products, cannabis products, vaping products or designated goods at the time the penalty is assessed, or to such lesser amount as the Minister may direct.

36 Subsection 117(2) of the Act is replaced by the following:

No return of certain goods

(2) Despite subsection (1), if spirits, wine, specially denatured alcohol, restricted formulations, cannabis, raw leaf tobacco, excise stamps, tobacco products or vaping products are seized under this Act, they shall not be returned to the person from whom they were seized or any other person unless they were seized in error.

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37 Subsection 119.1(1.1) of the Act is amended by striking out “and” at the end of paragraph (c) and by adding the following after paragraph (c):

(c.1) a vaping product may only be to a vaping product licensee; and

38 The portion of subsection 142(1) of the Act before paragraph (a) is replaced by the following:

Disposal of things abandoned or forfeit

142 (1) Unless the thing is spirits, specially denatured alcohol, a restricted formulation, wine, raw leaf tobacco, an excise stamp, a tobacco product or a vaping product, anything that has been abandoned to Her Majesty in right of Canada under this Act and anything the forfeiture of which is final under this Act shall

39 (1) Subsection 142.1(1) of the Act is replaced by the following:

Dealing with abandoned or forfeited alcohol, etc.

142.1 (1) If spirits, specially denatured alcohol, a restricted formulation, wine, raw leaf tobacco, a tobacco product or a vaping product is abandoned or finally forfeited under this Act, the Minister may sell, destroy or otherwise deal with it.

(2) Subsection 142.1(2) of the Act is amended by striking out “and” at the end of paragraph (c) and by adding the following after paragraph (c):

(c.1) a vaping product may only be to a vaping product licensee; and

40 Paragraph 164(1)(h.2) of the Act is replaced by the following:

(h.2) respecting the sale of alcohol, a tobacco product, raw leaf tobacco, specially denatured alcohol, a restricted formulation or a vaping product detained, seized, abandoned or forfeited under this Act;

Customs Tariff

41 Paragraph 83(a) of the Customs Tariff is replaced by the following:

(a) in the case of goods that would have been classified under tariff item No. 9804.10.00 or 9804.20.00, the value for duty of the goods shall be reduced by an amount equal to that maximum specified value and, in the case of alcoholic beverages, vaping products and tobacco, the quantity of those goods shall, for the purposes of assessing duties other than a duty under section 54 of the Excise Act, 2001, be reduced by the quantity of alcoholic beverages, vaping products and tobacco and up to the maximum quantities specified in tariff item No. 9804.10.00 or 9804.20.00, as the case may be;

42 Subsection 89(2) of the Act is replaced by the following:

Exception

(2) Relief of the duties or taxes levied or imposed under sections 21.1 to 21.3, the Excise Act, 2001 or the Excise Tax Act may not be granted under subsection (1) on tobacco products, vaping products or designated goods.

43 Subsection 113(2) of the Act is replaced by the following:

No refund

(2) No refund or drawback of the duties imposed on tobacco products or vaping products under the Excise Act, 2001 shall be granted under subsection (1), except if a refund of the whole or the portion of the duties is required to be granted under Division 3.

44 (1) The Description of Goods of tariff item No. 9804.10.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference beginning with “For the purpose of this tariff item,” and ending with “of manufactured tobacco.” with a reference to “For the purpose of this tariff item, goods may include either wine not exceeding 1.5 litres or any alcoholic beverages not exceeding

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1.14 litres, tobacco not exceeding fifty cigars, two hundred cigarettes, two hundred tobacco sticks and two hundred grams of manufactured tobacco, and vaping products not exceeding 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers.”

(2) Paragraphs (a) and (b) of the Description of Goods of tariff item No. 9804.20.00 in the List of Tariff Provisions set out in the schedule to the Act are replaced by the following:

(a) goods may include either wine not exceeding 1.5 litres or any alcoholic beverages not exceeding 1.14 litres, tobacco not exceeding fifty cigars, two hundred cigarettes, two hundred tobacco sticks and two hundred grams of manufactured tobacco, and vaping products not exceeding 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers, if included in the baggage accompanying the person at the time of return to Canada; and

(b) if goods (other than alcoholic beverages, cigars, cigarettes, tobacco sticks, manufactured tobacco and vaping products) acquired abroad are not included in the baggage accompanying the person, they may be classified under this tariff item if they are reported by the person at time of return to Canada.

(3) The Description of Goods of tariff item No. 9804.30.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference beginning with “For the purpose of this tariff item,” and ending with “or manufactured tobacco.” with a reference to “For the purpose of this tariff item, goods shall not include those which could otherwise be imported into Canada free of duties, nor alcoholic beverages, cigars, cigarettes, tobacco sticks, manufactured tobacco or vaping products.”

(4) The Description of Goods of tariff item No. 9804.40.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference beginning with “For the purpose of this tariff item,” and ending with “or manufactured tobacco.” with a reference to “For the purpose of this tariff item, goods shall not include alcoholic beverages, cigars, cigarettes, tobacco sticks, manufactured tobacco or vaping products.”

(5) Paragraphs (a) and (b) of the Description of Goods of tariff item No. 9805.00.00 in the List of Tariff Provisions set out in the schedule to the Act are replaced by the following:

(a) the provisions shall apply to either wine not exceeding 1.5 litres or any alcoholic beverages not exceeding 1.14 litres, tobacco not exceeding fifty cigars, two hundred cigarettes, two hundred tobacco sticks and two hundred grams of manufactured tobacco, and vaping products not exceeding 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers, if they are included in the baggage accompanying the importer, and no relief from payment of duties is being claimed in respect of alcoholic beverages, tobacco or vaping products under another item in this Chapter at the time of importation;

(b) if goods (other than alcoholic beverages, cigars, cigarettes, tobacco sticks, manufactured tobacco and vaping products) are not accompanying the person returning from abroad, they may be classified under this item when imported at a later time if they are reported by the person at the time of return to Canada; and

(6) The Description of Goods of tariff item No. 9807.00.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by striking out “and” at the end of subparagraph (a)(i), by adding “and” at the end of subparagraph (a)(ii), and by adding the following after subparagraph (a)(ii):

(iii) vaping products not exceeding 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers;

(7) Paragraph (c) of the Description of Goods of tariff item No. 9807.00.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference to “(other than alcoholic beverages, cigars, cigarettes, tobacco sticks and manufactured tobacco)” with a reference to “(other than alcoholic beverages, cigars, cigarettes, tobacco sticks, manufactured tobacco and vaping products)”.

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(8) The Description of Goods of tariff item No. 9816.00.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference to “and not being advertising matter, tobacco or alcoholic beverages,” with a reference to “and not being advertising matter, tobacco, alcoholic beverages or vaping products,”.

(9) The Description of Goods of heading 98.25 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference to “alcoholic beverages; tobacco; tobacco products;” with a reference to “alcoholic beverages; tobacco; tobacco products; vaping products;”.

(10) The Description of Goods of heading 98.26 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference to “alcoholic beverages; tobacco; tobacco products;” with a reference to “alcoholic beverages; tobacco; tobacco products; vaping products;”.

(11) The Description of Goods of tariff item No. 9827.00.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference beginning with “Goods, which may include” and ending with “of manufactured tobacco,” with a reference to “Goods, which may include either wine not exceeding 1.5 litres or any alcoholic beverages not exceeding 1.14 litres, tobacco products not exceeding fifty cigars, two hundred cigarettes, two hundred tobacco sticks and two hundred grams of manufactured tobacco, and vaping products not exceeding 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers,”

(12) The Description of Goods of tariff item No. 9906.00.00 in the List of Tariff Provisions set out in the schedule to the Act is amended by replacing the reference to “other than alcoholic beverages and tobacco products,” with a reference to “other than alcoholic beverages, tobacco products and vaping products,”.

Amendments to Various Regulations

Tariff Item No. 9805. 00. 00 Exemption Order

45 Section 3 of the Tariff Item No. 9805.00.00 Exemption Order is amended by adding the following after paragraph (b):

(b.1) vaping products owned by and in the possession of the importer;

Postal Imports Remission Order

46 (1) Paragraph (a) of the definition goods in section 2 of the Postal Imports Remission Order is replaced by the following:

(a) alcoholic beverages, cannabis products, vaping products, cigars, cigarettes and manufactured tobacco;

(2) Section 2 of the Order is amended by adding the following in alphabetical order:

vaping product has the same meaning as in section 2 of the Excise Act, 2001. (produit de vapotage)

Courier Imports Remission Order

47 (1) Paragraph (a) of the definition goods in section 2 of the Courier Imports Remission Order is replaced by the following:

(a) alcoholic beverages, cannabis products, vaping products, cigars, cigarettes and manufactured tobacco;

(2) Section 2 of the Order is amended by adding the following in alphabetical order:

vaping product has the same meaning as in section 2 of the Excise Act, 2001. (produit de vapotage)

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Customs Sufferance Warehouses Regulations

48 Subsection 15(4) of the Customs Sufferance Warehouses Regulations is replaced by the following:

(4) For the purposes of subsection 39.1(1) of the Act, firearms, prohibited ammunition, prohibited devices, prohibited or restricted weapons, tobacco products and vaping products are goods of a prescribed class that are forfeit if they are not removed from a sufferance warehouse within 14 days after the day on which they were reported under section 12 of the Act.

49 Paragraph 17(a) of the Regulations is replaced by the following:

(a) stamping the goods, if the goods consist of

(i) imported raw leaf tobacco or imported tobacco products that are placed in the sufferance warehouse in accordance with section 39 of the Excise Act, 2001, or

(ii) imported vaping products that are placed in the sufferance warehouse in accordance with section 158.51 of the Excise Act, 2001;

Non-residents’ Temporary Importation of Baggage and Conveyances Regulations

50 Section 2 of the Non-residents’ Temporary Importation of Baggage and Conveyances Regulations is amended by adding the following in alphabetical order:

immediate container has the same meaning as in section 2 of the Excise Act, 2001; (contenant immédiat)

vaping device has the same meaning as in section 2 of the Excise Act, 2001; (dispositif de vapotage)

vaping substance has the same meaning as in section 2 of the Excise Act, 2001; (substance de vapotage)

51 Subsection 4(1) of the Regulations is amended by striking out “or” at the end of paragraph (b) and by adding the following after that paragraph:

(b.1) 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers; or

Tariff Item No. 9807. 00. 00 Exemption Order

52 Paragraph 2(b) of the Tariff Item No. 9807.00.00 Exemption Order is replaced by the following:

(b) tobacco products and vaping products;

Customs Bonded Warehouses Regulations

53 Section 2 of the Customs Bonded Warehouses Regulations is amended by adding the following in alphabetical order:

vaping product has the same meaning as in section 2 of the Excise Act, 2001; (produit de vapotage)

54 Section 14 of the Regulations is amended by striking out “and” at the end of paragraph (e), by adding “and” at the end of paragraph (f) and by adding the following after paragraph (f):

(g) vaping products that are not stamped.

55 The Regulations are amended by adding the following after section 16:

16.1 No licensee shall receive into or remove from a bonded warehouse imported vaping products unless they are to be removed from the warehouse for sale to a foreign diplomat in Canada or export from Canada.

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56 Section 18 of the Regulations is replaced by the following:

18 For the purposes of subsections 37(2) and 39.1(2) of the Customs Act, tobacco products, packaged spirits and vaping products are a prescribed class of goods and are forfeit if they have not been removed from the bonded warehouse within five years of the day on which the goods are described in the form prescribed under subsection 19(2) of that Act.

Regulations Respecting Excise Licences and Registrations

57 Subparagraph 2(2)(b)(i) of the Regulations Respecting Excise Licenses and Registrations is replaced by the following:

(i) failed to comply with any Act of Parliament, other than the Act, or of the legislature of a province respecting the taxation of or controls on alcohol, tobacco products or vaping products or any regulations made under it, or

58 Section 4 of the Regulations is replaced by the following:

4 A licence is valid for the period specified in the licence, which period shall not exceed

(a) in the case of a vaping product licence, three years; and

(b) in any other case, two years.

59 (1) The portion of subsection 5(1) of the Regulations before paragraph (a) is replaced by the following:

5 (1) For the purposes of paragraph 23(3)(b) of the Act, the amount of security to be provided by an applicant for a spirits licence, a tobacco licence, a cannabis licence or a vaping product licence is an amount of not less than $5,000 and

(2) Paragraph 5(1)(b) of the Regulations is replaced by the following:

(b) in the case of a tobacco licence, a cannabis licence or a vaping product licence, be sufficient to ensure payment of the amount of duty referred to in paragraph 160(b) of the Act up to a maximum amount of $5 million per licence.

60 Paragraph 12(1)(e) of the Regulations is replaced by the following:

(e) fails to comply with any Act of Parliament, other than the Act, or of the legislature of a province respecting the taxation of or controls on alcohol, tobacco products or vaping products, or any regulations made under it; or

Regulations Respecting the Possession of Tobacco Products or Cannabis Products That Are Not Stamped

61 The title of the Regulations Respecting the Possession of Tobacco Products or Cannabis Products That Are Not Stamped is replaced by the following:

Regulations Respecting the Possession of Tobacco, Cannabis or Vaping Products That Are Not Stamped

62 The Regulations are amended by adding the following after section 1.3:

1.4 For the purposes of paragraph 158.44(3)(b) of the Excise Act, 2001, a person may possess a vaping product that is not stamped if

(a) the person is authorized by an officer under section 19 of the Customs Act to transport vaping products that have been reported under section 12 of that Act and is acting in accordance with that authorization; or

(b) the person has in their possession documentation that provides evidence that the person is transporting the vaping product on behalf of

(i) a vaping product licensee,

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(ii) an excise warehouse licensee, or

(iii) an accredited representative.

Stamping and Marking of Tobacco and Cannabis Products Regulations

63 The title of the Stamping and Marking of Tobacco and Cannabis Products Regulations is replaced by the following:

Stamping and Marking of Tobacco, Cannabis and Vaping Products Regulations

64 Paragraph 2(c) of the Regulations is replaced by the following:

(c) a cannabis product or a vaping product is packaged in a prescribed package when it is packaged in the smallest package — including any outer wrapper, package, box or other container — in which it is sold to the consumer.

65 (1) Subsection 4(1) of the Regulations is replaced by the following:

4 (1) For the purposes of subsections 25.1(1) and 158.36(1) of the Act, a prescribed person is a person that satisfies the requirements set out in paragraphs 2(2)(a) to (e) of the Regulations Respecting Excise Licences and Registrations.

(2) Section 4 of the Regulations is amended by adding the following after subsection (3):

(4) For the purposes of paragraph 158.38(2)(d) of the Act, the following persons are prescribed:

(a) a person that transports a vaping excise stamp on behalf of a person described in paragraph 158.38(2)(a) or (b) of the Act; and

(b) a person that has in their possession vaping excise stamps only for the purpose of applying adhesive to the stamps on behalf of the vaping product licensee to which the stamps are issued.

66 The Regulations are amended by adding the following after section 4:

4.01 (1) If the Minister holds, at any time in a calendar month, security that a person has provided under subsection 158.36(3) of the Act and if the person is not a vaping product licensee throughout the calendar month, the person must file with the Minister an information return for the calendar month in respect of the possession and use of any vaping excise stamps issued to the person.

(2) The information return of a person for a particular calendar month must

(a) be made in prescribed form containing prescribed information; and

(b) be filed in prescribed manner on or before the last day of the first calendar month following the particular calendar month.

67 The Regulations are amended by adding the following after section 4.1:

4.11 (1) Subject to subsections (2) to (4), the amount of security for the purpose of subsection 158.36(3) of the Act is the greater of

(a) $ 1.00 multiplied by the number of vaping excise stamps that either are in the applicant’s possession at the time of application or are to be issued in respect of the application, and

(b) $ 5,000.

(2) Subject to subsections (3) and (4), if the amount determined under paragraph (1)(a) is greater than $5 million, the amount of security for the purpose of subsection 158.36(3) of the Act is $5 million.

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(3) If a person has provided security under paragraph 23(3)(b) of the Act in an amount that is equal to or greater than the amount of security determined in accordance with subsections (1) and (2), the amount of security for the purpose of subsection 158.36(3) of the Act is nil.

(4) If a person has provided security under paragraph 23(3)(b) of the Act in an amount that is less than the amount of security determined in accordance with subsections (1) and (2), the amount of security for the purpose of subsection 158.36(3) of the Act is the difference between the amount of security determined in accordance with subsections (1) and (2) and the amount of security provided by the person under paragraph 23(3)(b) of the Act.

68 The portion of section 4.2 of the Regulations before paragraph (a) is replaced by the following:

4.2 For the purposes of the definition stamped in section 2 of the Act and subsections 25.3(1), 158.05(1) and 158.38(1) of the Act, the prescribed manner of affixing an excise stamp to a package is by affixing the stamp

69 The Regulations are amended by adding the following after section 5:

5.1 (1) For the purposes of paragraphs 158.44(3)(e) and 158.47(2)(c) and section 158.56 of the Act, the prescribed limit is five units of vaping products.

(2) For the purposes of subsection (1), a unit of vaping products consists of 120 millilitres of vaping substance in liquid form, or 120 grams of vaping substance in solid form, within any combination of not more than twelve vaping devices and immediate containers.

70 The heading after section 7 of the Regulations is replaced by the following:

Vaping Product Marking

8 (1) For the purposes of subsection 158.5(1) of the Act, the required vaping product markings are

(a) for containers of vaping products manufactured in Canada, the marking set out in Schedule 7; and

(b) for containers of vaping products manufactured outside Canada, the marking set out in Schedule 8.

(2) The vaping product markings must be printed on or affixed to the container in a conspicuous manner and in accordance with the specifications set out in the appropriate Schedule.

9 (1) For the purposes of subsection 158.5(2) of the Act, the required vaping product marking is the marking set out in Schedule 8.

(2) The vaping product marking must be printed on or affixed to the container in a conspicuous manner and in accordance with the specifications set out in Schedule 8.

71 The heading of Schedule 7 to the Regulations is replaced with the following:

SCHEDULE 7

(Sections 6 and 8)

Marking for Containers of Manufactured Tobacco, Cigars and Vaping Products Manufactured in Canada

72 The heading of Schedule 8 to the Regulations is replaced with the following:

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SCHEDULE 8

(Sections 6 to 9)

Marking for Containers of Manufactured Tobacco, Cigars and Vaping Products Manufactured Outside Canada, Containers of Cigars Manufactured in Canada and Intended for Delivery to a Duty Free Shop or as Ships’ Stores and Containers of Imported Manufactured Tobacco and Cigars Referred to in Subsection 38(2) of the Act

Application

73 (1) Sections 158.35, 158.51 to 158.53, 158.68 and 158.69 of the Excise Act, 2001, as enacted by section 6, subsection 11(2), sections 12 to 16, subsections 17(2) and (4), sections 18, 19 and 22, subsection 28(2) and sections 29, 34 to 52, 62 and 69 come into force on October 1, 2022.

(2) Sections 158.41, 158.57 and 158.58 of the Excise Act, 2001, as enacted by section 6, apply in respect of vaping products manufactured in Canada that are packaged on or after October 1, 2022 and to vaping products that are imported into Canada or released (as defined in the Customs Act) on or after that day. Those sections of the Excise Act, 2001 also apply in respect of

(a) vaping products manufactured in Canada that are packaged before October 1, 2022 if the vaping products are stamped after the day on which section 6 receives royal assent; and

(b) vaping products that are imported into Canada or released (as defined in the Customs Act) after the day on which section 6 receives royal assent but before October 1, 2022 if the vaping products are stamped when they are reported under that Act.

(3) Sections 158.42 to 158.47 and 158.49, subsection 158.5(2), sections 158.54 to 158.56, 158.6 and 158.61 of the Excise Act, 2001, as enacted by section 6, subsection 10(1) and sections 54 to 56 come into force on October 1, 2022. However, those provisions of that Act, subsection 10(1) and sections 54 to 56 do not apply before 2023 in respect of

(a) vaping products manufactured in Canada that are packaged before October 1, 2022 and that are not stamped; and

(b) vaping products that are imported into Canada or released (as defined in the Customs Act) before October 1, 2022 and that are not stamped.

(4) In applying sections 158.57 and 158.58 of the Excise Act, 2001, as enacted by section 6, in respect of vaping products manufactured in Canada that are packaged before October 1, 2022, paragraph (a) of each of those sections 158.57 and 158.58 is to be read as follows:

(a) in the case of vaping products manufactured in Canada, by the vaping product licensee that packaged the vaping products and at the later of the beginning of October 1, 2022 and the time they are stamped; and

WTO Settlement on the 100-per-cent Canadian Wine Exemption

74 (1) Section 87 of the Excise Act, 2001 is amended by adding “and” at the end of paragraph (a) and by repealing paragraph (a.1).

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 30, 2022.

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75 (1) Paragraph 88(2)(i) of the Act is replaced by the following:

(i) that is wine referred to in paragraph 135(2)(b) may be possessed by any person; and

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 30, 2022, but does not apply to wine packaged before that day.

76 (1) Subsection 134(3) of the Act is replaced by the following:

Exception

(3) Subsection (1) does not apply to wine that is produced by an individual for their personal use and that is consumed in the course of that use.

(2) Subsection (1) applies to wine taken for use on or after June 30, 2022.

77 (1) Paragraph 135(2)(a) of the Act is repealed.

(2) Subsection (1) applies to wine packaged on or after June 30, 2022.

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SCHEDULE

(Section 27)

SCHEDULE 8

(Sections 158.57, 158.6, 158.61, 218.2, 233.2, 234.2 and 238.1)

Duty on Vaping Products

1 Vaping products that are vaping devices that contain vaping substances or that are vaping substances in immediate containers: for each vaping device or immediate container of vaping substance

(a) if the vaping substance is in liquid form, the amount equal to the total of:

(i) for the first 10 millilitres of vaping substance in the vaping device or immediate container: $1.00 per two millilitres of vaping substance or fraction thereof, and

(ii) for any additional amount of vaping substance in the vaping device or immediate container: $1.00 per ten millilitres of vaping substance or fraction thereof; and

(b) if the vaping substance is in solid form, the amount equal to the total of:

(i) for the first 10 milligrams of vaping substance in the vaping device or immediate container: $1.00 per two milligrams of vaping substance or fraction thereof, and

(ii) for any additional amount of vaping substance in the vaping device or immediate container: $1.00 per ten milligrams of vaping substance or fraction thereof.

2 Vaping products that are vaping substances not in any vaping device or container:

(a) if the vaping substance is in liquid form, the amount equal to the total of:

(i) for the first 10 millilitres of vaping substance: $1.00 per two millilitres of vaping substance or fraction thereof, and

(ii) for any additional amount of vaping substance: $1.00 per ten millilitres of vaping substance or fraction thereof; and

(b) if the vaping substance is in solid form, the amount equal to the total of:

(i) for the first 10 milligrams of vaping substance: $1.00 per two milligrams of vaping substance or fraction thereof, and

(ii) for any additional amount of vaping substance: $1.00 per ten milligrams of vaping substance or fraction thereof.

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Notice of Ways and Means Motion to amend the Excise Act

That it is expedient to amend the Excise Act as follows:

Beer Taxation

1 (1) The portion of the definition beer or malt liquor in section 4 of the Excise Act before paragraph (a) is replaced by the following:

beer or malt liquor means any product (other than wine, as defined in section 2 of the Excise Act, 2001) containing more than 0.5% absolute ethyl alcohol by volume that is

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2022.

2 (1) Subsection 170.1(3) of the Act is replaced by the following:

Exclusion of exports

(3) In subsection (1), the reference to “first 75,000 hectolitres of beer and malt liquor brewed in Canada” does not include beer or malt liquor that is exported or deemed to be exported under section 173.

(2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2022.

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